As filed with the Securities and Exchange Commission on November 21, 2012

Registration Number: 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

FIRSTMERIT CORPORATION

(Exact name of Registrant as specified in its charter)

Ohio	6021	34-1339938
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

III Cascade Plaza, 7th Floor,

Akron, Ohio 44308

(330) 996-6300

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Judith A. Steiner

Executive Vice President, General Counsel and Secretary

FirstMerit Corporation

III Cascade Plaza, 7th Floor

Akron, Ohio 44308

(330) 996-6300

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Lyle G. Ganske Peter E. Izanec Jones Day North Point 901 Lakeside Ave Cleveland, Ohio 44114 (216) 586-3939	Rex E. Schlaybaugh, Jr. Mark A. Metz Dykema Gossett PLLC 39577 Woodward Avenue, Suite 300 Bloomfield Hills, Michigan 48301 (248) 203-0700

Approximate Date of Commencement of Proposed Sale of the Securities to the Public: As soon as practicable after this Registration Statement becomes effective and upon completion of the merger described in the enclosed document.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, please check the following box.    ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See definition of “large accelerated filer”, “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☒	Accelerated filer	☐

Non-accelerated filer	☐	Smaller reporting company	☐

CALCULATION OF REGISTRATION FEE

Title of each class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price Per Share	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee(2)(3)
Common Stock, without par value	59,341,436	N/A	$769,056,351	$104,899

(1)

Represents the maximum number of shares of FirstMerit Corporation common stock estimated to be issuable upon the completion of the FirstMerit/Citizens merger described herein. This number is based on the number of shares of Citizens Republic Bancorp, Inc. common stock outstanding and reserved for issuance under various plans and agreements and in connection with various convertible securities as of November 19, 2012, and the exchange of each such share of Citizens Republic Bancorp, Inc. common stock for 1.37 shares of FirstMerit Corporation common stock pursuant to the Agreement and Plan of Merger, dated as of September 12, 2012 by and between FirstMerit Corporation and Citizens Republic Bancorp, Inc.

(2)	Determined in accordance with Section 6(b) of the Securities Act of 1933, as amended, at a rate equal to $136.40 per $1,000,000 of the proposed maximum aggregate offering price.
(3)

Pursuant to Rules 457(c) and 457(f) under the Securities Act, the registration fee is based on the average of the high and low prices per share of Citizens Republic Bancorp, Inc. common stock as reported on the Nasdaq Global Select Market on November 20, 2012, and computed based on the estimated maximum number of shares 43,314,917 that may be exchanged for the FirstMerit Corporation common stock being registered, including shares issuable upon the exercise of outstanding options or other securities to acquire FirstMerit Corporation common stock.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment that specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This document shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

PRELIMINARY—SUBJECT TO COMPLETION—DATED NOVEMBER 21, 2012

MERGER PROPOSED—YOUR VOTE IS VERY IMPORTANT

Dear Shareholder:

On September 13, 2012, FirstMerit Corporation and Citizens Republic Bancorp, Inc. announced a strategic business combination in which Citizens will merge with and into FirstMerit. The combined company, which will retain the FirstMerit name, will have approximately $[24] billion in assets and operate 415 branches across the contiguous states of Pennsylvania, Ohio, Michigan, Illinois and Wisconsin. FirstMerit and Citizens are sending you this joint proxy statement/prospectus to invite you to attend a special meeting of shareholders being held by each company to allow you to vote on the merger agreement.

If the merger is completed, holders of Citizens common stock will receive 1.37 shares of FirstMerit common stock in exchange for each share of Citizens common stock held immediately prior to the merger, subject to the payment of cash in lieu of fractional shares. The number of shares of FirstMerit common stock that Citizens shareholders will receive in the merger for each share of Citizens common stock is fixed. The implied value of the consideration Citizens shareholders will receive in the merger will change depending on changes in the market price of FirstMerit common stock and will not be known at the time you vote on the merger.

Based on the closing price of FirstMerit’s common stock on the Nasdaq Global Select Market, or Nasdaq, (trading symbol “FMER”) on September 12, 2012, the last trading day before public announcement of the merger, the 1.37 exchange ratio represented approximately $23.51 in value for each share of Citizens common stock. Based on FirstMerit’s closing price on [                    ], 2012 of $[        ], the 1.37 exchange ratio represented approximately $[        ] in value for each share of Citizens common stock. Based on the 1.37 exchange ratio and the number of shares of Citizens common stock outstanding and reserved for issuance under various plans and agreements and in connection with various convertible securities as of [                    ], 2012, the maximum number of shares of FirstMerit common stock issuable in the merger is [        ].

FirstMerit and Citizens urge you to obtain current market quotations for FirstMerit and Citizens (trading symbol “CRBC”).

The merger is intended to be treated as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended, and holders of Citizens common stock are not expected to recognize any gain or loss for United States federal income tax purposes on the exchange of shares of Citizens common stock for shares of FirstMerit common stock in the merger, except with respect to any cash received in lieu of fractional shares of FirstMerit common stock.

At the special meeting of FirstMerit shareholders to be held on [                    ], 2013, FirstMerit shareholders will be asked to vote to (1) adopt the merger agreement, (2) approve the issuance of the shares of FirstMerit common stock in connection with the merger, (3) approve a merger-related named executive officer compensation proposal, and (4) adjourn the special meeting, if necessary, in order to further solicit proxies if there are not sufficient votes at the time of the special meeting to adopt the merger agreement. Adoption of the merger agreement requires the affirmative vote of a majority of the voting power of the outstanding shares of FirstMerit common stock and the affirmative vote of a majority of the votes cast on the matter is necessary to approve the issuance of the shares of FirstMerit common stock, assuming that a quorum is present.

At the special meeting of Citizens shareholders to be held on [                    ], 2013, holders of Citizens common stock will be asked to vote to (1) approve the merger agreement, (2) approve a merger-related named executive officer compensation proposal, and (3) grant the board of directors authority to adjourn the special meeting, if necessary, in order to further solicit proxies if there are not sufficient votes at the time of the special meeting to approve the merger agreement. Approval of the merger agreement requires the affirmative vote of the holders of at least a majority of the outstanding shares of Citizens common stock and the affirmative vote of at least 66 2/3% of the outstanding preferred stock of Citizens.

The FirstMerit board of directors unanimously recommends that FirstMerit common shareholders vote “FOR” the adoption of the merger agreement, “FOR” the issuance of the Shares of FirstMerit common stock and “FOR” the other matters to be brought before the special meeting by the board.

The Citizens board of directors unanimously recommends that Citizens common shareholders vote “FOR” the approval of the merger agreement and “FOR” the other matters to be brought before the special meeting by the board.

This document describes the special meetings, the merger, the documents related to the merger and other related matters. Please carefully read this entire document, including “Risk Factors” beginning on page [    ] for a discussion of the risks relating to the proposed merger and owning FirstMerit common stock after the merger. You also can obtain information about FirstMerit and Citizens from documents that each has filed with the Securities and Exchange Commission.

Paul G. Greig Chairman, President and Chief Executive Officer FirstMerit Corporation	Cathleen H. Nash President and Chief Executive Officer Citizens Republic Bancorp, Inc.

Neither the Securities and Exchange Commission nor any state securities commission or bank regulatory agency has approved or disapproved the FirstMerit common stock to be issued under this document or determined if this document is accurate or adequate. Any representation to the contrary is a criminal offense.

The securities to be issued in the merger are not savings and deposit accounts and are not insured by the Federal Deposit Insurance Corporation, or any other governmental agency.

The date of this document is                     , 2012, and it is first being mailed or otherwise delivered to FirstMerit shareholders and Citizens shareholders on or about                     , 2012.

                    , 2012

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

To be held on [                    ], 2013

On [                    ], 2013, FirstMerit Corporation (“FirstMerit”) will hold a Special Meeting of Shareholders at 10:00 a.m., local time, at FirstMerit Tower, 7th Floor, 106 South Main Street, Akron, Ohio 44308, to consider and vote upon the following matters:

•	a proposal to adopt the merger agreement, dated as of September 12, 2012, by and between FirstMerit and Citizens Republic Bancorp, Inc., as such agreement may be amended from time to time;

•	a proposal to approve the issuance of the shares of FirstMerit common stock to Citizens shareholders pursuant to the merger agreement;

•	a proposal to approve, on an advisory basis only, the merger-related compensation and potential payments for the named executive officers of FirstMerit; and

•

a proposal to approve the adjournment of the special meeting, on one or more occasions, if necessary or appropriate, to solicit additional proxies, in the event that there are not sufficient votes at the time of the special meeting to adopt the merger agreement.

The FirstMerit board of directors has fixed the close of business on [                    ], 2012, as the record date for the special meeting. Only FirstMerit shareholders of record at that time are entitled to notice of, and to vote at, the special meeting, or any adjournment or postponement of the special meeting. Adoption of the merger agreement requires the affirmative vote of a majority of the voting power of the outstanding shares of FirstMerit common stock and issuance of FirstMerit common stock in accordance with the merger agreement requires the affirmative vote of a majority of the votes cast on the matter, assuming that a quorum is present.

Whether or not you plan to attend the special meeting, please submit your proxy with voting instructions. Please vote as soon as possible by accessing the Internet site listed on the FirstMerit proxy card, by voting telephonically using the phone number listed on the FirstMerit proxy card or by submitting your proxy card by mail. To submit your proxy by mail, please complete, sign, date and return the accompanying proxy card in the enclosed self-addressed, stamped envelope. This will not prevent you from voting in person, but it will help to secure a quorum and avoid added solicitation costs. Any holder of record of FirstMerit common stock who is present at the special meeting may vote in person instead of by proxy, thereby canceling any previous proxy. In any event, a proxy may be revoked in writing at any time before the special meeting in the manner described in the accompanying document.

The FirstMerit board of directors has unanimously adopted and approved the merger and the merger agreement and recommends that FirstMerit shareholders vote “FOR” the proposals set forth herein.

By Order of the Board of Directors

Judith A. Steiner

Executive Vice President, General Counsel and Secretary

YOUR VOTE IS IMPORTANT. PLEASE VOTE YOUR SHARES PROMPTLY, REGARDLESS OF WHETHER YOU PLAN TO ATTEND THE SPECIAL MEETING.

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

TO BE HELD ON [                ] [        ], 2013

To the Shareholders of Citizens Republic Bancorp, Inc.:

Notice is hereby given that a special meeting of shareholders of Citizens Republic Bancorp, Inc. (“Citizens”) will be held at [                                        ] on [            ] [        ], 2013 at [        ], local time, for the following purposes:

(1)	To approve a proposal to approve the merger agreement, dated as of September 12, 2012, by and between FirstMerit Corporation and Citizens, as such agreement may be amended from time to time;

(2)	To approve, on an advisory basis only, a proposal to pay certain compensation to Citizens’ named executive officers in connection with the merger; and

(3)	To approve a proposal to grant the board of directors authority to adjourn, postpone or continue the special meeting on one or more occasions, if necessary or appropriate, to solicit additional proxies, in the event that there are not sufficient votes at the time of the special meeting to approve the merger agreement.

Shareholders of record of Citizens common stock outstanding at the close of business on [            ] [        ], 2013 are entitled to notice of and to vote at the meeting. Information relevant to each proposal is set forth in the attached joint proxy statement/prospectus.

The board of directors of Citizens has unanimously approved the merger agreement and unanimously recommends that shareholders vote “FOR” approval of each proposal.

You are invited to attend this meeting. Please date, sign and return your proxy promptly whether or not you plan to be present at the meeting. In the alternative, you may vote via the Internet or by telephone by following the procedures set forth on the enclosed proxy card. You may still vote in person if you attend the meeting and are a shareholder of record or have a legal proxy from a shareholder of record.

By Order of the Board of Directors,

Thomas W. Gallagher

Executive Vice President,

General Counsel and Secretary

YOUR VOTE IS VERY IMPORTANT

WHETHER OR NOT YOU EXPECT TO BE PRESENT AT THE SPECIAL MEETING IN PERSON, PLEASE VOTE, SIGN, DATE AND RETURN THE ENCLOSED PROXY CARD PROMPTLY, OR YOU CAN VOTE BY TELEPHONE OR INTERNET BY FOLLOWING THE INSTRUCTIONS SET FORTH ON THE ENCLOSED PROXY CARD. IF YOU DO ATTEND THE SPECIAL MEETING, YOU MAY WITHDRAW YOUR PROXY AND VOTE IN PERSON.

Flint, Michigan

[            ] [        ], 2013

REFERENCES TO ADDITIONAL INFORMATION

This document incorporates by reference important business and financial information about FirstMerit from documents that are not included in or delivered with this document. You can obtain documents incorporated by reference in this document free of charge through the Securities and Exchange Commission website (http://www.sec.gov) or by requesting them in writing or by telephone from FirstMerit at the following address:

FirstMerit Corporation

III Cascade Plaza

Akron, Ohio 44308

Attention: Mr. Thomas P. O’Malley, Investor Relations

Telephone: (330) 384-7020

You will not be charged for any of these documents that you request. FirstMerit shareholders requesting documents should do so by [        ], 2012, in order to receive them before their special meeting.

You should rely only on the information contained or incorporated by reference into this document. No one has been authorized to provide you with information that is different from that contained in, or incorporated by reference into, this document. This document is dated [                    ], 2012, and you should assume that the information in this document is accurate only as of such date. You should assume that the information incorporated by reference into this document is accurate as of the date of such document. Neither the mailing of this document to Citizens shareholders or FirstMerit shareholders nor the issuance by FirstMerit of shares of FirstMerit common stock in connection with the merger will create any implication to the contrary.

Information on the websites of FirstMerit or Citizens, or any subsidiary of FirstMerit or Citizens, is not part of this document. You should not rely on that information in deciding how to vote.

This document does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, or the solicitation of a proxy, in any jurisdiction to or from any person to whom it is unlawful to make any such offer or solicitation in such jurisdiction. Except where the context otherwise indicates, information contained in this document regarding Citizens has been provided by Citizens and information contained in this document regarding FirstMerit has been provided by FirstMerit.

See “Where You Can Find More Information” on page [    ].

APPENDICES

	APPENDIX A	Agreement and Plan of Merger, dated as of September 12, 2012, by and between FirstMerit Corporation and Citizens Republic Bancorp, Inc.

	APPENDIX B	Opinion of RBC Capital Markets, LLC

	APPENDIX C	Opinion of J.P. Morgan Securities LLC

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QUESTIONS AND ANSWERS

The following are answers to certain questions that you may have regarding the Citizens special meeting, the FirstMerit special meeting and the merger. FirstMerit and Citizens urge you to read carefully the remainder of this document because the information in this section may not provide all the information that might be important to you in determining how to vote, including the risk factors beginning on page [    ]. Additional important information is also contained in the appendices to, and the documents incorporated by reference in, this document.

Q:	What are holders of Citizens common stock being asked to vote on?

A:	Holders of Citizens common stock are being asked to vote to approve the merger agreement as such agreement may be amended from time to time (the “Citizens Merger Proposal”), to approve, on an advisory basis only, the payment of certain compensation to Citizens’ named executive officers in connection with the merger (the “Citizens Merger-Related Compensation Proposal”), and to approve a proposal granting the Citizens board the right to adjourn the special meeting, on one or more occasions, if necessary or appropriate, to solicit additional proxies, in the event that there are not sufficient votes at the time of the special meeting to approve the merger agreement proposal (the “Citizens Adjournment Proposal”).

Q:	When and where is the Citizens special meeting of shareholders?

A:	The special meeting of Citizens shareholders will be held at [ ] on [ ] [ ], 2013 at [ ], local time.

Q:	What are holders of FirstMerit common stock being asked to vote on?

A:	Holders of FirstMerit common stock are being asked to vote to adopt the merger agreement as such agreement may be amended from time to time (the “FirstMerit Merger Proposal”), approve the issuance of the shares of FirstMerit common stock to Citizens shareholders pursuant to the merger agreement (the “FirstMerit Stock Issuance Proposal”), approve, on an advisory basis only, the payment of certain compensation to FirstMerit’s named executive officers in connection with the merger (“FirstMerit Merger-Related Compensation Proposal”) and approve the adjournment of the special meeting, on one or more occasions, if necessary or appropriate, to solicit additional proxies, in the event that there are not sufficient votes at the time of the special meeting to approve the foregoing proposals (the “FirstMerit Adjournment Proposal”).

Q:	When and where is the FirstMerit special meeting of shareholders?

A:	The special meeting of FirstMerit shareholders will be held at FirstMerit Tower, 7th Floor, 106 South Main Street, Akron, Ohio 44308 on [ ], 2013 at [10:00 a.m.], local time.

Q:	What do holders of Citizens common stock need to do now?

A:	After you have carefully read this document and have decided how you wish to vote your shares, indicate on your proxy card how you want your shares to be voted with respect to each of the matters indicated. When complete, sign, date and mail your proxy card in the enclosed postage-paid return envelope as soon as possible. Alternatively, you may vote by telephone or through the Internet. Submitting your proxy by Internet, telephone or mail or directing your bank or broker to vote your shares will ensure that your shares are represented and voted at the Citizens special meeting. If you would like to attend the Citizens special meeting, see “Can I attend the Citizens special meeting and vote my shares in person?” beginning on page [ ].

Q:	What do FirstMerit shareholders need to do now?

A:	After you have carefully read this document and have decided how you wish to vote your shares, indicate on your proxy card how you want your shares to be voted with respect to each of the matters indicated. When complete, sign, date and mail your proxy card in the enclosed postage-paid return envelope as soon as possible. Alternatively, you may vote by telephone or through the Internet. Submitting your proxy by Internet, telephone or mail or directing your bank or broker to vote your shares will ensure that your shares are represented and voted at the FirstMerit special meeting. If you would like to attend the FirstMerit special meeting, see “Can I attend the FirstMerit special meeting and vote my shares in person?” beginning on page [ ].

Q:	Why is my vote as a holder of Citizens common stock important?

A:	If you do not vote by proxy, telephone or Internet or vote in person at the Citizens special meeting, it will be more difficult for Citizens to obtain the necessary quorum to hold its special meeting. In addition, approval of the Citizens Merger Proposal requires the affirmative vote of the holders of a majority of the outstanding shares of the Citizens common stock. The Citizens board of directors recommends that you vote to approve the merger agreement. Further, due to the importance of the vote to approve the merger agreement, Citizens is also seeking authority from shareholders through the Citizens Adjournment Proposal to grant authority to the board of directors to adjourn the special meeting to temporarily delay the meeting to provide time for management to solicit additional proxies in the event there are insufficient votes to approve the merger agreement.

Q:	Why is my vote as a FirstMerit shareholder important?

A:	If you do not vote by proxy, telephone or Internet or vote in person at the FirstMerit special meeting, it will be more difficult for FirstMerit to obtain the necessary quorum to hold its special meeting. In addition, approval of the FirstMerit Merger Proposal requires the affirmative vote of the holders of a majority of the outstanding shares of the FirstMerit common stock. The affirmative vote of a majority of the votes cast on the matter is necessary to approve the FirstMerit Stock Issuance Proposal. The FirstMerit board of directors recommends that you vote to adopt the merger agreement and to approve the issuance of the shares of FirstMerit common stock. Further, due to the importance of the vote to adopt the merger agreement, FirstMerit is also seeking, through the FirstMerit Adjournment Proposal, authority from shareholders to adjourn the special meeting to temporarily delay the meeting to provide time for management to solicit additional proxies in the event there are insufficient votes to approve the merger agreement.

Q:	If my shares are held in street name by my broker, will my broker automatically vote my shares for me?

A:	No. Your broker cannot vote your shares without instructions from you. You should instruct your broker as to how to vote your shares, following the directions your broker provides to you. Please check the voting form used by your broker. Without instructions, your shares will not be voted, which will have the effect described below.

Q:	What if I abstain from voting or fail to instruct my broker?

A:	If you are a holder of Citizens common stock and you submit a proxy card in which you abstain from voting, the abstention will be counted toward a quorum at the Citizens special meeting, but it will have the same effect as a vote against the Citizens Merger Proposal. An abstention will have no effect on either the Citizens Merger-Related Compensation Proposal or the Citizens Adjournment Proposal.

If you are a holder of FirstMerit common stock and you submit a proxy card in which you abstain from voting, the abstention will be counted toward a quorum at the FirstMerit special meeting, but it will have the same effect as a vote against the FirstMerit Merger Proposal, the FirstMerit Merger-Related Compensation Proposal and the FirstMerit Adjournment Proposal. An abstention will have no effect on the FirstMerit Stock Issuance Proposal.

Because brokers and banks holding shares of FirstMerit or Citizens common stock in “street name” may vote your shares of common stock on the FirstMerit special meeting proposals or Citizens special meeting proposals only if you provide instructions on how to vote, your failure to provide instructions will result in your shares not being present at the meeting and not being voted on any proposal. Consequently, there cannot be any broker non-votes occurring in connection with a proposal at either special meeting.

Q:	Can I attend the Citizens special meeting and vote my shares in person?

A:	Yes. All holders of Citizens common stock, including shareholders of record and shareholders who hold their shares through banks, brokers, nominees or any other holder of record, are invited to attend the Citizens special meeting. Holders of record of Citizens common stock as of the record date can vote in person at the Citizens special meeting. If you wish to vote in person at the special meeting and if you are a registered shareholder of record, you should bring the enclosed proxy card and proof of identity. If you hold your shares in street name, you will need to bring with you and provide to the inspectors of election proof of identity and a letter from your broker or nominee confirming your beneficial ownership of common stock as of the record date. At the appropriate time during the special meeting, the shareholders present will be asked whether anyone wishes to vote in person. You should raise your hand at this time to receive a ballot to record your vote. Even if you plan to attend the special meeting, you are encouraged to vote by telephone, Internet or mail so your vote will be counted if you later decide not to attend the special meeting. Everyone who attends the special meeting must abide by the rules for the conduct of the meeting distributed at the meeting.

Q:	Can I attend the FirstMerit special meeting and vote my shares in person?

A:	Yes. All holders of FirstMerit common stock, including shareholders of record and shareholders who hold their shares through banks, brokers, nominees or any other holder of record, are invited to attend the FirstMerit special meeting. If you hold your FirstMerit shares in an account at a brokerage firm or bank, your name will not appear on FirstMerit’s shareholder list. Please bring an account statement or a letter from your broker showing your FirstMerit shareholdings. Please show this documentation at the meeting registration desk to attend the meeting. Everyone who attends the special meeting must abide by the rules for the conduct of the meeting. These rules will be printed on the meeting agenda.

Q:	Will Citizens be required to submit the Citizens Merger Proposal to its shareholders even if the Citizens board of directors has withdrawn or modified its recommendation?

A:	Yes. Unless the merger agreement is terminated before the Citizens special meeting, Citizens is required to submit the Citizens Merger Proposal to its shareholders even if the Citizens board of directors has withdrawn or modified its recommendation, consistent with the terms of the merger agreement. The Citizens board of directors may, however, adjourn or postpone the special meeting in certain circumstances in order to respond to an acquisition proposal, consistent with the terms of the merger agreement.

Q:	Will FirstMerit be required to submit the FirstMerit Merger Proposal to its shareholders even if the FirstMerit board of directors has withdrawn, modified or qualified its recommendation?

A:	Yes. Unless the merger agreement is terminated before the FirstMerit special meeting, FirstMerit is required to submit the FirstMerit Merger Proposal to its shareholders even if the FirstMerit board of directors has withdrawn or modified its recommendation, consistent with the terms of the merger agreement. The FirstMerit board of directors may, however, adjourn or postpone the special meeting in certain circumstances in order to respond to an acquisition proposal, consistent with the terms of the merger agreement.

Q:	Is the merger expected to be taxable to Citizens shareholders?

A:	Generally, no. The merger is intended to be treated as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and holders of Citizens common stock are not expected to recognize any gain or loss for United States federal income tax purposes on the exchange of shares of Citizens common stock for shares of FirstMerit common stock in the merger, except with respect to any cash received instead of fractional shares of FirstMerit common stock. You should read “The Merger—Material United States Federal Income Tax Consequences of the Merger” beginning on page [ ] for a more complete discussion of the United States federal income tax consequences of the merger. Tax matters can be complicated and the tax consequences of the merger to you will depend on your particular tax situation. You should consult your tax advisor to determine the specific tax consequences of the merger to you.

Q:	If I am a holder of Citizens common stock, can I change or revoke my vote?

A:	Yes. If you are a shareholder of record of common stock, you may change your vote and revoke your proxy by:

•	before the meeting, voting by telephone or the Internet at a later time;

•	before the meeting, submitting a properly signed proxy card with a later date;

•	voting in person at the Citizens special meeting subject to proof of identity; or

•

delivering written notice that you wish to revoke your proxy to Thomas W. Gallagher, Secretary, at or before the Citizens special meeting. Mr. Gallagher’s office is located in 328 South Saginaw Street, Flint, Michigan 48502. You must include your control number.

If you hold shares in street name, you must follow your broker’s instructions to change your vote. Any record holder of Citizens common stock, or street name holder with a written proxy from the record holder, entitled to vote in person at the Citizens special meeting may vote in person regardless of whether a proxy has been previously given, but the mere presence of a shareholder at the special meeting will not constitute revocation of a previously given proxy.

Q:	If I am a FirstMerit shareholder, can I change or revoke my vote?

A:	Yes. If you hold stock in your name as a shareholder of record, you may revoke any proxy at any time before it is voted by signing and returning a proxy card with a later date, delivering a written revocation letter to FirstMerit’s Corporate Secretary, or by attending the FirstMerit special meeting in person, notifying the Corporate Secretary, and voting by ballot at the special meeting. If you have voted your shares through the Internet, you may revoke your prior Internet vote by recording a different vote, or by signing and returning a proxy card dated as of a date that is later than your last Internet vote.

Any shareholder entitled to vote in person at the FirstMerit special meeting may vote in person regardless of whether a proxy has been previously given, but the mere presence (without notifying the Corporate Secretary) of a shareholder at the special meeting will not constitute revocation of a previously given proxy.

Written notices of revocation and other communications about revoking your proxy should be addressed to: FirstMerit Corporation, III Cascade Plaza, Akron, Ohio 44308, Attn: Corporate Secretary.

If your shares are held in “street name” by a bank or broker, you should follow the instructions of your bank or broker regarding the revocation of proxies.

All shares represented by valid proxies that are received through this solicitation, and that are not revoked, will be voted in accordance with your instructions on the proxy card or as instructed via the Internet.

Q:	If I am a Citizens shareholder, do I have appraisal or dissenters’ rights?

A:	No. Under Michigan law, holders of Citizens common stock will not be entitled to exercise any appraisal or dissenters’ rights in connection with any of the proposals being presented to them.

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Q:	If I am a FirstMerit shareholder, do I have appraisal or dissenters’ rights?

A:	No. Under Ohio law, holders of FirstMerit common stock will not be entitled to exercise any appraisal or dissenters’ rights in connection with any of the proposals being presented to them.

Q:	If I am a holder of Citizens common stock with shares represented by stock certificates, should I send in my Citizens stock certificates now?

A:	No. You should not send in your Citizens stock certificates at this time. After completion of the merger, FirstMerit will send you instructions for exchanging Citizens stock certificates for the merger consideration. The shares of FirstMerit common stock that Citizens shareholders will receive in the merger will be issued in book-entry form. Please do not send in your stock certificates with your proxy card.

Q:	What should I do if I hold my shares of Citizens common stock in book-entry form?

A:	After the completion of the merger, FirstMerit will send you instructions for exchanging shares of Citizens common stock held in book-entry form for shares of FirstMerit common stock in book-entry form and cash to be paid instead of fractional shares of FirstMerit common stock.

Q:	Can I place my Citizens stock certificate(s) into book-entry form prior to merger?

A:	Yes, Citizens stock certificates can be placed into book-entry form prior to merger. For more information, please contact Kristine Brenner, Director of Investor Relations at Citizens at (810) 257-2506.

Q:	Who can I contact if I cannot locate my Citizens stock certificate(s)?

A:	If you are unable to locate your original Citizens stock certificate(s), you should contact American Stock Transfer & Trust Co. at (877) 627-7020.

Q:	When do you expect to complete the merger?

A:	FirstMerit and Citizens currently expect to complete the merger during the second quarter of 2013. However, they cannot assure you when or if the merger will occur. FirstMerit and Citizens must, among other things, obtain the approvals of Citizens shareholders and FirstMerit shareholders at their respective special meetings and the required regulatory approvals described below in “The Merger—Regulatory Approvals Required for the Merger” beginning on page [ ].

Q:	What happens if the merger is not completed?

A:	If the merger is not completed, holders of Citizens common stock will not receive any consideration for their shares in connection with the merger. Instead, Citizens will remain an independent public company and its common stock will continue to be listed and traded on the Nasdaq. In addition, in certain circumstances, a termination fee may be required to be paid by either Citizens or FirstMerit. See “The Merger Agreement—Termination Fee” beginning on page [ ] for a complete discussion of the circumstances under which termination fees will be required to be paid.

Q:	Whom should I call with questions?

A:	Citizens shareholders should contact Kristine Brenner, Director of Investor Relations at Citizens by telephone at (810) 257-2506 or kristine.brenner@citizensbanking.com, Citizens’ proxy solicitor, toll-free at [ ]. FirstMerit shareholders should call [ ] or [ ], FirstMerit’s proxy solicitor, toll-free at [ ].

SUMMARY

This summary highlights the material information from this document. It may not contain all of the information that is important to you. FirstMerit and Citizens urge you to carefully read the entire document and the other documents to which you are referred in order to fully understand the merger and the related transactions, including the risk factors set forth on page [    ]. See “Where You Can Find More Information” on page [    ]. Each item in this summary refers to the page of this document on which that subject is discussed in more detail. FirstMerit and Citizens have included page references parenthetically to direct you to a more complete description of the topics presented in this summary.

In the Merger, Citizens Shareholders Will Have a Right to Receive 1.37 shares of FirstMerit Common Stock (page     )

FirstMerit and Citizens are proposing the merger of Citizens and FirstMerit. If the merger is completed, Citizens will merge with and into FirstMerit, with FirstMerit being the surviving corporation and Citizens common stock will no longer be publicly traded. Under the terms of the merger agreement, holders of Citizens common stock will have a right to receive 1.37 shares of FirstMerit common stock for each share of Citizens common stock held immediately prior to the merger. FirstMerit will not issue any fractional shares of FirstMerit common stock in the merger. Instead, a holder of Citizens common stock who otherwise would have received a fraction of a share of FirstMerit common stock will receive an amount in cash rounded to the nearest cent. This cash amount will be determined by multiplying the fractional share interest of FirstMerit common stock to which the holder would otherwise be entitled by the aggregate volume weighted average per share price, rounded to two decimal points, of FirstMerit common stock on the Nasdaq as reported by Bloomberg L.P. for the twenty consecutive business days in which shares are traded on the Nasdaq in the period immediately preceding the third business day before the date of the closing of the merger.

Example: If you hold 150 shares of Citizens common stock, you will have a right to receive 205 shares of FirstMerit common stock and a cash payment instead of the 0.5 of a share of FirstMerit common stock that you otherwise would have received.

The merger agreement between FirstMerit and Citizens governs the merger. The merger agreement is included in this document as Appendix A. Please read the merger agreement carefully. All descriptions in this summary and elsewhere in this document of the terms and conditions of the merger are qualified by reference to the merger agreement.

What Holders of Citizens Stock Options, Restricted Shares, Restricted Stock Units and Other Equity-Based Awards Will Receive (page     )

Upon completion of the merger, each outstanding option to acquire Citizens common stock granted under any Citizens equity plan will convert automatically into an option to purchase a number of shares of FirstMerit common stock equal to the number of shares of Citizens common stock underlying such Citizens stock option immediately prior to the merger multiplied by the exchange ratio (rounded to the nearest whole share), with an exercise price that equals the exercise price of such Citizens stock option or similar right immediately prior to the merger divided by the exchange ratio (rounded to the nearest cent) and otherwise on the same terms and conditions as were in effect immediately prior to the completion of the merger.

At the time of the merger each outstanding restricted stock unit of Citizens common stock, and each common stock equivalent unit denominated in shares of Citizens common stock, whether denominated as restricted stock, salary stock or retainer stock, will be converted automatically into a fully vested right to receive, on the same terms and conditions as were in effect immediately prior to the completion of the merger, a number of shares of FirstMerit common stock equal to the number of shares of Citizens common stock underlying such Citizens stock unit immediately prior to the merger multiplied by the exchange ratio (rounded to the nearest whole share).

Treatment of Citizens TARP Preferred Stock and TARP Warrant in the Merger (page     )

The merger agreement provides that each outstanding share of Fixed Rate Cumulative Perpetual Preferred Stock, Series A (the “Citizens TARP Preferred Stock”) will be converted into the right to receive cash in an aggregate amount equal to the liquidation preference of the Citizens TARP Preferred Stock, plus all accrued, cumulated and unpaid dividends owing by Citizens on the Citizens TARP Preferred Stock. Unless purchased by Citizens or FirstMerit at or prior to the effective time of the merger, the outstanding warrant ( the “Citizens TARP Warrant”) to purchase Citizens common stock, which was issued on December 12, 2008 to the United States Department of the Treasury (the “Treasury”) will be converted into a warrant to purchase FirstMerit common stock, subject to appropriate adjustments to reflect the exchange ratio of 1.37.

The Merger is Intended to Be Tax-Free to Citizens Shareholders as to the Shares of FirstMerit Common Stock They Receive (page     )

The merger is intended to be treated as a reorganization within the meaning of Section 368(a) of the Code, and it is a condition to the respective obligations of FirstMerit and Citizens to complete the merger that each of FirstMerit and Citizens receive legal opinions to that effect from their respective counsel. Accordingly, the merger generally will be tax-free to you for United States federal income tax purposes as to the shares of FirstMerit common stock you receive in the merger, except for any gain or loss that may result from the receipt of cash instead of fractional shares of FirstMerit common stock that you would otherwise be entitled to receive.

The United States federal income tax consequences described above may not apply to all holders of Citizens common stock. Your tax consequences will depend on your individual situation. Accordingly, you are strongly urged to consult your tax advisor for a full understanding of the particular tax consequences of the merger to you.

Accounting Treatment of Merger (page     )

The merger will be accounted for by FirstMerit as a “purchase,” as that term is used under U.S. generally accepted accounting principles, for accounting and financial reporting purposes.

Comparative Market Prices and Share Information (page     )

FirstMerit common stock is quoted on the Nasdaq under the symbol “FMER.” Citizens common stock is quoted on the Nasdaq under the symbol “CRBC.” The following table shows the closing sale prices of FirstMerit common stock and Citizens common stock as reported on the Nasdaq on September 12, 2012, the last trading day before FirstMerit and Citizens announced the merger, and on [                    ], 2012, the last practicable trading day before the distribution of this document. This table also shows the implied value of the merger consideration proposed for each share of Citizens common stock, which was calculated by multiplying the closing price of FirstMerit common stock on those dates by the exchange ratio of 1.37.

	FirstMerit Common Stock		Citizens Common Stock		Implied Value of One Share of Citizens Common Stock
September 12, 2012	$17.16		$19.87		$23.51
[ ], 2012	[	]	[	]	[	]

The market price of FirstMerit common stock and Citizens common stock will fluctuate prior to the merger and the market price of FirstMerit common stock will continue to fluctuate after the merger. Citizens shareholders and FirstMerit shareholders are urged to obtain current market quotations for the shares prior to making any decision with respect to the merger.

RBC Capital Markets Has Provided an Opinion to the FirstMerit Board of Directors Regarding the Merger Consideration (page      and Appendix B)

On September 12, 2012, representatives of RBC Capital Markets (“RBCCM”) delivered RBCCM’s oral opinion, subsequently confirmed in writing, to FirstMerit’s board of directors, to the effect that, as of such date and based upon and subject to the factors and assumptions made, procedures followed, matters considered and limits of the review undertaken by RBCCM set forth therein, the exchange ratio provided for in the merger agreement was fair, from a financial point of view, to FirstMerit. The full text of RBCCM’s written opinion, dated as of September 12, 2012, sets forth, among other things, the factors and assumptions made, procedures followed, matters considered and limits of the review undertaken by RBCCM in connection with the opinion, a copy of which is attached as Appendix B to this joint proxy statement/prospectus. RBCCM provided its opinion for the information and assistance of FirstMerit’s board of directors in connection with the merger. All advice and opinions (written or oral) rendered by RBCCM were intended for the use and benefit of FirstMerit’s board of directors in connection with the board of directors’ consideration of the proposed merger.

Opinion of Citizens’ Financial Advisor (page      and Appendix C)

At the meeting of the Citizens board of directors on September 12, 2012, J.P. Morgan Securities LLC (“J.P. Morgan”) rendered its oral opinion to the board of directors (which was subsequently confirmed in writing by delivery of J.P. Morgan’s written opinion dated the same date) to the effect that, as of such date and based upon and subject to the various factors, assumptions and limitations set forth in its written opinion, the exchange ratio in the merger was fair, from a financial point of view, to the holders of Citizens common stock.

The full text of the written opinion of J.P. Morgan dated September 12, 2012, which sets forth, among other things, the assumptions made, procedures followed, matters considered and limits on the review undertaken in rendering its opinion, is attached as Appendix C to this joint proxy statement/prospectus and is incorporated herein by reference. Citizens shareholders are urged to read this opinion carefully and in its entirety. J.P. Morgan’s written opinion is addressed to the board of directors of Citizens, is directed only to the exchange ratio in the merger and does not constitute a recommendation to any shareholder of Citizens or FirstMerit as to how such shareholder should vote with respect to the merger or any other matter.

The Citizens Board of Directors Recommends that Holders of Citizens Common Stock Vote “FOR” the Citizens Merger Proposal (page     )

The Citizens board of directors believes that the merger is in the best interests of Citizens and its shareholders and has approved the merger agreement. The Citizens board of directors recommends that holders of Citizens common stock vote “FOR” the Citizens Merger Proposal. For the factors considered by Citizens’ board in deciding to approve the merger agreement, see “The Merger—Citizens’ Reasons for the Merger; Recommendation of the Citizens Board of Directors” beginning on page [    ].

The Citizens Board of Directors Recommends that Holders of Citizens Common Stock Vote “FOR” the Citizens Merger-Related Compensation Proposal (page     )

The Citizens board of directors believes that the compensation to be paid to Citizens’ named executive officers in connection with the merger is in the best interests of Citizens and its shareholders. Approval of this proposal is not a condition to the consummation of the merger and the vote on this proposal will not be binding on Citizens or FirstMerit. The Citizens board of directors recommends that holders of Citizens common stock vote “FOR”, on an advisory basis, the Citizens Merger-Related Compensation Proposal to approve the payment of the compensation to Citizens’ named executive officers in connection with the merger.

The FirstMerit Board of Directors Recommends that FirstMerit Shareholders Vote “FOR” the FirstMerit Merger Proposal (page     )

The FirstMerit board of directors believes that the merger is in the best interests of FirstMerit and its shareholders and has adopted and approved the merger and the merger agreement. The FirstMerit board of directors recommends that FirstMerit shareholders vote “FOR” the FirstMerit Merger Proposal. For the factors considered by FirstMerit’s board in deciding to adopt and approve the merger agreement, see “The Merger— FirstMerit’s Reasons for the Merger; Recommendation of the FirstMerit Board of Directors.”

The FirstMerit Board of Directors Recommends that FirstMerit Shareholders Vote “FOR” the FirstMerit Stock Issuance Proposal (page     )

The FirstMerit board of directors believes that the issuance of FirstMerit common stock is in the best interests of FirstMerit and its shareholders and has adopted and approved the issuance in accordance with the terms of the merger agreement. The FirstMerit board of directors recommends that FirstMerit shareholders vote “FOR” the FirstMerit Stock Issuance Proposal. For the factors considered by FirstMerit’s board in deciding to adopt and approve the issuance of FirstMerit common stock, see “The Merger—FirstMerit’s Reasons for the Merger; Recommendation of the FirstMerit Board of Directors.”

The FirstMerit Board of Directors Recommends that Holders of FirstMerit Common Stock Vote “FOR” the FirstMerit Merger-Related Compensation Proposal (page     )

The FirstMerit board of directors believes that the compensation to be paid to FirstMerit named executive officers, if any, in connection with the merger is in the best interests of FirstMerit and its shareholders. Approval of this proposal is not a condition to the consummation of the merger and the vote on this proposal will not be binding on FirstMerit or Citizens. The FirstMerit board of directors recommends that holders of FirstMerit common stock vote “FOR”, on an advisory basis, the FirstMerit Merger-Related Compensation Proposal to approve the payment of the compensation to FirstMerit’s named executive officers in connection with the merger.

Citizens’ Directors and Executive Officers May Receive Additional Benefits from the Merger (page     )

When considering the information contained in this joint proxy statement/prospectus, including the recommendation of Citizens’ board of directors to vote to approve the merger agreement, Citizens shareholders should be aware that Citizens’ executive officers and members of Citizens’ board of directors may have interests in the merger that are different from, or in addition to, those of Citizens shareholders generally. Citizens’ board of directors was aware of and considered these interests, among other matters, in evaluating and negotiating the merger agreement and the merger, and in recommending that the merger agreement be approved by Citizens’ shareholders. For information concerning these interests, please see the discussion under the caption “The Merger—Interests of Certain Citizens Directors and Executive Officers in the Merger” on page [    ].

FirstMerit’s Directors and Executive Officers May Receive Additional Benefits from the Merger (page     )

When considering the information contained in this joint proxy statement/prospectus, including the recommendation of FirstMerit’s board of directors to vote to adopt the merger agreement, FirstMerit shareholders should be aware that FirstMerit’s executive officers and members of FirstMerit’s board of directors may have interests in the merger that are different from, or in addition to, those of FirstMerit shareholders generally. FirstMerit’s board of directors was aware of and considered these interests, among other matters, in evaluating and negotiating the merger agreement and the merger, and in recommending that the merger agreement be approved by FirstMerit’s shareholders. For information concerning these interests, please see the discussion under the caption “The Merger—Interests of Certain FirstMerit Directors and Executive Officers in the Merger” on page [    ].

Holders of Citizens Common Stock Do Not Have Dissenters’ Rights (page     )

Dissenters’ rights are statutory rights that, if applicable, enable shareholders to dissent from an extraordinary transaction, such as a merger, and to demand that the corporation pay the fair value for their shares as determined by a court in a judicial proceeding instead of receiving the consideration offered to shareholders in connection with the extraordinary transaction. Dissenters’ rights are available in only very limited circumstances under the Michigan Business Corporation Act (the “MBCA”). Under the MBCA, the holders of Citizens common stock are not entitled to dissenters’ rights in the merger because shares of Citizens common stock are listed on a national securities exchange. For more information, see “The Merger—Dissenters’ Rights” on page [    ].

Holders of FirstMerit Common Stock Do Not Have Dissenters’ Rights (page     )

Dissenters’ rights are statutory rights that, if applicable, enable shareholders to dissent from an extraordinary transaction, such as a merger, and to demand that the corporation pay the fair value for their shares as determined by a court in a judicial proceeding instead of receiving the consideration offered to shareholders in connection with the extraordinary transaction. Under the Ohio Revised Code, shareholders are not entitled to relief as dissenting shareholders if the shares of the corporation for which the dissenting shareholder would otherwise be entitled to relief are listed on a national securities exchange as of the day immediately preceding the date on which the vote on the proposal is taken at the meeting of the shareholders and immediately following the effective time of the merger. Because FirstMerit common stock is listed on the Nasdaq, a national securities exchange, and because the proposed merger otherwise satisfies the foregoing requirements, holders of FirstMerit common stock will not be entitled to dissenters’ appraisal rights in the merger. For more information, see “The Merger—Dissenters’ Rights” on page [    ].

Conditions That Must Be Satisfied or Waived for the Merger to Occur (page     )

Currently, FirstMerit and Citizens expect to complete the merger during the second quarter of 2013. As more fully described in this document and in the merger agreement, the completion of the merger depends on a number of conditions being satisfied or, where legally permissible, waived. These conditions include, among others, receipt of the requisite approvals of each company’s common shareholders, receipt of the approval of the holder of the Citizens TARP Preferred Stock, the receipt of all required regulatory approvals, the effectiveness of the registration statement on Form S-4 of which this joint proxy statement/prospectus is a part and the absence of a stop order or proceedings initiated or threatened in writing by the SEC for that purpose, the absence of any order, decree, judgment, injunction or other ruling by a governmental authority which prevents or prohibits consummation of the merger, the accuracy of the representations and warranties of Citizens and FirstMerit as of the effective time of the merger, subject to, in most cases, applicable materiality qualifiers, and the receipt of legal opinions by each company regarding the United States federal income tax treatment of the merger.

FirstMerit and Citizens cannot be certain when, or if, the conditions to the merger will be satisfied or waived, or that the merger will be completed.

Termination of the Merger Agreement (page     )

Citizens and FirstMerit may mutually agree to terminate the merger agreement before completing the merger, even after Citizens shareholder approval and/or FirstMerit shareholder approval, as long as the termination is approved by each of the Citizens and FirstMerit boards of directors.

The merger agreement may also be terminated and the merger abandoned at any time prior to the effective time by either party in the following circumstances:

•

if the merger has not been completed on or before June 12, 2013; provided that such date shall be extended to September 12, 2013 under certain circumstances, unless the failure to complete the merger by that date is primarily due to the breach of the merger agreement by the party seeking to terminate the merger agreement;

•	if there has been a final, non-appealable order, decree, ruling or other action permanently restraining or prohibiting the transactions contemplated by the merger agreement;

•	if the requisite shareholder vote in connection with the merger agreement is not obtained at the FirstMerit shareholder meeting (or any adjournment or postponement thereof);

•

if the requisite shareholder vote in connection with the merger agreement is not obtained at the Citizens shareholder meeting (or any adjournment or postponement thereof) or the requisite Citizens TARP Preferred Stock shareholder vote in connection with the merger agreement is not obtained;

•

if prior to receipt of the other party’s shareholder approval, that other party, its board or any committee of its board (1) withdraws, or modifies or qualifies in a manner adverse to FirstMerit or Citizens, as applicable, or refuses to make, the recommendation that its shareholders approve the merger agreement or adopts, approves, recommends, endorses or otherwise declares advisable certain business combination proposals, (2) fails to oppose or recommends a third-party tender or exchange offer, (3) materially breaches its non-solicitation obligations under the merger agreement in any respect adverse to the non-breaching party, or (4) materially breaches its obligation to call, give notice of, convene and hold its special shareholders’ meeting;

•	in order to enter into an agreement with respect to a third party superior proposal; or

•	if there is a breach of the merger agreement that would result in the failure of any of the closing conditions and cannot or has not been cured by June 12, 2013 (or if extended, September 12, 2013).

Expenses and Termination Fees (page     )

In general, each of FirstMerit and Citizens will be responsible for its own expenses in connection with the negotiation and completion of the transactions contemplated by the merger agreement, subject to specific exceptions discussed in this document. Upon termination of the merger agreement under specified circumstances, FirstMerit or Citizens may be required to pay the other party a termination fee of $37.5 million and to reimburse its reasonable out of pocket expenses. See “The Merger Agreement—Termination Fee” beginning on page [    ] for a complete discussion of the circumstances under which termination fees will be required to be paid.

Regulatory Approvals Required for the Merger (page     )

Citizens and FirstMerit have agreed to use their reasonable best efforts to obtain all regulatory approvals, including all antitrust clearances, required to complete the transactions contemplated by the merger agreement. These approvals include approval from or notices to the Board of Governors of the Federal Reserve System, or the Federal Reserve, for the merger of FirstMerit and Citizens, and the Office of the Comptroller of the Currency, or the OCC, for approval of merging Citizens Bank with and into FirstMerit Bank. FirstMerit and Citizens have filed applications and notifications to obtain the required regulatory approvals. FirstMerit has already obtained the consent of the FDIC. Although FirstMerit and Citizens do not know of any reason why they cannot obtain the remaining regulatory approvals in a timely manner, they cannot be certain when or if they will obtain them.

FirstMerit Board of Directors Following Completion of the Merger (page     )

Upon completion of the merger, the number of directors constituting FirstMerit’s board of directors will be increased by two, to 15 members, and two current directors of Citizens, who are yet to be determined, will be appointed to complete the larger board. Information about the current FirstMerit directors and executive officers can be found in the documents under the heading “FirstMerit SEC Filings” in the section entitled “Where You Can Find More Information” on page [    ].

The Rights of Citizens Shareholders Will Change as a Result of the Merger (page     )

The rights of Citizens shareholders are governed by Michigan law, as well as the Citizens amended and restated articles of incorporation, as amended (which are referred to as the Citizens restated articles), and the Citizens bylaws. After completion of the merger, the rights of former Citizens shareholders who receive FirstMerit common stock in the merger will be governed by Ohio law and FirstMerit’s second amended and restated articles of incorporation (which are referred to as the FirstMerit articles of incorporation) and the FirstMerit second amended and restated code of regulations (which are referred to as the FirstMerit regulations). This document contains descriptions of the material differences in shareholder rights under the heading “Comparison of Shareholders’ Rights” beginning on page [    ].

FirstMerit Will Hold its Special Meeting on [                    ], 2013 (page [    ])

The FirstMerit special meeting will be held on [                    ], 2013, at [10:00 a.m.], local time, at FirstMerit Tower, 7th Floor, 106 South Main Street, Akron, Ohio 44308. At the special meeting, FirstMerit shareholders will be asked to:

•	adopt the merger agreement as such agreement may be amended from time to time (the “FirstMerit Merger Proposal”);

•	approve the issuance of the shares of FirstMerit common stock to Citizens shareholders pursuant to the merger agreement (the “FirstMerit Stock Issuance Proposal”);

•

approve, on an advisory basis only, the payment of certain compensation to FirstMerit’s named executive officers in connection with the merger (the “FirstMerit Merger-Related Compensation Proposal”); and

•

approve the adjournment of the special meeting, on one or more occasions, if necessary or appropriate, to solicit additional proxies, in the event that there are not sufficient votes at the time of the special meeting to approve the foregoing proposal (the “FirstMerit Adjournment Proposal”).

Record Date. The close of business on [                    ], 2012 has been fixed as the record date for determining the FirstMerit shareholders entitled to receive notice of and to vote at the special meeting. At that time, [            ] shares of FirstMerit common stock were outstanding, held by approximately [            ] holders of record.

Required Vote. Approval of the FirstMerit Merger Proposal requires the affirmative vote of a majority of the voting power of the outstanding shares of FirstMerit common stock. Therefore, assuming that a quorum is present, your failure to vote or an abstention will have the effect of a vote against the FirstMerit Merger Proposal.

Approval of the FirstMerit Stock Issuance Proposal requires the affirmative vote of a majority of the votes cast on the matter. Therefore, assuming that a quorum is present, your failure to vote or an abstention will have no effect on the FirstMerit Stock Issuance Proposal.

Approval of the FirstMerit Merger-Related Compensation Proposal is a non-binding, advisory vote that requires the affirmative vote by a majority of the votes entitled to vote on the proposal present or represented by proxy at the special meeting. Abstentions will have the same effect as a vote against the FirstMerit Merger-Related Compensation Proposal, but shares not in attendance at the special meeting will have no effect on the outcome of any vote on the FirstMerit Merger-Related Compensation Proposal.

Whether or not a quorum is present, the FirstMerit Adjournment Proposal requires the affirmative vote of holders of a majority of the shares of FirstMerit common stock present or represented at the special meeting. Abstentions will have the same effect as a vote against a proposal to adjourn the special meeting, but shares not in attendance at the special meeting will have no effect on the outcome of any vote on the FirstMerit Adjournment Proposal.

As of the record date, directors and executive officers of FirstMerit had the right to vote [            ] shares of FirstMerit common stock, or approximately [    ]% of the outstanding FirstMerit common stock entitled to be voted at the special meeting. FirstMerit currently expects that each of these individuals will vote their shares of FirstMerit common stock in favor of the proposals to be presented at the special meeting.

Citizens Will Hold its Special Meeting on [                    ], 2013 (page             )

The Citizens special meeting will be held on [                    ], 2013, at [10:00 a.m.], local time, at [                        ]. At the special meeting, Citizens shareholders will be asked to:

•	approve the merger agreement as such agreement may be amended from time to time (the “Citizens Merger Proposal”);

•	approve, on an advisory basis only, the payment of certain compensation to Citizens’ named executive officers in connection with the merger (the “Citizens Merger-Related Compensation Proposal”); and

•

approve a proposal granting the Citizens board the right to adjourn, postpone or continue the special meeting, on one or more occasions, if necessary or appropriate, to solicit additional proxies, in the event that there are not sufficient votes at the time of the special meeting to approve the merger agreement proposal (the “Citizens Adjournment Proposal”).

Record Date. Only holders of record at the close of business on [                    ] will be entitled to vote at the special meeting. Each share of Citizens common stock is entitled to one vote. As of the record date, there were [            ] shares of Citizens common stock entitled to vote at the special meeting.

Required Vote. Approval of the Citizens Merger Proposal requires the affirmative vote of the holders of a majority of the outstanding shares entitled to vote at the meeting. Because the required vote is based on the number of shares entitled to vote, an abstention will have the same effect as a vote against the proposal.

The approval of the Citizens Merger-Related Compensation Proposal is a non-binding, advisory vote that requires the affirmative vote by a majority of the votes cast by shareholders, assuming that a quorum is present. An abstention will have no effect on the proposal.

The approval of the Citizens Adjournment Proposal requires the affirmative vote by a majority of the votes cast by shareholders, assuming that a quorum is present. An abstention will have no effect on the proposal.

As of the record date, directors and executive officers of Citizens had the right to vote [            ] shares of Citizens common stock, or approximately [    ]% of the outstanding Citizens common stock entitled to be voted at the special meeting. Citizens currently expects that each of these individuals will vote their shares of Citizens common stock in favor of the proposals to be presented at the special meeting. FirstMerit holds 20 shares of Citizens common stock as non-discretionary agent. FirstMerit does not control how those shares are voted.

Information about the Companies (page     )

FirstMerit Corporation

At December 31, 2011, FirstMerit Bank, N.A., FirstMerit’s principal subsidiary, operated a network of 206 banking offices and 214 automated teller machines. Its offices span a total of 24 counties in Ohio (including Ashland, Ashtabula, Crawford, Cuyahoga, Delaware, Erie, Fairfield, Franklin, Geauga, Holmes, Huron, Knox, Lake, Lorain, Lucas, Madison, Medina, Portage, Richland, Seneca, Stark, Summit, Wayne and Wood ), 6 counties in Illinois (including Cook, DuPage, Kane, Lake, McHenry, and Will), and Lawrence County in Pennsylvania. In its principal market in Northeastern Ohio, FirstMerit serves nearly 455,000 retail households and commercial businesses in the 15th largest consolidated metropolitan statistical area in the United States by population (which combines the primary metropolitan statistical areas for Cleveland-Elyria-Mentor, Akron, and Ashtabula Ohio). After integration of three acquisitions in 2010, FirstMerit now operates 46 branches in the Chicago, Illinois area, which is the third largest metropolitan statistical area in the United States by population (the Chicago-Naperville-Joliet, IL-IN-WI area) with a population of over 9.8 million where it serves approximately 55,000 retail households and commercial businesses. FirstMerit and its direct and indirect subsidiaries had 3,177 employees at December 31, 2011. The principal executive offices of FirstMerit are located at III Cascade Plaza, Akron, Ohio 44308, and its telephone number is (330) 996-6300.

FirstMerit operates primarily through FirstMerit Bank and its other subsidiaries, providing a wide range of banking, fiduciary, financial, insurance and investment services to corporate, institutional and individual customers throughout Ohio, Western Pennsylvania and Chicago, Illinois.

Additional information about FirstMerit and its subsidiaries is included in documents incorporated by reference in this document. See “Where You Can Find More Information” on page [    ].

Citizens Republic Bancorp, Inc.

Citizens is a diversified banking and financial services company that provides a full range of banking, financial services and wealth management services to individuals and businesses through its subsidiary, Citizens Bank. Citizens conducts operations through 219 offices and 249 ATM locations throughout Michigan, Wisconsin, and Ohio. As of December 31, 2011, Citizens’ total assets were approximately $9.5 billion and its total shareholders’ equity was approximately $1.0 billion. The principal executive offices of Citizens are located at 328 South Saginaw Street, Flint, Michigan 48502, and its telephone number is (810) 766-7500.

SELECTED CONSOLIDATED HISTORICAL FINANCIAL DATA OF FIRSTMERIT

Set forth below are highlights from FirstMerit’s consolidated financial data as of and for the years ended December 31, 2007 through December 31, 2011 and consolidated financial data as of and for the nine month periods ended September 30, 2012 and September 30, 2011. Results for the nine month periods ended September 30, 2012 and 2011 are unaudited and not necessarily indicative of results which may be expected for any other interim period or for the fiscal year as a whole. In the opinion of FirstMerit management, this information reflects all adjustments, consisting of only normal recurring adjustments, necessary for a fair presentation of this data for those dates. You should read this information in conjunction with FirstMerit’s consolidated financial statements and related notes included in FirstMerit’s Annual Report on Form 10-K for the year ended December 31, 2011 and FirstMerit’s unaudited consolidated financial statements contained in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2012, which are incorporated by reference in this document and from which this information is derived. See “Where You Can Find More Information” on page [    ]. You should not assume the results of operations for any past periods indicate results for any future period.

	Nine Months Ended September 30,		Years ended December 31,
	2012	2011	2011	2010	2009	2008	2007
	(unaudited)		(Dollars in thousands, except per share data)
Results of Operations
Interest income	$385,317	$406,008	$538,256	$542,370	$459,527	$553,826	$636,994
Conversion to fully-tax equivalent	8,258	7,055	9,687	9,082	6,869	5,976	5,494

Interest income*	393,575	413,063	547,943	551,452	466,396	559,802	642,488
Interest expense	29,717	47,349	58,629	83,851	110,763	197,637	299,448

Net interest income*	363,858	365,714	489,314	467,601	355,633	362,165	343,040
Provision for loan losses	42,436	58,340	74,388	88,215	98,433	58,603	30,835

Net interest income after provision for loan losses*	321,422	306,374	414,926	379,386	257,200	303,562	312,205
Other income	161,952	165,019	224,757	212,556	210,301	201,436	196,923
Other expenses	341,432	340,470	464,345	442,860	352,817	330,633	330,226

Income before federal income taxes*	141,942	130,923	175,338	149,082	114,684	174,365	178,902
Federal income taxes	37,802	34,808	46,093	37,091	25,645	48,904	50,381
Fully-tax equivalent adjustment	8,258	7,055	9,687	9,082	6,869	5,976	5,494

Federal income taxes*	46,060	41,863	55,780	46,173	32,514	54,880	55,875

Net income	$95,882	$89,060	$119,558	$102,909	$82,170	$119,485	$123,027

Per share:
Basic net income	$0.88	$0.82	$1.10	$1.02	$0.90	$1.46	$1.51
Diluted net income	$0.88	$0.82	$1.10	$1.02	$0.90	$1.46	$1.51
Cash dividends	$0.48	$0.48	$0.64	$0.64	$0.77	$1.16	$1.16
Performance Ratios
Return on total average assets	0.88%	0.82%	0.82%	0.76%	0.76%	1.13%	1.19%
Return on average common shareholders’ equity	8.01%	7.73%	7.72%	7.82%	8.09%	12.76%	14.05%
Net interest margin—tax-equivalent basis	3.73%	3.84%	3.84%	3.98%	3.58%	3.72%	3.62%
Efficiency ratio	64.83%	64.49%	65.74%	64.76%	62.95%	58.78%	61.12%
Book value per common share	$14.82	$14.38	$14.33	$13.86	$12.25	$11.58	$11.24
Average shareholders’ equity to total average assets	10.95%	10.66%	10.68%	9.73%	9.73%	8.87%	8.48%
Dividend payout ratio	54.80%	58.78	58.18%	62.75%	85.56%	79.45%	76.82%
Balance Sheet Data
Total assets (at year end or quarter end, as applicable)	$14,628,843	$14,688,278	$14,441,702	$14,134,714	$10,539,902	$11,100,026	$10,400,666
Long-term debt (at year end or quarter end, as applicable)	179,439	247,612	203,462	326,007	740,105	1,344,195	203,755
Daily averages:
Total assets	$14,596,526	$14,451,550	$14,495,330	$13,524,351	$10,794,350	$10,549,442	$10,318,788
Earning assets	13,014,267	12,722,271	12,728,724	11,756,985	9,925,234	9,729,909	9,482,759
Deposits and other funds	12,667,285	12,635,735	12,637,139	11,868,245	9,475,734	9,424,132	9,252,166
Shareholders’ equity	1,598,987	1,540,363	1,548,353	1,315,621	1,049,925	936,088	875,526

*	Fully tax-equivalent basis

SELECTED CONSOLIDATED HISTORICAL FINANCIAL DATA OF CITIZENS

Set forth below are highlights from Citizens consolidated financial data as of and for the years ended December 31, 2007 through December 31, 2011 and consolidated financial data as of and for the nine month periods ended September 30, 2012 and September 30, 2011. Results for the nine month periods ended September 30, 2012 and 2011 are unaudited and not necessarily indicative of results which may be expected for any other interim period or for the fiscal year as a whole. In the opinion of Citizens management, this information reflects all adjustments, consisting of only normal recurring adjustments, necessary for a fair presentation of this data for those dates. You should read this information in conjunction with Citizens’ consolidated financial statements and related notes for the year ended December 31, 2011 and the unaudited consolidated financial statements for the quarter ended September 30, 2012, which appear in this document under the heading “Index to Citizens Financial Statements” on page [    ]. You should not assume the results of operations for any past periods indicate results for any future period.

	Nine Months Ended September 30,		Years Ended December 31,
	2012	2011	2011	2010	2009	2008	2007
	(unaudited)		(Dollars in thousands, except per share data)
Results of Operations:
Interest income	$282,139	$308,489	$407,819	$484,444	$553,410	$684,899	$790,077
Conversion to fully-tax equivalent	4,606	5,813	7,482	10,582	15,574	17,444	17,578

Interest income*	286,745	314,302	415,301	495,026	568,984	702,343	807,655
Interest expense	54,536	73,428	94,709	155,380	242,961	341,860	413,680

Net interest income*	232,209	240,874	320,592	339,646	326,023	360,483	393,975
Provision for loan losses	18,891	123,801	138,808	392,882	323,820	280,961	45,573

Net interest income (loss) after provision for loan losses*	213,318	117,073	181,784	(53,236)	2,203	79,522	348,402
Other income	70,296	70,895	95,257	94,659	63,133	96,577	118,292
Other expenses	205,494	216,511	283,150	307,087	585,139	482,312	319,401

Income (loss) before federal income taxes*	78,120	(28,543)	(6,109)	(265,664)	(519,803)	(306,213)	147,293

Federal income taxes	(275,514)	(22,779)	(20,258)	12,858	(29,633)	70,970	30,332
Fully-tax equivalent adjustment	4,606	5,813	7,482	10,582	15,574	17,444	17,578

Federal income taxes*	(270,908)	(16,966)	(12,776)	23,440	(14,059)	88,414	47,910

Net income (loss) from continuing operations	349,028	(11,577)	6,667	(289,104)	(505,744)	(394,627)	99,383
(Loss) income from discontinued operations (net of income tax)	—	—	—	(3,821)	(8,469)	1,575	1,460

Net income (loss)	349,028	(11,577)	6,667	(292,925)	(514,213)	(393,052)	100,843
Deemed dividend on convertible preferred stock	—	—	—	—	—	(11,737)	—
Dividend on redeemable preferred stock	(18,127)	(17,088)	(22,985)	(21,685)	(19,777)	(227)	—

Net income (loss) attributable to common shareholders	$330,901	$(28,665)	$(16,318)	$(314,610)	$(533,990)	$(405,016)	$100,842

Per Share:
Income (loss) from continuing operations:
Basic net income	$8.19	$(0.73)	$(0.41)	$(7.89)	$(27.11)	$(43.20)	$13.13

Diluted net income	$8.19	$(0.73)	$(0.41)	$(7.89)	$(27.11)	$(43.20)	$13.09

Income (loss) from discontinued operations:
Basic net income	$—	$—	$—	$(0.10)	$(0.44)	$0.17	$0.19

Diluted net income	$—	$—	$—	$(0.10)	$(0.44)	$0.17	$0.19

	Nine Months Ended September 30,		Years Ended December 31,
	2012	2011	2011	2010	2009	2008	2007
	(unaudited)		(Dollars in thousands, except per share data)
Net income (loss):
Basic net income	$8.19	$(0.73)	$(0.41)	$(7.99)	$(27.55)	$(43.03)	$13.32

Diluted net income	$8.19	$(0.73)	$(0.41)	$(7.99)	$(27.55)	$(43.03)	$13.28

Cash dividends	$—	$—	$—	$—	$—	$2.90	$11.60

TARP dividends paid	$—	$—	$—	$—	$19,777	$277	$—
TARP dividends accrued, unpaid	18,127	17,088	22,985	21,685	—	—	—
Deemed divided on convertible preferred stock	—	—	—	—	—	11,737	—

Performance Ratios:
Return on total average assets	0.86%	1.36%	0.07%	(2.66)%	(4.24)%	(3.04)%	0.78%
Return on average common shareholders’ equity	54.33	(2.20)	0.94	(30.28)	(43.02)	(26.14)	6.41
Net interest margin—tax-equivalent basis	3.57	3.63	3.58	3.31	2.90	3.10	3.41
Efficiency ratio	65.20	59.89	63.05	67.73	74.21	62.61	58.25
Book value per common share	26.36	18.03	18.24	18.47	26.85	105.97	208.38
Average shareholders’ equity to total average assets	13.84	10.33	10.28	11.18	11.91	12.07	11.94
Dividend payout ratio	—	—	—	—	—	(0.07)	0.87

Balance Sheet Data
Total assets (at year end or quarter end, as applicable)	$9,724,790	$9,600,188	$9,462,849	$9,965,645	$11,595,670	$12,724,678	$13,173,502
Long-term debt (at year end or quarter end, as applicable)	852,481	855,670	854,185	1,032,689	1,512,987	2,193,066	2,940,015
Daily averages:
Total assets	9,723,587	9,596,275	9,669,597	10,997,062	12,126,968	12,911,620	12,982,524
Earning assets	8,638,390	8,856,072	8,946,187	10,272,769	11,237,214	11,600,954	11,556,008
Deposits and other funds	7,323,753	7,546,615	7,582,742	8,282,629	8,509,676	8,351,683	7,829,747
Shareholders’ equity	1,345,817	991,602	993,761	1,229,945	1,444,733	1,558,414	1,549,961

*	Fully tax-equivalent basis.

UNAUDITED SELECTED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The following table shows unaudited pro forma financial information about the financial condition and results of operations, including per share data, after giving effect to the merger, the planned conversion of the Citizens TARP Preferred Stock and a planned issuance by FirstMerit of preferred equity and debt. The unaudited pro forma financial information assumes that the merger is accounted for under the purchase method of accounting, and that the assets and liabilities of Citizens will be recorded by FirstMerit at their respective fair values as of the date the merger is completed. The unaudited pro forma condensed combined balance sheet gives effect to the transactions as if the transactions had occurred on September 30, 2012. The unaudited pro forma condensed combined income statements for the nine month period ended on September 30, 2012 and the year ended December 31, 2011 give effect to the transactions as if the transactions had become effective at January 1, 2011. The unaudited selected pro forma combined financial information has been derived from and should be read in conjunction with the consolidated financial statements and the related notes of FirstMerit, which are incorporated in this document by reference, the consolidated financial statements and the related notes of Citizens, which are included elsewhere in this document, and the more detailed unaudited pro forma condensed combined financial information, including the notes thereto, appearing elsewhere in this document. See “Where You Can Find More Information” on page [    ], “Index to Citizens Financial Statements” on page [    ] and “Unaudited Pro Forma Condensed Combined Financial Information” on page [    ].

The unaudited pro forma condensed combined financial information is presented for illustrative purposes only and does not indicate the financial results of the combined company had the companies actually been combined at the beginning of each period presented, nor the impact of possible business model changes. The unaudited pro forma condensed combined financial information also does not consider any potential effects of changes in market conditions on revenues, expense efficiencies, asset dispositions, and share repurchases, among other factors. In addition, as explained in more detail in the accompanying notes to the “Unaudited Pro Forma Condensed Combined Financial Information” on page [    ], the preliminary allocation of the pro forma purchase price reflected in the unaudited pro forma condensed combined financial information is subject to adjustment and may vary significantly from the actual purchase price allocation that will be recorded upon completion of the merger.

(in thousands)	Nine Months Ended September 30, 2012	Year Ended December 31, 2011
Income Statement
Net interest income	$678,859	$920,279
Provision for loan losses	61,327	213,196

Net interest income after provision for loan losses	617,532	707,083
Other income	232,248	320,014
Other expense	553,031	755,635

Income before income tax expense	296,749	271,462
Income tax expense (benefit)	(204,130)	70,611

Net income	500,879	200,851
Preferred stock dividends	(5,025)	(6,700)

Net income to common shareholders	$495,854	$194,151

	As of September 30, 2012
Balance Sheet
Cash and cash equivalents	$571,598
Net loans	14,463,169
Total Assets	23,486,915
Deposits	18,879,391
Borrowings	1,522,427
Total Shareholders Equity	2,677,071

SELECTED COMPARATIVE PER SHARE DATA (UNAUDITED)

The following table sets forth the basic earnings, diluted earnings, cash dividends and book value per common share data for FirstMerit and Citizens on a historical basis and on a pro forma combined basis, as of and for the nine month period ended September 30, 2012, and as of and for the twelve months ended December 31, 2011. The pro forma data was derived by combining the historical consolidated financial information of FirstMerit and Citizens using the purchase method of accounting for business combinations and assumes the transaction is completed as contemplated. The pro forma and pro forma-equivalent per share information gives effect to the merger as if the transactions had been effective on the dates presented, in the case of the book value data, and as if the transactions had become effective on January 1, 2011, in the case of the earnings per share and dividends declared data. The unaudited pro forma data in the tables assume that the merger is accounted for using the purchase method of accounting and represent a current estimate based on available information of the combined company’s results of operations. The pro forma financial adjustments record the assets and liabilities of Citizens at their estimated fair values and are subject to adjustment as additional information becomes available and as additional analysis are performed. See “Unaudited Pro Forma Condensed Combined Financial Information” for more information on page [        ].

FirstMerit Pro Forma Per Share	FirstMerit As Reported	Citizens As Reported	Pro Forma Combined FirstMerit(1)	Pro Forma Equivalent Per Share Information(2)
Income (loss) for the nine months ended September 30, 2012:
Basic earnings per share	$0.88	$8.19	$3.31	$4.53
Diluted earnings per share	0.88	8.19	3.31	4.53
Cash Dividends(3)	0.48	0.00	0.48	0.66
Book value per common share as of September 30, 2012(4)	14.82	26.36	15.60	21.37

Income (loss) for the year ended December 31, 2011:
Basic earnings per share	$1.10	$(0.41)	$1.30	$1.78
Diluted earnings per share	1.10	(0.41)	1.30	1.78
Cash Dividends(3)	0.64	0.00	0.64	0.88
Book value per common share as of December 31, 2011(4)	14.33	18.24	9.52	13.05

(1)	Pro forma earnings per share are based on pro forma combined net income and pro forma combined shares outstanding at the end of the period.
(2)	Calculated based on pro forma combined multiplied by the applicable exchange ratio of 1.37.
(3)	Pro forma dividends per share represent FirstMerit’s historical dividends per share.
(4)	Calculated based on pro forma combined equity and pro forma combined common shares outstanding at the end of period.

The warrant to purchase 1.8 million shares of Citizens’ common stock at a strike price of $25.60 per share was not included in the computation of diluted EPS because it was antidilutive.

RISK FACTORS

In addition to the other information included and incorporated by reference in this document, Citizens shareholders should consider the matters described below in determining whether to approve the merger agreement and FirstMerit shareholders should consider the matters described below in determining whether to adopt the merger agreement and to approve the issuance of the shares of FirstMerit common stock in connection therewith.

Risks Associated with the Merger

Because the market price of FirstMerit common stock will fluctuate, the market value of the merger consideration paid to Citizens shareholders will fluctuate.

Upon completion of the merger, each share of Citizens common stock will be converted into merger consideration consisting of 1.37 shares of FirstMerit common stock. The market value of the merger consideration may vary from the closing price of FirstMerit common stock on the announcement date of the merger, on the date that this document was mailed to Citizens shareholders, on the date of the special meeting of the Citizens shareholders, on the date the merger is completed and thereafter. Stock price changes may result from a variety of factors, including general market and economic conditions, changes in the financial services industry and its outlook and changes in the respective businesses, operations and prospects, and regulatory situation of FirstMerit and Citizens. Many of these factors are beyond the control of FirstMerit and Citizens. Any change in the market price of FirstMerit common stock prior to completion of the merger will affect the market value of the merger consideration that Citizens shareholders will receive upon completion of the merger. Accordingly, at the time of the Citizens special meeting, Citizens shareholders will not know or be able to calculate the market value of the merger consideration they would receive upon completion of the merger. Neither company is permitted to terminate the merger agreement or resolicit the vote of Citizens shareholders solely because of changes in the market prices of either company’s stock. There will be no adjustment to the merger consideration for changes in the market price of either shares of FirstMerit common stock or shares of Citizens common stock. You should obtain current market quotations for shares of FirstMerit common stock and for shares of Citizens common stock before you vote.

FirstMerit may fail to realize all of the anticipated benefits of the merger.

The success of the merger will depend, in part, on FirstMerit’s ability to realize the anticipated benefits and cost savings from combining the businesses of FirstMerit and Citizens and to combine the businesses of FirstMerit and Citizens in a manner that permits growth opportunities and cost savings to be realized without materially disrupting the existing customer relationships of Citizens nor decreasing revenues due to loss of customers. However, to realize these anticipated benefits and cost savings, FirstMerit must successfully combine the businesses of FirstMerit and Citizens. If FirstMerit is not able to achieve these objectives, the anticipated benefits and cost savings of the merger may not be realized fully or at all or may take longer to realize than expected.

FirstMerit and Citizens have operated and, until the completion of the merger, will continue to operate, independently. It is possible that the integration process could result in the loss of key employees, the disruption of each company’s ongoing businesses or inconsistencies in standards, controls, procedures and policies that adversely affect the combined company’s ability to maintain relationships with clients, customers, depositors and employees or to achieve the anticipated benefits of the merger. The anticipated cost savings from the merger are largely expected to derive from the absorption by FirstMerit of many of Citizens’ back-office and other duplicative administrative functions. It is possible that the integration process could result in the loss of key employees who may then receive severance benefits, the disruption of each company’s ongoing business that adversely affects FirstMerit’s ability to maintain relationships with clients, customers, depositors and employees or to achieve the anticipated benefits of the merger. Integration efforts between the two companies will also require significant management attention and resources that will not be available for normal operations. In addition, the merger and integration will result in FirstMerit entering several markets where it does not currently have a meaningful presence and could result in deposit and other customer losses. An expected benefit from the merger is an expected increase in the revenues of the combined company from anticipated sales of FirstMerit’s wider variety of financial products and services, and from increased lending out of the combined company’s larger capital base and legal lending limits. An inability to successfully market FirstMerit’s products to Citizens’ customer base could cause the earnings of the combined company to be less than anticipated. Integration matters and the transition to FirstMerit could have an adverse effect on each of Citizens and FirstMerit during the pre-merger transition period and on FirstMerit for an undetermined period after consummation of the merger.

The market price of FirstMerit common stock after the merger may be affected by factors different from those currently affecting the shares of Citizens or FirstMerit common stock.

The businesses of FirstMerit and Citizens differ in important respects and, accordingly, the results of operations of the combined company and the market price of the combined company’s shares of common stock may be affected by factors different from those currently affecting the independent results of operations of FirstMerit and Citizens. For a discussion of the businesses of FirstMerit and Citizens and of certain factors to consider in connection with those businesses, see “—Risks Associated with Citizens’ Business” beginning on page [    ] and the documents incorporated by reference in this document and referred to under “Where You Can Find More Information” beginning on page [    ] and under “Information About Citizens” beginning on page [    ].

The merger agreement limits FirstMerit’s and Citizens’ ability to pursue an alternative acquisition proposal and requires FirstMerit or Citizens to pay a termination fee of $37.5 million under limited circumstances relating to alternative acquisition proposals.

The merger agreement prohibits FirstMerit and Citizens from soliciting, initiating, or encouraging certain alternative acquisition proposals with any third party, subject to exceptions set forth in the merger agreement. See “The Merger Agreement—Agreement Not to Solicit Other Offers” on page [    ]. The merger agreement also provides for the payment by FirstMerit or Citizens of a termination fee in the amount of $37.5 million in the event that the other party terminates the merger agreement for certain reasons. These provisions might discourage a potential competing acquiror that might have an interest in acquiring all or a significant part of Citizens or FirstMerit from considering or proposing such an acquisition. See “Merger Agreement—Termination Fee” on page [    ].

FirstMerit and Citizens have not obtained updated fairness opinions from RBCCM and J.P. Morgan, respectively, reflecting changes in circumstances that may have occurred since the signing of the merger agreement.

FirstMerit and Citizens have not obtained updated opinions as of the date of this document from RBCCM and J.P. Morgan, which are FirstMerit’s and Citizens’ respective financial advisors, regarding the fairness, from a financial point of view, of the exchange ratio under the merger agreement. Changes in the operations and prospects of FirstMerit or Citizens, general market and economic conditions and other factors which may be beyond the control of FirstMerit and Citizens, and on which the fairness opinions were based, may have altered the value of FirstMerit or Citizens or the prices of shares of FirstMerit common stock and shares of Citizens common stock as of the date of this document, or may alter such values and prices by the time the merger is completed. The opinions do not speak as of any date other than the dates of those opinions and therefore will not address fairness of the exchange ratio, from a financial point of view, at the time the merger is completed. For a description of the opinions that FirstMerit and Citizens received from their respective financial advisors, please refer to “The Merger—Opinion of FirstMerit’s Financial Advisor” beginning on page [    ] and “The Merger—Opinion of Citizens’ Financial Advisor” beginning on page [    ]. For a description of the other factors considered by FirstMerit’s board of directors in determining to approve the merger, please refer to “The Merger—FirstMerit’s Reasons for the Merger; Recommendation of the FirstMerit Board of Directors” beginning on page [    ]. For a description of the other factors considered by Citizens’ board of directors in determining to approve the merger, please refer to “The Merger—Citizens’ Reasons for the Merger; Recommendation of the Citizens Board of Directors” beginning on page [    ].

The merger is subject to the receipt of consents and approvals from government entities that may impose conditions that could have an adverse effect on the combined company following the merger.

Before the merger may be completed, various approvals or consents must be obtained from regulatory authorities. These regulatory authorities, including the Federal Reserve and the Comptroller of the Currency, may impose conditions on the completion of the merger or require changes to the terms of the merger. Such conditions or changes could have the effect of delaying completion of the merger or imposing additional costs on or limiting the revenues of the combined company following the merger, any of which might have an adverse effect on the combined company following the merger. The Comptroller of the Currency’s approval of the merger of FirstMerit Bank and Citizens Bank is a condition to the merger of FirstMerit and Citizens.

If the merger is not completed, FirstMerit and Citizens will have incurred substantial expenses without realizing the expected benefits of the merger.

Each of FirstMerit and Citizens has incurred substantial expenses in connection with the negotiation and completion of the transactions contemplated by the merger agreement, as well as the costs and expenses of filing, printing and mailing this joint proxy statement/prospectus and all filing and other fees paid to the SEC in connection with the merger. If the merger is not completed, FirstMerit and Citizens would have to recognize these expenses without realizing the expected benefits of the merger.

The merger is subject to certain closing conditions that, if not satisfied or waived, will result in the merger not being completed, which may cause the market price of FirstMerit common stock or Citizens common stock to decline.

The merger is subject to customary conditions to closing, including the receipt of required regulatory approvals and approvals of the FirstMerit and Citizens shareholders. If any condition to the merger is not satisfied or waived, to the extent permitted by law, including the absence of any materially burdensome condition in the regulatory approvals, the merger will not be completed. In addition, FirstMerit and Citizens may terminate the merger agreement under certain circumstances even if the merger is approved by Citizens and FirstMerit shareholders, including but not limited to if the merger has not been completed on or before June 12, 2013. If FirstMerit and Citizens do not complete the merger, the market price of FirstMerit common stock or Citizens common stock may decline to the extent that the current market prices of those shares reflect a market assumption that the merger will be completed. In addition, neither company would realize any of the expected benefits of having completed the merger. If the merger is not completed, additional risks could materialize, which could materially and adversely affect the business, financial results, financial condition and stock prices of FirstMerit or Citizens. For more information on closing conditions to the merger agreement, see the section entitled “Merger Agreement—Conditions to Complete the Merger” on page [    ].

FirstMerit may not be able to finance the repayment of the Citizens TARP Preferred Stock.

FirstMerit intends to finance the repayment of the Citizens TARP Preferred Stock with preferred equity and debt. To this end, FirstMerit plans to issue preferred equity and debt in connection with the closing of the merger. Although FirstMerit believes it will successfully raise the funds necessary to repay the Citizens TARP Preferred Stock, those efforts may be hindered by various factors beyond its control including general market and economic conditions, changes in the financial services industry and its outlook, and changes in the respective businesses, operations and prospects, and regulatory situation of FirstMerit and Citizens. Factors including the mix and cost of the preferred equity and debt and the availability of and cost of such instruments in light of market conditions when offered may also prevent FirstMerit from raising adequate funds to repay the Citizens TARP Preferred Stock.

If FirstMerit is unable to raise adequate funds to repay the Citizens TARP Preferred Stock, it will be required to find an alternative source of cash in order to fulfill its obligations under the merger agreement, which may have a material adverse effect on its liquidity and capital ratios.

Neither Citizens shareholders nor FirstMerit Shareholders have dissenters’ appraisal rights in the merger.

Dissenters’ rights are statutory rights that, if applicable under law, enable shareholders to dissent from an extraordinary transaction, such as a merger, and to demand that the corporation pay the fair value for their shares as determined by a court in a judicial proceeding instead of receiving the consideration offered to shareholders in connection with the extraordinary transaction.

Under the Ohio Revised Code, shareholders are not entitled to relief as dissenting shareholders if the shares of the corporation for which the dissenting shareholder would otherwise be entitled to relief are listed on a national securities exchange as of the day immediately preceding the date on which the vote on the proposal is taken at the meeting of the shareholders, and the consideration to be received by the shareholders consists of shares and cash in lieu of fractional shares that, immediately following the effective time of the merger, are listed on a national securities exchange and for which no proceedings are pending to delist the shares from the national securities exchange as of the effective time of the merger. Under the Michigan Business Corporation Act, a shareholder may not dissent from a merger as to shares that are listed on a national securities exchange on the record date fixed to vote on the corporate action, or from a merger in which shareholders receive cash, nationally listed shares on the effective date of the merger, or any combination of cash and those shares.

Because Citizens common stock and FirstMerit common stock are listed on the Nasdaq, a national securities exchange, and because the proposed merger otherwise satisfies the foregoing requirements, neither holders of Citizens common stock nor holders of FirstMerit common stock will be entitled to dissenters’ appraisal rights in the merger with respect to their shares of Citizens common stock and FirstMerit common stock, respectively.

Certain of Citizens’ directors and executive officers have interests in the merger that may differ from the interests of Citizens’ shareholders including, if the merger is completed, the receipt of financial and other benefits.

Some of Citizens’ executive officers and directors have interests in the merger that are different from the interests of Citizens’ shareholders generally. Upon completion of the merger, all Citizens’ restricted shares and restricted stock units granted under Citizens’ stock plans will vest or become free of restriction as the case may be, in accordance with their terms and then will convert into or be settled in FirstMerit common stock on the same basis as other shares of Citizens common stock. For more information, see “The Merger—Interests of Certain Citizens Directors and Executive Officers in the Merger.” Pursuant to the terms of the merger agreement, after the closing of the merger and the repayment of the Citizens TARP Preferred Stock, FirstMerit is obligated under the merger agreement to execute new change in control agreements with each of the former Citizens executive officers that replace the agreements previously executed by Citizens. For a description of the agreements to be entered into by FirstMerit, see “Advisory (Non-Binding) Vote on Certain Merger-Related Compensation for Citizens Named Executive Officers—New Change in Control Agreements.”

In addition, pursuant to the terms of the merger agreement, on or prior to the closing of the merger, two new directorships on FirstMerit’s board of directors will be filled with persons selected by the board of directors of Citizens from among its members and who are reasonably acceptable to the FirstMerit board. These two directors will receive compensation in accordance with the policies of FirstMerit.

Certain of FirstMerit’s directors and executive officers have interests in the merger that may differ from the interests of FirstMerit’s shareholders including, if the merger is completed, the receipt of financial and other benefits.

FirstMerit’s executive officers and directors have interests in the merger that are in addition to, and may be different from, the interests of FirstMerit shareholders generally. These interests include acceleration of vesting and payouts of their FirstMerit equity compensation awards, the right to potentially receive cash severance payments and other benefits under executive displacement agreements. See “The Merger—Interests of Certain FirstMerit Directors and Executive Officers in the Merger” beginning on page [    ] for a discussion of these interests.

Pending litigation against Citizens, FirstMerit and the current members of Citizens’ board of directors could result in an injunction preventing completion of the merger or the payment of damages in the event the merger is completed.

Between September 17, 2012 and October 5, 2012, purported individual shareholders of Citizens filed six purported class action lawsuits in the Circuit Court of Genesee County, Michigan, which have now been consolidated as In re Citizens Republic Bancorp, Inc. Shareholder Litigation, Case No. 12-99027-CK. The lawsuits name as defendants Citizens, each of the current members of Citizens’ board of directors and FirstMerit. The complaints allege that the director defendants breached their fiduciary duties by failing to obtain the best available price in connection with the merger, by not utilizing a proper process to evaluate the merger and by agreeing to protective devices that ensure that no entity other than FirstMerit will seek to acquire Citizens. They also allege that FirstMerit and, in some of the lawsuits, Citizens, aided and abetted those alleged breaches of fiduciary duty. The complaints seek declaratory and injunctive relief to prevent the consummation of the merger, rescissory damages and other equitable relief. The plaintiffs will be filing an amended, consolidated complaint within 30 days of the filing of this joint proxy statement/prospectus, at which time the allegations may change. Citizens and FirstMerit believe the claims lack merit and they intend to vigorously defend against the suit. If the plaintiffs are successful in obtaining an injunction prohibiting the completion of the merger, then such injunction may prevent the merger from being completed, or from being completed within the expected timeframe.

The shares of FirstMerit common stock to be received by Citizens shareholders as a result of the merger will have different rights from the shares of Citizens common stock.

Upon completion of the merger, Citizens shareholders will become FirstMerit shareholders and their rights as shareholders will be governed by the FirstMerit articles of incorporation and the FirstMerit regulations. The rights associated with Citizens common stock are different from the rights associated with FirstMerit common stock. Please see “Comparison of Shareholders’ Rights” beginning on page [    ] for a discussion of the different rights associated with FirstMerit common stock.

Risks Associated with Citizens’ Business

Citizens faces the risk that loan losses, including unanticipated loan losses due to changes in loan portfolios, fraud and economic factors, could exceed the allowance for loan losses and that additional increases in the allowance will be required. Additions to the allowance for loan losses would cause Citizens’ operating results to decline and could have a negative impact on its capital and financial position.

Making loans is an essential element of Citizens’ business, and there is a risk that customer loans will not be repaid. The risk of nonpayment is affected by a number of factors, including:

•	the duration of the loan;

•	credit risks of a particular borrower;

•	changes in economic and industry conditions; and

•

in the case of a collateralized loan, the potential inadequacy of the value of the collateral in the event of default, such as has resulted from the deterioration in commercial and residential real estate values.

Citizens attempts to maintain an appropriate allowance for loan losses to provide for probable losses inherent in its loan portfolio. Citizens periodically determines the amount of the allowance based on consideration of several factors including, among others, the ongoing review and grading of the loan portfolio, consideration of past loan loss experience as well as that of the banking industry, trends in past due and nonperforming loans, risk characteristics of the various classifications of loans, existing economic conditions, the fair value of underlying collateral, the size and diversity of individual credits, and other qualitative and quantitative factors which could affect probable credit losses. Citizens determines the amount of the allowance for loan losses by considering these factors and by using estimates related to the amount and timing of expected future cash flows on impaired loans, estimated losses on pools of homogeneous loans based on its historical loss experience with additional qualitative factors for various issues, and estimates of necessary reserves for special situations that are unique to the measurement period such as anticipated problem loan resolution activities, along with consideration of current economic trends and conditions, all of which are susceptible to significant change and are inherently subjective. Because current economic conditions can change and future events are inherently difficult to predict, the anticipated amount of estimated loan losses, and therefore the adequacy of the allowance, could change significantly.

A significant portion of Citizens’ loan portfolio is secured by commercial and residential real estate. These portfolios are comprised of borrowers primarily located in Michigan, Wisconsin, and Northern Ohio. The Michigan and Northern Ohio markets in particular have been adversely affected by job losses, declines in real estate value, declines in home sale volumes, and declines in new home building. Declining real estate values in those markets have resulted in sharp increases in losses on certain segments of Citizens’ portfolio, particularly the land hold, land development, and construction loan portfolios. Citizens ceased extending land hold and land development loans in January 2007 and is working actively to manage its remaining land hold, land development, and construction portfolios. The credit performance of loans secured by commercial income producing properties has been negatively affected by tenant losses and reduced rental rates, contributing to the decline in values associated with the income producing loan portfolio. Citizens may suffer further losses in these segments if its efforts to limit losses through execution of prudent workout strategies are unsuccessful. Although Citizens does not engage in subprime lending, the credit performance of its residential mortgage portfolio has been negatively impacted by borrowers’ loss of, or reduction in, income. The decline in residential real estate values, particularly in Michigan and Northern Ohio, and the extended time frame associated with the sale of repossessed residential properties has led to increased loss severity in this loan portfolio.

Increased stress on borrowers’ cash flow due to job loss, reduced rental income, higher interest rates or other factors could lead to even higher payment delinquencies and defaults. Declines in real estate values could lead to higher loss severity. Although Citizens’ most significant loan losses to date have been concentrated in its commercial real estate and residential mortgage loan portfolios, adverse economic conditions could negatively affect other portions of its loan portfolio.

There is no precise method of predicting loan losses, and therefore Citizens always faces the risk that charge-offs in future periods will exceed its allowance for loan losses or that additional increases in the allowance for loan losses will otherwise be required. Additions to the allowance for loan losses would cause operating results to decline in the period(s) in which such additions occur and could also have a material adverse impact on Citizens’ capital and financial position.

Citizens’ core lending and other businesses have been adversely affected by the historic weakness in the national and regional economies in which it operates, particularly Michigan. Citizens’ ability to generate earnings and maintain regulatory capital ratios at acceptable levels at its holding company and bank depends substantially on developments in those economies. Also, Citizens’ potential inability to comply with applicable laws, regulations and regulatory policies or standards due to the effects of these conditions on its results of operations and financial condition may result in heightened regulatory scrutiny and require it to take actions to protect depositors that are not in the best interests of its shareholders.

While the Michigan economy is showing increasing signs of stability and Citizens believes the national unemployment rate is set to resume trending downward, economic growth has been slow. With historic weaknesses in the economy nationally and particularly in Citizens’ primary markets, and the effect of this weakness on unemployment rates and the value of real estate collateralizing many of its loans, Citizens has incurred substantial losses in previous years and its capital levels have been adversely affected. These effects have, in turn, hampered its ability to comply with various standards and policies of its various banking regulators which are intended primarily for the protection of depositors and the FDIC, not shareholders or holders of subordinated debt or trust preferred securities. Any failure to comply with laws, regulations, or regulatory policies or standards could also result in heightened regulatory scrutiny and in further sanctions by regulatory agencies (such as a memorandum of understanding, a written supervisory agreement or a cease and desist order), civil money penalties and/or reputation damage. Any of these consequences could restrict Citizens’ ability to operate or expand its business, could require it to raise additional capital, sell assets or take other actions on terms that are not advantageous to it or its shareholders and could have a material adverse effect on its business, financial condition, results of operations, and stock price.

Citizens’ business may be adversely affected by the highly regulated environment in which it operates. Changes in applicable laws, regulations, and regulatory practices at either the federal or state level may result in the imposition of additional costs or restrict Citizens’ ability to operate its business in the manner most beneficial to shareholders.

The banking industry is heavily regulated, and such regulations are intended primarily for the protection of depositors and the federal deposit insurance funds, not shareholders or holders of subordinated debt or trust preferred securities. As a bank holding company, Citizens is subject to regulation by the Federal Reserve Board of Governors.

Citizens Bank is subject to federal regulation primarily by the Federal Reserve Board of Governors and is also subject to regulation by the Michigan Office of Financial and Insurance Regulation. These regulations affect lending practices, capital structure, investment practices, dividend policy and growth. Citizens Bank also engages in providing investment management and insurance brokerage services, which industries are also heavily regulated on both a state and federal level.

Various legislative and regulatory initiatives have been introduced in Congress and state legislatures, as well as by regulatory agencies. Such initiatives may include proposals to expand or contract the powers of bank holding companies and depository institutions or proposals to substantially change the financial institution regulatory system. Such legislation could change banking statutes and the operating environment in substantial and unpredictable ways. If enacted, such legislation could increase or decrease the cost of doing business, limit or expand permissible activities or affect the competitive balance among banks, savings associations, credit unions, and other financial institutions. Citizens cannot predict whether any such legislation will be enacted, and, if enacted, the effect that it, or any impending regulations, would have on its financial condition and results of operations. A change in statutes, regulations or regulatory policies applicable to Citizens could subject it to additional costs, limit the types of financial services and products it may offer and/or increase the ability of non-banks to offer competing financial services and products, among other things, any of which could have a material effect on its business.

The Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”) has and will continue to significantly change bank regulatory structure and affect the lending, deposit, investment, trading and operating activities of financial institutions and their holding companies. The Dodd-Frank Act requires various federal agencies to adopt a broad range of new rules and regulations, and to prepare numerous studies and reports for Congress. The federal agencies are given significant discretion in drafting the implementing rules and regulations, and consequently, many of the details and much of the impact of the Dodd-Frank Act may not be known for many months or years.

The new Bureau of Consumer Financial Protection, created pursuant to the Dodd-Frank Act, has broad rule-making authority for a wide range of consumer protection laws that apply to all banks and savings institutions, including the authority to prohibit “unfair, deceptive or abusive” acts and practices. Additionally, the Bureau of Consumer Financial Protection has examination and enforcement authority over all banks and savings institutions with more than $10 billion in assets.

Proposals for further regulation of the financial services industry are continually being introduced in the Congress of the United States of America. The agencies regulating the financial services industry also periodically adopt changes to their regulations. It is possible that additional legislative proposals may be adopted or regulatory changes may be made that would have an adverse effect on Citizens’ business.

In addition, changes in laws, regulations and regulatory practices affecting the financial services industry, such as those relating to the Dodd-Frank Act and Basel III, among others, could subject Citizens to additional costs, limit the types of financial services and products it may offer and/or increase the ability of non-banks to offer competing financial services and products, among other things. Failure to comply with laws, regulations or policies could also result in heightened regulatory scrutiny and in sanctions by regulatory agencies (such as a memorandum of understanding, a written supervisory agreement or a cease and desist order), civil money penalties and/or reputation damage. Any of these consequences could restrict Citizens’ ability to expand its business or could require it to raise additional capital or sell assets on terms that are not advantageous to Citizens or its shareholders and could have a material adverse effect on its business, financial condition and results of operations. While Citizens has policies and procedures designed to prevent any such violations, such violations may occur despite its best efforts.

While Citizens attempts to manage the risk from changes in market interest rates, interest rate risk management techniques are not exact. In addition, Citizens may not be able to economically hedge its interest rate risk. A rapid or substantial increase or decrease in interest rates could adversely affect its net interest income and results of operations.

Citizens’ ability to generate net income depends primarily upon its net interest income. Net interest income is income that remains after deducting, from total income generated by earning assets, the interest expense attributable to the acquisition of the funds required to support earning assets. Income from earning assets includes income from loans, investment securities and short-term investments. The amount of interest income is dependent on many factors including the volume of earning assets, the general level of interest rates, the dynamics of the change in interest rates and the levels of nonperforming loans. The cost of funds varies with the amount of funds necessary to support earning assets, the rates paid to attract and hold deposits, rates paid on borrowed funds and the levels of noninterest-bearing demand deposits and equity capital.

Different types of assets and liabilities may react differently, and at different times, to changes in market interest rates. Citizens expects that it will periodically experience “gaps” in the interest rate sensitivities of its assets and liabilities. That means either Citizens’ interest-bearing liabilities will be more sensitive to changes in market interest rates than its interest earning assets, or vice versa. When interest-bearing liabilities mature or reprice more quickly than interest-earning assets, an increase in market rates of interest could reduce net interest income. Likewise, when interest-earning assets mature or reprice more quickly than interest-bearing liabilities, falling interest rates could reduce net interest income. Citizens is unable to predict changes in market interest rates which are affected by many factors beyond its control including inflation, recession, unemployment, money supply, domestic and international events and changes in the United States and other financial markets. Net interest income is not only affected by the level and direction of interest rates, but also by the shape of the yield curve, relationships between interest sensitive instruments and key driver rates, as well as balance sheet growth, client loan and deposit preferences and the timing of changes in these variables.

Citizens attempts to manage risk from changes in market interest rates, in part, by controlling the mix of interest rate-sensitive assets and interest rate-sensitive liabilities. Citizens continually reviews its interest rate risk position and modifies its strategies based on projections to minimize the impact of future interest rate changes. Citizens also uses derivative financial instruments to modify its exposure to changes in interest rates. However, interest rate risk management techniques are not exact. A rapid increase or decrease in interest rates could adversely affect results of operations and financial performance.

The negative economic effects caused by terrorist attacks, including cyber attacks, potential attacks and other destabilizing events would likely contribute to the deterioration of the quality of Citizens’ loan portfolio and could reduce its customer base, level of deposits, and demand for its financial products such as loans.

High inflation, natural disasters, acts of terrorism, including cyber attacks, an escalation of hostilities or other international or domestic occurrences, and other factors could have a negative impact on the economy of the Upper Midwest regions in which Citizens operates. An additional economic downturn in its markets would likely contribute to the deterioration of the quality of Citizens’ loan portfolio by impacting the ability of its customers to repay loans, the value of the collateral securing loans, and may reduce the level of deposits in its bank and the stability of its deposit funding sources. An additional economic downturn could also have a significant impact on the demand for Citizens’ products and services. The cumulative effect of these matters on Citizens’ results of operations and financial condition would likely be adverse and material.

If Citizens is unable to continue to attract and retain core deposits, to obtain third party financing on favorable terms, or to have access to interbank or other liquidity sources (as a result of rating agency downgrades or other market factors), Citizens’ cost of funds will increase, adversely affecting the ability to generate the funds necessary for lending operations, reducing net interest margin and negatively affecting results of operations.

Citizens Bank derives liquidity through core deposit growth, maturity of money market investments, and maturity and sale of investment securities and loans. Additionally, Citizens Bank has access to financial market borrowing sources on an unsecured, and a collateralized basis for both short-term and long-term purposes including, but not limited to, the Federal Reserve, Federal Home Loan Banks of which Citizens Bank is a member, and other correspondent banks. If these funding sources are not sufficient or available, Citizens may have to acquire funds through higher-cost sources.

Citizens’ credit ratings are important to its liquidity. Its credit rating was downgraded by various ratings services in the past. Any further reduction or anticipated reduction in Citizens’ credit ratings could adversely affect its liquidity and competitive position, increase its borrowing costs, limit its access to the capital markets or trigger unfavorable contractual obligations.

Increased competition with other financial institutions or an adverse change in Citizens’ relationship with a number of major customers could reduce its net interest margin and net income by decreasing the number and size of loans originated, the interest rates charged on these loans and the fees charged for services to customers.

Citizens Bank faces substantial competition in originating commercial and consumer loans. This competition comes principally from other banks, savings institutions, mortgage banking companies and other lenders. Many of Citizens’ competitors have competitive advantages, including greater financial resources and higher lending limits, a wider geographic presence, more accessible branch office locations, the ability to offer a wider array of services or more favorable pricing alternatives, as well as lower origination and operating costs. This competition could reduce Citizens’ net income by decreasing the number and size of the loans that it originates and the interest rates it charges on these loans.

In attracting business and consumer deposits, Citizens faces substantial competition from other insured depository institutions such as banks, savings institutions and credit unions, as well as institutions offering uninsured investment alternatives, including money market funds. Many competitors enjoy advantages, including greater financial resources, more aggressive marketing campaigns and better brand recognition and more branch locations. These competitors may offer higher interest rates, which could decrease the deposits that Citizens attracts or require it to increase rates to retain existing deposits or attract new deposits. Increased deposit competition could adversely affect Citizens’ ability to generate the funds necessary for lending operations which could increase its cost of funds.

Citizens also competes with non-bank providers of financial services, such as brokerage firms, consumer finance companies, credit unions, insurance companies and governmental organizations which may offer more favorable terms on deposits or investments. Some non-bank competitors are not subject to the same extensive regulations that govern banking operations. As a result, such non-bank competitors may have advantages over Citizens in providing certain products and services. This competition may reduce or limit Citizens’ margins on banking and non-banking services, reduce its market share and adversely affect its earnings and financial condition.

The financial services industry could become even more competitive as a result of legislative, regulatory and technological changes and continued consolidation. Banks, securities firms and insurance companies can merge under the umbrella of a financial holding company, which can offer virtually any type of financial service, including banking, securities underwriting, insurance (both agency and underwriting) and merchant banking. Also, technology has lowered barriers to entry and made it possible for non-banks to offer products and services traditionally provided by banks, such as automatic transfer and automatic payment systems.

Events such as significant adverse changes in the business climate, adverse action by a regulator, unanticipated changes in the competitive environment, and a decision to change Citizens’ operations or dispose of an operating unit could have a negative effect on its goodwill or other intangible assets such that it may need to record an impairment charge, which could have a material adverse impact on its results of operations.

Under current accounting standards, goodwill and certain other intangible assets with indeterminate lives are assessed at least annually for impairment, or more frequently when impairment indicators are present. After evaluating goodwill and other intangible assets, Citizens may determine that one or both are deemed to be impaired for accounting purposes. While a goodwill impairment charge was not required in 2011 or 2010, Citizens recorded an impairment of $256.3 million in 2009, which contributed significantly to its loss for that year. Deterioration in the outlook for credit quality, changes in the value of the loan or deposit portfolios, or increases in the discount rates could have a material impact on future goodwill impairment testing results. If Citizens identifies any impairment, it would be reflected as a charge to earnings in the period during which such impairment is identified and could have a material adverse effect on Citizens’ results of operations.

If the FDIC raises the assessment rate charged to its insured financial institutions, Citizens’ FDIC insurance premium may increase and this could have a negative effect on expenses and results of operations.

Recent high levels of bank failures and temporary programs increasing deposit insurance limits dramatically increased resolution costs for the FDIC and depleted its deposit insurance fund. In order to maintain a strong funding position and restore reserve ratios for the deposit insurance fund, the FDIC increased assessment rates for all insured institutions throughout 2010. If there are additional financial institution failures, Citizens may be required to pay even higher FDIC insurance premiums than the recently increased levels, which may materially adversely affect results of operations and financial condition.

Citizens may not realize its deferred income tax assets and loss carryforwards.

The realization of Citizens’ deferred income tax assets is dependent on generating future taxable income, executing tax planning strategies, and reversing existing taxable temporary differences. In addition, under Section 382 of the Code, if a change of ownership occurs with respect to a company with deferred income tax assets, that company’s use of the pre-change of ownership carryforward as well as the ability to use certain unrealized built-in losses would be substantially limited. A change of ownership occurred under Section 382 as a result of the exchange offers of common stock for long-term debt in the third quarter of 2009. Generally, under Section 382, the yearly limitation on Citizens’ ability to utilize such deductions will be equal to the product of the applicable long-term tax exempt rate and the sum of the values of its common stock and TARP Preferred Stock immediately before the ownership change. Citizens’ ability to utilize deductions related to credit losses during the twelve-month period following such an ownership change would also be limited under Section 382, together with net operating loss carryforwards, to the extent that such deductions reflect a net loss that was “built-in” to Citizens’ assets immediately prior to the ownership change.

Because the exchange offers triggered an ownership change, Citizens’ ability to use the net operating loss carryforwards and certain built-in losses existing at the time of the deemed change in ownership to offset future income will be substantially limited. Therefore, Citizens may suffer higher than anticipated tax expense, and consequently lower net income and cash flow, in future years. Moreover, any future change in ownership would further limit Citizens’ ability to use its net operating loss carryforwards and certain built-in losses existing at the time of a future change in ownership.

Citizens’ stock price can be volatile.

Stock price volatility may make it more difficult for Citizens shareholders to resell their common stock when they want and at prices they find attractive. Citizens’ stock price can fluctuate significantly in response to a variety of factors including, among other things:

•	Actual or anticipated negative variations in quarterly results of operations;

•	Negative recommendations by securities analysts;

•	Poor operating and stock price performance of other companies that investors deem comparable to us;

•	News reports relating to negative trends, concerns and other issues in the financial services industry or the economy in general;

•	Negative perceptions in the marketplace regarding Citizens and/or its competitors;

•	New technology used, or services offered, by competitors;

•	Adverse changes in interest rates;

•	Adverse changes in the real estate market;

•	Negative economic news;

•	Adverse changes in government regulations; and

•	Geopolitical conditions such as acts or threats of terrorism or military conflicts.

General market fluctuations, industry factors and general economic and political conditions and events, such as economic slowdowns or recessions, interest rate changes or credit loss trends, could also cause Citizens’ stock price to decrease regardless of operating results.

An investment in Citizens common stock is not an insured deposit.

Citizens common stock is not a bank deposit and, therefore, is not insured against loss by the Federal Deposit Insurance Corporation, any other deposit insurance fund or by any other public or private entity. Investment in Citizens common stock is inherently risky for the reasons described in this section and elsewhere in this joint proxy statement/prospectus and is subject to the same market forces that affect the price of common stock in any company. As a result, someone who acquires Citizens common stock, could lose some or all of their investment.

Citizens may be adversely affected by the soundness of other financial institutions.

Financial services institutions are interrelated as a result of trading, clearing, counterparty, or other relationships. Citizens has exposure to many different industries and counterparties, and routinely executes transactions with counterparties in the financial services industry, including commercial banks, brokers and dealers, investment banks, and other institutional clients. Many of these transactions expose Citizens to credit risk in the event of a default by a counterparty or client. In addition, Citizens’ credit risk may be exacerbated when the collateral it holds cannot be liquidated at prices sufficient to recover the full amount of the credit or derivative exposure due. Any such losses could have a material adverse effect on its financial condition and results of operations.

In order to maintain and strengthen its capital base or to repay outstanding obligations, Citizens may need to raise additional capital in transactions that may be highly dilutive to common shareholders. If such capital becomes needed, Citizens’ failure to raise additional capital could have serious consequences for its business.

Citizens regularly performs a variety of analyses on its assets and the impact of credit losses on its capital base, including the preparation of stress case scenarios. Due to continuing negative economic conditions in the markets in which it operates and the challenges posed to its business, including those described in other Risk Factors, Citizens may determine, based on these analyses, that it needs to raise additional Tier 1 common equity to maintain and strengthen its capital base as the effects of these events impact its business over the coming months and years. Citizens may also determine to raise equity capital to repay outstanding obligations, such as long-term debt or the Citizens TARP Preferred Stock, with unfavorable interest or dividend rates. Any potential capital raising transaction could be highly dilutive to Citizens common shareholders. The market price of Citizens common stock could decline as a result of the dilutive effect of the capital raising transactions it may enter into, or the perception that such transactions could occur.

In connection with the issuance of the Citizens TARP Preferred Stock, Citizens also issued a warrant to the Treasury to purchase approximately 1.8 million additional shares of its common stock at an initial per share exercise price of $25.60, subject to adjustment, which expires ten years from the issuance date. Even if Citizens were to redeem the Citizens TARP Preferred Stock, it may not fully retire this warrant and, therefore, this warrant may be exercised, in whole or part, prior to its expiration date. Furthermore, the terms of the warrant provide that, if Citizens issues common stock or securities convertible or exercisable into, or exchangeable for, common stock at a price that is less than 90% of the market price of such shares on the last trading day preceding the date of the agreement to sell such shares, the number and the per share price of common stock to be purchased pursuant to the warrant will be adjusted pursuant to its terms. As part of its potential capital raising efforts, Citizens could issue securities convertible into or exercisable for its common stock, which may trigger the anti-dilution provisions of the warrant issued to the Treasury. If Citizens issues such securities and they are subsequently exercised, converted into or exchanged for common stock such transactions would have a further dilutive effect on other holders of Citizens common stock.

Also, if Citizens determines that it needs to raise additional capital, its capital raising efforts may not be successful, or it may be required to raise additional capital on terms that are unfavorable. A failure to maintain capital above “well capitalized” levels could require Citizens to further reduce the size of its business and would likely have serious negative consequences for its business.

Citizens has agreements with derivative counterparties that contain a provision where if it fails to maintain its status as a well capitalized or adequately capitalized institution, then the counterparty could terminate the derivative positions and Citizens would be required to settle its obligations under the agreements. A default under these agreements could have a material adverse effect on Citizens’ business, results of operations and financial condition.

Citizens may not have sufficient resources to make capital contributions to Citizens Bank if required by bank regulatory agencies, or if Citizens might otherwise wish to do so, in order to maintain Citizens Bank’s capital ratios at acceptable levels.

Citizens is required by banking regulation to act as a “source of strength” to Citizens Bank. If Citizens Bank incurs losses and regulatory capital levels at Citizens Bank decline, Citizens may be required by the bank regulatory agencies to contribute additional capital to Citizens Bank. As of December 31, 2011, Citizens’ cash resources totaled $61.9 million. Citizens may not have sufficient funds at its holding company level to make required capital contributions to Citizens Bank if the weakness in the economies in which it operates continues over a substantial period of time and Citizens Bank incurs losses.

As a bank holding company that conducts substantially all of its operations through its operating subsidiary, the ability of Citizens to pay dividends, repurchase shares or to repay indebtedness depends upon the results of operations of its subsidiary and the subsidiary’s ability to pay dividends to Citizens. Dividends paid by the subsidiary are subject to limits imposed by federal and state law.

Citizens is a separate and distinct legal entity from its operating subsidiary, Citizens Bank, and it receives substantially all of its revenue from dividends from Citizens Bank and sales of Citizens’ securities to investors. Dividends from Citizens Bank are an important source of funds to pay dividends on common stock and interest and principal on debt. Various federal and state laws and regulations limit the amount of dividends that Citizens Bank may pay to Citizens. Also, Citizens’ right to participate in a distribution of assets upon Citizens Bank’s liquidation or reorganization is subject to the prior claims of Citizens Bank’s creditors. If Citizens Bank is unable to pay dividends to Citizens, it may not be able to service debt, pay obligations or, should Citizens have the ability to do so in the future, pay dividends on common stock.

Citizens could face unanticipated environmental liabilities or costs related to real property owned or acquired through foreclosure. Compliance with federal, state and local environmental laws and regulations, including those related to investigation and clean-up of contaminated sites, could have a negative effect on expenses and results of operations.

A significant portion of Citizens’ loan portfolio is secured by real property. During the ordinary course of business, Citizens may foreclose on and take title to properties securing certain loans. In doing so, there is a risk that hazardous or toxic substances could be found on these properties. If hazardous or toxic substances are found, Citizens may be liable for remediation costs, as well as for personal injury and property damage. Environmental laws may require Citizens to incur substantial expenses and may materially reduce the affected property’s value or limit Citizens’ ability to use or sell the affected property. In addition, future laws or more stringent interpretations or enforcement policies with respect to existing laws may increase exposure to environmental liability. Although Citizens has policies and procedures to perform an environmental review before initiating any foreclosure action on real property, these reviews may not be sufficient to detect all potential environmental hazards. The remediation costs and any other financial liabilities associated with an environmental hazard could have a material adverse effect on results of operations.

Citizens is party to various lawsuits. Litigation is subject to many uncertainties such that the expenses and ultimate exposure with respect to many of these matters cannot be ascertained.

From time to time, customers, shareholders and others make claims and take legal action against Citizens and its directors. Whether these claims and legal actions are legitimate or unfounded, if such claims and legal actions are not resolved in Citizens’ favor they may result in significant financial liability to it (directly or as a result of its indemnification obligations), adversely affect the market’s perception of Citizens and its products and services and impact customer demand for its products and services. Any financial liability or reputation damage could have a material adverse effect on Citizens’ business, financial condition and results of operations.

The financial services industry is undergoing rapid technological changes. If Citizens is unable to adequately invest in and implement new technology-driven products and services, Citizens may not be able to compete effectively, or the cost to provide products and services may increase significantly.

The financial services industry is undergoing rapid technological changes with frequent introduction of new technology-driven products and services. In addition to providing better customer service, the effective use of technology increases efficiency and enables financial service institutions to reduce costs. Citizens’ future success will depend, in part, upon its ability to address customer needs by using technology to provide products and services to enhance customer convenience, as well as to create additional operational efficiencies. Many of Citizens’ competitors have substantially greater resources to invest in technological improvements. Citizens may not be able to effectively implement new technology-driven products and services, which could reduce its ability to effectively compete and, in turn, have a material adverse effect on its financial condition and results of operations.

The products and services offered by the banking industry and customer expectations regarding them are subject to change. Citizens attempts to respond to perceived customer needs and expectations by offering new products and services, which are often costly to develop and market initially. A lack of market acceptance of these products and services would have a negative effect on its financial condition and results of operations.

From time to time, Citizens implements new lines of business or offer new products and services within existing lines of business. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services Citizens may invest significant time and resources. Citizens may not achieve initial timetables for the introduction and development of new lines of business and/or new products or services and price and profitability targets may not prove feasible. External factors, such as compliance with regulations, competitive alternatives, and shifting market preferences, may also impact the successful implementation of a new line of business or a new product or service. Furthermore, any new line of business and/or new product or service could have a significant impact on the effectiveness of Citizens’ system of internal controls. Failure to successfully manage these risks in the development and implementation of new lines of business or new products or services could have a material adverse effect on Citizens’ business, results of operations and financial condition.

Citizens may not be able to attract and retain skilled people. If Citizens were to lose key employees, it may experience a disruption in its relationship with certain customers.

The success of Citizens depends, in large part, on its ability to attract and retain skilled people. Competition for the best people in most of its business activities can be intense, and Citizens may not be able to hire sufficiently skilled people or to retain them. The unexpected loss of services of one or more key personnel could have a material adverse impact on Citizens’ business because of their skills, knowledge of Citizens’ markets, years of industry experience, and the difficulty of promptly finding qualified replacement personnel.

Many of Citizens’ key employees have extensive customer relationships. Loss of a key employee with such customer relationships may lead to the loss of customers if they were to follow that employee to a competitor. While Citizens believes that its relationships with its key producers is good, it cannot guarantee that all of its key personnel will remain with Citizens.

The Standard & Poor’s downgrade in the U.S. government’s sovereign credit rating, and in the credit ratings of instruments issued, insured or guaranteed by certain related institutions, agencies and instrumentalities, creates risks to Citizens’ net income, capital levels, financial condition and liquidity and causes uncertainties in general economic conditions that may adversely impact it.

In August 2011, Standard & Poor’s downgraded the United States long-term debt ratings and downgraded the credit ratings of certain long-term debt instruments issued by Fannie Mae and Freddie Mac and other U.S. government agencies linked to long-term U.S. debt. Instruments of this nature are key assets on the balance sheets of financial institutions, including Citizens. These downgrades could adversely affect the market value of such instruments, and could adversely impact Citizens’ ability to obtain funding that is collateralized by affected instruments, as well as affecting the pricing of that funding when it is available. In addition, these downgrades could materially affect financial markets and economic conditions, which may affect Citizens’ net income, financial condition and liquidity and result in future changes in capital requirements or Citizens’ investment portfolio in response to management’s assessment of the related risk weightings. Citizens cannot predict if, when or how these changes to the credit ratings will affect economic conditions. As a result, it is possible that these changes could result in a significant adverse impact to Citizens, and could affect other risks to which it is subject.

New accounting or tax pronouncements or interpretations may be issued by the accounting profession, regulators or other government bodies which could change existing accounting methods. Changes in accounting methods could negatively impact Citizens’ results of operations and financial condition.

Current accounting and tax rules, standards, policies, and interpretations influence the methods by which financial institutions conduct business, implement strategic initiatives and tax compliance, and govern financial reporting and disclosures. These laws, regulations, rules, standards, policies, and interpretations are constantly evolving and may change significantly over time. Events that may not have a direct impact on Citizens, such as the bankruptcy of major U.S. companies, have resulted in legislators, regulators, and authoritative bodies, such as the Financial Accounting Standards Board, the SEC, the Public Company Accounting Oversight Board, and various taxing authorities, responding by adopting and/or proposing substantive revision to laws, regulations, rules, standards, policies, and interpretations. New accounting pronouncements and varying interpretations of accounting pronouncements have occurred and may occur in the future. A change in accounting standards may adversely affect reported financial condition and results of operations.

Citizens’ business continuity plans or data security systems could prove to be inadequate, resulting in a material interruption in, or disruption to, its business and a negative impact on results of operations.

Citizens relies heavily on communications and information systems to conduct its business. Any failure, interruption or breach in security of these systems, whether due to severe weather, natural disasters, cyber attack, acts of war or terrorism, criminal activity or other factors, could result in failures or disruptions in general ledger, deposit, loan, customer relationship management, and other systems. While Citizens has disaster recovery and other policies and procedures designed to prevent or limit the effect of the failure, interruption or security breach of its information systems, there can be no assurance that any such failures, interruptions or security breaches will not occur or, if they do occur, that they will be adequately addressed. The occurrence of any failures, interruptions or security breaches of Citizens’ information systems could damage its reputation, result in a loss of customer business, subject it to additional regulatory scrutiny, or expose it to civil litigation and possible financial liability, any of which could have a material adverse effect on results of operations.

Citizens’ vendors could fail to fulfill their contractual obligations, resulting in a material interruption in, or disruption to, its business and a negative impact on results of operations.

Citizens has entered into subcontracts for the supply of current and future services, such as data processing, mortgage loan processing and servicing, and certain property management functions. These services must be available on a continuous and timely basis and be in compliance with any regulatory requirements. Failure to do so could substantially harm Citizens’ business.

Citizens often purchases services from vendors under agreements that typically can be terminated on a periodic basis. There can be no assurance, however, that vendors will be able to meet their obligations under these agreements or that Citizens will be able to compel them to do so. Risks of relying on vendors include the following:

•

If an existing agreement expires or a certain service is discontinued by a vendor, then Citizens may not be able to continue to offer its customers the same breadth of products and its operating results would likely suffer unless it is able to find an alternate supply of a similar service.

•	Agreements Citizens may negotiate in the future may commit it to certain minimum spending obligations. It is possible Citizens will not be able to create the market demand to meet such obligations.

•

If market demand for Citizens’ products increases suddenly, its current vendors might not be able to fulfill Citizens’ commercial needs, which would require it to seek new arrangements or new sources of supply, and may result in substantial delays in meeting market demand.

•	Citizens may not be able to control or adequately monitor the quality of services it receives from its vendors. Poor quality services could damage Citizens’ reputation with its customers.

Potential problems with vendors such as those discussed above could have a significant adverse effect on Citizens’ business, lead to higher costs and damage its reputation with its customers and, in turn, have a material adverse effect on its financial condition and results of operations.

Citizens’ controls and procedures may fail or be circumvented which could have a material adverse effect on its business, results of operations and financial condition.

Citizens regularly reviews and updates its internal controls, disclosure controls and procedures, and corporate governance policies and procedures. Any system of controls, however well designed and operated, is based in part on certain assumptions and can provide only reasonable, not absolute, assurances that the objectives of the system are met. Any failure or circumvention of Citizens’ controls and procedures or failure to comply with regulations related to controls and procedures could have a material adverse effect on its business, results of operations and financial condition.

Citizens’ potential inability to integrate companies it may acquire in the future could have a negative effect on its expenses and results of operations.

On occasion, Citizens may engage in a strategic acquisition when it believes there is an opportunity to strengthen and expand its business. To fully benefit from such acquisition, however, Citizens must integrate the administrative, financial, sales, lending, collections, and marketing functions of the acquired company. If Citizens is unable to successfully integrate an acquired company, it may not realize the benefits of the acquisition, and its financial results may be negatively affected. A completed acquisition may adversely affect Citizens’ financial condition and results of operations, including its capital requirements and the accounting treatment of the acquisition. Completed acquisitions may also lead to significant unexpected liabilities after the consummation of these acquisitions.

Citizens’ articles of incorporation and bylaws as well as certain banking laws may have an anti-takeover effect.

Provisions of Citizens’ articles of incorporation and bylaws and federal banking laws, including regulatory approval requirements, could make it more difficult for a third party to acquire Citizens, even if doing so would be perceived to be beneficial to shareholders. The combination of these provisions effectively inhibits a non-negotiated merger or other business combination, which, in turn, could adversely affect the market price of Citizens common stock.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This document contains or incorporates by reference a number of “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, including statements about the financial conditions, results of operations, earnings outlook and prospects of FirstMerit, Citizens and the potential combined company and may include statements for the period following the completion of the merger. You can find many of these statements by looking for words such as “plan,” “believe,” “expect,” “intend,” “anticipate,” “estimate,” “project,” “potential,” “possible” or other similar expressions which identify these forward-looking statements and appear in a number of places in this joint proxy statement/prospectus (and the documents to which you are referred in this joint proxy statement/prospectus) and include, but are not limited to, all statements relating directly or indirectly to the timing or likelihood of completing the merger to which this joint proxy statement/prospectus relates, FirstMerit’s planned capital raise, the timing and amount of growth and cost savings realized, following the merger, plans for future growth and other business development activities as well as capital expenditures, financing sources and the effects of regulation and competition and all other statements regarding the intent, plans, beliefs or expectations of FirstMerit, Citizens, or those of their respective directors or officers.

The forward-looking statements involve certain risks and uncertainties. The ability of either FirstMerit or Citizens to predict results or the actual effects of its plans and strategies, or those of the combined company, is subject to inherent uncertainty. Factors that may cause actual results or earnings to differ materially from such forward-looking statements include those set forth on page [    ] under “Risk Factors,” as well as, among others, the following:

•	those discussed and identified in public filings with the SEC made by FirstMerit or Citizens;

•

fluctuations in the market price of FirstMerit common stock and the related effect on the market value of the merger consideration that Citizens common shareholders will receive upon completion of the merger;

•	business uncertainties and contractual restrictions while the merger is pending;

•

the possibility that the proposed merger does not close when expected or at all because required regulatory, shareholder or other approvals and conditions to closing are not received or satisfied on a timely basis or at all;

•	the terms of the proposed merger may need to be modified to satisfy such approvals or conditions;

•

the anticipated benefits from the proposed merger such as it being accretive to earnings and expanding FirstMerit’s geographic presence and synergies are not realized in the time frame anticipated or at all as a result of changes in general economic and market conditions, interest and exchange rates, monetary policy, laws and regulations (including changes to capital requirements) and their enforcement, and the degree of competition in the geographic and business areas in which the companies operate;

•

the ability to raise the capital sought by FirstMerit to repay the Citizens TARP Preferred Stock, including the mix and cost of the preferred equity and debt proposed to be issued, and the availability and cost of such capital in light of market conditions when offered;

•	the ability to promptly and effectively integrate the businesses of Citizens and FirstMerit;

•	reputational risks and the reaction of the companies’ customers to the merger;

•	diversion of management time on merger related issues;

•	changes in asset quality and credit risk;

•	the inability to sustain revenue and earnings;

•	changes in interest rates and capital markets;

•	inflation;

•	customer acceptance of FirstMerit products and services;

•	customer borrowing, repayment, investment and deposit practices;

•	customer disintermediation;

•	the outcome of pending litigation against Citizens and current members of Citizens’ board of directors;

•	the introduction, withdrawal, success and timing of business initiatives;

•	competitive conditions;

•	the impact, extent and timing of technological changes,

•	changes in fiscal and monetary policies, including changes in tax laws, and their effects on markets and customers; and

•

changes in regulations and other actions of the Federal Reserve Board and federal and state banking regulators, and legislative and regulatory actions and reforms, including those associated with the Dodd-Frank Act and the Volcker Rule, and the new regulatory capital rules proposed under the Basel III Accord.

Because these forward-looking statements are subject to assumptions and uncertainties, actual results may differ materially from those expressed or implied by these forward-looking statements. You are cautioned not to place undue reliance on these statements, which speak only as of the date of this document or the date of any document incorporated by reference in this document.

All subsequent written and oral forward-looking statements concerning the merger or other matters addressed in this document and attributable to FirstMerit or Citizens or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this document. Except to the extent required by applicable law or regulation, FirstMerit and Citizens undertake no obligation to update these forward-looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events.

THE FIRSTMERIT SPECIAL MEETING

This section contains information about the special meeting of FirstMerit shareholders that has been called to consider and adopt the merger agreement.

Together with this document, FirstMerit is also sending you a notice of the special meeting and a form of proxy that is solicited by the FirstMerit board of directors. The special meeting will be held on [                    ], at [10:00 a.m.], local time at FirstMerit Tower, 7th Floor, 106 South Main Street, Akron Ohio 44308.

Matters to Be Considered

The purpose of the special meeting is to vote on:

•	a proposal to adopt the merger agreement as such agreement may be amended from time to time (the “FirstMerit Merger Proposal”);

•	a proposal to approve the issuance of the shares of FirstMerit common stock to Citizens shareholders pursuant to the merger agreement (the “FirstMerit Stock Issuance Proposal”);

•

a proposal to approve, on an advisory basis only, the payment of certain compensation to FirstMerit’s named executive officers in connection with the merger (the “FirstMerit Merger-Related Compensation Proposal”); and

•

a proposal to approve the adjournment of the special meeting, on one or more occasions, if necessary or appropriate, to solicit additional proxies, in the event that there are not sufficient votes at the time of the special meeting to approve the foregoing proposal (the “FirstMerit Adjournment Proposal”).

Proxies

Each copy of this document mailed to holders of FirstMerit common stock is accompanied by a form of proxy with instructions for voting by mail, telephone or through the Internet. If you hold stock in your name as a shareholder of record and are voting by mail, you should complete and return the proxy card accompanying this document to ensure that your vote is counted at the special meeting, or at any adjournment or postponement of the special meeting, regardless of whether you plan to attend the special meeting. You may also vote your shares through the Internet. Information and applicable deadlines for voting through the Internet are set forth in the enclosed proxy card instructions.

If you hold your stock in “street name” through a bank or broker, you must direct your bank or broker to vote in accordance with the instructions you have received from your bank or broker.

If you hold stock in your name as a shareholder of record, you may revoke any proxy at any time before it is voted by signing and returning a proxy card with a later date, delivering a written revocation letter to FirstMerit’s Corporate Secretary, or by attending the special meeting in person, notifying the Corporate Secretary, and voting by ballot at the special meeting. If you have voted your shares through the Internet, you may revoke your prior Internet vote by recording a different vote, or by signing and returning a proxy card dated as of a date that is later than your last Internet vote.

Any shareholder entitled to vote in person at the special meeting may vote in person regardless of whether a proxy has been previously given, but the mere presence (without notifying the Corporate Secretary) of a shareholder at the special meeting will not constitute revocation of a previously given proxy.

Written notices of revocation and other communications about revoking your proxy should be addressed to:

FirstMerit Corporation

III Cascade Plaza

Akron, Ohio 44308

Attn: Corporate Secretary

If your shares are held in “street name” by a bank or broker, you should follow the instructions of your bank or broker regarding the revocation of proxies.

All shares represented by valid proxies that FirstMerit receives through this solicitation, and that are not revoked, will be voted in accordance with your instructions on the proxy card or as instructed via the Internet.

If you make no specification on your proxy card as to how you want your shares voted before signing and returning it, your proxy will be voted “FOR” the FirstMerit Merger Proposal, “FOR” the FirstMerit Stock Issuance Proposal, and “FOR” the FirstMerit Adjournment Proposal. According to the FirstMerit regulations, business to be conducted at the special meeting must be confined to the subjects stated in FirstMerit’s notice of the special meeting.

Solicitation of Proxies

FirstMerit will bear the entire cost of soliciting proxies from its shareholders. In addition to solicitation of proxies by mail, FirstMerit will request that banks, brokers, and other record holders send proxies and proxy material to the beneficial owners of FirstMerit common stock and secure their voting instructions. FirstMerit will reimburse the record holders for their reasonable expenses in taking those actions. FirstMerit has also made arrangements with [                    ], [                    ] to assist it in soliciting proxies and has agreed to pay them approximately $[        ] plus reasonable expenses for these services. If necessary, FirstMerit may use several of its regular employees, who will not be specially compensated, to solicit proxies from FirstMerit shareholders, either personally or by telephone, facsimile, letter or other electronic means.

Record Date

The close of business on [                    ], 2012 has been fixed as the record date for determining the FirstMerit shareholders entitled to receive notice of and to vote at the special meeting. At that time, [            ] shares of FirstMerit common stock were outstanding, held by approximately [            ] holders of record.

Quorum and Voting Rights

In order to conduct voting at the special meeting, there must be a quorum. A quorum is the number of shares that must be present at the meeting—either in person or by proxy. To have a quorum at the special meeting requires the presence of shareholders or their proxies who are entitled to cast at least a majority of the votes that all shareholders are entitled to cast. Abstentions will be counted for the purpose of determining whether a quorum is present.

As of the record date, directors and executive officers of FirstMerit had the right to vote approximately [                    ] shares of FirstMerit common stock, or approximately [    ]% of the outstanding FirstMerit shares entitled to vote at the special meeting. FirstMerit currently expects that each of these individuals will vote their shares of FirstMerit common stock in favor of the proposals to be presented at the special meeting.

If you are a holder of FirstMerit common stock and you submit a proxy card in which you abstain from voting, the abstention will be counted toward a quorum at the FirstMerit special meeting, but it will have the same effect as a vote against the FirstMerit Merger Proposal, the FirstMerit Merger-Related Compensation Proposal and the FirstMerit Adjournment Proposal. An abstention will have no effect on the FirstMerit Stock Issuance Proposal.

Because brokers and banks holding shares of FirstMerit common stock in “street name” may vote your shares of FirstMerit common stock on the adoption of the merger agreement, approval of the issuance of FirstMerit common stock, approval of the merger-related named executive officer compensation proposal and adjournments of the special meeting, if necessary, only if you provide instructions on how to vote, your failure to provide instructions will result in your shares not being present at the meeting and not being voted on any proposal. Consequently, there cannot be any broker non-votes occurring in connection with a proposal at the special meeting.

The FirstMerit board of directors urges FirstMerit shareholders to promptly vote by: accessing the Internet site listed in the proxy card instructions if voting through the Internet, calling the telephone number listed in the proxy card instructions or completing, dating, and signing the accompanying proxy card and returning it promptly in the enclosed postage-paid envelope. If you hold your stock in “street name” through a bank or broker, please vote by following the voting instructions of your bank or broker.

Shareholders will vote at the meeting by ballot. Votes properly cast at the special meeting, in person or by proxy, will be tallied by FirstMerit’s Inspector of Election.

Attending the Special Meeting

All holders of FirstMerit common stock, including shareholders of record and shareholders who hold their shares through banks, brokers, nominees or any other holder of record, are invited to attend the special meeting. If you hold your FirstMerit shares in an account at a brokerage firm or bank, your name will not appear on FirstMerit’s shareholder list. Please bring an account statement or a letter from your broker showing your FirstMerit shareholdings. Please show this documentation at the meeting registration desk to attend the meeting. Everyone who attends the special meeting must abide by the rules for the conduct of the meeting. These rules will be printed on the meeting agenda.

PROPOSALS TO BE CONSIDERED AT THE FIRSTMERIT SPECIAL MEETING

PROPOSAL NO. 1

APPROVAL OF THE MERGER

As discussed elsewhere in this joint proxy statement/prospectus, FirstMerit shareholders will consider and vote on a proposal to adopt the merger agreement. You should carefully read this joint proxy statement/prospectus in its entirety for more detailed information concerning the merger agreement and the merger. In particular, you should read in its entirety the merger agreement, which is attached as Annex A to this proxy statement.

Required Vote

Approval of the FirstMerit Merger Proposal requires the affirmative vote of a majority of the voting power of the outstanding shares of FirstMerit common stock. Therefore, assuming that a quorum is present, your failure to vote or an abstention will have the effect of a vote against the FirstMerit Merger Proposal.

If you return a properly executed proxy card but do not indicate instructions on your proxy card, your shares of FirstMerit common stock represented by such proxy card will be voted “FOR” approval of the FirstMerit Merger Proposal.

Recommendation of the FirstMerit Board of Directors

The FirstMerit board of directors unanimously recommends that FirstMerit shareholders vote “FOR” approval of the FirstMerit Merger Proposal.

PROPOSAL NO. 2

ISSUANCE OF FIRSTMERIT COMMON STOCK

As discussed elsewhere in this joint proxy statement/prospectus, FirstMerit shareholders will consider and vote on a proposal to approve the issuance of the shares of FirstMerit common stock to Citizens shareholders pursuant to the merger agreement. You should carefully read this joint proxy statement/prospectus in its entirety for more detailed information concerning the issuance of the FirstMerit common stock.

Required Vote

Approval of the FirstMerit Stock Issuance Proposal requires the affirmative vote of a majority of the votes cast on the matter. Therefore, assuming that a quorum is present, your failure to vote or an abstention will have no effect on the FirstMerit Stock Issuance Proposal.

If you return a properly executed proxy card but do not indicate instructions on your proxy card, your shares of FirstMerit common stock represented by such proxy card will be voted “FOR” approval of the FirstMerit Stock Issuance Proposal.

Recommendation of the FirstMerit Board of Directors

The FirstMerit board of directors unanimously recommends that FirstMerit shareholders vote “FOR” approval of the FirstMerit Stock Issuance Proposal.

PROPOSAL NO. 3

ADVISORY (NON-BINDING) VOTE ON CERTAIN MERGER-RELATED

COMPENSATION FOR FIRSTMERIT NAMED EXECUTIVE OFFICERS

Golden Parachute Compensation

This section sets forth the information required by Item 402(t) of Regulation S-K regarding the compensation for each of the named executive officers of FirstMerit that is based on or otherwise relates to the merger. This compensation is referred to as “golden parachute” compensation by the applicable SEC disclosure rules, and in this section this term is used to describe the merger-related compensation payable to the named executive officers of FirstMerit.

FirstMerit has displacement agreements with each of FirstMerit’s named executive officers other than Larry Shoff, who terminated his displacement agreement with FirstMerit pursuant to his Transition and Retirement Agreement, dated as of August 31, 2012. The displacement agreements each provide that, if there is a displacement (i.e., a merger, acquisition or like transaction that does not result in or involve a change in control of FirstMerit) and the named executive officer is subsequently terminated from employment without Cause or voluntarily terminates employment for Good Reason (as such terms are defined in the displacement agreements) during the term of his or her agreement (36 months following the merger for Mr. Greig, 30 months following the merger for Messrs. Bichsel and Richgels, and 24 months following the merger for Mr. Goodall), the named executive officer will be entitled to receive certain benefits. The merger will be deemed to be a displacement for purposes of the displacement agreements.

In the event of a qualifying termination of employment during the term of the displacement agreement, the applicable named executive officer will be entitled to receive:

•

a lump sum cash payment equal to the named executive officer’s base salary (at the highest annualized rate in effect during the period after or immediately prior to the displacement) multiplied by the named executive officer’s specific multiple (1.0 for Mr. Greig, 2.5 for Messrs. Bichsel and Richgels, and 2.0 for Mr. Goodall);

•

a lump sum cash payment equal to the product of the target (or, if higher, actual) level of incentive compensation during the year in which the termination occurs, multiplied by the same multiple for each named executive officer;

•	accelerated vesting upon termination of employment of all unvested time-based restricted stock awards and all unvested stock options;

•

continuation of all medical, life and accidental death and dismemberment insurance benefits identical to those available to the named executive officer prior to the termination of employment corresponding with their specific multiple (e.g., 24 months for a 2.0 multiple, 30 months for a 2.5 multiple, etc., other than for Mr. Greig, who receives 36 months irrespective of his specific multiple) or, if earlier, until age 67 (or, in the event that any such coverage cannot be provided, a lump sum cash payment equal to the highest applicable premium for the applicable coverage period on a net after-tax basis);

•

benefit calculation under FirstMerit’s supplemental executive retirement plan (“SERP”) based on the highest monthly base salary and target incentive compensation in effect for the applicable named executive officer during the 24-month period prior to the displacement, plus, for all applicable named executive officers other than Mr. Greig, 24 additional months of service and age credit for purposes of vesting and benefit calculation under the SERP; and

•	payment for outplacement services for up to one year following termination of employment (up to $35,000 for Mr. Greig and up to $25,000 for the other named executive officers).

The displacement agreements also provide for company payment of all reasonable legal, accounting and actuarial fees and expenses incurred by the named executive officers in enforcing any right or benefit provided by the displacement agreements.

Regardless of whether the named executive officer receives benefits under the displacement agreement, each of the applicable named executive officers is subject to a 12-month post-termination non-competition restriction, indefinite confidentiality and cooperation obligations, and a mutual non-disparagement covenant. However, Mr. Greig is not subject to a non-competition restriction pursuant to his displacement agreement. Instead, Mr. Greig is generally subject to 24-month post-termination non-competition and non-solicitation restrictions pursuant to his employment agreement in consideration of certain amounts payable under his employment agreement as a result of his termination of employment (irrespective of the merger).

The following table sets forth information regarding the compensation for each named executive officer that is based on or otherwise relates to the merger, assuming the following:

(i)	the merger is consummated on October 31, 2012; and

(ii)	the named executive officers are terminated or constructively terminated immediately following the consummation of the merger.

Name	Cash ($)(1)(2)	Equity ($)(2)(3)	Pension/ NQDC ($)(2)(4)	Perquisites/ Benefits ($)(2)(5)	Tax Reimbur sement ($)(2)(6)	Other ($)(2)	Total ($)(2)
Paul G. Greig, Chairman, President and Chief Executive Officer	1,670,000	3,539,112	—	161,091	33,720	—	5,403,923

Terrence E. Bichsel, Executive Vice President and Chief Financial Officer	1,600,000	741,798	334,571	90,981	16,002	—	2,783,352

William P. Richgels, Executive Vice President and Chief Credit Officer	1,700,000	741,798	615,935	103,856	17,900	—	3,179,489

David G. Goodall, Executive Vice President — Commercial Banking	1,120,000	518,790	112,000	71,063	5,006	—	1,826,859

Larry A. Shoff, Executive Vice President and Chief Technology Officer (7)	—	—	—	—	—	—	—

(1)	Includes an amount equal to the product of the applicable named executive officer’s base salary (at the highest annualized rate in effect during the period after or immediately prior to the displacement) multiplied by the named executive officer’s specific multiple (1.0 for Mr. Greig, 2.5 for Messrs. Bichsel and Richgels, and 2.0 for Mr. Goodall), plus (ii) the product of the target level of the named executive officer’s incentive compensation during the year in which the termination occurs, multiplied by the same multiple. For Mr. Greig, this amount includes his base salary of $835,000 plus his target annual bonus of $835,000. The amount shown for Mr. Greig does not reflect any additional amounts he may be owed under his employment agreement as a result of his termination of employment (irrespective of the merger), which includes an additional 24 months of base salary continuation and payments in respect of two times his target annual bonus. For Mr. Bichsel, this amount includes $1,000,000 in respect of base salary (2.5 times his base salary of $400,000) plus $600,000 in respect of target annual bonus (2.5 times his target annual bonus of $240,000). For Mr. Richgels, this amount includes $1,062,500 in respect of base salary (2.5 times his base salary of $425,000) plus $637,500 in respect of target annual bonus (2.5 times his target annual bonus of $255,000). For Mr. Goodall, this amount includes $700,000 in respect of base salary (2 times his base salary of $350,000) plus $420,000 in respect of target annual bonus (2 times his target annual bonus of $210,000).

(2)	No amounts are payable solely as a result of the merger, and these amounts would be payable only if a “double-trigger” occurred (which would require a termination of the applicable individual’s employment in addition to the occurrence of a displacement with respect to FirstMerit for purposes of the displacement agreements).

(3)	All unvested time-based restricted stock awards and all unvested stock option awards vest in full upon displacement and, as all outstanding stock options are currently fully vested, the amount in this column represents only the value of the accelerated vesting of unvested restricted stock awards outstanding for the applicable named executive officers as of October 31, 2012 (232,653 unvested restricted stock awards for Mr. Greig, 48,764 unvested restricted stock awards for Mr. Bichsel, 48,764 unvested restricted stock awards for Mr. Richgels, and 34,104 unvested restricted stock awards for Mr. Goodall). All of these restricted stock acceleration amounts are based on a price per share of common stock of $15.21, which price is the average closing price of FirstMerit common stock over the first five full trading days following the first public announcement of the transaction (beginning with September 13, 2012). None of these amounts take into account any present value adjustments. The merger will result in a displacement for purposes of the displacement agreements.

(4)	For each applicable named executive officer, includes the incremental value of basing his SERP benefit calculation on the highest monthly base salary and target incentive compensation in effect during the 24-month period prior to the displacement. For each applicable named executive officer other than Mr. Greig, also includes the incremental value of credit for 24 additional months of service and age credit for vesting and benefit calculation purposes under the SERP. None of these amounts take into account any present value adjustments. These amounts do not reflect the full retirement value of all of the applicable named executive officer’s vested pension and other nonqualified deferred compensation benefits.

(5)	Includes the value of identical medical, life and accidental death and dismemberment insurance benefits to those available to the applicable named executive officer prior to the termination of employment corresponding with their specific multiple (e.g., 24 months for a 2.0 multiple, 30 months for a 2.5 multiple, etc., other than for Mr. Greig, who receives 36 months irrespective of his specific multiple). The values shown are based on each named executive officer’s elected benefit coverage. Also includes, for each applicable named executive officer, the maximum outplacement assistance available under the displacement agreement ($35,000 for Mr. Greig and $25,000 for the other applicable named executive officers).

(6)	Includes amounts payable to the applicable named executive officer in respect of taxes on life insurance benefits, as in effect prior to the termination of employment and corresponding with their specific multiple (e.g., 24 months for a 2.0 multiple, 30 months for a 2.5 multiple, etc., other than for Mr. Greig, who receives 36 months irrespective of his specific multiple).

(7)	Pursuant to the Transition and Retirement Agreement, dated as of August 31, 2012, between Larry A. Shoff and FirstMerit, Mr. Shoff’s rights under his displacement agreement were terminated.

For a description of the compensation for each of the named executive officers of Citizens that is based on or otherwise relates to the merger, see “Advisory (Non-Binding) Vote on Certain Merger-Related Compensation for Citizens Named Executive Officers—Golden Parachute Compensation” on page [    ]. No compensation is payable by Citizens to the FirstMerit named executive officers that is based on or otherwise relates to the merger.

FirstMerit Merger-Related Compensation Proposal

FirstMerit is seeking non-binding, advisory shareholder approval of the compensation of FirstMerit’s named executive officers that is based on or otherwise relates to the merger as disclosed above in this section. The proposal gives FirstMerit’s shareholders the opportunity to express their views on the merger-related compensation of FirstMerit’s named executive officers.

Accordingly, FirstMerit is requesting shareholders to adopt the following resolution, on a non-binding, advisory basis:

“RESOLVED, that the compensation that may be paid or become payable to FirstMerit’s named executive officers, in connection with the merger, and the agreements or understandings pursuant to which such compensation may be paid or become payable, in each case as disclosed pursuant to Item 402(t) of Regulation S-K in “Advisory (Non-Binding) Vote on Certain Merger-Related Compensation for FirstMerit Named Executive Officers—Golden Parachute Compensation,” be, and they hereby are APPROVED.”

Required Vote

Approval of the FirstMerit Merger-Related Compensation Proposal requires the affirmative vote of holders of a majority of the shares of FirstMerit common stock entitled to vote on the proposal present or represented by proxy at the special meeting. Abstentions will have the same effect as a vote against the FirstMerit Merger-Related Compensation Proposal, but shares not in attendance at the special meeting will have no effect on the outcome of any vote on the FirstMerit Merger-Related Compensation Proposal.

The vote on this proposal is a vote separate and apart from the vote to approve the merger agreement. Accordingly, you may vote against approval of the FirstMerit Merger-Related Compensation Proposal and vote for approval of the FirstMerit Merger Proposal and vice versa. The vote is advisory in nature and, therefore, is not binding on FirstMerit or the board of directors or the compensation committee of FirstMerit, regardless of whether the merger agreement is approved. Approval of the nonbinding, advisory FirstMerit Merger-Related Compensation Proposal is not a condition to completion of the merger, and failure to approve this advisory matter will have no effect on the vote to approve the merger agreement. The merger-related named executive officer compensation to be paid in connection with the merger is based on contractual arrangements with the named executive officers and accordingly the outcome of this advisory vote will not affect the obligation to make these payments.

If you return a properly executed proxy card but do not indicate instructions on your proxy card, your shares of FirstMerit common stock represented by such proxy card will be voted “FOR” approval of the FirstMerit Merger-Related Compensation Proposal.

Recommendation of the FirstMerit Board of Directors

The FirstMerit board of directors recommends that shareholders vote “FOR” approval of the FirstMerit Merger-Related Compensation Proposal.

PROPOSAL NO. 4

APPROVE AN ADJOURNMENT OF THE SPECIAL MEETING, IF NECESSARY TO PERMIT FURTHER SOLICITATION OF PROXIES

FirstMerit shareholders may be asked to vote on a proposal to adjourn the special meeting, if necessary, to permit further solicitation of proxies if there are not sufficient votes at the time of the special meeting to adopt the merger agreement and approve the issuance of FirstMerit common stock.

Required Vote

Whether or not a quorum is present, the FirstMerit Adjournment Proposal requires the affirmative vote of holders of a majority of the shares of FirstMerit common stock present or represented by proxy at the special meeting. Abstentions will have the same effect as a vote against the FirstMerit Adjournment Proposal, but shares not in attendance at the special meeting will have no effect on the outcome of any vote on a proposal to adjourn the special meeting.

If you return a properly executed proxy card but do not indicate instructions on your proxy card, your shares of FirstMerit common stock represented by such proxy card will be voted “FOR” approval of the FirstMerit Adjournment Proposal

Recommendation of the FirstMerit Board of Directors

The FirstMerit board of directors unanimously recommends that shareholders vote “FOR” approval of the FirstMerit Adjournment Proposal.

THE CITIZENS SPECIAL MEETING

This section contains information about the special meeting of Citizens shareholders that has been called to consider and approve the merger agreement.

Together with this document, Citizens is also sending you a notice of the special meeting and a form of proxy that is solicited by the Citizens board of directors. The special meeting will be held on [                    ], 2013, at 10:00 a.m., local time, [            ].

Matters to Be Considered

The purpose of the special meeting is to vote on:

•	a proposal to approve the merger agreement as such agreement may be amended from time to time (the “Citizens Merger Proposal”);

•

a proposal to approve, on an advisory basis only, the payment of certain compensation to Citizens’ named executive officers in connection with the merger (the “Citizens Merger-Related Compensation Proposal”); and

•

a proposal granting the Citizens board the right to adjourn, postpone or continue the special meeting, on one or more occasions, if necessary or appropriate, to solicit additional proxies, in the event that there are not sufficient votes at the time of the special meeting to approve the merger agreement proposal (the “Citizens Adjournment Proposal”).

Proxies

Each copy of this document mailed to holders of Citizens common stock is accompanied by a form of proxy with instructions for voting. The Citizens board of directors requests that you execute and return the proxy promptly, whether or not you plan to attend the meeting. If you are a common shareholder and hold your shares of Citizens common stock under your own name (also known as “record ownership”), you can vote your shares in one of the following manners:

•	By proxy via the Internet at [www.citizensbanking.com/shareholdermeeting] or [www.proxyvote.com] and following the instructions;

•	By proxy via telephone at [ ] on a touch-tone phone and following the recorded instructions;

•	By proxy via mail by signing and returning the enclosed proxy card in the postage-paid envelope; and

•	By attending the meeting and voting your shares in person.

Any vote by proxy, Internet or telephone may be revoked by you at any time before the meeting by giving written notice of such revocation to the corporate secretary, executing another proxy or using the Internet or telephone voting procedures as of a date subsequent to the prior proxy or Internet or telephone vote. If you are a shareholder of record or have a legal proxy from a shareholder of record, you may also revoke your proxy by voting in person at the special meeting. Shareholders who vote via the Internet or by telephone need not mail their proxy cards and doing so will revoke any prior vote or proxy. Instructions on how to vote by telephone or by the Internet are included with your proxy card.

If you own your shares in “street name” through a broker, bank or other nominee, you will receive a voting instruction form directly from them. Follow the instructions on the form they provide to have your shares voted by proxy. If you wish to attend the meeting and vote in person, you must obtain a proxy, executed in your favor, from the broker, bank or nominee to do so.

All shares represented by valid proxies that Citizens receives through this solicitation and that are not revoked will be voted in accordance with your instructions on the proxy card or as instructed via the Internet. If you make no specification on your proxy card as to how you want your shares voted before signing and returning it, your proxy will be voted “FOR” each of the proposals described above.

Citizens shareholders with shares represented by stock certificates should not send Citizens stock certificates with their proxy cards. After the merger is completed, holders of Citizens common stock with shares represented by stock certificates or held in book-entry form will be mailed a transmittal form with instructions on how to exchange their Citizens stock certificates or book-entry shares for the merger consideration.

Solicitation of Proxies

Citizens will bear the entire cost of soliciting proxies from its shareholders. In addition to solicitation of proxies by mail, proxies may also be solicited by Citizens’ directors and employees personally, and by telephone, facsimile, or other means. No additional compensation will be paid to these individuals for proxy solicitation nor is it expected to result in more than a minimal cost. Citizens may make arrangements directly with banks, brokerage houses, custodians, nominees and fiduciaries to forward solicitation material to the beneficial owners of Citizens common stock held of record by them and to obtain authorization for the execution of proxies. Citizens expects to reimburse these institutional holders for their reasonable expenses in connection with these activities. Citizens has also made arrangements with [                    ] to assist it in soliciting proxies and has agreed to pay them approximately $[            ] for these services and reimburse certain out of pocket expenses.

Record Date

The close of business on [                    ], 2012 has been fixed as the record date for determining the Citizens shareholders entitled to receive notice of and to vote at the special meeting. At that time, [            ] shares of Citizens common stock were outstanding, held by approximately [            ] holders of record.

Quorum and Voting Rights

The presence, in person or by proxy, of the holders of a majority of the outstanding shares of Citizens common stock entitled to vote is necessary to constitute a quorum at the special meeting. Abstentions will be counted for the purpose of determining whether a quorum is present.

As of the record date, directors and executive officers of Citizens had the right to vote [            ] shares of Citizens common stock, or approximately [    ]% of the outstanding Citizens common stock entitled to be voted at the special meeting. Citizens currently expects that each of these individuals will vote their shares of Citizens common stock in favor of the proposals to be presented at the special meeting. FirstMerit holds 20 shares of Citizens common stock as non-discretionary agent. FirstMerit does not control how those shares are voted.

If you are a holder of Citizens common stock and you submit a proxy card in which you abstain from voting, the abstention will be counted toward a quorum at the Citizens special meeting, but it will have the same effect as a vote against approval of the merger agreement. An abstention will have no effect on either the proposal to approve the payments to certain Citizens named executive officers or the proposal to grant the board of directors the authority to adjourn the special meeting if necessary or appropriate in order to solicit additional proxies.

Because brokers and banks holding shares of Citizens common stock in “street name” may vote your shares of Citizens common stock on the approval of the merger agreement, approval of a non-binding proposal approving the payment of certain compensation to Citizens named executive officers that is based on or otherwise relates to the merger, and adjournments of the special meeting, if necessary, only if you provide instructions on how to vote, your failure to provide instructions will result in your shares not being present at the meeting and not being voted on any proposal. Consequently, there cannot be any broker non-votes occurring in connection with a proposal at the Citizens special meeting.

Attending the Special Meeting

All holders of Citizens common stock, including holders of record and shareholders who hold their stock through banks, brokers, nominees or any other holder of record, are invited to attend the special meeting. Only shareholders of record on the record date can vote in person at the special meeting. If you are not a shareholder of record, you must obtain a proxy executed in your favor from the record holder of your shares, such as a broker, bank or other nominee, to be able to vote in person at the special meeting. If you plan to attend the special meeting, you must hold your shares in your own name or have a letter from the record holder of your shares confirming your ownership and you must bring a form of personal photo identification with you in order to be admitted. Citizens reserves the right to refuse admittance to anyone without proper proof of share ownership and without proper photo identification.

PROPOSALS TO BE CONSIDERED AT THE CITIZENS SPECIAL MEETING

PROPOSAL NO. 1

APPROVAL OF THE MERGER AGREEMENT

Citizens is asking its shareholders to approve the merger agreement. For a detailed discussion of the merger, including the terms and conditions of the merger agreement, see “The Merger Agreement,” beginning on page [    ]. As discussed in detail in the sections entitled “The Merger—Citizens’ Reasons for the Merger; Recommendation of the Board of Directors,” beginning on page [    ], after careful consideration, the Citizens board of directors determined that the terms of the merger agreement and the transactions contemplated by it are in the best interests of Citizens and the board unanimously approved the merger agreement. Accordingly, Citizens’ board of directors unanimously recommends that Citizens’ shareholders vote “FOR” the Citizens Merger Proposal.

Required Vote

Approval of the Citizens Merger Proposal requires the affirmative vote of the holders of a majority of the shares of Citizens common stock entitled to vote at the special meeting. You are entitled to one vote for each share of Citizens common stock you held as of the record date.

Because the affirmative vote of the holders of a majority of the outstanding shares is needed in order to proceed with the merger, an abstention will have the effect of a vote against approval of the merger agreement. The Citizens board of directors urges Citizens shareholders to promptly vote by completing, dating, and signing the accompanying proxy card and returning it promptly in the enclosed postage-paid envelope, or, if you hold your stock in “street name” through a bank or broker, by following the voting instructions of your bank or broker. If you hold stock in your name as a shareholder of record, you may complete, sign, date and mail your proxy card in the enclosed postage paid return envelope as soon as possible, vote by calling the toll-free number listed on the Citizens proxy card, vote by accessing the Internet site listed on the Citizens proxy card or vote in person at the Citizens special meeting. If you hold your stock in “street name” through a bank or broker, you must direct your bank or broker to vote in accordance with the instruction form included with these materials and forwarded to you by your bank or broker. This voting instruction form provides instructions on voting by mail, telephone or on the Internet.

Recommendation of the Citizens Board of Directors

The Citizens board of directors recommends that you vote “FOR” approval of the Citizens Merger Proposal. See “The Merger—Citizens’ Reasons for the Merger; Recommendation of the Citizens Board of Directors” on page [    ] for a more detailed discussion of the Citizens board of directors’ recommendation.

PROPOSAL NO. 2

ADVISORY (NON-BINDING) VOTE ON CERTAIN MERGER-RELATED

COMPENSATION FOR CITIZENS NAMED EXECUTIVE OFFICERS

Golden Parachute Compensation

This section sets forth the information required by Item 402(t) of Regulation S-K regarding the compensation for each of the named executive officers of Citizens that is based on or otherwise relates to the merger. This compensation is referred to as “golden parachute” compensation by the applicable SEC disclosure rules, and in this section this term is used to describe the merger-related compensation payable to the named executive officers of Citizens.

Citizens has change in control agreements with each of Citizens’ named executive officers. The agreements provide severance benefits if there is a change in control of Citizens and each named executive officer’s employment with Citizens is actually or constructively terminated at any time within three months prior to or on the date of such change in control, or within twenty-four months after a change in control. The merger will result in a change in control.

Citizens’ named executive officers’ employment will have been constructively terminated following a change in control if:

•	there is a significant reduction in the scope of the executive’s authority or in the extent of such executive’s powers, functions, duties or responsibilities;

•	there is a reduction in the executive’s rate of compensation;

•	fringe benefits are not provided to the executive on a basis commensurate with other executives; or

•	there are changes in Citizens’ executive’s responsibilities, which would require moving such executive’s job outside of lower Michigan.

Each change in control agreement provides for severance benefits of a lump sum payment equal to two times (three times in the case of Ms. Nash) the executive’s annual base salary immediately prior to the change in control (or if higher, the annual base salary on the date the executive’s employment is terminated) plus two times (three times in the case of Ms. Nash) the average of the annual bonuses paid to the executive in the last three full calendar years of employment under Citizens’ management incentive plan or such comparable plan in which the executive may have participated.

In addition, the change in control agreements provide Citizens executives with:

•

continued coverage under the medical, dental and life insurance benefit plans for eighteen months after termination, provided the executive does not enter into other employment providing comparable benefits;

•	accelerated vesting of all stock options and restricted stock awards; and

•	payment of up to $20,000 for outplacement services.

In addition to the standard confidentiality requirements, Citizens executives may not, for a period of one year (two years in the case of Ms. Nash) following termination of employment, accept employment, consult for or otherwise assist any other financial institution, which conducts business from a location within fifty (50) miles of any of Citizens’ locations.

Citizens does not have any compensation arrangements with FirstMerit executive officers and, except as set forth in the merger agreement, FirstMerit does not currently have any compensation arrangements with Citizens’ named executive officers.

The following table sets forth estimated information regarding the compensation for each named executive officer that is based on or otherwise relates to the merger, assuming the following:

(i)	the merger is consummated on November 7, 2012; and

(ii)	the named executive officers are terminated or constructively terminated immediately following the consummation of the merger.

Name	Cash ($)(1)	Equity ($)(2)	Pension/ NQDC ($)	Perquisites/ benefits ($)(3)	Tax reimbursement ($)	Other ($)	Total ($)
Cathleen H. Nash	1,116,785	2,733,253	-0-	37,511	-0-	-0-	3,887,549
Lisa T. McNeely	311,599	1,393,641	-0-	45,015	-0-	-0-	1,760,255
Mark W. Widawski	433,284	975,823	-0-	20,000	-0-	-0-	1,429,107
Judith L. Klawinski	443,535	841,896	-0-	21,695	-0-	-0-	1,288,126
Thomas W. Gallagher	495,560	616,009	-0-	32,681	-0-	-0-	1,144,249

(1)	The amounts listed in this column represent the lump sum amount payable to each named executive officer net of any cutback so that the payment will not result in the payment of an excess parachute payment as that term is defined in Code Section 280G. The amount of the lump sum payment is a multiple of each executive’s base salary, except in the case of Ms. McNeely for whom the payment is a multiple of her base salary plus $9,529 representing the average of any bonuses received by her during the last three full calendar years. Ms. McNeely received a $28,586 bonus in 2009, no other bonuses were paid to the named executive officers during the last three full calendar years. The estimated cutbacks for each named executive officer are set forth in the following table.

Name	Cash Severance ($)	Cutback ($)	Net Cash Payment ($)
Cathleen H. Nash	3,900,000	(2,783,215)	1,116,785
Lisa T. McNeely	989,058	(677,459)	311,599
Mark W. Widawski	840,000	(406,716)	433,284
Judith L. Klawinski	780,000	(336,465)	443,535
Thomas W. Gallagher	580,000	(84,440)	495,560

(2)	The amounts listed in this column represent the aggregate value of shares represented by unvested restricted stock, restricted stock units and/or stock salary that would vest (136,183 for Ms. Nash, 69,439 for Ms. McNeely, 48,621 for Mr. Widawski, 41,948 for Ms. Klawinski and 30,693 for Mr. Gallagher). All of the amounts are based on a price per share of common stock of $20.07, which is the average closing price of Citizens common stock over the first five business days following the first public announcement of the merger (beginning with September 13, 2012).

(3)	The amounts listed in this column include (i) for each executive, $20,000 for the cost of outplacement services, and (ii) health and life insurance benefits for a continuation period of 18 months based on each executive’s elected benefit coverage.

New Change in Control Agreements

Citizens is party to a change in control agreement with each of its executive officers, as described above under “—Golden Parachute Compensation.” Pursuant to the terms of the merger agreement, after the closing of the merger and the repayment of the Citizens TARP Preferred Stock, FirstMerit is obligated under the merger agreement to execute new change in control agreements with each of the former Citizens executive officers that replace the agreements previously executed by Citizens.

The replacement change in control agreements, which include covenant not to compete, non-solicitation and confidentiality provisions, are substantially similar to the existing agreements. The material differences in the new agreements include the following.

•

Each of the new agreements acknowledges that a change in control has occurred as a result of the merger and; therefore, the benefits contemplated by the agreement would be triggered if the executive experiences a separation from service with FirstMerit or one of its subsidiaries as a result of an involuntary termination or a constructive dismissal within 24 months after the effective time of the merger.

•	In the event of a qualifying separation from service, an executive would receive a lump sum severance payment fixed in amount rather than one calculated using a formula.

•

In the event of a qualifying separation from service, an executive would also receive a lump sum payment in an amount equal to the cost, on a net after-tax basis, of continuing the medical, dental and vision insurance benefits for the executive and eligible dependents for 12 or 18 months of COBRA coverage, as applicable.

•

In order to receive benefits under the agreement, an executive would be required to execute an agreement releasing FirstMerit from any claims he or she might have against FirstMerit, Citizens and their respective affiliates.

•

Amounts payable to the executive may be subject to cutback unless, after the executive pays all of the applicable taxes, including any excise taxes in connection with Section 280G of the Code, the net after-tax amount the executive would receive is greater than the amount the executive would have received on a net after-tax basis after having the applicable portion of the executive’s payments cut back. The executives will not be reimbursed for any taxes payable by them in connection with the severance payments.

No change in control payments can be made while the Citizens TARP Preferred Stock remains outstanding. The following table sets forth estimated information regarding the compensation for each named executive officer under the new change in control agreements, assuming the following:

(i)	the new change in control agreements are in effect and the merger is consummated on November 7, 2012;

(ii)	the Citizens TARP Preferred Stock is no longer outstanding; and

(iii)	the named executive officers are terminated or contractually terminated immediately following consummation of the merger.

Name	Cash ($)	Equity ($)(1)	Pension/ NQDC ($)	Perquisites/ benefits ($)(2)	Tax reimbursement ($)(3)	Other ($)	Total ($)
Cathleen H. Nash	5,914,920	2,733,253	-0-	37,511	11,320	-0-	8,697,004
Lisa T. McNeely	1,289,492	1,393,641	-0-	45,015	16,172	-0-	2,744,320
Mark W. Widawski	1,134,396	975,823	-0-	20,000	-0-	-0-	2,130,219
Judith L. Klawinski	1,090,200	841,896	-0-	21,695	1,096	-0-	1,954,887
Thomas W. Gallagher	851,005	616,009	-0-	32,681	8,198	-0-	1,507,893

(1)	The amounts listed in this column represent the aggregate value of shares represented by unvested restricted stock, restricted stock units and/or stock salary that would vest (136,183 for Ms. Nash, 69,439 for Ms. McNeely, 48,621 for Mr. Widawski, 41,948 for Ms. Klawinski and 30,693 for Mr. Gallagher). All of the amounts are based on a price per share of common stock of $20.07, which is the average closing price of Citizens common stock over the first five business days following the first public announcement of the merger (beginning with September 13, 2012).

(2)	The amounts listed in this column include (i) for each executive, $20,000 for the cost of outplacement services, and (ii) lump sum payments made to the executives to cover premiums for health and life insurance benefits for a continuation period of 18 months based on each executive’s elected benefit coverage.

(3)	The amounts listed in this column represent the amount payable to each executive as reimbursement for estimated taxes payable by such executive in connection with the lump sum paid to him or her for COBRA insurance premiums.

Citizens Merger-Related Compensation Proposal

Citizens is seeking non-binding, advisory shareholder approval of the compensation of Citizens’ named executive officers that is based on or otherwise relates to the merger as disclosed above in this section. The proposal gives Citizens’ shareholders the opportunity to express their views on the merger-related compensation of Citizens’ named executive officers.

Accordingly, Citizens is requesting shareholders to adopt the following resolution, on a non-binding, advisory basis:

“RESOLVED, that the compensation that may be paid or become payable to Citizens’ named executive officers, in connection with the merger, and the agreements or understandings pursuant to which such compensation may be paid or become payable, in each case as disclosed pursuant to Item 402(t) of Regulation S-K in “Advisory (Non-Binding) Vote on Certain Merger-Related Compensation for Citizens Named Executive Officers—Golden Parachute Compensation,” be, and they hereby are APPROVED.”

Required Vote

Approval of the Citizens Merger-Related Compensation Proposal requires the affirmative vote of a majority of the votes cast by shareholders on the proposal, assuming a quorum is present. If you (i) abstain from voting on this proposal or (ii) hold your stock in “street name” and fail to instruct your broker how to vote your shares and the broker submits a broker non-vote, it will have no effect on the vote on this proposal. Approval of this proposal is not a condition to the consummation of the merger.

The vote on this proposal is a vote separate and apart from the vote to approve the merger agreement. Accordingly, you may vote against approval of this proposal on merger-related compensation and benefits to be paid or provided to named executive officers of Citizens and vote for approval of the merger agreement and vice versa. The vote is advisory in nature and, therefore, is not binding on Citizens or on FirstMerit or the boards of directors or the compensation committees of Citizens or FirstMerit, regardless of whether the merger agreement is approved. Approval of the nonbinding, advisory proposal with respect to the compensation that may be received by Citizens’ named executive officers in connection with the merger is not a condition to completion of the merger, and failure to approve this advisory matter will have no effect on the vote to approve the merger agreement. The merger-related named executive officer compensation to be paid in connection with the merger is based on contractual arrangements with the named executive officers and accordingly the outcome of this advisory vote will not affect the obligation to make these payments.

Recommendation of the Citizens Board of Directors

The Citizens board of directors recommends that shareholders vote “FOR” approval of the Citizens Merger-Related Compensation Proposal.

PROPOSAL NO. 3

APPROVE GRANTING THE BOARD OF DIRECTORS AUTHORITY TO ADJOURN THE CITIZENS SPECIAL MEETING, IF NECESSARY TO PERMIT FURTHER SOLICITATION OF PROXIES

If at the Citizens special meeting the number of shares of common stock present in person or represented by proxy and voting in favor of the Citizens Merger Proposal is insufficient to approve such proposal, management may move to adjourn, postpone or continue the special meeting on one or more occasions in order to enable the board of directors to continue to solicit additional proxies in favor of such proposal; however, the special meeting may not be adjourned, postponed or continued to a date later than [                    ], 2013. In that event, you will be asked to vote only upon the Citizens Adjournment Proposal and the Citizens Merger-Related Compensation Proposal and not the Citizens Merger Proposal.

In this proposal, Citizens is asking the Citizens shareholders to authorize the holder of any proxy solicited by its board of directors to grant to the Citizens board of directors the authority to adjourn the special meeting and any later adjournments. If the Citizens shareholders approve this proposal, Citizens could adjourn the special meeting, and any adjourned session of the special meeting on one or more occasions, to use the additional time to solicit proxies in favor of the merger agreement proposal, including the solicitation of proxies from the shareholders that have previously voted against such proposal. Among other effects, approval of this proposal could mean that, even if proxies representing a sufficient number of votes against the approval of the Citizens Merger Proposal have been received, Citizens could adjourn the special meeting without a further shareholder vote on such proposal and seek to convince the holders of those shares to change their votes to vote in favor of such proposal.

Generally, if the special meeting is adjourned, no notice of the adjourned meeting is required to be given to shareholders, other than an announcement at the special meeting of the place, date and time to which the meeting is adjourned.

Required Vote

Approval of the Citizens Adjournment Proposal requires the affirmative vote of a majority of the votes cast by shareholders on the proposal, assuming a quorum is present. Abstentions will be counted toward a quorum at the Citizens special meeting, but will have no effect on the vote on this proposal.

Recommendation of the Citizens Board of Directors

The Citizens board of directors believes that if the number of shares of its common shares present in person or represented by proxy at the Citizens special meeting and voting in favor of the approval of the merger agreement is insufficient to approve such proposals, it is in the best interests of the Citizens shareholders to enable the board of directors, for a limited period of time, to continue to seek to obtain a sufficient number of additional votes to approve such proposals. The Citizens Board of Directors recommends that shareholders vote “FOR” the Citizens Adjournment Proposal.

RETROSPECTIVELY REVISED FINANCIAL INFORMATION FOR ADOPTION

OF A NEW ACCOUNTING STANDARD

Effective for the quarter ended March 31, 2012, FirstMerit and Citizens adopted the Financial Accounting Standards Board’s Accounting Standards Update (“ASU”) No. 2011-05, Comprehensive Income (Topic 220): Presentation of Comprehensive Income, as amended by ASU 2011-12, Comprehensive Income (Topic 220): Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05. These pronouncements require, among other things, the retrospective reporting on the face of the financial statements of the components of other comprehensive income, total other comprehensive income and total comprehensive income, either with net income in a single continuous statement of comprehensive income or in two separate but consecutive statements. For interim periods, companies are required to present a total for comprehensive income in a single continuous statement of comprehensive income or two separate but consecutive statements.

The following tables disclose the impact of the adoption of these new accounting pronouncements on the historical financial statements of FirstMerit and Citizens. The tables present selected components of the Consolidated Statements of Comprehensive Income for FirstMerit and Citizens for each of the last three years ended December 31, 2011, 2010 and 2009, respectively, and should be read in conjunction with the information in FirstMerit’s 2011 Annual Report on Form 10-K which has been incorporated by reference in this proxy statement/prospectus and Citizens’ consolidated financial information under the heading “Information About Citizens” on page [    ] and “Index to Citizens Financial Statements” on page [    ]. This information was previously presented in the Consolidated Statements of Income and Comprehensive Income for FirstMerit and in the Consolidated Statements of Changes in Shareholders’ Equity for Citizens.

FIRSTMERIT CORPORATION AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income

	Year Ended December 31,
(in thousands)	2011	2010	2009
Net income	$119,558	$102,909	$82,170
Other comprehensive income (loss):
Net change in unrealized securities holding gains (losses), net of tax of $14,109, ($299), and $20,997	26,205	(555)	38,994
Reclassification for realized securities’ gains, net of tax of ($3,878), ($299), and ($2,113)	(7,203)	(556)	(3,924)
Unrealized hedging gain (loss), net of tax of $0, $0, and ($51)	—	—	(94)
Pension and postretirement benefits costs, net of tax of ($10,773), $252, and ($2,825)	(16,786)	467	(6,355)

Total other comprehensive income (loss)	2,216	(644)	28,621

Total comprehensive income	$121,774	$102,265	$110,791

CITIZENS REPUBLIC BANCORP, INC. AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income

	Year Ended December 31,
(in thousands)	2011	2010	2009
Net income (loss)	$6,667	$(292,925)	$(514,213)
Other comprehensive income (loss):
Unrealized gain on securities available for sale, net of tax of $5,052, $1,715, and $24,572	9,481	5,585	45,631
Reclassification adjustment for net loss (gain) on securities included in net income, net of tax of $468, $0, and $0	868	(13,896)	(5)
Unrealized gain on securities transferred from available for sale to held to maturity, net of tax of $6,479, $912, and $0	12,032	1,693	—
Amortization of unrealized loss on securities transferred to held to maturity, net of tax of ($1,365), ($6), and $0	(2,535)	(12)	—
Unrealized loss on qualifying cash flow hedges, net of change and reclassification, net of tax of ($2,603), $0, and ($3,478)	(4,834)	(5,721)	(6,459)
Change in unrecognized pension and post retirement costs, net of tax of ($364), $0, and $1,795	(676)	(712)	3,334

Total other comprehensive income (loss)	14,336	(13,063)	42,501

Total comprehensive income (loss)	$21,003	$(305,988)	$(471,712)

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The following unaudited pro forma condensed combined financial information combines the historical consolidated financial position and results of operations of FirstMerit and its subsidiaries and of Citizens and its subsidiaries, as an acquisition by FirstMerit of Citizens using the purchase method of accounting and giving effect to the related pro forma adjustments described in the accompanying notes. Under the purchase method of accounting, the assets and liabilities of Citizens will be recorded by FirstMerit at their respective fair values as of the date the merger is completed. The pro forma financial information should be read in conjunction with FirstMerit’s Quarterly Report on Form 10-Q for the period ended September 30, 2012, and Annual Report on Form 10-K for the calendar year ended December 31, 2011, which are incorporated by reference herein, and in conjunction with Citizens’ financial statements included elsewhere in this document. See “Where You Can Find More Information” on page [    ], “Information about Citizens” on page [    ] and “Index to Citizens Financial Statements” on page [    ].

The merger was announced on September 13, 2012, and provides that each outstanding share of Citizens common stock will be canceled and converted into the right to receive 1.37 shares of FirstMerit common stock. Any shares of Citizens common stock that are owned by Citizens, FirstMerit or any of their respective subsidiaries, other than in a fiduciary capacity, will be canceled without any consideration. At the effective time of the merger, the Citizens TARP Preferred Stock will be cancelled and converted into the right to receive cash in the aggregate amount equal to the liquidation preference of the Citizens TARP Preferred Stock plus all accrued, cumulated and unpaid dividends thereon. The net proceeds of a planned issuance by FirstMerit of preferred equity and debt will be used to fund the payoff. The preferred equity is expected to be Tier 1 capital and the debt is expected to be Tier 2 capital for regulatory purposes. The merger agreement further provides that the Citizens TARP Warrant will be converted automatically into a warrant to purchase FirstMerit common stock in accordance with the terms of the Citizens TARP Warrant. The number of FirstMerit common shares for which the Citizens TARP Warrant will become exercisable and the exercise price will be adjusted to reflect the 1.37 share exchange ratio. FirstMerit presently does not intend to repurchase the Citizens TARP Warrant from the Treasury.

The merger will be a “reorganization” for Federal income tax purposes and FirstMerit and Citizens shareholders generally will not recognize, for Federal income tax purposes, any gain or loss on the merger, or the receipt of shares of FirstMerit common stock.

The unaudited pro forma condensed combined balance sheet gives effect to the merger as if the transactions had occurred on September 30, 2012. The unaudited pro forma condensed combined income statements for the nine months ended September 30, 2012, and the year ended December 31, 2011, give effect to the merger as if the transactions had become effective at the beginning of January 1, 2011.

The unaudited pro forma condensed combined financial information included herein is presented for informational purposes only and does not necessarily reflect the financial results of the combined companies had the companies actually been combined at the beginning of the periods presented. The adjustments included in this unaudited pro forma condensed combined financial information is preliminary and may be revised. This information also does not reflect the benefits of the expected cost savings and expense efficiencies, opportunities to earn additional revenue, potential impacts of current market conditions on revenues, or asset dispositions, among other factors, and includes various preliminary estimates and may not necessarily be indicative of the financial position or results of operations that would have occurred if the merger had been consummated on the date or at the beginning of the period indicated or which may be attained in the future. The unaudited pro forma condensed combined financial information should be read in conjunction with and is qualified in its entirety by reference to the historical consolidated financial statements and related notes thereto of FirstMerit and its subsidiaries, which are incorporated in this document by reference, and the historical consolidated financial statements and related notes thereto of Citizens and its subsidiaries, appearing elsewhere in this document. See “Where You Can Find More Information” on page [    ] and “Index to Citizens Financial Statements” on page [    ].

FIRSTMERIT CORPORATION AND SUBSIDIARIES

Unaudited Pro Forma Condensed Combined Balance Sheet

As of September 30, 2012

(in thousands, except per share amounts)	FirstMerit As Reported	Citizens As Reported	Ref	Pro Forma Adjustments	Pro Forma Combined FirstMerit
ASSETS
Cash and cash equivalents	$238,417	$386,523	A,D,J	$(53,342)	$571,598
Investment securities	3,673,354	2,977,194	D,H	(711,388)	5,939,160
Loans, including loans held for sale	9,508,889	5,460,966	E	(364,100)	14,605,755
Allowance for loan losses	(142,586)	(122,125)	B	122,125	(142,586)

Net loans	9,366,303	5,338,841		(241,975)	14,463,169
Premises and equipment	182,043	92,005		—	274,048
Goodwill	460,044	318,150	C,K	64,379	842,573
Intangible assets	6,817	5,792	C,F	75,608	88,217
Other assets	701,865	606,285		—	1,308,150

Total Assets	$14,628,843	$9,724,790		$(866,718)	$23,486,915

LIABILITIES AND SHAREHOLDERS’ EQUITY
Deposits	$11,532,426	$7,302,965	G	$44,000	$18,879,391
Borrowings	1,141,538	895,277	A,D,P	(514,388)	1,522,427
Other liabilities	330,175	168,351	I - J	(90,500)	408,026

Total Liabilities	13,004,139	8,366,593		(560,888)	20,809,844

SHAREHOLDERS’ EQUITY:
Preferred stock	—	290,580	A,J,P	(190,580)	100,000
Common stock	127,937	1,436,925	A	(1,436,925)	127,937
Capital surplus	473,781	—	K	952,367	1,426,148
Retained earnings (deficit)	1,175,001	(363,659)	A	363,659	1,175,001
Accumulated other comprehensive gain (loss)	(13,900)	(5,649)	A	5,649	(13,900)
Treasury stock	(138,115)	—	A	—	(138,115)

Total equity	1,624,704	1,358,197		(305,830)	2,677,071

Total liabilities and shareholders’ equity	$14,628,843	$9,724,790		$(866,718)	$23,486,915

Shares outstanding	109,653	40,509			165,150
Book value per common share	$14.82	$26.36			$15.60

See notes to the unaudited pro forma condensed combined financial information

FIRSTMERIT CORPORATION AND SUBSIDIARIES

Unaudited Pro Forma Condensed Combined Income Statement

For the nine months ended September 30, 2012

(in thousands, except per share amounts)	FirstMerit As Reported	Citizens As Reported	Ref	Pro Forma Adjustments	Pro Forma Combined FirstMerit
Interest income	$385,317	$282,139	M	$94,219	$761,675
Interest expense	29,717	54,536	L,M,P	(1,437)	82,816

Net interest income	355,600	227,603		95,656	678,859
Provision for loan losses	42,436	18,891		—	61,327

Net interest income after provision for loan losses	313,164	208,712		95,656	617,532
Other income	161,952	70,296		—	232,248
Other expense	341,432	205,494	M	6,105	553,031

Income before income tax expense	133,684	73,514		89,551	296,749
Income tax expense (benefit)	37,802	(275,514)		33,582	(204,130)

Net income	95,882	349,028		55,969	500,879
Preferred stock dividends	—	(18,127)	N,O,P	13,102	(5,025)

Net income to common shareholders	$95,882	$330,901		$69,071	$495,854

Earnings Per Share(a)
Basic	$0.88	$8.19			$3.31
Diluted	0.88	8.19			3.31

Average Shares Outstanding(a)
Basic	109,473	39,469			149,866
Diluted	109,473	39,469			149,866

(a)	The adjustments to earnings per share and average shares outstanding are shown in the comparative data section.

See notes to the unaudited pro forma condensed combined financial information

FIRSTMERIT CORPORATION AND SUBSIDIARIES

Unaudited Pro Forma Condensed Combined Income Statement

For the year ended December 31, 2011

(in thousands, except per share amounts)	FirstMerit As Reported	Citizens As Reported	Ref	Pro Forma Adjustments	Pro Forma Combined FirstMerit
Interest income	$538,256	$407,819	M	$125,625	$1,071,700
Interest expense	58,629	94,709	L,M,P	(1,917)	151,421

Net interest income	479,627	313,110		127,542	920,279
Provision for loan losses	74,388	138,808		—	213,196

Net interest income after provision for loan losses	405,239	174,302		127,542	707,083
Other income	224,757	95,257		—	320,014
Other expense	464,345	283,150	M	8,140	755,635

Income before income tax expense	165,651	(13,591)		119,402	271,462
Income tax expense (benefit)	46,093	(20,258)		44,776	70,611

Net Income	119,558	6,667		74,626	200,851
Preferred stock dividends	—	(22,985)	N,O,P	16,285	(6,700)

Net income to common shareholders	$119,558	$(16,318)		$90,911	$194,151

Earnings Per Share(a)
Basic	$1.10	$(0.41)			$1.30
Diluted	1.10	(0.41)			1.30

Average Shares Outstanding(a)
Basic	109,102	39,422			149,155
Diluted	109,102	39,422			149,155

(a)	The adjustments to earnings per share and average shares outstanding are shown in the comparative data section.

See notes to the unaudited pro forma condensed combined financial information

Notes to Unaudited Pro Forma

Condensed Combined Financial Information

Note 1—Basis of Presentation

The unaudited pro forma condensed combined financial information has been prepared using the purchase method of accounting, giving effect to the merger involving FirstMerit and Citizens; the planned repurchase by FirstMerit of the Citizens TARP Preferred Stock; a planned issuance by FirstMerit of preferred equity and debt; a planned payment in full of the accrued interest on the Citizens junior subordinated debentures, approximating $16.5 million, associated with the Citizens’ Trust Preferred Securities (as defined below), prior to the closing of the merger as if the transactions had occurred as of the beginning of the earliest period presented. The merger will be a “reorganization” for Federal income tax purposes and FirstMerit and Citizens shareholders generally will not recognize, for Federal income tax purposes, any gain or loss on the merger, or the receipt of shares of FirstMerit common stock.

The unaudited pro forma condensed combined financial information is presented for illustrative purposes only and is not necessarily indicative of the results of operations or financial position had the merger, repurchase of the Citizens TARP Preferred Stock, the planned preferred equity issuance and debt issuance been consummated at January 1, 2011, nor is it necessarily indicative of the results of operations in future periods or the future financial position of the combined entities. Certain historical financial information has been reclassified to conform to the current presentation. The merger, which is currently expected to be completed in the second quarter of 2013, provides for the issuance of 1.37 shares of FirstMerit Corporation common stock in exchange for each share of Citizens common stock and is subject to approval of FirstMerit and Citizens shareholders and certain regulatory agencies. The value of a Citizens share would be $[        ] based on FirstMerit’s closing price on [                    ], 2012.

The merger will be accounted for as an acquisition by FirstMerit using the purchase method of accounting. Accordingly, the assets and liabilities of Citizens will be recorded at their respective fair values and the values used represent management’s estimates based on available information. The pro forma adjustments included herein are subject to change depending on changes in interest rates and the components of assets and liabilities, additional information that becomes available and additional analysis that is performed. The final allocation of the purchase price will be determined after the merger is completed and after completion of thorough analysis to determine the fair value of Citizens’ tangible and identifiable intangible assets and liabilities as of the date the merger is completed. Increases or decreases in the estimated fair values of the net assets, commitments, executor contracts, and other items of Citizens as compared with the information shown in the unaudited pro forma condensed combined financial information may change the amount of the purchase price allocated to goodwill and other assets and may impact the statement of income due to adjustments in yield and/or amortization of the adjusted assets or liabilities. Any changes to Citizens’ shareholders’ equity through the date the merger is completed will also change the purchase price allocation, which may include the recording of goodwill. The final adjustments may be materially different from the unaudited pro forma adjustments presented herein.

The accounting policies of both FirstMerit and Citizens are in the process of being reviewed in detail. Upon completion of such review, conforming adjustments or financial statement reclassifications may be determined.

Note 2—Repurchase of TARP Preferred Stock, TARP Warrant Conversion and Redemption of Citizens Trust Preferred Securities

Citizens has $300.0 million of Citizens TARP Preferred Stock issued and outstanding plus accumulated but unpaid dividends of approximately $44.2 million at September 30, 2012. All shares of Citizens TARP Preferred Stock were issued to, and are held by, the Treasury pursuant to the Troubled Asset Relief Program Capital Purchase Program. FirstMerit plans to repurchase at the closing of the merger, the Citizens TARP Preferred Stock including accrued interest. FirstMerit plans to issue preferred equity and debt that will be used to fund the repurchase and payment of accrued interest.

On December 12, 2008, in connection with the issuance of the Citizens TARP Preferred Stock, Citizens issued a warrant to the Treasury to purchase 1,757,813 shares of Citizens common stock at $25.60 per share. The Citizens TARP Warrant will cease to represent any rights to purchase Citizens common stock and will be converted automatically into a warrant to purchase FirstMerit common stock in accordance with the terms of the Citizens TARP Warrant. The number of FirstMerit common shares for which the Citizens TARP Warrant will become exercisable and the exercise price will be adjusted to reflect the 1.37 share exchange ratio. FirstMerit presently does not intend to repurchase the Citizens TARP Warrant from the Treasury.

Citizens issued junior subordinated debentures to Citizens Funding Trust I, a Delaware statutory trust (“CFT I”), and Citizens Michigan Statutory Trust I, a Connecticut statutory trust (“CMST I”). CFT I and CMST I each issued trust preferred securities (the “Citizens’ Trust Preferred Securities”). CFT I and CMST I have outstanding Citizens’ Trust Preferred Securities of $48.7 million and $25.8 million, respectively. Beginning in the first quarter of 2010, Citizens deferred payment of interest on its outstanding junior subordinated debentures relating to the Citizens Trust Preferred Securities and suspended quarterly cash dividend payments on Citizens’ TARP Preferred Stock. As of September 30, 2012, the amount of accrued but unpaid interest on the junior subordinated debentures associated with the Citizens’ Trust Preferred Securities was approximately $13.8 million.

Note 3—Purchase Price Allocation

The pro forma adjustments include the purchase accounting entries to record the merger transaction. The excess of the purchase price over the fair value of the net assets acquired, net of deferred taxes, is allocated to goodwill. Estimated fair value adjustments included in the pro forma financial statements are based upon available information, and certain assumptions considered reasonable, and may be revised as additional information becomes available. For purposes of this pro forma analysis, fair value adjustments, other than goodwill, are amortized/accreted on a straight-line basis over their estimated average remaining lives. Estimated accretion and amortization on borrowings are based on estimated maturity by type of borrowing.

When the actual amortization/accretion is recorded for periods following the merger closing, the effective yield method will be used where appropriate. Tax expense related to the net fair value adjustments is calculated at the statutory 33% tax rate. Included in the pro forma adjustments are core deposit intangibles of $81.4 million. The core deposit intangibles are separate from goodwill and amortized on a straight-line basis over its estimated average remaining life. When the actual amortization is recorded for periods following the merger closing, the straight line or sum-of-the-years digits method will be used. Goodwill totaling $382.5 million is included in the pro forma adjustments, and is not subject to amortization. The allocation of purchase price is as follows:

Purchase Price Allocation

(in thousands, except per share amounts)
Pro Forma Purchase Price
Citizens common shares outstanding at merger announcement		40,509
Price per share, based on FirstMerit price of $17.16 at September 12, 2012		$23.51

Total pro forma price from common stock		$952,367
Repurchase of Citizens TARP preferred stock		350,000

Total pro forma purchase price		$1,302,367

Citizens Net Assets at Fair Value
Assets
Cash and due from banks	$440,151
Securities	3,027,194
Loans, net of unearned income and loans held for sale	5,096,866
Property and equipment	92,005
Intangible assets	87,192
Other assets	606,285

Total Assets	9,349,693
Liabilities
Deposits—noninterest bearing	7,346,965
Borrowings	960,839
Other liabilities	122,051

Total Liabilities	8,429,855
Net Assets		919,838

Preliminary Pro Forma Goodwill		$382,529

Note 4—Estimated Amortization/Accretion of Purchase Accounting Adjustments

The following table sets forth an estimate of the expected effects of the projected aggregate purchase accounting adjustments reflected in the pro forma combined financial statements on the future pre-tax net income of FirstMerit after the merger with Citizens:

	Discount accretion (premium amortization)
	For the year ended December 31,
(Unaudited, in thousands)	2013	2014	2015	2016	2017
Securities	$(10,000)	$(10,000)	$(10,000)	$(10,000)	$(10,000)
Loans, net of unearned income and loans held for sale	135,625	135,625	102,299	(1,350)	(1,350)
Deposits—noninterest bearing	14,667	14,667	14,667	—	—
Intangible assets	(8,140)	(8,140)	(8,140)	(8,140)	(8,140)

Increase (decrease) in pre-tax net income	$132,152	$132,152	$98,826	$(19,490)	$(19,490)

The actual effect of purchase accounting adjustments on the future pre-tax income of FirstMerit will differ from these estimates based on the closing date estimates of fair values and the use of different amortization methods than assumed above.

Note 5—Pro Forma Adjustments

The following pro forma adjustments have been reflected in the unaudited pro forma condensed combined financial information. All taxable adjustments were calculated using a 33% tax rate to arrive at deferred tax asset or liability adjustments. All adjustments are based on current assumptions and valuations, which are subject to change.

A.	Borrowings and preferred equity for FirstMerit are adjusted by the anticipated preferred equity and debt offerings for estimated net proceeds of $347.0 million, which offerings are planned to occur prior to the closing of the merger.

B.	Elimination of Citizens’ existing loan loss reserves as purchased loans in a business combination are recorded at estimated fair value on the purchase date and the carryover of the related allowance for loan losses is prohibited.

C.	Elimination of Citizens’ goodwill and core deposit intangible asset.

D.	Securities and cash used to pay down approximately $658.0 million in FHLB borrowings, $103.4 million of repurchase obligations and $65.6 million in a related prepayment penalty.

E.	Loans were adjusted for credit deterioration of the acquired portfolio in the gross amount of approximately $377.6 million. A further fair value adjustment to reflect current interest rates and spreads in the gross amount of approximately $13.5 million, partially offset the credit deterioration adjustment.

F.	Other intangible assets were adjusted to establish identifiable intangibles for estimated core deposit intangibles associated with the merger. Final intangible assets will be determined after the merger is completed as discussed in Note 1, which could result in additional tangible and identifiable assets and liabilities, such as customer relationship and trade name intangibles. Preliminary analysis has identified a core deposit intangible in the gross amount of approximately $81.4 million.

G.	A fair value adjustment on deposits was made to reflect current interest rates and spreads in the gross amount of approximately $44.0 million.

H.	Securities classified as held-to-maturity were adjusted by the gross amount of approximately $50.0 million for their fair value.

I.	A net deferred tax asset in the approximate amount of $46.3 million was recorded in conjunction with all amounts shown gross above.

J.	First Merit plans to redeem at closing all of the Citizens TARP Preferred Stock including accrued dividends, that Citizens issued to Treasury under its Capital Purchase Program, which is expected to be $342.9 million and includes approximately $44.2 million in accrued dividends recorded in other liabilities.

K.	See Note 3 for the purchase price allocation and calculation of preliminary goodwill.

L.	Interest expense related to the planned debt issuance by FirstMerit at an estimated interest rate of 5.10%, or $12.8 million annually, is included in the pro forma income statements.

M.	See Note 4 for the estimated amortization/accretion adjustments included in the pro forma income statements.

N.	Dividends related to the planned preferred equity issuance by FirstMerit at an estimated rate of 6.70%, or $6.7 million annually, is included in the pro forma income statements.

O.	Elimination of Citizens’ preferred stock dividend, amortization of discount on deemed dividend and amounts related to participating securities.

P.	The actual amount of the proposed debt issuance and proposed preferred equity issuance, as well as the actual interest expense in connection with the proposed debt issuance and the actual dividends in connection with the proposed preferred equity issuance, could vary from the estimated amounts based on, among other things, prevailing market conditions and the mix and size of the actual capital raise.

Note 6—Estimated cost savings and merger integration costs

Estimated cost savings, expected to approximate 22% of annualized pre-tax operating expenses, are excluded from this pro forma analysis. Cost savings are estimated to be realized at 31% in the first year after the acquisition and 100% in subsequent years. In addition, estimated merger-related costs are not included in the pro forma combined statements of income since they will be recorded in the combined results of income as they are incurred prior to or after completion of the merger and are not indicative of what the historical results of the combined company would have been had the companies been actually combined during the periods presented. Merger-related costs are estimated to be $87.1 million.

COMPARATIVE PER SHARE DATA (UNAUDITED)

The following tables set forth the basic earnings, diluted earnings, cash dividends and book value per common share data for FirstMerit and Citizens on a historical basis and on a pro forma combined basis, as of and for the nine month period ending September 30, 2012, and as of and for the twelve months ended December 31, 2011. The pro forma data was derived by combining the historical consolidated financial information of FirstMerit and Citizens using the purchase method of accounting for business combinations and assumes the transaction is completed as contemplated. The pro forma and pro forma-equivalent per share information gives effect to the merger as if the transactions had been effective on the dates presented, in the case of the book value data, and as if the transactions had become effective on January 1, 2011, in the case of the earnings per share and dividends declared data. The unaudited pro forma data in the tables assume that the merger is accounted for using the purchase method of accounting and represent a current estimate based on available information of the combined company’s results of operations. The pro forma financial adjustments record the assets and liabilities of Citizens at their estimated fair values and are subject to adjustment as additional information becomes available and as additional analysis is performed. See “Unaudited Pro Forma Condensed Combined Financial Information” on page [    ] for more information.

Earnings Per Share

(in thousands, except per share amounts)	FirstMerit As Reported	Citizens As Reported	Ref	Pro Forma Adjustments	Pro Forma Combined FirstMerit
Nine Months Ended September 30, 2012
EARNINGS
Net income	$95,882	$349,028		$55,969	$500,879
Dividends on TARP Preferred Stock (CRBC)	—	(12,661)	O	12,661	—
Dividends on Preferred Stock (FMER)	—	—	N	(5,025)	(5,025)
Amortization of discount on deemed dividend	—	(5,466)	N,O	5,466	—

Net income attributable to common shareholders	95,882	330,901		$69,071	$495,854
Net income allocated to participating securities	—	(7,571)	O	7,571	—

Net income after allocation to participating securities	$95,882	$323,330		$76,642	$495,854

WEIGHTED-AVERAGE COMMON SHARES OUTSTANDING
Weighted-average common shares outstanding	109,473	40,393		—	149,866
Participating securities	—	(924)	O	924	—

Weighted average shares outstanding for basic and dilutive earnings per common share	109,473	39,469		924	149,866

EARNINGS PER COMMON SHARE
Net income per common shares—basic	$0.88	$8.19			$3.31
Net income per common shares—diluted	0.88	8.19			3.31
Cash dividends declared per share	$0.48	—		N/A	$0.48

(in thousands, except per share amounts)	FirstMerit As Reported	Citizens As Reported	Ref	Pro Forma Adjustments	Pro Forma Combined FirstMerit
Earnings per share for the year ended December 31, 2011:
EARNINGS
Net income	$119,558	$6,667		$74,626	$200,851
Dividends on TARP Preferred Stock (CRBC)	—	(16,171)	O	16,171	—
Dividends on Preferred Stock (FMER)	—	—	N	(6,700)	(6,700)
Amortization of discount on deemed dividend	—	(6,814)	N,O	6,814	—

Net income attributable to common shareholders	119,558	(16,318)		$90,911	$194,151
Net income allocated to participating securities	—	—		—	—

Net income after allocation to participating securities	$119,558	(16,318)		$90,911	$194,151

WEIGHTED-AVERAGE COMMON SHARES OUTSTANDING
Weighted-average common shares outstanding	109,102	40,053		—	149,155
Participating securities	—	(631)	O	631	—

Weighted average shares outstanding for basic and dilutive earnings per common share	109,102	39,422		631	149,155

EARNINGS PER COMMON SHARE
Net income per common shares—basic	$1.10	$(0.41)			$1.30
Net income per common shares—diluted	1.10	(0.41)			1.30
Cash dividends declared per share	$0.64	—		N/A	$0.64

FIRSTMERIT CORPORATION

Computations of Consolidated Ratios of Earnings to Fixed Charges (unaudited)

	Nine months ended September 30,		Year ended December 31,
(in thousands)	2012	2011	2011	2010	2009	2008	2007
Excluding Interest on Deposits:
Fixed Charges:
Interest Expense (excluding interest on deposits)	$4,253	$7,795	$9,639	$18,475	$32,081	$59,431	$91,899
Interest Factor Within Rent
Expense(a)	2,070	1,998	2,366	2,661	1,870	1,936	2,129

Total Fixed Charges	6,323	9,793	12,005	21,136	33,951	61,367	94,028
Preferred Stock dividends	—	—	—	—	1,789	—	—

Total Fixed Charges and Preferred Stock Dividends	6,323	9,793	12,005	21,136	35,740	61,367	94,028

Earnings:
Income Before Income Taxes	133,684	123,868	165,651	140,000	107,815	168,389	173,408
Fixed Charges—Excluding Preferred
Stock Dividends	6,323	9,793	12,005	21,136	32,162	61,367	94,028

Total Earnings	$140,007	$133,661	$177,656	$161,136	$139,977	$229,756	$267,436
Ratio of Earnings to Fixed Charges,
Excluding Interest on Deposits	22.14	13.65	14.80	7.62	4.12	3.74	2.84

Ratio of Earnings to Combined Fixed Charges,
Excluding Interest on Deposits	22.14	13.65	14.80	7.62	3.92	3.74	2.84

Including Interest on Deposits:
Fixed Charges:
Interest Expense	$29,717	$47,349	$58,629	$83,851	$110,763	$197,637	$299,448
Interest Factor Within Rent
Expense(a)	2,070	1,998	2,366	2,661	1,870	1,936	2,129

Total Fixed Charges	31,787	49,347	60,995	86,512	112,633	199,573	301,577
Preferred Stock dividends	—	—	—	—	1,789	—	—

Total Fixed Charges and Preferred Stock Dividends	31,787	49,347	60,995	86,512	114,422	199,573	301,577

Earnings:
Income Before Income Taxes	133,684	123,868	165,651	140,000	107,815	168,389	173,408
Fixed Charges—Excluding Preferred
Stock Dividends	31,787	49,347	60,995	86,512	110,844	199,573	301,577

Total Earnings	$165,471	$173,215	$226,646	$226,512	$218,659	$367,962	$474,985
Ratio of Earnings to Fixed Charges,
Including Interest on Deposits	5.21	3.51	3.72	2.62	1.94	1.84	1.58
Ratio of Earnings to Combined Fixed Charges,
Including Interest on Deposits	5.21	3.51	3.72	2.62	1.91	1.84	1.58

(a)	The portion of rents shown as representative of the interest factor is one-third of total net operating lease expenses.

THE MERGER

The following summary describes certain aspects of the merger, including all the terms of the merger agreement that the respective managements of Citizens and FirstMerit believe are material. This summary does not purport to be complete and may not contain all of the information about the merger agreement that is important to you. The merger agreement is attached to this joint proxy statement/prospectus as Appendix A and is incorporated by reference in this joint proxy statement/prospectus. You are urged to read the merger agreement carefully and in its entirety, as it is the legal document governing the merger.

Background of the Merger

The FirstMerit board of directors considers the strategic direction of FirstMerit, including an evaluation of strategic growth opportunities, on a regular basis. This consideration includes periodic discussions with FirstMerit’s management with respect to business combination opportunities. In its evaluation of potential acquisition targets, the FirstMerit board of directors considers numerous factors, including among other things the strength of the fit between the target and FirstMerit’s existing business, the accretive or dilutive impact of the acquisition on FirstMerit’s earnings per share and other measures of profitability, the projected strength of the combined enterprise, the expected pro forma effects of the transaction on the balance sheet of the combined enterprise, and the impacts of the transaction on FirstMerit’s shareholders, employees, customers and other stakeholders.

Similarly, as part of its ongoing consideration and evaluation of Citizens’ long-term prospects and strategies, the Citizens board of directors and senior management have regularly reviewed and assessed Citizens’ business strategies and objectives, including strategic opportunities and challenges, all with the goal of enhancing long term shareholder value. Over the last several years, Citizens has been faced with many difficult challenges, including the effects of the financial crisis and recession that has affected the nation. The well-documented economic challenges that the nation faced over the last few years have had a disproportionately negative impact on many of the markets that Citizens serves in the upper Midwest and especially in Michigan. This led to additional loan loss provisions, increases in total charge-offs, increases in expenses associated with problem assets, and restrained new loan demand from credit worthy borrowers, all of which impacted Citizens’ earnings opportunities and capital levels.

From the second quarter of 2008 through the first quarter of 2011, Citizens reported quarterly losses, due largely to the need for expanded loan loss provisions and recognition of goodwill impairment and a deferred tax asset valuation allowance. Maintaining capital at well-capitalized levels throughout this difficult period was a priority for Citizens’ board of directors and management. As a consequence, Citizens raised capital on four separate occasions. In June 2008, Citizens received net proceeds of approximately $189.0 million in a public offering of 19.9 million shares of its common stock and 2.4 million shares of its preferred stock, which were automatically converted into an additional 30.1 million shares of common stock in September 2008. In December 2008, Citizens issued $300.0 million of senior preferred stock to Treasury under Treasury’s Capital Purchase Program and a warrant to purchase 1,757,813 shares of its common stock at $25.60 per share to Treasury as part of this program. In September 2009, Citizens fortified its balance sheet by issuing an aggregate of 26.8 million shares of common stock at a fair value of $219.9 million in exchange for outstanding long term debt with a carrying value of $204.0 million. Also, in April 2010, Citizens sold its F&M Bank subsidiary for $50 million in cash.

As a result of this difficult operating environment and the related stresses on Citizens’ results of operations and financial position and capital, in July 2010, Citizens and Citizens Bank entered into a written supervisory agreement with the Federal Reserve Bank of Chicago and the Michigan Office of Financial and Insurance Regulation, or OFIR, their primary regulators. The written agreement required the boards of directors of Citizens and Citizens Bank to undertake various assessments and submit by specified dates in 2010 a number of plans acceptable to the Federal Reserve and OFIR in connection with, among other things, asset quality, credit administration, capital levels, liquidity and loan and lease loss reserves. Following a series of actions to reduce the level of its problem assets and improve the efficiency of its operations, as well as some improvement in economic conditions in Citizens’ markets, Citizens’ operating results improved, resulting in profitable quarters since the second quarter of 2011 and a reversal of its deferred tax asset valuation allowance. On April 17, 2012, the Federal Reserve and the OFIR terminated their written agreement with Citizens and Citizens Bank.

After addressing the immediate challenges facing Citizens during this time period from 2008 through the first quarter of 2011, the Citizens board of directors formed a strategic planning workgroup in May 2011 to undertake a review of Citizens’ strategic alternatives with Citizens’ management. The workgroup retained Keefe, Bruyette & Woods (“KBW”) as its independent financial advisor to assist the workgroup and management in this effort. The workgroup conducted a review of strategic alternatives with the assistance of KBW during the summer and early fall of 2011. This strategic alternatives review included organic growth opportunities, other growth opportunities and strategic combinations. Following this review in October 2011, the workgroup recommended to the Citizens board that Citizens continue to pursue management’s long term strategic plan, the main objective of which was to achieve a level of financial performance consistent with Citizens’ peers. The plan assumed that, in order to meet that goal, Citizens would need to improve net interest margin, non-interest income, net interest expense and provision expense, and that it would be able to participate in certain FDIC-assisted transactions. The Citizens board decided to pursue management’s long term strategic plan, but because of the uncertain business conditions existing at that time, recognized that it would need to monitor execution of the plan, whether the plan’s underlying assumptions remained valid and were being realized, and whether the plan continued to be the appropriate strategic direction for Citizens.

As Citizens continued to execute on its long term strategic plan, concerns increased in the spring of 2012 that, due to the uncertain economic recovery, a continued low interest rate environment, fewer opportunities for accretive FDIC-assisted transactions and increasing regulatory compliance costs, it would be more difficult than expected for Citizens to realize many of the key assumptions underlying management’s long term strategic plan. Accordingly, in June 2012, the Citizens board reactivated the strategic planning workgroup as a strategic planning committee to reassess its strategic plan. The board recognized that important improvements had been achieved by management, such as returning Citizens to profitability and exiting the requirements of the written agreement with the Federal Reserve and OFIR. However, in light of the increasing difficulty of achieving the key elements of the long term strategic plan, Citizens’ ongoing capital needs (considered in the context of a potential repurchase of the TARP Preferred Stock) and general market conditions, Citizens’ board of directors authorized the strategic planning committee to, among other things, assess whether the strategic plan continued to represent the best direction for Citizens and its shareholders in terms of long term shareholder value, evaluate other strategic alternatives available with the assistance of outside advisors, and make recommendations to the full board of directors. The strategic planning committee consisted of four independent directors and Citizens’ President and CEO.

The strategic planning committee met twice in mid-June 2012 to initiate a formal process to evaluate the long term strategic plan as well as alternative actions that might improve Citizens’ return on capital, including a possible assessment of the potential for a strategic combination that might bring greater value to the Citizens shareholders. The committee engaged J.P. Morgan as independent financial advisor on behalf of itself and the board to assist with this evaluation and review. In mid-June, the strategic planning committee received presentations from (i) management on Citizens’ long term strategic plan, outlook and available alternatives and whether the key assumptions underpinning Citizens’ long term strategic plan had materialized or were likely to materialize; (ii) representatives of J.P. Morgan on market conditions, potential alternatives, including potential strategic partners, and related process considerations and a comparison of performance metrics with peers; and (iii) Citizens’ outside legal counsel, Dykema Gossett PLLC, on the strategic planning committee’s fiduciary duties, process considerations and other background issues. Citizens’ management discussed, among other things, the potential adverse effect of continued uncertain economic growth, the low interest rate environment, limited FDIC-assisted transaction opportunities and increased compliance costs on its ability to sustain long-term improvements in profitability through organic growth and acquisition opportunities.

On June 19, 2012, as part of this strategic review process, the Citizens strategic planning committee authorized J.P. Morgan to (i) perform a market check to assess the interest of the most likely strategic partners in entering into a strategic transaction with Citizens and (ii) compare that interest with other potential strategic alternatives including remaining independent and pursuing organic growth opportunities. The strategic planning committee worked with representatives of J.P. Morgan to review a list of approximately 15 possible interested parties identified by representatives of J.P. Morgan based on J.P. Morgan’s knowledge of and experience in the industry in collaboration with Citizens’ management team. This review included assessments prepared by J.P. Morgan with respect to each potential strategic partner as to potential strategic combination rationales, market and product overlap, synergies and ability to pay. Based on its assessment of potential strategic partners most likely to provide an indication of interest, and in light of the practical concerns involved with managing a market check process and maintaining confidentiality, the strategic planning committee authorized J.P. Morgan to contact six specified potential strategic partners on an anonymous basis to determine whether there was an interest in considering a potential strategic transaction.

Three of the six potential strategic partners that were contacted signed confidentiality agreements: FirstMerit, Company A and Company B. Beginning the week of June 25, 2012, these parties were given access to certain non-public information about Citizens, participated in separate management presentations from Citizens’ executive management and were offered follow-up discussions with Citizens’ executive management on specific topics relevant for their preliminary indication of interest. All parties were asked to provide, by July 24, 2012, a preliminary indication of interest regarding a combination with Citizens that would include, among other information, an estimated per share valuation for Citizens, the assumptions upon which that preliminary valuation was based and the expected timing for consummating a potential transaction.

Over the course of the next few weeks, Citizens’ Chief Executive Officer and Citizens’ Chairman were contacted by representatives of Company A on several occasions expressing Company A’s ability and desire to move quickly to complete a transaction and its belief that it would be the most logical strategic partner.

The Citizens strategic planning committee met on July 11, 2012 and was given an update of the status of the process from representatives of J.P. Morgan.

On July 18, 2012, the executive committee of the Board of Directors of FirstMerit met to discuss, among other things, submitting an indication of interest with respect to a potential strategic acquisition of Citizens. In its discussions with FirstMerit’s management team, the FirstMerit executive committee considered, among other things, the potential fit of the Citizens franchise with FirstMerit, and the potential costs, synergies and other potential advantages and disadvantages of a business combination transaction with Citizens.

On July 24, 2012, two of the interested parties, FirstMerit and Company A, submitted preliminary indications of interest with estimated price ranges that were subject to additional due diligence. Company B verbally expressed an interest in a potential “at-the-market” all stock merger transaction with Citizens, where the merger consideration paid to Citizens would be approximately equal (and not at a premium) to its trading price. After further conversations with Company B, including a description of the competitive nature of the process, Company B indicated that it could not improve its offer and therefore was not going to proceed further in the process.

Each of Company A’s and FirstMerit’s preliminary indications of interest proposed an all stock merger transaction based on a range of per share equity values for each share of Citizens common stock. The estimated range of fixed exchange ratios given by Company A represented a per share value of $18.18 to $21.05 (implied through the stated fixed exchange ratio range and Company A’s stock price at the time of submitting its indication of interest). FirstMerit’s preliminary indication of interest proposed a fixed exchange ratio that would deliver value in a range of $23.00 to $27.00 per share (although FirstMerit did not indicate the specific fixed exchange ratio on which the prices were based, based on FirstMerit’s July 20, 2012 trading price, these prices implied a fixed exchange ratio range of 1.41 -1.65 shares of FirstMerit common stock for each share of Citizens common stock). Each indication of interest was based on various assumptions with regard to, among other things, credit marks, interest rate marks, cost savings and loan growth, verification of contemplated revenue and cost synergies, and other additional confirmatory due diligence on those assumptions.

The Citizens strategic planning committee met on July 25, 2012 to consider the preliminary indications of interest. The meeting included presentations by Citizens’ management and representatives of J.P. Morgan. The presentation by Citizens’ management included a review of Citizens’ outlook and the strategic alternatives available to Citizens, reiterating how, despite improvements in profitability and capital position, the ability to sustain these improvements on a long-term stand-alone basis, which were important underpinnings to Citizens’ long term strategic plan, appeared to be less likely to be successfully achieved and that a strategic combination in the ranges set forth in the preliminary indications of interest appeared to be a viable alternative that could maximize shareholder value. The J.P. Morgan representatives provided a brief overview of the preliminary indications of interest and the companies involved and discussed the conditions and factors affecting the banking industry.

The Citizens strategic planning committee met again on July 31, 2012 with its legal and financial advisors for a more detailed discussion, including a preliminary financial presentation and analysis by representatives of J.P. Morgan of the preliminary indications of interest, a preliminary analysis of a combination with each of the interested parties and a preliminary intrinsic valuation analysis of Citizens on a stand-alone basis. The committee and its advisors discussed the potential next steps in the process and the committee agreed to recommend to the Citizens board that Citizens continue exploration of a strategic combination transaction.

Citizens’ board of directors held a special meeting on August 2, 2012. At that meeting, the board received the recommendation of the strategic planning committee, reviewed management’s strategic alternatives and outlook presentation previously made to the strategic planning committee and reviewed with representatives of J.P. Morgan and Dykema the preliminary indications of interest and proposed next steps in the process. Following these presentations and deliberations, the Citizens board accepted the recommendation of the strategic planning committee and authorized Citizens’ management, together with its advisors, to continue with the exploration of a possible strategic combination with each of the parties, and to assist the parties in their continued due diligence efforts to permit them to improve the terms, including price, on which they would propose a strategic combination transaction.

On August 3, 2012, several media reports indicated that Citizens may be soliciting interest from potential strategic partners. Following those media reports, the per share closing price of Citizens common stock on the NASDAQ Capital Market increased to $19.24, over 9% from the closing price on August 2, 2012. Despite these media reports, no third-party contacted Citizens regarding a potential strategic transaction.

On August 3, 2012, all interested parties were asked to submit, by no later than August 15, 2012, a revised indication of interest reflecting the results of their respective additional business due diligence efforts.

From August 6 through August 11, 2012, Citizens provided FirstMerit and Company A with access to additional information, including confidential loan information, and conducted a series of due diligence meetings between representatives of the interested parties and Citizens’ senior management.

On August 7, 2012, Company A expressed a preference for a more accelerated time schedule citing confidentiality and other concerns, and FirstMerit expressed a preference for additional time to complete more due diligence to potentially revise its indication of interest. After receiving this feedback regarding the schedule for the next steps in the process, representatives of the strategic planning committee determined on August 8, after consultation with representatives of J.P. Morgan and Dykema, to modify the process schedule in an attempt to satisfy the expressed concerns and needs of both of the interested parties. The same day, all parties were told that they would be provided a draft merger agreement on August 10, 2012 and were asked to submit a revised indication of interest along with a mark-up of the draft merger agreement on August 20, 2012.

On August 8 and 9, 2012, the Chairman of Citizens’ board, Citizens’ Chief Executive Officer and representatives of J.P. Morgan had discussions with Company A regarding the process. Later in the discussions, Company A informed Citizens that it was withdrawing from the process. The Citizens board held a telephone conference on August 9 to receive an update on the status of discussions regarding a possible transaction, the changes in the process schedule, and the decision of Company A to withdraw from the process.

During the week of August 13, 2012, Citizens and FirstMerit, along with their advisors, continued their due diligence processes, including Citizens’ due diligence review of FirstMerit.

On August 15, 2012, the FirstMerit executive committee met to discuss, among other things, the status of the potential transaction with Citizens. Also at this meeting, the Executive Committee received a presentation from RBCCM, who was retained by FirstMerit to assist with FirstMerit’s evaluation of the potential transaction. This presentation presented certain analyses with respect to, among other things, the potential benefits and risks of a potential transaction with Citizens.

On August 16, 2012, and then again on August 20, 2012, the FirstMerit board of directors met to discuss the status of the negotiations of the potential transaction. In each meeting, the FirstMerit board discussed with FirstMerit’s management and RBCCM the status of the potential transaction, FirstMerit’s proposed terms of the transaction, and the results of FirstMerit’s due diligence review to date.

On August 20, 2012, FirstMerit submitted a revised indication of interest but did not submit a mark-up of the draft merger agreement. The proposed merger consideration was expressed as a fixed exchange ratio of 1.31 shares of FirstMerit common stock for each share of Citizens common stock. FirstMerit indicated that this exchange ratio was subject to additional due diligence. FirstMerit also indicated that it would be willing to appoint members of the Citizens board of directors to the FirstMerit board of directors commensurate with the pro-forma ownership of the combined entity after the closing of the merger (which, based on the expected pro-forma ownership of the combined entity, implied that five or six board members out of a 15 person board would be selected from Citizens’ then-existing board of directors).

On August 21, 2012, the Citizens board of directors held a special meeting to discuss FirstMerit’s August 20 indication of interest. Representatives of J.P. Morgan discussed with the board the revised indication of interest, communications with FirstMerit and its advisor, the status of the due diligence efforts on FirstMerit, and proposed next steps. Citizens’ Chief Executive Officer and the J.P. Morgan representatives also reported on follow up conversations they had with their FirstMerit and RBCCM counterparts regarding FirstMerit’s August 20 indication of interest. The Citizens board directed its advisors and senior management to continue working with FirstMerit and to provide additional information requested by FirstMerit to enable it to potentially improve its exchange ratio. The mutual due diligence efforts continued over the next two weeks.

On or about August 22, 2012, representatives of Citizens informed representatives of FirstMerit that FirstMerit’s August 20 indication of interest was not sufficiently attractive to Citizens, and that FirstMerit would need to increase its exchange ratio to 1.40 shares of FirstMerit common stock for each share of Citizens common stock. During the following week, representatives of the two parties continued to conduct due diligence efforts and to discuss the terms of a potential transaction.

On August 31, 2012, the FirstMerit board of directors held a special meeting to consider the proposed transaction, including the ongoing results of the due diligence efforts, Citizens’ request for an increase in the exchange ratio, and Citizens’ potential alternatives to pursuing a strategic transaction with FirstMerit. The First Merit board of directors also discussed with its outside advisors the potential benefits of a transaction with Citizens at a range of different potential exchange ratios.

On September 4, 2012, FirstMerit submitted a revised indication of interest proposing a fixed exchange ratio of 1.34 shares of FirstMerit common stock for each share of Citizens common stock, together with a revised draft of the merger agreement. Following internal discussions between Citizens’ Chairman, Citizens’ Chief Executive Officer and representatives of J.P. Morgan and Dykema, Citizens’ Chief Executive Officer and J.P. Morgan had further discussions with FirstMerit concerning its revised indication of interest and the assumptions underlying the revised indication of interest.

On September 5, 2012, the Citizens board of directors held a special meeting with its financial and legal advisors and received an update on the status of the negotiations, a report on the management discussions and the other due diligence efforts with respect to FirstMerit, and a preliminary summary by Dykema of the changes requested by FirstMerit to the merger agreement. At the direction of the Citizens board, J.P. Morgan requested that FirstMerit submit a best and final bid, taking into account all diligence information provided to date, and indicated to FirstMerit that Citizens would potentially be willing to enter into exclusive negotiations with FirstMerit regarding a transaction, but that such willingness was contingent upon FirstMerit improving its exchange ratio.

On September 5, 2012, the FirstMerit board of directors held a special meeting to discuss Citizens’ request for FirstMerit to submit its best and final offer. The FirstMerit board discussed with FirstMerit’s management and RBCCM terms of the proposed transaction and the due diligence conducted to date.

On September 6, 2012, FirstMerit verbally communicated an increase in the proposed fixed exchange ratio to 1.37 shares of FirstMerit common stock for each share of Citizens common stock. Also, the parties’ outside counsel negotiated an exclusivity agreement providing for exclusivity through the morning of September 12, 2012 (later extended to the morning of September 13, 2012). FirstMerit also began to make the remaining requested confidential diligence materials available.

Between September 7, 2012 and September 12, 2012, Citizens and FirstMerit, along with their respective advisors, held multiple meetings and discussions on mutual due diligence and potential transition and synergy topics, including FirstMerit indicating that it was now only willing to appoint two members of the Citizens board of directors onto the FirstMerit board of directors at the closing of the merger. The parties and their counsel also continued to negotiate the merger agreement.

On September 9, 2012, the Citizens board of directors held a special meeting with its financial and legal advisors and received an update on the merger agreement negotiations, due diligence efforts and discussions with FirstMerit’s management and advisors.

On September 10, 2012, the Citizens strategic planning committee held a meeting with its financial and legal advisors to review the status of the negotiations on the merger agreement, receive a summary of the changes in the most recent merger agreement draft submitted by FirstMerit and receive a detailed report on Citizens’ due diligence efforts with respect to FirstMerit. In addition, on September 10, 2012, Citizens provided FirstMerit with the final cost calculations relating to the new change in control agreements. Previously, estimated calculations had been provided to all potential strategic partners, along with the requirement that any strategic partner would be required to enter into new change in control agreements, as Citizens’ board of directors had determined that the existing change in control agreements were no longer competitive. See “Advisory (Non-Binding) Vote on Certain Merger-Related Compensation for Citizens Named Executed Officers – New Change in Control Agreements.”

Negotiations continued on September 11 and September 12, 2012 between counsel for Citizens and FirstMerit. During the early evening of September 12, 2012, the Citizens board held a special meeting. At the meeting, Citizens’ Chairman and representatives of J.P. Morgan provided a status update. In addition, representatives of Dykema provided the board of directors with a summary of the terms of the merger agreement, a description of the remaining open points and an update on the status of the negotiations. Citizens’ management and representatives of Dykema also presented the final results of their due diligence review of FirstMerit. Representatives of J.P. Morgan made a presentation on the financial aspects of the proposed merger and delivered its oral opinion, subsequently confirmed in writing, that as of such date and based upon and subject to the various factors, assumptions and limitations set forth in its opinion, the exchange ratio was fair, from a financial point of view, to the holders of Citizens common stock (the assumptions, details and limitations of J.P. Morgan’s opinion can be found below under “The Merger—Opinion of Citizens’ Financial Advisor”).

Representatives of Dykema also made a presentation at the September 12 meeting regarding the board’s fiduciary duties in connection with the proposed merger. The Citizens board then considered the information presented to them at the meeting, together with the information presented at prior meetings of the board and the strategic planning committee, and deliberated regarding the alternatives available to Citizens, such as continuing to execute on Citizens’ long term strategic plan, and various other factors described below under “The Merger – Citizens’ Reasons for the Merger; Recommendation of the Citizens Board of Directors.” Following these deliberations, the Citizens board unanimously approved the merger agreement on substantially the terms presented and delegated authority to each of Citizens’ Chairman and its Chief Executive Officer to approve the final terms of the merger agreement.

On September 12, 2012, the FirstMerit board of directors met to review the transaction. FirstMerit’s management team, together with FirstMerit’s financial and legal advisors, reviewed the terms of the merger agreement and the remaining open points for negotiation, the potential benefits and risks of an acquisition of Citizens, and the regulatory requirements and other sources of transaction closing risk. The FirstMerit board of directors also considered the effects of the transaction on FirstMerit, including the various employment agreements and other contracts between FirstMerit and its officers and employees, as well as various other factors described below under “The Merger—FirstMerit’s Reasons for the Merger; Recommendation of the FirstMerit’s Board of Directors.” Representatives of Jones Day discussed with FirstMerit’s board of directors their fiduciary duties with respect to the transaction. Representatives of RBCCM made a presentation on the financial aspects of the transaction and delivered its oral opinion, subsequently confirmed in writing, that the exchange ratio was fair, from a financial point of view, to FirstMerit. Following these deliberations, FirstMerit’s board unanimously approved the merger agreement on substantially the terms presented and authorized FirstMerit’s Chief Executive Officer to finalize the merger agreement on substantially those terms and to execute the merger agreement.

Negotiation of the final terms continued throughout the evening until a final agreement was reached and the parties executed the merger agreement. The merger agreement was publicly announced through a joint press release and a publicly accessible webcast the next morning prior to the market opening.

Citizens’ Reasons for the Merger; Recommendation of the Citizens Board of Directors

After careful consideration, the Citizens board of directors determined that the merger agreement and the transactions contemplated by the merger agreement were advisable and in the best interests of Citizens and its shareholders and approved the merger agreement and the transactions contemplated by the merger agreement, including the merger. Accordingly, Citizens’ board recommends that Citizens’ shareholders vote “FOR” approval of the merger agreement at the Citizens special meeting.

In reaching its decision, the Citizens board of directors consulted with its senior management team, as well as representatives of Dykema and J.P. Morgan, and considered a number of factors, including the following material factors (not in any relative order of importance):

•

the board’s understanding of the business, operations, financial condition, asset quality, earnings and prospects of Citizens, including its prospects as an independent entity, and management’s and the board’s views and opinions on the current state of the financial services industry;

•

the board’s understanding of the current and prospective environment in which Citizens and FirstMerit operate, including national and local economic conditions, the competitive environment for financial institutions generally, and the likely effect of these factors on Citizens with and without the proposed merger;

•

the board’s understanding of FirstMerit’s business, operations, financial condition, asset quality, earnings, capital and prospects, including the board’s review and discussions with Citizens’ management concerning the due diligence examination of FirstMerit, the board’s view that the merger would result in a combined company with a diversified revenue stream, strong capital ratios, a well-balanced loan portfolio and an attractive funding base, and the complementary nature of the cultures of the two companies, which Citizens’ management believes should facilitate integration of the two companies;

•

the board’s belief in the likelihood of regulatory approval of the proposed merger, based upon the views of its legal advisors, taking into account the impact of FirstMerit’s capital strength, strong CRA rating and recent positive experiences with regulatory approvals;

•

the board’s belief that the merger has the potential to deliver a higher value to Citizens’ shareholders than the alternatives to the merger, including pursuit of management’s long term strategic plan;

•

the likelihood that if Citizens remained independent, it would need to raise capital to repurchase the Citizens TARP Preferred Stock, that a substantial portion of the capital raised would likely be in the form of common equity and that the offering potentially could be significantly dilutive to Citizens’ shareholders;

•

the expected synergies of the combined businesses, which would be the sixth largest bank in the Midwest, including the significant cross-selling opportunities, the opportunities presented by the larger scale of the combined businesses, and the opportunity to acquire additional market share in Michigan and Wisconsin;

•

the fact that, because the merger consideration consists solely of shares of FirstMerit common stock, which is publicly traded on the Nasdaq Stock Market, Citizens’ common shareholders will acquire approximately 34% of the outstanding shares of the combined companies immediately after the merger and will have the opportunity to participate directly in the future performance of the combined businesses or to sell their shares in the open market;

•

the $23.51 per share value to Citizens’ shareholders represented by the merger consideration on September 12, 2012, which represented a premium of approximately 18% to the closing share price of the Citizens common stock on September 12, 2012, the last trading day prior to the public announcement of the merger agreement and a 33% premium to the closing price on August 2, 2012, the last date prior to published market speculation regarding a potential merger involving Citizens;

•	the thorough process conducted by Citizens, with the assistance of its advisors;

•

the historical and current market price of FirstMerit’s common stock and its dividend track record, which could provide Citizens’ shareholders with the ability to realize increased value following the merger;

•

the financial analyses presented by J.P. Morgan, Citizens’ financial advisor, and the oral opinion of J.P. Morgan delivered to the board on September 12, 2012, subsequently confirmed by a written opinion dated the same date, to the effect that, as of the date of that opinion, and based upon and subject to the assumptions, limitations, qualifications and conditions described in that opinion, the exchange ratio in the merger was fair, from a financial point of view, to the holders of Citizens common stock, as more fully described below under the caption “The Merger—Opinion of Citizens’ Financial Advisor” on page [    ];

•

the board’s understanding that the merger will qualify as a “reorganization” under Section 368(a) of the Internal Revenue Code, providing favorable tax consequences to Citizens’ shareholders in the merger;

•

the financial and other terms of the merger agreement, including the fixed exchange ratio, tax treatment and mutual deal protection and termination fee provisions, which it reviewed with its outside financial and legal advisors, including:

•

Citizens’ ability, under certain circumstances specified in and prior to the time Citizens’ shareholders approve the merger agreement, to negotiate or otherwise engage in discussions with, and furnish nonpublic information to, any person in response to an unsolicited written acquisition proposal by that person, if (A) its board of directors determines in good faith after consultation with and advice from a financial advisor of nationally recognized reputation, that the proposal is reasonably likely to result in a superior proposal, (B) that person executes a confidentiality agreement no less favorable to it than the confidentiality agreement between Citizens and FirstMerit, (C) the board of directors determines in good faith after consultation with its outside legal counsel that the failure to engage in negotiation or discussions or provide information would be reasonably likely to violate its board’s fiduciary duties under applicable law, (D) the board of directors determines in good faith after consultation with its outside legal counsel that the proposal did not result from a breach of its agreement not to solicit other offers, and (E) it provides twenty-four hours’ prior written notice to FirstMerit of its decision to take action;

•

the board’s ability, under certain circumstances, to withhold, withdraw, qualify or modify its recommendation to Citizens’ shareholders, subject to the potential payment by Citizens of a termination fee of $37.5 million to FirstMerit, which the board of directors concluded was reasonable in the context of termination fees in comparable transactions and in light of the overall terms of the merger agreement, including the merger consideration;

•	the fact that the outside date under the merger agreement allows for sufficient time to complete the merger;

•

the level of effort that FirstMerit must use under the merger agreement to obtain required regulatory approvals, and the prospects for these approvals being obtained in a timely fashion and without the imposition of any conditions of the type described in “The Merger—Regulatory Approvals Required for the Merger” on page [    ];

•	the otherwise limited conditions to closing;

•

the fact that the merger agreement provides that each share of Citizens preferred stock issued to Treasury that is outstanding immediately prior to the effective time of the merger shall be converted into the right to receive cash in an aggregate amount equal to the liquidation preference of the shares of preferred stock plus all accrued and unpaid dividends owing by Citizens on the preferred stock; and

•	FirstMerit’s agreement to appoint two Citizens directors to the board of FirstMerit.

The Citizens board also considered a variety of potentially negative factors in its deliberations concerning the merger agreement and the merger, including the following (not in any relative order of importance):

•

the fact that, because the merger consideration is a fixed exchange ratio of shares of FirstMerit common stock to Citizens common stock, Citizens’ shareholders could be adversely affected by a decrease in the trading price of FirstMerit common stock during the pendency of the merger;

•

the fact that, while Citizens expects that the merger will be consummated, there can be no assurance that all conditions to the parties’ obligations to complete the merger agreement will be satisfied, including the risk that necessary regulatory or shareholder approvals might not be obtained and, as a result, the merger may not be consummated;

•

the risk that potential benefits and synergies sought in the merger may not be realized or may not be realized within the expected time period, and the risks associated with the integration of the two companies;

•

the restrictions on the conduct of Citizens’ business prior to the completion of the merger, which are customary for public company merger agreements involving financial institutions, but which, subject to specific exceptions, could delay or prevent Citizens from undertaking business opportunities that may arise or any other action it would otherwise take with respect to the operations of Citizens absent the pending completion of the merger;

•

the significant risks and costs involved in connection with entering into and completing the merger, or failing to complete the merger in a timely manner, or at all, including as a result of any failure to obtain required regulatory approvals, such as the risks and costs relating to diversion of management and employee attention, potential employee attrition, and the potential effect on business and customer relationships;

•

the fact that Citizens would be prohibited from affirmatively soliciting acquisition proposals after execution of the merger agreement, and the possibility that the $37.5 million termination fee payable by Citizens upon the termination of the merger agreement under certain circumstances could discourage other potential acquirers from making a competing bid to acquire Citizens;

•	the fact that Citizens’ shareholders would not be entitled to dissenters’ rights in connection with the merger;

•

the interests of certain of Citizens’ directors and executive officers may be different from, or in addition to, the interests of Citizens’ other shareholders as described under the heading “The Merger—Interests of Certain Citizens Directors and Executive Officers in the Merger” beginning on page [    ];

•

the board’s review of the potential costs associated with executing the merger agreement, including change in control severance and related costs, as well as estimated advisor fees, which the board of directors concluded were reasonable and would not affect the advice from, or the work performed by, senior management of Citizens or Citizens’ financial advisor in connection with the evaluation of the merger and the merger agreement by Citizens’ board of directors;

•	the other risks described under the heading “Risk Factors” on page [ ]; and

•	the possibility of litigation in connection with the merger.

The foregoing discussion of the information and factors considered by the Citizens board of directors is not intended to be exhaustive, but includes the material factors considered by the board of directors. In view of the variety of factors considered in connection with its evaluation of the merger, the Citizens board of directors did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determination and recommendation. In addition, individual directors may have given different weights to different factors. The Citizens board of directors did not undertake to make any specific determination as to whether any factor, or any particular aspect of any factor, supported or did not support its ultimate determination. The Citizens board of directors based its recommendation on the totality of the information presented.

The Citizens board of directors unanimously recommends that you vote “FOR” the proposal to approve the merger agreement. In considering the recommendation of the Citizens board of directors with respect to the proposal to approve the merger agreement, Citizens shareholders should be aware that Citizens’ directors and executive officers have interests in the merger that are different from, or in addition to, those of other Citizens shareholders. The board of directors was aware of and considered these interests, among other matters, in evaluating and negotiating the merger agreement and the merger, and in recommending that the merger agreement be adopted by the shareholders of Citizens. See “The Merger—Interests of Certain Citizens Directors and Executive Officers in the Merger” on page [    ].

This summary of the reasoning of Citizens’ board of directors and other information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors discussed under the heading “Cautionary Statement Regarding Forward-Looking Statements” on page [    ].

FirstMerit’s Reasons for the Merger; Recommendation of the FirstMerit Board of Directors

In reaching its decision to adopt and approve the merger agreement, the merger and the other transactions contemplated by the merger agreement, and to recommend that its shareholders approve the merger agreement, the FirstMerit board of directors consulted with FirstMerit management, as well as its financial and legal advisors, and considered a number of factors, including the following material factors:

•

each of FirstMerit’s, Citizens’ and the combined entity’s business, operations, financial condition, asset quality, earnings and prospects. In reviewing these factors, the FirstMerit board of directors considered its view that Citizens’ business and operations complement those of FirstMerit and that the merger would result in a combined company with a more diversified revenue stream, a well-balanced loan portfolio and an attractive funding base;

•	the fact that the core deposits made up the vast majority of Citizens’ deposit mix;

•	the potential of creating a contiguous Midwest banking franchise with additional scale and access to a broader base of middle market and small business prospects;

•	Citizens’ familiarity with the Michigan and Wisconsin markets;

•

its understanding of the current and prospective environment in which FirstMerit and Citizens operate, including national and local economic conditions, the competitive environment for financial institutions generally, and the likely effect of these factors on FirstMerit both with and without the proposed transaction;

•	management’s expectation regarding cost synergies, accretion and internal rate of return;

•	its review and discussions with FirstMerit’s management concerning the due diligence examination of Citizens;

•

sensitivity of the proposed transactions economic returns to a variety factors, including changes to the amount of cost synergies, Citizens pro forma earnings, Citizens rates of growth, and estimated losses;

•	the market for alternative merger or acquisition transactions in the banking industry and the likelihood and timing of other material strategic transactions;

•	the complementary nature of the cultures and product mix of the two companies, which management believes should facilitate integration and implementation of the transaction;

•	management’s expectation that FirstMerit will retain its strong capital position upon completion of the transaction;

•

the written opinion of RBCCM, FirstMerit’s financial advisor, dated as of September 12, 2012, delivered to the FirstMerit board of directors to the effect that, as of that date, and subject to and based on the various assumptions, considerations, qualifications and limitations set forth in the opinion, the exchange ratio pursuant to the merger agreement was fair, from a financial point of view, to FirstMerit;

•

the financial and other terms of the merger agreement, including the fixed exchange ratio, tax treatment and mutual deal protection and termination fee provisions, which it reviewed with its outside financial and legal advisors;

•

the potential risks associated with, and managements’ recent experience in, achieving anticipated cost synergies and savings and successfully integrating Citizens’ business, operations and workforce with those of FirstMerit;

•	the nature and amount of payments to be received by Citizens’ management in connection with the merger;

•	the potential risk of diverting management attention and resources from the operation of FirstMerit’s business and towards the completion of the merger; and

•

the regulatory and other approvals required in connection with the merger and the expectation that such regulatory approvals will be received in a timely manner and without the imposition of unacceptable conditions.

The foregoing discussion of the information and factors considered by the FirstMerit board of directors is not intended to be exhaustive, but includes the material factors considered by the FirstMerit board of directors. In reaching its decision to approve the merger agreement, the merger and the other transactions contemplated by the merger agreement, the FirstMerit board of directors did not quantify or assign any relative weights to the factors considered, and individual directors may have given different weights to different factors. The FirstMerit board of directors considered all these factors as a whole, including discussions with, and questioning of, FirstMerit’s management and FirstMerit’s financial and legal advisors, and overall considered the factors to be favorable to, and to support, its determination.

For the reasons set forth above, the FirstMerit board of directors unanimously determined that the merger agreement and the transactions contemplated by the merger agreement, are advisable and in the best interests of FirstMerit and its shareholders, and unanimously adopted and approved the merger agreement and the transactions contemplated by it. The FirstMerit board of directors unanimously recommends that the FirstMerit shareholders vote “FOR” the approval of the FirstMerit Merger Proposal.

Opinion of Citizens’ Financial Advisor

Pursuant to an engagement letter dated June 19, 2012, Citizens, acting through the strategic planning committee of its board of directors, retained J.P. Morgan as Citizens’ financial advisor in connection with the merger.

At the meeting of the Citizens board of directors on September 12, 2012, J.P. Morgan rendered its oral opinion to the board of directors (which was subsequently confirmed in writing by delivery of J.P. Morgan’s written opinion dated the same date) that, as of such date and based upon and subject to the various factors, assumptions and limitations set forth in its written opinion, the exchange ratio in the merger was fair, from a financial point of view, to the holders of Citizens common stock.

The full text of the written opinion of J.P. Morgan dated September 12, 2012, which sets forth, among other things, the assumptions made, procedures followed, matters considered and limits on the review undertaken in rendering its opinion, is attached as Appendix C to this joint proxy statement/prospectus and is incorporated herein by reference. The summary of the opinion of J.P. Morgan set forth in this joint proxy statement/prospectus is qualified in its entirety by reference to the full text of such opinion. Citizens shareholders are urged to read this opinion carefully and in its entirety. J.P. Morgan’s written opinion is addressed to the board of directors of Citizens, is directed only to the exchange ratio in the merger and does not constitute a recommendation to any shareholder of Citizens or FirstMerit as to how such shareholder should vote with respect to the merger or any other matter. The issuance of J.P. Morgan’s opinion was approved by a fairness opinion committee of J.P. Morgan. The opinion was provided to the board of directors of Citizens (in its capacity as such) in connection with and for the purposes of its evaluation of the merger.

In connection with preparing its opinion, J.P. Morgan, among other things:

•	reviewed a draft dated September 12, 2012 of the merger agreement;

•	reviewed certain publicly available business and financial information concerning Citizens and FirstMerit and the industries in which they operate;

•

compared the financial and operating performance of Citizens and FirstMerit with publicly available information concerning certain other companies J.P. Morgan deemed relevant and reviewed the current and historical market prices of Citizens common stock and FirstMerit common stock, and certain publicly traded securities of such other companies;

•	reviewed certain internal financial analyses and forecasts prepared by management of Citizens with respect to its business;

•

reviewed certain financial analyses and forecasts prepared by management of Citizens with respect to FirstMerit and its business, which utilize certain analyst forecasts and information obtained through reverse due diligence, including presentations by management of FirstMerit;

•	reviewed the estimated amount and timing of the cost savings and related expenses and synergies expected to result from the merger as prepared by management of Citizens; and

•	performed such other financial studies and analyses and considered such other information as J.P. Morgan deemed appropriate for the purposes of its opinion.

J.P. Morgan also held discussions with certain members of the management of Citizens and FirstMerit with respect to certain aspects of the merger, and the past and current business operations of Citizens and FirstMerit, the financial condition and future prospects and operations of Citizens and FirstMerit, the effects of the merger on the financial condition and future prospects of Citizens and FirstMerit (including the synergies referred to above), and certain other matters J.P. Morgan believed necessary or appropriate to its inquiry.

In giving its opinion, J.P. Morgan relied upon and assumed the accuracy and completeness of all information that was publicly available or was furnished to or discussed with J.P. Morgan by Citizens and FirstMerit or otherwise reviewed by or for J.P. Morgan, and J.P. Morgan did not independently verify (nor has it assumed responsibility or liability for independently verifying) any such information or its accuracy or completeness. J.P. Morgan did not conduct nor was instructed to use any valuation or appraisal of any assets or liabilities, nor did J.P. Morgan conduct any review of individual credit files of Citizens or FirstMerit or evaluate the adequacy of loan loss reserves of Citizens or FirstMerit or the solvency of Citizens or FirstMerit under any state or federal laws relating to bankruptcy, insolvency or similar matters. In relying on financial analyses and forecasts provided to it or derived therefrom, including the synergies referred to above, J.P. Morgan assumed that they were reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by management as to the expected future results of operations and financial condition of Citizens and FirstMerit to which such analyses or forecasts relate. J.P. Morgan expressed no view as to such analyses or forecasts (including the synergies referred to above) or the assumptions on which they were based. J.P. Morgan also assumed that the merger and the other transactions contemplated by the merger agreement will qualify as a tax-free reorganization for United States federal income tax purposes and will be consummated as described in the merger agreement and in this joint proxy statement/prospectus, and that the definitive merger agreement would not differ in any material respect from the draft thereof furnished to J.P. Morgan. J.P. Morgan also assumed that the representations and warranties made by Citizens and FirstMerit in the merger agreement and the related agreements are and will be true and correct in all respects material to J.P. Morgan’s analysis. J.P. Morgan is not a legal, regulatory or tax expert and relied on the assessments made by advisors to Citizens with respect to such issues. J.P. Morgan further assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the merger will be obtained without any adverse effect on Citizens or FirstMerit or on the contemplated benefits of the merger and, without independent capital analysis, that the capital to be raised by FirstMerit in connection with the merger will be consistent with the information provided to J.P. Morgan by FirstMerit and will not include any common equity.

J.P. Morgan’s opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to J.P. Morgan as of, the date of such opinion. It should be understood that subsequent developments may affect J.P. Morgan’s opinion, and J.P. Morgan does not have any obligation to update, revise, or reaffirm such opinion. J.P. Morgan’s opinion is limited to the fairness, from a financial point of view, to the holders of Citizens common stock of the exchange ratio in the merger, and J.P. Morgan has expressed no opinion as to the fairness of the merger to the holders of any other class of securities, creditors or other constituencies of Citizens or as to the underlying decision by Citizens to engage in the merger. Furthermore, J.P. Morgan has expressed no opinion with respect to the amount or nature of any compensation to any officers, directors, or employees of any party to the merger, or any class of such persons, relative to the exchange ratio applicable to the holders of Citizens common stock in the merger or with respect to the fairness of any such compensation. In addition, J.P. Morgan has expressed no opinion as to the price at which Citizens common stock or FirstMerit common stock will trade at any future time.

In accordance with customary investment banking practice, J.P. Morgan employed generally accepted valuation methods in reaching its opinion. The following is a summary of the material financial analyses undertaken by J.P. Morgan in connection with rendering its opinion delivered to the board of directors of Citizens on September 12, 2012 and contained in the presentation delivered to the board of directors of Citizens on September 12, 2012 in connection with the rendering of such opinion. The following summary, however, does not purport to be a complete description of the financial analysis performed by J.P. Morgan. Some of the summaries of the financial analyses include information presented in tabular format. The tables are not intended to stand alone, and in order to more fully understand the financial analyses used by J.P. Morgan, the tables must be read together with the full text of each summary. Considering the data set forth herein without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of J.P. Morgan’s financial analyses.

The exchange ratio was determined through arm’s-length negotiations between Citizens and FirstMerit and was approved by Citizens’ board of directors. Although J.P. Morgan provided advice to Citizens during these negotiations, J.P. Morgan did not recommend that any specific exchange ratio constituted the only appropriate exchange ratio for the merger.

The projections furnished to J.P. Morgan for Citizens and FirstMerit were prepared by the management of Citizens in connection with the merger. Neither Citizens nor FirstMerit publicly discloses forecasts of the type provided to J.P. Morgan in connection with J.P. Morgan’s analysis of the merger, and such forecasts were prepared by management of Citizens in connection with the merger and were not prepared with a view toward public disclosure. These forecasts were based on numerous variables and assumptions that are inherently uncertain and may be beyond the control of management, including, without limitation, factors related to general economic and competitive conditions and prevailing interest rates. Accordingly, actual results could vary significantly from those set forth in such forecasts.

In order to provide a view of Citizens’ market price without the impact of rumors of a potential sale transaction, throughout its analysis J.P. Morgan used stock price information for Citizens common stock as of August 2, 2012, which was the last trading day prior to published press rumors regarding a potential sale transaction. The closing price of $17.64 of Citizens’ common stock on August 2, 2012 is referred to as the “unaffected market price.” The 52-week high trading price of $18.33 of Citizens’ common stock as of August 2, 2012 is referred to as the “unaffected 52-week high price.”

Implied Value

Based upon an assumed exchange ratio of 1.37 and the closing market price of FirstMerit common stock of $16.99 on September 10, 2012, J.P. Morgan calculated that the implied value of the aggregate consideration was $23.28 per share of Citizens common stock. This implied value represents an approximately 32.0% premium to the unaffected market price and a 27.0% premium to the unaffected 52-week high price of Citizens common stock. The implied offer price also represented a multiple of 1.3x price to tangible book value per share (based on Citizens’ reported book value as of June 30, 2012) and a multiple of 19.3x 2013 estimated price to earnings (based on Citizens management’s forecasts).

Selected Companies Analysis for Citizens

Using publicly available information (including, where applicable, publicly available information about material pending acquisitions), J.P. Morgan compared selected financial and market data of Citizens with similar data for the following companies:

•	Associated Banc-Corp

•	Commerce Bancshares, Inc.

•	TCF Financial Corporation

•	Wintrust Financial Corporation

•	FirstMerit

•	Flagstar Bancorp Inc.

•	UMB Financial Corporation

•	BancorpSouth, Inc.

•	Trustmark Corporation

•	Old National Bancorp

•	MB Financial, Inc.

•	First Midwest Bancorp, Inc.

•	Park National Corporation

•	Chemical Financial Corporation

J.P. Morgan calculated and compared various financial multiples and ratios based on publicly available financial data as of June 30, 2012 (including information contained in public filings by the selected companies and information obtained from equity research analyst projections) and market data as of September 10, 2012 (except for Citizens, for which market data was based on Citizens’ unaffected market price). The analysis for Citizens was based on Citizens management’s forecasts in addition to publicly available data. With respect to the selected companies, the information J.P. Morgan presented included:

•	multiple of price to estimated earnings per share for 2013, or Price / 2013 EPS; and

•	multiple of price to tangible book value per share, or Price / TBVPS (based on reported book value as of June 30, 2012).

Selected Companies
	Median	Mean	Low	High
Price / 2013 EPS	13.1x	13.2x	9.4x	15.9x
Price / TBVPS	1.4x	1.5x	0.6x	2.1x

Based on the above analysis, and in the case of Price / TBVPS only, taking into account a comparison of the relationship between Price / TBVPS and 2013 estimated return on tangible common equity (based on publicly available information) for each of the selected companies, J.P. Morgan then applied a multiple reference range of 12.0x to 14.0x for Price / 2013 EPS and 0.7x to 1.1x for Price / TBVPS. The analysis indicated the following equity values per share of Citizens common stock, as compared to the implied transaction price of $23.28 per share of Citizens common stock:

Equity Value Per Share
Price / 2013 EPS	$14.46 – $16.87
Price / TBVPS	$12.49 – $19.63

Citizens Stand Alone Dividend Discount Analysis

J.P. Morgan conducted a dividend discount analysis for the purpose of determining a range of implied equity values per share for Citizens’ common stock. A dividend discount analysis is a method of evaluating the equity value of a company using estimates of future dividends to shareholders generated by the company and taking into consideration the time value of money with respect to those future dividends by calculating their present value.

J.P. Morgan calculated the dividend stream Citizens is expected to generate based upon financial forecasts prepared by the management of Citizens (including projected net income and risk-weighted asset levels) for each fiscal year through 2022 and for the terminal value. The “terminal value” refers to the capitalized value of all future dividends to shareholders paid by the company for periods beyond the financial forecast period, which ends with the 2022 fiscal year. Based on an analysis of Citizens’ cost of equity, J.P. Morgan used discount rates from 10.5% to 12.5% to calculate the present value of the expected dividend stream.

For this analysis, J.P. Morgan assumed a 10.0% Tier 1 common equity target, 2.5% cost of excess capital (pre-tax) and a $0.00 core dividend per quarter. In addition, this analysis assumes that Citizens repays its TARP obligations on December 31, 2012, funded through the sale of securities, use of existing credit facilities and issuance of common equity.

Based on terminal growth rates from 2.75% to 3.25%, these calculations resulted in a range of implied equity values of $14.59 to $19.14 per share of Citizens common stock, as compared to the implied transaction price of $23.28 per share of Citizens common stock.

Selected Companies Analysis for FirstMerit

Using publicly available information (including, where applicable, publicly available information about material pending acquisitions), J.P. Morgan compared selected financial and market data of FirstMerit with similar data for the following companies:

•	Huntington Bancshares Incorporated

•	Associated Banc-Corp

•	TCF Financial Corporation

•	Fulton Financial Corporation

•	F.N.B. Corporation

•	Citizens

•	Old National Bancorp

•	MB Financial, Inc.

•	Park National Corporation

•	First Commonwealth Financial Corporation

J. P. Morgan calculated and compared various financial multiples and ratios based on publicly available financial data as of June 30, 2012 (including information contained in public filings by the selected companies and information obtained from equity research analyst projections) and market data as of September 10, 2012 (except for Citizens, for which the market data assumed the unaffected market price of Citizens common stock). The analysis for FirstMerit was based on Citizens management’s forecasts in addition to publicly available data. With respect to the selected companies, the information J.P. Morgan presented included:

•	Price / 2013 EPS; and

•	Price / TBVPS.

Selected Companies
	Median	Mean	Low	High
Price / 2013 EPS	12.8x	12.5x	10.1x	14.1x
Price / TBVPS	1.4x	1.5x	1.0x	2.4x

Based on the above analysis and in the case of Price / TBVPS only, taking into account a comparison of the relationship between Price / TBVPS and 2013 estimated return on tangible common equity (based on publicly available information) for each of the selected companies, J.P. Morgan then applied a multiple reference range of 11.0x to 13.0x for Price / 2013 EPS and 1.3x to 1.7x for Price / TBVPS. The analysis indicated the following equity values per share of FirstMerit common stock, as compared to the closing price of FirstMerit common stock on September 10, 2012 of $16.99:

Equity Value Per Share
Price / 2013 EPS	$14.85 – $17.55
Price / TBVPS	$13.44 – $17.57

FirstMerit Stand Alone Dividend Discount Analysis

J.P. Morgan conducted a dividend discount analysis for the purpose of determining a range of implied equity values per share for FirstMerit’s common stock. J.P. Morgan calculated the dividend stream FirstMerit is expected to generate based upon financial forecasts prepared by the management of Citizens (as informed by equity research analyst estimates) (including projected net income and risk-weighted asset levels) for each fiscal year through 2022 and for the terminal value. Based on an analysis of FirstMerit’s cost of equity, J.P. Morgan used discount rates from 9.5% to 11.5% to calculate the present value of the expected dividend stream. For this analysis, J.P. Morgan assumed a 10.0% Tier 1 common equity target, 2.5% cost of excess capital (pre-tax), a 47.4% core dividend payout ratio and 109.6 million fully diluted shares. Based on terminal growth rates from 2.75% to 3.25%, these calculations resulted in a range of implied equity values of $15.29 to $20.31 per share of FirstMerit common stock, as compared to the closing price of FirstMerit common stock on September 10, 2012 of $16.99.

Historical Exchange Ratio Analysis

J.P. Morgan compared the historical share prices of Citizens common stock and FirstMerit common stock during different periods between September 10, 2011 and September 10, 2012 and calculated the implied exchange ratios during these time periods. Set forth below are observations that resulted from the comparison of the historical share prices:

Time Period	Exchange Ratio
September 10, 2012	1.1948x
August 2, 2012 (unaffected market price)	1.1087x
3-month average	1.1415x
6-month average	1.0567x
1-year average	0.8975x

The range of implied exchange ratios above were then compared with the transaction exchange ratio of 1.37.

Relative Value Analysis

Based upon a comparison of the range of implied equity values for each of Citizens and FirstMerit calculated pursuant to the stand alone dividend discount analyses and selected companies analyses described above, J.P. Morgan calculated a range of implied exchange ratios for the transaction. This analysis indicated the following implied exchange ratios:

Range of Implied Exchange Ratios
Selected Companies Analysis
Price / TBVPS	0.71x to 1.46x
Price / 2013 EPS	0.82x to 1.14x

Dividend Discount Analysis	0.72x to 1.25x

J.P. Morgan then compared the range of implied exchange ratios above to the natural exchange ratio of 1.0383x (calculated as Citizens’ unaffected market price divided by FirstMerit’s market price as of September 10, 2012) and the exchange ratio of 1.37x.

General

The foregoing summary of certain material financial analyses does not purport to be a complete description of the analyses or data presented by J.P. Morgan. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. J.P. Morgan believes that the foregoing summary and its analyses must be considered as a whole and that selecting portions of the foregoing summary and these analyses, without considering all of its analyses as a whole, could create an incomplete view of the processes underlying the analyses and its opinion. In arriving at its opinion, J.P. Morgan did not attribute any particular weight to any analyses or factors considered by it and did not form an opinion as to whether any individual analysis or factor (positive or negative), considered in isolation, supported or failed to support its opinion. Rather, J.P. Morgan considered the totality of the factors and analyses performed in determining its opinion. Analyses based upon forecasts of future results are inherently uncertain, as they are subject to numerous factors or events beyond the control of the parties and their advisors. Accordingly, forecasts and analyses used or made by J.P. Morgan are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by those analyses. Moreover, J.P. Morgan’s analyses are not and do not purport to be appraisals or otherwise reflective of the prices at which businesses actually could be bought or sold. None of the selected companies reviewed as described in the above summary is identical to Citizens or FirstMerit, as applicable. However, the companies selected were chosen because they are publicly traded companies with operations and businesses that, for purposes of J.P. Morgan’s analyses, may be considered similar to those of Citizens or FirstMerit, as applicable. The analyses necessarily involve complex considerations and judgments concerning differences in financial and operational characteristics of the companies involved and other factors that could affect the companies compared to Citizens or FirstMerit, as applicable.

J.P. Morgan’s Compensation and Other Relationships

As a part of its investment banking business, J.P. Morgan and its affiliates are continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, investments for passive and control purposes, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements, and valuations for estate, corporate and other purposes. J.P. Morgan was selected to advise Citizens with respect to the merger on the basis of such experience and its familiarity with Citizens.

For services rendered in connection with the merger, Citizens has agreed to pay J.P. Morgan a fee based on the value of the merger consideration. Based on the closing price of FirstMerit stock on September 10, 2012, the J.P. Morgan fee will be approximately $11 million, $9 million of which will become payable only if the proposed merger is consummated. In addition, Citizens has agreed to reimburse J.P. Morgan for its reasonable expenses incurred in connection with its services, including the fees and disbursements of counsel, and will indemnify J.P. Morgan and its affiliates, and the respective directors, officers, agents, and employees of J.P. Morgan and its affiliates, against certain liabilities, including liabilities arising under the Federal securities laws, relating to or arising out of activities performed or services furnished pursuant to the merger agreement, the merger or J.P. Morgan’s role in connection therewith. If Citizens receives a termination fee in connection with a termination of the merger agreement, J.P. Morgan would be entitled to be paid 20% of the fee (net of out of pocket expenses incurred by Citizens in connection with the merger), less the amount of any fees previously paid to J.P. Morgan in connection with the merger or its opinion.

During the two years preceding the date of its opinion, neither J.P. Morgan nor its affiliates performed any other material financial advisory or other material financing or capital markets fundraising services for Citizens or FirstMerit. During such period, certain of J.P. Morgan’s affiliates performed certain treasury and securities services for FirstMerit and received customary compensation for such services. In the ordinary course of their businesses, J.P. Morgan and its affiliates may actively trade the debt and equity securities of Citizens or FirstMerit for their own accounts or for the accounts of customers and, accordingly, they may at any time hold long or short positions in such securities.

Opinion of FirstMerit’s Financial Advisor

On September 12, 2012, representatives of RBCCM delivered RBCCM’s oral opinion, subsequently confirmed in writing, to FirstMerit’s board of directors, to the effect that, as of such date and based upon and subject to the factors and assumptions made, procedures followed, matters considered and limits of the review undertaken by RBCCM set forth therein, the exchange ratio provided for in the merger agreement, was fair, from a financial point of view, to FirstMerit.

The full text of RBCCM’s written opinion, dated as of September 12, 2012, sets forth, among other things, the factors and assumptions made, procedures followed, matters considered and limits of the review undertaken by RBCCM in connection with the opinion, a copy of which is attached as Appendix B to this joint proxy statement/prospectus. RBCCM provided its opinion for the information and assistance of FirstMerit’s board of directors in connection with the merger. All advice and opinions (written or oral) rendered by RBCCM were intended for the use and benefit of FirstMerit’s board of directors in connection with the board of directors’ consideration of the proposed merger. Such advice or opinions may not be reproduced, summarized, excerpted from or referred to in any public document or given to any other person without the prior written consent of RBCCM. RBCCM has consented to the use of RBCCM’s opinion in this joint proxy statement/prospectus, but RBCCM has not assumed any responsibility for the form or content of this joint proxy statement/prospectus, other than RBCCM’s opinion itself. RBCCM’s opinion was not a recommendation to any shareholder of FirstMerit as to how such shareholder should vote or act with respect to the merger or any other matter. Furthermore, RBCCM’s opinion did not address the merits of the underlying decision by any party to engage in the merger or the relative merits of the merger compared to any alternative business strategy or transaction in which FirstMerit or Citizens might engage. FirstMerit shareholders are encouraged to read RBCCM’s opinion in its entirety. FirstMerit’s board of directors does not currently plan to obtain any further update to RBCCM’s opinion.

For the purposes of rendering its opinion, RBCCM undertook such review and inquiries it deemed necessary or appropriate under the circumstances, including the following:

•	reviewed the financial terms of the merger agreement dated as of September 12, 2012;

•

reviewed and analyzed certain publicly available financial and other data with respect to FirstMerit and Citizens and certain other relevant information, including historical operating data, relating to FirstMerit and Citizens made available to RBCCM from published sources and/or from the internal records of FirstMerit and Citizens, respectively;

•

reviewed financial projections and forecasts of FirstMerit, as prepared and provided to RBCCM by FirstMerit’s management, and of Citizens, including estimated synergies from the merger, as prepared by FirstMerit’s management, taking into account the projections provided to FirstMerit by Citizens, and provided to RBCCM;

•

conducted discussions with members of senior management of FirstMerit and Citizens with respect to the business prospects and financial outlook of FirstMerit and Citizens as standalone entities as well as the strategic rationale and potential benefits of the merger; and

•	reviewed certain reported historical prices, trading activity and Wall Street research price targets for FirstMerit common stock and Citizens common stock.

In arriving at its opinion, in addition to the review, inquiries and analyses listed above, RBCCM performed the following analyses:

•	a valuation analysis of FirstMerit and Citizens as standalone entities using selected market valuation metrics of other companies that RBCCM deemed comparable to FirstMerit and Citizens;

•	a valuation analysis of Citizens using selected market valuation metrics of selected precedent transactions with terms RBCCM deemed comparable to those of the merger;

•

a dividend discount analysis of FirstMerit using the financial projections prepared and provided to RBCCM by FirstMerit’s management team, and of Citizens, including estimated synergies from the merger, as prepared by FirstMerit’s management, taking into account the projections provided to FirstMerit by Citizens, and provided to RBCCM; and

•	other financial studies and analysis as deemed appropriate.

In arriving at its opinion, RBCCM employed several analytical methodologies and no one method of analysis should be regarded as critical to the overall conclusion that RBCCM reached. Each analytical technique has inherent strengths and weaknesses and the nature of the available information may further affect the value of particular techniques. RBCCM’s overall conclusions were based on all of the analyses and factors presented, taken as a whole, and also on application of RBCCM’s own experience and judgment. Such conclusions may have involved significant elements of subjective judgment and qualitative analysis. RBCCM therefore gave no opinion as to the value or merit standing alone of any one or more parts of the analyses.

In rendering its opinion, RBCCM assumed and relied upon the accuracy and completeness of all of the information that was publicly available and all of the financial, legal, tax, operating and other information supplied or otherwise made available to it by FirstMerit and Citizens (including, without limitation, the financial statements and related notes thereto of each of FirstMerit and Citizens, respectively), and did not assume responsibility for independently verifying and did not independently verify such information. With respect to the financial projections, including information relating to certain cost and revenue synergies expected to be realized from the merger, RBCCM assumed that they were reasonably prepared or obtained on bases reflecting the best currently available information, estimates and good faith judgments of the respective managements of FirstMerit and Citizens of the future financial performance of FirstMerit and Citizens as standalone entities (or, in the case of projected synergies, as a combined company). RBCCM expressed no opinion as to such projections and forecasts or the assumptions upon which they were based.

In rendering its opinion, RBCCM did not assume any responsibility to perform, and did not perform, an independent valuation or appraisal of any of the assets or liabilities of FirstMerit or Citizens, and RBCCM was not furnished with any such valuations or appraisals. RBCCM did not assume any obligation to conduct, and did not conduct, any physical inspection of the property or facilities of FirstMerit or Citizens. RBCCM did not investigate, and made no assumption regarding, any litigation or other claims affecting FirstMerit or Citizens.

RBCCM assumed, in all respects material to its analysis, that all conditions to the consummation of the merger would be satisfied without waiver or modification thereof or delay therein, and that all governmental, regulatory or other consents and approvals necessary for the consummation of the merger will be obtained without any adverse effect on FirstMerit or Citizens or the consummation of the merger.

RBCCM’s opinion speaks only as of September 12, 2012, is based on the conditions as they existed and information which RBCCM was supplied as of that date, and is without regard to any market, economic, financial, legal, or other circumstance or event of any kind or nature which may exist or occur after that date. RBCCM has not undertaken to reaffirm or revise its opinion or otherwise comment upon events occurring after September 12, 2012 and does not have an obligation to update, revise or reaffirm its opinion. RBCCM’s opinion did not express any opinion as to the prices at which FirstMerit common stock or Citizens common stock had traded or would trade following the announcement of the merger or the prices at which FirstMerit common stock will trade following the consummation of the merger.

RBCCM’s opinion addressed solely the fairness of the exchange ratio of 1.37 shares of FirstMerit common stock for each outstanding share of Citizens common stock provided for in the merger agreement, from a financial point of view, to FirstMerit. RBCCM’s opinion did not in any way address other terms or arrangements of the merger or the merger agreement, including, without limitation, the financial or other terms of any other agreement contemplated by, or entered into in connection with, the merger agreement, nor did it address the solvency of FirstMerit or the impact thereon of the merger. Further, in rendering its opinion, RBCCM expressed no opinion about the fairness of the amount or nature of the compensation (if any) to any of FirstMerit’s officers, directors or employees, or any class of such persons, relative to the consideration to be received by the shareholders of Citizens.

The issuance of RBCCM’s opinion was approved by RBCCM’s Fairness Opinion Committee.

Set forth below is a summary of the material financial analyses performed by RBCCM in connection with its opinion and reviewed with FirstMerit’s board of directors at its meeting on September 12, 2012. The following summary, however, does not purport to be a complete description of the financial analyses performed by RBCCM. The order of analyses described does not represent relative importance or weight given to those analyses by RBCCM. Some of the summaries of the financial analyses include information presented in tabular format. The tables must be read together with the full text of each summary and are alone not a complete description of RBCCM’s financial analyses. Considering the data in the tables below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of RBCCM’s financial analyses.

Observation of 52-week Stock Price Range and Analyst Stock Price Targets

RBCCM observed the 52-week stock price range and analyst stock price targets for FirstMerit common stock and Citizens common stock. The 52-week range of FirstMerit common stock was $9.98 to $17.50, with the closing price of FirstMerit common stock on September 11, 2012 at $16.99. The 52-week range of Citizens common stock was $6.11 to $20.82, with the closing price of Citizens common stock on September 11, 2012 at $20.29.

Using information available through Bloomberg regarding the most recent Wall Street research reports issued with respect to FirstMerit and Citizens, RBCCM identified estimated one-year targets for the price per share of FirstMerit common stock ranging from $13.00 to $19.00 per share, and Citizens common stock ranging from $18.75 to $20.00 per share. RBCCM then applied discount rates reflecting estimated equity costs of capital for FirstMerit and for Citizens. The cost of equity discount rates were chosen by RBCCM based upon an analysis of the costs of equity of publicly traded companies that were considered similar, for these purposes, to FirstMerit and Citizens identified under “—FirstMerit Comparable Companies Analysis” and “—Citizens Comparable Companies Analysis” below. The resulting analyst stock price targets for FirstMerit ranged from $11.71 to $16.65. The resulting analyst stock price targets for Citizens ranged from $16.59 to $17.70.

Citizens Comparable Companies Analysis

RBCCM prepared a comparable company analysis of certain financial information for Citizens to corresponding financial information, ratios and public market multiples of a group of publicly traded banks that RBCCM deemed for purposes of its analysis to be comparable to Citizens.

RBCCM reviewed the relevant metrics of the following companies:

•	Associated Banc-Corp

•	TCF Financial Corporation

•	Wintrust Financial Corporation

•	FirstMerit Corporation

•	PrivateBancorp, Inc.

•	MB Financial, Inc.

•	Old National Bancorp

•	First Midwest Bancorp, Inc.

•	Park National Corporation

•	First Financial Bancorp

•	Chemical Financial Corporation

Although none of the selected companies is directly comparable to Citizens, the companies included were chosen by RBCCM for this analysis because, in its professional judgment, they are publicly traded companies in the banking sector with operations or business characteristics that for purposes of analysis may be considered similar to certain operations and business characteristics of Citizens. Accordingly, RBCCM believes that an analysis of this kind is not simply mathematical. Rather, it involves complex considerations and qualitative judgments, reflected in RBCCM’s opinion, concerning differences in financial and operating characteristics of the selected companies and other factors that could affect the public trading value of the selected companies.

With respect to these companies, RBCCM presented, among other things, the multiple of price to tangible book value per share and the premium to core deposits. The results of this comparison based on publicly available information as of September 11, 2012 are set forth below:

	Low	Median	High	Citizens
Price/Tangible Book Value	115%	139%	182%	114%
Core deposit premium	1.71%	4.52%	11.79%	1.47%

Based on Citizens’ tangible book value of $17.84 per share and Citizens’ core deposits per share of $166.80, RBCCM derived a range of implied valuation share of Citizens common stock. The following table reflects the results of this analysis:

	Range Applied	Range of Implied Valuation Per Share
Price/Tangible Book Value	115-139%	$20.43-24.72
Core deposit premium	1.71-4.52%	$20.69-25.38

Citizens Standalone Dividend Discount Analysis

RBCCM performed a dividend discount analysis to determine a range of implied present values of Citizens common stock. RBCCM utilized the following assumptions:

•	earnings based on FirstMerit management’s estimates for Citizens, as informed by the forecasts prepared by Citizens’ management;

•	asset growth of approximately 2% as per FirstMerit’s management projections for Citizens;

•	$100 million of common equity issuance (5.5 million shares) and TARP repayment in 2013 as per public research estimates;

•	8.0% Tier 1 Common ratio capital constraint;

•

discount rates from 12-14%, chosen by RBCCM based upon an analysis of the costs of equity of publicly traded companies that were considered similar, for these purposes, to Citizens identified under “—Citizens Comparable Companies Analysis” above; and

•

a terminal value of Citizens common stock based on a normalized price to earnings multiple range of 10x-14x, chosen by RBCCM based upon an analysis of the earnings multiples of publicly traded companies that were considered similar, for these purposes, to Citizens identified under “—Citizens Comparable Companies Analysis” above.

Based on the above assumptions, this analysis implied equity value per share of Citizens common stock of $16.72 to $21.06, as illustrated by the following table:

	Terminal Value Multiple
Discount Rate	10.0x	12.0x	14.0x
12.0%	$17.68	$19.37	$21.06
13.0%	$17.19	$18.80	$20.41
14.0%	$16.72	$18.26	$19.80

Citizens Dividend Discount Analysis with Cost Savings

RBCCM performed a dividend discount analysis with cost savings to determine a range of implied present values of Citizens common stock, including certain potential cost savings and related expenses projected by FirstMerit’s management to result from the merger. RBCCM utilized the following assumptions:

•	earnings based on FirstMerit management’s estimates for Citizens, as informed by the forecasts prepared by Citizens’ management;

•	asset growth of approximately 2% as per FirstMerit’s management projections for Citizens;

•	cost savings of approximately 22% of Citizens’ non-interest expense, phased in 24% in 2013 and 100% going forward;

•	credit mark of 6.8% of Citizens’ loan portfolio as of June 30, 2012 and adjusted provision expense as per FirstMerit management;

•	8.0% Tier 1 Common ratio capital constraint;

•	one-time restructuring charge of $88 million pre-tax as per FirstMerit management;

•

discount rates from 12-14%, chosen by RBCCM based upon an analysis of the costs of equity of publicly traded companies that were considered similar, for these purposes, to Citizens identified under “—Citizens Comparable Companies Analysis” above; and

•

a terminal value of Citizens common stock based on a normalized price to earnings multiple range of 10x-14x, chosen by RBCCM based upon an analysis of the earnings multiples of publicly traded companies that were considered similar, for these purposes, to Citizens identified under “—Citizens Comparable Companies Analysis” above.

Based on the above assumptions, this analysis implied equity value per share of Citizens common stock of $22.87 to $28.39, as illustrated by the following table:

	Terminal Value Multiple
Discount Rate	10.0x	12.0x	14.0x
12.0%	$24.97	$26.68	$28.39
13.0%	$23.89	$25.53	$27.16
14.0%	$22.87	$24.43	$25.99

Precedent Transactions

RBCCM performed an analysis of precedent transactions with disclosed deal values announced since January 1, 2010 where the target had assets between $5 billion and $25 billion, excluding distressed transactions. The six transactions constituting the precedent transactions were:

Acquiror	Target	Date Announced
Oriental Financial Group, Inc.	BBVA’s Puerto Rico operations	06/28/2012
Hilltop Holdings Inc.	PlainsCapital Corp.	05/08/2012
Union Bank	Pacific Capital Bancorp	03/09/2012
Comerica Inc.	Sterling Bancshares Inc.	01/16/2011
Hancock Holding Co.	Whitney Holding Corp.	12/21/2010
First Niagara Financial Group	New Alliance Bancshares Inc.	08/18/2010

For each of these transactions, RBCCM derived and compared, among other things, the price as a multiple to the target company’s tangible book value and the premium to the target company’s core deposits. The following table reflects the results of the analysis:

	Low	Median	High
Price/Tangible Book Value	103%	165%	230%
Core deposit premium	0.62%	10.08%	22.23%

Based on Citizens’ closing stock price on September 11, 2012, Citizens’ tangible book value of $17.84 per share and Citizens’ core deposits per share of $166.80, RBCCM derived a range of implied valuation per share of Citizens common stock. The following table reflects the results of this analysis:

	Range Applied	Range of Implied Valuation Per Share
Price/Tangible Book Value	103-165%	$18.38-29.35
Core deposit premium	0.62-10.08%	$18.87-34.65

FirstMerit Comparable Companies Analysis

RBCCM prepared a comparable company analysis of certain financial information for FirstMerit to corresponding financial information, ratios and public market multiples of a group of publicly traded banks that RBCCM deemed for purposes of its analysis to be comparable to FirstMerit.

RBCCM reviewed the relevant metrics of the following companies:

•	Associated Banc-Corp

•	TCF Financial Corporation

•	Wintrust Financial Corporation

•	PrivateBancorp, Inc.

•	Citizens Republic Bancorp, Inc.

•	MB Financial, Inc.

•	Old National Bancorp

•	First Midwest Bancorp, Inc.

•	Park National Corporation

•	First Financial Bancorp

•	Chemical Financial Corporation

Although none of the selected companies is directly comparable to FirstMerit, the companies included were chosen by RBCCM for this analysis because, in its professional judgment, they are publicly traded companies in the banking sector with operations or business characteristics that for purposes of analysis may be considered similar to certain operations and business characteristics of FirstMerit. Accordingly, RBCCM believes that an analysis of this kind is not simply mathematical. Rather, it involves complex considerations and qualitative judgments, reflected in RBCCM’s opinion, concerning differences in financial and operating characteristics of the selected companies and other factors that could affect the public trading value of the selected companies.

With respect to these companies, RBCCM presented, among other things, the multiple of price to tangible book value per share and the premium to core deposits. The results of this comparison based on publicly available information as of September 11, 2012 are set forth below:

	Low	Median	High	FirstMerit
Price/Tangible Book Value	114%	137%	182%	164%
Core deposit premium	1.47%	4.25%	11.79%	6.59%

Based on FirstMerit’s tangible book value of $10.34 per share and FirstMerit’s core deposits per share of $100.97, RBCCM derived a range of implied valuation per share of FirstMerit common stock. The following table reflects the results of this analysis:

	Range Applied	Range of Implied Valuation Per Share
Price/Tangible Book Value	137-182%	$14.13-18.84
Core deposit premium	4.25-11.79%	$14.63-22.25

FirstMerit Standalone Dividend Discount Analysis

RBCCM performed a dividend discount analysis to determine a range of implied present values of FirstMerit common stock. RBCCM utilized the following assumptions:

•	earnings estimates as per FirstMerit management’s estimates;

•	asset growth of 5% as per FirstMerit’s management;

•	8.0% Tier 1 Common ratio capital constraint;

•

discount rates from 10-12%, chosen by RBCCM based upon an analysis of the costs of equity of publicly traded companies that were considered similar, for these purposes, to FirstMerit identified under “—FirstMerit Comparable Companies Analysis” above; and

•

a terminal value of FirstMerit common stock based on a normalized price to earnings multiple range of 10x-14x, chosen by RBCCM based upon an analysis of the earnings multiples of publicly traded companies that were considered similar, for these purposes, to FirstMerit identified under “—FirstMerit Comparable Companies Analysis” above.

Based on the above assumptions, this analysis implied equity value per share of FirstMerit common stock of $15.75 to $20.77, as illustrated by the following table:

	Terminal Value Multiple
Discount Rate	10.0x	12.0x	14.0x
10.0%	$16.70	$18.74	$20.77
11.0%	$16.22	$18.17	$20.12
12.0%	$15.75	$17.63	$19.50

Relative Valuation Analysis

RBCCM calculated the implied exchange ratios using the Citizens per share equity valuation reference ranges and the FirstMerit per share equity valuation reference ranges obtained from the methodologies mentioned above. The results for each methodology were as follows:

	Citizens		FirstMerit		Implied Exchange Ratio
	Low	High	Low	High	Low	High
52-Week Range	$6.11	$20.82	$9.98	$17.50	0.35x	2.09x
Analyst Stock Price Targets	$16.59	$17.70	$11.71	$16.65	1.00x	1.51x
Comparable Companies Analysis:
Price / Tangible Book Value	$20.43	$24.72	$14.13	$18.84	1.08x	1.75x
Core Deposit Premium	$20.69	$25.38	$14.63	$22.25	0.93x	1.73x
Dividend Discount Analysis	$16.72	$21.06	$15.75	$20.77	0.80x	1.34x
Dividend Discount Analysis with Cost Savings	$22.87	$28.39	$15.75	$20.77	1.10x	1.80x

RBCCM noted that the exchange ratio in the merger was 1.37x.

Historical Exchange Ratio Analysis

RBCCM reviewed the historical closing trading prices of FirstMerit common stock and Citizens common stock for the one-year period ended September 11, 2012. RBCCM also analyzed the historical trading ratio of the respective common stock of FirstMerit and Citizens for various periods during the one-year period ended September 11, 2012 as set forth in the table below, and compared them to the all stock merger consideration exchange ratio of 1.37x to be paid in the merger and the premium (or discount) implied by that exchange ratio in the merger at each historical trading ratio.

	Exchange Ratio	Offer Premium / (Discount)
30-day average	1.24x	10.3%
60-day average	1.15x	19.2%
90-day average	1.10x	24.2%
1-year average	0.90x	52.1%

Contribution Analysis

Using publicly available information for FirstMerit and Citizens as of September 11, 2012, as well as FirstMerit’s management estimates for FirstMerit and Citizens 2013 net income, RBCCM analyzed the respective contributions of FirstMerit and Citizens to certain financial metrics as of September 11, 2012. The following table sets forth the results of this analysis:

	Amount ($ in millions)			Contribution		Implied Exchange Ratio
	FirstMerit	Citizens	Total	FirstMerit	Citizens
Total Assets	14,621	9,670	24,292	60%	40%	1.79x
Gross Loans	9,238	5,536	14,774	63%	37%	1.62x
Cash and Securities	4,047	3,248	7,295	55%	45%	2.17x
Deposits	11,616	7,288	18,904	61%	39%	1.70x
Tangible Common Equity	1,133	723	1,856	61%	39%	1.73x
Fee Income	207	89	296	70%	30%	1.17x
Net Income (2013)	148	41	189	78%	22%	0.75x

RBCCM noted that the exchange ratio in the merger was 1.37x and the implied ownership in the merger was 66% for FirstMerit and 34% for Citizens, respectively.

Overview of Analyses; Other Considerations

The foregoing summary describes all of the analyses and factors that RBCCM deemed material in its presentation to FirstMerit’s board of directors, but it is not a comprehensive description of all analyses performed or factors considered by RBCCM in connection with preparing its opinion. The preparation of a fairness opinion is a complex process involving the application of subjective business judgment in determining the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, is not readily susceptible to summary description.

RBCCM believes that its analyses must be considered as a whole and that considering any portion of such analyses and of the factors considered without considering all of such analyses and factors could create a misleading view of the process underlying the opinion. In arriving at its fairness determination, RBCCM did not assign specific weights to any particular analyses.

In conducting its analyses and arriving at its opinion, RBCCM used a variety of generally accepted valuation methods. The analyses were prepared for the purpose of enabling RBCCM to provide its opinion to FirstMerit’s board of directors as to the fairness, from a financial point of view, of the exchange ratio of 1.37 shares of FirstMerit common stock for each outstanding share of Citizens common stock as provided for in the merger agreement, and do not purport to be appraisals or necessarily reflect the prices at which businesses or securities actually may be sold, which are inherently subject to uncertainty. In connection with its analyses, RBCCM made, and was provided by FirstMerit’s and Citizens’ management with, numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of RBCCM, FirstMerit or Citizens. Analyses based on estimates or forecasts of future results are not necessarily indicative of actual past or future values or results, which may be significantly more or less favorable than suggested by such analyses. Because such analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of FirstMerit, Citizens or their advisors, none of FirstMerit, Citizens, RBCCM or any other person assumes responsibility if future results or actual values are materially different from these forecasts or assumptions.

The terms of the merger were approved by FirstMerit’s board of directors. The decision to enter into the merger, the agreements in connection therewith and the transactions contemplated thereby were solely that of FirstMerit’s board of directors. As described above, the opinion and presentation of RBCCM to FirstMerit’s board of directors were only one of a number of factors taken into consideration by FirstMerit’s board of directors in their consideration of the merger, and the transactions contemplated thereby. RBCCM did not recommend any specific amount of consideration or exchange ratio to FirstMerit or FirstMerit’s board of directors, or that any specific exchange ratio or amount or type of consideration constituted the only appropriate consideration for the merger.

FirstMerit selected RBCCM to provide the opinion based on RBCCM’s qualifications, expertise, reputation and experience in mergers and acquisitions. RBCCM is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, corporate restructurings, underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. Pursuant to the RBCCM engagement letter, RBCCM received a fee of $150,000 upon delivering its opinion. Such fee was not contingent upon the consummation of the merger. Additionally, RBCCM served as financial advisor to FirstMerit with respect to the merger, and was paid $100,000 upon being retained and will receive a fee of $4,000,000 at the closing of the merger in the event the merger is consummated at any time during the term of RBCCM’s engagement or within twelve months thereafter. If, in connection with the merger not being completed, FirstMerit receives a break-up fee, topping fee or other termination fee, RBCCM will be entitled to receive 20% of such break-up fee, topping fee or other termination fee in cash when it is received by FirstMerit. FirstMerit has also agreed to reimburse RBCCM for certain expenses and to indemnify RBCCM for certain liabilities that may arise out of RBCCM’s engagement. Additionally, FirstMerit and RBCCM contemplate that RBCCM will serve as a joint bookrunning and lead manager for any capital raise conducted by FirstMerit in connection with the merger, in which case RBCCM would receive significant fees for providing such service. In the past two years, RBCCM has not had a material relationship with, nor received compensation from, FirstMerit or Citizens. However, RBCCM has provided investment banking and financial advisory services to FirstMerit in the past, for which it received customary fees, and, in light of RBCCM’s prior services to FirstMerit and its financial advisory role for FirstMerit in connection with the merger, RBCCM anticipates that it may be selected by FirstMerit to provide investment banking and financial advisory and/or financial services that may be required by FirstMerit in the future, regardless of whether the merger is successfully completed.

In the ordinary course of business, RBCCM may act as a market maker and broker in the publicly traded securities of FirstMerit and/or Citizens and/or their respective affiliates and receive customary compensation, and may also actively trade securities of FirstMerit and/or Citizens and/or their respective affiliates for its own account and the accounts of its customers. Accordingly, RBCCM and its affiliates may hold a long or short position in such securities.

Certain Financial Information

In the course of the sale process described under “—Background of the Merger,” Citizens provided FirstMerit selected, non-public financial projections prepared by Citizens’ senior management. Citizens also prepared non-public financial projections of FirstMerit, based on discussions it had with FirstMerit, which Citizens provided to J.P.Morgan. In addition, in the course of evaluating the merger FirstMerit provided limited earnings projections to RBCCM and also prepared adjusted financial projections for Citizens, which it provided to RBCCM. Neither Citizens nor FirstMerit as a matter of course make public projections as to future performance or earnings, and the financial projections summarized below are included in this joint proxy statement/prospectus only because this information was provided to FirstMerit, in the case of Citizens, or RBCCM in the case of FirstMerit on a confidential basis in connection with their respective evaluations of the merger. The projections summarized below were the only sets of projections provided to FirstMerit, RBCCM or J.P.Morgan, as applicable. The projections of Citizens were also provided to each parties respective financial advisor. You should note that these financial projections constitute forward-looking statements. See “Cautionary Statement Regarding Forward-Looking Statements” on page [    ].

The financial projections were prepared by Citizens’ and FirstMerit’s respective senior management for internal planning purposes and in connection with their respective evaluations of the merger and not for public disclosure and such projections are subjective in many respects. The financial projections are based on a variety of estimates and assumptions of Citizens’ and FirstMerit’s respective senior management regarding their respective business, industry performance, general business, economic, market and financial conditions and other matters, all of which are difficult to predict and many of which are beyond either Company’s control. Economic and business environments can and do change quickly, which adds a significant level of uncertainty as to whether the results portrayed in the financial projections will be achieved. In particular, these financial projections were based on numerous assumptions that may now be outdated. Accordingly, there can be no assurance that the assumptions made in preparing the projections will prove accurate. If the assumptions do not prove accurate, the projections will not be accurate. You should not regard the inclusion of these projections in this joint proxy statement/prospectus as an indication that Citizens, FirstMerit or any of their respective affiliates or representatives considered or consider the projections to be necessarily predictive of actual future events, and you should not rely on the projections as such. It is expected that there will be differences between actual and projected results, and actual results may be materially greater or less than those contained in the projections. It is highly likely that the contribution of Citizens’ business to the consolidated results of FirstMerit will be different from Citizens’ or FirstMerit’s performance on a standalone basis. In addition, if the merger is not consummated, neither Company may be able to achieve these financial projections. None of Citizens, FirstMerit or any of their respective affiliates or representatives has made or makes any representations to any person regarding the ultimate performance of Citizens or FirstMerit compared to the information contained in the projections.

Neither Citizens’ nor FirstMerit’s independent auditors, nor any other independent accountants, have compiled, examined or performed any procedures with respect to the financial projections set forth below, nor have they expressed any opinion or any other form of assurance with respect thereto. The financial projections were not prepared with a view toward public disclosure or compliance with generally accepted accounting principles, which is referred to as GAAP, or the guidelines established by the SEC or the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. Furthermore, the financial projections do not take into account any circumstances or events occurring after the date of their preparation and neither Citizens nor FirstMerit intend to update these financial projections or to make other projections public in the future.

The financial projections described, and subject to the limitations stated above included:

Citizens Projections Prepared by Citizens

($ in millions)	FY 2012	FY 2013	FY 2014	FY 2015
Net income	51.7	57.0	66.9	82.8

FirstMerit Projections Prepared by FirstMerit

($ in millions)	FY 2012	FY 2013	FY 2014	FY 2015
Net Income	133.8	148.0	148.0	155.4

FirstMerit Board of Directors Following Completion of the Merger

Upon completion of the merger, the number of directors constituting FirstMerit’s board of directors will be increased by two, to 15 members, and two current directors of Citizens, who are yet to be determined, will be appointed to complete the larger board. Information about the current FirstMerit directors and executive officers can be found in the documents under the heading “FirstMerit SEC Filings” in the section entitled “Where You Can Find More Information” on page [    ].

Director Independence and Related Party Transactions

Citizens maintains a written policy requiring the pre-approval by the Citizens board of directors of all lending transactions between Citizens and its executive officers and directors in compliance with Federal Reserve Regulation O. Although Citizens does not have a written policy with regard to the approval of other transactions between Citizens and its executive officers and directors, any such transactions constituting a perceived conflict of interest under Citizens’ code of ethics or applicable law, or that would require disclosure in Citizens’ annual meeting proxy statement, are generally discouraged. To the extent any such transaction were proposed, those individuals would report any such transaction to the chief executive officer, the general counsel or the chairman of the board of Citizens and if a decision were made to proceed, the transaction would be submitted for approval to the Citizens board and to a committee of independent directors thereof in accordance with Citizens’ code of ethics, applicable law and applicable Nasdaq Marketplace Rules.

During 2011, Citizens’ banking subsidiary had, and expects to have in the future, banking transactions, in the ordinary course of business, with directors, officers and their associates. These transactions were made on substantially the same terms, including interest rate charges and collateral requirements, as comparable transactions are made with unrelated parties prevailing at the time of such transactions and did not involve more than the normal risk of collectability or present other unfavorable features. All credit transactions involving directors and executive officers of Citizens are reviewed and, when required, approved by the Citizens board of directors. None of these loans were disclosed as non-accrual, past due, restructured or as a potential problem in Citizens Annual Report on Form 10-K for the year ended December 31, 2011.

Public Trading Markets

FirstMerit common stock trades on the Nasdaq under the symbol “FMER.” Citizens common stock trades on the Nasdaq under the symbol “CRBC.” Upon completion of the merger, Citizens common stock will be delisted from the Nasdaq and deregistered under the Exchange Act. The newly issued FirstMerit common stock issuable pursuant to the merger agreement will be listed on the Nasdaq.

Dissenters’ Rights

Citizens Shareholders Do Not Have Dissenters’ Rights in the Merger

In general, dissenters’ rights are statutory rights that, if applicable under law, enable shareholders to dissent from an extraordinary transaction, such as a merger, and to demand that the corporation pay the fair value for their shares as determined by a court in a judicial proceeding instead of receiving the consideration offered to shareholders in connection with the extraordinary transaction.

Section 762 of the MBCA provides that shareholders of a Michigan corporation such as Citizens have the right, in some circumstances, to dissent from certain corporate action and to instead demand payment of the fair value of their shares. However, shareholders do not have dissenters’ rights with respect to shares of any class of stock listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the national association of securities dealers on the record date fixed to vote on the corporate action. Additionally, shareholders do not have dissenters’ rights for a transaction in which shareholders receive as consideration shares of stock listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the national association of securities dealers.

Each of Citizens’ and FirstMerit’s common stock is listed on the Nasdaq, a national securities exchange; therefore, holders of Citizens common stock will not be entitled to dissenters’ rights in the merger with respect to their shares of Citizens common stock.

FirstMerit Shareholders Do Not Have Dissenters’ Appraisal Rights in the Merger

Dissenters’ rights are statutory rights that, if applicable under law, enable shareholders to dissent from an extraordinary transaction, such as a merger, and to demand that the corporation pay the fair value for their shares as determined by a court in a judicial proceeding instead of receiving the consideration offered to shareholders in connection with the extraordinary transaction.

Under the Ohio Revised Code, shareholders are not entitled to relief as dissenting shareholders if the shares of the corporation for which the dissenting shareholder would otherwise be entitled to relief are listed on a national securities exchange as of the day immediately preceding the date on which the vote on the proposal is taken at the meeting of the shareholders and immediately following the effective time of the merger, and no proceedings are pending to delist the shares from the national securities exchange as of the effective time of the merger.

Because FirstMerit common stock is listed on the Nasdaq, a national securities exchange, and because the proposed merger otherwise satisfies the foregoing requirements, holders of FirstMerit common stock will not be entitled to dissenters’ appraisal rights in the merger with respect to their shares of FirstMerit common stock.

Regulatory Approvals Required for the Merger

Completion of the merger is subject to prior receipt of all approvals and consents required to be obtained from applicable governmental and regulatory authorities. FirstMerit and Citizens have also agreed to cooperate and use all reasonable best efforts to prepare as promptly as possible all documentation, to make all requisite regulatory filings and to obtain any necessary permits, consents, approvals or authorizations of governmental entities necessary to consummate the transactions contemplated by the merger agreement as soon as practicable.

There can be no assurance that regulatory approvals will be obtained, that such approvals will be received on a timely basis, or that such approvals will not impose conditions or requirements that, individually or in the aggregate, would or could reasonably be expected to have a material adverse effect on the financial condition, results of operations, assets or business of the combined organizations following completion of the merger.

Federal Reserve Approval. The Federal Reserve must approve the merger before the merger can be completed. Federal Reserve approval is required because FirstMerit is a bank holding company proposing to acquire a bank holding company, Citizens. An application seeking approval of the merger has been filed by FirstMerit with the Federal Reserve. This application also seeks the requisite Federal Reserve approval of FirstMerit’s payoff of the Citizens TARP Preferred Stock.

The Federal Reserve Board will also consider the financial and managerial resources of the companies and their subsidiary banks and the convenience and needs of the community to be served as well as the companies’ effectiveness in combating money-laundering activities and effects on competition and financial stability. In connection with their review, the Federal Reserve Board has provided an opportunity for public comment on the application for the merger.

Under the Community Reinvestment Act of 1977, which is referred to as the CRA, the Federal Reserve Board must take into account the record of performance of each of FirstMerit and Citizens in meeting the credit needs of the entire communities, including low- and moderate-income neighborhoods, served by the companies and their subsidiaries. As of their last respective examinations, FirstMerit’s sole bank had an “outstanding” CRA rating and Citizens’ sole bank subsidiary was rated “satisfactory.”

Office of the Comptroller of the Currency. A condition to the merger of Citizens with FirstMerit is approval of the merger of Citizens Bank into FirstMerit Bank from the Office of the Comptroller of the Currency (the “OCC”). Applications seeking OCC approval of the bank merger have been filed with the OCC.

FirstMerit and Citizens are not aware of any governmental approvals that are required, but which have not been obtained, for the merger to become effective, other than those described above. FirstMerit and Citizens intend to seek any other approval, and to take any other action that may be required to complete the merger. There can be no assurance that any required approval or action can be obtained or taken prior to the meeting, or that such approvals will not require conditions that may adversely affect the parties.

Interests of Certain Citizens Directors and Executive Officers in the Merger

When considering the recommendation of Citizens’ board of directors to vote to approve the merger agreement, Citizens shareholders should be aware that Citizens’ executive officers and members of Citizens’ board of directors may have interests in the merger that are different from, or in addition to, those of Citizens’ shareholders generally. Citizens’ board of directors was aware of and considered these interests, among other matters, in evaluating and negotiating the merger agreement and the merger, and in recommending that the merger agreement be approved by the Citizens shareholders. The discussion below describes and quantifies payments and benefits to Citizens’ executive officers and non-employee directors. For the purposes of all of the agreements and plans described below, the completion of the transactions contemplated by the merger agreement will constitute a change in control of Citizens.

Equity Compensation Awards

Citizens executive officers and non-employee directors participate in Citizens equity-based compensation plans and hold outstanding stock options and restricted stock units granted under such plans. Upon completion of the merger, all outstanding, vested and unrestricted Citizens restricted stock, salary stock or retainer stock granted under any Citizens stock plans will convert into unrestricted FirstMerit common stock like other shares of Citizens common stock. Upon completion of the merger, all Citizens’ restricted shares, restricted stock units (“RSUs”) and options granted under Citizens’ stock plans will vest, become free of restriction or become fully exercisable, as the case may be, in accordance with their terms. In the same way, these restricted shares will convert into shares of FirstMerit common stock and RSUs will be settled in FirstMerit common stock on the same basis as other shares of Citizens common stock, rounded to the nearest whole share. Subject to any change necessary to comply with Code Section 409A, Citizens stock options will be converted into options to purchase FirstMerit common stock, such that (i) the number of shares of FirstMerit common stock purchasable upon exercise will equal the product of the Citizens shares purchasable upon exercise immediately prior to the merger multiplied by the exchange ratio (1.37), rounded to the nearest whole share, and (ii) the per share exercise price will equal the quotient of the per share exercise price per Citizens share immediately prior to the merger divided by the exchange ratio, rounded to the nearest cent.

The following table sets forth, based on outstanding awards under Citizens equity plans as of October 31, 2012 (1) the number of RSUs held by each such person, (2) the number of shares of restricted stock held by each such person and (3) the number of shares of salary stock currently restricted by law due to Citizens’ participation in the Treasury’s Capital Purchase Program, but which will no longer be so restricted following the Merger:

	Number of Unvested RSUs	Number of Unvested Restricted Shares	Number of Salary Shares
Executive Officers
Gerald D. Bettens	7,409	19,708	0
Brian D. J. Boike	0	16,780	0
Susan P. Brockett	22,719	0	0
Joseph C. Czopek	2,963	12,347	0
Kenneth R. Duetsch, II	0	10,966	0
Stephen Figliuolo	22,433	0	0
Thomas W. Gallagher	30,693	0	0
Raymond E. Green	22,765	0	0
Judith L. Klawinski	11,558	27,817	2,573
Lisa T. McNeely	14,374	47,178	7,887
Cathleen H. Nash	0	123,672	12,514
Louise O’Connell	5,927	9,529	0
Mark W. Widawski	44,845	0	3,776

Directors
Lizabeth A. Ardisana	0	0	0
George J. Butvilas	0	0	0
Madeleine L. Champion	0	0	0
Robert S. Cubbin	0	0	0
William M. Fenimore, Jr.	0	0	0
Gary J. Hurand	0	0	0
Benjamin W. Laird	0	0	0
Stephen J. Lazaroff	0	0	0
Kendall B. Williams	0	0	0
James L. Wolohan	0	0	0

All outstanding stock options issued to Citizens executive officers and directors are fully vested. For additional information on executive compensation, see “Advisory (Non-Binding) Vote on Certain Merger-Related Compensation for Citizens Named Executive Officers—Golden Parachute Compensation” on page [    ].

New Executive Change in Control Agreements

The merger agreement requires FirstMerit to enter into new change in control agreements with executive officers of Citizens that will replace change in control agreements currently in effect with Citizens. For a description of the agreements to be entered into by FirstMerit, see “Advisory (Non-Binding) Vote on Certain Merger-Related Compensation For Citizens Named Executive Officers—New Change in Control Agreements” on page [    ].

Interests of Certain FirstMerit Directors and Executive Officers in the Merger

When considering the recommendation of FirstMerit’s board of directors to vote to approve the merger agreement, FirstMerit shareholders should be aware that FirstMerit’s executive officers and members of FirstMerit’s board of directors may have interests in the merger that are different from, or in addition to, those of

FirstMerit’s shareholders generally. FirstMerit’s board of directors was aware of and considered these interests, among other matters, in evaluating and negotiating the merger agreement and the merger, and in recommending that the merger agreement be approved by the FirstMerit shareholders. The discussion below describes and quantifies payments and benefits to FirstMerit’s executive officers and non-employee directors. For the purposes of all of the agreements and plans described below, the completion of the transactions contemplated by the merger agreement will constitute a displacement, but not a change in control, of FirstMerit.

FirstMerit has displacement agreements with each of FirstMerit’s executive officers other than Larry Shoff, who terminated his displacement agreement with FirstMerit pursuant to his Transition and Retirement Agreement, dated as of August 31, 2012. The displacement agreements each provide that, if there is a displacement (i.e., a merger, acquisition or like transaction that does not result in or involve a change in control of FirstMerit) and the executive officer is subsequently terminated from employment without Cause or voluntarily terminates employment for Good Reason (as such terms are defined in the displacement agreements) during the term of his or her agreement (ranging from 12-36 months following the merger), the executive officer will be entitled to receive certain benefits. The merger will be deemed to be a displacement for purposes of the displacement agreements.

In the event of a qualifying termination of employment during the term of the displacement agreement, the applicable executive officer will be entitled to receive:

•

a lump sum cash payment equal to the executive officer’s base salary (at the highest annualized rate in effect during the period after or immediately prior to the displacement) multiplied by the executive officer’s specific multiple (ranging from 1.0-2.5);

•

a lump sum cash payment equal to the product of the target (or, if higher, actual) level of incentive compensation during the year in which the termination occurs, multiplied by the same multiple for each executive officer;

•	accelerated vesting upon termination of employment of all unvested time-based restricted stock awards and all unvested stock options;

•

continuation of all medical, life and accidental death and dismemberment insurance benefits identical to those available to the executive officer prior to the termination of employment corresponding with their specific multiple (e.g., 24 months for a 2.0 multiple, 30 months for a 2.5 multiple, etc., other than for Mr. Greig, who receives 36 months irrespective of his specific multiple) or, if earlier, until age 67 (or, in the event that any such coverage cannot be provided, a lump sum cash payment equal to the highest applicable premium for the applicable coverage period on a net after-tax basis);

•

benefit calculation under FirstMerit’s SERP based on the highest monthly base salary and target incentive compensation in effect for the applicable executive officer during the 24-month period prior to the displacement, plus, for all applicable executive officers other than Mr. Greig, 24 additional months of additional service and age credit for purposes of vesting and benefit calculation under the SERP; and

•	payment for outplacement services for up to one year following termination of employment (up to $35,000 for Mr. Greig and up to $25,000 for the other executive officers).

The displacement agreements also provide for company payment of all reasonable legal, accounting and actuarial fees and expenses incurred by the executive officers in enforcing any right or benefit provided by the displacement agreements.

Regardless of whether the executive officer receives benefits under the displacement agreement, each of the applicable executive officers is subject to a 12-month post-termination non-competition restriction, indefinite confidentiality and cooperation obligations, and a mutual non-disparagement covenant. However, Mr. Greig is not subject to a non-competition restriction pursuant to his displacement agreement. Instead, Mr. Greig is generally subject to 24-month post-termination non-competition and non-solicitation restrictions pursuant to his employment agreement in consideration of certain amounts payable under his employment agreement as a result of his termination of employment (irrespective of the merger).

For additional information on executive compensation, see “Advisory (Non-Binding) Vote on Certain Merger-Related Compensation for FirstMerit Named Executive Officers—Golden Parachute Compensation” on page [    ].

Citizens Equity Ownership

Certain Beneficial Owners

The table below includes all of the shareholders that to Citizens’ knowledge beneficially own more than five percent of Citizens common stock as of October 31, 2012, unless otherwise indicated.

Name and address of Beneficial Owner	Common Stock Beneficially Owned	Investment Power			Voting Power			Common Stock Beneficially Owned as a Percentage of Outstanding Common Stock
		Sole	Shared	None	Sole	Shared	None
Fine Capital Partners, L.P. Fine Capital Advisors, LLC Debra Fine 590 Madison Avenue New York, NY 10022(1)	2,179,765	-0-	2,179,765	-0-	-0-	2,179,765	-0-	5.4%

Wellington Management Company, LLP 280 Congress Street Boston, MA 02210(2)	3,983,653	-0-	3,983,653	-0-	-0-	3,983,653	-0-	9.8%

Bay Pond Partners, L.P. Wellington Hedge Management, LLC 280 Congress Street Boston, MA 02210(3)	2,641,344	-0-	2,641,344	-0-	-0-	2,641,344	-0-	6.5%

(1)

The information furnished for Fine Capital Partners, L.P., Fine Capital Advisors, LLC and Debra Fine is based upon information contained in Schedule 13G filed with the Securities and Exchange Commission on February 14, 2012.

(2)

The information furnished for Wellington Management Company, LLP is based upon information contained in Schedule 13G filed with the Securities and Exchange Commission on February 14, 2012. The 3,983,653 shares of common stock disclosed as beneficially owned by Wellington Management Company, LLP includes the 2,641,344 shares of common stock disclosed in the table as beneficially owned by Bay Pond Partners, L.P. and Wellington Hedge Management, LLC due to Wellington Management Company, LLP’s role as investment advisor for Bay Pond Partners, L.P. and Wellington Hedge Management, LLC.

(3)

The information furnished for Bay Pond Partners, L.P. and Wellington Hedge Management, LLC is based upon information contained in Schedule 13G filed by them with the Securities and Exchange Commission on February 14, 2012. The 2,641,344 shares of common stock disclosed as beneficially owned by Bay Pond Partners, L.P. and Wellington Hedge Management, LLC are included in the 3,983,653 shares of common stock disclosed in the table as beneficially owned by Wellington Management Company, LLP.

The Department of the Treasury, United States Department of the Treasury, 1500 Pennsylvania Avenue, NW, Washington D.C. 20220, holds all of the outstanding 300,000 shares of the Citizens TARP Preferred Stock.

Management

The following table reflects the beneficial ownership of Citizens common stock as of November 13, 2012 by:

•	Each member of the Citizens board of directors

•	Each executive officer named in the “Executive Compensation—Summary Compensation Table” of Citizens’ 2012 annual meeting proxy statement; and

•	Citizens’ current directors and all executive officers as a group.

The information in the table has been obtained from these individuals and is reported in accordance with the applicable rules of the SEC. Under these rules, a person is deemed to beneficially own stock if they have or share the power to vote or dispose of the stock or have the right to acquire the power to vote or dispose of the stock within the next 60 days. As a result, the amounts shown in the table do not necessarily reflect stock ownership for any purpose other than compliance with the SEC’s reporting requirements.

Name	Common Stock Beneficially Owned(1)	Sole Voting and Dispositive Power	Shared Voting and Dispositive Power	Common Stock Beneficially Owned as a Percentage of Outstanding Common Stock
Lizabeth A. Ardisana	7,065	7,065	0	*
George J. Butvilas	26,982	26,982	0	*
Madeleine L. Champion	2,182	2,182	0	*
Robert S. Cubbin	14,489	14,489	0	*
William M. Fenimore, Jr.	11,200	11,200	0	*
Thomas W. Gallagher	8,682	8,682	0	*
Gary J. Hurand	61,790	12,686	49,104	*
Judith L. Klawinski	39,558	39,558	0	*
Benjamin W. Laird	7,278	7,278	0	*
Stephen J. Lazaroff	19,455	19,455	0	*
Lisa T. McNeely	77,027	77,027	0	*
Cathleen H. Nash	168,851	168,851	0	*
Mark W. Widawski	16,721	16,721	0	*
Kendall B. Williams	8,318	8,247	71	*
James L. Wolohan(2)	39,775	39,775	0	*
All current directors and executive officers as a group (23 persons)	609,337	559,713	49,624	1.5%

(1)

The following table shows the number of shares included in the column that (1) may be acquired upon exercise of options which are exercisable or become exercisable on or before January 12, 2013, (2) are unvested restricted shares that vest on or before January 12, 2013, (3) are unvested restricted stock units that vest on or before January 12, 2013 or (4) are pledged by the owner as security.

Name	Options	Restricted Shares	Restricted Stock Units	Pledged Shares
Lizabeth A. Ardisana	342	-0-	-0-	-0-
George J. Butvilas	-0-	-0-	-0-	-0-
Madeleine L. Champion	-0-	-0-	-0-	-0-
Robert S. Cubbin	-0-	-0-	-0-	-0-
William M. Fenimore, Jr.	-0-	-0-	-0-	-0-
Thomas W. Gallagher	3,331	-0-	-0-	-0-
Gary J. Hurand	112	-0-	-0-	-0-
Judith L. Klawinski	1,204	-0-	-0-	-0-
Benjamin W. Laird	592	-0-	-0-	-0-
Stephen J. Lazaroff	592	-0-	-0-	-0-
Lisa T. McNeely	3,828	-0-	-0-	-0-
Cathleen H. Nash	-0-	-0-	-0-	-0-
Mark W. Widawski	200	-0-	-0-	-0-
Kendall B. Williams	592	-0-	-0-	-0-
James L. Wolohan	592	-0-	-0-	-0-
All current directors and executive officers as a group (23 persons)	16,671	-0-	-0-	-0-

The shares shown do not include restricted stock units that have not yet vested and will not vest within the next 60 days. See the column titled, “Number of Unvested RSUs” in the table in the section of this joint proxy statement/prospectus titled “Interests of Certain Citizens Directors and Executive Officers in the Merger—Equity Compensation Awards” for the number of such RSUs for each executive officer.

(2)

The shares shown for Mr. Wolohan do not include 3,169 shares held by the Wolohan Family Foundation, of which Mr. Wolohan is a director, or 2,250 shares held in trusts for Mr. Wolohan’s nieces and nephews of which Mr. Wolohan is a trustee. Mr. Wolohan disclaims beneficial ownership of such shares.

Litigation Relating to the Merger

Between September 17, 2012 and October 5, 2012, purported individual shareholders of Citizens filed six purported class action lawsuits in the Circuit Court of Genesee County, Michigan, which have now been consolidated as In re Citizens Republic Bancorp, Inc. Shareholder Litigation, Case No. 12-99027-CK. The lawsuits name as defendants Citizens, each of the current members of Citizens’ board of directors and FirstMerit. The complaints allege that the director defendants breached their fiduciary duties by failing to obtain the best available price in connection with the merger, by not utilizing a proper process to evaluate the merger and by agreeing to protective devices that ensure that no entity other than FirstMerit will seek to acquire Citizens. They also allege that FirstMerit and, in some of the lawsuits, Citizens, aided and abetted those alleged breaches of fiduciary duty. The complaints seek declaratory and injunctive relief to prevent the consummation of the merger, rescissory damages and other equitable relief. The plaintiffs will be filing an amended, consolidated complaint within 30 days of the filing of this joint proxy statement/prospectus, at which time the allegations may change. Citizens and FirstMerit believe the claims lack merit and they intend to vigorously defend against the suit.

Accounting Treatment of the Merger

The merger will be accounted for as a “purchase,” as that term is used under U.S. generally accepted accounting principles, for accounting and financial reporting purposes. Under purchase accounting, the assets (including identifiable intangible assets) and liabilities (including executory contracts and other commitments) of

Citizens as of the effective time of the merger will be recorded at their respective fair values and added to those of FirstMerit. Any excess of purchase price over the fair values is recorded as goodwill. Consolidated financial statements of FirstMerit issued after the merger would reflect these fair values and would not be restated retroactively to reflect the historical consolidated financial position or results of operations of Citizens.

Material United States Federal Income Tax Consequences of the Merger

The following general discussion sets forth the anticipated material U.S. federal income tax consequences of the merger to U.S. holders (as defined below) of Citizens common stock that exchange their shares of Citizens common stock for shares of FirstMerit common stock in the merger. This discussion does not address any tax consequences arising under the laws of any state, local or foreign jurisdiction, or under any U.S. federal laws other than those pertaining to income tax. This discussion is based upon the Internal Revenue Code of 1986, as amended (the “Code”), the regulations promulgated under the Code and court and administrative rulings and decisions, all as in effect on the date of this document. These laws may change, possibly with retroactive effect, and any change could affect the accuracy of the statements and conclusions set forth in this discussion.

This discussion is addressed only to those Citizens shareholders who hold their shares of Citizens common stock as a capital asset within the meaning of Code Section 1221. Further, this discussion does not address all aspects of U.S. federal income taxation that may be relevant to you in light of your particular circumstances or that may be applicable to you if you are subject to special treatment under the U.S. federal income tax laws, including if you are:

•	a financial institution;

•	a tax-exempt organization;

•	an S corporation or other pass-through entity (or an investor in an S corporation or other pass-through entity);

•	an insurance company;

•	a mutual fund;

•	a dealer or broker in stocks and securities, or currencies;

•	a trader in securities that elects mark-to-market treatment;

•	subject to the alternative minimum tax provisions of the Code;

•	a holder of Citizens common stock that received Citizens common stock through the exercise of an employee stock option, through a tax qualified retirement plan, or otherwise as compensation;

•	a person that is not a U.S. holder (as defined below);

•	a person that has a functional currency other than the U.S. dollar;

•	a holder of Citizens common stock that holds Citizens common stock as part of a hedge, straddle, constructive sale, conversion, or other integrated transaction; or

•	subject to tax under Code Sections 877 or 877A as a U.S. expatriate.

Determining the actual tax consequences of the merger to you may be complex. They will depend on your specific situation and on factors that are not within the knowledge or control of FirstMerit or Citizens. You should consult with your own tax advisor as to the tax consequences of the merger in your particular circumstances, including the applicability and effect of the alternative minimum tax and any state, local, foreign or other tax laws and of changes in those laws.

For purposes of this discussion, the term “U.S. holder” means a beneficial owner of Citizens common stock that is for U.S. federal income tax purposes (i) an individual citizen or resident of the United States, (ii) a corporation, or entity treated as a corporation, organized in or under the laws of the United States or any state thereof or the District of Columbia, (iii) a trust if (a) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (b) such trust has made a valid election to be treated as a U.S. person for U.S. federal income tax purposes or (iv) an estate, the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source.

The U.S. federal income tax consequences to a partner in an entity or arrangement treated as a partnership, for U.S. federal income tax purposes, that holds Citizens common stock generally will depend on the status of the partner and the activities of the partnership. Partners in a partnership holding Citizens common stock should consult their own tax advisors.

Tax Consequences of the Merger

The parties intend for the merger to be treated as a reorganization for U.S. federal income tax purposes. It is a condition to FirstMerit’s obligation to complete the merger that FirstMerit receive an opinion from Jones Day, dated the closing date of the merger, substantially to the effect that the merger will be treated as a reorganization within the meaning of Code Section 368(a). It is a condition to Citizens’ obligation to complete the merger that Citizens receive an opinion from Dykema Gossett PLLC, dated the closing date of the merger, substantially to the effect that the merger will be treated as a reorganization within the meaning of Code Section 368(a). These opinions will be based on representation letters provided by FirstMerit and Citizens and on customary factual assumptions. None of the opinions described above will be binding on the Internal Revenue Service. FirstMerit and Citizens have not sought and will not seek any ruling from the Internal Revenue Service regarding any matters relating to the merger, and as a result, there can be no assurance that the Internal Revenue Service will not assert, or that a court would not sustain, a position contrary to any of the conclusions set forth below. In addition, if any of the representations or assumptions upon which those opinions are based are inconsistent with the actual facts, the U.S. federal income tax consequences of the merger could be adversely affected. The remainder of this discussion assumes that the merger will qualify as a reorganization within the meaning of Code Section 368(a).

Accordingly, and on the basis of the foregoing opinions, as a result of the merger being treated as a reorganization within the meaning of Code Section 368(a), upon exchanging your Citizens common stock for FirstMerit common stock, you generally will not recognize gain or loss, except with respect to cash received instead of fractional shares of FirstMerit common stock (as discussed below). The aggregate tax basis in the shares of FirstMerit common stock that you receive in the merger, including any fractional share interests deemed received and redeemed as described below, will equal your aggregate adjusted tax basis in the Citizens common stock you surrender. Your holding period for the shares of FirstMerit common stock that you receive in the merger (including a fractional share interest deemed received and sold as described below) will include your holding period for the shares of Citizens common stock that you surrender in the exchange. If you acquired different blocks of Citizens common shares at different times or at different prices, the FirstMerit common stock you receive will be allocated pro rata to each block of Citizens common stock, and the basis and holding period of each block of FirstMerit common stock you receive will be determined on a block-for-block basis depending on the basis and holding period of the blocks of Citizens common stock exchanged for such block of FirstMerit common stock.

Cash Instead of a Fractional Share

If you receive cash instead of a fractional share of FirstMerit common stock, you will be treated as having received the fractional share of FirstMerit common stock pursuant to the merger and then as having sold that fractional share of FirstMerit common stock for cash. As a result, you generally will recognize gain or loss equal to the difference between the amount of cash received and the basis in your fractional share of FirstMerit common stock as set forth above. This gain or loss generally will be capital gain or loss, and will be long-term capital gain or loss if, as of the effective date of the merger, the holding period for the shares (including the holding period of Citizens common stock surrendered therefor) is greater than one year. The deductibility of capital losses is subject to limitations.

Backup Withholding

If you are a non-corporate holder of Citizens common stock you may be subject to information reporting and backup withholding (currently at a rate of 28% and scheduled to increase to 31% in 2013) on any cash payments you receive. You generally will not be subject to backup withholding, however, if you:

•

furnish a correct taxpayer identification number, certify that you are not subject to backup withholding on the substitute Form W-9 or successor form included in the election form/letter of transmittal you will receive and otherwise comply with all the applicable requirements of the backup withholding rules; or

•	provide proof that you are otherwise exempt from backup withholding.

Any amounts withheld under the backup withholding rules will generally be allowed as a refund or credit against your U.S. federal income tax liability, provided you timely furnish the required information to the Internal Revenue Service.

Comparative Market Prices and Dividends

FirstMerit common stock and Citizens common stock are both listed on the Nasdaq. FirstMerit common stock is listed for trading on the Nasdaq under the trading symbol “FMER” and Citizens common stock is listed for trading on the Nasdaq under the trading symbol “CRBC.” The following table sets forth, for the periods indicated, the high and low sales prices of shares of FirstMerit common stock and Citizens common stock as reported on the Nasdaq, and the quarterly cash dividends declared per share.

	FirstMerit Common Stock			Citizens Common Stock
	High	Low	Dividend	High		Low		Dividend
2010
First Quarter	$23.47	$19.55	$0.16	$11.90	(1)	$6.60	(1)	$0
Second Quarter	24.43	17.04	0.16	8.02	(1)	5.00	(1)	0
Third Quarter	20.22	16.55	0.16	10.70	(1)	7.40	(1)	0
Fourth Quarter	20.32	16.60	0.16	10.00	(1)	5.50	(1)	0

2011
First Quarter	$20.48	$16.03	$0.16	$9.75	(1)	$6.05	(1)	$0
Second Quarter	17.81	15.40	0.16	9.52	(1)	6.00	(1)	0
Third Quarter	17.25	9.98	0.16	9.75		6.28		0
Fourth Quarter	15.65	10.70	0.16	11.69		6.11		0

2012
First Quarter	$17.50	$15.27	$0.16	$15.75		$11.40		$0
Second Quarter	17.20	14.60	0.16	17.38		14.55		0
Third Quarter	17.19	14.71	0.16	20.98		16.80		0
Fourth Quarter

(1)	Prices retroactively adjusted to reflect the 1-for-10 reverse stock split effective after the close of trading on July 1, 2011.

On September 12, 2012, the last full trading day before the announcement of the merger agreement, the high and low sales prices of shares of FirstMerit common stock as reported on the Nasdaq were $17.19 and $16.83, respectively. On [                    ], the last practicable full trading day before the date of this document, the high and low sale prices of shares of FirstMerit common stock as reported on the Nasdaq were $[        ] and $[        ], respectively.

On September 12, 2012, the last full trading day before the announcement of the merger agreement, the high and low sales prices of shares of Citizens common stock as reported on the Nasdaq were $20.42 and $19.74, respectively. On [                    ], the last practicable full trading day before the date of this document, the high and low sale prices of shares of Citizens common stock as reported on the Nasdaq were $[        ] and $[        ], respectively.

As of [                    ], the last date prior to printing this document for which it was practicable to obtain this information, there were approximately [            ] registered holders of FirstMerit common stock and approximately [            ] registered holders of Citizens common stock. FirstMerit shareholders and Citizens shareholders are advised to obtain current market quotations for FirstMerit common stock and Citizens common stock before voting. The market price of FirstMerit common stock and Citizens common stock will fluctuate between the date of this document and the effective date of the merger. No assurance can be given concerning the market price of FirstMerit common stock or Citizens common stock before or after the effective date of the merger.

THE MERGER AGREEMENT

The following is a summary of the material provisions of the merger agreement. The following description of the merger agreement is subject to, and qualified in its entirety by reference to, the merger agreement, which is attached to this joint proxy statement/prospectus as Appendix A and is incorporated by reference into this document. This summary may not contain all of the information about the merger agreement that may be important to you. You are urged to read the merger agreement carefully and in its entirety, as it is the legal document governing the merger.

Terms of the Merger

Each of the FirstMerit board of directors and the Citizens board of directors has approved the merger agreement, which provides for the merger of Citizens with and into FirstMerit. FirstMerit will be the surviving corporation in the merger. Each share of Citizens common stock issued and outstanding immediately prior to the completion of the merger will be converted into the right to receive 1.37 shares of FirstMerit common stock, which is referred to herein as the exchange ratio. If the number of shares of common stock of FirstMerit or Citizens changes before the merger is completed because of a reclassification, recapitalization, stock dividend, stock split, reverse stock split or similar event, then a proportionate adjustment will be made to the exchange ratio.

FirstMerit will not issue any fractional shares of FirstMerit common stock in the merger. Instead, a Citizens shareholder who otherwise would have received a fraction of a share of FirstMerit common stock will receive an amount in cash rounded to the nearest cent. This cash amount will be determined by multiplying (a) the fraction of a share of FirstMerit common stock to which the holder of record would otherwise be entitled by (b) the aggregate volume weighted average per share price, rounded to two decimal points, of FirstMerit common stock on the Nasdaq as reported by Bloomberg L.P. for the twenty consecutive business days in which shares are traded on the Nasdaq in the period immediately preceding the third business day before the date of closing.

The FirstMerit articles of incorporation and the FirstMerit regulations as in effect immediately prior to the completion of the merger will be the articles of incorporation and bylaws of the surviving corporation.

The merger agreement provides that FirstMerit, with the consent of Citizens (which consent may not be unreasonably withheld or delayed), may at any time change the structure of the merger or the acquisition, conversion, redemption or retirement of the Citizens TARP Preferred Stock, as defined below, but no such change may affect the U.S. federal income tax consequences to Citizens common shareholders in the merger, alter the amount or kind of merger consideration to be provided under the merger agreement, impede or delay consummation of the merger in any non-de minimis respect, result in the Citizens TARP Preferred Stock not having been retired or extinguished at or before the completion of the merger or result in any limitation or reduction on the obligations of FirstMerit under the merger agreement or any right or benefit of Citizens.

Treatment of Citizens Stock Options and Other Equity-Based Awards of Citizens

The merger agreement provides that, upon completion of the merger, (i) each outstanding option of an employee or director to acquire Citizens common stock granted under any Citizens equity plans (which is referred to as a Citizens stock option) will convert automatically into an option to purchase a number of shares of FirstMerit common stock equal to the product of the number of shares of Citizens common stock underlying such Citizens stock option immediately prior to the merger multiplied by the exchange ratio (rounded to the nearest whole share), with an exercise price that equals the quotient of the exercise price of such Citizens stock option immediately prior to the merger divided by the exchange ratio (rounded to the nearest cent) and otherwise on the same terms and conditions as were in effect immediately prior to the completion of the merger (after giving effect to any rights resulting from the merger and the other transactions contemplated under the merger agreement pursuant to the applicable Citizens equity plan, the applicable award agreements thereunder and any applicable change in control agreement, including any right to vesting or acceleration); and (ii)(A) each share of restricted stock, salary stock or retainer stock granted under the Citizens equity plans (which is referred to as Citizens restricted stock) and each restricted stock unit of Citizens common stock (which are referred to collectively as Citizens RSUs), in each case outstanding, vested and unrestricted immediately prior to the effective time of the merger (including any shares of Citizens restricted stock and any Citizens RSUs that are required to vest, or the restrictions which are required to lapse, after giving effect to any rights resulting from the transactions contemplated under the merger agreement) will be treated the same as, and have the same rights and be subject to the same conditions under the merger agreement as, each other shares of Citizens common stock outstanding at the effective time of the merger; and (B) each share of Citizens restricted stock and Citizens RSUs outstanding but unvested or subject to restrictions immediately prior to the effective time of the merger (after giving effect to any vesting acceleration, lapse or restrictions, or other rights resulting from the transactions contemplated by the merger agreement pursuant to the Citizens equity plans and the applicable award agreements thereunder) will convert automatically into awards settleable in a number of shares of FirstMerit common stock to be received upon settlement of each such award equal to the product of (x) the number of shares of Citizens common stock that were to be received upon settlement under the applicable award immediately before the effective time of the merger and (y) the exchange ratio, rounded to the nearest whole share, and each such award shall continue to be governed by the same terms and conditions as were in effect immediately prior to the completion of the merger (after giving effect to any rights resulting from the merger and the other transactions contemplated under the merger agreement pursuant to the applicable Citizens equity plan, the applicable award agreements thereunder and any applicable change in control agreement, including any right to vesting or acceleration).

FirstMerit has agreed to reserve additional shares of FirstMerit common stock to satisfy its obligations under the Citizens stock options, the Citizens restricted stock, the Citizens RSUs and the Citizens TARP Warrant described below and will file with the SEC a registration statement to the extent necessary to register FirstMerit common stock issuable upon exercise or conversion of Citizens stock options, Citizens restricted stock and Citizens RSUs assumed pursuant to the merger agreement.

Treatment of Citizens TARP Preferred Stock and Citizens TARP Warrant

Each share of Citizens TARP Preferred Stock issued and outstanding immediately prior to the merger will be converted into the right to receive cash in an aggregate amount equal to the liquidation preference of the Citizens TARP Preferred Stock, plus all accrued, cumulated and unpaid dividends owing by Citizens on such Citizens TARP Preferred Stock.

The warrant issued on December 12, 2008 to the Treasury in connection with the issuance of the Citizens TARP Preferred Stock, the Citizens TARP Warrant, will, by virtue of the merger, be converted automatically into a warrant to purchase FirstMerit common stock in accordance with the terms of the Citizens TARP Warrant and with such adjustments to the number of shares into which the Citizens TARP Warrant is exercisable and to the exercise price in accordance with the terms of the Citizens TARP Warrant and the exchange ratio. FirstMerit will assume the warrant subject to its terms.

Closing and Completion of the Merger

The merger will be completed only if all of the conditions to the merger set forth in the merger agreement are satisfied or, if permissible, waived. See “—Conditions to Complete the Merger” on page [    ].

The merger will become effective when certificates of merger are filed with the Secretary of State of the State of Ohio and the Department of Licensing and Regulatory Affairs of the State of Michigan. In the merger agreement, FirstMerit and Citizens have agreed to cause the completion of the merger to occur no later than the second business day following the satisfaction or waiver of the last of the conditions specified in the merger agreement, or on another mutually agreed date.

Bank Merger

At or following the effective time of the merger, FirstMerit plans to merge Citizens Bank, organized under the laws of the State of Michigan and wholly owned subsidiary of Citizens, with and into FirstMerit Bank, N.A., a national banking association organized under the laws of the United States and a wholly owned subsidiary of FirstMerit, with FirstMerit Bank, N.A. surviving the merger and continuing its corporate existence under the name “FirstMerit Bank, N.A.” It is a condition to the obligations of FirstMerit to complete the merger that the Office of the Comptroller of the Currency of the United States and all other applicable governmental authorities have approved the bank merger and all waiting periods for the bank merger have expired or been terminated.

Board of Directors

Prior to or upon completion of the merger, the parties will take all appropriate action so that, subject to and in accordance with FirstMerit’s organizational documents, as of the effective time of the merger, (1) the number of directors constituting FirstMerit’s board of directors will be increased by two to 15 members and (2) two individuals who are currently directors of Citizens and who are selected by Citizens (subject to the approval of FirstMerit’s board of directors) will be appointed to FirstMerit’s board of directors.

Conversion of Shares; Exchange of Certificates

The conversion of Citizens common stock into the right to receive the merger consideration will occur automatically upon completion of the merger. At or promptly after the effective time of the merger, an exchange agent designated by FirstMerit and reasonably acceptable to Citizens will exchange certificates or book-entry shares representing shares of Citizens common stock for the merger consideration, without interest, to be received by holders of Citizens common stock in the merger pursuant to the terms of the merger agreement.

As soon as reasonably practicable after the completion of the merger, the exchange agent will mail a letter of transmittal to each holder of Citizens common stock in certificated form at the effective time of the merger. This mailing will contain instructions on how to surrender Citizens common stock represented in certificated form in exchange for the merger consideration.

If a certificate for Citizens common stock has been lost, stolen or destroyed, the exchange agent will issue the consideration properly payable under the merger agreement upon receipt of an affidavit of that fact by the claimant and, if required by FirstMerit, the posting of a bond in such amount as FirstMerit determines is reasonably necessary as indemnity.

Each of FirstMerit and the exchange agent will be entitled to deduct and withhold from the cash in lieu of fractional shares payable to any holder of Citizens common stock the amounts it is required to deduct and withhold under any federal, state, local or foreign tax law. If FirstMerit or the exchange agent withholds any amounts, these amounts will be treated for all purposes of the merger as having been paid to the shareholders from whom they were withheld.

Dividends and Distributions

Until shares of Citizens capital stock represented by certificates or held in book-entry are surrendered for exchange, any dividends or other distributions with a record date on or after the effective time of the merger with respect to FirstMerit capital stock into which shares of Citizens capital stock may have been converted will accrue but will not be paid. FirstMerit will pay to former Citizens shareholders any unpaid dividends or other distributions with respect to FirstMerit shares, without interest, only after they have duly surrendered their Citizens shares.

Citizens has agreed that, prior to the completion of the merger, it will not declare or pay any dividend or distribution on its capital stock, other than dividends from one of its wholly owned subsidiaries to Citizens or another of its wholly owned subsidiaries.

Representations and Warranties

The representations, warranties and covenants described below and included in the merger agreement were made only for purposes of the merger agreement and as of specific dates, are solely for the benefit of FirstMerit and Citizens, may be subject to limitations, qualifications or exceptions agreed upon by the parties, including those included in confidential disclosures made for the purposes of, among other things, allocating contractual risk between FirstMerit and Citizens rather than establishing matters as facts, and may be subject to standards of materiality that differ from those standards relevant to investors. You should not rely on the representations, warranties, or covenants or any description thereof as characterizations of the actual state of facts or condition of FirstMerit, Citizens or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations, warranties, and covenants may change after the date of the merger agreement, which subsequent information may or may not be fully reflected in public disclosures by FirstMerit or Citizens. The representations and warranties and other provisions of the merger agreement should not be read alone, but instead should be read only in conjunction with the information provided elsewhere in this joint proxy statement/prospectus and in the documents incorporated by reference into this joint proxy statement/prospectus. See “Where You Can Find More Information” on page [    ].

The merger agreement contains customary representations and warranties of Citizens and FirstMerit relating to their respective businesses. The representations and warranties in the merger agreement do not survive beyond the effective time of the merger.

Each of FirstMerit and Citizens has made representations and warranties regarding, among other things:

•	corporate matters, including due organization, qualification and subsidiaries;

•	capitalization;

•	authority relative to execution and delivery of the merger agreement and the absence of conflicts with, or violations of, organizational documents or other obligations as a result of the merger;

•	required governmental filings and consents;

•	compliance with applicable laws and permits;

•	SEC reports, financial statements, internal controls and absence of undisclosed liabilities;

•	the accuracy of information supplied for inclusion in this joint proxy statement/prospectus and other similar documents;

•	the absence of certain changes or events;

•	employee benefit matters;

•	labor matters;

•	certain material contracts;

•	litigation;

•	agreements with bank regulators;

•	environmental matters;

•	intellectual property matters;

•	assets and properties;

•	tax matters;

•	vote required;

•	broker’s fees payable in connection with the merger; and

•	receipt of an opinion of its financial advisor.

The merger agreement includes additional representations of Citizens regarding inapplicability of the Michigan takeover statute, risk management instruments, loan matters, data and customer security and privacy, and its trust business. The merger agreement also includes additional representations of FirstMerit regarding financing and ownership of Citizens common stock.

Certain representations and warranties of FirstMerit and Citizens are qualified as to “materiality” or “material adverse effect.” For purposes of the merger agreement, a “material adverse effect,” when used in reference to FirstMerit or Citizens, means any change, effect, event, occurrence, state of facts or development that (1) is or would reasonably be expected to be materially adverse to the business, assets, properties, condition (financial or otherwise) or results of operations of the applicable party and its subsidiaries taken as a whole, or (2) prevents or materially impairs or delays the ability of the applicable party to perform its obligations under the merger agreement or to consummate the merger or any of the other transactions contemplated by the merger agreement or would reasonably be expected to do so.

In determining whether a material adverse effect has occurred or would reasonably be expected to occur, FirstMerit and Citizens will disregard any effects resulting from:

•

any adverse change, effect, event, occurrence, state of facts or development demonstrably resulting from the announcement or pendency of the merger or the transactions contemplated by the merger agreement, including any rating agency downgrade of FirstMerit or Citizens, as applicable, resulting therefrom;

•

any adverse change, effect, event, occurrence, state of facts or development attributable to conditions generally affecting any of the industries in which FirstMerit or Citizens, as applicable, participates, the U.S. economy or financial or credit markets (including changes in prevailing interest rates, credit availability, liquidity and quality, currency exchange rates, price levels or trading volumes in the United States or foreign securities markets), except to the extent that the effects of such change on FirstMerit or Citizens, as applicable, are disproportionately adverse compared to others in their industry;

•

any adverse change, effect, event, occurrence, state of facts or development arising from or relating to actions expressly required by the terms of the merger agreement, or action taken, or failure to act, to which the other party has been informed of and consented in writing prior thereto;

•

changes in laws after the date of the merger agreement, except to the extent that the effects of such change on FirstMerit or Citizens, as applicable, are disproportionately adverse compared to others in their industry;

•

changes in GAAP after the date of the merger agreement, except to the extent that the effects of such change on FirstMerit or Citizens, as applicable, are disproportionately adverse compared to others in their industry;

•

any outbreak or escalation of hostilities, declared or undeclared acts of war or terrorism, except to the extent that the effects of such change on FirstMerit or Citizens, as applicable, are disproportionately adverse compared to others in their industry;

•

any failure by FirstMerit or Citizens, as applicable, to meet any published or internally prepared estimates of revenues, earnings or other economic performance for any period ending on or after the date of the merger agreement and prior to closing, other than in connection with a failure to appropriately update such estimates to the extent there is a duty to update under applicable law (although the facts and circumstances giving rise to such failure may be deemed to constitute, and may be taken into account in determining whether this has been a “material adverse effect”); or

•

a decline in the price of the FirstMerit or Citizens, as applicable, common stock on the Nasdaq or any other trading market (although the facts and circumstances giving rise to such failure may be deemed to constitute, and may be taken into account in determining whether this has been a “material adverse effect”).

Covenants and Agreements

Each of FirstMerit and Citizens has undertaken customary covenants that place restrictions on it and its subsidiaries until the completion of the merger. Each of FirstMerit and Citizens has agreed to conduct its operations in the ordinary course consistent with past practice and to use reasonable best efforts to preserve substantially intact its business organization, goodwill and present relationships with its material customers, material suppliers, key employees and regulatory authorities.

In addition to the general covenants above, Citizens further agrees that, subject to specified exceptions and except with FirstMerit’s prior written consent (not to be unreasonably withheld or delayed), Citizens will not, and will not permit its subsidiaries to, among other things, undertake the following actions:

•	amend any of its articles of incorporation, bylaws or similar organizational documents;

•

issue or authorize the issuance of any shares of capital stock of, or other equity interests in, Citizens or securities convertible or exchangeable or exercisable for any shares of such capital stock or other equity interests, or any options, warrants or other rights of any kind to acquire any shares of such capital stock or other equity interests or such convertible or exchangeable securities of Citizens, other than the issuance of its common stock in connection with salary stock arrangements in effect on the date of the merger agreement (which may be continued at their current levels through the effective time of the merger at Citizens’ sole discretion), or upon the exercise of its options or warrants outstanding on the date of the merger agreement (including the Citizens TARP Warrant) or the settlement of its RSUs outstanding on the date of the merger agreement;

•

sell, pledge, dispose of, transfer, lease, license, guarantee or encumber, or authorize the sale, pledge, disposition, transfer, lease, license, guarantee or encumbrance of, any material property or assets of Citizens or any of its subsidiaries, except in the ordinary course of business;

•

declare, set aside, make or pay any dividend or other distribution (whether payable in cash, stock, property or a combination thereof) with respect to any of its common stock (other than dividends paid by a wholly owned subsidiary to Citizens or to any other wholly owned subsidiary) or enter into any agreement with respect to the voting of its capital stock;

•

other than in the case of a wholly owned subsidiary, reclassify, combine, split, subdivide or redeem, purchase or otherwise acquire, directly or indirectly (other than cashless exercises of its options or the Citizens TARP Warrant or repurchases of its restricted stock or shares issued upon vesting and settlement of its RSUs), any of its capital stock, other equity interests or other securities;

•

acquire (including by merger, consolidation, or acquisition of stock or assets) any equity interest in any person or all or substantially all of the assets of any person, other than incident to foreclosures in connection with debts previously contracted in good faith;

•	make any change in accounting policies or procedures, except as required by GAAP or governmental authority;

•	take any action that would prevent the merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code;

•	take any action that would be reasonably likely to delay the effectiveness of the registration statement;

•

make, change or rescind any tax election, change a tax accounting period, adopt or change any tax accounting method, file any amended tax return, enter into any tax closing agreement, settle any tax claim or assessment relating to Citizens or any of its subsidiaries, surrender any right to claim a refund of taxes, consent to extension or waiver of the statute of limitations applicable to any tax, or take any similar action;

•

settle or compromise any pending or threatened suit, action or claim (i) relating to the transactions contemplated by the merger agreement, (ii) that places any material prohibitions or restrictions on the business or operations of Citizens or any of its subsidiaries, or (iii) would require payment by Citizens or any of its subsidiaries of an amount greater than $200,000, in the aggregate, per suit, action or claim in excess of applicable insurance coverage or specific loss reserves reflected on the balance sheet of Citizens included in the Quarterly Report on Form 10-Q of Citizens for the quarter ended June 30, 2012, as filed with the SEC on August 6, 2012;

•

(A) incur, assume or prepay (provided that such prepayment triggers a penalty, additional cost or expense or loss to Citizens or any of its subsidiaries) any long-term or short-term debt or issue any debt securities except for borrowings or prepayments under existing lines of credit or in the ordinary course of business and refinancing of existing indebtedness (it being understood that incurrence or prepayment of indebtedness in the ordinary course of business of the Citizens Bank includes deposits, FHLB borrowings, repurchase agreements and similar liabilities in the ordinary course of the Citizens Bank’s business consistent with past practice); or (B) assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for any material obligations of any other person, except for obligations of Citizens or any wholly owned subsidiary incurred in compliance with clause (A);

•

(A) except as may be required by law or by the terms of such Citizens benefit plan as in existence on the date of the merger agreement, enter into (other than renewals of existing Citizens benefit plans in the ordinary course of business and consistent with past practice that do not result in material increased cost or liability to Citizens or any of its subsidiaries), adopt, amend (except to comply with, conform to or secure an exemption from the requirements of Section 409A of the Code, but only to the extent that such Section 409A-related actions do not result in increased cost or liability to Citizens or any of its subsidiaries (or FirstMerit or any of its subsidiaries following the effective time of the merger), other than immaterial administrative costs in connection with the taking of such actions or terminate any Citizens benefit plan, or change any actuarial assumptions related thereto; (B) increase in any manner the compensation or benefits of any current or former director, employee or consultant, except (i) for normal increases in the ordinary course of business consistent with past practice that do not exceed, in the aggregate on an annualized basis, 2.3% of Citizens’ compensation and benefits costs for the twelve month period prior to the date of the merger agreement or (ii) as required under any Citizens benefit plan existing on the date of the merger agreement; (C) accelerate, amend or change the period of exercisability or vesting of any award under any Citizens stock plan, or authorize cash payments in exchange for any such award; (D) establish, adopt or enter into any collective bargaining agreement or other contract or work rule or practice with any labor union or organization; (E) fund (or agree to fund) any compensation or benefits under any Citizens benefit plan, including through a “rabbi” or similar trust; or (F) hire (or agree to hire) any employee who would have an annual base salary in excess of $120,000; provided, however, that all compensation and benefits shall be subject to the limitations resulting from, and shall be in compliance with applicable law, including those limits imposed due to the ownership of the Citizens TARP Preferred Stock by the Treasury;

•

(i) except in the ordinary course of business, enter into, modify, amend or terminate any of its material contracts or waive, release, compromise or assign any material rights or claims, or (ii) enter into, modify or amend any contract that restricts its ability to conduct its business with any third party or in any geographic area, line of business or similar type of agreements;

•

enter into any material new line of business or change in any material respect its lending, investment, risk and asset liability management, interest rate or fee pricing with respect to depository accounts, hedging and other material banking or operating policies, except in the ordinary course of business consistent with past practice or as required by law or a governmental authority;

•

make, or commit to make, any capital expenditures not provided for in the capital expenditure budget previously disclosed to FirstMerit and in excess of $100,000 individually or $500,000 in the aggregate;

•

except as required by law or applicable regulatory authorities, make any material changes in its policies and practices with respect to underwriting, pricing, originating, acquiring, selling, servicing, or buying or selling rights to service loans;

•

make a loan in material violation of, or otherwise fail to comply in all material respects with, the underwriting and credit policies of Citizens and its subsidiaries as they are in effect as of the date of the merger agreement;

•

restructure or materially change its investment securities portfolio or its gap position, through purchases, sales or otherwise, or its policies with respect to the classification or reporting of such portfolios; or

•	authorize or enter into any agreement or otherwise make any commitment to do any of the foregoing.

FirstMerit further agrees that, with certain exceptions and except with Citizens’ prior written consent (not to be unreasonably withheld or delayed), FirstMerit will not, and will not permit its subsidiaries to, among other things, undertake the following extraordinary actions:

•	amend its articles of incorporation or bylaws or equivalent organizational documents;

•

issue or authorize the issuance of any shares of its common stock or securities convertible or exchangeable or exercisable for any shares of its common stock, or any options, warrants or other rights of any kind to acquire any shares of its common stock, other than (a) the authorization or issuance of its common stock or securities convertible or exchangeable or exercisable for any shares of its common stock, or any options, warrants or other rights of any kind to acquire any shares of its common stock to the employees or directors of FirstMerit or its subsidiaries in connection with compensation and benefits arrangements, including in connection with salary stock arrangements in effect on the date of the merger agreement (which may be continued at their current levels through the effective time of the merger at FirstMerit’s sole discretion), (b) without limiting the generality of the preceding clause, the authorization or issuance of its common stock upon the exercise of its options or warrants outstanding on the date of the merger agreement (including the Citizen TARP Warrant), (c) the authorization or issuance of its common stock as may be necessary or desirable to obtain the consent or approval of any governmental authority with respect to the merger and the transactions contemplated by the merger agreement, or as may be otherwise necessary or desirable to maintain an appropriate amount of regulatory capital in connection with the consummation of the merger and the transactions contemplated by the merger agreement, (d) the authorization or issuance of its common stock in connection with the consummation of the merger, and (e) to the extent otherwise permitted under the merger agreement;

•

sell, pledge, dispose of, transfer, lease, license, guarantee or encumber, or authorize the sale, pledge, disposition, transfer, lease, license, guarantee or encumbrance of, any material property or assets of FirstMerit or any of its subsidiaries, except in the ordinary course of business;

•

declare, set aside, make or pay any dividend or other distribution (whether payable in cash, stock, property or a combination thereof), with respect to any of its capital stock other than (A) dividends paid by a wholly owned subsidiary to FirstMerit or any other wholly owned subsidiary or (B) quarterly dividends at or below the rate paid to shareholders in 2011;

•

other than in the case of a wholly owned subsidiary, reclassify, combine, split, subdivide or redeem, purchase or otherwise acquire, directly or indirectly (other than cashless exercise of FirstMerit options), any of its capital stock, other equity interests or other securities;

•

acquire (including, without limitation, by merger, consolidation, or acquisition of stock or assets) any interest in any person or any assets in any transaction that would require the approval of a banking authority, other than acquisitions pursuant to which the consideration to be paid by FirstMerit and its subsidiaries therefor, in the aggregate, is less than $250,000,000 (in cash or securities of FirstMerit) that would not reasonably be expected to impede or delay the receipt of any necessary governmental approval in any material respect;

•	take any action that would prevent the merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code;

•	take any action that would be reasonably likely to materially delay the effectiveness of the registration statement;

•	settle or compromise any pending or threatened suit, action or claim relating to the transactions contemplated by the merger agreement;

•

(A) incur, assume or prepay any long-term or short-term debt or issue any debt securities, except for borrowings or prepayments under existing lines of credit or in the ordinary course of business and refinancing of existing indebtedness (it being understood that incurrence or prepayment of indebtedness in the ordinary course of business of FirstMerit Bank, N.A. includes deposits, FHLB borrowings, repurchase agreements and similar liabilities in the ordinary course of FirstMerit Bank, N.A.’s business consistent with past practice); or (B) assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for any material obligations of any other person, except for obligations of FirstMerit or any wholly owned subsidiary incurred in compliance with clause (A);

•

make, change or rescind any tax election, change a tax accounting period, adopt or change any tax accounting method, file any amended tax return, enter into any tax closing agreement, settle any tax claim or assessment relating to FirstMerit or any of its subsidiaries, surrender any right to claim a refund of taxes, consent to extension or waiver of the statute of limitations applicable to any tax, or take any similar action, except in each case for any such actions that would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on FirstMerit, taking into account the relative benefits of taking any such action; or

•	authorize or enter into any agreement or otherwise make any commitment to do any of the foregoing.

The merger agreement also contains mutual covenants relating to the preparation of this joint proxy statement/prospectus, access to information of the other company and public announcements with respect to the transactions contemplated by the merger agreement. FirstMerit has also agreed to use its reasonable best efforts to cause the shares of FirstMerit common stock issuable or to be reserved for issuance in connection with the merger to be approved for listing on the Nasdaq prior to the closing date of the merger.

Reasonable Best Efforts

FirstMerit and Citizens have agreed to use reasonable best efforts to (A) take all appropriate action, and do all things necessary, proper or advisable under any applicable law to consummate and make effective the merger and the other transactions contemplated by the merger agreement as promptly as reasonably practicable, (B) obtain from governmental authorities any consents, licenses, permits, waivers, approvals, authorizations or orders required to be obtained or made by FirstMerit or Citizens or any of their respective subsidiaries, or to avoid any action or proceeding by any governmental authority (including those in connection with antitrust laws), in connection with the authorization, execution and delivery of the merger agreement and the consummation of the merger and the other transactions contemplated by the merger agreement, (C) make or cause to be made the applications or filings required to be made by FirstMerit or Citizens or any of their respective subsidiaries under or with respect to any laws in connection with the authorization, execution and delivery of the merger agreement and the consummation of the merger and the other transactions contemplated by the merger agreement, and to pay any fees due from it in connection with such applications or filings, as promptly as is reasonably practicable, and in any event within 10 business days after the date of the merger agreement except as otherwise provided in the merger agreement, (D) comply at the earliest practicable date with any request under or with respect to any such laws for additional information, documents or other materials received by FirstMerit or Citizens or any of their respective subsidiaries from any governmental authority in connection with such applications or filings or the merger and the other transactions contemplated by the merger agreement and (E) coordinate and cooperate with, submit to the other party for review and give due consideration to all reasonable additions, deletions or changes suggested by the other party in connection with, making (1) any filing or application under or with respect to any such laws, (2) the filing of this joint proxy statement/prospectus, the registration statement and any other filings, and (3) any filings, conferences or other submissions related to resolving any investigation or other inquiry by any governmental authority. Each of FirstMerit and Citizens have agreed to furnish to the other party all information necessary for any such application or other filings to be made in connection with the merger or other transactions contemplated by the merger agreement, including all banking filings. Each of FirstMerit and Citizens have agreed to promptly inform the other of any communication with, and any proposed understanding, undertaking or agreement with, any governmental authority regarding any such application or filing. If either party intends to independently participate in any meeting with any governmental authority in respect of any such filings, investigation or other inquiry, then such party has agreed to give the other party reasonable prior notice of, and the opportunity to participate in, such meeting. Each of FirstMerit and Citizens have agreed to coordinate and cooperate with one another in connection with any analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of any party in connection with all meetings, actions and proceedings under or relating to any such application or filing.

FirstMerit has further agreed to cooperate in good faith with all governmental authorities and has agreed to take, or cause to be taken, any and all steps and make, or cause to be made, any and all undertakings necessary in order to obtain any approvals sought from any governmental authority and to obtain the consent of the FDIC, eliminate each and every impediment asserted by any governmental authority under any applicable law, cause the expiration of any notice or waiting periods under any applicable law and avoid the entry of any injunction, temporary restraining order or other order in any suit or proceeding, which would otherwise have the effect of preventing or delaying the closing, in each case so as to lawfully complete the merger, the bank merger and the other transactions contemplated by the merger agreement as promptly as practicable, including (A) agreeing to conditions imposed by any governmental authority and proposing, negotiating, committing to and effecting, by consent decree, order or otherwise, the sale, divestiture, disposition or holding separate of assets or businesses of FirstMerit, Citizens or any of their respective subsidiaries and (B) accepting any operational restrictions or otherwise taking or committing to take actions that limit any of FirstMerit’s, Citizens’ or their respective subsidiaries’ freedom of action with respect to, or its ability to retain or freely operate, any of the assets, properties, operations or businesses of FirstMerit, Citizens or any of their respective subsidiaries. However, FirstMerit is not required to consent to or take any action such that, individually or in the aggregate, would be reasonably expected to, in the good faith reasonable judgment of FirstMerit’s board of directors (1) materially and adversely affect the business, operations, financial condition, property or assets of the combined enterprise of FirstMerit and Citizens and their respective subsidiaries or (2) materially impair the value of Citizens to FirstMerit (taking into account any offsetting benefit to FirstMerit or its subsidiaries from taking any such action). FirstMerit and Citizens have also agreed to cooperate and use all reasonable best efforts to prepare as promptly as possible all documentation, to make all requisite regulatory filings and to obtain any necessary permits, consents, approvals or authorizations of governmental entities necessary to consummate the transactions contemplated by the merger agreement as soon as practicable.

Employee Benefit Matters

FirstMerit has agreed to recognize all service of any director, officer or employee of Citizens or any of its subsidiaries (referred to herein as Citizens employees) with Citizens or any of its subsidiaries for purposes of determining eligibility to participate, vesting and amount of benefit, in each case where length of service is relevant in any FirstMerit benefit plan (but in each case other than benefit accruals under defined benefit plans and supplemental executive retirement plans), in which such Citizen employees may be eligible to participate after the effective time of the merger and only to the extent that such service was recognized in a corresponding Citizens benefit plan prior to the date of the merger agreement; provided that the foregoing shall not apply to the extent that its application would result in any duplication of benefits, or with respect to frozen or grandfathered plans of FirstMerit or any of its subsidiaries.

From and after the effective time of the merger, FirstMerit has agreed to, or will cause the applicable subsidiary to, honor, in accordance with their terms as in effect immediately prior to the effective time of the merger, all existing Citizens benefit plans previously disclosed to FirstMerit (including providing or paying when due to any current or former director, officer or employee of Citizens or any of its subsidiaries), all benefits and compensation pursuant to such Citizens benefit plans earned or accrued through, and to which such individuals are entitled due to the consummation of the merger as of, the effective time of the merger (or such later time as such Citizens benefit plans may remain in effect following the such time). FirstMerit acknowledges that consummation of the merger shall constitute a change in control as defined in applicable Citizens benefit plans.

For a period ending on December 31, 2013, FirstMerit will, or will cause its applicable subsidiary to, provide to Citizens employees who remain employed by FirstMerit or any of its subsidiaries after the effective time of the merger, benefits and compensation that, in the aggregate, are substantially comparable to the benefits and compensation provided to Citizens employees under Citizens benefit plans as in effect immediately prior to the effective time of the merger, which benefits and compensation may be provided under the Citizens benefit plans, FirstMerit benefit plans or any other compensatory programs and arrangements of FirstMerit, Citizens or any of their respective subsidiaries. Notwithstanding the foregoing, until December 31, 2013, FirstMerit will, or will cause the applicable subsidiary to, provide Citizens employees with the same severance benefits as provided under the existing Citizens program, as in effect immediately prior to the date of the merger agreement.

FirstMerit has further agreed to offer to enter into and execute change in control agreements with specific employees (who remain employed through the effective time of the merger) as soon as reasonably practicable (and in no event after the earlier of (i) the termination of employment after the effective time of the merger, or (ii) the fifth day following the effective time of the merger).

Agreement Not to Solicit Other Offers

Each of Citizens and FirstMerit has agreed that it will not, nor will it permit or authorize its subsidiaries or any of its or their directors or officers to, and will use its reasonable best efforts to cause any other employees, accountants, consultants, legal counsel, advisors, agents and other representatives not to, directly or indirectly, take any action to:

•	solicit, initiate or encourage any acquisition proposal (as defined below);

•	participate in any way in discussions or negotiations with, or furnish any non-public information to, any person with respect to an acquisition proposal other than the merger;

•	withdraw or modify its recommendation for approval in a manner adverse to the other party;

•

other than the merger, approve, recommend or take any public position (including any position communicated to its shareholders or any other person, but not including communications made in internal discussions among its management and its advisors) other than “against” any acquisition proposal; or

•	enter into an agreement or letter of intent regarding an acquisition proposal.

However, the Citizens board of directors or the FirstMerit board of directors is permitted to:

(i) take and disclose to its shareholders a position with respect to any tender or exchange offer by a third party or amend or withdraw such a position complying with Rule 14d-9 and Rule 14e-2 promulgated under the Exchange Act in a manner consistent with its other obligations under the relevant merger agreement provisions; or

(ii) prior to FirstMerit or Citizens obtaining its shareholder approval, negotiate or otherwise engage in discussions with, and furnish nonpublic information to, any person in response to an unsolicited written acquisition proposal by such person, if (A) its board of directors determines in good faith after consultation with and advice from a financial advisor of nationally recognized reputation, that such proposal is reasonably likely to result in a superior proposal, (B) such person executes a confidentiality agreement no less favorable to it than the confidentiality agreement between Citizens and FirstMerit, (C) the FirstMerit or Citizens board of directors, as applicable, determines in good faith after consultation with its outside legal counsel that the failure to engage in such negotiation or discussions or provide such information would be reasonably likely to violate its board of directors’ fiduciary duties under applicable law, (D) its board of directors determines in good faith after consultation with its outside legal counsel that such proposal did not result from a breach of its agreement not to solicit other offers, and (E) subject to providing twenty-four hours’ prior written notice of its decision to take such action to the other party.

Each of Citizens and FirstMerit has agreed that its board of directors will recommend that its shareholders approve the merger agreement. Each of Citizens and FirstMerit has further agreed that its board of directors will not (1) withdraw or modify, or publicly propose to withdraw or modify, in a manner adverse to the other party, its recommendation of the merger agreement and that its shareholders vote in favor of the merger agreement or (2) approve, recommend or take a public position with respect to, or publicly propose to approve, recommend or take a public position with respect to, any acquisition proposal. However, provided that it has not breached its non-solicitation covenant, prior to receipt of the requisite shareholder approval, either board of directors may:

(i) make an adverse recommendation change (as defined below), if the board of directors determines in good faith after consultation with its outside legal counsel that failure to make an adverse recommendation change would be reasonably likely to violate its fiduciary duties under applicable law;

(ii) approve or recommend any superior proposal (as defined below), if FirstMerit or Citizens, as applicable, has received a proposal which its board determines in good faith after consultation with a financial advisor of nationally recognized reputation constitutes a superior proposal and its board determines in good faith, after consultation with its outside legal counsel, that the failure to take such action would be reasonably likely to violate its fiduciary duties under applicable law;

(iii) to take any action otherwise prohibited by the agreement not to solicit other offers, if FirstMerit or Citizens, as applicable, has received a proposal which its board determines in good faith after consultation with a financial advisor of nationally recognized reputation constitutes a superior proposal and its board determines in good faith, after consultation with its outside legal counsel, that the failure to take such action would be reasonably likely to violate its fiduciary duties under applicable law; or

(iv) to terminate the merger agreement and in connection therewith enter into an agreement with respect to such superior proposal, if FirstMerit or Citizens, as applicable, has received a proposal which its board determines in good faith after consultation with a financial advisor of nationally recognized reputation constitutes a superior proposal and its board determines in good faith, after consultation with its outside legal counsel, that the failure to take such action would be reasonably likely to violate its fiduciary duties under applicable law.

Each of FirstMerit and Citizens has agreed not to exercise its right to terminate the merger agreement in order to approve and enter into a transaction agreement in connection with a superior proposal unless (A) it has delivered to the other party a prior written notice, not less than five business days prior to the time such action is intended to be taken, advising the other party that it or its board of directors intends to take such action with respect to a superior proposal, specifying in reasonable detail the material terms of the superior proposal, (B) it negotiates with the other party in good faith to make such adjustments to the terms and conditions of the merger agreement, the merger and the other transactions contemplated by the merger agreement as would enable its board of directors to determine that failing to take such actions would not be reasonably likely to violate its board of directors’ fiduciary duties under applicable law, and (C) on or before the fifth business day following receipt by the other party of such notice, and taking into account any revised proposal made by the other party since receipt of the notice referred to in clause (A), such superior proposal remains a superior proposal. In the event of any modification to the superior proposal, the party receiving such proposal will comply with the above notice and negotiation obligations but such additional notice period will be reduced to three business days.

Each of FirstMerit and Citizens has agreed to, as promptly as practicable (but in no case later than twenty-four hours after its receipt), (1) notify the other party in writing of the receipt of any acquisition proposal (including the material terms thereof and the identity of the person making it); (2) inform the other party regarding any material changes to the status, terms and details (including amendments or proposed amendments) of such acquisition proposal; and (3) deliver to the other party concurrently with the delivery to such person or its representatives a copy of any non-public information permitted to be delivered which has not previously been delivered to the other party.

As used in the summary of the Merger Agreement, “adverse recommendation change” means:

•

the withdrawal or failure to make (or modification in a manner adverse to the other party), or public proposal to withdraw (or modify in a manner adverse to the other party), the approval, recommendation or declaration of advisability by its board of directors or any committee thereof of the merger agreement or the merger,

•

recommendation of the approval or adoption of, or the taking of a position other than “against” (or any public proposal to approve or adopt), any acquisition proposal by its board of directors or any committee thereof; or

•	failure to recommend to its shareholders that approval of the merger agreement is advisable at its shareholders’ meeting.

As used in the summary of the merger agreement, “acquisition proposal” means:

•

With respect to Citizens, any bona fide offer or proposal concerning any (A) merger, consolidation, business combination, recapitalization, liquidation or dissolution or similar transaction involving Citizens or any significant subsidiary of Citizens, (B) sale, lease, exchange, transfer or other disposition directly or indirectly by merger, consolidation, business combination, share exchange, joint venture, or otherwise of assets of Citizens or any of its subsidiaries representing 15% or more of the consolidated assets of Citizens and its subsidiaries, taken as a whole, (C) inquiry, issuance, sale, or other disposition of (including by way of merger, consolidation, business combination, tender offer, share exchange, joint venture, or any similar transaction) equity interests representing 15% or more of the voting power of Citizens, (D) transaction in which any person or group shall acquire beneficial ownership, or the right to acquire beneficial ownership of 15% or more of the outstanding voting capital stock of Citizens or (E) any combination of, or any transaction similar to, the foregoing (other than the merger), as the same may be amended or revised from time to time.

•

With respect to FirstMerit, any bona fide offer or proposal concerning any (A) merger, consolidation, business combination, recapitalization, liquidation or dissolution or similar transaction involving FirstMerit where the holders of FirstMerit’s common stock immediately prior to the consummation thereof represent less than 85% of the holders of the resulting entity, (B) sale, lease, exchange, transfer or other disposition directly or indirectly by merger, consolidation, business combination, share exchange, joint venture, or otherwise of assets of FirstMerit or any of its subsidiaries representing 15% or more of the consolidated assets of FirstMerit and its subsidiaries, taken as a whole, (C) inquiry, issuance, sale, or other disposition of (including by way of merger, consolidation, business combination, tender offer, share exchange, joint venture, or any similar transaction) equity interests representing 15% or more of the voting power of FirstMerit, (D) transaction in which any person or group shall acquire beneficial ownership, or the right to acquire beneficial ownership of 15% or more of the outstanding voting capital stock of FirstMerit or (E) any combination of, or any transaction similar to, the foregoing (other than the merger), as the same may be amended or revised from time to time.

As used in the summary of the merger agreement, “superior proposal” means any unsolicited bona fide written acquisition proposal (with the relevant percentages in the definition of such terms increased to 50%) made by a third party that the receiving party’s board determines in good faith (after consultation with outside counsel and its financial advisor) would, if consummated, result in a transaction that is more favorable, from a financial point of view, to its shareholders than the merger or the transactions contemplated by the merger agreement.

Expenses and Fees

In general, each of FirstMerit and Citizens will be responsible for all expenses incurred by it in connection with the negotiation and completion of the transactions contemplated by the merger agreement. However, the costs and expenses of printing and mailing this joint proxy statement/prospectus, and all filing and other fees paid to the SEC in connection with the merger, will be borne equally by Citizens and FirstMerit. In addition, as described further below under “Termination Fee,” upon termination of the merger agreement under specified circumstances, FirstMerit or Citizens may be required to pay the other party a termination fee and certain other expenses.

Indemnification and Insurance

The merger agreement provides that from and after the effective time of the merger, (i) FirstMerit will indemnify all past and present directors, officers, employees and agents of Citizens (which is referred to collectively as covered persons) to the same extent such persons would be entitled to be indemnified as of the date of the merger agreement by Citizens pursuant to the Citizens restated articles, the Citizens bylaws and indemnification agreements in existence on the date of the merger agreement with any covered persons for acts or omissions occurring at or prior to the effective time of the merger and (ii) each covered person will also be entitled to advancement of expenses incurred in the defense of any litigation with respect to any matters subject to indemnification to the extent such covered person is entitled to indemnification as of the date of the merger agreement (subject to the obligation to repay such advanced expenses if ultimately determined such covered person is not entitled to indemnification). FirstMerit also agrees that from and after the effective time of the merger for a period of no less than six years following the completion of the merger, FirstMerit’s charter or bylaws will contain provisions no less favorable with respect to indemnification, advancement of expenses and exculpation of covered persons than are currently set forth in the Citizens restated articles and Citizens bylaws to the extent permitted by law. In addition, FirstMerit has agreed to assume in connection with the merger any indemnification agreements with covered persons in existence on the date of the merger agreement, without any further action, and those agreements will continue in full force and effect in accordance with their terms.

The merger agreement further provides that FirstMerit will cause the officers and directors of Citizens to be covered for a period of six years by directors’ and officers’ insurance no less favorable than Citizens’ policies in effect as of the date of the merger agreement, with respect to events occurring on or before the effective time of the merger; provided that FirstMerit will not be required to pay annual premiums in excess of 250% of Citizens’ premiums for such coverage prior to the merger. FirstMerit will also obtain as much run-off or tail coverage as is available for a period of six years up to 250% of the last premium paid by Citizens prior to September 12, 2012.

Conditions to Complete the Merger

The parties’ respective obligations to complete the merger are subject to the fulfillment or, in certain cases, waiver of certain conditions, including:

•	effectiveness of the registration statement for the FirstMerit common stock to be issued in connection with the merger;

•	obtaining the required approvals from the holders of FirstMerit common stock and Citizens common stock and Citizens preferred stock;

•	the absence of any legal prohibition on the completion of the merger;

•	the absence of any action by a government authority or court of competent jurisdiction which in effect prohibits and makes the completion of the merger illegal;

•	receipt of required regulatory approvals and expiration or termination of all applicable waiting or periods applicable to the merger and the bank merger;

•	FirstMerit’s common stock issuable to Citizens’ shareholders in the merger will have been approved for listing on the Nasdaq, subject to official notice of issuance; and

•

the consent, approval, waiver or non-objection or other determination by the FDIC has been received by FirstMerit and delivered to Citizens to permit the consummation of the merger and the transactions contemplated by the merger agreement.

In addition, FirstMerit’s obligations to complete the merger are subject to the fulfillment or, in certain cases, waiver of certain conditions, including:

•

the representations and warranties of Citizens as to organization and qualification, authority and broker’s fees payable in connection with the merger must be true and correct in all material respects and the representations and warranties of Citizens as to capitalization and the absence of a material adverse effect must be true and correct in all respects, in each case as of the date of the merger agreement and as of the closing date as though made as of the closing date;

•

the other representations and warranties of Citizens must be true and correct as of the date of the merger agreement and as of the closing date as though made as of the closing date (except to the extent such representations and warranties expressly relate to an earlier date, in which case as of such earlier date), except for inaccuracies of representations or warranties which, individually or in the aggregate, have not had a material adverse effect on Citizens;

•	Citizens’ performance in all material respects of all of its obligations in the merger agreement;

•	no material adverse effect on Citizens has occurred;

•	the delivery of a legal opinion from its counsel that the merger will qualify for federal income tax purposes as a “reorganization” within the meaning of Section 368(a) of the Code;

•	approval of the bank merger by the Office of the Comptroller of Currency and all other applicable governmental authorities, and all waiting periods have expired or terminated; and

•

receipt of required regulatory approvals without the imposition of conditions, restrictions or commitments to take action that, individually or in the aggregate, would reasonably be expected to, in the good faith reasonable judgment of FirstMerit’s board (1) materially and adversely affect the business, operations, financial condition, property or assets of the combined enterprise of FirstMerit and Citizens and their respective subsidiaries or (2) materially impair the value of Citizens to FirstMerit (taking into account any offsetting benefit to FirstMerit or its subsidiaries from taking any such action).

In addition, Citizens’ obligations to complete the merger are subject to the fulfillment or, in certain cases, waiver of certain conditions, including:

•

the representations and warranties of FirstMerit as to organization and qualification and authority must be true and correct in all material respects and the representations and warranties FirstMerit as to capitalization and the absence of a material adverse effect must be true and correct in all respects, in each case as of the date of the merger agreement and as of the closing date as though made as of the closing date;

•

the other representations and warranties of FirstMerit must be true and correct as of the date of the merger agreement and as of the closing date as though made as of the closing date (except to the extent such representations and warranties expressly relate to an earlier date, in which case as of such earlier date), except for inaccuracies of representations or warranties which, individually or in the aggregate, have not had a material adverse effect on FirstMerit;

•	FirstMerit’s performance in all material respects of all of its obligations in the merger agreement;

•	the delivery of a legal opinion from its counsel that the merger will qualify for federal income tax purposes as a “reorganization” within the meaning of Section 368(a) of the Code; and

•	no material adverse effect on FirstMerit has occurred.

FirstMerit and Citizens cannot provide assurance as to when or if all of the conditions to the merger can or will be satisfied or waived by the appropriate party. As of the date of this joint proxy statement/prospectus, FirstMerit and Citizens have no reason to believe that any of these conditions will not be satisfied. The tax opinion conditions are not waivable after approval of the applicable shareholders without further disclosure and approval by shareholders.

Amendment, Waiver and Termination of the Merger Agreement

The parties may amend the merger agreement by written agreement. Either party to the merger agreement may, subject to applicable law, extend the time for performance of the obligations or other acts of the other party, waive any inaccuracies in the representations and warranties of the other party, or waive compliance by the other party with any of the other agreements or conditions contained in the merger agreement.

The merger agreement may be terminated by mutual written consent by action of both party’s respective board of directors and by either party in the following circumstances:

•

if the merger has not been completed on or before June 12, 2013 (or September 12, 2013 in the event all conditions other than the “no legal prohibition” and “regulatory approval” conditions are satisfied or are capable of being satisfied at the time of the extension), unless the failure to complete the merger by that date is primarily due to the breach of the merger agreement by the party seeking to terminate the merger agreement;

•

if there has been a final, non-appealable denial of required regulatory approvals or an injunction prohibiting the transactions contemplated by the merger agreement or a law makes the consummation of the merger illegal or otherwise prohibits or prevents consummation of the merger;

•	if the requisite shareholder vote in connection with the merger agreement is not obtained at the Citizens shareholder meeting (or any adjournment or postponement thereof);

•

if the requisite shareholder vote in connection with the merger agreement or the issuance of FirstMerit shares in connection with the merger is not obtained at the FirstMerit shareholder meeting (or any adjournment or postponement thereof);

•

if prior to approval by the other party’s shareholders, the other party, its board or any committee of its board (1) makes an adverse recommendation change, (2) fails to make a statement in opposition and recommend rejection to the shareholders of a tender or exchange offer within the requisite period, (3) materially breaches its non-solicitation obligations under the merger agreement, or (4) materially breaches its obligation to call, give notice of, convene and hold its shareholders’ meeting;

•	in order to enter into an agreement in connection with a superior proposal; and

•

if any representation or warranty of the other party has become untrue or there is a breach of the merger agreement by the other party that would result in the failure of any of the related closing conditions and cannot or has not been cured by the June 12, 2013.

If the merger agreement is terminated, it will become void, and there will be no liability on the part of FirstMerit or Citizens, except that (1) termination will not relieve a breaching party from liability for any intentional breach and (2) the confidentiality agreement between the parties and certain specified provisions, including the provision regarding payment of fees and expenses, will survive termination. In addition, if the merger agreement is terminated, a termination fee is payable under certain circumstances as set forth below.

Termination Fee

Upon termination of the merger agreement under specified circumstances, FirstMerit or Citizens may be required to pay the other party a termination fee of $37.5 million.

FirstMerit is entitled to a termination fee payable by Citizens and reimbursement of its reasonable and documented out of pocket expenses by Citizens if the agreement is terminated as a result of the following events:

•

if the merger has not been completed on or before June 12, 2013 (or September 12, 2013 in the event all conditions other than the “no legal prohibition” and “regulatory approval” conditions are satisfied), the failure to complete the merger by that date is not due to the breach of the merger agreement by FirstMerit, an acquisition proposal is announced at the time of termination and Citizens enters into an agreement for an acquisition proposal within 12 months of termination;

•

if Citizens’ shareholders do not approve the merger, an acquisition proposal is announced at the time of termination and Citizens enters into an agreement for an acquisition proposal within 12 months of termination;

•

if prior to receipt of approval of the merger agreement by Citizens’ shareholders, Citizens, its board or any committee of its board (1) makes an adverse recommendation change, (2) fails to make a statement in opposition and recommend rejection to the shareholders of a tender or exchange offer within the requisite period, (3) materially breaches its non-solicitation obligations under the merger agreement, or (4) materially breaches its obligation to call, give notice of, convene and hold its shareholders’ meeting; and

•	if Citizens’ board terminates the merger agreement in order to enter into an agreement with respect to a superior proposal.

Citizens is entitled to a termination fee payable by FirstMerit and reimbursement of its reasonable and documented out of pocket expenses by FirstMerit if the agreement is terminated as a result of the following events:

•

if the merger has not been completed on or before June 12, 2013 (or September 12, 2013 in the event all conditions other than the “no legal prohibition” and “regulatory approval” conditions are satisfied), the failure to complete the merger by that date is not due to the breach of the merger agreement by Citizens, an acquisition proposal is announced at the time of termination and FirstMerit enters into an agreement for an acquisition proposal within 12 months of termination;

•

if FirstMerit’s shareholders do not approve the merger, an acquisition proposal is announced at the time of termination and FirstMerit enters into an agreement for an acquisition proposal within 12 months of termination;

•

if prior to receipt of approval of the merger agreement by FirstMerit’s shareholders, FirstMerit, its board or any committee of its board (1) makes an adverse recommendation change, (2) fails to make a statement in opposition and recommend rejection to the shareholders of a tender or exchange offer within the requisite period, (3) materially breaches its non-solicitation obligations under the merger agreement, or (4) materially breaches its obligation to call, give notice of, convene and hold its shareholders’ meeting; and

•	if FirstMerit’s board terminates the merger agreement in order to enter into an agreement with respect to a superior proposal.

Stock Market Listing

Application will be made by FirstMerit to have the shares of FirstMerit common stock to be issued in the merger approved for listing on the Nasdaq, which is the principal trading market for existing shares of FirstMerit common stock. It is a condition to both parties’ obligation to complete the merger that such approval is obtained, subject to official notice of issuance. As promptly as reasonably practicable following completion of the merger, Citizens common stock will be delisted from the Nasdaq and deregistered under the Exchange Act.

Amendments, Extensions and Waivers

The merger agreement may be amended by the parties, by action taken or authorized by their respective boards of directors, at any time before or after approval of the merger agreement proposal by the shareholders of either party, in writing signed on behalf of each of the parties, provided that after any approval of the merger agreement by the shareholders of either party, there may not be, without further approval of such shareholders, any amendment of the merger agreement that requires further approval under applicable law.

At any time prior to the effective time of the merger, the parties, by action taken or authorized by their respective boards of directors, may (a) extend the time for the performance of any of the obligations or other acts of the other party, (b) waive any inaccuracies in the representations and warranties contained in the merger agreement or (c) waive compliance with any of the agreements or conditions contained in the merger agreement. Any agreement on the part of a party to any extension or waiver must be in writing.

INFORMATION ABOUT FIRSTMERIT

FirstMerit is a $14.4 billion bank holding company organized in 1981 under the laws of the State of Ohio and registered under the Bank Holding Company Act of 1956, as amended. FirstMerit’s principal business consists of owning and supervising its affiliates. The principal executive offices of FirstMerit are located at III Cascade Plaza, Akron, Ohio 44308, and its telephone number is (330) 996-6300.

At December 31, 2011, FirstMerit Bank, N.A., the Corporation’s principal subsidiary, operated a network of 206 banking offices and 214 automated teller machines. Its offices span a total of 24 counties in Ohio (including Ashland, Ashtabula, Crawford, Cuyahoga, Delaware, Erie, Fairfield, Franklin, Geauga, Holmes, Huron, Knox, Lake, Lorain, Lucas, Madison, Medina, Portage, Richland, Seneca, Stark, Summit, Wayne and Wood ), 6 counties in Illinois (including Cook, DuPage, Kane, Lake, McHenry, and Will), and Lawrence County in Pennsylvania. In its principal market in Northeastern Ohio, FirstMerit serves nearly 455,000 retail households and commercial businesses in the 15th largest consolidated metropolitan statistical area in the United States by population (which combines the primary metropolitan statistical areas for Cleveland-Elyria-Mentor, Akron, and Ashtabula Ohio). After integration of three acquisitions in 2010, FirstMerit now operates 46 branches in the Chicago, Illinois area, which is the third largest metropolitan statistical area in the United States by population (the Chicago-Naperville-Joliet, IL-IN-WI area) with a population of over 9.8 million where FirstMerit serves approximately 55,000 retail households and commercial businesses. FirstMerit and its direct and indirect subsidiaries had 3,177 employees at December 31, 2011.

FirstMerit operates primarily through FirstMerit Bank and its other subsidiaries, providing a wide range of banking, fiduciary, financial, insurance and investment services to corporate, institutional and individual customers throughout Ohio, Western Pennsylvania and Chicago, Illinois.

Additional information about FirstMerit and its subsidiaries is included in documents incorporated by reference in this document. See “Where You Can Find More Information” on page [    ].

INFORMATION ABOUT CITIZENS

Business

For purposes of this “Information About Citizens” section and unless the context indicates otherwise, all references to “Citizens” refer to Citizens Republic Bancorp, Inc. and its subsidiary. References to the “Holding Company” refer to Citizens Republic Bancorp, Inc. alone. All references to “Annual Consolidated Financial Statements” refer to the financial statements and accompanying notes included in this document under the heading “Index to Citizens Financial Statements” on page [    ]. Citizens’ common stock is traded on the Nasdaq Capital Market® under the symbol “CRBC.” Citizens’ principal executive offices are located at 328 South Saginaw Street, Flint, Michigan 48502, and the telephone number is (810) 766-7500.

General

Citizens was incorporated in the State of Michigan in 1980 with roots dating back to 1871. Citizens is a diversified banking and financial services company that is registered as a bank holding company under the Bank Holding Company Act of 1956, as amended (the “Bank Holding Company Act”). Citizens provides a full range of banking and financial services to individuals and businesses through its banking subsidiary, Citizens Bank (the “Bank”). These services include deposit products, loan products, and other consumer-oriented financial services such as safe deposit and night depository facilities, wealth management services and Automated Teller Machines (“ATMs”). Among the services designed specifically to meet the needs of businesses are various types of specialized financing, treasury management services, and transfer/collection facilities. Citizens is not dependent upon any single or limited number of customers, the loss of which would have a material adverse effect on Citizens. No material portion of the business is seasonal.

Geographic Locations

Citizens conducts operations through 219 offices and 249 ATM locations throughout Michigan, Wisconsin, and Ohio with 1,987 full-time equivalent employees as of December 31, 2011. In Michigan, the primary markets are concentrated in the Lower Peninsula, primarily in the Mid-Michigan and Southeast Michigan areas, with a small presence in the Upper Peninsula. In Wisconsin, the primary markets include the greater Green Bay Metropolitan area, the Fox Valley region which extends from Appleton to Oshkosh, suburban Milwaukee, and also rural markets in southern and northern Wisconsin. In Ohio, the primary market is the greater Cleveland area. All of Citizens’ assets are located in the United States.

Properties

Citizens’ executive offices are located at 328 South Saginaw Street, Flint, Michigan in the main office building of Citizens Bank, the bank subsidiary. The bank subsidiary operates through 219 offices. Of these, 60 are leased and the remainder are owned and not subject to any material liens. Rent expense on the leased properties totaled $5.9 million in 2011. The banking offices are located in various communities throughout the states of Michigan and Wisconsin, and in parts of Ohio, and are used by all of Citizens’ business segments. At certain Citizens Bank locations a portion of the office buildings are leased to tenants.

Principal Sources of Revenue

Citizens’ primary source of revenue is interest income. The table below shows the amount of total consolidated revenues resulting from interest and fees on loans, interest and dividends on investment securities, money market investments, FHLB and Federal Reserve stock, and noninterest income for each of the last three years:

(in thousands)	2011	2010	2009
Interest and fees on loans	$312,746	$390,587	$449,067
Interest and dividends on investment securities, money market investments, FHLB and Federal Reserve stock	95,073	93,857	104,343
Noninterest income	95,257	94,659	63,133

Total revenues	$503,076	$579,103	$616,543

Citizens’ revenue tends to be influenced by overall economic factors, including market interest rates, business spending, consumer confidence, and competitive conditions within the marketplace, as well as residential housing markets in the communities Citizens serves.

Lines of Business

Citizens’ performance is monitored by an internal profitability measurement system that provides line of business results and key performance measures. Citizens operates along five major business lines: Regional Banking, Specialty Consumer, Specialty Commercial, Wealth Management, and Other. The Regional Banking, Specialty Consumer, and Specialty Commercial business lines are involved in lending activity. Lending involves credit risk which is controlled and monitored through active asset quality management, the use of lending standards, and thorough review of potential borrowers. Credit risk management is discussed in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” under the captions “Critical Accounting Policies,” “Loan Portfolio,” “Credit Risk Management,” “Nonperforming Assets,” “Allowance for Loan Losses,” and “Contractual Obligations and Off-Balance Sheet Arrangements” and under Notes 1, 3, 4, and 16 to the Annual Consolidated Financial Statements.

Additional information regarding the business lines is incorporated herein by reference from “Management’s Discussion and Analysis of Financial Condition and Results of Operations” under the captions “Line of Business Results For the Nine Months Ended September 30, 2012” and Line of Business Results for the Years Ended December 31, 2011, December 31, 2010 and December 31, 2009” and in Note 15 of the Annual Consolidated Financial Statements.

Competition

The financial services industry is highly competitive. Citizens Bank competes with other commercial banks, many of which are subsidiaries of other bank holding companies, for loans, deposits, trust accounts and other business on the basis of interest rates, fees, convenience and quality of service. Major competitors include commercial banks, community banks, savings associations and thrifts, finance companies, mortgage banking companies, brokerage firms, insurance companies, credit unions and other organizations.

Mergers between financial institutions and the expansion of financial institutions both within and outside of the primary Midwest banking markets have provided significant competitive pressure in those markets. In addition, the passage of Federal interstate banking legislation has expanded the banking market and heightened competitive forces. The effect of this legislation is further discussed under the caption “—Supervision and Regulation.”

Many of Citizens’ offices are located in small cities and rural areas that have diverse economies and a mix of manufacturing, service, retail and agricultural businesses. In many of these localities, Citizens is the largest bank, which it believes is a competitive advantage. In other markets, Citizens’ competitors may enjoy a competitive advantage, including greater financial resources, more aggressive marketing campaigns, better brand recognition and more branch locations. On the lending side, competitors may be able to offer lower rates for loans, which could hamper Citizens’ ability to retain existing loans or attract new customers. On the deposit side, Citizens’ competitors may also offer higher interest rates, which could decrease Citizens’ ability to retain existing deposits or attract new deposits or require Citizens to increase its rates to attract deposits.

Other factors such as employee relations and environmental laws also impact Citizens’ competitiveness. Citizens maintains a favorable relationship with its employees and none of its employees are represented by a collective bargaining group.

Supervision and Regulation

General

The banking industry is subject to extensive state and federal regulation which continues to undergo significant change. Proposals to change the laws and regulations governing the banking industry are frequently raised in Congress, in state legislatures, and before the various bank regulatory agencies. The likelihood and timing of any changes and the impact such changes might have on Citizens are impossible to determine with any certainty. A change in applicable laws or regulations, or a change in the way such laws or regulations are interpreted by regulatory agencies or courts, may have a material impact on the business, operations and earnings of Citizens. Citizens expects that the financial services industry will remain heavily regulated and that additional laws or regulations may be adopted. The following discussion summarizes certain aspects of the banking laws and regulations that affect Citizens. To the extent that the following information describes statutory or regulatory provisions, it is qualified entirely by reference to the particular statutory or regulatory provision.

The Holding Company is a bank holding company registered with the Board of Governors of the Federal Reserve System (“FRB”) and is subject to regulation under the Bank Holding Company Act. The Bank Holding Company Act requires the FRB’s prior approval of an acquisition of assets or of ownership or control of voting shares of any bank or bank holding company if the acquisition would give the holder more than 10% of the voting shares of that bank or bank holding company. It also imposes restrictions, summarized below, on the assets or voting shares of non-banking companies that Citizens may acquire.

Under FRB policy, and as codified by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the “Dodd-Frank Act”), a bank holding company is expected to serve as a source of financial strength to each of its subsidiary banks and to stand prepared to commit resources to support each of them. There are no specific quantitative rules on a holding company’s potential liability. If the Bank were to encounter financial difficulty, the FRB could invoke the doctrine and require a capital contribution from the Holding Company. In addition, and as a separate legal matter, a holding company is required to guarantee the capital plan of an undercapitalized subsidiary bank. See “Capital Adequacy and Prompt Corrective Action” below.

Citizens Bank is a state-chartered bank and is therefore subject to supervision, regulation and examination by the state banking regulator of the state in which it is chartered, the Michigan Office of Financial and Insurance Regulation (“OFIR”). Citizens Bank is also subject to supervision and examination by the FRB because it is a member of the Federal Reserve System and by the Federal Deposit Insurance Corporation (“FDIC”), because the FDIC insures its deposits to the extent provided by law.

Payment of Dividends

There are various statutory restrictions on the ability of the Bank to pay dividends or make other payments to the Holding Company. The Bank is subject to dividend limits under the laws of Michigan. In addition, the Bank is a member bank of the Federal Reserve System, subject to the dividend limits of the FRB. The FRB allows a member bank to make dividends or other capital distributions in an amount not exceeding the current calendar year’s net income, plus retained net income of the preceding two years. Distributions in excess of this limit require prior approval of the FRB. FRB policy provides that, as a matter of prudent banking, a bank holding company generally should not maintain a rate of cash dividends unless its net income available to common shareholders has been sufficient to fully fund the dividends, and the prospective rate of earnings retention appears to be consistent with the holding company’s capital needs, asset quality and overall financial condition. Prior to the termination of the Written Agreement, it prohibited payment of dividends by the Holding Company or the Bank without prior regulatory approval.

On April 17, 2008, Citizens’ Board of Directors voted to suspend the common stock quarterly dividend. On January 28, 2010, Citizens announced that it was suspending the dividend payments on its trust preferred securities and on its fixed-rate cumulative perpetual preferred stock, Series A (the “TARP Preferred Stock” for the purposes of this Section) with liquidation value of $300 million to the U.S. Department of the Treasury (“Treasury”) as part of the Treasury’s Capital Purchase Program. During 2011, two directors were elected to the Holding Company’s Board of Directors pursuant to the terms of the TARP Preferred Stock due to the Holding Company’s failure to pay dividends on the TARP Preferred Stock for six quarterly dividend periods. In addition, the Holding Company is unable to pay common stock dividends or engage in common stock repurchases until the TARP Preferred Stock dividend payments and payments deferred under Citizens’ trust preferred securities are no longer in arrears. Refer to “Liquidity Risk Management” for additional information.

Capital Adequacy and Prompt Corrective Action

The Federal Deposit Insurance Corporation Improvement Act of 1991 (“FDICIA”) requires federal regulators to take prompt corrective action against any undercapitalized institution. FDICIA establishes five capital categories: well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized and critically undercapitalized. Regulatory capital requirements for bank holding companies are evaluated using three capital measures: (i) risk-based capital expressed as a percentage of total risk-weighted assets, and (ii) Tier 1 risk-based capital expressed as a percentage of total risk-weighted assets, and (iii) leverage capital expressed as a percentage of total assets.

The following table presents the regulatory capital requirements for the five categories.

	Well Capitalized		Adequately Capitalized		Under Capitalized	Significantly Under Capitalized	Critically Under Capitalized
Total Capital to risk weighted assets(1)	≥	10%	≥	8%	< 8%	< 6%
Tier 1 Capital to risk weighted assets(1)	≥	6	≥	4	< 4	< 3
Tier 1 Leverage(2)	≥	5	≥	4	< 4	< 3
Tangible equity to total assets							< 2%

(1)

Total Capital is comprised of Tier 1 Capital, a portion of the allowance for loan losses and qualifying subordinated debt. Tier 1 Capital is calculated as follows: total shareholders’ equity + trust preferred securities—goodwill—accumulated other comprehensive income (loss)—other intangible assets.

(2)	Tier 1 Capital to quarterly average assets.

If the FDIC determines that an institution is in unsafe or unsound condition or that the institution has not corrected a less than satisfactory rating received in its last examination for asset quality, management, earnings or liquidity, an institution may be treated as if it were in the next lower capital category. A depository institution is generally prohibited from making capital distributions, including paying dividends, or paying management fees to a holding company if the institution would thereafter be undercapitalized. Institutions that are adequately but not well capitalized cannot accept, renew or rollover brokered deposits except with a waiver from the FDIC and are subject to restrictions on the interest rates that can be paid on such deposits. Undercapitalized institutions may not accept, renew or rollover brokered deposits.

The banking regulatory agencies are permitted or, in certain cases, required to take certain actions with respect to institutions falling within one of the three undercapitalized categories. Depending on the level of an institution’s capital, the agencies’ corrective powers include, among other things:

•	prohibiting the payment of principal and interest on subordinated debt;

•	prohibiting the holding company from making distributions without prior regulatory approval;

•	placing limits on asset growth and restrictions on activities;

•	placing additional restrictions on transactions with affiliates;

•	restricting the interest rate the institution may pay on deposits;

•	prohibiting the institution from accepting deposits from correspondent banks; and

•	in the most severe cases appointing a conservator or receiver for the institution.

A banking institution that is in any of the three undercapitalized categories is required to submit a capital restoration plan, and such a plan will not be accepted unless, among other things, the banking institution’s holding company guarantees the plan up to a certain specified amount. Any such guarantee from a depository institution’s holding company is entitled to a priority of payment in bankruptcy.

FDICIA also contains a variety of other provisions that may affect Citizens’ operations, including reporting requirements, regulatory standards for real estate lending, “truth in savings” provisions, and the requirement that a depository institution give 90 days prior notice to customers and regulatory authorities before closing any branch.

At December 31, 2011 and 2010, Citizens’ regulatory capital ratios were above “well capitalized” standards. Information concerning capital adequacy guidelines for the Holding Company and Citizens Bank including their regulatory capital position at December 31, 2011 and maintenance of minimum average reserve balances by the Bank with the FRB is incorporated herein by reference from “Line of Business Results For the Nine Months Ended September 30, 2012” and “Line of Business Results For the Years Ended December 31, 2011, December 31, 2010 and December 31, 2009” under the captions “Capital Resources” and “Liquidity Risk Management” and Note 18 to the Annual Consolidated Financial Statements.

FDIC Insurance Assessments

The FDIC calculates deposit insurance based on a risk-based system that places a bank in one of four risk categories, principally on the basis of its capital level and an evaluation of the bank’s risk to the relevant deposit insurance fund, and bases premiums on the probability of loss to the FDIC with respect to each individual bank. Under the Federal Deposit Insurance Act, depository institutions such as Citizens’ subsidiary bank may not pay interest on indebtedness, if such interest is required to be paid out of net profits, or distribute any of its capital assets while it remains in default on any assessment due to the FDIC.

The calculation of the FDIC assessment includes the Financing Corporation (“FICO”) assessment. FICO was established to finance the Federal Savings and Loan Insurance Corporation resolution fund. All FDIC insured banks are required to pay into this resolution fund through the Deposit Insurance Fund (“DIF”).

In addition, in mid 2011, the FDIC Board implemented a rule that changes the assessment base from domestic deposits to average assets minus average tangible equity, adopts a new large-bank pricing assessment scheme, and sets a target size for the Deposit Insurance Fund. The rule finalized a target size for the Deposit Insurance Fund at 2 percent of insured deposits. It also implemented a lower assessment rate schedule when the fund reaches 1.15 percent so that the average rate over time should be about 8.5 basis points of the assessment base and, in lieu of dividends, provides for a lower rate schedule when the reserve ratio reaches 2 percent and 2.5 percent. The rule, in aggregate, increased the share of assessments paid by large institutions and created a scorecard-based assessment system for banks with more than $10 billion in assets. The scorecards include financial measures that the FDIC believes are predictive of long-term performance.

Interstate Banking

Under the Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994 (“Riegle-Neal Act”), as amended, a bank holding company may acquire banks in states other than its home state, subject to any state requirement that the bank has been organized and operating for a minimum period of time (not to exceed five years) and the requirement that the bank holding company not control, prior to or following the proposed acquisition, more than 10% of the total amount of deposits of insured depository institutions nationwide or, unless the acquisition is the bank holding company’s initial entry into the state, more than 30% of such deposits in the state, or such lesser or greater amount set by the state. The Riegle-Neal Act also authorizes banks to merge across state lines, thereby creating interstate branches. Banks are also permitted to acquire and to establish de novo branches in other states where authorized under the laws of those states.

Transactions with Affiliates

Transactions between the Bank and its affiliates are governed by Sections 23A and 23B of the Federal Reserve Act. The affiliates of the Bank include any entity controlled by Citizens. Generally, Sections 23A and 23B (i) limit the extent to which the subsidiary banks may engage in “covered transactions” with any one affiliate to an amount equal to 10% of Citizens’ capital stock and surplus, and maintain an aggregate limit on all such transactions with affiliates to an amount equal to 20% of the bank’s capital stock and surplus, (ii) require that a bank’s extensions of credit to such affiliates be fully collateralized (with 100% to 130% collateral coverage, depending on the type of collateral), (iii) prohibit the bank from purchasing or accepting as collateral from an affiliate any “low quality assets” (including nonperforming loans) and (iv) require that all “covered transactions” be on terms substantially the same, or at least as favorable, to the bank or its subsidiary as those provided to a non-affiliate. The term “covered transaction” includes the making of loans, purchase of assets, issuance of a guarantee and other types of similar transactions. The definition of “covered transactions” is scheduled to be expanded in mid-2012 to include additional types of affiliate transactions as required by the Dodd-Frank Act.

Loans to Insiders

The Federal Reserve Act and related regulations impose specific restrictions on loans to directors, executive officers and principal stockholders of banks. Under Section 22(h) of the Federal Reserve Act and its implementing regulations, loans to a director, an executive officer or a principal shareholder of a bank, and some affiliated entities of any of the foregoing, may not exceed, together with all other outstanding loans to such person and affiliated entities, the bank’s loan-to-one-borrower limit. Loans in the aggregate to insiders and their related interests as a class may not exceed the bank’s unimpaired capital and unimpaired surplus. Section 22(h) and its implementing regulations also prohibit loans, above amounts prescribed by the appropriate federal banking agency to directors, executive officers and principal shareholders of a bank or bank holding company, and their respective affiliates, unless such loan is approved in advance by a majority of the board of directors of the bank with any “interested” director not participating in the voting. Section 22(h) generally requires that loans to directors, executive officers and principal shareholders be made on terms and underwriting standards substantially the same as offered in comparable transactions to other persons. Under the Dodd-Frank Act, the types of extensions of credit covered by Section 22(h) will be expanded, effective in mid-2012, to include credit exposure to a person resulting from derivative transactions, repurchase agreements, reverse repurchase agreements, securities lending transactions and securities borrowing transactions.

Community Reinvestment Act

Under the Community Reinvestment Act (“CRA”) and related regulations, depository institutions have an affirmative obligation to assist in meeting the credit needs of their market areas, including low and moderate income areas, consistent with safe and sound banking practice. Depository institutions are periodically examined for compliance with CRA and are periodically assigned ratings in this regard. Banking regulators consider a depository institution’s CRA rating when reviewing applications to establish new branches, undertake new lines of business, and/or acquire part or all of another depository institution. An unsatisfactory rating can significantly delay or even prohibit regulatory approval of a proposed transaction by a bank holding company or its depository institution subsidiary.

Fair Lending and Consumer Laws

In addition to CRA, other federal and state laws regulate various lending and consumer aspects of the banking business. Governmental agencies, including the Department of Housing and Urban Development, the Federal Trade Commission and the Department of Justice, have become concerned that in some cases prospective borrowers experience unlawful discrimination in their efforts to obtain loans from depository and other lending institutions. These agencies have brought litigation against some depository institutions alleging discrimination against borrowers. Many of these suits have been settled, in some cases for material sums, short of a full trial.

These governmental agencies have clarified what they consider to be lending discrimination and have specified various factors that they will use to determine the existence of lending discrimination under the Equal Credit Opportunity Act and the Fair Housing Act. These factors include evidence that a lender discriminated on a prohibited basis, evidence that a lender treated applicants differently based on prohibited factors in the absence of evidence that the treatment was the result of prejudice or a conscious intention to discriminate, and evidence that a lender applied an otherwise neutral non-discriminatory policy uniformly to all applicants, but the practice had a discriminatory effect, unless the practice could be justified as a business necessity.

Banks and other depository institutions also are subject to numerous consumer-oriented laws and regulations. These laws, which include the Truth in Lending Act, the Truth in Savings Act, the Real Estate Settlement Procedures Act, the Electronic Funds Transfer Act, the Equal Credit Opportunity Act, and the Fair Housing Act, require compliance by depository institutions with various disclosure requirements and requirements regulating the availability of funds after deposit or the making of certain loans to customers.

Gramm-Leach-Bliley Act of 1999

The Gramm-Leach-Bliley Act of 1999 (the “GLBA”) covers a broad range of issues, including a repeal of most of the restrictions on affiliations among depository institutions, securities firms and insurance companies. The following description summarizes some of its significant provisions.

The GLBA repealed sections 20 and 32 of the Glass-Steagall Act, thus permitting unrestricted affiliations between banks and securities firms. It also permits bank holding companies to elect to become financial holding companies. A financial holding company may engage in or acquire companies that engage in a broad range of financial services, including securities activities such as underwriting, dealing, investment, merchant banking, insurance underwriting, sales and brokerage activities. In order to become a financial holding company, the bank holding company and all of its affiliated depository institutions must be well capitalized, well-managed and have at least a satisfactory CRA rating. Citizens has determined not to become certified as a financial holding company but may reconsider this determination in the future.

The GLBA provides that the states continue to have the authority to regulate insurance activities, but prohibits the states in most instances from preventing or significantly interfering with the ability of a bank, directly or through an affiliate, to engage in insurance sales, solicitations or cross-marketing activities. Although the states generally must regulate bank insurance activities in a non-discriminatory manner, the states may continue to adopt and enforce rules that specifically regulate bank insurance activities in specific areas identified under the law. The federal bank regulatory agencies adopted insurance consumer protection regulations that apply to sales practices, solicitations, advertising and disclosures.

The GLBA repealed the broad exemption of banks from the definitions of “broker” and “dealer” for purposes of the Securities Exchange Act of 1934, as amended. It also identifies a set of specific activities, including traditional bank trust and fiduciary activities, in which a bank may engage without being deemed a

“broker,” and a set of activities in which a bank may engage without being deemed a “dealer.” Additionally, the law makes conforming changes in the definitions of “broker” and “dealer” for purposes of the Investment Company Act of 1940, as amended, and the Investment Advisers Act of 1940, as amended.

The GLBA also contains extensive customer privacy protection provisions. Under these provisions, a financial institution must provide to its customers, both at the inception of the customer relationship and on an annual basis, the institution’s policies and procedures regarding the handling of customers’ nonpublic personal financial information. The law provides that, except for specific limited exceptions, an institution may not provide such personal information to unaffiliated third parties unless the institution discloses to the customer that such information may be so provided and the customer is given the opportunity to “opt out” of such disclosure. An institution may not disclose to a non-affiliated third party, other than to a consumer reporting agency, customer account numbers or other similar account identifiers for marketing purposes. The GLBA also provides that the states may adopt customer privacy protections that are more strict than those contained in the GLBA.

Anti-Money Laundering and the USA Patriot Act of 2001

The Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (the “Patriot Act”) is designed to deny terrorists and criminals the ability to obtain access to the United States’ financial system and has significant implications for depository institutions, brokers, dealers, and other businesses involved in the transfer of money. The Patriot Act mandates that financial services companies implement policies and procedures with respect to additional measures designed to address the following matters: money laundering, terrorist financing, identifying and reporting suspicious activities and currency transactions, and currency crimes.

The Patriot Act also substantially broadened existing anti-money laundering legislation, imposed new compliance and due diligence obligations, created new crimes and penalties, and compelled the production of documents located both inside and outside the United States. The Treasury has issued a number of regulations that apply some of these requirements to financial institutions such as Citizens Bank. The regulations impose obligations on financial institutions to maintain appropriate policies, procedures and controls to detect, prevent and report money laundering and terrorist financing. Pursuant to the Patriot Act and the related regulations, Citizens has established anti-money laundering compliance and due diligence programs that include, among other things, the designation of a Bank Secrecy Act officer, employee training programs and an independent audit function to review and test the program.

EESA and Troubled Asset Relief Capital Purchase Program

In response to the financial crises affecting the financial markets and the banking system, on October 3, 2008, the Emergency Economic Stabilization Act of 2008 (“EESA”) was signed into law and established the Troubled Asset Relief Program (“TARP”). On October 14, 2008, the Treasury announced the Capital Purchase Program (“CPP”) to encourage U.S. financial institutions to build capital to increase the flow of financing to U.S. businesses and consumers and to support the U.S. economy. Under CPP, the Treasury made $250 billion of capital available to U.S. financial institutions in the form of senior preferred stock and warrants which qualify as Tier 1 capital. On December 12, 2008, Citizens issued $300.0 million of TARP Preferred Stock and a warrant to purchase 1,757,813 shares of its common stock at $25.60 per share to the Treasury as part of this program. The TARP Preferred Stock pays a cumulative dividend rate of 5 percent per annum for the first five years and will reset to a rate of 9 percent per annum after year five. The TARP Preferred Stock is callable after three years. Participating financial institutions were required to adopt the Treasury’s standard for executive compensation and corporate governance for the period during which the Treasury holds equity issued under the CPP.

The Treasury has been given authority to promulgate regulations under the EESA. Any new regulations implemented by the Treasury under the EESA may be applied retroactively to recipients of TARP funding under the CPP. In addition, the U.S. government could pass new legislation which may have a similar effect in the future. In either case, any such new regulations or legislation may have the effect of imposing additional economic restrictions or obligations on Citizens under the TARP CPP, at least for as long as any of Citizens’ obligations under the CPP remain outstanding.

The Special Inspector General for the Troubled Asset Relief Program (“SIGTARP”) was established pursuant to Section 121 of the EESA, and has the duty among other things, to conduct, supervise, and coordinate audits and investigations of the purchase, management, and sale of assets by the Treasury under TARP and the CPP including the TARP Preferred Stock purchased from Citizens.

American Recovery and Reinvestment Act

The American Recovery and Reinvestment Act of 2009 (“ARRA”) was signed into law on February 17, 2009. ARRA includes a wide variety of programs intended to stimulate the economy. In addition, ARRA imposes executive compensation and expenditure limits on all TARP CPP recipients, such as Citizens, and expands the class of employees to whom the limits and restrictions apply. ARRA also provides the opportunity for additional repayment flexibility for existing TARP CPP recipients. The Treasury published interim final rules to implement the compensation and corporate governance provisions of the ARRA that became effective in 2009.

Among other things, ARRA prohibits the payment of bonuses, other incentive compensation and severance to certain of Citizens’ most highly paid employees (except in the form of restricted stock subject to specified limitations and conditions), and requires each TARP recipient to comply with certain other executive compensation related requirements. These provisions modify the executive compensation provisions that were included in the EESA, and in most instances apply retroactively for so long as any obligation arising from financial assistance provided to the recipient under TARP remains outstanding. The ARRA guidelines generally supersede the executive compensation and corporate governance standards for TARP recipients set forth in the EESA.

In addition, the ARRA directs the Secretary of the Treasury to review previously-paid bonuses, retention awards and other compensation paid to the senior executive officers and certain other highly-compensated employees of each TARP recipient to determine whether any such payments were excessive, inconsistent with the purposes of the ARRA or the TARP, or otherwise contrary to the public interest. If the Secretary determines that any such payments have been made by a TARP recipient, the Secretary will seek to negotiate with the TARP recipient and the subject employee for appropriate reimbursements to the U.S. government (not the TARP recipient) with respect to any such compensation or bonuses. The ARRA also permits the Secretary, subject to consultation with the appropriate federal banking agency, to allow a TARP recipient to repay any assistance previously provided to such TARP recipient under the TARP, without regard to whether the TARP recipient has replaced such funds from any source, and without regard to any waiting period. Any TARP recipient that repays its TARP assistance pursuant to this provision would no longer be subject to the executive compensation provisions under the ARRA.

Dodd-Frank Wall Street Reform and Consumer Protection Act

On July 21, 2010, the Dodd-Frank Act was signed into law. The Dodd-Frank Act will likely result in dramatic changes across the financial regulatory system, some of which became effective immediately and some of which will not become effective until various future dates. Implementation of the Dodd-Frank Act will require many new rules to be made by various federal regulatory agencies over the next several years. Uncertainty remains until final rulemaking is complete as to the ultimate impact of the Dodd-Frank Act, which could have a material adverse impact either on the financial services industry as a whole, or on Citizens’ business, results of operations, and financial condition. Provisions in the legislation that affect deposit insurance assessments, payment of interest on demand deposits, and interchange fees could increase the costs associated with deposits and place limitations on certain revenues those deposits may generate. The Dodd-Frank Act was amended by the Durbin amendment.

Among other provisions affecting Citizens’ business the Dodd-Frank Act:

•

Changed the assessment base for federal deposit insurance from the amount of insured deposits to consolidated assets less tangible equity, eliminated the ceiling and the size of the Deposit Insurance Fund (“DIF”), and increased the floor applicable to the size of the DIF.

•	Repealed the federal prohibitions on the payment of interest on demand deposits, thereby permitting depository institutions to pay interest on business transactions and other accounts.

•

Centralized responsibility for consumer financial protection by creating a new agency, the Consumer Financial Protection Bureau (“CFPB”), and giving it responsibility for implementing, examining and enforcing compliance with federal consumer protection laws.

•

Provided that debit card interchange fees must be reasonable and proportional to the cost incurred by the issuer with respect to the transaction. This provision is known as the Durbin Amendment. In June 2011, the Board of Governors of the Federal Reserve System (“Federal Reserve Board”) adopted regulations setting the maximum permissible interchange fee as the sum of 21 cents per transaction and 5 basis points multiplied by the value of the transaction, with an additional adjustment of up to one cent per transaction if the issuer implements certain fraud-prevention standards.

•

Authorized the Federal Reserve Board to adopt enhanced supervision standards for, among others, bank holding companies with total consolidated assets of $50 billion or more (often referred to as “systematically important financial institutions” or “SIFI”), and authorized the Federal Reserve Board to establish such standards either on its own or upon the recommendations of the Financial Stability Oversight Council (“FSOC”), a new systemic risk oversight body created by Dodd-Frank. In December 2011, the Federal Reserve Board issued for public comment a notice of proposed rulemaking establishing enhanced prudential standards responsive to these provisions for (i) risk-based capital requirements and leverage limits, (ii) stress testing of capital, (iii) liquidity requirements, (iv) overall risk management requirements, (v) resolution plan and credit exposure reporting and (vi) concentration/credit exposure limits (the “Proposed SIFI Rules”) are due by March 31, 2012. The proposed SIFI Rules address a wide, diverse array of regulatory areas, each of which is highly complex. Most of the Proposed SIFI Rules will not apply to Citizens for so long as its total consolidated assets remain below $50 billion. However, if organic growth or growth through acquisitions causes Citizens to have total assets of $50 billion or more, those rules will apply. Two aspects of the Proposed SIFI Rules—requirements for annual stress testing of capital under one base and two stress scenarios and certain corporate governance provisions requiring, among other things, that each bank holding company establish a risk committee of its board of directors and that committee include a “risk expert”—apply to bank holding companies with total consolidated assets of $10 billion or more. In October 2012, the Federal Reserve issued a final rule regarding stress testing. Under the final rules, institutions with $10 billion to $50 billion in total assets generally must complete their first round of company-run stress tests in early 2014.

The implications of the Dodd-Frank Act for Citizens’ businesses will depend to a large extent on the manner in which rules adopted pursuant to the Dodd-Frank Act are implemented by the primary U.S. financial regulatory agencies as well as potential changes in market practices and structures in response to the requirements of the Dodd-Frank Act. Citizens continues to analyze the impact of rules adopted under Dodd-Frank, including the Proposed SIFI Rule, on the Corporation’s businesses. However, the full impact will not be known until the rules, and other regulatory initiatives that overlap with the rules, are finalized and their combined impacts can be understood.

Basel III

The United States is a member of the Basel Committee on Banking Supervision (the “Basel Committee”), that provides a forum for regular international cooperation on banking supervisory matters. The Basel Committee develops guidelines and supervisory standards in areas where they are considered desirable. In this regard, the Basel Committee is best known for its international standards on capital adequacy; the Core Principles for Effective Banking Supervision; and the Concordat on cross-border banking supervision.

In December 2010, the Basel Committee released its new framework for strengthening international capital and liquidity regulation, now officially identified as “Basel III.” In June 2011, a revised version of this framework was released. Basel III, when implemented by the U.S. banking agencies and fully phased-in, will require bank holding companies and their bank subsidiaries to maintain substantially more capital, with a greater emphasis on common equity. The national implementation for capital requirements is expected to start on January 1, 2013.

The US Federal Reserve announced in December 2011 that it would implement substantially all of the Basel III rules. Requirements to maintain higher levels of capital or to maintain higher levels of liquid assets could adversely impact Citizens’ operating results.

Economic Factors and Monetary Policy

Citizens’ earnings and business are affected by the general economic and political conditions in the United States and abroad and by the monetary and fiscal policies of various federal regulatory authorities, including the Federal Reserve System. Citizens’ policy for addressing credit risk, the effect of the economy on credit risk in 2011, 2010, and 2009 and its potential effect on future periods is discussed in “Line of Business Results For the Nine Months Ended September 30, 2012” and “Line of Business Results For the Years Ended December 31, 2011, December 31, 2010 and December 31, 2009” under the captions “Critical Accounting Policies,” “Loan Portfolio,” “Credit Risk Management,” “Nonperforming Assets,” and “Allowance for Loan Losses” and incorporated herein by reference. Through open market securities transactions, variations in the Federal Funds rate and the establishment of reserve requirements, the Board of Governors of the Federal Reserve System exerts considerable influence on interest rates and the supply of money and credit. Citizens strives to manage the effects of interest rates through its asset/liability management process but the effect of fluctuating economic conditions and federal regulatory policies on Citizens’ future profitability cannot be predicted with any certainty. The effect of the economy and changes in interest rates on Citizens’ net interest margin and net interest income in 2011, 2010, and 2009 and their potential effect on future periods is discussed in “Results of Operations for the Nine Months ended September 30, 2012 and September 30, 2011” and “Results of Operations for the Years ended December 31, 2011, December 31, 2010 and December 31, 2009” under the caption “Net Interest Income” and is incorporated herein by reference. Citizens’ sensitivity to changes in interest rates and the potential effect of changes in interest rates on net interest income is presented in “Liquidity Risk Management” under the caption “Interest Rate Risk” and incorporated herein by reference.

Environmental Matters

Citizens’ primary exposure to environmental risk is through lending activities and trust services. In each instance, policies and procedures are in place to mitigate environmental risk exposures. With respect to lending activities, Citizens requires environmental site assessments at the time of loan origination to confirm collateral quality on commercial real estate parcels posing higher than normal potential for environmental impact, as determined by reference to present and past uses of the subject property and adjacent sites. Environmental assessments are also mandated prior to any foreclosure activity involving non-residential real estate collateral. In the case of trust services, Citizens utilizes various types of environmental transaction screening to identify actual and potential risks arising from any proposed holding of non-residential real estate for trust accounts. Consequently, Citizens does not anticipate any material effect on capital expenditures, earnings or the competitive position of Citizens or its subsidiary with regard to compliance with federal, state or local environmental protection laws or regulations. Additional information is provided in “-Legal Proceedings.”

Legal Proceedings

Citizens is party to a number of lawsuits incidental to its business. Although litigation is subject to many uncertainties and the ultimate exposure with respect to many of these matters cannot be ascertained, Citizens does not believe the ultimate outcome of these matters will have a material adverse effect on its financial condition or liquidity.

In the first quarter of 2012, putative class action litigation was filed against the Bank and Citizens, in the United States District Court for the Eastern District of Michigan and in Genesee County Circuit Court in the State of Michigan, relating to the Bank’s practices in posting debit card transactions to customers’ deposit accounts. The class of plaintiffs, which purports to constitute substantially all of the Bank’s customers during the class period, alleges that the Bank improperly reordered debit card transactions from the highest amount to lowest amount before processing these transactions in order to generate unwarranted overdraft fees. Plaintiffs contend that the Bank should have processed such transactions in the chronological order they were authorized or from lowest to highest, and seek restitution for the fees they claim were wrongly charged as well as a declaratory judgment and attorney fees. The state court action was stayed, and the same lead plaintiff then filed suit in federal court. During the second quarter of 2012, the two federal cases were consolidated into one case pending in the United States District Court for the Eastern District of Michigan under the caption Jane Simpson, et al. v. Citizens Bank, U.S. District Court Case No. 2:12-cv-10267, while the state court action was dismissed. Citizens has filed a motion to dismiss the consolidated federal action, which motion is currently pending. This litigation is still in its early stages and there can be no assurance that the outcome will not be adverse to Citizens. However, based on the information currently known, Citizens does not believe the resolution of this litigation will have a material adverse effect on its results of operations, cash flows or financial condition.

Between September 17, 2012 and October 5, 2012, purported individual shareholders of Citizens filed six purported class action lawsuits in the Circuit Court of Genesee County, Michigan, which have now been consolidated as In re Citizens Republic Bancorp, Inc. Shareholder Litigation, Case No. 12-99027-CK. The lawsuits name as defendants Citizens, each of the current members of Citizens’ board of directors and FirstMerit. The complaints allege that the director defendants breached their fiduciary duties by failing to obtain the best available price in connection with the merger, by not utilizing a proper process to evaluate the merger and by agreeing to protective devices that ensure that no entity other than FirstMerit will seek to acquire Citizens. They also allege that FirstMerit and, in some of the lawsuits, Citizens, aided and abetted those alleged breaches of fiduciary duty. The complaints seek declaratory and injunctive relief to prevent the consummation of the merger, rescissory damages and other equitable relief. The plaintiffs will be filing an amended, consolidated complaint within 30 days of the filing of this joint proxy statement/prospectus, at which time the allegations may change. Citizens and FirstMerit believe the claims lack merit and they intend to vigorously defend against the suit.

From time to time, the Bank is notified by applicable environmental regulatory agencies, pursuant to state or federal environmental statutes or regulations, that they may be potentially responsible parties (“PRP”) for environmental contamination on or emanating from properties currently or formerly owned. Typically, exact costs of remediation of the contamination cannot be fully determined at the time of initial notification. While, as PRPs, the Bank is potentially liable for the costs of remediation, in most cases, a number of other PRPs have been identified as being jointly and severally liable for remediation costs. Additionally, in certain cases, statutory defenses to liability for remediation costs may be asserted based on the Bank’s status as a lending institution that acquired ownership of the contaminated property through foreclosure. Citizens is not presently aware of any environmental liabilities that pose a reasonable possibility of future material impact on its results of operations. It is Citizens’ policy to establish and accrue appropriate reserves for all such identified exposures during the accounting period in which a loss is deemed to be probable and the amount is determinable.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following presents management’s discussion and analysis of Citizens’ financial condition and results of operations for the nine months ended September 30, 2012 and the years ended December 31, 2011, 2010 and 2009 and should be read in conjunction with the accompanying Annual Consolidated Financial Statements and Notes. The discussion highlights the principal factors affecting earnings (loss) for the years 2011, 2010, and 2009 and the significant changes in balance sheet items from December 31, 2010 to December 31, 2011 and is intended to help the reader understand, from management’s perspective, the consolidated financial statements, notes to financial statements, and the accompanying tables, charts and financial statistics appearing elsewhere in this report. Where applicable, this discussion also reflects management’s insights regarding known events and trends that have or may reasonably be expected to have a material effect on Citizens’ operations and financial condition. All share and per share amounts have been adjusted to reflect the 1-for-10 reverse stock split that became effective July 1, 2011. This discussion is intended to provide additional information which may not be readily apparent from the consolidated selected financial data included in this joint proxy statement/prospectus.

Overview

Nature of Citizens’ Business

Citizens is a diversified banking and financial services company that provides a full range of banking, financial services and wealth management services to individuals and businesses through its subsidiary, Citizens Bank. Citizens conducts operations through 219 offices and 249 ATM locations throughout Michigan, Wisconsin, and Ohio. Citizens operates in five major business lines: Regional Banking, Specialty Consumer, Specialty Commercial, Wealth Management, and Other. Citizens’ performance is monitored by an internal profitability measurement system that provides line of business results as presented in “Line of Business Results For the Nine Months Ended September 30, 2012” and “Line of Business Results for the Years Ended December 31, 2011, December 31, 2010 and December 31, 2009” and Note 15 to the Annual Consolidated Financial Statements, incorporated herein by reference.

Citizens’ primary source of revenue is net interest income, which is the difference between interest income on earning assets (such as loans and securities) and interest expense on liabilities (such as interest-bearing deposits and borrowings) used to fund those assets. Net interest income is affected by fluctuations in the amount and composition of earning assets and funding sources and in the yields earned and rates paid, respectively, on these assets and liabilities. Citizens measures the level of interest income relative to earning assets and interest bearing liabilities through two statistics—interest spread and net interest margin. The interest spread represents the difference between the taxable equivalent yields on earning assets and the rates paid for interest-bearing liabilities. The net interest margin is expressed as the percentage of taxable equivalent net interest income to average earning assets. Citizens’ sensitivity to changes in interest rates and the potential effect of changes in interest rates on net interest income is presented in more detail in “Liquidity Risk Management” under the caption “Interest Rate Risk.”

Proper management of the volume and composition of the Citizens’ earning assets and funding sources is essential for ensuring strong and consistent earnings performance, maintaining adequate liquidity and limiting exposure to risks caused by changing market conditions. Citizens’ investment securities portfolio is structured to provide a source of liquidity principally through the maturity of the securities held in the portfolio and to generate an income stream with relatively low levels of principal risk. Loans comprise the largest component of earning assets and are the highest yielding assets. Client deposits are the primary source of funding for earning assets while short-term debt and other managed sources of funds are utilized as market conditions and liquidity needs change.

Citizens monitors and manages its liquidity position so that funds will be available at a reasonable cost to meet client cash flow needs, while maintaining funds available for loan and investment opportunities as well as to service debt, invest in its subsidiary, finance business expansion, satisfy other operating requirements and take advantage of unforeseen opportunities. Citizens derives its liquidity through core deposit growth, maturity of money market investments, and maturity and sale of investment securities and loans. Citizens also has access to market borrowing sources for both short-term and long-term purposes.

Citizens’ other principal source of revenue is noninterest income, particularly fees and other revenue from financial services provided to customers. Citizens’ noninterest income includes service charges on deposit accounts, trust fees related to personal, institutional and employee benefit products and services, revenue related to loan products, including commercial loan fees and mortgage banking revenue, and fees for various other services, such as brokerage and investment services, ATM network use, and other financial services.

Performance Summary

An analysis of the major components of net income (loss) is presented below.

Three Year Summary of Net Income (Loss) Components

(in thousands)	2011	2010	2009
Interest income	$407,819	$484,444	$553,410
Interest expense	94,709	155,380	242,961

Net interest income	313,110	329,064	310,449
Provision for loan losses	138,808	392,882	323,820
Noninterest income	95,257	94,659	63,133
Noninterest expense	283,150	307,087	585,139
Income tax (benefit) provision from continuing operations	(20,258)	12,858	(29,633)
Loss from discontinued operations (net of income tax)	—	(3,821)	(8,469)

Net income (loss)	6,667	(292,925)	(514,213)
Dividend on redeemable preferred stock	(22,985)	(21,685)	(19,777)

Net loss attributable to common shareholders	$(16,318)	$(314,610)	$(533,990)

Pre-tax pre-provision profit (non-GAAP)(3)
Net income (loss) from continuing operations	$6,667	$(289,104)	$(505,744)
Income tax (benefit) provision from continuing operations	(20,258)	12,858	(29,633)
Provision for loan losses	138,808	392,882	323,820
Net (gains) losses on loans held for sale	(1,808)	20,617	20,086
Net loss on debt extinguishment	—	—	15,929
Investment securities losses (gains)	1,336	(13,896)	(5)
Losses on other real estate (ORE)	12,768	13,438	23,312
Goodwill impairment	—	—	256,272
Fair value adjustment on bank owned life insurance(1)	233	(67)	(144)
Fair value adjustment on swaps(1)	413	782	606
FDIC special assessment(2)	—	—	5,351

Total pre-tax pre-provision profit (non-GAAP)	$138,159	$137,510	$109,850

(1)	Amounts contained in “Other Income” on Consolidated Statement of Operations.
(2)	Amounts contained in “Other Expenses” on Consolidated Statement of Operations.
(3)	Pre-tax pre-provision profit (non-GAAP) defined in “Use of Non-GAAP Financial Measures.”

Key factors behind the improved results for 2011 compared with 2010 were:

•

The decrease in net interest income was primarily a result of a decrease of $1.4 billion in average earning assets, partially offset by an increase in net interest margin from 3.31% to 3.58%. The decrease in average earning assets was primarily due to the effects of the accelerated problem asset resolution initiatives undertaken in the first half of 2011. The increase in net interest margin was primarily the result of declining deposit and borrowing costs, lower levels of non-performing assets, and effective cash management, partially offset by lower investment securities yields.

•

The decrease in the provision for loan losses in 2011 was primarily a result of reduced charge-offs related to the bulk sales and individual workouts of nonperforming commercial and residential mortgage loans as well as the elimination of the incremental risk allocated allowance in place at December 31, 2010. During 2011, total net charge-offs decreased $173.7 million or 39.9% to 4.56% of average portfolio loans outstanding compared with 6.07% for 2010.

•	Noninterest income remained relatively unchanged from 2010, as investment securities losses were offset by gains on loans held for sale.

•

The decrease in noninterest expense was the result of a reduction in FDIC insurance costs, a decrease in commercial and residential mortgage origination volume and foreclosure-related expenses, and a decline in salaries, employee benefits, and data processing services reflecting the continued focus on improving operating efficiencies.

•

The decrease in the income tax expense was primarily the result of recording a receivable due to the revocation of a tax election and changes in other components of income that are included in the calculation of the tax provision.

•	Pre-tax pre-provision profit increased slightly primarily due to the decrease in noninterest expense discussed above.

Significant Developments

Merger Agreement with FirstMerit

On September 13, 2012, Citizens and FirstMerit announced the signing of a definitive agreement under which FirstMerit will acquire Citizens in a stock-for-stock merger transaction. Under the terms of the agreement, Citizens’ shareholders will receive a fixed 1.37 shares of FirstMerit common stock in exchange for each share of Citizens’ common stock.

Subject to receipt of requisite approvals, FirstMerit is also required to repay Citizens’ approximately $345 million of TARP preferred stock, which includes $45 million of estimated deferred dividends, held by the Treasury at closing. The merger has been unanimously approved by the boards of directors of both Citizens and FirstMerit and is subject to customary closing conditions, including receipt of regulatory approvals and approval by both companies’ shareholders. The transaction is expected to close in the second quarter of 2013.

Reverse Stock Split

Citizens affected a 1-for-10 reverse stock split of its common stock effective after the close of trading on July 1, 2011. Citizens common stock began trading on a split adjusted basis on the Nasdaq at the opening of trading on July 5, 2011.

In connection with the reverse stock split, stockholders received one new share of common stock for every ten shares held at the effective time. The reverse stock split reduced the number of shares of outstanding common stock from approximately 397.8 million to 39.8 million. The number of authorized shares of common stock was reduced from 1.05 billion to 105.0 million. Proportional adjustments were made to Citizens’ outstanding options, warrants and other securities entitling their holders to purchase or receive shares of Citizens common stock so that the reverse stock split did not materially affect any of the rights of holders of those securities. The number of shares available under Citizens’ equity-based plans was also proportionately reduced. For more information regarding these issuances, see Note 14 to the Annual Consolidated Financial Statements which can be found in this document under the heading “Index to Citizens Financial Statements” on page [    ].

Resolution of Problem Assets

In an effort to reduce overall problem asset levels, Citizens resolved $460.0 million of problem assets in the first quarter of 2011 and $466.2 million of problem assets in the fourth quarter of 2010 through a combination of bulk sales and individual workouts, recording a provision for loan losses of $88.7 million and $131.3 million and net charge-offs of $160.6 million and $159.3 million in the first quarter of 2011 and fourth quarter of 2010, respectively. These resolution efforts led to substantial decreases in the provision for loan losses in the second half of the year and significantly reduced the outstanding amount of nonperforming loans and watchlist loans and improved the credit quality of Citizens’ loan portfolio.

Discontinued Operations

On January 29, 2010, Citizens entered into a stock purchase agreement with Great Western Bank whereby Great Western Bank agreed to acquire all of the stock of Citizens’ wholly owned subsidiary, F&M Bank-Iowa (“F&M”). F&M served markets with low growth potential outside of Citizens’ primary footprint and generated additional marketing costs to maintain the separate branding. Therefore, Citizens decided to sell F&M at a price which represented approximately 25 times F&M’s average earnings and 1.10 times its tangible book value. On April 23, 2010, Citizens completed the stock sale in exchange for $50.0 million in cash. As a result, the sale proceeds improved Citizens’ capital and liquidity positions in a manner that was non-dilutive to shareholders.

The financial condition and operating results for this subsidiary have been segregated from the financial condition and operating results of Citizens’ continuing operations throughout this report and, as such, are presented as a discontinued operation. While all prior periods have been revised retrospectively to align with this treatment, these changes do not affect Citizens’ reported consolidated financial condition or operating results for any of the prior periods.

As part of the stock purchase agreement, Citizens was required to exchange selected loans with F&M at or near the closing date for a cash payment equal to the book value of the specified loans less related allowance for loan losses. The loans exchanged had a net book value of $9.9 million.

Written Agreement with FRBC and OFIR

On April 19, 2012, Citizens announced that, effective April 17, 2012, the Federal Reserve Bank of Chicago and the Michigan Office of Financial and Insurance Regulation have terminated their written agreement with Citizens and its subsidiary, Citizens Bank, dated July 28, 2010.

Goodwill Impairment Charge

In 2009, Citizens recorded a non-cash goodwill impairment charge of $256.3 million against the goodwill allocated to Regional Banking (which had no impact on regulatory capital ratios or Citizens’ overall liquidity). The goodwill impairment charge was not tax deductible, did not impact Citizens’ tangible equity or regulatory capital ratios and did not adversely affect Citizens’ overall liquidity position. For more information regarding this goodwill impairment charge, see Note 6 to the Annual Consolidated Financial Statements.

Exchange of Common Stock for Long-Term Debt

On September 30, 2009, Citizens completed its exchange offers to issue common stock in exchange for its outstanding 5.75% Subordinated Notes due 2013 (the “Subordinated Notes”) and outstanding 7.50% Enhanced Trust Preferred Securities of Citizens Funding Trust I (the “Exchange Offers”). In aggregate, 26.8 million shares at a fair value of $219.9 million ($8.20 per common share as of the expiration date of the Exchange Offers) were issued in exchange for long term debt with a carrying value of $204.0 million. The consummation of the Exchange Offers created a net loss on the early extinguishment of debt totaling $15.9 million, which represented the difference between the fair value of Citizens’ common stock issued and the carrying value of the retired debt. After taking into account $6.4 million of issuance costs, the transaction resulted in an increase to common equity of $197.6 million. For more information regarding this transaction, see “-Liquidity Risk Management” and Notes 9 and 14 to the Annual Consolidated Financial Statements.

Use of Non-GAAP Financial Measures

In addition to results presented in accordance with U.S. generally accepted accounting principles (“GAAP”), this report includes non-GAAP financial measures such as net interest margin and the efficiency ratio, tangible equity to tangible assets ratio, tangible common equity to tangible assets ratio, Tier 1 common equity ratio, and pre-tax pre-provision profit. Citizens believes these non-GAAP financial measures provide additional information that is useful to investors in understanding the underlying performance of Citizens, its business, and performance trends and, to a lesser degree, such measures help facilitate performance comparisons with others in the banking industry. Non-GAAP financial measures have inherent limitations, are not required to be uniformly applied and are not audited. Readers should be aware of these limitations and should be cautious as to their use of such measures. To mitigate these limitations, Citizens has procedures in place to ensure that these measures are calculated using the appropriate GAAP or regulatory components in their entirety and to ensure that Citizens’ performance is properly reflected to facilitate consistent period-to-period comparisons. Although Citizens believes the non-GAAP financial measures disclosed in this report enhance investors’ understanding of its business and performance, these non-GAAP measures should not be considered in isolation, or as a substitute for GAAP basis financial measures.

Net Interest Margin and Efficiency Ratio (non-GAAP financial measures)

In accordance with industry standards, certain designated net interest income amounts are presented on a taxable equivalent basis, including the calculation of net interest margin and the efficiency ratio. Citizens believes the presentation of net interest margin on a taxable equivalent basis using a 35% effective tax rate allows comparability of net interest margin with industry peers by eliminating the effect of the differences in portfolios attributable to the proportion represented by both taxable and tax-exempt investments. See the Non-GAAP Reconciliation Table, and the Average Balances/Net Interest Income/Average Rates Table later in this report for additional information.

Tangible Equity, Tangible Common Equity and Tier 1 Common Equity Ratios (non-GAAP financial measures)

Citizens believes the exclusion of goodwill and other intangible assets to create “tangible assets” and “tangible equity” facilitates the comparison of results for ongoing business operations. Citizens’ management internally assesses the company’s performance based, in part, on these non-GAAP financial measures. The tangible common equity ratio and Tier 1 common equity ratio have become a focus of some investors and management believes that these ratios may assist investors in analyzing Citizens’ capital position absent the effects of intangible assets and preferred stock. Because tangible common equity and Tier 1 common equity are not formally defined by GAAP or codified in the federal banking regulations, these measures are considered to be non-GAAP financial measures. Because analysts and banking regulators may assess Citizens’ capital adequacy using tangible common equity and Tier 1 common equity, Citizens believes that it is useful to provide investors the ability to assess its capital adequacy on the same basis. Tier 1 common equity is often expressed as a percentage of net risk-weighted assets. Under the risk-based capital framework, a bank’s balance sheet assets and credit equivalent amounts of off-balance sheet items are assigned to one of four broad risk categories. The aggregated dollar amount in each category is then multiplied by the risk weight assigned to that category. The resulting weighted values from each of the four categories are added together and this sum is the risk-weighted assets total that, as adjusted, comprises the denominator of certain risk-based capital ratios. Tier 1 capital is then divided by this denominator (net risk-weighted assets) to determine the Tier 1 capital ratio. Adjustments are made to Tier 1 capital to arrive at Tier 1 common equity as shown in the Non-GAAP Reconciliation Table below. The amounts disclosed as net risk-weighted assets are calculated consistent with banking regulatory requirements.

Pre-Tax Pre-Provision Profit (non-GAAP financial measure)

Pre-tax pre-provision profit (“PTPP”), as defined by Citizens’ management represents total revenue (total net interest income and noninterest income) excluding any securities gains or losses, fair value adjustments on loans held for sale, interest rate swaps, and bank owned life insurance, less noninterest expense excluding any goodwill impairment charges, credit writedowns, fair value adjustments, merger-related expenses and special assessments. While certain of these items are an integral part of Citizens’ banking operations, in each case, the excluded items are items that management believes are particularly impacted by economic stress or significant changes in the credit cycle and are therefore likely to make it more difficult to understand Citizens’ underlying performance trends and the ability of its banking operations to generate revenue. Net interest income, noninterest income and noninterest expense are all calculated in accordance with GAAP and are presented in the consolidated statements of operations. While noninterest income and noninterest expense are adjusted for the specific items listed above in the calculation of PTPP, these adjustments represent the excluded items in their entirety for each period presented to better facilitate period-to-period comparisons.

Viewed together with Citizens’ GAAP results, PTPP provides management, investors, and others with a useful metric to evaluate and better understand trends in Citizens’ period-to-period earnings power and ability to generate capital to cover credit losses, in each case exclusive of the effects of the current and recent economic stress and the credit cycle. As recent results for the banking industry demonstrate, loan charge-offs, related credit provision, and credit writedowns can vary significantly from period to period, making a measure that helps isolate the impact of credit costs on profitability all the more important to investors. The “Credit Quality” section of this report isolates the challenges and issues related to the credit quality of Citizens’ loan portfolio and their impact on Citizens’ earnings as reflected in the provision for loan losses.

A portion of the compensation awarded to Citizens’ Named Executive Officers and certain other management employees for their performance in 2010 and 2011 is measured against a PTPP performance target as Citizens believes that PTPP is a key measurement that helps keep revenue generation as a focus for its business and a particularly valuable measure during challenging credit cycles. Based on 2011 full year results, the total cash compensation award linked to PTPP was $0.8 million. Additionally, during 2011, approximately 186,500 shares of restricted stock were granted which have a two-year vesting period based partially on PTPP results and partially on net income. Based on 2012 full year results, the total potential cash compensation award linked to PTPP is $1.3 million, payable in early 2013. Based on 2010 full year results, the total cash compensation award linked to PTPP was $1.1 million. Additionally, during 2010, approximately 112,900 shares of restricted stock and restricted stock units were granted which have a two-year vesting period based partially on PTPP results and partially on total provision expense. The grants are designed so that a portion of the compensation is based on net income while the remainder does not depend on management’s performance with regard to managing loan losses, securities impairments, and other asset impairments.

Like all non-GAAP metrics, PTPP’s usefulness is inherently limited. Because Citizens’ calculation of PTPP may differ from the calculation of similar measures used by other bank holding companies, PTPP should be used to determine and evaluate period to period trends in Citizens’ performance and in comparison to Citizens’ loan charge-offs, related credit provision, and credit writedowns, rather than in comparison to non-GAAP metrics used by other companies. In addition, investors should bear in mind that income tax expense (benefit), the provision for loan losses, and the other items excluded from revenues and expenses in the PTPP calculation are recurring and integral expenses to Citizens’ banking operations, and that these expenses will still accrue under GAAP, thereby reducing GAAP earnings and, ultimately, shareholders’ equity.

The following table displays the calculation for the past three years of these non-GAAP measures other than pre-tax pre-provision profit, the calculation of which is set forth in the “Performance Summary” section.

Non-GAAP Reconciliation

(in thousands)	2011	2010	2009
Efficiency Ratio (non-GAAP)
Net interest income (A)	$313,110	$329,064	$310,449
Taxable equivalent adjustment (B)	7,482	10,582	15,574
Investment securities gain (losses) (C)	(1,336)	13,896	5
Noninterest income (D)	95,257	94,659	63,133
Noninterest expense (E)	283,150	307,087	585,139
Losses on ORE and ORE Expenses (F)	17,090	18,408	27,701
Intangible amortization (G)	3,027	3,923	7,036
Goodwill impairment (H)	—	—	256,272
FDIC special assessment (I)	—	—	5,351
Efficiency ratio: (E-F-G-H-I)/(A+B-C+D) (non-GAAP)	63.05%	67.73%	74.21%

Tangible Common Equity to Tangible Assets (non-GAAP)
Total assets	$9,462,849	$9,965,645	$11,931,631
Goodwill(1)	(318,150)	(318,150)	(330,744)
Other intangible assets	(7,428)	(10,454)	(14,378)

Tangible assets (non-GAAP)	$9,137,271	$9,637,041	$11,586,509

Total shareholders’ equity	$1,019,537	$1,011,731	$1,331,036
Goodwill(1)	(318,150)	(318,150)	(330,744)
Other intangible assets	(7,428)	(10,454)	(14,378)

Tangible equity (non-GAAP)	$693,959	$683,127	$985,914

Tangible equity	$693,959	$683,127	$985,914
Preferred stock	(285,114)	(278,300)	(271,990)

Tangible common equity (non-GAAP)	$408,845	$404,827	$713,924

Tier 1 Common Equity (non-GAAP)
Total shareholders’ equity	$1,019,537	$1,011,731	$1,331,036
Qualifying capital securities and other adjustments	73,558	73,489	73,407
Goodwill(1)	(318,150)	(318,150)	(330,744)
Accumulated other comprehensive loss (income)	5,820	20,156	7,093
Other intangible assets	(7,428)	(10,454)	(14,378)

Tier 1 capital (regulatory)	$773,337	$776,772	$1,066,414

Tier 1 capital (regulatory)	$773,337	$776,772	$1,066,414
Qualifying capital securities and other adjustments	(73,558)	(73,489)	(73,407)
Preferred stock	(285,114)	(278,300)	(271,990)

Total Tier 1 common equity (non-GAAP)	$414,665	$424,983	$721,017

Net risk-weighted assets (regulatory)	$5,723,333	$6,416,792	$8,515,874

Equity to assets	10.77%	10.15%	11.16%
Tier 1 common equity (non-GAAP)	7.24	6.62	8.47
Tangible equity to tangible assets (non-GAAP)	7.59	7.09	8.51
Tangible common equity to tangible assets (non-GAAP)	4.47	4.20	6.16

(1)	Goodwill represents goodwill for Continuing Operations, as shown on the balance sheet, and includes goodwill for Discontinued Operations of $12.6 million in 2009.

The following tables display the calculation of the efficiency ratio for the past five quarters since September 30, 2012 and the calculation of the remainder of these non-GAAP measures other than pre-tax pre-provision profit, the calculation of which is set forth in the “Results of Operations for the Nine Months ended on September 30, 2012—Summary” section, as of the end of each of those periods. The quantitative reconciliation of adjusted net income attributable to common shareholders to GAAP net income attributable to common shareholders is provided for the three and nine months ending September 30, 2012 and 2011, respectively.

Non-GAAP Reconciliation
(in thousands)	September 30, 2012	June 30, 2012	March 31, 2012	December 31, 2011	September 30, 2011
Efficiency Ratio (non-GAAP)
Net interest income (A)	$75,805	$75,680	$76,119	$78,049	$78,841
Taxable equivalent adjustment (B)	1,503	1,532	1,571	1,670	1,827
Investment securities gains (losses) (C)	—	—	—	38	3
Noninterest income (D)	23,710	22,345	24,240	24,363	24,427
Noninterest expense (E)	72,055	66,339	67,101	66,640	65,411
(Gains) losses on ORE and ORE expenses (F)	1,264	93	65	2,076	1,739
Intangible amortization (G)	513	545	578	688	732
Merger-related expenses (H)	4,411	—	—	—	—

Efficiency ratio: (E-F-G-H)/(A+B-C+D) (non-GAAP)	65.20%	65.99%	65.20%	61.39%	59.89%

Tangible Common Equity to Tangible Assets (non-GAAP)
Total assets	$9,724,790	$9,670,493	$9,577,346	$9,462,849	$9,600,188
Goodwill	(318,150)	(318,150)	(318,150)	(318,150)	(318,150)
Other intangible assets	(5,792)	(6,305)	(6,850)	(7,428)	(8,116)

Tangible assets (non-GAAP)	$9,400,848	$9,346,038	$9,252,346	$9,137,271	$9,273,922

Total shareholders’ equity	$1,358,197	$1,335,855	$1,044,619	$1,019,537	$1,009,143
Goodwill	(318,150)	(318,150)	(318,150)	(318,150)	(318,150)
Other intangible assets	(5,792)	(6,305)	(6,850)	(7,428)	(8,116)

Tangible equity (non-GAAP)	$1,034,255	$1,011,400	$719,619	$693,959	$682,877

Tangible equity	$1,034,255	$1,011,400	$719,619	$693,959	$682,877
Preferred stock	(290,580)	(288,723)	(286,901)	(285,114)	(283,360)

Tangible common equity (non-GAAP)	$743,675	$722,677	$432,718	$408,845	$399,517

Tier 1 Common Equity (non-GAAP)
Total shareholders’ equity	$1,358,197	$1,335,855	$1,044,619	$1,019,537	$1,009,143
Qualifying capital securities	73,667	73,667	73,667	73,667	73,667
Goodwill	(318,150)	(318,150)	(318,150)	(318,150)	(318,150)
Accumulated other comprehensive loss	5,649	10,268	1,955	5,820	1,075
Disallowed deferred tax asset	(235,461)	(235,529)	—	—	—
Other intangible assets	(5,792)	(6,305)	(6,850)	(7,428)	(8,116)

Tier 1 capital (regulatory)	$878,110	$859,806	$795,241	$773,446	$757,619

Tier 1 capital (regulatory)	$878,110	$859,806	$795,241	$773,446	$757,619
Qualifying capital securities	(73,667)	(73,667)	(73,667)	(73,667)	(73,667)
Preferred stock	(290,580)	(288,723)	(286,901)	(285,114)	(283,360)

Total Tier 1 common equity (non-GAAP)	$513,863	$497,416	$434,673	$414,665	$400,592

Net risk-weighted assets (regulatory)	$5,821,748	$5,851,871	$5,803,811	$5,723,333	$5,912,527

Equity to assets	13.97%	13.81%	10.91%	10.77%	10.51%
Tier 1 common equity (non-GAAP)	8.83	8.50	7.49	7.24	6.77
Tangible equity to tangible assets (non-GAAP)	11.00	10.82	7.78	7.59	7.36
Tangible common equity to tangible assets (non-GAAP)	7.91	7.73	4.68	4.47	4.31

Non-GAAP Reconciliation Adjusted earnings per share	Nine Months Ended September 30,
(in thousands, except per share amounts)	2012	2011
Earnings per Share
Diluted net income (loss) per share	$8.19	$(0.73)
Restoration of the deferred tax asset	6.82	—

Diluted net income (loss) per share (non-GAAP)	$1.37	$(0.73)

An itemized reconciliation between net income on a GAAP basis and net income excluding the benefit of restoring the deferred tax asset (non-GAAP) follows:

	Nine Months Ended September 30,
	2012	2011
Numerator:
Net income (loss)	$349,028	$(11,577)
Restoration of the deferred tax asset	(275,484)	—

Net income (loss) (non-GAAP)	73,544	(11,577)
Dividend on redeemable preferred stock	(18,127)	(17,088)

Net income (loss) attributable to common shareholders (non-GAAP)	55,417	(28,665)
Net income allocated to participating securities	1,268	—

Net income (loss) after allocation to participating securities (non-GAAP)	$54,149	$(28,665)

Denominator:
Weighted average shares outstanding for basic and dilutive earnings per common share	39,469	39,418

Basic net income (loss) per common share (non-GAAP)	$1.37	$(0.73)
Diluted net income (loss) per common share (non-GAAP)	1.37	(0.73)

Results of Operations For the Nine Months ended September 30, 2012 and September 30, 2011

Summary

Citizens reported net income of $21.0 million for the three months ended September 30, 2012, compared to $32.9 million for the third quarter of 2011. After incorporating the $6.1 million accrued but unpaid dividend to the preferred shareholder, Citizens reported net income attributable to common shareholders of $14.9 million for the three months ended September 30, 2012, compared to $27.2 million for the third quarter of 2011. Diluted net income per share was $0.37 for the third quarter of 2012, compared to $0.68 for the third quarter of 2011. For the nine months ended September 30, 2012, Citizens recorded net income attributable to common shareholders of $330.9 million, compared with a net loss attributable to common shareholders of $28.7 million for the same period of 2011. Year to date 2012 results include $275.5 million or $6.82 per share tax benefit related to the restoration of the company’s deferred tax asset in the second quarter of 2012.

Key factors behind the results for the third quarter of 2012 compared with the third quarter of 2011 follow.

•

An income tax expense of $1.3 million for the third quarter of 2012 compared to a $12.6 million tax benefit in the third quarter of 2011. The tax benefit in 2011 was largely due to Citizens recording a receivable as a result of a revocation of a tax election.

•	A decrease in provision for loan losses from 2011, which reflects the results of Citizens’ focused efforts to improve asset quality and stabilized portfolio credit metrics.

•

An increase in noninterest expense from 2011 as a result of $4.4 million in merger-related expenses, higher salaries, incentives and costs related to the reinstatement of the employer matching in the 401(k) plan, and higher data processing services.

•	A decrease in net interest income from 2011 reflecting lower net interest margin and a reduction in average earning assets.

The following table displays pre-tax pre-provision profit (non-GAAP) for each of the last five quarters.

Pre-tax pre-provision profit (non-GAAP)	Three Months Ended
(in thousands)	September 30, 2012	June 30, 2012	March 31, 2012	December 31, 2011	September 30, 2011
Net income	$20,991	$303,176	$24,861	$18,244	$32,944
Income tax provision (benefit)	1,274	(276,789)	—	2,521	(12,568)
Provision for loan losses	5,195	5,299	8,397	15,007	17,481
Net losses (gains) on loans held for sale	184	(6)	(916)	217	(1,952)
Investment securities (gains) losses	—	—	—	(38)	(3)
Losses (gains) on other real estate (ORE)	941	(173)	(385)	1,081	1,210
Merger-related expenses(1)	4,411	—	—	—	—
Fair-value adjustment on bank owned life insurance(2)	(31)	118	(205)	(100)	385
Fair-value adjustment on swaps(2)	83	74	(61)	(46)	268

Pre-tax pre-provision profit (non-GAAP)	$33,048	$31,699	$31,691	$36,886	$37,765

(1)	Merger-related expenses are contained in line item “Professional services” on Consolidated Statements of Operations.
(2)	Fair-value adjustment amounts contained in line item “Other income” on Consolidated Statements of Operations.

The balance sheet grew $261.9 million to $9.7 billion compared to December 31, 2011 as a result of restoring the deferred tax asset in the second quarter of 2012. Core deposits were up $328.5 million or 6.3% over December 31, 2011, reflecting Citizens’ focus on generating and growing core deposit relationships. Time deposits at September 30, 2012 decreased $420.4 million or 19.1% from the end of last year as Citizens continues to strategically reduce high cost single service and brokered time deposits. Loan balances were essentially unchanged as the growth in the C&I and indirect portfolios was offset by declines in the CRE, residential mortgage, and direct portfolios.

Compared to September 30, 2011, the balance sheet grew $124.6 million as a result of restoring the deferred tax asset. Core deposits were up $302.9 million or 5.8% compared to September 2011, reflecting Citizens’ focus on generating and growing core deposit relationships. This growth in core deposits was utilized to reduce reliance on more expensive time deposits. Time deposits at September 30, 2012 decreased $539.8 million or 23.3% from last September as Citizens continues to strategically reduce high cost single service and brokered time deposits. Loan balances declined as the growth in the C&I and indirect portfolios was more than offset by declines in the CRE, direct, and residential mortgage portfolios. The decline in the loan portfolio was more than offset by reductions in the allowance for loan losses and the restoration of the deferred tax asset.

Citizens maintains a strong liquidity position, with on- and off-balance sheet liquidity sources and a stable funding base comprised of approximately 75% deposits, 9% long-term debt, 14% equity, and 2% short-term liabilities. Citizens also continues to maintain a strong capital position, and its regulatory capital ratios are above “well-capitalized” standards.

Net Interest Income and Net Interest Margin

An analysis of net interest income, interest spread and net interest margin with average balances and related interest rates is presented below.

Average Balances/Net Interest Income/Average Rates
	Three Months Ended September 30,
	2012			2011
(in thousands)	Average Balance	Interest(1)	Average Rate(2)	Average Balance	Interest(1)	Average Rate(2)
Earning Assets
Money market investments	$238,492	$152	0.25%	$270,422	$168	0.25%
Investment securities(3):
Taxable	2,557,793	16,034	2.51	2,536,944	20,508	3.23
Tax-exempt	205,572	2,157	6.46	242,494	2,613	6.63
FHLB and Federal Reserve stock	122,123	1,196	3.90	123,906	974	3.13
Portfolio loans(4):
Commercial and industrial	1,713,382	23,000	5.42	1,440,968	18,599	5.24
Commercial real estate	1,382,873	16,720	4.81	1,678,996	21,445	5.07
Residential mortgage	580,002	6,326	4.36	693,494	7,723	4.45
Direct consumer	873,057	12,741	5.81	967,443	14,634	6.00
Indirect consumer	952,086	14,478	6.05	882,157	14,597	6.56

Total portfolio loans	5,501,400	73,265	5.33	5,663,058	76,998	5.43
Loans held for sale(4)	13,010	111	3.40	19,248	214	4.44

Total earning assets	8,638,390	92,915	4.36	8,856,072	101,475	4.64
Nonearning Assets
Cash and due from banks	145,961			147,044
Premises and equipment	92,775			99,835
Investment security fair value adjustment	54,807			46,558
Other nonearning assets	927,622			652,885
Allowance for loan losses	(135,968)			(206,119)

Total assets	$9,723,587			$9,596,275

Interest-Bearing Liabilities
Deposits:
Interest-bearing demand deposits	$1,073,294	$348	0.13	$976,637	$510	0.21
Savings deposits	2,602,216	1,314	0.20	2,648,640	2,206	0.33
Time deposits	1,825,144	7,117	1.55	2,380,333	10,812	1.80
Short-term borrowings	45,974	11	0.10	43,445	20	0.18
Long-term debt	852,776	8,320	3.89	862,479	9,086	4.19

Total interest-bearing liabilities	6,399,404	17,110	1.06	6,911,534	22,634	1.30
Noninterest-Bearing Liabilities and Shareholders’ Equity
Noninterest-bearing demand	1,823,099			1,541,005
Other liabilities	155,267			152,134
Shareholders’ equity	1,345,817			991,602

Total liabilities and shareholders’ equity	$9,723,587			$9,596,275

Interest Spread(5)		$75,805	3.29%		$78,841	3.34%

Contribution of noninterest bearing sources of funds			0.28			0.29

Net Interest Margin(5)(6)			3.57%			3.63%

(1)	Interest income is shown on actual basis and does not include taxable equivalent adjustments.
(2)

Average rates are presented on an annual basis and include taxable equivalent adjustments to interest income of $1.5 million and $ 1.8 million, for the three months ended September 30, 2012 and 2011, respectively, based on a tax rate of 35%.

(3)

For presentation in this table, average balances and the corresponding average rates for investment securities are based upon historical cost, adjusted for amortization of premiums and accretion of discounts.

(4)	Nonaccrual loans are included in average balances for each applicable loan category.
(5)	The interest spread and net interest margin are presented on a tax-equivalent basis.
(6)	Net interest margin exceeds the interest spread due to noninterest-bearing funding sources, demand deposits, other liabilities and shareholders’ equity supporting earning assets.

Average Balances/Net Interest Income/Average Rates	Nine Months Ended September 30,
	2012			2011
(in thousands)	Average Balance	Interest(1)	Average Rate(2)	Average Balance	Interest(1)	Average Rate(2)
Earning Assets
Money market investments	$257,535	$481	0.25%	$362,983	$670	0.25%
Investment securities(3):
Taxable	2,561,262	49,356	2.57	2,432,220	60,664	3.33
Tax-exempt	210,096	6,610	6.45	258,524	8,412	6.67
FHLB and Federal Reserve stock	119,834	3,487	3.88	134,998	3,143	3.11
Portfolio loans(4):
Commercial and industrial	1,651,213	66,833	5.49	1,404,081	51,955	5.07
Commercial real estate	1,456,217	54,143	4.97	1,828,800	70,348	5.14
Residential mortgage	602,970	19,650	4.35	718,039	25,177	4.68
Direct consumer	894,603	39,259	5.86	994,185	45,055	6.06
Indirect consumer	904,188	41,981	6.20	847,878	42,335	6.68

Total portfolio loans	5,509,191	221,866	5.40	5,792,983	234,870	5.44
Loans held for sale(4)	12,145	339	3.72	26,739	730	3.65

Total earning assets	8,670,063	282,139	4.42	9,008,447	308,489	4.66
Nonearning Assets
Cash and due from banks	143,373			143,254
Premises and equipment	94,858			101,846
Investment security fair value adjustment	52,778			44,256
Other nonearning assets	751,020			662,565
Allowance for loan losses	(153,480)			(241,431)

Total assets	$9,558,612			$9,718,937

Interest-Bearing Liabilities
Deposits:
Interest-bearing demand deposits	$1,012,171	$1,105	0.15	$958,634	$1,602	0.22
Savings deposits	2,662,533	4,722	0.24	2,633,255	7,224	0.37
Time deposits	1,956,304	23,416	1.60	2,564,001	36,119	1.88
Short-term borrowings	40,621	42	0.14	41,999	57	0.18
Long-term debt	853,339	25,251	3.95	912,755	28,426	4.16

Total interest-bearing liabilities	6,524,968	54,536	1.12	7,110,644	73,428	1.38
Noninterest-Bearing Liabilities and Shareholders’ Equity
Noninterest-bearing demand	1,729,889			1,470,866
Other liabilities	157,746			151,525
Shareholders’ equity	1,146,009			985,902

Total liabilities and shareholders’ equity	$9,558,612			$9,718,937

Interest Spread(5)		$227,603	3.30%		$235,061	3.28%

Contribution of noninterest bearing sources of funds			0.28			0.29

Net Interest Margin(5)(6)			3.58%			3.57%

(1)	Interest income is shown on actual basis and does not include taxable equivalent adjustments.
(2)

Average rates are presented on an annual basis and include taxable equivalent adjustments to interest income of $4.6 million and $5.8 million, for the nine months ended 2012 and 2011, respectively, based on a tax rate of 35%.

(3)

For presentation in this table, average balances and the corresponding average rates for investment securities are based upon historical cost, adjusted for amortization of premiums and accretion of discounts.

(4)	Nonaccrual loans are included in average balances for each applicable loan category.
(5)	The interest spread and net interest margin are presented on a tax-equivalent basis.
(6)	Net interest margin exceeds the interest spread due to noninterest-bearing funding sources, demand deposits, other liabilities and shareholders’ equity supporting earning assets.

The decrease in net interest margin in the three months ended September 30, 2012 from the comparable period of 2011 was a result of the continued low interest rate environment and competitive pressures on the loan portfolio, partially offset by reduced funding costs. The increase in net interest margin for the nine months ended September 30, 2012 over the comparable periods of 2011 was a result of efforts to reduce funding costs by improving deposit mix, carefully managing deposit rates, reducing reliance on brokered time deposits, and reducing costs on long term debt by extending maturities. The benefits from these initiatives were offset by lower investment securities and loan portfolio yields due to the continued low interest rate environment and competitive pressures.

The decrease in net interest income in the three months ended September 30, 2012 from the comparable periods of 2011 reflects lower net interest margin and a reduction in average earnings assets. For the nine months ended September 30, 2012, net interest income decreased compared to the same period last year due to a reduction in average earnings assets.

The table below shows changes in interest income, interest expense and net interest income due to rate and volume variances for major categories of earning assets and interest-bearing liabilities.

Analysis of Changes in Interest Income and Interest Expense

Analysis of Changes in Interest Income and Interest Expense
2012 compared with 2011 (in thousands)	Three Months Ended September 30,			Nine Months Ended September 30,
	Net Change(1)	Increase (Decrease) Due to Change in		Net Change(1)	Increase (Decrease) Due to Change in
		Rate(2)	Volume(2)		Rate(2)	Volume(2)
Interest Income on Earning Assets:
Money market investments	$(16)	$4	$(20)	$(189)	$5	$(194)
Investment securities:
Taxable	(4,474)	(4,641)	167	(11,308)	(14,388)	3,080
Tax-exempt	(456)	(67)	(389)	(1,802)	(271)	(1,531)
FHLB and Federal Reserve stock	222	236	(14)	344	724	(380)
Loans:
Commercial and industrial	4,401	769	3,632	14,878	5,040	9,838
Commercial real estate	(4,725)	(1,098)	(3,627)	(16,205)	(2,496)	(13,709)
Residential mortgage loans	(1,397)	(156)	(1,241)	(5,527)	(1,690)	(3,837)
Direct consumer	(1,893)	(502)	(1,391)	(5,796)	(1,511)	(4,285)
Indirect consumer	(119)	(1,230)	1,111	(354)	(3,146)	2,792

Total portfolio loans	(3,733)	(2,217)	(1,516)	(13,004)	(3,803)	(9,201)
Loans held for sale	(103)	(43)	(60)	(391)	16	(407)

Total	(8,560)	(6,728)	(1,832)	(26,350)	(17,717)	(8,633)

Interest Expense on Interest-Bearing Liabilities:
Deposits:
Interest-bearing demand deposits	(162)	(209)	47	(497)	(583)	86
Savings deposits	(892)	(854)	(38)	(2,502)	(2,582)	80
Time Deposits	(3,695)	(1,395)	(2,300)	(12,703)	(5,003)	(7,700)
Short-term borrowings	(9)	(10)	1	(15)	(13)	(2)
Long-term debt	(766)	(665)	(101)	(3,175)	(1,432)	(1,743)

Total	(5,524)	(3,133)	(2,391)	(18,892)	(9,613)	(9,279)

Net Interest Income	$(3,036)	$(3,595)	$559	$(7,458)	$(8,104)	$646

(1)	Changes are based on actual interest income and do not reflect taxable equivalent adjustments.
(2)	The change in interest not solely due to changes in volume or rates has been allocated in proportion to the absolute dollar amounts of the change in each.

The decreases in net interest income in the three and nine months ended September 30, 2012 from the comparable periods of 2011 reflect rate variances that were unfavorable in the aggregate and volume variances that were favorable in the aggregate. The rate variances were the result of the low interest rate environment, with unfavorable rate variances on assets partially offset by favorable rate variances on liabilities. Volume variances were favorable in the aggregate, as reductions in time deposits and long-term debt balances and an increase in investment securities balances were partially offset by a reduction in total portfolio loan balances.

Noninterest Income

The components of noninterest income are presented below.

Noninterest Income
	Three Months Ended September 30,		Change in 2012		Nine Months Ended September 30,		Change in 2012
(dollars in thousands)	2012	2011	Amount	Percent	2012	2011	Amount	Percent
Service charges on deposit accounts	$9,554	$10,362	$(808)	(7.8)%	$27,894	$29,544	$(1,650)	(5.6)%
Trust fees	3,635	3,622	13	0.4	10,818	11,356	(538)	(4.7)
Mortgage and other loan income	2,028	2,089	(61)	(2.9)	5,839	6,915	(1,076)	(15.6)
Brokerage and investment fees	1,831	1,188	643	54.1	4,486	3,829	657	17.2
Card-based and other nondeposit fees	4,431	4,475	(44)	(1.0)	13,140	12,862	278	2.2
Net (losses) gains on loans held for sale	(184)	1,952	(2,136)	(109.4)	739	2,025	(1,286)	(63.5)
Investment securities gains (losses)	—	3	(3)	(100.0)	—	(1,373)	1,373	100.0
Other income	2,415	736	1,679	228.1	7,380	5,737	1,643	28.6

Total noninterest income	$23,710	$24,427	$(717)	(2.9)	$70,296	$70,895	$(599)	(0.8)

The decrease in noninterest income in the third quarter of 2012 from the third quarter of 2011 reflects net losses on loans held for sale and, to a lesser extent, decreases in service charges on deposit accounts, partially offset by increases in other income and in brokerage and investment fees. The net losses on loans held for sale were primarily the result of increased writedowns in the third quarter of 2012. The reduction in service charges on deposit accounts was directly related to the impact of regulatory changes resulting from the Dodd-Frank Act and guidance issued by the FDIC related to overdraft payment programs. The increase in other income was due to unrealized gains in deferred compensation. The increase in brokerage and investment fees were due to focused efforts to increase accounts and sales.

Noninterest income for the nine months ended September 30, 2012 changed by less than 1% from the comparable period of 2011 as increases in other income and the absence of investment securities losses were offset by decreases in service charges on deposit accounts, gains on loans held for sale, and mortgage and other loan income. Increases in other income were due primarily to unrealized gains in deferred compensation. In addition, Citizens recorded no sales of investment securities in 2012 as compared to net losses on sales of investment securities in 2011. The reduction in service charges on deposit accounts was directly related to the impact of regulatory changes resulting from the Dodd-Frank Act and guidance issued by the FDIC related to overdraft payment programs. The decrease in gains on loans held for sale was due primarily to increased writedowns in the third quarter of 2012. The reduced mortgage and other loan income was primarily due to lower commitment fees.

Noninterest Expense

The components of noninterest expense are presented below.

Noninterest Expense
	Three Months Ended September 30,		Change in 2012		Nine Months Ended September 30,		Change in 2012
(in thousands)	2012	2011	Amount	Percent	2012	2011	Amount	Percent
Salaries and employee benefits	$33,589	$30,280	$3,309	10.9%	$99,687	$92,563	$7,124	7.7%
Occupancy	6,129	6,125	4	0.1	18,965	19,734	(769)	(3.9)
Professional services(1)	6,806	2,394	4,412	184.3	11,294	7,020	4,274	60.9
Equipment	2,937	2,918	19	0.7	9,144	8,811	333	3.8
Data processing services	4,427	3,823	604	15.8	12,196	12,422	(226)	(1.8)
Advertising and public relations	1,847	2,179	(332)	(15.2)	4,890	4,550	340	7.5
Postage and delivery	1,157	1,142	15	1.3	3,375	3,378	(3)	(0.1)
Other loan expenses	3,121	3,941	(820)	(20.8)	9,574	12,510	(2,936)	(23.5)
Losses on other real estate (ORE)	941	1,210	(269)	(22.2)	382	11,687	(11,305)	(96.7)
ORE expenses	323	529	(206)	(38.9)	1,039	3,326	(2,287)	(68.8)
Intangible asset amortization	513	732	(219)	(29.9)	1,636	2,338	(702)	(30.0)
Other expenses	10,265	10,138	127	1.3	33,312	38,172	(4,860)	(12.7)

Total noninterest expense	$72,055	$65,411	$6,644	10.2	$205,494	$216,511	$(11,017)	(5.1)

(1)	Includes merger-related expenses of $4.4 million in the third quarter of 2012.

The increase in noninterest expense in the third quarter of 2012 from the third quarter of 2011 was primarily the result of increases in professional services, salaries and employee benefits, and data processing services, partially offset by a decrease in other loan expenses. The increase in professional services expense was due to merger-related costs. The increase in salaries and employee benefits was primarily due to an increase in base and incentive compensation driven by improved production levels and expenses directly related to the reinstatement of employer contributions to the 401(k) plan in 2012. Data processing services increased as a negotiated reduction in expense expired. The decrease in other expenses was related to lower FDIC premiums. The decrease in noninterest expense from the nine month period ending September 30, 2011 was primarily the result of decreases in losses on other real estate (ORE), lower other expenses, and lower other loan expense and ORE expenses, partially offset by an increase in professional services and in salaries and employee benefits. The losses on ORE and higher ORE expenses in 2011 were incurred as a result of the problem asset resolution initiatives that were substantially completed during the first quarter of 2011. The net decrease in other expenses was directly related to lower FDIC premiums. Lower other loan expense was primarily the result of lower origination volume and lower foreclosure-related expenses. Professional services expense increased due to merger-related expenses. The increase in salaries and employee benefits was primarily due to increased base and incentive compensation driven by improved production levels and expenses directly related to the reinstatement of employer contributions to the 401(k) plan.

Income Taxes and Deferred Tax Asset

Citizens recorded income tax expense of $1.3 million for the third quarter of 2012, compared to a benefit of $12.6 million for the third quarter of 2011. For the first nine months of 2012, the income tax benefit totaled $275.5 million, compared with a benefit of $22.8 million for the same period of 2011. The tax expense this quarter reflects the tax impact on the positive variance between Citizens’ current view on earnings for the year compared to its forecast at the time the valuation allowance was eliminated against the deferred tax asset. The tax benefit for the three months ended September 30, 2011 was largely due to Citizens recording a receivable as a result of a revocation of a tax election. The increase in tax benefit for the nine months ended September 30, 2012 was primarily the result of eliminating the valuation allowance against the deferred tax asset. As of September 30, 2012, the recorded balance of the net deferred tax asset was $268.3 million, reported in Other Assets on the Consolidated Balance Sheets.

Based on an evaluation of the then-available positive and negative evidence, Citizens determined it was appropriate to establish a full valuation allowance on the deferred tax asset as of December 31, 2008. The deferred tax asset is reviewed on a quarterly basis and based on the analysis of positive and negative evidence at June 30, 2012, the positive evidence outweighed the negative evidence and therefore Citizens determined that a deferred tax asset valuation allowance was no longer necessary. The significant positive evidence in Citizens’ analysis included: five consecutive quarters of profitability, termination of the written agreement with Citizens’ primary regulators, improved capital levels, solid credit metrics, strong deposit mix, reduced regulatory risk, and a stabilizing economy. As a result of this analysis, the deferred tax asset valuation allowance was reversed in the second quarter of 2012.

Results of Operations For the Years Ended December 31, 2011, December 31, 2010 and December 31, 2009

Net Interest Income

An analysis of net interest income, interest spread and net interest margin with average balances and related interest rates is presented below.

Average Balances/Net Interest Income/Average Rates
	2011			2010			2009
(in thousands)	Average Balance	Interest(1)	Average Rate(2)	Average Balance	Interest(1)	Average Rate(2)	Average Balance	Interest(1)	Average Rate(2)
Earning Assets
Money market investments	$340,482	$840	0.25%	$605,217	$1,501	0.25%	$502,584	$1,257	0.25%
Investment securities(3) :
Taxable	2,444,539	79,281	3.24	1,901,195	72,545	3.82	1,571,960	73,796	4.69
Tax-exempt	250,098	10,800	6.64	366,044	16,035	6.74	585,036	25,074	6.59
FHLB and Federal Reserve stock	132,101	4,152	3.14	154,959	3,776	2.44	152,762	4,216	2.76
Portfolio loans(4):
Commercial and industrial	1,438,292	72,194	5.13	1,728,712	81,069	4.80	2,183,525	100,573	4.70
Commercial real estate	1,776,292	90,862	5.12	2,631,901	139,307	5.30	2,905,011	153,921	5.30
Residential mortgage	700,257	32,539	4.65	867,500	43,862	5.06	1,135,289	57,121	5.03
Direct consumer	981,396	59,273	6.04	1,133,691	68,794	6.07	1,313,718	79,581	6.06
Indirect consumer	856,279	56,947	6.65	813,845	55,629	6.84	811,844	55,144	6.79

Total portfolio loans	5,752,516	311,815	5.45	7,175,649	388,661	5.44	8,349,387	446,340	5.37
Loans held for sale(4)	26,451	931	3.52	69,705	1,926	2.76	75,485	2,727	3.61

Total earning assets	8,946,187	407,819	4.64	10,272,769	484,444	4.82	11,237,214	553,410	5.06
Nonearning Assets
Cash and due from banks	142,721			163,203			158,568
Premises and equipment	101,009			107,382			114,667
Investment security fair value adjustment	44,712			54,451			19,725
Other nonearning assets	663,477			725,101			900,810
Assets of discontinued operations	—			108,615			356,141
Allowance for loan losses	(228,509)			(325,844)			(304,016)

Total assets	$9,669,597			$11,105,677			$12,483,109

Interest-Bearing Liabilities
Deposits:
Interest-bearing demand deposits	$953,187	$2,021	0.21	$1,008,871	$2,741	0.27	$929,152	$3,958	0.43
Savings deposits	2,636,422	9,315	0.35	2,561,596	15,785	0.62	2,521,100	19,661	0.78
Time deposits	2,489,703	45,991	1.85	3,405,281	80,000	2.35	3,867,946	127,892	3.31
Short-term borrowings	42,760	79	0.18	36,744	80	0.22	51,291	193	0.38
Long-term debt	898,501	37,303	4.15	1,280,839	56,774	4.43	1,904,455	91,257	4.79

Total interest-bearing liabilities	7,020,573	94,709	1.35	8,293,331	155,380	1.87	9,273,944	242,961	2.62
Noninterest-Bearing Liabilities and Shareholders’ Equity
Noninterest-bearing demand	1,503,430			1,306,881			1,191,478
Other liabilities	151,833			146,669			155,401
Liabilities of discontinued operations	—			128,851			417,553
Shareholders’ equity	993,761			1,229,945			1,444,733

Total liabilities and shareholders’ equity	$9,669,597			$11,105,677			$12,483,109

Interest Spread(5)		$313,110	3.29%		$329,064	2.95%		$310,449	2.44%

Contribution of noninterest bearing sources of funds			0.29			0.36			0.46

Net Interest Margin(5)(6)			3.58%			3.31%			2.90%

(1)	Interest income is shown on actual basis and does not include taxable equivalent adjustments.
(2)

Average rates are presented on an annual basis and include taxable equivalent adjustments to interest income of $7.5 million, $ 10.6 million and $15.6 million for the years ended December 31, 2011, 2010 respectively, based on a tax rate of 35%.

(3)

For presentation in this table, average balances and the corresponding average rates for investment securities are based upon historical cost, adjusted for amortization of premiums and accretion of discounts.

(4)	Nonaccrual loans are included in average balances for each applicable loan category.
(5)	The interest spread and net interest margin are presented on a tax-equivalent basis.
(6)	Because noninterest-bearing funding sources, demand deposits, other liabilities and shareholders’ equity also support earning assets, the net interest margin exceeds the interest spread.

2011 compared with 2010

The increase in net interest margin was primarily the result of declining deposit costs, reductions in high-cost funding, lower levels of nonperforming assets and a planned reduction in excess cash and money market investments, partially offset by lower investment securities yields. The decrease in net interest income was primarily the result of a decrease in average earning assets due to the effects of the accelerated problem asset resolution initiatives completed during the first half of 2011.

2010 compared with 2009

The increase in net interest margin was primarily the result of expanding commercial and consumer loan spreads, declining deposit costs, reductions in high-cost funding, and wholesale funding repricing to lower fixed rates, partially offset by the effect of replacing declining loan balances with lower-yielding investment securities and money market investments. The increase in net interest income was primarily the result of the higher net interest margin, partially offset by decreases in average earning assets. The decreases in average earning assets were due to weak loan demand and the effects of the accelerated problem asset resolution initiatives undertaken in 2010, partially offset by increases in investment securities and money market investments.

The table below shows changes in interest income, interest expense and net interest income due to volume and rate variances for major categories of earning assets and interest-bearing liabilities.

Analysis of Changes in Interest Income and Interest Expense
	2011 Compared to 2010			2010 Compared to 2009
	Net Change(1)	Increase (Decrease) Due to Change in		Net Change(1)	Increase (Decrease) Due to Change in
(in thousands)		Rate(2)	Volume(2)		Rate(2)	Volume(2)
Interest Income on Earning Assets:
Money market investments	$(661)	$(8)	$(653)	$244	$(11)	$255
Investment securities:
Taxable	6,736	(11,957)	18,693	(1,251)	(15,179)	13,928
Tax-exempt	(5,235)	(225)	(5,010)	(9,039)	543	(9,582)
FHLB and Federal Reserve stock	376	987	(611)	(440)	(500)	60
Loans:
Commercial and industrial	(8,875)	5,420	(14,295)	(19,504)	1,794	(21,298)
Commercial real estate	(48,445)	(4,536)	(43,909)	(14,614)	(158)	(14,456)
Residential mortgage loans	(11,323)	(3,349)	(7,974)	(13,259)	279	(13,538)
Direct consumer	(9,521)	(321)	(9,200)	(10,787)	137	(10,924)
Indirect consumer	1,318	(1,531)	2,849	485	349	136

Total portfolio loans	(76,846)	(4,317)	(72,529)	(57,679)	2,401	(60,080)
Loans held for sale	(995)	427	(1,422)	(801)	(604)	(197)

Total	(76,625)	(15,093)	(61,532)	(68,966)	(13,350)	(55,616)

Interest Expense on Interest-Bearing Liabilities:
Deposits:
Interest-bearing demand deposits	(720)	(575)	(145)	(1,217)	(1,533)	316
Savings deposits	(6,470)	(6,918)	448	(3,876)	(4,187)	311
Time deposits	(34,009)	(15,060)	(18,949)	(47,892)	(33,889)	(14,003)
Short-term borrowings	(1)	(13)	12	(113)	(68)	(45)
Long-term debt	(19,471)	(3,409)	(16,062)	(34,483)	(6,424)	(28,059)

Total	(60,671)	(25,975)	(34,696)	(87,581)	(46,101)	(41,480)

Net Interest Income	$(15,954)	$10,882	$(26,836)	$18,615	$32,751	$(14,136)

(1)	Changes are based on actual interest income and do not reflect taxable equivalent adjustments.
(2)	The change in interest not solely due to changes in volume or rates has been allocated in proportion to the absolute dollar amounts of the change in each.

2011 compared with 2010

The decrease in net interest income reflects volume variances that were unfavorable in the aggregate and rate variances that were favorable in the aggregate. The unfavorable volume variance was primarily due to the reduction in the loan portfolios as a result of the accelerated problem asset resolution initiative, partially offset by an increase in the taxable investment securities portfolio and a decrease in time deposits and long term debt.

The favorable rate variance was primarily the result of borrowings repricing to lower rates as a result of lower market interest rates in 2011 and reduced deposit price competition, partially offset by lower reinvestment yields for investment securities and intensified price competition for commercial and industrial loans.

2010 compared with 2009

The increase in net interest income reflects rate variances that were favorable in the aggregate and volume variances that were unfavorable in the aggregate. The favorable rate variance was primarily the result of liabilities repricing to lower rates as a result of lower market interest rates in 2010 and reduced deposit price competition and expanding commercial and consumer loan spreads, partially offset by lower market interest rates for investment securities. The unfavorable volume variance was primarily due to weak customer demand from credit worthy clients in all loan categories and the effects of the accelerated problem asset resolution initiatives undertaken in 2010, partially offset by an increase in the investment securities and money market investment portfolios and a decrease in brokered time deposits and long-term debt.

Provision for Loan Losses

After determining what Citizens believes is an appropriate allowance for loan losses based on the risk in the portfolio, the provision for loan losses is calculated each quarter as a result of the net effect of the quarterly change in the allowance for loan losses and the quarterly net charge-offs. The decrease in the provision for loan losses for 2011 compared with 2010 was primarily due to Citizens’ focused efforts to improve asset quality, stabilized portfolio credit metrics and an overall decrease in loan balances. The increase in the provision for loan losses for 2010 compared with 2009 was primarily due to the additional charge-offs related to the bulk sales and individual workouts of nonperforming commercial and residential mortgage loans during 2010 as well as the incremental risk allocated allowance recorded during the fourth quarter of 2010. See “Critical Accounting Policies—Allowance for Loan Losses” for a discussion of the calculation of the allowance and the related methodology.

Noninterest Income

An analysis of the components of noninterest income is presented in the table below.

Noninterest Income
	Year Ended December 31,			$ Change		% Change
(in thousands)	2011	2010	2009	2011-2010	2010-2009	2011-2010 2010-2009
Service charges on deposit accounts	$39,268	$40,336	$42,116	$(1,068)	$(1,780)	(2.6)%	(4.2)%
Trust fees	15,103	15,603	14,784	(500)	819	(3.2)	5.5
Mortgage and other loan income	9,620	10,486	12,393	(866)	(1,907)	(8.3)	(15.4)
Brokerage and investment fees	5,072	4,579	5,194	493	(615)	10.8	(11.8)
ATM network user fees	7,511	7,057	6,283	454	774	6.4	12.3
Bankcard fees	9,656	8,859	7,714	797	1,145	9.0	14.8
Net gains (losses) on loans held for sal	1,808	(20,617)	(20,086)	22,425	(531)	108.8	(2.6)
Net loss on debt extinguishment	—	—	(15,929)	—	15,929	—	N/M
Investment securities (losses) gains	(1,336)	13,896	5	(15,232)	13,891	(109.6)	N/M
Other income	8,555	14,460	10,659	(5,905)	3,801	(40.8)	35.7

Total noninterest income	$95,257	$94,659	$63,133	$598	$31,526	0.6	49.9

N/M—Not meaningful

2011 compared with 2010

Noninterest income was essentially unchanged from last year, with gains on loans held for sale, offset by investment securities losses and lower other income. The gain on loans held for sale was offset by fewer writedowns to reflect fair value declines of the underlying collateral in 2011 compared to 2010. Citizens recorded net losses on investment securities compared to net gains in 2010 directly related to the sale of four CMOs during 2011 at a loss, and a gain on sale of securities in 2010 as part of Citizens’ capital strategy. The decline in other income reflects a decrease in interest rate swap income recognition and unrealized losses on deferred compensation plans.

2010 compared with 2009

The increase in noninterest income was primarily due to higher gains on investment securities and the net loss on debt extinguishment in connection with the Exchange Offers completed in 2009, partially offset by lower service charges on deposit accounts and lower mortgage and other loan income. The decrease in mortgage and other loan income was primarily the result of lower residential mortgage origination volume while the decrease in service charges on deposit accounts was primarily the result of lower customer transaction volume along with the impact of Regulation E implementation which occurred in the second half of 2010. Regulation E requires that banks receive permission (“opt-in”) from consumers before they can charge a fee for overdrawing their account when they make withdrawals using an ATM card, or use their debit card (check card) for one-time purchases. Citizens received consent from a majority of clients with little negative impact. The increase in other income was primarily the result of higher swap income recognition.

Noninterest Expense

An analysis of the components of noninterest expense is presented in the table below.

Noninterest Expense
	Year Ended December 31,			$ Change		% Change
(in thousands)	2011	2010	2009	2011-2010	2010-2009	2011-2010	2010-2009
Salaries and employee benefits	$123,514	$126,384	$135,389	$(2,870)	$(9,005)	(2.3)%	(6.7)%
Occupancy	26,059	26,963	26,723	(904)	240	(3.4)	0.9
Professional services	9,331	10,550	11,877	(1,219)	(1,327)	(11.6)	(11.2)
Equipment	12,136	12,482	11,714	(346)	768	(2.8)	6.6
Data processing services	16,131	18,734	17,692	(2,603)	1,042	(13.9)	5.9
Advertising and public relations	5,848	6,530	7,113	(682)	(583)	(10.4)	(8.2)
Postage and delivery	4,543	4,571	5,525	(28)	(954)	(0.6)	(17.3)
Other loan expenses	16,007	20,311	24,553	(4,304)	(4,242)	(21.2)	(17.3)
Losses on other real estate (ORE)	12,768	13,438	23,312	(670)	(9,874)	(5.0)	(42.4)
ORE expenses	4,322	4,970	4,389	(648)	581	(13.0)	13.2
Intangible asset amortization	3,027	3,923	7,036	(896)	(3,113)	(22.8)	(44.2)
Goodwill impairment	—	—	256,272	—	(256,272)	N/M	N/M
Other expense	49,464	58,231	53,544	(8,767)	4,687	(15.1)	8.8

Total noninterest expense	$283,150	$307,087	$585,139	$(23,937)	$(278,052)	(7.8)	(47.5)

Memo: NIE without Goodwill impact	$283,150	$307,087	$328,867	$(23,937)	$(21,780)	(7.8)	(6.6)

N/M—Not meaningful

2011 compared with 2010

The decrease in noninterest expense was the result of decreases in all noninterest expense categories, primarily lower other expenses, lower other loan expense, lower salaries and employee benefits, lower data processing services and lower professional services. The decline in other expenses was primarily related to reductions in FDIC insurance costs. Lower other loan expense was primarily the result of lower commercial and residential mortgage origination volume and foreclosure-related expenses. The decline in salaries and employee benefits, professional services and data processing services reflect the continued focus on improving efficiencies.

2010 compared with 2009

The decrease in noninterest expense was primarily the result of the goodwill impairment charge in 2009, and to a lesser extent, lower losses on other real estate, lower salaries and employee benefits, lower other loan expenses, lower intangible asset amortization, and lower professional services, partially offset by an increase in other expense and data processing services. The decline in losses on other real estate was primarily the result of fewer writedowns compared to 2009 to reflect fair-value declines for the underlying assets. The decline in salaries and employee benefits was primarily due to lower staffing levels and suspending employer contributions to the 401(k) plan in the third quarter of 2009. Lower other loan expense was primarily the result of lower origination volume and foreclosure-related expenses. The decrease in intangible asset amortization is directly related to core deposit assets becoming fully amortized during the second quarter of 2009. The decline in professional services was primarily the result of various expense management initiatives implemented throughout Citizens. Other expense increased primarily due to higher FDIC insurance costs. Data processing fees increased as a result of a conversion to remote capture of item processing.

FDIC insurance premiums

Beginning April 1, 2009, FDIC rule changes required institutions, including Citizens, to pay their premiums using a risk-weighted factor, increasing Citizens’ 2009 FDIC insurance costs.

Additionally, on May 22, 2009, the FDIC voted to amend the restoration plan and impose a special assessment of five cents for every $100 of Citizens’ assets less Tier 1 capital at June 30, 2009. Citizens recorded $5.5 million for the assessment during 2009.

In mid 2011, the FDIC implemented a rule that changed the assessment base from domestic deposits to average assets minus average tangible equity, adopted a new large-bank pricing assessment scheme, and set a target size for the Deposit Insurance Fund. The rule finalized a target size for the DIF at 2 percent of insured deposits. It also implemented a lower assessment rate schedule when the fund reaches 1.15 percent so that the average rate over time should be about 8.5 basis points of the assessment base and, in lieu of dividends, provides for a lower rate schedule when the reserve ratio reaches 2 percent and 2.5 percent. The rule, in aggregate, increased the share of assessments paid by large institutions and created a scorecard-based assessment system for banks with more than $10 billion in assets. The scorecards included financial measures that the FDIC believes are predictive of long-term performance.

The new rule did not have a material effect on Citizens’ results of operations and financial condition, as assets were below $10 billion in 2011.

Federal and State Income Taxes

Citizens recorded an income tax benefit of $20.3 million for 2011 compared with a tax expense of $12.9 million for 2010 and a tax benefit of $30.0 million in 2009. The tax benefit in 2011 was primarily the result of recording a receivable due to the change in a tax election and changes in other components of income that are included in the calculation of the tax provision. The tax expense in 2010 was primarily the result of alternative minimum tax calculations. The effective tax rate, computed by dividing the provision (benefit) for income taxes by income (loss) before taxes, was 149.06% in 2011, compared with (4.65%) in 2010, and 5.53% in 2009. Variances were primarily due to the relationships between the pre-tax losses as well as the adjustments for the valuation allowance and the tax method change.

As of December 31, 2011, Citizens maintained a $311.5 million valuation allowance against the deferred tax asset. Despite the valuation allowance, these assets in 2010 remain available to potentially offset future taxable income. The deferred tax asset is analyzed quarterly for changes affecting realizability and the valuation allowance may be adjusted in future periods accordingly. In making such judgments, significant weight is given to evidence that can be objectively verified. Citizens analyzes changes in near-term market conditions and considers both positive and negative evidence as well as other factors which may impact future operating results in making the decision to adjust the valuation allowance.

During 2009, Citizens incurred an ownership change within the meaning of Section 382 of the Internal Revenue Code. As a result, federal tax law places an annual limitation of approximately $17.7 million on the amount of certain loss carryforwards that may be used.

For further discussion of federal and state income taxes, see Note 13 to the Annual Consolidated Financial Statements.

Line of Business Results For the Nine Months Ended September 30, 2012

Citizens monitors financial performance using an internal profitability measurement system, which provides line of business results and key performance measures. Business line results are divided into five major business segments: Regional Banking, Specialty Consumer, Specialty Commercial, Wealth Management and Other. For additional information about each line of business, see Note 15 to the Annual Consolidated Financial Statements and Note 11 to the Annual Consolidated Financial Statements in this report.

Net income for Regional Banking increased for the three months ended September 30, 2012 compared to the same period of the prior year due to lower noninterest expense, partially offset by lower noninterest income. The lower noninterest expense reflects lower FDIC premiums. The lower noninterest income reflects the reduction in service charges on deposit accounts. For the nine months ended September 30, 2012, Regional Banking recorded net income compared to a net loss for the same period of the prior year. The variance for the nine months ended September 30, 2012 was primarily due to lower provision for loan losses and lower noninterest expense as a result of the substantial completion of Citizens’ accelerated problem asset resolution initiatives in early 2011. The variances were partially offset by higher income tax expense.

Specialty Consumer recorded net income for the three and nine months ended September 30, 2012, compared to net losses for the same periods of the prior year. The variance for the three months ended September 30, 2012 was a result of lower provision for loan losses, partially offset by lower net interest income and higher income taxes. The variance for the nine months ended September 30, 2012 was a result of lower provision for loan losses and noninterest expense, partially offset by lower net interest income, lower noninterest income and higher taxes. The lower provision for loan losses for the three and nine months ended September 30, 2012 and the lower noninterest expense for the nine months ended September 30, 2012 reflect the results of Citizens’ focused efforts to improve asset quality and stabilize portfolio credit metrics as well as an overall decrease in loan balances. The lower net interest income for both periods was a result of the continued low interest rate environment and competitive pressures on the loan portfolio as well as decreases in loan balances. The lower noninterest income for the nine months ended September 30, 2012 was a result of lower gains on loans held for sale in the residential mortgage portfolio.

Net income for Specialty Commercial increased for the three and nine months ended September 30, 2012, compared to the same periods of the prior year. These improvements were a result of higher net interest income and lower provision for loan losses, partially offset by lower noninterest income and higher taxes in 2012. The higher net interest income is directly related to the increase in C&I lending. The lower provision for loan losses reflects the results of Citizens’ focused efforts to improve asset quality and stabilize portfolio credit metrics. The lower noninterest income reflects lower gains in the held for sale portfolio.

Net income for Wealth Management for the three months ended September 30, 2012 increased slightly over the prior year primarily due to a decrease in noninterest expenses. Net income decreased for the nine months ended September 30, 2012 primarily as a result of lower trust revenues.

The Other line of business recorded a net loss for the three months ended September 30, 2012 as compared to net income for the prior year. The decrease was a result of lower net interest income and lower tax benefit. The lower net interest income is primarily the result of the internal profitability methodology utilized at Citizens that insulates the other lines of business from interest-rate risk and assigns the risk to the asset/liability management function, which is a component of this segment. Changes in income taxes reflect an allocation of 35% to all other lines of business in 2011 and 2012 with the remainder allocated to the Other line of business. Net income for the nine months ended September 30, 2012 increased for the Other line of business as compared to the same period of the prior year. The increase was directly related to the elimination of the valuation allowance on the deferred tax asset. These increases were partially offset by the decrease in net interest income mentioned above.

Line of Business Results For the Years Ended December 31, 2011, December 31, 2010 and December 31, 2009

Net income or loss by line of business is presented in the table below. A description of each business line, important financial performance data and the methodologies used to measure financial performance are presented in Note 15 to the Annual Consolidated Financial Statements. Certain amounts have been revised retrospectively for discontinued operations.

Income (Loss) by Line of Business
(in thousands)	2011	2010	2009
Regional Banking	$1,065	$(4,553)	$(157,338)
Specialty Consumer	(4,831)	(45,317)	(45,467)
Specialty Commercial	(2,670)	(98,847)	(70,841)
Wealth Management	3,587	2,715	2,148
Other	9,516	(143,102)	(234,246)

Income (loss) from continuing operations	$6,667	$(289,104)	$(505,744)

2011 compared with 2010

Regional Banking recorded net income in 2011, compared to a net loss in 2010 primarily due to lower provision for loan losses, partially offset by lower net interest income. The decrease in the provision for loan losses reflected the results of Citizens’ focused efforts to improve asset quality and stabilized portfolio credit metrics as well as an overall decrease in loan balances. The decrease in net interest income reflected the decline in loan balances due to the resolution of problem assets.

Net losses for Specialty Consumer decreased primarily due to lower provision for loan losses and higher noninterest income due to credit writedowns in 2010 associated with the bulk sale of nonperforming residential mortgage loans.

Net losses for Specialty Commercial decreased primarily due to lower provision for loan losses and higher noninterest income, partially offset by lower net interest income. The decrease in the provision for loan losses reflected the results of Citizens’ focused efforts to improve asset quality and stabilized portfolio credit metrics as well as an overall decrease in loan balances. The increase in noninterest income reflected fewer writedowns associated with loans held for sale. The decrease in net interest income reflected the decline in loan balances due to the resolution of problem assets.

Net income for Wealth Management increased primarily as a result of a decrease in noninterest expense relating to decreases in salaries and employee benefits expense and lower data processing expenses.

Activities that are not directly attributable to one of the primary lines of business are included in the Other business line. Included in this category are the Holding Company; the shared services unit; Citizens’ treasury unit, including the securities portfolio, short-term borrowing and asset/liability management activities; inter-company eliminations; and the economic impact of certain assets, capital and support functions not specifically identifiable with the four primary lines of business. The Other line of business recorded net income for 2011, compared to a net loss in 2010 primarily as a result of higher net interest income, lower noninterest expense, lower discontinued operations and lower taxes. These improvements were partially offset by lower noninterest income. The increases in net interest income were primarily the result of the internal profitability methodology utilized at Citizens that insulates the other lines of business from interest-rate risk and assigns the risk to the asset/liability management function, which is a component of this segment. The decrease in noninterest expense was primarily the result of a decrease in FDIC insurance costs. The 2010 loss on discontinued operations was directly related to the fair value adjustment related to the sale of F&M. The decrease in noninterest income was primarily the result of net gains on investment securities sales during 2010. Changes in income taxes reflect an allocation of 35% to all other lines of businesses in 2010 and 2011.

2010 compared with 2009

The net loss for Regional Banking decreased in 2010 primarily due to the goodwill charge taken in 2009 not recurring in 2010. Net interest income decreased due to the decrease in loan portfolio and the lower interest rate environment in 2010, while the increased provision for loan losses reflects the continuing stress in the commercial and industrial portfolio.

Net losses for Specialty Consumer decreased in 2010 primarily due to the increase in net interest income and lower noninterest expenses. Net interest income increased due to lower funding costs. The decrease in noninterest expenses was a result of lower losses on the sales of properties.

Net losses for Specialty Commercial increased in 2010 primarily due to the increase in the provision for loan losses. The provision for loan losses reflected additional losses incurred related to the accelerated nonperforming loan resolution program.

Net income for Wealth Management increased in 2010 primarily as a result of an increase in trust fees. That increase was a result of an increase in average market valuations for assets under administration.

Net losses for the Other line of business for 2010 decreased primarily as a result of higher net interest income and higher noninterest income. The increase in net interest income was primarily the result of the internal profitability methodology utilized at Citizens that insulates the other lines of business from interest-rate risk and assigns the risk to the asset/liability management function, which is a component of this segment. The increase in noninterest income was primarily the result of the net gain on the investment securities sales. The income tax provision decreased in 2010 primarily due to changes in categories of income such as other comprehensive income.

Financial Condition at September 30, 2012

Total Assets

Total assets at September 30, 2012 were $9.7 billion, an increase of $261.9 million or 2.8% over December 31, 2011 and $124.6 million or 1.3% over September 30, 2011 as a result of restoring the deferred tax asset.

Money Market Investments

Money market investments at September 30, 2012 totaled $223.8 million, a decrease of $89.8 million or 28.6% from December 31, 2011 and $59.2 million or 20.9% from September 30, 2011 primarily related to the use of funds to pay off maturing high cost funding.

Investment Securities

Investment securities at September 30, 2012 totaled $2.9 billion, an increase of $98.3 million or 3.6% over December 31, 2011 and $92.2 million or 3.3% from September 30, 2011. The increases were largely due to reinvesting a portion of the loan portfolio paydowns.

Portfolio Loans

The following definitions are provided to clarify the types of loans included in each of the commercial real estate segments identified in the table below. Land hold loans are secured by undeveloped land which has been acquired for future development. Land development loans are secured by land being developed in terms of infrastructure improvements to create finished marketable lots for commercial or residential construction. Construction loans are secured by commercial, retail, and residential real estate in the construction phase with the intent to be sold or become an income producing property. Income producing loans are secured by non-owner occupied real estate leased to one or more tenants. Owner occupied loans are secured by real estate occupied primarily by the owner.

Loan Portfolios
(in thousands)	September 30, 2012	June 30, 2012	March 31, 2012	December 31, 2011	September 30, 2011
Land hold	$4,984	$5,119	$5,387	$6,542	$6,818
Land development	7,521	7,006	7,226	13,104	22,232
Construction	6,689	4,591	6,410	5,847	5,410
Income producing	767,202	803,546	877,461	913,755	975,262
Owner-occupied	549,205	597,147	590,575	605,113	634,179

Total commercial real estate	1,335,601	1,417,409	1,487,059	1,544,361	1,643,901
Commercial and industrial	1,688,996	1,711,411	1,657,140	1,543,529	1,531,492

Total commercial	3,024,597	3,128,820	3,144,199	3,087,890	3,175,393

Residential mortgage	570,295	588,144	611,166	637,245	654,561
Direct consumer	865,777	881,070	903,238	933,314	954,831
Indirect consumer	970,235	923,714	869,460	871,086	887,542

Total consumer	2,406,307	2,392,928	2,383,864	2,441,645	2,496,934

Total portfolio loans	$5,430,904	$5,521,748	$5,528,063	$5,529,535	$5,672,327

Total portfolio loans were down slightly from December 31, 2011 as the growth in the C&I and indirect portfolios was offset by declines in the CRE, direct and residential mortgage portfolios.

Underwriting

Citizens’ Commercial Credit Policy and Underwriting Guidelines and Citizens’ Consumer Loan Credit Policy and Underwriting Guidelines (together, the “Underwriting Guidelines”) are written in a manner that is consistent with prudent banking practices and regulatory guidance applicable to each loan product. Citizens’ Underwriting Guidelines outline loan requirements and structuring parameters to determine the borrower’s financial capacity to repay under the terms of the loan and evaluate the collateral pledged to secure the loan and are designed to provide an adequate margin of safety for full collection of both principal and interest, within contractual terms. The Underwriting Guidelines provide the framework to determine that the borrower has the financial capacity to fully repay the loan, structurally mitigate credit risks, and monitor the loan’s credit performance over the term of the loan. Additionally, the Underwriting Guidelines are updated periodically in response to market and economic conditions and are reviewed by the Risk Management Committee of the Board as well as Citizens’ full Board of Directors.

The commercial Underwriting Guidelines outline product- and collateral-specific acceptable loan terms and conditions, including maximum loan to value ratios for real estate collateral, advance rates for non-real estate collateral, and debt service coverage. Acceptable credit management practices require that the borrower’s financial capacity to repay the loan be analyzed based on the most recent financial information as specified by the loan’s documented structure. It is Citizens’ general practice to obtain personal guarantees and underwrite the guarantor’s capacity to support the loan no less frequently than annually and more frequently if changes occur in the borrower’s capacity to repay or in the general economic conditions that might affect the borrower. Citizens’ Underwriting Guidelines for non-owner occupied commercial real estate loans delineate maximum terms, amortizations and loan to value ratios as well as minimum equity investments and debt service coverage ratios based on property type. Generally, at origination, maximum loan terms are five years, maximum amortizations are 25 years, minimum equity requirements range from 10% to 25%, debt service coverage ratios range from 1.2 to 1.5 times and loan to value ratios range from 65% to 80%. Citizens’ Real Estate Appraisal and Environmental Policy specifies the Bank’s requirements for obtaining appraisals from licensed or certified appraisers to assess the value of the underlying collateral. New variable rate commercial loans are underwritten at fully indexed rates. Additionally, variable rate commercial loan underwriting includes stress tests of the borrower’s debt service capabilities with higher than existing interest rates and fluctuations in the underlying cash flows available for repayment.

The consumer Underwriting Guidelines outline product- and collateral-specific loan terms and conditions, including maximum debt ratios and advance rates based on the borrower’s credit score. Residential mortgage loans are evaluated based on credit scores, debt-to-income ratios, and loan-to-collateral value ratios. They are predominately originated in accordance with underwriting standards set forth by the government-sponsored entities (“GSEs”) Federal National Mortgage Association (“FNMA”), Federal Home Loan Mortgage Corporation (“FHLMC”) and Government National Mortgage Association (“GNMA”), which serve as the primary purchasers of loans sold in the secondary market by mortgage lenders. These underwriting standards generally require that the loans be collateralized by one-to-four family residential real estate. Automated underwriting engines deployed by a GSE are used to determine creditworthiness of the vast majority of borrowers. Maximum allowable loan-to-value (“LTV”)/combined loan-to-value (“CLTV”) on these loan products generally do not exceed 95% at origination. Citizens has not offered “no-doc/low doc” and “stated income/stated asset” loans since January 1, 2007 and does not have any of these loans in its residential mortgage portfolio. Sub-prime, initial teaser rate and negative amortization loans were originated on an exception basis prior to 2007 and have not been offered since January 1, 2007. At September 30, 2012, December 31, 2011 and September 30, 2011, the outstanding balance of these loans and the associated interest income was immaterial.

In June 2008, Citizens entered into a master sales agreement to sell its residential mortgage originations to its third-party servicer at a fixed rate with no recourse. Under this agreement, Citizens sells more than 90% of new mortgage origination, resulting in minimal new loans being retained in the residential mortgage portfolio. During 2011 and 2012, the amount of new mortgage loans underwritten to non-GSE standards, all of which are retained in the residential mortgage loan portfolio, was immaterial. Prior to June 2008, when Citizens sold its residential mortgage originations to several secondary market participants, it made various standard representations and warranties. The specific representations and warranties made by Citizens depended on the nature of the transaction and the requirements of the buyer. In the event of a breach of the representations and warranties, Citizens may be required to either repurchase the mortgage loans (generally at unpaid principal balance plus accrued interest) with the identified defects or indemnify the investor for losses resulting from the breach. During the first nine months of 2012 and 2011, Citizens repurchased $4.7 million and $1.5 million of loans, respectively, pursuant to such provisions. Citizens estimates its exposure to losses from its obligation to repurchase previously sold loans based on the individual circumstances applicable to each loan submitted for potential repurchase by an investor, and as a result, Citizens maintains a liability included in Other Liabilities on the balance sheet for estimated losses on loans expected to be repurchased or on which indemnification is expected to be provided. Citizens recorded $4.9 million and $3.5 million in the first nine months of 2012 and 2011, respectively, in Other Expense on the Consolidated Statements of Operations related to repurchasing or indemnifying such loans.

Direct consumer loans include home equity loans, and direct installment loans to individuals used to purchase boats, recreational vehicles, automobiles and other personal items. Underwriting guidelines for these loans are heavily influenced by statutory requirements, which include, but are not limited to maximum loan-to-value ratios, credit scoring results, ability to service overall debt, and documentation requirements. Individual borrowers may be required to provide additional collateral or a satisfactory endorsement or guaranty from another person, depending on the creditworthiness of the borrower. Home equity loans consist of fully-indexed variable rate revolving lines of credit and fixed rate loans to consumers that are secured by residential real estate. Home equity loans are generally in a junior lien position and are originated through Citizens’ branches with cumulative loan-to-value ratios generally at or less than 80% of appraised collateral value. As of September 30, 2012, Citizens’ home equity portfolio totaled $699.5 million, and had an average loan size of $36,004 with an average refreshed FICO score of 741. As of September 30, 2012, other direct installment loans totaled $166.3 million and had an average loan size of $19,679 with an average refreshed FICO score of 727.

Indirect consumer loans are originated through Citizens’ centralized underwriting group that has established relationships with certain dealers which meet Citizens’ underwriting guidelines and adhere to prudent business practices. The dealers are evaluated on their creditworthiness and business practices with performance monitored on an annual basis. The dealers refer customers to the centralized underwriting group, which utilizes a credit scoring model to supplement the underwriting process, and then complete the loans utilizing Citizens’ loan documents. As of September 30, 2012, indirect consumer loans had an average loan size of $24,175 with an average refreshed FICO score of 741.
Citizens maintains an independent loan review department that reviews the quality, trends, collectability, and collateral margins within the loan portfolio. The loan review department validates the credit risk profile on a regular basis by sampling loans using criteria such as loan size, delinquency status, loan officer coverage and other factors. This process complements and reinforces the risk identification and assessment decisions made by lenders and credit personnel. Results of these reviews are presented to management and to the Risk Committee of the Board of Directors.

Credit Quality

The quality of Citizens’ loan portfolio is impacted by numerous factors, including the economic environment in the markets in which Citizens operates. Citizens carefully monitors its loans in an effort to identify and mitigate any potential credit quality issues and losses in a proactive manner. Citizens performs quarterly reviews of the non-watchlist commercial credit portfolio focusing on industry segments and asset classes that have or may be expected to experience stress due to economic conditions. This process seeks to validate each such credit’s risk rating, underwriting structure and exposure management under current and stressed economic scenarios while strengthening these relationships and improving communication with these clients.

The following tables represent three qualitative aspects of the loan portfolio that illustrate the overall level of quality and risk inherent in the loan portfolio.

•

Delinquency Rates by Loan Portfolio—Loans where the contractual payment is 30 to 89 days past due and interest is still accruing. While these loans are actively worked to bring them current, past due loan trends may be a leading indicator of potential future nonperforming loans and charge-offs.

•

Nonperforming Assets—Loans that are in nonaccrual status, loans past due 90 days or more on which interest is still accruing, nonperforming loans that are held for sale and other repossessed assets acquired.

•	Net Charge-Offs—The portion of loans that have been charged-off during each quarter, net of recoveries.

Delinquency Rates By Loan Portfolio
	September 30, 2012			June 30, 2012			March 31, 2012			December 31, 2011		September 30, 2011
30 to 89 days past due		% of			% of			% of			% of		% of
(in thousands)	$	Portfolio		$	Portfolio		$	Portfolio		$	Portfolio	$	Portfolio
Land hold	$—	—	%$	—	—	%$	—	—	%$	21	0.32%	$—	—%
Land development	—	—		—	—		130	1.81		—	—	216	0.97
Construction	—	—		—	—		—	—		—	—	—	—
Income producing	1,104	0.14		1,519	0.19		1,447	0.16		2,508	0.27	3,325	0.34
Owner-occupied	4,598	0.84		936	0.16		5,177	0.88		2,345	0.39	5,817	0.92

Total commercial real estate	5,702	0.43		2,455	0.17		6,754	0.45		4,874	0.32	9,358	0.57
Commercial and industrial	880	0.05		1,565	0.09		2,887	0.17		2,454	0.16	2,594	0.17

Total commercial	6,582	0.22		4,020	0.13		9,641	0.31		7,328	0.24	11,952	0.38

Residential mortgage	6,029	1.06		7,731	1.31		7,568	1.24		9,544	1.50	9,079	1.39
Direct consumer	11,435	1.32		12,396	1.41		14,002	1.55		17,810	1.91	18,629	1.95
Indirect consumer	7,514	0.77		8,504	0.92		8,780	1.01		13,067	1.50	9,898	1.12

Total consumer	24,978	1.04		28,631	1.20		30,350	1.27		40,421	1.66	37,606	1.51

Total delinquent loans	$31,560	0.58		$32,651	0.59		$39,991	0.72		$47,749	0.86	$49,558	0.87

The decreases in total delinquencies as of September 30, 2012 compared to December 31, 2011 and September 30, 2011 were driven by the continued emphasis on proactively managing and resolving delinquent commercial and consumer loans and reflect the improving risk profile of the loan portfolio.

Loans are generally placed on nonaccrual status when there is substantial doubt regarding collection of principal or interest, in full, based on Citizens’ credit policies and practices or when principal or interest is past due in excess of 90 days. When a loan is placed on nonaccrual status, interest that is accrued but not collected is reversed and charged against income. Nonperforming assets are comprised of nonaccrual loans, loans past due over 90 days and still accruing interest, nonperforming loans held for sale, and other repossessed assets acquired. Although these assets have more than a normal risk of loss, they may not necessarily result in future losses. Nonperforming assets during the last five quarters are presented in the table below.

Nonperforming Assets
	September 30, 2012		June 30, 2012		March 31, 2012		December 31, 2011			September 30, 2011
(in thousands)	$	% of Portfolio	$	% of Portfolio	$	% of Portfolio	$	% of Portfolio		$	% of Portfolio
Land hold	$326	6.54%	$326	6.37%	$—	—%	$—	—	%$	167	2.45%
Land development	3	0.04	3	0.05	207	2.87	213	1.62		12	0.05
Construction	—	—	—	—	150	2.34	150	2.57		257	4.76
Income producing	12,904	1.68	19,408	2.42	18,566	2.12	21,171	2.32		23,227	2.38
Owner-occupied	13,146	2.39	18,187	3.05	20,716	3.51	23,798	3.93		27,540	4.34

Total commercial real estate	26,379	1.98	37,924	2.68	39,639	2.67	45,332	2.94		51,203	3.11
Commercial and industrial	9,190	0.54	21,676	1.27	14,629	0.88	16,946	1.10		18,536	1.21

Total nonaccruing commercial	35,569	1.18	59,600	1.90	54,268	1.73	62,278	2.02		69,739	2.20

Residential mortgage	15,271	2.68	13,474	2.29	11,137	1.82	11,312	1.78		13,074	2.00
Direct consumer	10,552	1.22	9,263	1.05	8,895	0.98	12,115	1.30		14,704	1.54
Indirect consumer	2,391	0.25	1,875	0.20	1,074	0.12	953	0.11		1,256	0.14

Total nonaccruing consumer	28,214	1.17	24,612	1.03	21,106	0.89	24,380	1.00		29,034	1.16

Total nonaccruing loans	63,783	1.17	84,212	1.53	75,374	1.37	86,658	1.57		98,773	1.74
Loans 90+ days still accruing	60	—	59	—	164	—	770	0.01		1,368	0.02

Total nonperforming portfolio loans	63,843	1.18	84,271	1.53	75,538	1.37	87,428	1.58		100,141	1.77
Nonperforming held for sale	16,650		887		3,264		2,372			20,134
Other repossessed assets acquired	5,700		8,817		11,803		12,422			16,665

Total nonperforming assets	$86,193		$93,975		$90,605		$102,222			$136,940

Restructured loans still accruing	$21,433		$18,187		$17,911		$32,347			$12,206

Commercial inflows	$4,572		$23,828		$14,027		$13,269			$23,901
Commercial outflows	(28,603)		(18,496)		(22,037)		(20,730)			(17,611)

Net change	$(24,031)		$5,332		$(8,010)		$(7,461)			$6,290

The decreases from December 31, 2011 and September 30, 2011 were related to proactively managing and resolving delinquent commercial and consumer loans and reflects the improving risk profile of the loan portfolio.

Some of the nonperforming loans included in the nonperforming asset table above are considered to be impaired. A loan is impaired when, based on current information and events, it is probable that a creditor will be unable to collect all amounts due according to the contractual terms of the loan agreement. Citizens recognizes that, in the current economic environment, elevated levels of unemployment and depressed real estate values have resulted in many customers facing difficult financial situations. Distressed homeowners are identified and offered assistance. In order to avoid foreclosure, residential mortgage loans may be restructured for certain qualified borrowers who have the ability to make payments under the new terms of the loan. Citizens’ residential mortgage foreclosure abatement program includes several different options to modify contractual payments. Modified consumer and residential mortgage loans are considered troubled debt restructurings (“TDRs”) when the debt modification, for economic or legal reasons related to the borrower’s financial difficulties, results in a concession to the debtor that otherwise would not be considered by the bank. Citizens classifies TDRs as nonaccruing loans unless the loan qualified for accruing status at the time of the restructuring, or the loan has performed according to the new contractual terms for at least six months. To qualify for accruing status at the time of the restructuring, the original loan must have been less than 90 days past due at the time of the restructuring and the modification must not have resulted in an impairment. At September 30, 2012, the recorded investment balance of TDRs approximated $27.8 million, of which $21.4 million were on accrual status and $6.4 million were on nonaccrual status. Of this total, $24.9 million were consumer and residential TDRs that carried a total specific reserve of $4.2 million. Of these TDRs, 44.7% involved only a reduction in interest rate, 41.9% involved both reduced interest rate and term extensions and 13.4% involved only term extensions. See Note 4 to the Annual Consolidated Financial Statements in this report for information on impaired loans.

Net Charge-Offs					Three Months Ended
	September 30, 2012		June 30, 2012		March 31, 2012		December 31, 2011		September 30, 2011
(in thousands)	$	% of Portfolio*	$	% of Portfolio*	$	% of Portfolio*	$	% of Portfolio*	$	% of Portfolio*
Land hold	$—	—%	$(58)	(4.58)%	$—	—%	$(33)	(2.00)%	$—	—%
Land development	(8)	(0.45)	100	5.76	(83)	(4.64)	3,079	93.21	43	0.76
Construction	(21)	(1.24)	14	1.24	(101)	(6.33)	(4)	(0.24)	(5)	(0.34)
Income producing	2,582	1.34	3,100	1.55	4,151	1.90	11,924	5.18	3,156	1.28
Owner-occupied	1,891	1.37	2,384	1.61	2,537	1.73	5,791	3.80	2,129	1.33

Total commercial real estate	4,444	1.32	5,540	1.57	6,504	1.76	20,757	5.33	5,323	1.28
Commercial and industrial	5,363	1.26	5,249	1.23	3,029	0.74	1,032	0.27	1,225	0.32

Total commercial	9,807	1.29	10,789	1.39	9,533	1.22	21,789	2.80	6,548	0.82

Residential mortgage	2,515	1.75	3,506	2.40	5,076	3.34	1,170	0.73	18,364	11.13
Direct consumer	4,790	2.20	5,666	2.59	10,935	4.87	6,930	2.95	5,710	2.37
Indirect consumer	2,078	0.85	2,225	0.97	2,572	1.19	2,746	1.25	2,797	1.25

Total consumer	9,383	1.55	11,397	1.92	18,583	3.14	10,846	1.76	26,871	4.27

Total net charge-offs	$19,190	1.39	$22,186	1.62	$28,116	2.05	$32,635	2.30	$33,419	2.34

*	Represents an annualized rate.

The decreases in net charge-offs compared to December 31, 2011 and September 30, 2011 reflect the continued stability and steady improvement in portfolio and economic trends.

Nonperforming commercial and industrial and commercial real estate loans are generally charged off to the extent principal due exceeds the net realizable value of the collateral, with the charge-off occurring when the loss is probable, but not later than when the loan becomes 180 days past due. Nonperforming residential mortgage loans are generally charged off to the extent principal exceeds the current appraised value less estimated costs to sell when the loan is five payments past due. Nonperforming direct and indirect consumer loans (open and closed end) are generally charged off to the extent principal exceeds the current appraised value less estimated costs to sell before the loan becomes 120 days past due.

A summary of loan loss experience is provided below.

Analysis of Allowance for Loan Losses
	Three Months Ended September 30,		Nine Months Ended September 30,

(in thousands)	2012	2011	2012	2011
Allowance for loan losses—beginning of period	$136,120	$206,292	$172,726	$296,031
Provision for loan losses	5,195	17,481	18,891	123,801
Charge-offs	23,543	36,183	84,509	239,097
Recoveries	4,353	2,764	15,017	9,619

Net charge-offs	19,190	33,419	69,492	229,478

Allowance for loan losses—end of period	$122,125	$190,354	$122,125	$190,354

Portfolio loans outstanding at period end(1)	$5,430,904	$5,672,327	$5,430,904	$5,672,327
Average portfolio loans outstanding during period(1)	5,501,400	5,663,058	5,509,191	5,792,983
Allowance for loan losses as a percentage of portfolio loans	2.25%	3.36%	2.25%	3.36%
Ratio of net charge-offs during period to average portfolio loans (annualized)	1.39	2.34	1.68	5.30

(1)	Balances exclude loans held for sale.

The allowance for loan losses represents management’s estimate of an amount appropriate to provide for probable credit losses incurred in the loan portfolio as of the balance sheet date. To assess the appropriateness of the allowance for loan losses, an allocation methodology is applied that focuses on changes in the size and character of the loan portfolio, changes in the levels of impaired or other nonperforming loans, the risk inherent in specific loans, concentrations of loans to specific borrowers or industries, existing economic conditions, underlying collateral, historical losses on each portfolio category and other qualitative and quantitative factors which could affect probable loan losses. The evaluation process is inherently subjective, as it requires estimates that may be susceptible to significant change and have the potential to affect net income materially. The methodology used for measuring the appropriateness of the allowance for loan losses relies on several key elements, which include specific allowances for identified impaired loans, a formula-based risk allocated allowance for the remainder of the portfolio and a general valuation estimate. Management also considers overall portfolio indicators, including trends in historical charge-offs, a review of industry, geographic and portfolio performance, and other qualitative factors.

The following table summarizes the allocation of the allowance for loan losses for specific allocated, risk allocated, and general valuation allowances by loan type and the proportion of total nonperforming portfolio loans represented by each loan type.

Allocation of the Allowance for Loan Losses(1)
	September 30, 2012		December 31, 2011		September 30, 2011
(in thousands)	ALLL	Related NPL(2)	ALLL	Related NPL(2)	ALLL	Related NPL(2)
Specific allocated allowance:
Commercial and industrial	$195	$2,547	$42	$8,908	$99	$11,653
Commercial real estate	402	20,113	4,110	34,071	6,148	41,799
Residential mortgage	3,724	3,762	2,837	6,610	2,540	12,595
Direct consumer	428	1,183	70	1,147	184	2,367
Indirect consumer	—	—	—	478	—	474

Total specific allocated allowance	4,749	27,605	7,059	51,214	8,971	68,888

Risk allocated allowance:
Commercial and industrial	18,914	6,700	25,032	8,804	23,944	8,227
Commercial real estate	37,843	6,266	58,589	11,261	67,091	9,404

Total commercial	56,757	12,966	83,621	20,065	91,035	17,631
Residential mortgage	23,005	11,509	33,623	4,702	34,877	480
Direct consumer	26,325	9,372	32,950	10,972	37,682	12,360
Indirect consumer	9,289	2,391	12,973	475	13,789	782

Total risk allocated allowance	115,376	36,238	163,167	36,214	177,383	31,253

Total	120,125	63,843	170,226	87,428	186,354	100,141
General valuation allowances	2,000	—	2,500	—	4,000	—

Total	$122,125	$63,843	$172,726	$87,428	$190,354	$100,141

ALLL as a percentage of NPL
Specific allocated allowance:
Commercial and industrial	7.68%		0.48%		0.85%
Commercial real estate	2.00		12.06		14.71
Residential mortgage	99.00		42.93		20.17
Direct consumer	36.12		6.08		7.78
Total specific allocated allowance	17.20		13.78		13.02

Risk allocated allowance:
Commercial and industrial	282.30		284.31		291.04
Commercial real estate	603.99		520.33		713.46
Total commercial	437.75		416.76		516.34
Residential mortgage	199.89		N/M		N/M
Direct consumer	280.90		300.31		304.86
Indirect consumer	388.44		N/M		N/M
Total risk allocated allowance	318.39		450.55		567.58
Total	191.29		197.56		190.09

ALLL as a percentage of portfolio loans(3)
Risk allocated allowance:(4)
Commercial and industrial	1.12		1.63		1.58
Commercial real estate	2.88		3.88		4.19
Total commercial	1.89		2.75		2.92
Residential mortgage	4.06		5.33		5.43
Direct consumer	3.04		3.53		3.96
Indirect consumer	0.96		1.49		1.55
Total risk allocated allowance	2.14		2.98		3.17
Total allowance	2.25		3.12		3.36

N/M—Not Meaningful

(1)

The allocation of the allowance for loan losses in the above table is based upon ranges of estimates and is not intended to imply either limitations on the usage of the allowance or precision of the specific amounts. Citizens does not view the allowance for loan losses as being divisible among the various categories of loans. The entire allowance is available to absorb any future losses without regard to the category or categories in which the

(2)

Related nonperforming loans (“NPL”) amounts in risk allocated allowances include loans 90+ days past due and still accruing but classified as nonperforming. NPLs exclude troubled debt restructurings (TDRs) that are on an accrual status and performing in accordance with their modified

(3)	The portfolio balance of the loans with a specific allocated allowance is equal to the related NPL for said loans.
(4)	Portfolio loans only include loan balances evaluated for risk allocated allowance.

Total Allowance for Loan Losses. The decreases in the total allowance and the allowance as a percentage of nonperforming loans from December 31, 2011 and September 30, 2011 were primarily the result of an overall decrease in loan balances, an improvement in risk mix of the commercial portfolio, and the stability in both portfolio and economic trends.

Based on current conditions and expectations, Citizens believes that the allowance for loan losses is appropriate to address the estimated loan losses inherent in the existing loan portfolio at September 30, 2012. After determining what Citizens believes is an appropriate allowance for loan losses based on the risk in the portfolio, the provision for loan losses is calculated as a result of the net effect of the quarterly change in the allowance for loan losses and the quarterly net charge-offs. The provision for loan losses was $5.2 million in the third quarter of 2012, compared with $17.5 million in the third quarter of 2011. The decrease in the provision was primarily due to the previously mentioned improvements in credit quality and decline in loan balances, which resulted in a decline in the required allowance for loan losses.

Specific Allocated Allowance. The specific allocated allowance is based on probable losses on specific commercial and industrial or commercial real estate loans as well as impairment on TDR loans. The allowance allocated to nonperforming commercial loans is typically based on the underlying collateral’s appraised value, updated at least annually, less management’s estimates of cost to sell. Appraisals are obtained more frequently if changes in the property or market conditions warrant. Deterioration in individual asset values, underlying commercial loans, evidenced by refreshed appraisals, is reflected in the specific allocated allowance for commercial nonperforming loans.

The fair value of nonperforming residential mortgage loans is based on the underlying collateral’s value obtained through appraisals, updated at least semi-annually, less management’s estimates of cost to sell. The allowance allocated to restructured nonperforming loans is typically based on the present value of the expected future cash flows discounted at the loan’s effective interest rate.

The specific allocated allowance decreased from December 31, 2011 and September 30, 2011, primarily as a result of the improved mix of evaluated balances where the estimated fair value of the collateral provides sufficient coverage for the remaining outstanding balance. As a percentage of nonperforming loans, the specific allocated allowance increased from December 31, 2011 and September 30, 2011 as a result of an increase in the allowance related to accruing TDRs and a overall reduction in related nonperforming loans.

Risk Allocated Allowance. The risk allocated allowance is comprised of several loan pool valuation allowances based on Citizens’ quantitative loan loss experience for similar loans with similar risk characteristics, including additional qualitative risks such as changes in asset quality; the experience, ability and effectiveness of Citizens’ lending management; the composition and concentrations of credit, changes in loss severity based on loan type, as well as other factors based upon the best judgment of management. The decrease from December 31, 2011 and September 30, 2011 reflects the continuing stability in both portfolio and economic trends. The majority of the decline from September 30, 2011 relates to the improvement in credit quality of the remaining portfolio at September 30, 2012, as evidenced by the 44.9% decline in commercial loans past due 30-89 days and the 49.0% decline in nonaccruing loans.

General Valuation Allowance. The general valuation allowance is used to calibrate for the current economic cycle Citizens is experiencing along with the impact of potential strategies or initiatives that may exhibit results that differ from historical trend experience. Recognizing the inherent imprecision of any loan loss allocation model, the incorporation of these impacts is intended to account for other incurred but not yet recognized losses that are not fully addressed in other allowance categories.

Loans Held for Sale

Loans held for sale at September 30, 2012 were $30.1 million, an increase of $19.7 million from December 31, 2011 and essentially unchanged from September 30, 2011. The increase from December 31, 2011 was primarily related to the inflow of two commercial relationships into held for sale.

Deposits

Total deposits at September 30, 2012 were $7.3 billion, a decrease of $92.0 million or 1.2% from December 31, 2011 and a decrease of $236.9 million or 3.1% from September 30, 2011. Core deposits, which exclude all time deposits, totaled $5.5 billion at September 30, 2012, an increase of $328.5 million or 6.3% from December 31, 2011 and an increase of $302.9 million or 5.8% over September 30, 2011. The increases in core deposits were the result of a continued focus on core deposit gathering. Time deposits totaled $1.8 billion at September 30, 2012, a decrease of $420.4 million or 19.1% from December 31, 2011 and a decrease of $539.8 million or 23.3% from September 30, 2011. The decreases were primarily the result of strategic reductions in single service high cost retail time deposits and brokered time deposits.

Citizens primarily gathers deposits from the local markets it serves but has utilized brokered deposits from time to time when cost effective. Excluding brokered deposits, Citizens had $516.5 million in time deposits of $100,000 or more at September 30, 2012, compared with $614.6 million at December 31, 2011 and $652.2 million at September 30, 2011. Time deposits greater than $100,000 decreased primarily as a result of the strategic focus on growing relationship balances, which resulted in a reduction in single service high cost retail time deposits. At September 30, 2012, Citizens had $129.8 million in brokered deposits, compared with $248.7 million at December 31, 2011 and $261.5 million at September 30, 2011. Brokered deposit balances decreased as excess liquidity was used to pay off maturing balances. Citizens continues to promote relationship-driven core deposit growth and stability through focused marketing efforts and competitive pricing strategies.

Borrowed Funds

Short-term borrowings are comprised of federal funds purchased, securities sold under agreements to repurchase, and other short-term borrowings consisting primarily of treasury, tax and loan (“TT&L”) borrowings. Short-term borrowed funds at September 30, 2012 totaled $42.8 million, an increase of $2.7 million or 6.7% from December 31, 2011 and an increase of $1.6 million or 3.8% from September 30, 2011. The increases reflect higher short-term repurchase agreement balances.

Long-term debt consists of advances from the Federal Home Loan Bank (“FHLB”) to the Bank, debt issued by the Holding Company, and other borrowed funds. Long-term debt at September 30, 2012 remained essentially unchanged from December 31, 2011 and September 30, 2011 at $852.5 million.

Capital Resources

Shareholders’ equity at September 30, 2012 totaled $1.4 billion, an increase of $338.7 million or 33.2% from December 31, 2011 and an increase of $349.1 million or 34.6% from September 30, 2011, in each case primarily as a result of the elimination of the valuation allowance on the deferred tax asset. Book value per common share at September 30, 2012, December 31, 2011, and September 30, 2011 was $26.36, $18.24, and $18.03, respectively.

Citizens continues to maintain a strong capital position, and its regulatory capital ratios are above “well-capitalized” standards. Citizens’ capital ratios are presented below.

Capital Ratios	Regulatory Minimum for “Well- Capitalized”

		September 30, 2012	December 31, 2011	September 30, 2011

Leverage ratio	5.00%	9.66%	8.45%	8.21%
Tier 1 capital ratio	6.00	15.09	13.51	12.81
Total capital ratio	10.00	16.35	14.84	14.14
Tier 1 common equity (non-GAAP)		8.83	7.24	6.77
Tangible equity to tangible assets (non-GAAP)		11.00	7.59	7.36
Tangible common equity to tangible assets (non-GAAP)		7.91	4.47	4.31

Financial Condition at December 31, 2011, December 31, 2010 and December 31, 2009

Total Assets

Total assets at December 31, 2011 were $9.5 billion, a decrease of $502.8 million or 5.0% from December 31, 2010. The decline was primarily due to reductions in total portfolio loans as a result of the accelerated resolution of problem assets.

Money Market Investments and Investment Securities

Objectives in managing the securities portfolio are driven by the dynamics of the balance sheet, including growth, maturity, management of interest rate risk and maximizing return. Interest-bearing deposits with banks decreased $95.4 million in 2011. On October 6, 2008 the Federal Reserve announced that it would pay interest on required and excess reserve balances at rates close to the targeted federal funds rates. Citizens has chosen to utilize this program while adverse conditions exist in the credit markets. Securities are classified as available for sale or held to maturity and as of December 31, 2011, 47.6% of the securities in Citizens’ investment securities portfolio were classified as available for sale. A summary of investment securities balances is provided below.

Investment Securities
(in thousands)	2011	December 31, 2010	2009
Securities available for sale, at fair value:
Federal agencies	$—	$5,557	$138,644
Collaterized mortgage obligations	365,302	599,264	382,943
Mortgage-backed	823,852	1,259,131	1,093,598
State and municipal	123,308	183,584	443,663
Other	271	1,992	17,946

Total available for sale	1,312,733	2,049,528	2,076,794

Securities held to maturity, at amortized cost:
Collaterized mortgage obligations	350,160	—	—
Mortgage-backed	988,930	363,427	—
State and municipal	104,964	111,405	114,249

Total held to maturity	1,444,054	474,832	114,249

Total investment securities	$2,756,787	$2,524,360	$2,191,043

Citizens substantially improved the risk profile of its investment securities portfolio during 2011 and 2010 by increasing holdings of GNMA securities and decreasing holdings of government sponsored agency, municipal, and whole-loan mortgage-based securities.

In June 2011 and December 2010, Citizens transferred certain mortgage-backed securities from the available for sale to the held to maturity category in accordance with Topic 320 “Investments-Debt and Equity Securities.” Management determined that it had both the ability to hold these investments to maturity and the positive intent to do so. The securities transferred in June 2011 had a total amortized cost of $924.6 million and a fair value of $943.1 million. The securities transferred in December 2010 had a total amortized cost of $179.2 million and a fair value of $181.8 million. The unrealized gain of $18.5 million in June 2011 and $2.6 million in December 2010 will be amortized over the remaining life of the securities as an adjustment of the yield, offset against the amortization of the unrealized gain maintained in accumulated other comprehensive income.

The collateralized mortgage obligations (“CMO”) sector includes securities where the underlying collateral consists of agency issued or whole loan mortgages. At December 31, 2011, the whole loan CMOs had a market value of $76.4 million with gross unrealized losses of $5.8 million. Citizens performs a thorough credit review on a quarterly basis on the underlying mortgage collateral as well as the supporting credit enhancement and structure. The results of the December 31, 2011 credit review demonstrated continued strength and no material degradation to the holdings. Additionally, Citizens determined there is no other-than-temporary impairment on the entire investment portfolio at December 31, 2011.

Maturities and average yields of investment securities at December 31, 2011 are presented in the table below.

Maturity Distribution of Investment Securities Portfolio(1)
	Due Within One Year		One to Five Years		Five to Ten Years		After Ten Years		Total
December 31, 2011 (in thousands)	Amount	Avg. Yield	Amount	Avg. Yield	Amount	Avg. Yield	Amount	Avg. Yield	Amount	Avg. Yield

Securities available for sale(2)
Collateralized mortgage obligations(3)	$25,138	4.96	$338,664	3.20	$8	4.48	$1,492	4.32	$365,302	3.32
Mortgage-backed(3)	148,852	5.01	484,824	3.77	123,131	3.27	67,045	2.85	823,852	3.83
State and municipal(4)	5,537	7.37	18,413	7.13	68,273	6.38	31,085	6.04	123,308	6.46
Other	—	—	—	—	—	—	271	3.82	271	3.82

Total available for sale	$179,527	5.08	$841,901	3.61	$191,412	4.36	$99,893	3.83	$1,312,733	3.93

Securities held to maturity(2)
Collateralized mortgage obligations(3)	$—	—%	$350,160	3.17%	$—	—%	$—	—%	$350,160	3.17%
Mortgage-backed(3)	—	—	204,782	2.91	559,052	3.24	225,096	3.53	988,930	3.24
State and municipal(4)	675	4.45	4,061	3.77	63,176	4.10	37,052	9.97	104,964	6.16

Total held to maturity	$675	4.45	$559,003	3.08	$622,228	3.33	$262,148	4.44	$1,444,054	3.43

(1)	This table excludes stock holdings of the Federal Home Loan Bank and Federal Reserve.
(2)	Yields are based on amortized cost and are purchase yields.
(3)	Maturity distributions for collateralized mortgage obligations and mortgage-backed securities are based on estimated average lives.
(4)	Average yields on tax-exempt obligations have been computed on a tax equivalent basis, based on a 35% federal tax rate.

As of December 31, 2011, the estimated aggregate fair value of the investment securities portfolio was $90.8 million above amortized cost, consisting of gross unrealized gains of $96.9 million and gross unrealized losses of $6.1 million. Except for obligations of the U.S. Government and its agencies, no holdings of securities of any single issuer exceeded 10% of consolidated shareholders equity at December 31, 2011 or 2010. A summary of estimated fair values and unrealized gains and losses for the major components of the investment securities portfolio is provided in Note 2 to the Annual Consolidated Financial Statements. Citizens’ policies with respect to the classification of investments in debt and equity securities are discussed in Note 1 to the Annual Consolidated Financial Statements.

Loan Portfolio

Citizens primarily extends credit within its local markets in Michigan, Wisconsin, and Ohio. Citizens generally lends to consumers and small to mid-sized businesses and, consistent with its emphasis on relationship banking, most of these credits represent core, multi-relationship customers who also maintain deposit relationships and utilize other banking services such as treasury management. The loan portfolio is diversified by borrower and industry, with no concentration within a single industry that exceeds 10% of total portfolio loans. Citizens has minimal loans to foreign debtors. Citizens seeks to limit its credit risk by establishing guidelines to review the aggregate outstanding commitments and loans to particular borrowers and industries. Citizens obtains and monitors collateral based on the nature of the credit and the risk assessment of the customer. See “Underwriting” for a discussion of Citizens’ underwriting policies and practices.

Loan balances by category for the past five years and an analysis of the maturity and interest rate sensitivity of commercial and industrial and commercial real estate loans at December 31, 2011 are presented below.

Portfolio Loans
(in thousands)	2011	2010	2009	2008	2007
Commercial and industrial	$1,543,529	$1,474,227	$1,921,755	$2,540,925	$2,487,391
Commercial real estate	1,544,361	2,120,735	2,811,539	2,947,022	3,067,209

Total commercial	3,087,890	3,594,962	4,733,294	5,487,947	5,554,600
Residential mortgage	637,245	756,245	1,025,248	1,248,622	1,428,296
Direct consumer	933,314	1,045,530	1,224,182	1,406,070	1,519,999
Indirect consumer	871,086	819,865	805,181	820,536	829,353

Total	$5,529,535	$6,216,602	$7,787,905	$8,963,175	$9,332,248

Portfolio Loan Maturities and Interest Rate Sensitivity
(in thousands)		Within One Year	One to Five Years	After Five Years	Total
Commercial and industrial		$645,337	$797,100	$101,092	$1,543,529
Commercial real estate		489,698	904,209	150,454	1,544,361

Total commercial		$1,135,035	$1,701,309	$251,546	$3,087,890

Loans above:
With floating interest rates		$458,374	$1,095,495	$155,620	$1,709,489
With predetermined interest rates		676,661	605,814	95,926	1,378,401

Total		$1,135,035	$1,701,309	$251,546	$3,087,890

Increases in commercial and industrial, as well as indirect loans, in 2011 reflect Citizens’ targeted lending efforts during 2011. Decreases in the other categories of portfolio loans during 2011 reflect the efforts of the accelerated problem asset resolution initiatives, paydowns as a result of normal client activity, charge-offs, and the transfer of nonperforming residential mortgage loans to loans held for sale in 2011 that were subsequently sold.

Commercial and Industrial. The commercial and industrial loan portfolio includes a diverse group of loans largely to in-market business banking (relationships less than $3.0 million) and corporate banking (relationships over $3.0 million) companies in a variety of businesses across many industries. The purpose of these loans varies from supporting seasonal working capital needs to term financing of equipment purchases. While some short-term loans may be made on an unsecured basis, the large majority are secured by the assets being financed with collateral margins consistent with Citizens’ loan underwriting guidelines. Commercial and industrial loans are evaluated for adequacy of repayment sources at the time of approval and are regularly reviewed for any possible deterioration in the ability of the borrower to repay on agreed terms. Credit risk in commercial and industrial loans arises due to fluctuations in borrowers’ financial condition, deterioration in collateral values, and changes in market conditions.

Commercial Real Estate. The majority of this portfolio consists of commercial real estate intermediate-term loans to developers and owners of commercial real estate for single and multiple family residential as well as multi-unit commercial properties. These loans are viewed first as cash-flow loans and secondarily as loans secured by real estate.

Commercial real estate loans are subject to underwriting standards and processes specific to the risks embedded in each of the geographic markets served by Citizens, primarily Michigan and Ohio. Management monitors commercial real estate loans based on sustainable cash flow, collateral, geography, and risk rating criteria. As a general rule, Citizens avoids financing single-purpose projects unless other underwriting factors are present to help mitigate risk. Management tracks the level of owner-occupied commercial real estate loans versus non-owner occupied “investment” real estate loans. At December 31, 2011, approximately 39% of commercial real estate loans were secured by owner-occupied properties.

Citizens proactively manages the credit performance of loans secured by commercial income producing properties. The value of loans in this portfolio have been negatively affected by tenant losses and reduced rental rates. While market conditions have stabilized, Citizens may suffer losses in these segments if market conditions deteriorate or do not continue to improve and efforts to limit these losses through execution of prudent workout strategies are unsuccessful.

Residential Mortgage Loans. The residential mortgage loan category is predominately comprised of single family owner-occupied residential properties primarily located in Michigan and Ohio. Residential mortgage loans are evaluated based on credit scores, debt-to-income ratios and loan-to-collateral value ratios.

Residential Mortgage Loan Balances By Category
	December 31,
(in thousands)	2011	2010
Fixed rate	$203,318	$249,301
Adjustable rate	430,802	495,597
Construction	3,125	11,347

Total	$637,245	$756,245

Residential Mortgage Loan Origination Volume
	December 31,
(in thousands)	2011	2010
Fixed rate	$147,889	$185,136
Adjustable rate	9,547	7,368
Construction(1)	1,090	3,571

Total	$158,526	$196,075

(1)	All construction mortgages are retained by Citizens in the residential mortgage portfolio

In June 2008, Citizens entered into a master sales agreement to sell its residential mortgage originations to a third-party servicer at a fixed rate with no recourse. Under this agreement, Citizens sells more than 95% of new mortgage origination, resulting in minimal new loans being retained in the residential mortgage portfolio. During 2011, a total of $3.1 million in originated residential mortgage loans were returned to Citizens’ portfolios since these loans had characteristics (other than loan amount or new construction) that made them non-compliant with the underwriting standards of government-sponsored entities (“GSE”) Federal National Mortgage Association (“FNMA”), Federal Home Loan Mortgage Corporation (“FHLMC”) and Government National Mortgage Association (“GNMA”). These loans were underwritten with compensating factors such as mortgage insurance, maximum debt to income ratios, maximum loan-to-value ratios and minimum credit scores which Citizens believes offset the additional risks.

Prior to June 2008, when Citizens sold its residential mortgage originations to several secondary market participants, it made various standard representations and warranties. The specific representations and warranties made by Citizens depended on the nature of the transaction and the requirements of the buyer. In the event of a breach of the representations and warranties, Citizens may be required to either repurchase the mortgage loans (generally at unpaid principal balance plus accrued interest) with the identified defects or indemnify the investor. During both 2011 and 2010, Citizens repurchased $2.2 million of loans, pursuant to such provisions. Citizens recorded $4.3 million and $3.8 million in 2011 and 2010, respectively, in Other Expense on the Consolidated Statements of Operations related to repurchasing or indemnifying such loans.

The credit performance of the residential mortgage portfolio has been negatively impacted by borrowers’ loss of or reduction in income during 2010 and 2011. Citizens proactively manages this portfolio and in 2011 it started to experience stability with declining levels of delinquencies and nonaccrual loans. Prior year declines in the residential real estate values, particularly in Michigan and Northern Ohio, and the extended time frame associated with the sale of repossessed residential properties led to increased loss severity in this loan portfolio. Increased stress on borrowers’ cash flow due to job loss, reduced rental income, higher interest rates or other factors could lead to higher payment delinquencies and defaults. Further declines in real estate values could lead to higher loss severity.

Direct Consumer. The direct consumer loan category includes home equity loans and direct installment loans to individuals used to purchase boats, recreational vehicles, automobiles, and other personal items. Home equity loans consist of revolving lines of credit and fixed rate loans to consumers that are secured by residential real estate. Credit risks for these types of loans are influenced by general economic conditions, the financial strength of individual borrowers, and the value of the loan collateral. Credit risk in the direct consumer loan portfolio arises from the borrowers potentially being unable to repay the loan on agreed terms, or by a shortfall in the collateral value in relation to the outstanding loan balance in the event of default and subsequent liquidation of collateral.

Citizens originates consumer loans utilizing a credit scoring model to supplement the underwriting process. To monitor and manage consumer loan risk, policies and underwriting guidelines are developed and modified as market conditions require. This monitoring activity, coupled with relatively small loan amounts spread across many individual borrowers, reduces risk. Additionally, trend and outlook reports are reviewed by management on a regular basis.

Indirect Consumer. The indirect consumer loan category includes indirect installment loans used by customers to purchase boats and recreational vehicles. Credit risks for these types of loans, are influenced by general economic conditions, the characteristics of individual borrowers, and the value of loan collateral. Additionally, credit risk may include the dealer’s ability to collect proper customer information, and adhere to appropriate lending guidelines, including but not limited to evaluating collateral value, accurately capturing property identification numbers, and following related documentation guidelines. Credit risk in the indirect consumer loan portfolio arises from a borrower’s potential inability to repay their loan and by a potential shortfall in the collateral value in relation to the outstanding loan balance in the event of default and subsequent liquidation of collateral. Credit risk is generally controlled by reviewing the creditworthiness of the borrowers as well as taking appropriate collateral and guaranty positions.

Loans Held for Sale

Loans that Citizens has the intent and ability to sell are classified as held for sale and are carried at the lower of cost or fair value, net of estimated costs to sell. Commercial loans held for sale are comprised primarily of loans identified for sale that are recorded at the lower of carrying amount or market value based on appraisals of the underlying collateral, which are also subject to management adjustments based on current market conditions and recent sales activity. Fair value may also be measured using the present value of expected future cash flows discounted at the loan’s effective interest rate. Residential mortgage loans held for sale are comprised of loans originated for sale in the ordinary course of business and selected nonperforming residential mortgage loans. The fair value of residential mortgage loans originated for sale in the secondary market is based on purchase commitments or quoted prices for similar loans. The fair value of nonperforming residential mortgage loans is based on the fair value of the underlying collateral, net of estimated costs to sell, using market prices derived from indicative pricing models which utilize projected assumptions Citizens believes potential investors would make, broker price opinions or appraisals. Gains and losses on the sales of loans are determined using the specific identification method. Subsequent valuation adjustments to reflect current fair value, as well as gains and losses on disposal of these loans are charged to noninterest income as incurred.

Held for sale loans at December 31, 2011 totaled $10.4 million, a decrease of $29.9 million or 74.2% from December 31, 2010. The decrease reflects the sale of commercial and residential real estate loans, customer paydowns, workout activities, writedowns to reflect market-value declines for the underlying collateral and transfers to ORE and substantially reduced troubled asset resolution activities.

Underwriting

Citizens’ Commercial Credit Policy and Underwriting Guidelines and Citizens’ Consumer Loan Credit Policy and Underwriting Guidelines (together, the “Underwriting Guidelines”) are written in a manner that is consistent with prudent banking practices and regulatory guidance applicable to each loan product. Citizens’ Underwriting Guidelines outline loan requirements and structuring parameters to determine the borrower’s financial capacity to repay under the terms of the loan and evaluate the collateral pledged to secure the loan and are designed to provide an adequate margin of safety for full collection of both principal and interest, within contractual terms. The Underwriting Guidelines provide the framework to determine that the borrower has the financial capacity to fully repay the loan, structurally mitigate credit risks, and monitor the loan’s credit performance over the term of the loan. Additionally, the Underwriting Guidelines are updated periodically in response to market and economic conditions and are reviewed by the Risk Management Committee of the Board as well as Citizens’ full Board of Directors.

The commercial Underwriting Guidelines outline product- and collateral-specific acceptable loan terms and conditions, including maximum loan to value ratios for real estate collateral, advance rates for non-real estate collateral, and debt service coverage. Acceptable credit management practices require that the borrower’s financial capacity to repay the loan be analyzed based on the most recent financial information as specified by the loan’s documented structure. It is Citizens’ general practice to obtain personal guarantees and underwrite the guarantor’s capacity to support the loan no less frequently than annually and more frequently if changes occur in the borrower’s capacity to repay or in general economic conditions that might affect the borrower. Citizens’ Underwriting Guidelines for non-owner occupied commercial real estate loans delineate maximum terms, amortizations and loan to value ratios as well as minimum equity investments and debt service coverage ratios based on property type. Generally, maximum loan terms are five years, maximum amortizations are 25 years, minimum equity requirements range from 10% to 25%, debt service coverage ratios range from 1.2 to 1.5 times and loan to value ratios range from 65% to 80%. Since 2007, Citizens has not originated new commercial land hold and land development loans. Citizens’ Real Estate Appraisal and Environmental Policy specifies the Bank’s requirements for obtaining appraisals from licensed or certified appraisers to assess the value of the underlying collateral. New variable rate commercial loans are underwritten at fully indexed rates. Additionally, variable rate commercial loan underwriting includes stress tests of the borrower’s debt service capabilities with higher than existing interest rates and fluctuations in the underlying cash flows available for repayment.

The consumer Underwriting Guidelines outline product- and collateral-specific loan terms and conditions, including maximum debt ratios and advance rates based on the borrower’s credit score. Residential mortgage loans are evaluated based on credit scores, debt-to-income ratios, and loan-to-collateral value ratios. They are predominately originated in accordance with underwriting standards set forth by the government-sponsored entities FNMA, FHLMC and GNMA, which serve as the primary purchasers of loans sold in the secondary market by mortgage lenders. These underwriting standards generally require that the loans be collateralized by one-to-four family residential real estate. Automated underwriting engines deployed by a GSE are used to determine creditworthiness of the vast majority of borrowers. Maximum allowable loan-to-value (“LTV”)/combined loan-to-value (“CLTV”) on these loan products generally do not exceed 95% at origination. Citizens has not offered “no-doc/low doc” and “stated income/stated asset” loans since January 1, 2007 and does not have any of these loans in its residential mortgage portfolio. Sub-prime, initial teaser rate and negative amortization loans were originated on an exception basis prior to 2007 and have not been offered since January 1, 2007. At December 31, 2011 and 2010, the outstanding balance of these loans and the associated interest income was immaterial.

Direct consumer loans include home equity loans, and direct installment loans to individuals used to purchase boats, recreational vehicles, automobiles and other personal items. Underwriting guidelines for these loans are heavily influenced by statutory requirements, which include, but are not limited to maximum loan-to-value ratios, credit scoring results, ability to service overall debt, and documentation requirements. Individual borrowers may be required to provide additional collateral or a satisfactory endorsement or guaranty from another person, depending on the creditworthiness of the borrower. Home equity loans consist of fully-indexed variable rate revolving lines of credit and fixed rate loans to consumers that are secured by residential real estate. Home equity loans are generally in a junior lien position and are originated through Citizens’ branches with cumulative loan-to-value ratios generally at or less than 80% of appraised collateral value. As of December 31, 2011, Citizens’ home equity portfolio totaled $764.7 million, and had an average loan size of $36,705 with average refreshed FICO score of 739. As of December 31, 2011, other direct installment loans totaled $168.6 million and had an average loan size of $18,466 with an average refreshed FICO score of 722.

Indirect consumer loans are originated through Citizens’ centralized underwriting group that has established relationships with certain dealers which meet Citizens’ underwriting guidelines and adhere to prudent business practices. The dealers are evaluated on their creditworthiness and business practices with performance monitored on an annual basis. The dealers refer customers to the centralized underwriting group, which utilizes a credit scoring model to supplement the underwriting process, and then complete the loans utilizing Citizens’ loan documents. As of December 31, 2011, indirect consumer loans had an average loan size of $23,302 with an average refreshed FICO score of 738.

Credit Risk Management

Extending credit to businesses and consumers exposes Citizens to credit risk, which is the risk that the principal balance of a loan and any related interest will not be collected under the original underwriting terms due to the inability or unwillingness of the borrower to repay the loan. Citizens lending policies and underwriting guidelines, discussed above, are designed to maximize loan income within an acceptable level of risk. Credit risk is mitigated through a comprehensive system of internal controls, which includes adherence to conservative lending practices, underwriting guidelines, collateral monitoring, and oversight of financial performance. Credit risk associated with fluctuations in economic conditions is mitigated through portfolio diversification that limits exposure to any single industry or customer. Lending policies and guidelines are reviewed by credit administration and modified on an ongoing basis as conditions change and new credit products are offered. The commercial and industrial and commercial real estate credit administration policies include a two-tier loan rating system that incorporates probability of default and loss given default to estimate a borrower’s ability to repay and the strength of the collateral supporting their loan obligation. To strengthen and monitor loan structuring and collateral position, collateral field audits are regularly performed on those credits that have a significant reliance on accounts receivable and inventory. Additionally, a reporting system supplements the review process by providing management with frequent reports related to loan production, loan quality, concentrations of credit, loan delinquencies and nonperforming and potentially problematic loans. Citizens monitors its loans in an effort to proactively identify, manage, and mitigate any potential credit quality issues and losses.

The quality of Citizens’ loan portfolio is impacted by numerous factors, including the economic environment in the markets in which Citizens operates. Citizens carefully monitors its loans in an effort to identify and mitigate any potential credit quality issues and losses in a proactive manner. Citizens performs quarterly reviews of the non-watchlist commercial credit portfolio focusing on industry segments and asset classes that have or may be expected to experience stress due to economic conditions. This process seeks to validate each such credit’s risk rating, underwriting structure and exposure management under current and stressed economic scenarios while strengthening these relationships and improving communication with these clients.

Citizens maintains an independent loan review department that reviews the quality, trends, collectability and collateral margins within the loan portfolio. The loan review department validates the credit risk profile on a regular basis by sampling loans using criteria such as loan size, delinquency status, loan officer coverage and other factors. This process complements and reinforces the risk identification and assessment decisions made by lenders and credit personnel. Results of these reviews are presented to management and to the Risk Committee of the Board of Directors.

As part of the overall credit underwriting and review process, Citizens carefully monitors commercial and industrial and commercial real estate credits that are current in terms of principal and interest payments but may deteriorate in quality as economic conditions change. Commercial relationship officers monitor their clients’ financial condition and initiate changes in loan ratings based on their findings. Loans that have migrated within the loan rating system to a level that requires increased oversight, at management’s discretion, are considered ‘watchlist’ loans (generally consistent with the regulatory definition of special mention, substandard, and doubtful loans) and include loans that are in accruing or nonperforming status. Citizens utilizes the watchlist process as a proactive credit risk management practice to help mitigate the migration of commercial loans to nonperforming status and potential loss. Once a loan is placed on the watchlist, it is reviewed quarterly by the chief credit officer, senior credit officers, senior market managers, and commercial relationship officers to assess cash flows, collateral valuations, guarantor liquidity, and other pertinent trends. During these reviews, action plans are developed to address emerging problem loans or to implement specific actions for alternatives to strengthen the credit and/or for removing the loans from the portfolio. Additionally, loans viewed as substandard or doubtful are transferred to Citizens’ special loans or small business workout groups and are subjected to an even higher level of monitoring and workout activity.

The following table illustrates the commercial loans on the watchlist that, while still accruing interest, may be at risk due to general economic conditions or changes in borrower’s financial status.

Commercial Watchlist
Accruing loans only	2011		December 31, 2010		2009
(in thousands)	$	% of Portfolio	$	% of Portfolio	$	% of Portfolio
Land hold	$4,115	62.90%	$21,575	76.35%	$24,780	68.99%
Land development	804	6.14	18,674	53.66	86,693	83.66
Construction	1,658	28.36	33,234	32.05	63,476	35.68
Income producing	259,971	28.45	444,450	37.96	521,410	34.44
Owner-occupied	112,756	18.63	196,915	25.15	247,227	25.22

Total commercial real estate	379,304	24.56	714,848	33.71	943,586	33.56
Commercial and industrial	227,487	14.74	347,180	23.55	473,001	24.61

Total	$606,791	19.65	$1,062,028	29.54	$1,416,587	29.93

The decreases in watchlist credits were primarily due to the accelerated resolution of problem assets, along with a decrease in the level of new inflows.

The following table illustrates loans where the contractual payment is 30 to 89 days past due and interest is still accruing. While these loans are actively worked to bring them current, past due loan trends may be a leading indicator of potential future nonperforming loans and charge-offs.

Delinquency Rates By Loan Portfolio
30 to 89 days past due	2011		December 31, 2010		2009
(in thousands)	$	% of Portfolio	$	% of Portfolio	$	% of Portfolio
Land hold	$21	0.32%	$2,233	7.90%	$561	1.56%
Land development	—	—	216	0.62	4,723	4.56
Construction	—	—	464	0.45	1,695	0.95
Income producing	2,508	0.27	20,643	1.76	40,832	2.70
Owner-occupied	2,345	0.39	14,705	1.88	24,954	2.55

Total commercial real estate	4,874	0.32	38,261	1.80	72,765	2.59
Commercial and industrial	2,454	0.16	9,058	0.61	16,934	0.88

Total commercial	7,328	0.24	47,319	1.32	89,699	1.90
Residential mortgage	9,544	1.50	15,389	2.03	21,990	2.14
Direct consumer	17,810	1.91	22,379	2.14	26,457	2.16
Indirect consumer	13,067	1.50	13,287	1.62	16,282	2.02

Total consumer	40,421	1.66	51,055	1.95	64,729	2.12

Total	$47,749	0.86	$98,374	1.58	$154,428	1.98

The decreases in total delinquencies were primarily the result of continued emphasis on proactively managing and resolving delinquent commercial and consumer loans.

Nonperforming Assets

Loans are placed on nonaccrual status when there is substantial doubt regarding collection of principal or interest based on Citizens’ credit policies and practices or when principal or interest is past due in excess of 90 days. When a loan is placed on nonaccrual status, interest that is accrued but not collected is reversed and charged against income. Nonperforming assets are comprised of nonaccrual loans, loans past due over 90 days and still accruing interest, nonperforming loans held for sale, and other repossessed assets acquired. Although these assets have more than a normal risk of loss, they may not necessarily result in future losses. A five-year history of nonperforming assets is presented below. The nonperforming commercial loans in this table are also reviewed as part of the watchlist process.

Nonperforming Assets and Past Due Loans (in thousands)	2011	2010	December 31, 2009	2008	2007
Nonperforming Assets(1)
Nonaccrual
Less than 30 days past due	$19,225	$46,419	$89,235	$35,157	$8,062
From 30 to 89 days past due	9,428	27,450	63,261	25,209	11,520
90 or more days past due	58,005	138,439	316,361	242,930	165,065

Total	86,658	212,308	468,857	303,296	184,647
Loans 90 days or more past due and still accruing	770	1,573	3,039	1,486	3,636

Total nonperforming portfolio loans	87,428	213,881	471,896	304,782	188,283
Nonperforming loans held for sale	2,372	24,073	65,189	74,938	21,676
Other repossessed assets acquired (“ORAA”)	12,422	42,216	54,394	57,938	40,360

Total nonperforming assets	$102,222	$280,170	$591,479	$437,658	$250,319

Nonperforming loans as a percent of portfolio loans	1.58%	3.44%	6.06%	3.40%	2.02%
Nonperforming assets as a percent of portfolio loans plus ORAA(2)	1.84	4.45	7.47	4.80	2.65
Nonperforming assets as a percent of total assets(3)	1.08	2.81	5.10	3.44	1.90
Restructured loans and still accruing	$32,347	$6,392	$2,629	$256	$315
Nonperforming Portfolio Loans by Type(1)
Commercial and industrial	$17,712	$59,316	$86,284	$66,019	$16,182
Commercial real estate	45,332	118,639	236,551	162,125	110,159

Total commercial	63,044	177,955	322,835	228,144	126,341
Residential mortgage	11,312	22,076	125,082	59,238	46,333
Direct consumer	12,119	12,571	21,349	14,785	13,552
Indirect consumer	953	1,279	2,630	2,615	2,057

Total nonperforming portfolio loans	$87,428	$213,881	$471,896	$304,782	$188,283

(1)	Refer to Note 4 for a summary of interest income foregone on nonaccrual and restructured loans, as of December 31, 2010 and 2011.
(2)	Other real estate assets acquired (“ORAA”) includes loans held for sale.
(3)	Total assets exclude assets from discontinued operations.

Nonperforming assets decreased in 2011 from the previous year end due to continued efforts to reduce overall problem loans along with a significant reduction in new inflows to commercial nonperforming assets. Additionally, Citizens has aggressively reduced the level of nonperforming loans held for sale and other repossessed assets through sales.

Some of the nonperforming loans included in the nonperforming asset table above are considered to be impaired. A loan is considered impaired when Citizens determines that it is probable that all the contractual principal and interest due under the loan may not be collected. In most instances, impairment is measured based on the fair value of the underlying collateral. Impairment may also be measured based on the present value of expected future cash flows discounted at the loan’s effective interest rate. Citizens measures impairment on all nonaccrual commercial and industrial and commercial real estate loans for which it has established specific reserves. This policy does not apply to large groups of smaller balance homogeneous loans, such as smaller balance commercial loans, direct and indirect consumer loans and residential mortgage loans, which are collectively evaluated for impairment, except for those loans restructured under a troubled debt restructuring. Citizens maintains a valuation reserve for impaired loans as a part of the specific allocated allowance component of the allowance for loan losses. Cash collected on impaired nonaccrual loans is generally applied to outstanding principal.

Citizens recognizes that elevated levels of unemployment and depressed real estate values may result in many customers facing difficult financial situations. Distressed homeowners are identified and offered assistance. In order to avoid foreclosure, residential mortgage loans may be restructured for certain qualified borrowers who have the ability to make payments under the new terms of the loan. Citizens’ residential mortgage foreclosure abatement program includes several different options to modify contractual payments. Modified consumer and residential mortgage loans are considered troubled debt restructures (“TDRs”) when the debt restructure, for economic or legal reasons related to the borrower’s financial difficulties, results in a concession to the debtor that otherwise would not be considered by the bank. Citizens classifies TDRs as nonperforming loans unless the loan qualified for accruing status at the time of the restructure, or the loan has performed according to the new contractual terms for at least six months. To qualify for accruing status at the time of the restructure, the original loan must have been less than 90 days past due at the time of the restructure and the modification must not have resulted in an impairment. At December 31, 2011, the recorded investment balance of TDRs approximated $47.7 million, $32.3 million on accrual status and $15.4 million on nonaccrual status. Of this total, $20.2 million were consumer and residential TDRs that carried a total specific reserve of $2.9 million. Of these modifications 49.0% involved only a reduction in interest rate, 33.4% involved both reduced interest rate and term extensions and 17.6% involved only term extensions. See Note 4 to the Annual Consolidated Financial Statements in this report for information on impaired loans.

Allowance for Loan Losses

A summary of loan loss experience for the past five years appears below.

Summary of Loan Loss Experience (in thousands)	2011	2010	2009	2008	2007
Allowance for loan losses—January 1	$296,031	$338,940	$252,938	$161,635	$166,794
Provision for loan losses	138,808	392,882	323,820	280,961	45,573
Charge-offs:
Commercial and industrial	36,211	54,015	59,311	23,671	4,633
Small business	9,462	7,375	4,525	3,065	1,490
Commercial real estate	162,533	233,056	123,247	112,478	27,194

Total commercial	208,206	294,446	187,083	139,214	33,317
Residential mortgage	27,796	110,928	18,964	24,438	5,064
Direct consumer	26,932	31,392	24,388	16,657	10,838
Indirect consumer	11,771	14,295	21,234	16,889	10,126

Total charge-offs	274,705	451,061	251,669	197,198	59,345

Recoveries:
Commercial and industrial	3,457	3,860	5,783	2,732	2,679
Small business	771	483	590	175	450
Commercial real estate	2,511	5,540	3,580	715	1,303

Total commercial	6,739	9,883	9,953	3,622	4,432
Residential mortgage	433	720	33	29	183
Direct consumer	3,189	1,877	1,537	1,667	1,688
Indirect consumer	2,231	2,790	2,328	2,222	2,310

Total recoveries	12,592	15,270	13,851	7,540	8,613

Net charge-offs	262,113	435,791	237,818	189,658	50,732

Allowance for loan losses—December 31	$172,726	$296,031	$338,940	$252,938	$161,635

Portfolio loans at year-end(1)	$5,529,535	$6,216,602	$7,787,905	$8,963,175	$9,332,248
Average portfolio loans(1)	5,752,515	7,175,649	8,349,387	9,274,707	9,033,317
Allowance for loan losses as a percent of nonperforming loans	197.56%	138.41%	71.83%	82.99%	85.85%
Allowance for loan losses as a percent of portfolio loans	3.12	4.76	4.35	2.82	1.73
Net loans charged off as a percent of average portfolio loans	4.56	6.07	2.85	2.04	0.56

(1)	Balances exclude mortgage loans held for sale.

Loan losses are charged against, and recoveries are credited to, the allowance for loan losses. The significant decrease in net charge-offs for 2011 compared with 2010 reflects the continued stability and steady improvement in portfolio and economic trends. In addition, the decrease in net charge-offs reflects the resolution of certain problem assets through bulk sale and individual workout efforts.

The allowance for loan losses represents management’s estimate of an amount appropriate to provide for probable credit losses inherent in the loan portfolio as of the balance sheet date. To assess the appropriateness of the allowance for loan losses, an allocation methodology is applied that focuses on changes in the size and character of the loan portfolio, changes in the levels of impaired or other nonperforming loans, the risk inherent in specific loans, concentrations of loans to specific borrowers or industries, existing economic conditions, underlying collateral, historical losses on each portfolio category and other qualitative and quantitative factors which could affect probable loan losses. General deterioration in real estate values was a significant factor considered when establishing valuation allowances in the allowance for loan losses. The evaluation process is inherently subjective, as it requires estimates that may be susceptible to significant change and have the potential to affect net income materially. During 2010, Citizens further refined its allocation methodology which had virtually no impact on total allowance for loan losses. The methodology used for measuring the appropriateness of the allowance for loan losses relies on several key elements, which include specific allowances for identified impaired loans, a formula-based risk-allocated allowance for the remainder of the portfolio and a general valuation allowance calculation. Management also considers overall portfolio indicators, including trends in historical charge-offs, a review of industry, geographic and portfolio performance, and other qualitative factors. This methodology is discussed in “Critical Accounting Policies” and Note 1 to the Annual Consolidated Financial Statements.

The ALLL is comprised of three parts: specific allocated, risk allocated, and general valuation. Nonperforming loans are reviewed under the specific allocated reserve for impairment analysis. Loss expectations are established based on specific impairment by loan. The table below summarizes the allocation of the allowance for loan losses for specific allocated, risk allocated, and general valuation allowances by loan type and the proportion of total portfolio loans represented by each loan type.

Allocation of the Allowance for Loan Losses(1)
	December 31,
	2011		2010		2009		2008		2007
(in thousands)	ALLL	Related NPL(2)	ALLL	Related NPL(2)	ALLL	Related NPL(2)	ALLL	Related NPL(2)	ALLL	Related NPL(2)
Specific allocated allowance:
Commercial and industrial	$42	$8,908	$9,471	$43,505	$16,280	$65,208	$16,827	$49,037	$1,760	$2,685
Commercial real estate	4,110	34,971	23,519	98,408	29,656	208,310	23,069	141,578	16,117	49,650
Residential mortgage	2,837	6,023	1,110	5,196	6,790	26,414	—	—	—	—
Direct Consumer	70	500	130	1,074	114	1,142	—	—	—	—

Total specific allocated allowance	7,059	50,402	34,230	148,183	52,840	301,074	39,896	190,615	17,877	52,335

Risk allocated allowance:
Commercial and industrial	25,032	8,804	33,482	15,811	40,235	21,076	18,977	16,982	*	*
Commercial real estate (CRE)	58,589	10,361	99,104	20,231	116,386	28,242	91,753	20,547	*	*
Incremental risk allocated allowance—CRE	—	—	29,500	—	—	—	—	—	—	—

Total commercial	83,621	19,165	162,086	36,042	156,621	49,318	110,730	37,529	84,508	74,006
Residential mortgage	33,623	5,289	46,513	16,880	50,631	98,668	25,163	59,238	13,989	46,333
Direct Consumer	32,950	11,619	32,125	11,497	33,012	20,206	28,329	14,785	15,745	13,552
Indirect Consumer	12,973	953	16,577	1,279	39,462	2,630	35,860	2,615	23,620	2,057

Total risk allocated allowance	163,167	37,026	257,301	65,698	279,726	170,822	200,082	114,167	137,862	135,948

Total	170,226	87,428	291,531	213,881	332,566	471,896	239,978	304,782	155,739	188,283
General valuation allowances	2,500	—	4,500	—	6,374	—	12,960	—	5,896	—

Total	$172,726	$87,428	$296,031	$213,881	$338,940	$471,896	$252,938	$304,782	$161,635	$188,283

ALLL as a percentage of NPL
Specific allocated allowance:
Commercial and industrial	0.5%		21.8%		25.0%		34.3%		65.5%
Commercial real estate	11.8		23.9		14.2		16.3		32.5
Residential mortgage	47.1		21.4		25.7		—		—
Direct Consumer	14.0		12.1		10.0		—		—
Total specific allocated allowance	14.0		23.1		17.6		20.9		34.2

Risk allocated allowance:
Commercial and industrial	284.3		211.8		190.9		111.7		*
Commercial real estate (CRE)	565.5		489.9		412.1		446.6		*
Incremental risk allocated allowance—CRE	—		N/M		—		—		—
Total commercial	436.3		449.7		317.6		295.1		114.2
Residential mortgage	635.7		275.5		51.3		42.5		30.2
Direct Consumer	283.6		279.4		163.4		191.6		116.2
Indirect Consumer	N/M		N/M		N/M		N/M		N/M
Total risk allocated allowance	440.7		391.6		163.8		175.3		101.4
Total	197.6		138.4		71.8		83.0		85.9

ALLL as a percentage of portfolio loans(3)
Risk allocated allowance:(4)
Commercial and industrial	1.6		2.3		2.2		0.8		*
Commercial real estate (CRE)	3.9		4.9		4.5		3.3		*
Incremental risk allocated allowance—CRE	—		N/M		—		—		—
Total commercial	2.7		4.7		3.5		2.1		1.5
Residential mortgage	5.3		6.2		5.1		2.0		1.0
Direct Consumer	3.5		3.1		2.7		2.0		1.0
Indirect Consumer	1.5		2.0		4.9		4.4		2.8
Total risk allocated allowance	3.0		4.2		3.7		2.3		1.5
Total allowance	3.1		4.8		4.4		2.8		1.7

N/M—Not Meaningful

(1)

The allocation of the allowance for loan losses in the above table is based upon ranges of estimates and is not intended to imply either limitations on the usage of the allowance or precision of the specific amounts. Citizens does not view the allowance for loan losses as being divisible among the various categories of loans. The entire allowance is available to absorb any future losses without regard to the category or categories in which the charged-off loans are classified.
(2)

Related nonperforming loans (“NPL”) amounts in risk allocated allowances include loans 90+ days past due and still accruing but classified as nonperforming. NPLs now exclude troubled debt restructurings (T that are on an accrual status and performing in accordance with their modified terms.

(3)	The portfolio balance of the loans with a specific allocated allow ance is equal to the related NPL for said loans.
(4)	Portfolio loans only include loan balances evaluated for risk allocated allowance.
*	Prior to March 31, 2008, Citizens’ methodology for calculating the allowance for loan loss combined the commercial and industrial and commercial real estate loan types. As such, Citizens does not have the appropriate level of detail to accurately segregate the risk allocated allowance for these loan types for December 31, 2007.

Total Allowance for Loan Losses. The decrease in the total allowance as of December 31, 2011 compared to December 31, 2010 was primarily the result of an overall decrease in loan balances, an improvement in risk mix of the commercial portfolio, and the continuing stability in both portfolio and economic trends as well as lower reserves identified for specific commercial loans. In addition, the remaining decline relates to the elimination of the $29.5 million of incremental risk allocated reserves, which were established at December 31. 2010 to incorporate the impact of Citizens initiatives to resolve problem assets as these initiatives were substantially completed in the first quarter of 2011.

The allowance as a percentage of nonperforming loans at December 31, 2011 increased from December 31, 2010 primarily as a result of loss reserves declining at a slower pace than the decline in nonperforming loans. While nonperforming loans have declined since 2010, other offsetting factors that affect the risk allocated allowance such as historical loss experience, the continued depressed values in the real estate market, and other credit metrics resulted in a higher proportionate allowance.

Based on current conditions and expectations, Citizens believes that the allowance for loan losses is appropriate to address the estimated loan losses inherent in the existing loan portfolio at December 31, 2011. After determining what Citizens believes is an appropriate allowance for loan losses based on the risk in the portfolio, the provision for loan losses is calculated as a result of the net effect of the change in the allowance for loan losses.

Specific Allocated Allowance. The specific allocated allowance is based on probable losses on specific commercial and industrial or commercial real estate loans as well as impairment on TDRs. The allowance allocated to nonperforming commercial loans is typically based on the underlying collateral’s appraised value, updated at least annually, less management’s estimates of cost to sell. Appraisals or broker’s price opinions are obtained more frequently if changes in the property or market conditions warrant. Deterioration in individual asset values, underlying commercial loans, evidenced by refreshed appraisals, is reflected in the specific allocated allowance for commercial nonperforming loans.

The fair value of non-performing residential mortgage loans is based on the underlying collateral’s value obtained through appraisals or broker’s price opinions, updated at least semi-annually, less management’s estimates of cost to sell. The allowance allocated to restructured residential loans is typically based on the present value of the expected future cash flows discounted at the loan’s effective interest rate.

The specific allocated allowance decreased both in amount and as a percentage of nonperforming loans from 2010, primarily as a result of the decline in loan portfolio balances identified and evaluated for specific reserves and the accelerated problem asset resolution initiatives.

Risk Allocated Allowance. The risk allocated allowance is comprised of several loan pool valuation allowances determined based on Citizens’ quantitative loan loss experience for similar loans with similar risk characteristics, including additional qualitative risks such as changes in asset quality; the experience, ability and effectiveness of Citizens’ lending management; the composition and concentrations of credit, changes in loss severity based on loan type, as well as other factors based upon the best judgment of management.

The decrease in risk allocated allowance from 2010 was primarily related to the decrease in the loan portfolio balances that are evaluated for this reserve. The risk allocated allowance did not decrease to the same extent as the portfolio balance. However, other factors that affect the risk allocated allowance, such as credit metrics, delinquencies, and the depressed real estate market, made it appropriate in management’s judgment to maintain a higher proportionate allowance.

Most of the decline in the risk allocated allowance from 2010 related to the decline in the size of the commercial portfolio. The majority of the decline relates to the improvement in credit quality as evidenced by significant improvements in credit quality of the remaining portfolio, declines in loans 30-89 days past due and the overall decline in outstanding commercial loans. The remainder of the decline in the risk allocated allowance relates to the elimination of the $29.5 million of incremental risk allocated reserves, which were established at December 31, 2010 to incorporate the impact of Citizens initiatives to resolve problem assets as these initiatives were substantially completed in the first quarter of 2011.

General Valuation Allowance. The general valuation allowance is based on existing regional and local economic factors, a macroeconomic adjustment factor used to calibrate for the current economic cycle and other judgmental factors. These factors could have a potentially negative impact on credit quality. Recognizing the inherent imprecision of any loan loss allocation model, management believes that the general valuation allowance at December 31, 2011 appropriately reflects probable inherent but undetected losses in the portfolio.

As discussed in “Critical Accounting Policies”, nonperforming commercial and industrial and commercial real estate loans are generally charged off to the extent principal due exceeds the net realizable value of the collateral, less estimated cost to sell with the charge-off occurring when the loss is reasonably quantifiable, but not later than when the loan becomes 180 days past due. Nonperforming residential mortgage loans are generally charged off to the extent principal exceeds the current appraised value less estimated costs to sell when the loan becomes 180 days past due. Nonperforming direct and indirect consumer loans (open and closed end) are generally charged off before the loan becomes 120 days past due.

Goodwill

Goodwill at December 31, 2011 was $318.2 million, unchanged from December 31, 2010. Management performed an annual impairment test as of October 1, 2011 using management’s most recent long-term financial projections and current risk-adjusted discount rates. No events (individually or in aggregate) have occurred since the annual goodwill impairment analysis that indicates a potential impairment of goodwill. Citizens will continue to perform evaluations on an interim basis if events or circumstances indicate that impairment may exist. There can be no assurance that such tests will not result in additional material impairment charges due to further developments in the banking industry or Citizens’ markets. For further discussion of the evaluation of goodwill, see Note 6 to the Annual Consolidated Financial Statements.

Deposits

The table below provides a year-to-year comparison of average deposit balances over the last three years. Average, rather than period-end, balances can be more meaningful in analyzing deposit funding sources because of inherent fluctuations that occur on a monthly basis within most deposit categories.

Average Deposits
	2011		2010		2009
(in thousands)	Average Balance	Average Rate	Average Balance	Average Rate	Average Balance	Average Rate
Noninterest-bearing demand deposits	$1,503,430	—%	$1,306,881	—%	$1,191,478	—%
Interest-bearing demand deposits	953,187	0.21	1,008,871	0.27	929,152	0.43
Savings deposits	2,636,422	0.35	2,561,596	0.62	2,521,100	0.78
Time deposits	2,489,703	1.85	3,405,281	2.35	3,867,946	3.31

Total deposits	$7,582,742	0.76	$8,282,629	1.19	$8,509,676	1.78

The increase in noninterest-bearing demand balances over 2010 was primarily the result of customers holding higher balances in transaction accounts due to changes in FDIC coverage thresholds and a lack of compelling alternative investments in the current low rate environment. Average time deposits declined due to a shift in funding mix from time deposits to savings accounts and a decrease in brokered balances. Savings deposit balances remained relatively unchanged, as the shift in funding mix was offset by a reduction in brokered balances. The decrease in the average cost of the deposit portfolio resulted from the lower interest rate environment, partially offset by competitive deposit pricing pressures.

As of December 31, 2011, certificates of deposit of $100,000 or more accounted for approximately 8.3% of total deposits. The maturities of these deposits are summarized below.

Maturity of Time Certificates of Deposit of
$100,000 or more at December 31, 2011
(in thousands)
Three months or less	$130,759
After three but within six months	84,740
After six but within twelve months	115,844
After twelve months	284,645

Total	$615,988

Citizens gathers deposits from its markets and has used brokered deposits from time to time when cost effective. Time deposits greater than $100,000 decreased by $521.3 million at December 31, 2011 over the prior year-end primarily as a result of a planned reduction in brokered deposits and a shift in funding mix from customer time deposits to core deposits. Citizens will continue to evaluate the use of alternative funding sources such as brokered deposits to best meet its funding objectives. Citizens continues to promote relationship driven core deposit growth and stability through focused marketing efforts and competitive pricing strategies.

Borrowed Funds

Short-term borrowings consists of Federal funds purchased, securities sold under agreements to repurchase, other bank borrowings, and Treasury Tax and Loan borrowings. The decrease in short-term borrowings to $40.1 million at December 31, 2011 from $42.3 million at December 31, 2010 was primarily the result of a decrease in short-term repurchase agreements and a decrease in Treasury Tax and Loan borrowings. See Note 8 to the Annual Consolidated Financial Statements for additional information on short-term borrowings.

Long-term debt consists of FHLB debt, subordinated notes, other promissory notes and other borrowed funds. Long-term debt totaled $854.2 million at December 31, 2011, compared with $1.0 billion at December 31, 2010. FHLB debt decreased $179.0 million or 21.3% to $658.0 million at December 31, 2011, due to maturing advances not being replaced. Citizens restructured $245.0 million and $250.0 million in FHLB advances during 2011 and 2010, respectively. These restructures resulted in the locking in of lower term funding rates. The average interest rate on the 2011 restructured advances was reduced to 3.32% from 4.84% and the average remaining term was extended to 5.8 years from 3.3 years. The average interest rate on the 2010 restructured advances was reduced to 2.78% from 4.90% and the average remaining term was extended to 4.5 years from 1.0 years. As of December 31, 2011, other borrowed funds remained essentially unchanged from December 31, 2010. See Note 9 to the Annual Consolidated Financial Statements for additional information.

Capital Resources

Citizens continues to maintain a strong capital position which supports current needs and provides a sound foundation to support further expansion. Regulatory capital ratios for Citizens have remained above the “well capitalized” standards. Capital ratios are presented below.

	Regulatory Minimum
	Adequately Capitalized	Well Capitalized	December 31,
			2011	2010	2009
Risk based:
Tier 1 capital	4.00%	6.00%	13.51%	12.11%	12.52%
Total capital	8.00	10.00	14.84	13.51	13.93
Tier 1 Leverage	4.00	5.00	8.45	7.71	9.21

Shareholders’ equity at December 31, 2011 totaled $1.0 billion, essentially unchanged from December 31, 2010. Book value per common share at December 31, 2011 and 2010 was $18.24 and $18.47, respectively.

During 2011, the Holding Company did not purchase any shares of common stock pursuant to its share repurchase program and is not likely to do so for the foreseeable future. Information regarding the Citizens’ share repurchase program and current limitations on share repurchases is set forth under “Market for Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.”

Contractual Obligations and Off-Balance Sheet Arrangements

Contractual Obligations

In the ordinary course of business, Citizens has entered into certain contractual arrangements that require future cash payments and may impact liquidity. These obligations include deposits, issuance of debt to fund operations, purchase obligations to acquire goods or services, and property leases. The table below summarizes contractual obligations and future required minimum payments as of December 31, 2011. As of September 30, 2012, there have been no material changes to these obligations or arrangements outside the ordinary course of business since the most recent fiscal year end. Refer to Notes to the Annual Consolidated Financial Statements for further discussion of these contractual obligations.

Contractual Obligations
	Minimum Payments Due by Period
December 31, 2011		Less than			More than
(in thousands)	Total	1 year	1-3 years	4-5 years	5 years
Deposits without stated maturities(1)(2)	$5,209,883	$5,209,883	$—	$—	$—
Deposits with stated maturities(1)(2)	2,185,079	1,194,085	780,600	207,044	3,350
Fed funds purchased and securities sold under agreements to repurchase(1)	40,098	40,098	—	—	—
FHLB borrowings(1)(2)	653,043	1,007	125,000	290,000	237,036
Other borrowed debt(1)(2)	104,112	24	57	103,445	586
Subordinated debt(1)(2)	91,717	—	17,266	—	74,451
Purchase obligations	144,444	49,425	66,046	28,973	—
Operating leases and non-cancelable contracts	27,390	6,002	8,923	5,050	7,415

Total	$8,455,766	$6,500,524	$997,892	$634,512	$322,838

(1)

In the banking industry, interest-bearing obligations are principally utilized to fund interest-bearing assets. As such, interest charges on related contractual obligations were excluded from reported amounts as the potential cash outflows would have corresponding cash inflows from interest-bearing assets.

(2)

This schedule excludes all carrying value adjustments, such as purchase accounting fair value adjustments, hedge accounting fair value adjustments, and unamortized premiums and discounts, that will not affect future cash payments associated with the maturity of this debt.

At December 31, 2011, Citizens’ liability for uncertain tax positions, including associated interest and penalties and net of related federal tax benefits, was $0.4 million. This liability represents an estimate of income taxes and other state taxes which may ultimately not be sustained upon examination by the tax authorities. Since the ultimate amount and timing of any future cash settlements cannot be predicted with reasonable certainty, this estimated liability has been excluded from the contractual obligations table.

Citizens has obligations not included in the above table under its retirement plans as described in Note 11 to the Annual Consolidated Financial Statements. At December 31, 2011, the under funded status of the cash balance pension plan for employees, the retirement health plan and the supplemental pension plans is recognized in the Consolidated Balance Sheet as an accrued liability. Citizens anticipates contributing $2.3 million in 2012 to the defined benefit pension plan as required under current funding regulations. Citizens anticipates making a contribution of $0.5 million to the nonqualified supplemental benefit plans during 2012. In addition, Citizens expects to pay $0.2 million in contributions to the postretirement healthcare benefit plan during 2012.

Off-Balance Sheet Arrangements

In the normal course of business, in order to meet the financing needs of customers and to manage exposure to interest rate risk, Citizens enters into various transactions, which, in accordance with U.S. generally accepted accounting principles, are not included in its Consolidated Balance Sheets. These transactions include commitments to extend credit, standby letters of credit, commercial letters of credit, forward commitments to sell mortgage loans, and interest rate swaps. These transactions involve, to varying degrees, elements of credit risk, market risk and liquidity risk in excess of the amount recognized in the Consolidated Balance Sheets, however, they do not represent unusual risks. Citizens minimizes its exposure to loss under these transactions by subjecting them to credit approval and monitoring procedures.

The following table presents the total notional amounts and expected maturity of off-balance sheet financial instruments outstanding at December 31, 2011 and the notional amounts outstanding at December 31, 2010.

Off-Balance Sheet Financial Instruments
		Expected Expiration Dates by Period
(in thousands)	December 31, 2011	Less than 1 year	1-3 years	4-5 years	More than 5 years	December 31, 2010
Financial instruments whose contract amounts represent credit risk:
Loan commitments to extend credit	$932,435	$524,385	$135,819	$115,204	$157,027	$953,340
Standby letters of credit	128,972	66,451	28,537	26,399	7,585	171,655
Commercial letters of credit	—	—	—	—	—	—
Financial instruments subject to interest rate risk:
Receive fixed and pay fixed swaps	385,000	—	25,000	150,000	210,000	330,000
Customer initiated swaps and corresponding offsets	527,361	112,945	194,179	86,656	133,581	765,507

Total	$1,973,768	$703,781	$383,535	$378,259	$508,193	$2,220,502

Commitments to extend credit are legally binding agreements to lend cash to a customer as long as there is no breach of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require the payment of a fee. Commitments to extend credit at December 31, 2011 decreased from December 31, 2010 primarily as a result of the current economic climate and reduced customer demand.

Standby letters of credit are written conditional commitments issued by Citizens to guarantee the performance of a customer to a third party. In the event the customer does not perform in accordance with the terms of the agreement with the third party, Citizens would be required to fund the commitment. The maximum potential amount of future payments Citizens could be required to make is represented by the contractual amount of the commitment. If the commitment is funded, Citizens would be entitled to seek recovery from the customer. Standby letters of credit at December 31, 2011 decreased from December 31, 2010 primarily as a result of the current economic climate and reduced customer demand.

Commercial letters of credit are written conditional commitments issued by Citizens to guarantee the performance of a customer to a third party. These guarantees are issued specifically to facilitate commerce and typically result in the commitment being drawn on when the underlying transaction is consummated between the customer and the third party.

The credit risk associated with commitments to extend credit and letters of credit is essentially the same as that involved with direct lending. Therefore, these agreements are subject to loan review and approval procedures and credit policies. Based upon management’s credit evaluation of the counter-party, collateral may be required as security for the agreement, including real estate, accounts receivable, inventories, and investment securities. The maximum credit risk associated with these instruments is equal to their contractual amounts, assuming that the counter-party defaults and the collateral proves to be worthless. The total contractual amounts of commitments to extend credit and letters of credit do not necessarily represent future cash requirements, since many of these agreements may expire without being drawn upon. Citizens’ commitments to extend credit and letters of credit are described in further detail in Note 16 to the Annual Consolidated Financial Statements.

Refer to Notes 1 and 17 to the Annual Consolidated Financial Statements for further discussion of derivative instruments.

Citizens has two active wholly owned trusts formed for the purpose of issuing securities which qualify as regulatory capital and are considered Variable Interest Entities (“VIEs”). Citizens is not the primary beneficiary, and consequently, the trusts are not consolidated in the consolidated financial statements. Each of the two active trusts issued trust preferred securities to investors in 2006 and 2003, with respect to which there remain $48.7 million and $25.8 million in aggregate liquidation amounts outstanding, respectively. The trust preferred securities held by these entities qualify as Tier 1 capital and are classified as “long-term debt” on the Consolidated Balance Sheets, with the associated interest expense recorded in “long-term debt” on the Consolidated Statements of Operations. The expected losses and residual returns of these entities are absorbed by the trust preferred stock holders, and consequently Citizens is not exposed to loss related to these VIEs. Refer to Note 9 to the Annual Consolidated Financial Statements for further discussion.

At December 31, 2011, the unpaid principal balance of mortgage loans serviced for others was $279.2 million. These loans are not recorded on the Annual Consolidated Financial Statements. Capitalized servicing rights relating to the serviced loans were $1.0 million at December 31, 2011.

Assets held in a fiduciary or agency capacity are not included in the Annual Consolidated Financial Statements because they are not assets of Citizens. The total assets managed or administered by Citizens at December 31, 2011, in its fiduciary or agency capacity, were $2.1 billion.

Liquidity Risk Management

Citizens monitors and manages its liquidity position so that funds will be available at a reasonable cost to meet financial commitments, to finance business expansion and to take advantage of unforeseen opportunities. Liquidity management involves projecting funding requirements and maintaining sufficient capacity to meet those needs and accommodate fluctuations in asset and liability levels due to changes in business operations or unanticipated events. Sources of liquidity include deposits and other customer-based funding, and wholesale market funding.

Citizens manages liquidity at two levels. The first level is at the Holding Company which owns the Bank. The second level is at the Bank. The management of liquidity at both levels is essential because the Holding Company and the Bank have different funding needs and sources, and are subject to certain regulatory guidelines and requirements. The Asset Liability Committee is responsible for establishing a liquidity policy, approving operating and contingency procedures, and monitoring liquidity on an ongoing basis. In order to maintain adequate liquidity through a wide range of potential operating environments and market conditions, Citizens conducts liquidity management and business activities in a manner designed to preserve and enhance funding stability, flexibility, and diversity of funding sources. Key components of this operating strategy include a strong focus on customer-based funding, maximizing secured borrowing capacity, maintaining relationships with wholesale market funding providers, and maintaining the ability to liquidate certain assets if conditions warrant.

Credit ratings by the nationally recognized statistical rating agencies are an important component of Citizens’ liquidity profile. Credit ratings relate Citizens’ ability to issue debt securities and the cost to borrow money, and should not be viewed as an indication of future stock performance or a recommendation to buy, sell, or hold securities. Among other factors, the credit ratings are based on financial strength, credit quality and concentrations in the loan portfolio, the level and volatility of earnings, capital adequacy, the quality of management, the liquidity of the balance sheet, the availability of a significant base of core deposits, and Citizens’ ability to access a broad array of wholesale funding sources. Adverse changes in these factors could result in a negative change in credit ratings and impact not only the ability to raise funds in the capital markets, but also the cost of these funds. Citizens’ credit ratings were downgraded by Moody’s Investor Service, Standard & Poor’s, Dominion Bond Rating Service, and Fitch Ratings throughout 2009 and 2010. During 2010, Standard & Poor’s and Dominion Bond Rating Service discontinued rating Citizens. In January of 2012, Fitch Ratings raised Citizens’ Long-term Issuer rating from CCC to B with a positive outlook. In February of 2012, Moody’s affirmed Citizens’ ratings and raised the rating outlook to stable. Ratings are subject to revision or withdrawal at any time and each rating should be evaluated independently of any other rating. Following the September 13, 2012 announcement of the pending merger with FirstMerit, both Moody’s and Fitch raised Citizens’ rating outlook to watch positive. Ratings are subject to revision or withdrawal at any time and each rating should be evaluated independently of any other rating. The current credit ratings for the Holding Company and the Bank, the dates on which the ratings were last issued and the outlook watch status of the ratings are displayed in the following table. An explanation of these ratings may be obtained from the respective rating agency.

Credit Ratings

Credit Ratings
	Moody’s	Fitch Ratings
Citizens Republic Bancorp (Holding Company)

Long-term Issuer	B2 (WP)	B (WP)
	9/13/2012	9/17/2012

Short-term/Commercial Paper	NP (WP)	B(WP)
	9/13/2012	9/17/2012

Trust Preferred	Caa2 (WP)	C(WP)
	9/13/2012	9/17/2012
Citizens Bank
Certificate of Deposit	Ba3 (WP)	B+(WP)
	9/13/2012	9/17/2012

Ratings Watch Action Legend: (WP) Watch Positive, (WN) Watch Negative, (WU) Watch

Uncertain, (WR) Watch Removed, (OP) Outlook Positive, (ON) Outlook Negative, (OS)

Outlook Stable, (OD) Outlook Developing

The primary sources of liquidity for the Holding Company are dividends from and returns on investment in its subsidiary and existing cash resources. Banking regulations limit the amount of dividends a financial institution may declare to a parent company in any calendar year. The Bank is subject to dividend limits under the laws of the state in which it is chartered and to the banking regulations previously discussed. Federal and national chartered financial institutions are generally allowed to make dividends or other capital distributions in an amount not exceeding the current calendar year’s net income, plus the retained net income of the preceding two years (which was negative during 2010 and 2011). Distributions in excess of this limit require prior regulatory approval. Since 2009, neither the Holding Company nor the Bank has paid any dividends. The ability to borrow funds on both a short-term and long-term basis and to sell equity securities provides an additional source of liquidity for the Holding Company. The Holding Company’s current cash available for use totaled $57.0 million as of September 30, 2012. The Holding Company’s current cash available for use totaled $55.9 million as of December 31, 2011. Citizens monitors the relationship between cash obligations and available cash resources, and believes that the Holding Company has sufficient liquidity to meet its currently anticipated short and long-term needs.

The primary source of liquidity for the Bank is customer deposits raised through the branch offices. Additional sources are wholesale borrowing, unencumbered or unpledged investment securities, access to secured borrowing at the Federal Reserve Bank of Chicago and the Federal Home Loan Bank of Indianapolis and contributions of capital from the Holding Company. Prior to its termination, the Written Agreement required prior regulatory approval for the Bank to incur, increase, or guarantee any debt. The restrictions on borrowing have not had a negative effect on liquidity and borrowings.

Citizens maintains a strong liquidity position, with substantial on- and off-balance sheet liquidity sources and very stable funding base, as of September 30, 2012, comprised of approximately 75% deposits, 9% long-term debt, 14% equity, and 2% short-term liabilities. Securities available for sale and money market investments can be sold for cash to provide additional liquidity, if necessary.

Since the first quarter of 2010, Citizens has deferred regularly scheduled quarterly interest payments on its outstanding junior subordinated debentures relating to its two trust preferred securities and suspended quarterly cash dividend payments on its fixed-rate cumulative perpetual preferred stock, Series A Preferred Stock, issued to and owned by the U.S. Department of the Treasury as part of the Treasury’s Capital Purchase Program, in each case, as permitted by the underlying documentation. Deferral of these payments, which is permitted pursuant to the underlying documentation, preserves a total of $19.5 million of cash annually, although such amounts continue to accrue. Citizens evaluates the deferral of these payments periodically and, in consultation with and subject to prior approval by its regulators, will reinstate these payments when appropriate. As of September 30, 2012, the amount of the arrearage (including interest on missed dividends) on the dividend payments of the Series A Preferred Stock is $44.2 million and the amount accrued (including interest on missed interest payments) on the subordinated debentures associated with the trust preferred securities is $13.8 million. The Holding Company is unable to pay common stock dividends or engage in common stock repurchases until the Series A Preferred Stock dividend payments and payments deferred under the trust preferred securities are no longer in arrears.

On April 19, 2012, Citizens announced that, effective April 17, 2012, the Federal Reserve Bank of Chicago and the Michigan Office of Financial and Insurance Regulation have terminated their written agreement with Citizens and its subsidiary, Citizens Bank, dated July 28, 2010.

Citizens’ long-term debt to equity ratio improved to 62.8% as of September 30, 2012 compared with 83.8% as of December 31, 2011, and 84.8% as of September 30, 2011. Changes in deposit obligations and short-term and long-term debt during the second quarter of 2012 are further discussed in the sections titled “Deposits” and “Borrowed Funds.” Citizens believes that it has sufficient liquidity to meet presently known short and long-term cash-flow requirements arising from ongoing business transactions.

Interest Rate Risk

Interest rate risk refers to the risk of loss arising from changes in market interest rates. The risk of loss can be assessed by examining the potential for adverse changes in fair values, cash flows, and future earnings resulting from changes in market interest rates. Interest rate risk on Citizens’ balance sheet consists of reprice, option, and basis risks. Reprice risk results from differences in the maturity or repricing timing of asset and liability portfolios. Option risk arises from embedded options present in many financial instruments such as loan prepayment options, deposit early withdrawal options, and interest rate options. These options allow certain of Citizens’ customers and counterparties of the investment and wholesale funding portfolios the opportunity to benefit when market interest rates change, which typically results in higher costs or lower revenues for Citizens. Basis risk results when assets and liabilities reprice at the same time but based on different market rates or indices, which can change by different amounts, resulting in a narrowing of profit spread.

The asset/liability management process seeks to insulate net interest income from large fluctuations attributable to changes in market interest rates and to maximize net interest income within acceptable levels of risk through periods of changing interest rates. Accordingly, interest rate sensitivity is monitored on an ongoing basis by its Asset Liability Committee, which oversees interest rate risk management and establishes risk measures, limits, and policy guidelines. A combination of complementary techniques is used to measure interest rate risk exposure, the distribution of risk, the level of risk over time, and the exposure to changes in certain interest rate relationships. These measures include static repricing gap analysis, simulation of earnings, and estimates of economic value of equity.

Static repricing gap analysis provides a measurement of reprice risk on the balance sheet as of a point in time. This measurement is accomplished through stratification of the rate sensitive assets and liabilities into repricing periods. The sums of assets and liabilities maturing or repricing in each of these periods are compared for mismatches within each time segment. Core deposits lacking contractual maturities or repricing frequencies are placed into repricing and maturity periods based upon historical experience. Repricing periods for assets include the effects of expected prepayments on cash flows.

Rate sensitive assets repricing within one year exceeded rate sensitive liabilities repricing within one year by $1.1 billion or 10.9% of total assets as of September 30, 2012 compared with $843.0 million or 8.9% of total assets at December 31, 2011. These results incorporate the impact of off-balance sheet derivatives and reflect interest rates consistent with September 30, 2012 levels. Rate sensitive assets repricing within one year exceeded rate sensitive liabilities repricing within one year by $843.0 million or 8.9% of total assets as of December 31, 2011 compared with $1.1 billion or 11.2% of total assets at December 31, 2010. These results incorporate the impact of off-balance sheet derivatives and reflect interest rates consistent with December 31, 2011 levels. Repricing gap analysis is limited in its ability to measure interest rate sensitivity, as embedded options can change the repricing characteristics of assets, liabilities, and off-balance sheet derivatives in different interest rate scenarios, thereby changing the repricing position from that outlined above. Further, basis risk is not captured by repricing gap analysis.

Citizens utilizes a net interest income simulation model as the primary quantitative tool in measuring the amount of interest rate risk associated with changing market rates. The model measures the impact to net interest income relative to a base case scenario of hypothetical changes in interest rates over the next 12 months. These simulations incorporate assumptions including prepayment speeds on various loan and investment assets, cash flows and maturities of financial instruments, market conditions, balance sheet growth and mix, pricing, client preferences, and Citizens’ financial capital plans. These assumptions are inherently uncertain and subject to fluctuation and revision in a dynamic environment and as a result the model cannot perfectly forecast net interest income nor exactly predict the impact of higher or lower interest rates on net interest income. Actual results will differ from simulated results due to the timing, magnitude, and frequency of balance sheet component and interest rate changes, and differences in client behavior, market conditions and management strategies, among other factors.

Net interest income simulations were performed as of September 30, 2012 to evaluate the impact of market rate changes on net interest income over the subsequent 12 months assuming expected changes in balance sheet composition over that time period. If market interest rates were to increase immediately by 100 or 200 basis points (a parallel and immediate shift of the yield curve) net interest income would be expected to increase by 0.9% and 2.1%, respectively, from what it would be if rates were to remain at September 30, 2012 levels. Net interest income simulation for 100 and 200 basis point parallel declines in market rates were not performed at September 30, 2012, as the results would not have been meaningful given the current levels of short-term market interest rates. These measurements represent similar exposure to rising interest rates as at December 31, 2011. Net interest income simulations were performed as of December 31, 2011 to evaluate the impact of market rate changes on net interest income over the subsequent 12 months assuming expected changes in balance sheet composition over that time period. If market interest rates were to increase immediately by 100 or 200 basis points (a parallel and immediate shift of the yield curve) net interest income would be expected to increase by 0.2% and 0.7%, respectively, from what it would be if rates were to remain at December 31, 2011 levels. Net interest income simulation for 100 and 200 basis point parallel declines in market rates were not performed at December 31, 2011, as the results would not have been meaningful given the current levels of short-term market interest rates. These measurements represent similar exposure to rising interest rates at December 31, 2010.

Net interest income is not only affected by the level and direction of interest rates, but also by the shape of the yield curve, pricing spreads in relation to market rates, balance sheet growth, the mix of different types of assets and liabilities, and the timing of changes in these variables. Scenarios different from those outlined above, whether different by timing, level, or a combination of factors, could produce different results.

From time to time, derivative contracts are used to help manage or hedge exposure to interest rate risk and market value risk. Citizens enters into derivative financial instruments to manage exposures that arise from business activities that result in the receipt or payment of future known and uncertain cash amounts, the value of which are determined by interest rates. Citizens’ derivative financial instruments are used to manage differences in the amount, timing, and duration of its known or expected cash receipts and expected cash payments principally related to certain variable-rate loan assets and fixed-rate borrowings. Citizens has agreements with its derivative counterparties that contain a provision where if Citizens defaults on any of its indebtedness, including a default where repayment of the indebtedness has not been accelerated by the lender, then it could also be declared in default on its derivative obligations. Citizens also has agreements with certain of its derivative counterparties that contain a provision where if it fails to maintain its status as a well or adequately capitalized institution, then the counterparty could terminate the derivative positions and Citizens would be required to settle its obligations under the agreements. Citizens has agreements with certain of its derivative counterparties containing provisions that require its debt to maintain an investment grade credit rating. Although Citizens was not in compliance at December 31, 2011, the value required to be paid under these agreements at that date if the counterparties had exercised their rights to terminate was not material. Further discussion of derivative instruments is included in Note 17 to the Annual Consolidated Financial Statements.

Critical Accounting Policies

Citizens’ Annual Consolidated Financial Statements are prepared in accordance with GAAP and follow general practices within the industry in which it operates. Application of these principles requires management to make estimates, assumptions, and complex judgments that affect the amounts reported in the financial statements and accompanying notes. These estimates, assumptions and judgments are based on information available as of the date of the financial statements. Accordingly, as this information changes, the financial statements could reflect different estimates, assumptions and judgments. Actual results could differ significantly from those estimates. Certain policies inherently have a greater reliance on the use of estimates, assumptions, and judgments and as such, have a greater possibility of producing results that could be materially different than originally reported. Estimates that are particularly susceptible to significant change include the determination of the allowance for loan losses, goodwill, fair value measurements, pension and postretirement benefits, and income taxes. Citizens believes that these estimates and the related policies discussed below are important to the portrayal of its financial condition and results of operations. Therefore, management considers them to be critical accounting policies and discusses them directly with the Audit Committee of the Board of Directors. Citizens’ significant accounting policies are more fully described in Note 1 to the Annual Consolidated Financial Statements.

Allowance for Loan Losses

The allowance for loan losses represents Citizens’ estimate of probable losses inherent in the loan portfolio, the largest asset category on the consolidated balance sheet. Determining the amount of the allowance for loan losses is considered a critical accounting policy because it requires significant judgment and the evaluation of numerous factors including: the ongoing review and grading of the loan portfolio, consideration of past Citizens’ and relevant banking industry loan loss experience, trends in past due and nonperforming loans, risk characteristics of the various classifications of loans, existing economic conditions, the fair value of underlying collateral, the size and diversity of individual large credits, and other qualitative and quantitative factors which could affect probable credit losses. Other considerations include the use of estimates related to the amount and timing of expected future cash flows on impaired loans, estimated losses on pools of homogeneous loans based on Citizens’ historical loss experience and additional qualitative factors for various issues. Additionally, an allocation of reserves is established for special situations that are unique to the measurement period with consideration of current economic trends and conditions. Because current economic conditions can change and future events are inherently difficult to predict, the anticipated amount of estimated loan losses, and therefore the adequacy of the allowance, could change significantly.

Citizens’ allowance for loan loss methodology is based on GAAP and SEC guidance. Portions of the allowance may be allocated for specific credits; however, the entire allowance is available for any credit that, in management’s judgment, should be charged off. While management utilizes its best judgment and information available, the ultimate adequacy of the allowance is dependent upon a variety of factors beyond Citizens’ control, including the performance of the loan portfolio, the economy, changes in interest rates and the view of the regulatory authorities toward loan classifications. Refer to “Line of Business Results For the Nine Months Ended September 30, 2012” under the caption “Allowance for Loan Losses” and “Line of Business Results for Years Ended December 31, 2011, December 31, 2010 and December 31, 2009” under the caption “Allowance for Loan Losses” for further details of the risk factors considered by management in estimating the necessary level of the allowance for loan losses.

Citizens’ allowance for loan losses consists of three elements: (i) specific allocated allowances based on probable losses on specific commercial or commercial real estate loans, restructured residential mortgage or consumer loans; (ii) risk allocated allowance which is comprised of several loan pool valuation allowances based on Citizens’ historical quantitative loan loss experience for similar loans with similar risk characteristics, including additional qualitative risks determined by the judgment of management; and (iii) general valuation allowances based on existing regional and local economic factors, including deterioration in commercial and residential real estate values, a macroeconomic adjustment factor used to calibrate for the current economic cycle, and other judgmental factors supported by qualitative documentation such as the inherent imprecision of loan loss projection models.

Specific allocated allowances are established in cases where management has identified significant conditions or circumstances related to a credit that management believes indicate it is probable that Citizens will be unable to collect all amounts due according to the contractual terms of the loan. The specific allocated allowance is based on probable losses on specific commercial and industrial or commercial real estate loans as well as impairment on TDRs. The allowance allocated to nonperforming commercial loans is typically based on the underlying collateral’s appraised value, updated at least annually, less management’s estimates of cost to sell. Appraisals or broker’s price opinions are obtained more frequently if changes in the property or market conditions warrant. Deterioration in individual asset values, underlying commercial loans, evidenced by refreshed appraisals, is reflected in the specific allocated allowance for commercial nonperforming loans. TDRs are evaluated for impairment under specific allocated reserve guidance.

Citizens’ risk allocated allowance, which is comprised of several loan pool valuation allowances is calculated based on historical data with additional qualitative risk determined by the judgment of management. Qualitative factors, both internal and external, considered by management include: (i) the experience, ability and effectiveness of Citizens’ lending management and staff; (ii) the effectiveness of loan policies, procedures and internal controls; (iii) changes in asset quality; (iv) changes in loan portfolio volume; (v) the composition and concentrations of credit; (vi) the impact of competition on loan structuring and pricing; (vii) the effectiveness of the internal loan review function; (viii) the impact of environmental risks on the portfolio (ix) the impact of rising interest rates on the portfolio and (x) the impact of loan modification programs. Citizens evaluates the degree of risk that these components have on the quality of the loan portfolio on a quarterly basis. Based upon Citizens’ analysis, appropriate estimates for qualitative risks are established. Included in the qualitative valuations are allocations for groups of similar loans with risk characteristics that exceed certain concentration limits. Concentration risk guidelines have been established, among other things, for certain industry concentrations, large balance and highly leveraged credit relationships, and loans originated with policy exceptions. Allowances for qualitative factors may also include estimates of inherent but undetected losses within the portfolio due to uncertainties in economic conditions, delays in obtaining information, including unfavorable information about a borrower’s financial condition, the difficulty in identifying triggering events that correlate perfectly to subsequent loss rates, and risk factors that have not yet manifested themselves in loss allocation factors. The historical losses used may not be representative of actual losses inherent in the portfolio that have not yet been realized.

The general valuation allowance is based on management’s estimate of the effect of current general economic conditions on current loan pools and the inherent imprecision in loan loss projection models. The uncertainty surrounding the strength and timing of economic cycles, including concerns over the effects of the prolonged economic downturn, also affect the estimates of loss.

Continuous credit monitoring processes and the analysis of loss components are the principal methods relied upon by management to ensure that changes in estimated credit loss levels are reflected in Citizens’ allowance for loan losses on a timely basis. Citizens utilizes regulatory guidance and its own experience in this analysis. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the allowance for loan losses. Such agencies may require additions to the allowance based on their judgment on information available to them at the time of their examination.

Actual loss ratios experienced in the future may vary from those projected. In the event that management overestimates future cash flows or underestimates losses on loan pools, Citizens may be required to increase the allowance for loan losses through the provision for loan losses, which would have a negative impact on the results of operations in the period in which the increase occurred. Note 1 to the Annual Consolidated Financial Statements describes the methodology used to determine the allowance for loan losses, and a discussion of the factors driving changes in the amount of the allowance for loan losses is included in “Line of Business Results For the Nine Months Ended September 30, 2012” under the caption “Allowance for Loan Losses” and “Line of Business Results for Years Ended December 31, 2011, December 31, 2010 and December 31, 2009” under the caption “Allowance for Loan Losses.”

Goodwill

Goodwill arises from business acquisitions and is initially measured as the excess of the cost of the acquired business over the sum of the amounts assigned to assets acquired less liabilities assumed. Citizens’ goodwill, which resides almost entirely in the Regional Banking reporting unit, is evaluated at least annually for impairment. Citizens performs this annual test on its major reporting units (which are equivalent to Citizens’ lines of business) as of October 1 of each year. Goodwill impairment analyses are performed on a more frequent basis if events or circumstances indicate that it is more likely than not that the fair values of the reporting units are below their respective carrying amounts. Such events could include a significant adverse change in legal factors or in the business climate, an adverse action by a regulator, an unanticipated change in the competitive environment, an unanticipated loss of key employees, a decision to change the operations or dispose of a reporting unit, cash or operating losses, significant revisions to forecasts, or a long-term negative outlook for the industry.

In Step 1 of the test, Citizens estimates the fair value of the reporting units using discounted cash flow models derived from internal earnings forecasts. The primary assumptions used by Citizens include ten-year earnings forecasts, terminal values based on estimated future growth rates, and discount rates based on capital asset pricing models. A Step 1 analysis is prepared for each reporting unit, including those without goodwill, in order to analyze the implied control premium, which measures the difference between the combined estimated fair value of Citizens’ reporting units calculated in Step 1 and total market value. If the carrying amount of a reporting unit exceeds its estimated fair value, Step 2 is required for those reporting units that have goodwill to measure the amount of impairment, if any.

In Step 2 of the test, if necessary, Citizens estimates the fair value of a reporting unit’s assets and liabilities in the same manner as if a purchase of the reporting unit was taking place using exit pricing, which includes estimating the fair value of other implied intangibles. Any excess of this hypothetical purchase price over the fair value of the reporting unit’s net assets (excluding goodwill) represents the implied fair value of the goodwill. If the implied fair value of goodwill calculated in Step 2 is less than the carrying amount of goodwill, an impairment loss is charged to noninterest expense to reduce the carrying amount to the implied fair value. The write down cannot exceed the carrying amount and goodwill cannot be adjusted upward for any subsequent reversal of previously recognized goodwill write downs.

The recorded balance of goodwill has not changed for 2011 and 2010. The annual impairment test conducted as of October 1, 2011 indicated that the estimated fair values of the Regional Banking and Wealth Management reporting units exceeded their carrying values by 15% and 133%, respectively. Therefore, goodwill allocated to each reporting unit was considered not to be impaired and performance of Step 2 in goodwill impairment testing was unnecessary. In estimating the fair value of the reporting units in the annual test discount rates were approximately 13%. The discount rate was estimated based on a capital asset pricing model, which considered the risk-free rate (20-year Treasury Bonds), market-risk premium, equity risk premium, and a size premium. Simulations were performed to evaluate the impact of discount rate changes on the estimated fair value of the Regional Banking and Wealth Management reporting units. If the discount rate was to increase by 100 or 200 basis points, the estimated fair value for Regional Banking would be expected to decrease by 13% ($85.9 million) and 24% ($156.1 million), respectively. By increasing the discount rate by 200 basis points, the carrying amount of Regional Banking would exceed its fair value, which would require Step 2 of the goodwill impairment test to be performed on Regional Banking to measure the amount of impairment loss, if any. If the discount rate was to increase by 100 or 200 basis points, the estimated fair value of Wealth Management would be expected to decrease by 8% ($4.4 million) and 15% ($8.1 million), respectively. Simulations for 100 and 200 basis point decreases in the discount rate were not performed as the results would increase the estimated fair value of equity. Citizens performed a review of events or circumstances that would require an additional analysis as of December 31, 2011. Citizens determined that no events or circumstances existed which indicated the need for an additional impairment test.

Citizens’ management believes that the estimates and assumptions used in its goodwill impairment analyses are reasonable. Further deterioration in the outlook for credit quality, changes in the value of the loan or deposit portfolios, or increases in the discount rates could have a material impact on future goodwill impairment testing results. Due to the ongoing uncertainty regarding market conditions, which may negatively impact the performance of the Regional Banking line of business, Citizens will continue to monitor the goodwill impairment indicators and perform additional interim tests, if necessary. Since this evaluation process requires Citizens to make estimates and assumptions with regard to the fair value of its reporting units, actual values may differ significantly from these estimates. Such differences could result in future impairment of goodwill that would, in turn, negatively impact Citizens’ results of operations and the business segments where the goodwill is recorded. For more information on goodwill, see Note 6 to the Annual Consolidated Financial Statements.

Fair Value Measurements

Fair value is defined as the exit price in the principal market (or, if lacking a principal market, the most advantageous market) in which Citizens would complete a transaction. Fair value is based on management’s best estimate of the assumptions market participants would use when pricing an asset or liability and a fair value hierarchy that prioritizes the information used to develop those assumptions. The fair value hierarchy gives the highest priority to quoted prices in active markets and the lowest priority to unobservable data. Citizens bases fair values on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. For assets and liabilities recorded at fair value, it is Citizens’ policy to maximize the use of observable inputs and minimize the use of unobservable inputs when developing fair value measurements.

A number of valuation techniques are used to determine the fair value of assets and liabilities in Citizens’ financial statements. These include quoted market prices for securities, interest rate swap valuations based upon the modeling of termination values adjusted for credit spreads with counterparties and appraisals of real estate from independent licensed appraisers, among other valuation techniques. Fair value measurement for investment securities is based upon quoted prices for similar assets, if available, or matrix pricing models. Matrix pricing is a mathematical technique widely used in the banking industry to value debt securities without relying exclusively on quoted market prices for the specific securities but rather by relying on the securities’ relationship to other benchmark quoted prices. The securities in the investment portfolio are priced by independent providers. These providers utilize pricing models that vary by asset class and incorporate available trade, bid and other market information and for structured securities, cash flow and, when available, loan performance data. Because many fixed income securities do not trade on a daily basis, the pricing applications apply available information as applicable through processes such as benchmark curves, benchmarking of like securities, sector groupings, and matrix pricing. In addition, model processes to assess interest rate impact and develop prepayment scenarios are used. The impact of unobservable inputs and proprietary models are not material to the determination of fair values of these securities. In obtaining such valuation information from third parties, Citizens has evaluated their valuation methodologies used to develop the fair values in order to determine whether such valuations are representative of an exit price in Citizens’ principal markets. Further, Citizens completes a comparison of the fair value estimates quarterly by validating the data received to data provided by a separate third party. In order to then evaluate reasonableness of the market data, Citizens also independently prices a sampling of securities using data from an independent source. Should Citizens find variances, the prices are then challenged and prices are adjusted accordingly. To date, there have been no significant findings or adjustments made by Citizens. Citizens’ principal markets for its securities portfolios are the secondary institutional markets, with an exit price that is predominantly reflective of bid level pricing in those markets.

Fair value measurements for assets and liabilities where there exists limited or no observable market data are based primarily upon estimates which require significant judgment, and are often calculated based on the economic and competitive environment, the characteristics of the asset or liability and other factors. Therefore, the results cannot be determined with precision and may not be realized in an actual sale or immediate settlement of the asset or liability. Additionally, there are inherent weaknesses in any calculation technique, and changes in the underlying assumptions used, including discount rates and estimates of future cash flows, could significantly affect the results of current or future values. The fair value when the market for an asset is not active is the price that would be received to sell the asset in an orderly transaction and considers additional factors for determining whether there has been a significant decrease in market activity for an asset when the market for that asset is not active. Significant changes in the aggregate fair value of assets and liabilities required to be measured at fair value or for impairment will be recognized in the income statement. If an impairment is determined, it could limit the ability of Citizens Bank to pay dividends or make other payments to the Holding Company.

Pension and Postretirement Benefits

Pension liabilities are established and pension costs are charged to current operations based on actuarially determined present value calculations. The valuation of the pension obligation and net periodic pension expense is considered critical as it requires management to make estimates regarding the amount and timing of expected future cash outflows including assumptions about employee mortality, assumed return on cash balances, assumed discount rate used to determine the current benefit obligation, and the long-term rate of return expected on plan assets. The long-term rate of return expected on plan assets is finalized after considering long-term returns in the general market, long-term returns experienced by the assets in the plan, and projected plan expenses. The assets are invested in certain investment funds administered by a third party. Citizens reviews its pension plan assumptions on an annual basis with an actuarial consultant to determine if the assumptions are reasonable and adjusts the assumptions to reflect changes in expectations. If Citizens were to determine that more conservative assumptions were necessary, costs would likely increase and have a negative impact on results of operations in the period in which the increase occurred.

The assumed future earnings on cash balance pension plan accounts were reduced from 4.75% for 2010 to 4.50% for 2011, which reflects the current rate environment, and will cause a slight decrease in pension expense for future periods. The determination of the discount rate used for calculating pension benefit and postretirement benefit obligations was based on a cash flow matching method. A spot yield curve for high quality finance bonds rated A or better was converted to zero coupon equivalent bond rates. These zero coupon bond rates were matched to the actuarially determined benefit obligation annual cash flows. The resulting single discount rate was rounded to a 25 basis point increment. Based on this methodology, the discount rate used for the pension obligation decreased to 4.50% at the end of 2011 from 5.00% and 5.75% at the end of 2010 and 2009, respectively, resulting in an increase to the associated liability for 2011. The discount rate used for the postretirement healthcare obligation as well as the supplemental pension benefit plans decreased to 4.00% at the end of 2011 from 4.50% and 5.25% at the end of 2010 and 2009, respectively, also resulting in an increase to the associated liabilities. Rates are set at the end of each year for use in determining the following year’s expense.

Citizens has recognized the funded status (i.e. the difference between the fair value of plan assets and the projected benefit obligations) of its pension plan in the consolidated balance sheet, with a corresponding adjustment to accumulated other comprehensive income, net of tax. The adjustment to accumulated other comprehensive income represents the net unrecognized actuarial losses and unrecognized prior service costs that will be subsequently recognized as net periodic pension cost pursuant to Citizens’ historical accounting policy for amortizing such amounts. Further, actuarial gains and losses that arise in subsequent periods and are not recognized as net periodic pension cost in the same periods will be recognized as a component of other comprehensive income. Those amounts will be subsequently recognized as a component of net periodic pension cost. Note 11 to the Annual Consolidated Financial Statements provides further discussion of the accounting for Citizens’ employee benefit plans and the estimates used in determining the actuarial present value of the benefit obligations and the net periodic pension expense.

Income Taxes

Income tax liabilities or assets are established for the amount of taxes payable or refundable for the current year. Deferred tax liabilities and assets are also established for the future tax consequences of events that have been recognized in Citizens’ financial statements or tax returns. A deferred tax liability or asset is recognized for the estimated future tax effects attributable to temporary differences and deductions that can be carried forward (used) in future years. Citizens assesses whether a valuation allowance should be established against its deferred tax assets based on the consideration of all available evidence using a “more likely than not” standard. In making such judgments, significant weight is given to evidence that can be objectively verified. For example, a cumulative loss in recent years is significant negative evidence in considering whether deferred tax assets are realizable and also restricts the amount of evidence on projections of future taxable income to support the recovery of deferred tax assets. As of December 31, 2011, Citizens held a $311.5 million valuation allowance. Despite the valuation allowance, these assets remain available to potentially offset future taxable income.

The valuation of current and deferred tax liabilities and assets is considered critical as it requires management to make estimates based on provisions of the enacted tax laws and other future events. The assessment of tax assets and liabilities involves the use of estimates, assumptions, interpretations, and judgments concerning certain accounting pronouncements and federal and state tax codes. There can be no assurance that future events, such as court decisions or positions of federal and state taxing authorities, will not differ from management’s current assessment, the impact of which could be significant to the consolidated results of operations and reported earnings. Citizens believes its tax assets and liabilities are properly recorded in the consolidated financial statements. For more information regarding income tax accounting, see Notes 1 and 13 to the Annual Consolidated Financial Statements.

Recent Accounting Pronouncements

Note 1 to the Annual Consolidated Financial Statements discusses new accounting policies adopted by Citizens during 2011 and 2010 and the expected impact of accounting policies recently issued or proposed but not yet required to be adopted. To the extent the adoption of new accounting standards materially affects Citizens’ financial condition, results of operations or liquidity, the impact is discussed elsewhere in “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

DESCRIPTION OF FIRSTMERIT CAPITAL STOCK

As a result of the merger, Citizens shareholders who receive shares of FirstMerit common stock in the merger will become shareholders of FirstMerit. Your rights as shareholders of FirstMerit will be governed by Ohio law, the FirstMerit articles of incorporation and the FirstMerit regulations. The following description of the material terms of FirstMerit’s capital stock, including the common stock to be issued in the merger, reflects the anticipated state of affairs upon completion of the merger. The following summary of FirstMerit capital stock is not complete and is qualified by reference to the FirstMerit articles of incorporation and to the FirstMerit regulations. You are urged to read the applicable provisions of Ohio law, the FirstMerit articles of incorporation and the FirstMerit regulations and U.S. federal law governing bank holding companies carefully and in their entirety.

Authorized and Outstanding Capital Stock

Pursuant to its articles of incorporation, FirstMerit has authorized for issuance 300,000,000 common shares and 7,000,000 preferred shares, which may be issued and sold without further shareholder action provided that the issuance and sale is made in compliance with FirstMerit’s articles of incorporation and regulations and with Ohio law. As of [                    ], 2012 there were [            ] shares of FirstMerit common stock issued and outstanding and no shares of preferred stock issued and outstanding.

Terms of Preferred Shares

Designation

All FirstMerit preferred shares must be of equal rank and must be identical except in respect to the particulars as may be fixed and determined by the FirstMerit board of directors, and each share of each series shall be identical in all respects with all other shares of such series, except as to the date from which dividends are cumulative.

The FirstMerit board of directors is authorized in respect of any unissued FirstMerit preferred shares to fix or change:

•

The division of such shares into series, the designation of each series (which may be by distinguishing number, letter or title) and the authorized number of shares in each series, which number may be increased (except where otherwise provided by the FirstMerit board of directors in creating the series) or decreased (but not below the number of shares thereof outstanding) by like action of the board of directors;

•	The annual dividend rates of each series;

•	The dates at which dividends, if declared, shall be payable;

•	The redemption rights and price or prices, if any, for shares of the series;

•	The terms and amounts of any sinking fund provided for the purchase or redemption of shares of the series;

•	The amounts payable on shares of the series in the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of FirstMerit;

•

Whether the shares of the series shall be convertible into FirstMerit common shares and, if so, the conversion price or prices and the adjustments thereof, if any, and all other terms and conditions upon which such conversion may be made;

•	Restrictions on the issuance of shares of the same series or of any other class or series;

•	The voting rights attributable to each issued series of FirstMerit preferred shares, if any, subject to the limitations set forth below; and

•	The right to elect up to two additional directors, and the terms and conditions upon which such rights vest.

Dividends and Distributions

The holders of FirstMerit preferred shares of each series shall be entitled to receive out of any funds legally available for FirstMerit preferred shares as and when declared by the FirstMerit board of directors, dividends in cash at the rate for such series fixed by the board of directors, payable quarterly on the dates fixed for such series. Such dividends shall be cumulative, in the case of shares of each particular series, from and after the date of issuance thereof. No dividends may be paid or declared or set apart for any of the FirstMerit preferred shares for any quarterly dividend period unless at the same time a like proportionate dividend for the same quarterly dividend period, ratably in proportion to the respective annual dividend rates fixed therefor, shall be paid upon or declared or set apart for all FirstMerit preferred shares, of all series then issued and outstanding and entitled to receive such dividend.

Certain Restrictions

In no event, so long as any FirstMerit preferred shares are outstanding, shall any dividends, except a dividend payable in FirstMerit common shares, be paid or declared or any distribution be made, except as aforesaid, on the FirstMerit common shares, nor shall any FirstMerit common shares be purchased, retired or otherwise acquired by FirstMerit:

•

Unless all accrued and unpaid dividends on the FirstMerit preferred shares, including the full dividends for the current quarterly dividend period, have been declared and paid, or a sum sufficient for payment thereof set apart; and

•

Unless there are no arrearages with respect to the redemption of FirstMerit preferred shares of any series from any sinking fund provided for shares of such series by the FirstMerit board of directors.

Liquidation, Dissolution or Winding Up

The holders of FirstMerit preferred shares of any series shall, in the case of a voluntary or involuntary liquidation, dissolution or winding up of the affairs of FirstMerit, be entitled to receive in full out of the assets of FirstMerit, including its capital, before any amount shall be paid or distributed among the holders of the FirstMerit common shares, the amounts fixed with respect to shares of such series in accordance with the decision of the FirstMerit board of directors, plus an amount equal to all dividends accrued and unpaid thereon to the date of payment of the amounts due pursuant to such liquidation, dissolution or winding up of the affairs of FirstMerit.

The merger or consolidation of FirstMerit into or with any other corporation, or the merger of any other corporation into it, or the sale, lease or conveyance of all or substantially all the property of FirstMerit, shall not be deemed to be a dissolution, liquidation or winding up, voluntary or involuntary.

Voting Rights

No series of FirstMerit preferred shares may be issued with voting rights in excess of one vote per share. The aggregate of all additional directors that may be elected by all series of FirstMerit preferred shares may not exceed two.

Terms of Common Shares

Voting Rights

Cumulative Voting and Preemptive Rights. Each holder of FirstMerit common shares has the right to cast one vote for each share owned on all matters submitted to a vote of shareholders. No holder of FirstMerit common shares is entitled to the right of cumulative voting in the election of directors. The FirstMerit articles of incorporation provide that no holder of shares of any class of capital stock is entitled to preemptive rights.

Director Nominations. Any shareholder who determines to nominate a person for election as a director must deliver written notice to the Secretary of FirstMerit not later than: (1) with respect to an election to be held at an annual meeting of shareholders for the election of directors, 90 days in advance of such meeting; and (2) with respect to such an election to be held at a special meeting of shareholders, the close of business on the seventh day following the date on which notice of such meeting is first given to shareholders. The notice must set forth specific information regarding the nominating shareholder and nominee, and must be accompanied by a consent of the nominee to serve as a director if so elected. The chairman of the meeting may refuse to acknowledge the nomination of any person not made in compliance with this procedure.

Special Meetings. A special meeting of shareholders of FirstMerit can be called by the president, by the board of directors acting at a meeting, by a majority of the board when not in a meeting, or by shareholder(s) owning one-half or more of the outstanding FirstMerit common shares.

Action Without a Meeting. The Ohio Revised Code provides that any shareholder action to be taken by written consent without a meeting must be done unanimously. However, pursuant to the terms of the FirstMerit regulations, the regulations may be amended or new regulations may be adopted by the shareholders without a meeting by written consent of the holders of shares entitling them to exercise a majority of the voting power of FirstMerit on such proposal.

Mergers, Consolidations, Dissolutions, Combinations and Other Transactions. Subject to the provisions discussed in “— Anti-Takeover Statutes” below, Ohio law requires a merger, consolidation, dissolution, disposition of all or substantially all of a corporation’s assets, and a “majority share acquisition” or “combination” involving issuance of shares with one-sixth or more of the voting power of the corporation be adopted by the affirmative vote of the holders of shares entitled to exercise at least two-thirds of the voting power of the corporation on such proposal, unless the articles of incorporation specify a different proportion (but not less than a majority). Adoption by the affirmative vote of the holders of two-thirds of any class of shares, unless otherwise provided in the articles, may also be required if the rights of holders of that class are affected in certain respects by the merger or consolidation.

The FirstMerit articles of incorporation modify such voting requirements. Article Seventh of the FirstMerit articles of incorporation currently provides that, notwithstanding the above provisions of Ohio law generally requiring the affirmative vote of the holders of shares entitled to exercise at least two-thirds of the voting power of a corporation, such matters may be approved by the affirmative vote of a majority of the voting power of FirstMerit, as represented by a majority of the outstanding voting shares of each class of FirstMerit common shares entitled to vote as a class.

Amendment to Corporate Governance Documents. Pursuant to the provisions of the FirstMerit articles of incorporation, the articles may be amended by shareholders holding a majority of the voting power of FirstMerit at a meeting held for such purposes. The FirstMerit regulations provide for amendment by shareholders holding a majority of the voting power at a meeting, or without a meeting by written consent, of the shareholders entitled to exercise a majority of the voting power of FirstMerit on such proposal. Directors may amend the code of regulations of an Ohio corporation only to the extent permitted or provided by a corporation’s regulations, but the FirstMerit regulations do not so permit or provide.

Directors

Number; Classification. The FirstMerit regulations presently provide that the number of directors may be fixed or changed at a meeting of the shareholders called for the purpose of electing directors at which a quorum is present, or by the board of directors by the affirmative vote of at least two-thirds of the authorized number of directors, but in no event shall the number of directors exceed fifteen or be less than nine without the approval of the holders of shares entitling them to exercise a majority of the voting power of FirstMerit. Subject to the foregoing, the number of directors currently is thirteen. A director need not be a shareholder of FirstMerit.

Nominations. Nominations for the election of directors may be made by the FirstMerit board of directors or by any shareholder entitled to vote in the election of directors. However, any shareholder entitled to vote in the election of directors at a meeting may nominate a director only if written notice of such shareholder’s intent to make such nomination or nominations has been given, either by personal delivery or by U.S. mail, postage prepaid, to the Secretary of FirstMerit not later than: (1) with respect to an election to be held at an annual meeting of shareholders, 90 days in advance of the date established by the FirstMerit regulations for the holding of such meeting; and (2) with respect to an election to be held at a special meeting of shareholders for the election of directors, the close of business on the seventh day following the date on which notice of such meeting is first given to shareholders. Each such notice shall set forth: (a) the name and address of the shareholder who intends to make the nomination and of the person or persons to be nominated; (b) a representation that the shareholder is a holder of record of common shares of FirstMerit entitled to vote at such meeting and intends to appear in person or by proxy at the meeting to nominate the person or persons specified in the notice; (c) a description of all arrangements or understandings between the shareholder and each nominee and any other person or persons (naming such person or persons) pursuant to which the nomination or nominations are to be made by the shareholder; (d) such other information regarding each nominee proposed by such shareholder as would be required to be included in a proxy statement filed pursuant to the proxy rules of the SEC had the nominee been nominated, or intended to be nominated, by the board of directors; and (e) the consent of each nominee to serve as a director of FirstMerit if so elected. The chairman of the meeting may refuse to acknowledge the nomination of any person not made in compliance with the foregoing procedure.

Removal; Vacancy. A director may be removed with or without cause during the term of office for which he or she was elected by shareholders by a vote of the holders of a majority of the voting power entitling them to elect directors in place of those to be removed. The FirstMerit regulations provide that vacancies in the FirstMerit board of directors, whether occurring by reason of a resignation or otherwise, may be filled by the board of directors acting by a vote of a majority of directors then in office, even if less than a quorum.

Indemnification, Insurance and Limitation of Director Liability. Under Ohio law, Ohio corporations are authorized to indemnify directors, officers, employees and agents within prescribed limits and must indemnify them under certain circumstances. Ohio law does not provide statutory authorization for a corporation to indemnify directors, officers, employees and agents for settlements, fines or judgments in the context of derivative suits. It provides, however, that directors (but not officers, employees and agents) are entitled to mandatory advancement of expenses, including attorneys’ fees, incurred in defending any action, including derivative actions, brought against the director, provided the director agrees to cooperate with the corporation concerning the matter and to repay the amount advanced if it is proved by clear and convincing evidence that his act or failure to act was done with deliberate intent to cause injury to the corporation or with reckless disregard for the corporation’s best interests.

Ohio law does not authorize payment of expenses or judgments to a director, officer, employee or agent after a finding of negligence or misconduct in a derivative suit absent a court order. Indemnification is required, however, to the extent such person succeeds on the merits. In all other cases, if a director, officer, employee or agent acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, indemnification is discretionary except as otherwise provided by a corporation’s articles or code of regulations or by contract and except with respect to the advancement of expenses of directors.

Under Ohio law, a director is not liable for monetary damages unless it is proved by clear and convincing evidence that his action or failure to act was undertaken with deliberate intent to cause injury to the corporation or with reckless disregard for the best interests of the corporation. There is, however, no comparable provision limiting the liability of officers, employees or agents of a corporation. The statutory right to indemnification is not exclusive in Ohio, and Ohio corporations may, among other things, procure insurance for such persons.

The FirstMerit articles provide that FirstMerit may indemnify to the fullest extent permitted by law any person made or threatened to be made a party to any action, suit or proceeding by reason of the fact that he is or was a director, officer, employee or agent of FirstMerit, or of any other corporation or organization for which he was serving as a director, officer, employee or agent at the request of FirstMerit.

FirstMerit has entered into indemnification agreements with each of its directors and executive officers and has acquired insurance for its obligations to provide indemnification to its officers and directors.

Anti-Takeover Statutes

Ohio Control Share Acquisition Act. The Ohio Control Share Acquisition Act (the “Acquisition Act”) provides that certain notice and informational filings, and special shareholder meeting and voting procedures, must be followed prior to consummation of a proposed “control share acquisition,” which is defined as any acquisition of an issuer’s shares which would entitle the acquirer, immediately after such acquisition, directly or indirectly, to exercise or direct the exercise of voting power of the issuer in the election of directors within any of the following ranges of such voting power: (1) one-fifth or more but less than one-third of such voting power; (2) one-third or more but less than a majority of such voting power; or (3) a majority or more of such voting power.

The Acquisition Act does not apply to a corporation if its articles of incorporation or code of regulations so provide. FirstMerit has opted out of the Acquisition Act.

Ohio Merger Moratorium Statute. The Ohio Merger Moratorium Statute (the “Merger Moratorium Act”) prohibits certain business combinations and transactions between an “issuing public corporation” and a beneficial owner of 10% or more of the shares of the corporation (an “interested shareholder”) for at least three years after the interested shareholder attains 10% ownership, unless the board of directors of the issuing public corporation approves the transaction before the interested shareholder attains 10% ownership. An “issuing public corporation” is defined as an Ohio corporation with 50 or more shareholders that has its principal place of business, principal executive offices, or substantial assets within the State of Ohio, and as to which no close corporation agreement exists. Examples of transactions regulated by the Merger Moratorium Act include the disposition of assets, mergers and consolidations, voluntary dissolutions, and the transfer of shares (“Moratorium Transactions”).

Subsequent to the three-year period, a Moratorium Transaction may take place provided that certain conditions are satisfied, including: (1) the board of directors approves the transaction; (2) the transaction is approved by the holders of shares with at least two-thirds of the voting power of the corporation (or a different proportion set forth in the articles of incorporation), including at least a majority of the outstanding shares after excluding shares controlled by the interested shareholder; or (3) the business combination results in shareholders, other than the interested shareholder, receiving a fair price plus interest for their shares. The Merger Moratorium Act is applicable to all corporations formed under Ohio law, but a corporation may elect not to be covered by the Merger Moratorium Act, or subsequently elect to be covered, with an appropriate amendment to its articles of incorporation. FirstMerit has not taken any such corporate action to opt out of the Merger Moratorium Act.

Ohio “Anti-Greenmail” Statute. Pursuant to the Ohio “Anti-Greenmail” Statute (the “Anti-Greenmail Statute”), a public corporation formed in Ohio may recover profits that a shareholder makes from the sale of the corporation’s securities within 18 months after making a proposal to acquire control or publicly disclosing the possibility of a proposal to acquire control. The corporation may not, however, recover from a person who proves either: (1) that his sole purpose in making the proposal was to succeed in acquiring control of the corporation and there were reasonable grounds to believe that he would acquire control of the corporation; or (2) that his purpose was not to increase any profit or decrease any loss in the stock. Also, before the corporation may obtain any recovery, the aggregate amount of the profit realized by such person must exceed $250,000. Any shareholder may bring an action on behalf of a corporation if the corporation refuses to bring an action to recover these profits. The party bringing such an action may recover his attorneys’ fees if the court having jurisdiction over such action orders recovery of any profits. An Ohio corporation may elect not to be covered by the Anti-Greenmail Statute with an appropriate amendment to its articles of incorporation, but FirstMerit has not taken any such corporate action to opt out of the statute.

Control Bid Provisions of the Ohio Securities Act. Ohio law further requires that any offeror making a control bid for any securities of a “subject company” pursuant to a tender offer must file information specified in the Ohio Securities Act with the Ohio Division of Securities when the bid commences. The Ohio Division of Securities must then decide whether it will suspend the bid under the statute. If it does so, it must make a determination within three calendar days after the hearing has been completed and no later than 14 calendar days after the date on which the suspension is imposed. For this purpose, a “control bid” is the purchase of, or an offer to purchase, any equity security of a subject company from a resident of Ohio that would, in general, result in the offeror acquiring 10% or more of the outstanding shares of such company. A “subject company” includes any company with both: (1) its principal place of business or principal executive office in Ohio or assets located in Ohio with a fair market value of at least $1,000,000; and (2) more than 10% of its record or beneficial equity security holders are resident in Ohio, more than 10% of its equity securities are owned of record or beneficially by Ohio residents, or more than 1,000 of its record or beneficial equity security holders are resident in Ohio.

Bank Holding Company Act. The Bank Holding Company Act requires the prior approval of the Board of Governors of the Federal Reserve System in any case where a bank holding company proposes to acquire direct or indirect ownership or control of more than 5% of the voting shares of any bank that is not already majority-owned by it, to acquire all or substantially all of the assets of another bank or bank holding company, or to merge or consolidate with any other bank holding company.

Dividends

An Ohio corporation may pay dividends out of surplus, however created, but must notify its shareholders if a dividend is paid out of capital surplus. The ability of FirstMerit to pay dividends to its shareholders is largely dependent on the amount of dividends which may be declared and paid to it by its subsidiaries. There are a number of statutory and regulatory requirements applicable to the payment of dividends by banks, savings associations and bank holding companies and there are certain contractual obligations that may limit FirstMerit’s ability to pay dividends on its common shares.

Transfer Agent

FirstMerit’s transfer agent is American Stock Transfer & Trust Company, 6201 15th Avenue, Brooklyn, New York 11219; telephone number (800) 937-5449.

COMPARISON OF SHAREHOLDERS’ RIGHTS

FirstMerit is incorporated in Ohio and Citizens is incorporated in Michigan. Your rights as a Citizens shareholder are governed by the Michigan Compiled Laws, the Citizens restated articles and the Citizens bylaws. Upon completion of the merger, as a FirstMerit shareholder your rights will be governed by the Ohio Revised Code, the FirstMerit articles of incorporation and the FirstMerit regulations.

The following is a summary of the material differences between the rights of holders of FirstMerit common stock and the rights of holders of Citizens common stock, but does not purport to be a complete description of those differences. These differences may be determined in full by reference to the MBCA, the Ohio Revised Code, the FirstMerit articles of incorporation, the Citizens restated articles, the FirstMerit regulations and the Citizens bylaws. The FirstMerit articles of incorporation, the Citizens restated articles, the FirstMerit regulations and the Citizens bylaws are subject to amendment in accordance with their respective terms. Copies of the governing corporate instruments are available, without charge, to any person, including any beneficial owner to whom this document is delivered, by following the instructions listed under “Where You Can Find More Information” on page [    ].

CITIZENS	FIRSTMERIT

AUTHORIZED CAPITAL STOCK

Citizens’ restated articles authorize 105,000,000 shares of common stock, no par value, and 5,000,000 shares of preferred stock, no par value.	FirstMerit’s articles of incorporation authorize 300,000,000 shares of common stock, no par value, and 7,000,000 shares of preferred stock, no par value.

PREEMPTIVE RIGHTS

Citizens’ shareholders have no preemptive rights and no preferential right to purchase or to subscribe for any additional shares of stock that may be issued.	FirstMerit’s shareholders have no preemptive rights and no preferential right to purchase or to subscribe for any additional shares of stock that may be issued.

VOTING RIGHTS IN AN EXTRAORDINARY TRANSACTION

Section 450.1703a of the Michigan Compiled Laws provides that the vote required to adopt an agreement of merger or share exchange at a meeting of the shareholders is the affirmative vote of the holders of a majority of the outstanding shares of the corporation entitled to vote. Citizens’ restated articles and bylaws do not change the statutory voting requirement.	Section 1701.78(F) of the Ohio Revised Code provides that the vote required to adopt an agreement of merger or consolidation at a meeting of the shareholders is the affirmative vote of the holders of shares of that corporation entitling them to exercise at least two-thirds of the voting power of the corporation on such proposal or such different proportion as the articles may provide, but not less than a majority. FirstMerit’s article SEVENTH reduces such requirement to a majority of the voting power of the corporation.

AMENDMENT TO THE CHARTER/ARTICLES OF INCORPORATION

Citizens’ restated articles may be amended or new articles may be adopted by a majority vote of the outstanding shares entitled to vote on the proposed amendment.	FirstMerit’s articles of incorporation may be amended or new articles may be adopted by the shareholders by an affirmative vote of the holders of shares entitling them to exercise a majority of the voting power.

AMENDMENT TO THE BYLAWS

Citizens’ bylaws may generally be amended or new bylaws may be adopted by Citizens’ Board of Directors; however, in the case of an amendment to Article II, Section 3 of Citizens’ bylaws, which deals with special meetings of shareholders, the affirmative vote of the holders of not less than two thirds of the outstanding shares of Citizens’ common stock entitled to vote is required.	FirstMerit’s regulations may be amended or new regulations may be adopted by the shareholders by an affirmative vote of the holders of shares entitling them to exercise a majority of the voting power, or without a meeting by written consent of the holders of shares entitling them to exercise a majority of the voting power.

APPRAISAL/DISSENTERS’ RIGHTS

Under the Section 450.1762 of the Michigan Compiled Laws, a shareholder may not dissent from a merger as to shares that are listed on a national securities exchange on the record date fixed to vote on the corporate action. Citizens’ shares are listed on the Nasdaq, and as such dissenters’ rights are not available.	Under Section 1701.84 of the Ohio Revised Code, dissenters’ rights are not available where the shares of the corporation for which the dissenting shareholder would otherwise be entitled to dissenters’ rights are listed on a national securities exchange as of the day immediately preceding the date on which the vote on the proposal is taken at the meeting of the shareholders. FirstMerit’s shares are listed on the Nasdaq, and as such dissenters’ rights are not available.

SPECIAL MEETINGS OF SHAREHOLDERS

Special meetings of the shareholders of Citizens may be called by the chairman of the board or by the president and must be called by the president or secretary at the request in writing of a majority of the board, or at the request in writing of shareholders owning, in the aggregate, at least two-thirds of Citizens’ outstanding capital stock entitled to vote.	Special meetings of the shareholders of FirstMerit may be called by the president, by the board, or by persons who hold not less than fifty percent (50%) of all shares outstanding and entitled to vote thereat.

SHAREHOLDER PROPOSALS AND NOMINATIONS

Nominations for the election of directors may be made by the board of directors or by any shareholder of record both at the time of giving of notice and at the time of the annual meeting, and who is entitled to vote at the meeting for the election of directors. Timely written notice of a shareholder’s intent to make a nomination must be given, either by personal delivery or by United States mail, postage prepaid, to the Citizens’ secretary. To be timely with respect to an election at an annual meeting of shareholders, a shareholder’s notice must be delivered to the secretary at Citizens’ principal executive offices not later than the close of business on the 90th day prior to the first anniversary of the	Nominations for the election of directors may be made by the board of directors or by any shareholder entitled to vote in the election of directors. However, any shareholder entitled to vote in the election of directors at a meeting may nominate a director only if written notice of such shareholder’s intent to make such nomination or nominations has been given, either by personal delivery or by United States mail, postage prepaid, to the FirstMerit’s secretary not later than (a) with respect to an election to be held at an annual meeting of shareholders, ninety (90) days in advance of the date established by the FirstMerit regulations for the holding of such meeting, and (b) with respect to an

preceding year’s annual meeting. To be timely with respect to an election to be held at a special meeting of shareholders, a shareholder’s notice must be delivered to the secretary at Citizens’ principal executive offices not later than the close of business on the seventh day following the date on which public announcement of the date of such meeting and the nominees proposed by the directors is first made. In no event shall the public announcement of a postponement or adjournment of an annual or special meeting to a later date or time commence a new time period for the giving of a shareholder’s notice as described above. Each public notice must set forth: (a) the name and address of the shareholder who intends to make the nomination and of the person or persons to be nominated; (b) a representation that the shareholder is a holder of record of Citizens’ common stock entitled to vote at such meeting and of the number of shares beneficially owned by such shareholder (determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended), and that the shareholder intends to appear in person or by proxy at the meeting to nominate the person or persons specified in the notice; (c) a description of all arrangements or understandings between the shareholder and each nominee and any other person or persons (naming such person or persons) pursuant to which the nomination or nominations are to be made by the shareholder; (d) such other information regarding each nominee proposed by such shareholder as would have been required to be included in a proxy statement filed pursuant to the proxy rules of the Securities and Exchange Commission had each nominee been nominated, or intended to be nominated, by the board of directors; (e) the consent of each nominee to serve as a director of the Citizens if so elected; and (f) a representation as to whether or not the shareholder will solicit proxies in support of his nominee(s).	election to be held at a special meeting of shareholders for the election of directors, the close of business on the seventh (7th) day following the date on which notice of such meeting is first given to shareholders. Each such notice shall set forth (a) the name and address of the shareholder who intends to make the nomination and of the person or persons to be nominated, (b) a representation that the shareholder is a holder of record of shares of FirstMerit entitled to vote at such meeting and intends to appear in person or by proxy at the meeting to nominate the person or persons specified in the notice, (c) a description of all arrangements or understandings between the shareholder and each nominee and any other person or persons (naming such person or persons) pursuant to which the nomination or nominations are to be made by the shareholder, (d) such other information regarding each nominee proposed by such shareholder as would be required to be included in a proxy statement filed pursuant to the proxy rules of the Securities and Exchange Commission had the nominee been nominated, or intended to be nominated, by the board of directors, and (e) the consent of each nominee to serve as a director of FirstMerit if so elected. The chairman of the meeting may refuse to acknowledge the nomination of any person not made in compliance with the foregoing procedure.

BOARD OF DIRECTORS

Number of Directors

Pursuant to Article VI of Citizens’ restated articles, the number of directors must be not less than ten nor more than twenty-five, with the exact number determined from time to time by a majority of the board.	Pursuant to Article III of FirstMerit’s regulations, the number of directors may be fixed or changed at a meeting of the shareholders called for the purpose of electing directors at which a quorum is present, or by the board of directors by the affirmative vote of at least two-thirds (2/3) of the authorized number of directors, but in no event shall the number of directors exceed fifteen (15) or be less than nine (9) without the approval of the holders of shares entitling them to exercise a majority of the voting power of FirstMerit. Currently there are thirteen (13) directors on the board of directors, which will be increased to fifteen (15) directors as of the effective time of the merger.

Classification

Citizens’ board is not classified. All directors are elected at each annual meeting.	FirstMerit’s board is not classified. All directors are elected at each annual meeting.

Removal

A director may be removed during the term of office for which he or she was elected by a majority vote of the issued and outstanding shares entitled to vote.	A director may be removed during the term of office for which he or she was elected by shareholders by a vote of the holders of a majority of the voting power entitling them to elect directors in place of those to be removed.

Vacancies

Any vacancy on Citizens’ board resulting from an increase in the number of directors may be filled by a majority of the board of directors elected and serving, and any other vacancy occurring in Citizens’ board may be filled by a majority of the directors elected and serving, although less than a quorum, or by a sole remaining director.	In the event of the occurrence of any vacancy or vacancies of the FirstMerit board, however caused, the remaining directors, though less than a majority of the whole authorized number of directors, may, by the vote of a majority of their number, fill any such vacancy for the unexpired term.

Special Meetings of the Board

Special meetings of Citizens’ board may be called by the chairman of the board or by the president on one day’s notice to each director in writing, by telephone, orally in person or by electronic communication; and special meetings shall be called by the president or secretary on like notice on the written request of twenty-five percent or more directors qualified and serving. Notice of the special meeting shall include the time and place, if any, of the meeting but neither the business to be transacted, nor the purpose of such special meeting need be specified in the notice of the meeting.	Meetings of FirstMerit’s board other than organizational meetings subsequent to annual shareholders meetings may be held at any time within or without the State of Ohio in accordance with the FirstMerit regulations, resolutions or other act by the board. The secretary shall give written notice of the time and place of all meetings of the board of directors, other than the organizational meetings, to each member of the board at least three (3) days before the meeting. Written notice of meetings of the board of directors may be waived in writing by any director. The presence of a director at a meeting of the board of directors without protesting, prior to or at the commencement of the meeting, a lack of proper notice shall be deemed a waiver by him of notice of such meeting.

Director Liability and Indemnification

Pursuant to its bylaws, Citizens’ shall, to the fullest extent permitted by applicable law, indemnify any person who was or is a party to or is threatened to be made a party to any threatened, pending, or completed action, suit or proceeding, whether civil, criminal, administrative or investigative and whether formal or informal (other than an action by or in the right of Citizens) by reason of the fact that the person is or was a director or officer of Citizens, or, while serving as a director or officer of Citizens, is or was serving at the request of Citizens as a director, officer, partner, trustee, employee, or agent of another foreign or domestic corporation, partnership, joint venture, trust, or other enterprise, whether for profit or not, against expenses (including actual and reasonable attorney fees), judgments, penalties, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with such action, suit or proceeding, if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of Citizens or its shareholders, and with respect to any criminal action or proceeding, if the person had no reasonable cause to believe his or her conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction or on a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner that the person reasonably believed to be in or not opposed to the best interests of Citizens or its shareholders and, with respect to any criminal action or proceeding, had reasonable cause to believe that his or her conduct was unlawful.	Pursuant to its articles, FirstMerit may indemnify any director or officer, any former director or officer of FirstMerit and any person who is or has served at the request of FirstMerit as a director, officer or trustee of another corporation, partnership, joint venture, trust or other enterprise (and his heirs, executors and administrators) against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement, actually and reasonably incurred by him by reason of the fact that he is or was such director, officer or trustee in connection with any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, to the full extent permitted by applicable law, as the same may be in effect from time to time. The indemnification provided for herein shall not be deemed to restrict the right of FirstMerit to (i) indemnify employees, agents and others as permitted by such law, (ii) purchase and maintain insurance or provide similar protection on behalf of directors, officers or such other persons against liabilities asserted against them or expenses incurred by them arising out of their service to FirstMerit as contemplated by the FirstMerit articles of incorporation, and (iii) enter into agreements with such directors, officers, employees, agents or others indemnifying them against any and all liabilities (or such lesser indemnification as may be provided in such agreements) asserted against them or incurred by them arising out of their service to FirstMerit as contemplated by the FirstMerit articles of incorporation.

SHAREHOLDER RIGHTS PLAN

Citizens does not have a shareholder rights plan currently in effect.	FirstMerit does not have a shareholder rights plan currently in effect.

STATE ANTI-TAKEOVER STATUTES AND ARTICLE PROVISIONS

Business Combinations

Michigan does not have a control share acquisition law. Business Combinations. Michigan law contains expanded approval requirements for a merger,

Ohio Control Share Acquisition Act. The Ohio Control Share Acquisition Act (the “Acquisition Act”) provides that certain notice and informational filings, and special shareholder meeting and voting procedures, must be followed prior to consummation consolidation or share exchange or any sale or other disposition of assets having an aggregate book value of more than 10% of the corporation’s networth, between the corporation and the beneficial owner, directly or indirectly, of ten percent or more of the corporation’s outstanding voting power, or an affiliate of the corporations who was at any time in the past two years a beneficial owner of more than ten percent of the corporation’s voting power (an “Interested Shareholder”). Such transactions require, in addition to any other vote required by the corporation’s articles, the affirmative vote of both (i) ninety percent of the votes of each class entitled to be cast by the shareholders of the corporation and (ii) two-thirds of the votes of each class entitled to be cast, other than the voting shares beneficially owned by the Interested Shareholder or any affiliate or associate of an Interested Shareholder. These expanded approval requirements do not apply if (i) the per share price paid to shareholders is at least equal to the highest of (A) the highest per share price paid by the Interested Shareholder during the two-year period before the announcement of the business combination, or the transaction in which the shareholder became an Interested Shareholder, whichever is higher, (B) the per share market value on the announcement date of the business combination or the date the shareholder became an Interested Shareholder, whichever is higher, or (C) for shares other than common stock, the preferential price to be paid in liquidation, (ii) the consideration paid must be in cash or the same for previously used by the shareholder, and (iii) following the transaction in which the shareholder became an Interested Shareholder but prior to the business combination (A) full dividends on preferred stock must have been paid and dividends on common stock not reduced, (B) the Interested Shareholder must not have received loans or financial assistance from the corporation, (C) the Interested Shareholder must not have become the beneficial owner of any additional shares except as part of the transaction in which it first became an Interested Shareholder, and (D) five years have elapsed.

Michigan does not have an anti-greenmail statute.

of a proposed “control share acquisition,” which is defined as any acquisition of an issuer’s shares which would entitle the acquirer, immediately after such acquisition, directly or indirectly, to exercise or direct the exercise of voting power of the issuer in the election of directors within any of the following ranges of such voting power: (1) one-fifth or more but less than one-third of such voting power; (2) one-third or more but less than a majority of such voting power; or (3) a majority or more of such voting power.

The Acquisition Act does not apply to a corporation if its articles of incorporation or code of regulations so provide. FirstMerit has opted out of the Acquisition Act.

Ohio Merger Moratorium Statute. The Merger Moratorium Act prohibits certain business combinations and transactions between an “issuing public corporation” and a beneficial owner of 10% or more of the shares of the corporation (an “interested shareholder”) for at least three years after the interested shareholder attains 10% ownership, unless the board of directors of the issuing public corporation approves the transaction before the interested shareholder attains 10% ownership. An “issuing public corporation” is defined as an Ohio corporation with 50 or more shareholders that has its principal place of business, principal executive offices, or substantial assets within the State of Ohio, and as to which no close corporation agreement exists. Examples of transactions regulated by the Merger Moratorium Act include the disposition of assets, mergers and consolidations, voluntary dissolutions, and the transfer of shares (“Moratorium Transactions”). Subsequent to the three-year period, a Moratorium Transaction may take place provided that certain conditions are satisfied, including: (1) the board of directors approves the transaction; (2) the transaction is approved by the holders of shares with at least two-thirds of the voting power of the corporation (or a different proportion set forth in the articles of incorporation), including at least a majority of the outstanding shares after excluding shares controlled by the interested shareholder; or (3) the business combination results in shareholders, other than the interested shareholder, receiving a fair price plus interest for their shares. The Merger Moratorium Act is applicable to all corporations formed under Ohio law, but a corporation may elect not to be covered by the Merger Moratorium Act, or subsequently elect to be covered, with an appropriate amendment to its articles of incorporation. FirstMerit has not taken any such corporate action to opt out of the Merger Moratorium Act.

Ohio “Anti-Greenmail” Statute. Pursuant to the Ohio Anti-Greenmail Statute, a public corporation formed in Ohio may recover profits that a shareholder makes from the sale of the corporation’s securities within 18 months after making a proposal to acquire control or publicly disclosing the possibility of a proposal to acquire control. The corporation may not, however, recover from a person who proves either: (1) that his sole purpose in making the proposal was to succeed in acquiring control of the corporation and there were reasonable grounds to believe that he would acquire control of the corporation; or (2) that his purpose was not to increase any profit or decrease any loss in the stock. Also, before the corporation may obtain any recovery, the aggregate amount of the profit realized by such person must exceed $250,000. Any shareholder may bring an action on behalf of a corporation if the corporation refuses to bring an action to recover these profits. The party bringing such an action may recover his attorneys’ fees if the court having jurisdiction over such action orders recovery of any profits. An Ohio corporation may elect not to be covered by the Anti-Greenmail Statute with an appropriate amendment to its articles of incorporation, but FirstMerit has not taken any such corporate action to opt out of the statute.

Control Bid Provisions of the Ohio Securities Act. Ohio law further requires that any offeror making a control bid for any securities of a “subject company” pursuant to a tender offer must file information specified in the Ohio Securities Act with the Ohio Division of Securities when the bid commences. The Ohio Division of Securities must then decide whether it will suspend the bid under the statute. If it does so, it must make a determination within three calendar days after the hearing has been completed and no later than 14 calendar days after the date on which the suspension is imposed. For this purpose, a “control bid” is the purchase of, or an offer to purchase, any equity security of a subject company from a resident of Ohio that would, in general, result in the offeror acquiring 10% or more of the outstanding shares of such company. A “subject company” includes any company with both: (1) its principal place of business or principal executive office in Ohio or assets located in Ohio with a fair market value of at least $1,000,000; and (2) more than 10% of its record or beneficial equity security holders are resident in Ohio, more than 10% of its equity securities are owned of record or beneficially by Ohio residents, or more than 1,000 of its record or beneficial equity security holders are resident in Ohio.

DUTIES OF DIRECTORS

The standard of conduct for directors is governed by the Michigan Compiled Laws and other Michigan law. Generally, a director shall discharge his or her duties as a director (i) in good faith, (ii) with the care an ordinarily prudent person in a like position would exercise under similar circumstances, and (iii) in a manner he or she reasonably believes to be in the best interests of the corporation.	The standard of conduct for directors is governed by the Ohio Revised Code and other Ohio law. Generally, directors of Ohio corporations must perform their duties in good faith, in a manner the director reasonably believes to be in or not opposed to the best interests of the corporation, and with the care that an ordinarily prudent person in a like position would use under similar circumstances.

LEGAL MATTERS

The validity of the FirstMerit common stock to be issued in connection with the merger will be passed upon for FirstMerit by Jones Day, Cleveland, Ohio. Jones Day, Cleveland, Ohio, will pass upon certain U.S. federal income tax matters for FirstMerit. Dykema Gossett, PLLC, Detroit, Michigan, will pass upon certain U.S. federal income tax matters for Citizens.

EXPERTS

The consolidated financial statements of FirstMerit appearing in FirstMerit’s Annual Report (Form 10-K) for the year ended December 31, 2011, and the effectiveness of FirstMerit’s internal control over financial reporting as of December 31, 2011, have been audited by Ernst & Young, LLP, independent registered public accounting firm, as set forth in their reports thereon, included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

The consolidated financial statements of Citizens appearing in Citizens’ Annual Report (Form 10-K) for the year ended December 31, 2011 have been audited by Ernst & Young, LLP, independent registered public accounting firm, as set forth in their report thereon, included therein and included herein. Such consolidated financial statements are included in this joint proxy statement/prospectus in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

DEADLINES FOR SUBMITTING SHAREHOLDER PROPOSALS AND OTHER MATTERS

FirstMerit Shareholder Proposals

Any proposals to be considered for inclusion in the proxy materials to be provided to shareholders of FirstMerit for its 2013 Annual Meeting may be made only by a qualified shareholder and must be received by FirstMerit no later than November 8, 2012.

If a shareholder intends to submit a proposal at FirstMerit’s 2013 Annual Meeting that is not eligible for inclusion in the proxy materials relating to the meeting, and the shareholder fails to give FirstMerit notice in accordance with the requirements set forth in the Exchange Act, by January 22, 2013, then the proxy holders will be allowed to use their discretionary authority with respect to such proposal if the proposal is properly raised at FirstMerit’s Annual Meeting in 2013. The submission of such a notice does not ensure that a proposal can be raised at FirstMerit’s Annual Meeting.

Citizens Shareholder Proposals

Citizens will hold an annual meeting for the year ended December 31, 2012 only if the merger is not completed. Should it be held, any proposal by a shareholder intended to be included in the proxy statement for that annual meeting must be received by Thomas W. Gallagher, the secretary of Citizens, by the close of business on November 12, 2012. In addition to applicable rules of the SEC for inclusion of shareholder proposals in the Citizens proxy statement, Citizens’ bylaws provide that, in order for a shareholder proposal to be properly brought before the annual meeting, written notice of such proposal must be given by the shareholder to Citizens’ corporate secretary, either by personal delivery or by United States mail, postage prepaid, not later than January 25, 2013, which is the 90th day prior to the first anniversary of the 2012 annual meeting. If the annual meeting date is substantially advanced or delayed from the first anniversary of the 2012 annual meeting, then notice of the proposal must be given within 10 days after the first public disclosure of the date of such meeting in accordance with the procedures set forth in Citizens’ bylaws. Citizens also expects the persons named as proxies for the 2013 annual meeting of shareholders to use their discretionary voting authority, to the extent permitted by law, with respect to any proposal properly presented at that meeting by a shareholder who does not provide Citizens with written notice of the proposal during the period provided in the Citizens bylaws.

WHERE YOU CAN FIND MORE INFORMATION

FirstMerit has filed with the SEC a registration statement under the Securities Act that registers the distribution to Citizens shareholders of the shares of FirstMerit common stock to be issued in connection with the merger. The registration statement, including the attached exhibits and schedules, contains additional relevant information about FirstMerit and FirstMerit stock. The rules and regulations of the SEC allow the omission of certain information included in the registration statement from this document.

You may read and copy this information at the Public Reference Room of the SEC at 100 F Street, NE, Room 1580, Washington, D.C. 20549. You may obtain information on the operation of the SEC’s Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet website that contains reports, proxy statements and other information about issuers, like FirstMerit and Citizens, who file electronically with the SEC. The address of the site is www.sec.gov. The reports and other information filed by FirstMerit with the SEC are also available at FirstMerit’s Internet website. The address of the site is www.FirstMerit.com. The reports and other information filed by Citizens with the SEC are also available at Citizens’ Internet website under the Investor Relations Section. The address of the site is www.citizensbanking.com. The web addresses of the SEC, FirstMerit, and Citizens have been included as inactive textual references only. Except as specifically incorporated by reference into this document, information on those websites is not part of this document.

The SEC allows FirstMerit to incorporate by reference information in this document. This means that FirstMerit can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be a part of this document, except for any information that is superseded by information that is included directly in this document.

This document incorporates by reference the documents listed below that FirstMerit previously filed with the SEC. They contain important information about the companies and their financial condition.

FirstMerit SEC Filings

(SEC File No. 0-10161; CIK No. 0000354869)	Period or Date Filed
Annual Report on Form 10-K	Year ended December 31, 2011
Quarterly Reports on Form 10-Q	Quarters ended March 31, 2012, June 30, 2012 and August 30, 2012
Current Reports on Form 8-K	Filed on April 23, 2012, July 20, 2012 and September 12, 2012
Definitive Proxy Statement on Schedule 14A	Filed on March 8, 2012

To the extent that any information contained in any report on Form 8-K or any exhibit thereto, was furnished to, rather than filed with the SEC, such information or exhibit is specifically not incorporated by reference.

All documents filed by FirstMerit with the SEC under Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act, after the initial filing date of this document and prior to the later of the date the offering is terminated and the date of the special meeting of FirstMerit shareholders to consider and vote on the approval of the merger agreement and the issuance of FirstMerit common stock pursuant to the Merger Agreement are incorporated by reference into this document and are a part of this document from the date of filing. These documents include periodic reports, such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, as well as proxy statements.

Except where the context otherwise indicates, FirstMerit has supplied all information contained or incorporated by reference in this document relating to FirstMerit, as well as all pro forma financial information, and Citizens has supplied all information relating to Citizens.

Documents incorporated by reference are available from FirstMerit without charge. You can obtain documents incorporated by reference in this document by requesting them in writing or by telephone from the appropriate company at the following addresses:

FirstMerit Corporation

Thomas O’Malley

Attention: Investor Relations

Telephone: (330) 384-7109

Email: Tom.Omalley@firstmerit.com

FirstMerit shareholders requesting documents should do so by [            ], in order to receive them before the FirstMerit special meeting. You will not be charged for any of these documents that you request. If you request any incorporated documents from FirstMerit, FirstMerit, respectively, will mail them to you by first class mail, or another equally prompt means after it receives your request.

Neither FirstMerit nor Citizens has authorized anyone to give any information or make any representation about the merger or either company that is different from, or in addition to, that contained in this document or in any of the materials that have been incorporated in this document. Therefore, if anyone does give you information of this sort, you should not rely on it. If you are in a jurisdiction where offers to exchange or sell, or solicitations of offers to exchange or purchase, the securities offered by this document or the solicitation of proxies is unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this document does not extend to you. The information contained in this document speaks only as of the date of this document unless the information specifically indicates that another date applies.

The representations, warranties and covenants described in this document and included in the merger agreement were made only for purposes of the merger agreement and as of specific dates, are solely for the benefit of FirstMerit and Citizens, may be subject to limitations, qualifications or exceptions agreed upon by the parties, including those included in confidential disclosures made for the purposes of, among other things, allocating contractual risk between FirstMerit and Citizens rather than establishing matters as facts, and may be subject to standards of materiality that differ from those standards relevant to investors. You should not rely on the representations, warranties, or covenants or any description thereof as characterizations of the actual state of facts or condition of FirstMerit, Citizens or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations, warranties, and covenants may change after the date of the merger agreement, which subsequent information may or may not be fully reflected in public disclosures by FirstMerit or Citizens. The representations and warranties and other provisions of the merger agreement should not be read alone, but instead should be read only in conjunction with the information provided elsewhere in this joint proxy statement/prospectus and in the documents incorporated by reference into this joint proxy statement/prospectus. See “Where You Can Find More Information” on page [    ] .

INDEX TO CITIZENS FINANCIAL STATEMENTS

Page
Financial Statements (unaudited)
Consolidated Balance Sheets as of September 30, 2012, December 31, 2011 and September 30, 2011	F-2
Consolidated Statements of Operations for the Three Months Ended September 30, 2012 and September 30, 2011 and for the Nine Months Ended September 30, 2012 and September 30, 2011	F-3
Consolidated Statements of Comprehensive Income for the Three Months Ended September 30, 2012 and September 30, 2011 and for the Nine Months Ended September 30, 2012 and September 30, 2011	F-4
Consolidated Statements of Changes in Shareholders’ Equity for the Three Months Ended September 30, 2012 and September 30, 2011	F-5
Consolidated Statements of Cash Flows for the Nine Months Ended September 30, 2012 and September 30, 2011	F-6
Notes to Unaudited Consolidated Financial Statements	F-7

Financial Statements (audited)
Consolidated Balance Sheets as of December 31, 2011 and December 31, 2010	F-41
Consolidated Statement of Operations for the years ending December 31, 2011, December 31, 2010 and December 2009	F-42
Consolidated Statements of Shareholders’ Equity for the years ending December 31, 2011, December 31, 2010 and December 31, 2009	F-43
Consolidated Statements of Cash Flows for the years ending December 31, 2011, December 31, 2010 and December 31, 2009	F-44
Notes to Audited Consolidated Financial Statements	F-45
Report of Independent Registered Public Accounting Firm	F-98

Consolidated Balance Sheets (Unaudited)

Citizens Republic Bancorp, Inc.

(in thousands)	September 30, 2012	December 31, 2011	September 30, 2011
Assets
Cash and due from banks	$162,705	$153,418	$147,418
Money market investments	223,818	313,632	283,018
Investment Securities:
Securities available for sale, at fair value	1,541,567	1,312,733	1,307,977
Securities held to maturity, at amortized cost (fair value of $1,378,310, $1,487,550 and $1,491,048, respectively)	1,313,504	1,444,054	1,454,873

Total investment securities	2,855,071	2,756,787	2,762,850
FHLB and Federal Reserve stock	122,123	117,943	123,696
Portfolio loans:
Commercial and industrial	1,688,996	1,543,529	1,531,492
Commercial real estate	1,335,601	1,544,361	1,643,901

Total commercial	3,024,597	3,087,890	3,175,393
Residential mortgage	570,295	637,245	654,561
Direct consumer	865,777	933,314	954,831
Indirect consumer	970,235	871,086	887,542

Total portfolio loans	5,430,904	5,529,535	5,672,327
Less: Allowance for loan losses	(122,125)	(172,726)	(190,354)

Net portfolio loans	5,308,779	5,356,809	5,481,973
Loans held for sale	30,062	10,402	30,221
Premises and equipment	92,005	97,970	98,954
Goodwill	318,150	318,150	318,150
Other intangible assets	5,792	7,428	8,116
Bank owned life insurance	222,610	220,280	219,248
Other assets	383,675	110,030	126,544

Total assets	$9,724,790	$9,462,849	$9,600,188

Liabilities
Noninterest-bearing deposits	$1,854,715	$1,614,311	$1,621,451
Interest-bearing demand deposits	1,092,679	951,590	945,458
Savings deposits	2,574,642	2,627,665	2,652,267

Core deposits	5,522,036	5,193,566	5,219,176
Time deposits	1,780,929	2,201,375	2,320,728

Total deposits	7,302,965	7,394,941	7,539,904
Federal funds purchased and securities sold under agreements to repurchase	42,796	40,098	40,599
Other short-term borrowings	—	—	640
Other liabilities	168,351	154,088	154,232
Long-term debt	852,481	854,185	855,670

Total liabilities	8,366,593	8,443,312	8,591,045
Shareholders’ Equity
Preferred stock - no par value
Authorized - 5,000,000 shares; Issued and outstanding - 300,000 at 9/30/12, 12/31/11, and 9/30/11, redemption value of $300 million	290,580	285,114	283,360
Common stock - no par value
Authorized - 105,000,000 shares at 9/30/12,12/31/11, and 9/30/11; Issued and outstanding - 40,178,907 at 9/30/12, 40,049,198 at 12/31/11 and 40,034,943 at 9/30/11	1,436,925	1,434,803	1,433,765
Retained deficit	(363,659)	(694,560)	(706,907)
Accumulated other comprehensive loss	(5,649)	(5,820)	(1,075)

Total shareholders’ equity	1,358,197	1,019,537	1,009,143

Total liabilities and shareholders’ equity	$9,724,790	$9,462,849	$9,600,188

See notes to consolidated financial statements.

Consolidated Statements of Operations (Unaudited)

Citizens Republic Bancorp, Inc.

	Three Months Ended September 30,		Nine Months Ended September 30,
(in thousands, except per share amounts)	2012	2011	2012	2011
Interest Income
Interest and fees on loans	$73,376	$77,212	$222,205	$235,600
Interest and dividends on investment securities:
Taxable	16,034	20,508	49,356	60,664
Tax-exempt	2,157	2,613	6,610	8,412
Dividends on FHLB and Federal Reserve stock	1,196	974	3,487	3,143
Money market investments	152	168	481	670

Total interest income	92,915	101,475	282,139	308,489

Interest Expense
Deposits	8,779	13,528	29,243	44,945
Short-term borrowings	11	20	42	57
Long-term debt	8,320	9,086	25,251	28,426

Total interest expense	17,110	22,634	54,536	73,428

Net Interest Income	75,805	78,841	227,603	235,061
Provision for loan losses	5,195	17,481	18,891	123,801

Net interest income after provision for loan losses	70,610	61,360	208,712	111,260

Noninterest Income
Service charges on deposit accounts	9,554	10,362	27,894	29,544
Trust fees	3,635	3,622	10,818	11,356
Mortgage and other loan income	2,028	2,089	5,839	6,915
Brokerage and investment fees	1,831	1,188	4,486	3,829
Card-based and other nondeposit fees	4,431	4,475	13,140	12,862
Net (losses) gains on loans held for sale	(184)	1,952	739	2,025
Investment securities gains (losses)	—	3	—	(1,373)
Other income	2,415	736	7,380	5,737

Total noninterest income	23,710	24,427	70,296	70,895
Noninterest Expense
Salaries and employee benefits	33,589	30,280	99,687	92,563
Occupancy	6,129	6,125	18,965	19,734
Professional services	6,806	2,394	11,294	7,020
Equipment	2,937	2,918	9,144	8,811
Data processing services	4,427	3,823	12,196	12,422
Advertising and public relations	1,847	2,179	4,890	4,550
Postage and delivery	1,157	1,142	3,375	3,378
Other loan expenses	3,121	3,941	9,574	12,510
Losses on other real estate (ORE)	941	1,210	382	11,687
ORE expenses	323	529	1,039	3,326
Intangible asset amortization	513	732	1,636	2,338
Other expense	10,265	10,138	33,312	38,172

Total noninterest expense	72,055	65,411	205,494	216,511

Income (Loss) before Income Taxes	22,265	20,376	73,514	(34,356)
Income tax provision (benefit)	1,274	(12,568)	(275,514)	(22,779)

Net Income (Loss)	20,991	32,944	349,028	(11,577)
Dividend on redeemable preferred stock	(6,130)	(5,761)	(18,127)	(17,088)

Net Income (Loss) Attributable to Common Shareholders	$14,861	$27,183	$330,901	$(28,665)

Net Income (Loss) Per Common Share:
Basic	$0.37	$0.68	$8.19	$(0.73)
Diluted	0.37	0.68	8.19	(0.73)
Average Common Shares Outstanding:
Basic	39,489	39,433	39,469	39,418
Diluted	39,489	39,433	39,469	39,418

See notes to consolidated financial statements.

Consolidated Statements of Comprehensive Income (Unaudited)

Citizens Republic Bancorp, Inc.

	Three Months Ended September 30,		Nine Months Ended September 30,
(in thousands)	2012	2011	2012	2011
Net Income (Loss)	$20,991	$32,944	$349,028	$(11,577)
Other comprehensive income
Unrealized gain on securities available for sale	10,887	2,817	13,944	15,120
Reclassification adjustment for net (gain) loss on securities included in net income	—	(3)	—	1,373
Unrealized gain on securities transferred from available for sale to held to maturity	—	—	—	18,510
Amortization of unrealized gain on securities transferred to held to maturity	(1,715)	(1,675)	(5,571)	(1,887)
Unrealized loss on qualifying cash flow hedges, net of change and reclassifications	(2,065)	(1,428)	(8,110)	(3,816)

Other comprehensive income (loss), before income taxes	7,107	(289)	263	29,300
Income tax provision (benefit) related to other comprehensive income items	2,488	(137)	92	10,219

Other comprehensive income (loss)	4,619	(152)	171	19,081

Comprehensive income	$25,610	$32,792	$349,199	$7,504

See notes to consolidated financial statements

Consolidated Statements of Changes in Shareholders’ Equity (Unaudited)

Citizens Republic Bancorp, Inc.

(in thousands)	Preferred Stock	Common Stock		Retained Earnings (Deficit)	Accumulated Other Comprehensive Income (Loss)	Total
		Shares	Amount
Balance at December 31, 2011	$285,114	40,049	$1,434,803	$(694,560)	$(5,820)	$1,019,537
Comprehensive income, net of tax:
Net income				349,028		349,028
Other comprehensive income, net of tax effect of ($92)					171	171

Total comprehensive income						349,199
Accretion of preferred stock discount	5,466			(5,466)		—
Accrued dividend on redeemable preferred stock				(12,661)		(12,661)
Proceeds from restricted stock activity		155	—			—
Recognition of stock-based compensation			2,558			2,558
Shares purchased		(25)	(436)			(436)

Balance at September 30, 2012	$290,580	40,179	$1,436,925	$(363,659)	$(5,649)	$1,358,197

Balance at December 31, 2010	$278,300	39,635	$1,431,829	$(678,242)	$(20,156)	$1,011,731
Comprehensive income, net of tax:
Net loss				(11,577)		(11,577)
Other comprehensive income, net of tax effect of ($10,219)					19,081	19,081

Total comprehensive income						7,504
Accretion of preferred stock discount	5,060			(5,060)		—
Accrued dividend on redeemable preferred stock				(12,028)		(12,028)
Proceeds from restricted stock activity		401	—			—
Recognition of stock-based compensation			1,950			1,950
Shares purchased		(1)	(14)			(14)

Balance at September 30, 2011	$283,360	40,035	$1,433,765	$(706,907)	$(1,075)	$1,009,143

See notes to consolidated financial statements.

Consolidated Statements of Cash Flows (unaudited)

Citizens Republic Bancorp, Inc.

	Nine Months Ended September 30,
(in thousands)	2012	2011
Operating Activities:
Net income (loss)	$349,028	$(11,577)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Provision for loan losses	18,891	123,801
Net (increase) decrease in current and deferred income taxes	(284,786)	(12,559)
Depreciation and amortization	7,591	8,495
Amortization of intangibles	1,636	2,338
Amortization and fair value adjustments of purchase accounting mark to market, net	(2,897)	(3,782)
Fair value adjustment on loans held for sale and other real estate	2,116	7,766
Net amortization on investment securities	28,505	14,959
Investment securities losses	—	1,373
Loans originated for sale	(142,883)	(115,998)
Proceeds from loans held for sale	140,525	127,027
Net gains from loan sales	(3,317)	(4,516)
Net (gains) losses on other real estate	(1,738)	3,863
Recognition of stock-based compensation expense	2,558	1,950
Other	(9,091)	(13,394)

Net cash provided by operating activities	106,138	129,746
Investing Activities:
Net decrease in money market investments	89,814	126,061
Securities available for sale:
Proceeds from sales	2,500	11,744
Proceeds from maturities and payments	291,999	402,623
Purchases	(525,031)	(569,472)
Securities held to maturity:
Proceeds from maturities and payments	205,253	51,452
Purchases	(91,746)	(95,987)
Net decrease in loans and leases	11,956	301,862
Proceeds from sales of other real estate	9,796	27,612
Net increase in properties and equipment	(1,626)	(2,736)

Net cash (used in) provided by investing activities	(7,085)	253,159
Financing Activities:
Net decrease in deposits	(91,976)	(186,930)
Net increase (decrease) in short-term borrowings	2,698	(1,080)
Principal reductions in long-term debt	(52)	(175,048)
Shares purchased	(436)	(14)

Net cash used in financing activities	(89,766)	(363,072)

Net increase in cash and due from banks	9,287	19,833
Cash and due from banks at beginning of period	153,418	127,585

Cash and due from banks at end of period	$162,705	$147,418

Supplemental Cash Flow Information:
Interest paid	$53,082	$71,665
Income tax paid, net	7,600	3,000
Supplemental Disclosures of noncash items
Securities transferred to held to maturity from available for sale	—	943,092
Properties transferred to other real estate owned	—	1,347
Loans transferred to other real estate owned	4,614	11,932
Loans transferred to held for sale	24,048	90,481
Held for sale loans transferred to other real estate	—	522
Accretion of preferred stock discount	5,466	5,060
Accrued dividend on redeemable preferred stock	12,661	12,028

See notes to consolidated financial statements.

Notes to Consolidated Financial Statements (Unaudited)

Citizens Republic Bancorp, Inc.

Note 1. Basis of Presentation and Accounting Policies

The accompanying unaudited consolidated financial statements of Citizens Republic Bancorp, Inc. (“Citizens”) have been prepared in accordance with U.S. generally accepted accounting principles (“GAAP”) for interim financial information and the instructions for Form 10-Q and Article 10 of Regulation S-X. Accordingly, they do not include all of the information and notes required by GAAP for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the three and nine months ended September 30, 2012 are not necessarily indicative of the results that may be expected for the year ending December 31, 2012. Certain amounts have been reclassified to conform with the current year presentation. Citizens’ significant accounting policies are described in Note 1 of the Notes to Consolidated Financial Statements included in Citizens’ 2011 Annual Report on Form 10-K. For interim reporting purposes, Citizens follows the same basic accounting policies, as updated by the information contained in this report. For further information, refer to the Consolidated Financial Statements and footnotes included in Citizens’ 2011 Annual Report on Form 10-K. Citizens maintains an internet website at www.citizensbanking.com where the Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and all amendments to those reports are available without charge, as soon as reasonably practicable after Citizens files each such report with, or furnishes it to, the U.S. Securities and Exchange Commission (“SEC”). The information on Citizens’ website does not constitute a part of this report.

Citizens has two active wholly owned trusts formed for the purpose of issuing securities which qualify as regulatory capital and are considered Variable Interest Entities (“VIEs”). Citizens is not the primary beneficiary, and consequently, the trusts are not consolidated in the Consolidated Financial Statements. Each of the two active trusts issued trust preferred securities to investors in 2006 and 2003. The gross proceeds from the issuances were used to purchase junior subordinated deferrable interest debentures issued by Citizens, which is the sole asset of each trust. The trust preferred securities held by these entities qualify as Tier 1 capital and are classified as “long-term debt” on the Consolidated Balance Sheets, with the associated interest expense recorded in “long-term debt” on the Consolidated Statements of Operations. The expected losses and residual returns of these entities are absorbed by the trust preferred security holders, and consequently Citizens is not exposed to loss related to these VIEs.

New Accounting Pronouncements

The Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (the “Codification” or “ASC”) Accounting Standard Update (“ASU”)

FASB ASU 2012-02, “Intangibles — Goodwill and Other (Topic 350) — Testing Indefinite-Lived Intangible Assets for Impairment”

The objective of the amendments in this update is to reduce the cost and complexity of performing an impairment test for indefinite-lived intangible assets by simplifying how an entity tests those assets for impairment and to improve consistency in impairment testing guidance among long-lived asset categories. The amendments permit an entity first to assess qualitative factors to determine whether it is more likely than not that an indefinite-lived intangible asset is impaired as a basis for determining whether it is necessary to perform the quantitative impairment test in accordance with Subtopic 350-30, Intangibles — Goodwill and Other — General Intangibles Other than Goodwill. The more-likely-than-not threshold is defined as having a likelihood of more than 50 percent. This ASU was adopted by Citizens in the third quarter of 2012. The adoption of the amendments did not have a material impact on Citizens’ financial condition, results of operations or liquidity.

FASB ASU 2011-12, “Comprehensive Income (Topic 220): Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05”

The amendments in this ASU defer the ASU 2011-05 requirement that companies present reclassification adjustments for each component of accumulated other comprehensive income (“AOCI”) in both net income and other comprehensive income (“OCI”) on the face of the financial statements. Companies are still required to present reclassifications out of AOCI on the face of the financial statements or disclose those amounts in the notes to the financial statements. This ASU also defers the requirement to report reclassification adjustments in interim periods.

FASB ASU 2011-08, “Intangibles — Goodwill and Other (Topic 350): Testing Goodwill for Impairment”

The amendments in this ASU are intended to simplify goodwill impairment testing by permitting assessment of qualitative factors to determine whether events and circumstances lead to the conclusion that it is necessary to perform the two-step goodwill impairment test currently required under Topic 350. Entities will not be required to calculate the fair value of a reporting unit unless they conclude that it is more likely than not that the unit’s carrying value is greater than its fair value based on an assessment of events and circumstances; however, they may bypass the qualitative assessment during any reporting period. The amendment also provides examples of events and circumstances that entities should consider. This ASU was adopted by Citizens in the first quarter of 2012. The adoption of the amendments did not have a material impact on Citizens’ financial condition, results of operations or liquidity.

FASB ASU 2011-05, “Comprehensive Income (Topic 220): Presentation of Comprehensive Income”

The amendments in this ASU will result in more converged guidance on how comprehensive income is presented under GAAP and International Financial Reporting Standards (“IFRS”), although some differences remain. The new guidance gives companies two choices of how to present items of net income, items of other comprehensive income and total comprehensive income: They can create one continuous statement of comprehensive income or two separate consecutive statements. Companies will no longer be allowed to present OCI only in the statement of shareholders’ equity. Earnings per share would continue to be based on net income attributable to common shareholders. Although existing guidance related to items that must be presented in OCI has not changed, companies will be required to display reclassification adjustments for each component of OCI in both net income and OCI. Also, companies will need to present the components of OCI in their interim and annual financial statements. This ASU was adopted by Citizens in the first quarter of 2012, applied retrospectively. The adoption of the amendments did not have a material impact on Citizens’ financial condition, results of operations or liquidity; however, the adoption did have an impact on Citizens’ presentation of comprehensive income.

FASB ASU 2011-04, “Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs”

The ASU amends the fair value measurement and disclosure guidance in Topic 820 to converge GAAP and IFRS requirements for measuring amounts at fair value as well as disclosures about these measurements. Many of the amendments clarify existing concepts and are generally not expected to result in significant changes to how Citizens applies the fair value principles. This ASU was adopted by Citizens in the first quarter of 2012, applied prospectively. The adoption of the amendments did not have a material impact on Citizens’ financial condition, results of operations or liquidity; however, the adoption did require additional fair value disclosures.

FASB ASU 2011-03, “Transfers and Servicing (Topic 860): Reconsideration of Effective Control for Repurchase Agreements”

The amendments in this ASU are intended to improve the accounting for repurchase agreements by removing from the assessment of effective control the criterion requiring the transferor to have the ability to repurchase or redeem the financial assets. This ASU was adopted by Citizens in the first quarter of 2012 and applies prospectively to transactions or modifications of existing transactions that occur on or after January 1, 2012. The adoption of the amendments did not have a material impact on Citizens’ financial condition, results of operations or liquidity.

Pending Accounting Pronouncements

FASB ASU 2011-11, “Balance Sheet (Topic 210): Disclosures about Offsetting Assets and Liabilities”

The amendments in this ASU allow existing GAAP guidance for balance sheet offsetting, including industry-specific guidance. However, new disclosures are required to enable users of financial statements to understand significant quantitative differences in balance sheets prepared under GAAP and IFRS related to the offsetting of financial instruments. ASU 2011-11 is effective for Citizens in the first quarter of 2013, and will be applied retrospectively for all prior periods presented. Citizens does not expect the adoption of the amendments to have a material impact on Citizens’ financial condition, results of operations or liquidity.

Note 2. Investment Securities

The amortized cost, estimated fair value and gross unrealized gains and losses on investment securities follow.

	September 30, 2012				December 31, 2011
(in thousands)	Amortized Cost	Estimated Fair Value	Gross Unrealized		Amortized Cost	Estimated Fair Value	Gross Unrealized
			Gains	Losses			Gains	Losses
Securities available for sale:
Collateralized mortgage obligations	$404,391	$411,731	$7,857	$517	$364,262	$365,302	$6,811	$5,771
Mortgage-backed	971,546	1,018,853	47,307	—	784,476	823,852	39,408	32
State and municipal	104,093	110,696	6,620	17	116,411	123,308	7,019	122
Other	289	287	51	53	280	271	24	33

Total available for sale	$1,480,319	$1,541,567	$61,835	$587	$1,265,429	$1,312,733	$53,262	$5,958

Securities held to maturity:
Collateralized mortgage obligations (1)	$304,462	$313,835	$9,373	$—	$350,160	$356,031	$5,871	$—
Mortgage-backed (1)	907,361	955,140	47,779	—	988,930	1,018,765	29,883	48
State and municipal	101,681	109,335	7,654	—	104,964	112,754	7,836	46

Total held to maturity	$1,313,504	$1,378,310	$64,806	$—	$1,444,054	$1,487,550	$43,590	$94

(1)	Amortized cost includes adjustments for the unamortized portion of unrealized gains on securities transferred from available for sale.

Securities with amortized cost of $560.1 million at September 30, 2012 and $665.8 million at December 31, 2011 were pledged to secure public deposits, repurchase agreements and other liabilities.

In June 2011, Citizens transferred certain mortgage-backed securities from the available for sale to the held to maturity category in accordance with Topic 320 “Investments-Debt and Equity Securities.” Management determined that it had the positive intent and ability to hold these investments to maturity. The securities transferred had a total amortized cost of $924.6 million and a fair value of $943.1 million. The unrealized gain of $18.5 million is being amortized over the remaining life of the securities as an adjustment of the yield, offset against the amortization of the unrealized gain maintained in accumulated other comprehensive income.

The amortized cost and estimated fair value of debt securities by maturity are shown below.

(in thousands)	September 30, 2012
	Amortized Cost	Estimated Fair Value
Securities available for sale:
State and municipal
Contractual maturity within one year	$14,591	$14,804
After one year through five years	14,785	15,410
After five years through ten years	57,915	62,130
After ten years	16,802	18,352

Subtotal	104,093	110,696
Collateralized mortgage obligations and mortgage-backed	1,375,937	1,430,584
Other	289	287

Total available for sale	$1,480,319	$1,541,567

Securities held to maturity:
State and municipal
Contractual maturity within one year	$3,560	$3,660
After one year through five years	21,656	23,081
After five years through ten years	51,300	54,771
After ten years	25,165	27,823

Subtotal	101,681	109,335
Collateralized mortgage obligations and mortgage-backed	1,211,823	1,268,975

Total held to maturity	$1,313,504	$1,378,310

A total of 16 securities had unrealized losses at September 30, 2012, compared with 45 securities as of December 31, 2011. These securities, with unrealized losses aggregated by investment category and length of time in a continuous unrealized loss position, are as follows.

September 30, 2012 (in thousands)	Less than 12 Months		More than 12 Months		Total
	Estimated Fair Value	Unrealized Losses	Estimated Fair Value	Unrealized Losses	Estimated Fair Value	Unrealized Losses
Securities available for sale:
Collateralized mortgage obligations	$44,532	$137	$9,693	$380	$54,225	$517
State and municipal	303	1	233	16	536	17
Other	—	—	149	53	149	53

Total available for sale	$44,835	$138	$10,075	$449	$54,910	$587

December 31, 2011 (in thousands)	Less than 12 Months		More than 12 Months		Total
	Estimated Fair Value	Unrealized Losses	Estimated Fair Value	Unrealized Losses	Estimated Fair Value	Unrealized Losses
Securities available for sale:
Collateralized mortgage obligations	$56,326	$2,858	$20,097	$2,913	$76,423	$5,771
Mortgage-backed	26,016	31	122	1	26,138	32
State and municipal	1,191	27	1,062	95	2,253	122
Other	—	—	234	33	234	33

Total available for sale	$83,533	$2,916	$21,515	$3,042	$105,048	$5,958

Securities held to maturity:
Mortgage-backed	$9,093	$48	$—	$—	$9,093	$48
State and municipal	—	—	950	46	950	46

Total held to maturity	$9,093	$48	$950	$46	$10,043	$94

Citizens performs a review of securities with unrealized losses at each reporting period. Citizens assesses each holding to determine whether and when a security will recover in value, whether it intends to sell the security and whether it is more likely than not that Citizens will be required to sell the security before the value is recovered. In assessing the recovery of value, the key factors reviewed include the length of time and the extent the fair value has been less than the carrying cost, adverse conditions, if any, specifically related to the security, industry or geographic area, historical and implied volatility of the fair value of the security, credit quality factors affecting the issuer or the underlying collateral, payment structure of the security, payment history of the security, changes to the credit rating of the security, recoveries or declines in value subsequent to the balance sheet date or any other relevant factors. Evaluations are performed on a more frequent basis as the degree to which fair value is below carrying cost or the length of time that the fair value has been continuously below carrying cost increases. As of September 30, 2012, Citizens has concluded that all issuers have the ability to pay contractual cash flows. The unrealized losses displayed in the above tables are believed to be temporary and thus no impairment loss has been realized in the Consolidated Statements of Operations. Citizens has not decided to sell securities with any significant unrealized losses nor does Citizens believe it will be required to sell securities before the value is recovered, but may change its intent in response to significant, unanticipated changes in policies, regulations, legislation or other previously mentioned criteria.

The collateralized mortgage obligations (“CMO”) sector includes securities where the underlying collateral consists of agency issued or whole loan mortgages. At September 30, 2012, the whole loan CMOs had a market value of $54.2 million with gross unrealized losses of $0.5 million. Citizens performs a thorough credit review on a quarterly basis for the underlying mortgage collateral as well as the supporting credit enhancement and structure. The results of the September 30, 2012 credit review demonstrated no material degradation in the holdings.

Citizens has determined there is no other-than-temporary impairment at September 30, 2012.

Citizens maintains several nonqualified deferred compensation plans for its executive officers, senior management, and directors permitting the deferral of a portion of compensation. Citizens obligation under the plans represents an unsecured promise to pay benefits in the future. Changes in this obligation are recognized as salaries and employee benefits expense in the Consolidated Statements of Operations. In the event of bankruptcy or insolvency, assets of the plans would be available to satisfy the claims of general creditors. Plan participants choose to receive a return on their account balances equal to the return on various investment options. The assets held by the plans as well as the corresponding obligations were $8.8 million and $8.5 million at September 30, 2012 and December 31, 2011, respectively. The assets of the plans are classified as trading securities and are carried at fair value within Other Assets in the Consolidated Balance Sheets. Realized and unrealized gains and losses from plan assets are recorded in Other Income in the Consolidated Statements of Operations. Realized gains of $1.0 million and realized losses of $0.6 million for the nine months ended September 30, 2012 and 2011, respectively, were recognized during the period for trading assets as of the report date.

No security sales were completed during 2012. During the third quarter of 2011, Citizens completed sales of available for sale securities with an amortized cost of $3.9 million, recording a net loss of less than $0.1 million. Citizens completed sales of available for sale securities with an amortized cost of $13.1 million during the first nine months ended September 30, 2011, recording a net loss of $1.4 million.

Note 3. Loans

Citizens has certain lending policies and procedures in place that are designed to maximize loan income within an acceptable level of risk. Citizens seeks to control its credit risk by using established guidelines to review its aggregate outstanding commitments and loans to particular borrowers, industries, and geographic areas. Collateral is secured based on the nature of the credit and management’s credit assessment of the customer. Total portfolio loans outstanding are recorded net of unearned income, unamortized premiums and discounts, deferred loan fees and costs, and fair value adjustments.

The quality of Citizens loan portfolios is assessed as a function of net loan losses, levels of nonperforming loans and delinquencies, and credit quality ratings. These credit quality ratings are an important part of the overall credit risk management process and evaluation of the allowance for loan losses (see Note 4 — Allowance for Loan Losses).

Past Due Loans, Nonaccrual Loans and Nonperforming Assets. Loans are considered past due if the required principal and interest payments have not been received as of the date such payments were due. Loans are generally placed on nonaccrual status when the collection of principal or interest, in full, is considered doubtful or payment of principal or interest is past due 90 days or more. When loans are placed on nonaccrual status, all interest previously accrued but unpaid is reversed against current year interest income. Cash collected on nonaccrual loans is generally applied to outstanding principal. Loans are normally restored to accrual status if and when interest and principal payments are current, it is believed that the financial condition of the borrower has improved to the extent that future principal and interest payments will be met on a timely basis, and the borrower has maintained the loan in a current status for a period of not less than six months. Nonperforming assets are comprised of nonaccrual loans, loans past due over 90 days and still accruing interest, nonperforming loans held for sale, and other repossessed assets acquired.

The following tables provide a summary of loans by class, including the delinquency status of those loans that continue to accrue interest and those loans that are nonaccrual.

	September 30, 2012
(in thousands)	Loans Accruing 30-89 Days Past Due	Loans 90+ Days Past Due & Still Accruing	Non-Accruing Loans	Total Past Due Loans	Current Portfolio Loans	Total Portfolio Loans

Land hold	$—	$—	$326	$326	$4,658	$4,984
Land development	—	—	3	3	7,518	7,521
Construction	—	—	—	—	6,689	6,689
Income producing	1,104	—	12,904	14,008	753,194	767,202
Owner-occupied	4,598	—	13,146	17,744	531,461	549,205

Total commercial real estate	5,702	—	26,379	32,081	1,303,520	1,335,601
Commercial and industrial	253	57	3,139	3,449	1,413,103	1,416,552
Small business (1)	627	—	6,051	6,678	265,766	272,444

Total commercial	6,582	57	35,569	42,208	2,982,389	3,024,597

Residential mortgage	6,029	—	15,271	21,300	548,995	570,295
Direct consumer	11,435	3	10,552	21,990	843,787	865,777
Indirect consumer	7,514	—	2,391	9,905	960,330	970,235

Total consumer	24,978	3	28,214	53,195	2,353,112	2,406,307

Total financing receivables	$31,560	$60	$63,783	$95,403	$5,335,501	$5,430,904

(1)	Amounts contained in “Commercial and industrial” on Consolidated Balance Sheets.

	December 31, 2012
(in thousands)	Loans Accruing 30-89 Days Past Due	Loans 90+ Days Past Due & Still Accruing	Non-Accruing Loans	Total Past Due Loans	Current Portfolio Loans	Total Portfolio Loans

Land hold	$21	$—	$—	$21	$6,521	$6,542
Land development	—	—	213	213	12,891	13,104
Construction	—	—	150	150	5,697	5,847
Income producing	2,508	—	21,171	23,679	890,076	913,755
Owner-occupied	2,345	—	23,798	26,143	578,970	605,113

Total commercial real estate	4,874	—	45,332	50,206	1,494,155	1,544,361
Commercial and industrial	212	766	10,633	11,611	1,235,180	1,246,791
Small business (1)	2,242	—	6,313	8,555	288,183	296,738

Total commercial	7,328	766	62,278	70,372	3,017,518	3,087,890

Residential mortgage	9,544	—	11,312	20,856	616,389	637,245
Direct consumer	17,810	4	12,115	29,929	903,385	933,314
Indirect consumer	13,067	—	953	14,020	857,066	871,086

Total consumer	40,421	4	24,380	64,805	2,376,840	2,441,645

Total financing receivables	$47,749	$770	$86,658	$135,177	$5,394,358	$5,529,535

(1)	Amounts contained in “Commercial and industrial” on Consolidated Balance Sheets.

	September 30, 2012
(in thousands)	Loans Accruing 30-89 Days Past Due	Loans 90+ Days Past Due & Still Accruing	Non-Accruing Loans	Total Past Due Loans	Current Portfolio Loans	Total Portfolio Loans

Land hold	$—	$—	$167	$167	$6,651	$6,818
Land development	216	—	12	228	22,004	22,232
Construction	—	—	257	257	5,153	5,410
Income producing	3,325	—	23,227	26,552	948,710	975,262
Owner-occupied	5,817	—	27,540	33,357	600,822	634,179

Total commercial real estate	9,358	—	51,203	60,561	1,583,340	1,643,901
Commercial and industrial	1,055	1,344	13,603	16,002	1,215,363	1,231,365
Small business (1)	1,539	—	4,933	6,472	293,655	300,127

Total commercial	11,952	1,344	69,739	83,035	3,092,358	3,175,393
Residential mortgage	9,079	—	13,074	22,153	632,408	654,561
Direct consumer	18,629	24	14,704	33,357	921,474	954,831
Indirect consumer	9,898	—	1,256	11,154	876,388	887,542

Total consumer	37,606	24	29,034	66,664	2,430,270	2,496,934

Total financing receivables	$49,558	$1,368	$98,773	$149,699	$5,522,628	$5,672,327

(1)	Amounts contained in “Commercial and industrial” on Consolidated Balance Sheets.

Credit Quality Indicators. Citizens categorizes commercial loans into risk categories based on relevant information about the ability of borrowers to service their debt such as: current financial information, historical payment experience, credit documentation, public information, and current economic trends, among other factors. Citizens analyzes commercial loans individually by classifying the loans as to credit risk. This analysis includes loans with an outstanding balance greater than $0.5 million and non-homogeneous loans, such as commercial and industrial and commercial real estate loans. Credit quality indicators are reviewed and updated as applicable on an ongoing basis in accordance with Citizens’ credit policy. Citizens uses the following definitions for risk ratings:

Special Mention. Loans classified as special mention have a potential weakness that deserves management’s close attention. If left uncorrected, these potential weaknesses may result in deterioration of the repayment prospects for the loan or of the institution’s credit position at some future date.

Substandard. Loans classified as substandard are inadequately protected by the current net worth and paying capacity of the obligor or of the collateral pledged, if any. Loans so classified have a well-defined weakness that jeopardizes the liquidation of the debt. They are characterized by the distinct possibility that the institution will sustain some loss if the deficiencies are not corrected.

Doubtful. Loans classified as doubtful have all the weaknesses inherent in those classified as substandard, with the added characteristic that the weaknesses make collection or liquidation for full value, on the basis of currently existing facts, conditions, and values, highly questionable and improbable. Commercial loans considered doubtful are evaluated for impairment as part of the specific allocated allowance.

Loans not meeting the criteria above are considered to be pass rated loans. Commercial loans by risk category of class follow.

	September 30, 2012
(in thousands)	Pass	Special Mention	Substandard	Doubtful	Total
Land hold	$2,021	$745	$2,218	$—	$4,984
Land development	7,174	144	203	—	7,521
Construction	6,689	—	—	—	6,689
Income producing	541,963	131,769	93,204	266	767,202
Owner-occupied	445,623	58,424	45,071	87	549,205

Total commercial real estate	1,003,470	191,082	140,696	353	1,335,601
Commercial and industrial	1,266,471	111,694	38,191	196	1,416,552
Small business (1)	236,974	14,975	20,432	63	272,444

Total commercial	$2,506,915	$317,751	$199,319	$612	$3,024,597

(1)	Amounts contained in “Commercial and industrial” on Consolidated Balance Sheets.

	December 31, 2011
(in thousands)	Pass	Special Mention	Substandard	Doubtful	Total
Land hold	$2,427	$803	$3,312	$—	$6,542
Land development	12,087	252	765	—	13,104
Construction	4,039	1,508	300	—	5,847
Income producing	633,855	164,756	112,458	2,686	913,755
Owner-occupied	475,604	66,576	61,429	1,504	605,113

Total commercial real estate	1,128,012	233,895	178,264	4,190	1,544,361
Commercial and industrial	1,059,316	113,126	74,307	42	1,246,791
Small business (1)	251,790	21,803	22,925	220	296,738

Total commercial	$2,439,118	$368,824	$275,496	$4,452	$3,087,890

(1)	Amounts contained in “Commercial and industrial” on Consolidated Balance Sheets.

	September 30, 2011
(in thousands)	Pass	Special Mention	Substandard	Doubtful	Total
Land hold	$2,548	$820	$3,450	$—	$6,818
Land development	12,397	295	9,540	—	22,232
Construction	3,304	1,525	577	4	5,410
Income producing	627,636	182,762	163,238	1,626	975,262
Owner-occupied	504,172	47,759	77,649	4,599	634,179

Total commercial real estate	1,150,057	233,161	254,454	6,229	1,643,901
Commercial and industrial	1,051,254	99,868	79,944	299	1,231,365
Small business (1)	255,237	23,113	21,623	154	300,127

Total commercial	$2,456,548	$356,142	$356,021	$6,682	$3,175,393

(1)	Amounts contained in “Commercial and industrial” on Consolidated Balance Sheets.

For residential and consumer loans, Citizens evaluates credit quality based on the aging status of the loan and by payment activity. Performing loans are considered to have a lower risk of loss and are on accruing status. Nonperforming loans are comprised of nonaccrual loans and loans past due over 90 days and still accruing interest. The following table presents the recorded investment in residential and consumer loans based on payment activity.

	September 30, 2012
(in thousands)	Residential Mortgage	Direct Consumer	Indirect Consumer	Total Consumer Loans
Performing	$555,024	$855,222	$967,844	$2,378,090
Nonperforming	15,271	10,555	2,391	28,217

Total	$570,295	$865,777	$970,235	$2,406,307

	December 31, 2011
(in thousand)	Residential Mortgage	Direct Consumer	Indirect Consumer	Total Consumer Loans
Performing	$625,933	$921,195	$870,133	$2,417,261
Nonperforming	11,312	12,119	953	24,384

Total	$637,245	$933,314	$871,086	$2,441,645

	September 30, 2011
(in thousands)	Residential Mortgage	Direct Consumer	Indirect Consumer	Total Consumer Loans
Performing	$641,487	$940,103	$886,286	$2,467,876
Nonperforming	13,074	14,728	1,256	29,058

Total	$654,561	$954,831	$887,542	$2,496,934

Note 4. Allowance for Loan Losses

The allowance for loan losses is a reserve established through a provision for loan losses charged to expense, which represents management’s best estimate of probable losses that have been incurred within the existing portfolio of loans. The methodology used for measuring the appropriateness of the allowance for loan losses relies on several key elements, which include specific allowances for identified impaired loans, a risk-allocated allowance for the remainder of the portfolio and a general valuation allowance estimate. For additional information regarding Citizens policies and methodology used to estimate the allowance for loan losses, see Note 1 to the Consolidated Financial Statements of Citizens’ 2011 Annual Report on Form 10-K.

The activity within the allowance for loan losses is presented below.

(in thousands)	Three Months Ended September 30, 2012
	Allowance for Loan Losses at June 30, 2012	Provision for Loan Losses	Charge-offs	Recoveries	Net charge-offs	Allowance for Loan Losses at September 30, 2012
Commercial and industrial	$8,900	$5,525	$(4,552)	$108	$(4,444)	$9,981
Small business	9,702	673	(1,039)	120	(919)	9,456
Commercial real estate	48,567	(5,222)	(5,452)	1,008	(4,444)	38,901

Total commercial	67,169	976	(11,043)	1,236	(9,807)	58,338
Residential mortgage	27,686	1,957	(3,261)	746	(2,515)	27,128
Direct consumer	31,736	263	(6,067)	1,277	(4,790)	27,209
Indirect consumer	9,529	1,999	(3,172)	1,094	(2,078)	9,450

Total	$136,120	$5,195	$(23,543)	$4,353	$(19,190)	$122,125

(in thousands)	Three Months Ended September 30, 2011
	Allowance for Loan Losses at June 30, 2011	Provision for Loan Losses	Charge-offs	Recoveries	Net charge-offs	Allowance for Loan Losses at September 30, 2011
Commercial and industrial	$17,618	$(4,122)	$(994)	$721	$(273)	$13,223
Small business	12,933	(1,161)	(1,132)	180	(952)	10,820
Commercial real estate	83,627	(1,065)	(5,860)	537	(5,323)	77,239

Total commercial	114,178	(6,348)	(7,986)	1,438	(6,548)	101,282
Residential mortgage	43,925	11,856	(18,369)	5	(18,364)	37,417
Direct consumer	32,688	10,888	(6,398)	688	(5,710)	37,866
Indirect consumer	15,501	1,085	(3,430)	633	(2,797)	13,789

Total	$206,292	$17,481	$(36,183)	$2,764	$(33,419)	$190,354

(in thousands)	Nine Months Ended September 30, 2012
	Allowance for Loan Losses at December 31, 2011	Provision for Loan Losses	Charge-offs	Recoveries	Net charge-offs	Allowance for Loan Losses at September 30, 2012
Commercial and industrial	$14,044	$5,482	$(10,607)	$1,062	$(9,545)	$9,981
Small business	12,230	1,321	(4,575)	480	(4,095)	9,456
Commercial real estate	63,999	(8,609)	(22,542)	6,053	(16,489)	38,901

Total commercial	90,273	(1,806)	(37,724)	7,595	(30,129)	58,338
Residential mortgage	36,460	1,765	(12,443)	1,346	(11,097)	27,128
Direct consumer	33,020	15,580	(24,762)	3,371	(21,391)	27,209
Indirect consumer	12,973	3,352	(9,580)	2,705	(6,875)	9,450

Total	$172,726	$18,891	$(84,509)	$15,017	$(69,492)	$122,125

(in thousands)	Nine Months Ended September 30, 2011
	Allowance for Loan Losses at December 31, 2010	Provision for Loan Losses	Charge-offs	Recoveries	Net charge-offs	Allowance for Loan Losses at September 30, 2011
Commercial and industrial	$26,619	$18,478	$(34,722)	$2,848	$(31,874)	$13,223
Small business	16,334	3,026	(9,063)	523	(8,540)	10,820
Commercial real estate	156,623	59,880	(140,952)	1,688	(139,264)	77,239

Total commercial	199,576	81,384	(184,737)	5,059	(179,678)	101,282
Residential mortgage	47,623	15,989	(26,431)	236	(26,195)	37,417
Direct consumer	32,255	22,422	(19,388)	2,577	(16,811)	37,866
Indirect consumer	16,577	4,006	(8,541)	1,747	(6,794)	13,789

Total	$296,031	$123,801	$(239,097)	$9,619	$(229,478)	$190,354

A summary of the allowance for loan losses, segregated by portfolio segment follows.

(in thousands)	September 30, 2012
	Allowance for Loans Individually Evaluated for Impairment	Allowance for Loans Collectively Evaluated for Impairment	General Allowance	Total Allowance for Loan Losses
Commercial and industrial	$195	$9,619	$167	$9,981
Small business	—	9,295	161	9,456
Commercial real estate	402	37,843	656	38,901

Total commercial	597	56,757	984	58,338
Residential mortgage	3,724	23,005	399	27,128
Direct consumer	428	26,325	456	27,209
Indirect consumer	—	9,289	161	9,450

Total allowance for loan losses	$4,749	$115,376	$2,000	$122,125

	September 30, 2012
(in thousands)	Recorded Investment of Loans Individually Evaluated for Impairment	Recorded Investment of Loans Collectively Evaluated for Impairment	Deferred (Fees)/Costs	Total Recorded Investment
Commercial and industrial	$2,360	$1,419,537	$(5,345)	$1,416,552
Small business (1)	188	271,981	275	272,444
Commercial real estate	35,806	1,300,963	(1,168)	1,335,601

Total commercial	38,354	2,992,481	(6,238)	3,024,597
Residential mortgage	17,036	553,551	(292)	570,295
Direct consumer	7,897	855,504	2,376	865,777
Indirect consumer	—	945,098	25,137	970,235

Total portfolio loans	$63,287	$5,346,634	$20,983	$5,430,904

(1)	Amounts contained in “Commercial and industrial” on Consolidated Balance Sheets.

	December 31, 2011
(in thousands)	Allowance for Loans Individually Evaluated for Impairment	Allowance for Loans Collectively Evaluated for Impairment	General Allowance	Total Allowance for Loan Losses
Commercial and industrial	$42	$13,302	$700	$14,044
Small business	—	11,730	500	12,230
Commercial real estate	4,110	58,589	1,300	63,999

Total commercial	4,152	83,621	2,500	90,273
Residential mortgage	2,837	33,623	—	36,460
Direct consumer	70	32,950	—	33,020
Indirect consumer	—	12,973	—	12,973

Total allowance for loan losses	$7,059	$163,167	$2,500	$172,726

	December 31, 2011
(in thousands)	Recorded Investment of Loans Individually Evaluated for Impairment	Recorded Investment of Loans Collectively Evaluated for Impairment	Deferred (Fees)/Costs	Total Recorded Investment
Commercial and industrial	$8,842	$1,245,902	$(7,953)	$1,246,791
Small business (1)	557	295,972	209	296,738
Commercial real estate	57,562	1,488,657	(1,858)	1,544,361

Total commercial	66,961	3,030,531	(9,602)	3,087,890
Residential mortgage	15,140	623,779	(1,674)	637,245
Direct consumer	4,607	928,930	(223)	933,314
Indirect consumer	478	850,868	19,740	871,086

Total portfolio loans	$87,186	$5,434,108	$8,241	$5,529,535

(1)	Amounts contained in “Commercial and industrial” on Consolidated Balance Sheets.

	September 30, 2011
(in thousands)	Allowance for Loans Individually Evaluated for Impairment	Allowance for Loans Collectively Evaluated for Impairment	General Allowance	Total Allowance for Loan Losses
Commercial and industrial	$96	$13,127	$—	$13,223
Small business	3	10,817	—	10,820
Commercial real estate	6,148	67,091	4,000	77,239

Total commercial	6,247	91,035	4,000	101,282
Residential mortgage	2,540	34,877	—	37,417
Direct consumer	184	37,682	—	37,866
Indirect consumer	—	13,789	—	13,789

Total allowance for loan losses	$8,971	$177,383	$4,000	$190,354

	September 30, 2011
(in thousands)	Recorded Investment of Loans Individually Evaluated for Impairment	Recorded Investment of Loans Collectively Evaluated for Impairment	Deferred (Fees)/Costs	Total Recorded Investment
Commercial and industrial	$11,588	$1,219,532	$245	$1,231,365
Small business (1)	562	299,361	204	300,127
Commercial real estate	52,452	1,593,357	(1,908)	1,643,901

Total commercial	64,602	3,112,250	(1,459)	3,175,393
Residential mortgage	14,392	640,891	(722)	654,561
Direct consumer	4,615	950,813	(597)	954,831
Indirect consumer	474	866,996	20,072	887,542

Total portfolio loans	$84,083	$5,570,950	$17,294	$5,672,327

(1)	Amounts contained in “Commercial and industrial” on Consolidated Balance Sheets.

Impaired loans. A loan is impaired when, based on current information and events, it is probable that a creditor will be unable to collect all amounts due according to the contractual terms of the loan agreement. If a loan is impaired, a specific valuation allowance is allocated, if necessary, so that the loan is reported net, at the present value of estimated future cash flows using the loan’s existing rate or at the fair value of collateral if repayment is expected solely from the collateral. Interest payments on impaired loans are typically applied to principal unless collectability of the principal amount is reasonably assured, in which case interest is recognized on a cash basis. Impaired loans, or portions thereof, are charged off when deemed uncollectible.

Citizens recognized interest income on nonperforming loans of $0.4 million and $1.9 million for the three and nine months ended September 30, 2012, respectively, and $0.3 million and $1.9 million for the three and nine months ended September 30, 2011, respectively. Had nonaccrual loans performed in accordance with their original contract terms, Citizens would have recognized additional interest income of approximately $1.7 million and $2.7 million for the three and nine months ended September 30, 2012, respectively, and approximately $1.6 million and $3.6 million for the three and nine months ended September 30, 2011, respectively. There were no significant commitments outstanding to lend additional funds to clients whose loans were classified as restructured at September 30, 2012, December 31, 2011, or September 30, 2011.

A summary of information regarding loans individually reviewed for impairment, segregated by class are set forth in the following table.

	September 30, 2012
						Average Recorded Investment
(in thousands)	Unpaid Contractual Principal Balance	Recorded Investment with No Specific Allowance	Recorded Investment with Specific Allowance	Total Recorded Investment	Specific Related Allowance	Quarter To Date	Year To Date
Nonaccrual loans (impaired)
Income producing	$17,333	$10,644	$657	$11,301	$267	$14,356	$15,636
Owner-occupied	13,547	7,149	1,664	8,813	129	11,025	13,406

Total commercial real estate	30,880	17,793	2,321	20,114	396	25,381	29,042
Commercial and industrial	10,941	1,623	736	2,359	195	8,296	7,993
Small business	193	188	—	188	—	191	162

Total commercial	42,014	19,604	3,057	22,661	591	33,868	37,197

Residential mortgage	3,762	230	3,532	3,762	814	4,065	4,770
Direct consumer	1,183	301	882	1,183	82	1,158	1,096
Indirect consumer	—	—	—	—	—	—	239

Total consumer	4,945	531	4,414	4,945	896	5,223	6,105

Total nonaccrual loans (impaired)	46,959	20,135	7,471	27,606	1,487	39,091	43,302

Accrual loans (impaired)
Income producing	873	—	873	873	3	439	3,957
Owner-occupied	14,820	14,176	644	14,820	3	15,098	15,188

Total commercial real estate	15,693	14,176	1,517	15,693	6	15,537	19,145
Small business	—	—	—	—	—	—	244

Total commercial	15,693	14,176	1,517	15,693	6	15,537	19,389

Residential mortgage	13,275	2,707	10,568	13,275	2,910	12,019	10,835
Direct consumer	6,713	4,478	2,235	6,713	346	6,782	5,762

Total consumer	19,988	7,185	12,803	19,988	3,256	18,801	16,597

Total accrual loans (impaired)	35,681	21,361	14,320	35,681	3,262	34,338	35,986

Total impaired loans	$82,640	$41,496	$21,791	$63,287	$4,749	$73,429	$79,288

	December 31, 2011
						Average Recorded Investment
(in thousands)	Unpaid Contractual Principal Balance	Recorded Investment with No Specific Allowance	Recorded Investment with Specific Allowance	Total Recorded Investment	Specific Related Allowance	Quarter To Date	Year To Date
Nonaccrual loans (impaired)
Land hold	$—	$—	$—	$—	$—	$—	$45
Land development	—	—	—	—	—	—	85
Construction	—	—	—	—	—	129	224
Income producing	23,394	9,163	8,838	18,001	2,686	18,989	19,516
Owner-occupied	22,338	13,276	3,694	16,970	1,424	19,267	17,069

Total commercial real estate	45,732	22,439	12,532	34,971	4,110	38,385	36,939
Commercial and industrial	17,197	8,196	646	8,842	42	10,215	12,499
Small business	131	66	—	66	—	66	269

Total commercial	63,060	30,701	13,178	43,879	4,152	48,666	49,707

Residential mortgage	6,610	587	6,023	6,610	1,346	9,075	10,592
Direct consumer	1,168	647	500	1,147	55	1,757	1,519
Indirect consumer	478	478	—	478	—	476	474

Total consumer	8,256	1,712	6,523	8,235	1,401	11,308	12,585

Total nonaccrual loans (impaired)	71,316	32,413	19,701	52,114	5,553	59,974	62,292

Accrual loans (impaired)
Income producing	7,476	7,476	—	7,476	—	7,497	7,524
Owner-occupied	15,115	15,115	—	15,115	—	9,125	6,166

Total commercial real estate	22,591	22,591	—	22,591	—	16,622	13,690
Small business	491	491	—	491	—	494	500

Total commercial	23,082	23,082	—	23,082	—	17,116	14,190

Residential mortgage	8,530	2,088	6,442	8,530	1,491	5,691	3,966
Direct consumer	3,460	3,360	100	3,460	15	2,854	2,570

Total consumer	11,990	5,448	6,542	11,990	1,506	8,545	6,536

Total accrual loans (impaired)	35,072	28,530	6,542	35,072	1,506	25,661	20,726

Total impaired loans	$106,388	$60,943	$26,243	$87,186	$7,059	$85,635	$83,018

	September 30, 2011
						Average Recorded Investment
(in thousands)	Unpaid Contractual Principal Balance	Recorded Investment with No Specific Allowance	Recorded Investment with Specific Allowance	Total Recorded Investment	Specific Related Allowance	Quarter To Date	Year To Date
Nonaccrual loans (impaired)
Land hold	$—	$—	$—	$—	$—	$—	$551
Land development	—	—	—	—	—	169	761
Construction	491	93	164	257	4	329	1,930
Income producing	27,646	12,432	7,545	19,977	1,626	18,513	28,706
Owner-occupied	24,955	10,384	11,181	21,565	4,518	18,697	20,981

Total commercial real estate	53,092	22,909	18,890	41,799	6,148	37,708	52,929
Commercial and industrial	20,099	10,689	899	11,588	96	12,448	20,920
Small business	131	—	65	65	3	65	698

Total commercial	73,322	33,598	19,854	53,452	6,247	50,221	74,547

Residential mortgage	13,381	1,841	11,540	13,381	2,509	13,749	11,371
Direct consumer	2,471	844	1,524	2,368	169	1,831	1,632
Indirect consumer	474	474	—	474	—	474	472

Total consumer	16,326	3,159	13,064	16,223	2,678	16,054	13,475

Total nonaccrual loans (impaired)	89,648	36,757	32,918	69,675	8,925	66,275	88,022

Accrual loans (impaired)
Income producing	7,519	7,519	—	7,519	—	7,533	5,639
Owner-occupied	3,134	3,134	—	3,134	—	3,144	3,546

Total commercial real estate	10,653	10,653	—	10,653	—	10,677	9,185
Small business	497	497	—	497	—	500	376

Total commercial	11,150	11,150	—	11,150	—	11,177	9,561

Residential mortgage	1,011	850	161	1,011	31	1,068	1,283
Direct consumer	2,247	2,147	100	2,247	15	2,262	2,084

Total consumer	3,258	2,997	261	3,258	46	3,330	3,367

Total accrual loans (impaired)	14,408	14,147	261	14,408	46	14,507	12,928

Total impaired loans	$104,056	$50,904	$33,179	$84,083	$8,971	$80,782	$100,950

Troubled Debt Restructurings. A modified loan is considered a Troubled Debt Restructuring (“TDR”) when two conditions are met: 1) the borrower is experiencing financial difficulty and 2) concessions are made that would not otherwise be considered for a borrower with similar credit characteristics. While commercial loan modifications vary depending on circumstances, the most common types of modifications for residential and consumer loans include below market rate reductions and/or maturity extensions, and generally do not include forgiveness of principal balances. Modified terms are dependent upon the financial position and needs of the individual borrower.

Citizens classifies TDRs as nonaccruing loans unless the loan qualified for accruing status at the time of the restructure, or the loan has performed according to the new contractual terms for at least six months. To qualify for accruing status at the time of the restructure, the original loan must have been less than 90 days past due at the time of the restructure and the modification must not have resulted in an impairment loss. At September 30, 2012 the majority of Citizens’ TDRs were on accrual status and all were reported as impaired. TDR classifications may be removed if the borrower demonstrates compliance with the modified terms and the restructuring agreement specifies a market rate of interest equal to that which would be provided to a borrower with similar credit at the time of restructuring. Otherwise, the loans remain classified as TDRs.

The recorded investment balance of TDRs approximated $27.8 million at September 30, 2012. TDRs of $21.4 million were on accrual status and TDRs of $6.4 million were on nonaccrual status at September 30, 2012. TDRs are evaluated separately in Citizens’ allowance for loan loss methodology based on the expected cash flows or underlying collateral of loans in this status. At September 30, 2012, the allowance for loan losses included specific reserves of $4.2 million related to TDRs, which included $3.7 million related to mortgage TDRs and $0.5 million related to direct consumer TDRs, compared to $2.7 million of specific reserves related to TDRs at September 30, 2011, which included $2.5 million related to mortgage TDRs and $0.2 million related to direct consumer TDRs . Citizens charged off $0.4 million and $1.1 million for the three and nine months ended September 30, 2012, respectively, and $2.1 million and $6.0 million for the three and nine months ended September 30, 2011, respectively, for the portion of TDRs deemed to be uncollectible.

The following table provides information on loans modified as a TDR.

	Three Months Ended September 30,
	2012				2011
(in thousands)	Number of Loans	Pre-Modification Outstanding Recorded Investment	Post-Modification Outstanding Recorded Investment	Average Coupon Rate	Number of Loans	Pre-Modification Outstanding Recorded Investment	Post-Modification Outstanding Recorded Investment	Average Coupon Rate
Residential mortgage	15	$2,399	$2,399	2.91%	10	$2,265	$2,411	2.25%
Direct consumer	5	360	360	3.39	1	331	336	5.10

Total portfolio loans	20	$2,759	$2,759	2.97	11	$2,596	$2,747	2.60

	Nine Months Ended September 30,
	2012				2011
(in thousands)	Number of Loans	Pre-Modification Outstanding Recorded Investment	Post-Modification Outstanding Recorded Investment	Average Coupon Rate	Number of Loans	Pre-Modification Outstanding Recorded Investment	Post-Modification Outstanding Recorded Investment	Average Coupon Rate
Commercial and industrial	2	$1,839	$1,500	6.50%	2	$1,807	$1,807	6.45%
Commercial real estate	—	—	—	—	2	11,988	8,283	7.42

Total commercial	2	1,839	1,500	6.50	4	13,795	10,090	7.25
Residential mortgage	29	4,732	4,732	2.69	32	8,092	8,365	2.76
Direct consumer	57	4,163	4,082	4.30	7	1,599	1,605	6.34

Total portfolio loans	88	$10,734	$10,314	3.88	43	$23,486	$20,060	5.30

The following table provides information on how loans were modified as a TDR.

	Three Months Ended September 30,		Nine Months Ended September 30,
(in thousands)	2012	2011	2012	2011
Post Modification Recorded Investment
Extended maturity	$493	$—	$2,486	$2,202
Interest rate adjustments	679	2,215	3,304	6,989
Combination of rate and maturity	1,562	532	3,735	10,869
Other (1)	25	—	789	—

Total	$2,759	$2,747	$10,314	$20,060

(1)	Other includes covenant modification, forebearance and other concessions or combination of concessions that do not consist of interest rate adjustments and/or maturity extensions.

A TDR loan is considered to have a payment default when one or more payments is over 90 days past due. At September 30, 2012, there were three loans of approximately $0.3 million modified as a TDR within the last twelve months that were in payment default.

Note 5. Long-Term Debt

The components of long-term debt are presented below.

(in thousands)	September 30, 2012	December 31, 2011
Citizens (Parent only):
Subordinated debt:
5.75% subordinated notes due February 2013	$17,214	$17,101
Variable rate junior subordinated debenture due June 2033	25,774	25,774
7.50% junior subordinated debentures due September 2066	48,677	48,677
Subsidiaries:
FHLB advances	656,700	658,484
Other borrowed funds	104,116	104,149

Total long-term debt	$852,481	$854,185

Citizens restructured $350.0 million of FHLB advances during the first nine months of 2012, extending the average remaining term on these advances to 9.0 years from 3.2 years and reducing the average interest rate to 2.55% from 3.50%. Throughout 2011, Citizens restructured $245.0 million in FHLB advances extending the average remaining term to 5.8 years from 3.3 years and reducing the average interest rate to 3.32% from 4.84%.

During the first quarter of 2010, Citizens decided to defer regularly scheduled quarterly interest payments on its outstanding junior subordinated debentures relating to its two trust preferred securities. While Citizens accrues for this obligation it is currently in arrears with the interest payments as contractually permitted. As of September 30, 2012 and December 31, 2011, the amount of the arrearage on the payments on the subordinated debentures associated with the trust preferred securities is $13.8 million and $9.8 million, respectively.

Note 6. Income Taxes

Citizens recorded income tax expense of $1.3 million for the third quarter of 2012, compared to a benefit of $12.6 million for the third quarter of 2011. The tax benefit in 2011 was largely due to Citizens recording a receivable as a result of a revocation of a tax election. For the first nine months of 2012, the income tax benefit totaled $275.5 million, compared with a benefit of $22.8 million for the same period of 2011. The increase in the tax benefit for 2012 was primarily the result of eliminating the valuation allowance against the deferred tax asset. The deferred tax asset is reviewed on a quarterly basis and based on the analysis of positive and negative evidence at June 30, 2012, including Citizens’ return to profitability over the past five quarters, no deferred tax asset valuation allowance was deemed necessary as of June 30, 2012. As a result, the deferred tax asset valuation allowance was reversed in the second quarter of 2012. As of September 30, 2012, the recorded balance of the deferred tax asset was $268.3 million, reported in Other Assets on the Consolidated Balance Sheets.

Note 7. Fair Values of Assets and Liabilities

Fair value estimates are intended to represent the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Given that there is no active market for many of Citizens’ financial instruments, Citizens has made estimates using discounted cash flow or other valuation techniques. Inputs to these valuation methods are subjective in nature, involve uncertainties, and require significant judgment and therefore cannot be determined with precision. Accordingly, the derived fair value estimates presented herein are not necessarily indicative of the amounts Citizens could realize in a current market exchange.

The fair value estimates are based on existing on- and off-balance sheet financial instruments and do not attempt to estimate the value of anticipated future business or the value of assets and liabilities that are not considered financial instruments. For example, Citizens has a substantial trust department that contributes net fee income annually. The trust department is not considered a financial instrument and its value has not been incorporated into the fair value estimates. Other significant assets and liabilities that are not considered financial assets or liabilities include Citizens’ brokerage network, net deferred tax assets (and the related valuation reserves), and premises and equipment. In addition, tax ramifications related to the recognition of unrealized gains and losses such as those within the investment securities portfolio can have a significant effect on estimated fair values and have not been considered in the estimates. For these reasons, the aggregate fair value should not be considered an indication of Citizens’ value.

Citizens groups assets and liabilities which are recorded at fair value into three levels, based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value. An asset or liability’s level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement (with Level 1 considered highest and Level 3 considered lowest). A brief description of each level follows.

Level 1 — Valuation is based upon quoted prices for identical instruments in active markets.

Level 2 — Valuation is based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques for which all significant assumptions are observable in the market.

Level 3 — Valuation is generated from model-based techniques that use at least one significant assumption not observable in the market. These unobservable assumptions reflect estimates that market participants would use in pricing the asset or liability. Valuation techniques include the use of discounted cash flow models and similar techniques.

The carrying amount, estimated fair value, and placement in the fair value hierarchy of Citizens’ financial instruments that are not measured at fair value follow.

	September 30, 2012
	Carrying Amount	Estimated Fair Value	Fair Value Measurements
(in thousands)			Level 1	Level 2	Level 3
Financial assets:
Cash and due from banks	$162,705	$162,705	$—	$162,705	$—
Money market investments	223,818	223,818	—	223,818	—
Securities held to maturity	1,313,504	1,378,310	—	1,378,310	—
FHLB and Federal Reserve stock	122,123	122,123	—	122,123	—
Net portfolio loans	5,308,779	5,163,239	—	—	5,163,239
Loans held for sale	30,062	30,062	—	11,815	18,247
Accrued interest receivable	32,088	32,088	—	32,088	—
Financial liabilities:
Deposits	7,302,965	7,324,879	—	7,324,879	—
Short-term borrowings	42,796	42,796	—	42,796	—
Long-term debt	852,481	933,690	56,952	876,738	—
Accrued interest payable	16,900	16,900	—	16,900	—

	December 31, 2011
	Carrying Amount	Estimated Fair Value	Fair Value Measurements
(in thousands)			Level 1	Level 2	Level 3
Financial assets:
Cash and due from banks	$153,418	$153,418	$—	$153,418	$—
Money market investments	313,632	313,632	—	313,632	—
Securities held to maturity	1,444,054	1,487,550	—	1,487,550	—
FHLB and Federal Reserve stock	117,943	117,943	—	117,943	—
Net portfolio loans	5,356,809	5,101,446	—	—	5,101,446
Loans held for sale	10,402	10,402	—	6,140	4,262
Accrued interest receivable	31,390	31,390	—	31,390	—
Financial liabilities:
Deposits	7,394,941	7,424,427	—	7,424,427	—
Short-term borrowings	40,098	40,098	—	40,098	—
Long-term debt	854,185	927,533	45,931	881,602	—
Accrued interest payable	14,047	14,047	—	14,047	—

The carrying amount approximates fair value for cash, money market investments, and accrued interest. The methods and assumptions used to estimate the fair value of other financial instruments, regardless if the instrument is carried at fair value or not, are set forth below. There were no changes in the valuation methods used to estimate fair value during the period ended September 30, 2012.

Securities Available for Sale. Fair value measurement is based upon quoted prices for similar assets, if available, or matrix pricing models. Matrix pricing is a mathematical technique widely used in the financial industry to value debt securities without relying exclusively on quoted market prices for the specific securities but rather by relying on the securities’ relationship to other benchmark quoted prices. The securities in the available for sale portfolio are priced by independent providers. These providers utilize pricing models that vary by asset class and incorporate available trade, bid and other market information and for structured securities, cash flow and, when available, loan performance data. Because many fixed income securities do not trade on a daily basis, the pricing applications apply available information as applicable through processes such as benchmark curves, benchmarking of like securities, sector groupings, and matrix pricing. In addition, Citizens uses model processes to assess interest rate impact and develop prepayment scenarios. The impact of unobservable inputs and proprietary models are not material to the determination of fair values of these securities. In obtaining such valuation information from third parties, Citizens has evaluated their valuation methodologies used to develop the fair values in order to determine whether such valuations are representative of the price at which a transaction would take place in current markets. Further, Citizens completes a comparison of the fair value estimates quarterly by validating the data received to date provided by a separate third party. In order to then evaluate reasonableness of the market data, Citizens also independently prices a sampling of securities using data from an independent source. Should Citizens find variances, the prices are then challenged and prices are adjusted accordingly. To date, there have been no significant findings or adjustments made by Citizens. Citizens’ principal markets for its securities portfolios are the secondary institutional markets, with an exit price that is predominantly reflective of bid level pricing in those markets.

Recurring Level 3 securities include auction rate securities issued by student-loan authorities and a taxable municipal Qualified Zone Academy Bond (“QZAB”). Due to the nature of the auction rate securities and the lack of a secondary market with active fair value indicators, Citizens used an income approach based on a discounted cash flow model utilizing significant unobservable inputs (Level 3) in the valuation process to estimate the transaction price between market participants for each group of securities as of the valuation date. The significant assumptions made in this modeling process included the liquidity and credit premiums, and fail rate formulas utilizing assumed interest payments. Due to the current illiquid market for QZAB bonds, Citizens relies on models containing significant unobservable market-based inputs to determine the fair value of these bonds.

Securities Held to Maturity. The fair value of securities classified as held to maturity are based upon quoted prices for similar assets, if available, or matrix pricing models. This process is essentially the same as the valuation methodologies and price verification functions used for securities available for sale.

FHLB and Federal Reserve Stock. The carrying amount of FHLB and Federal Reserve stock is used to approximate the fair value of these investments. These securities are not readily marketable, are recorded at cost (par value), and are evaluated for impairment based on the ultimate recoverability of the par value. Citizens considers positive and negative evidence, including the profitability and asset quality of the issuer, dividend payment history and recent redemption experience, when determining the ultimate recoverability of the par value. Citizens believes its investments in FHLB and Federal Reserve stock are ultimately recoverable at par.

Net Portfolio Loans. The fair value of loans and loan commitments is estimated based on discounted cash flows using exit-value rates at September 30, 2012 and December 31, 2011, weighted for varying maturity dates. The cash flows take into consideration current portfolio interest rates and repricing characteristics as well as assumptions relating to prepayment speeds. The discount rates take into consideration the current market interest rate environment, a credit risk component based on the credit characteristics of each loan portfolio, and a liquidity premium reflecting the liquidity or illiquidity of the market. If an entry-value rate was used to estimate fair value of loans and loan commitments, the disclosed fair value would have been higher for the periods presented.

Deposits. The estimated fair value of demand deposits (e.g., noninterest and interest bearing demand, savings, and certain types of money market accounts) are, by definition, equal to the amount payable on demand at the reporting date (i.e., their carrying amounts). Fair values for certificates of deposit are based on the discounted value of contractual cash flows at current interest rates. The estimated fair value of deposits does not take into account the value of Citizens’ long-term relationships with depositors, commonly known as core deposit intangibles, which are separate intangible assets, and not considered financial instruments.

Short-Term Borrowings. The carrying amounts of federal funds purchased, securities sold under agreement to repurchase and other short-term borrowings approximate their fair values because they frequently reprice to a market rate.

Long-Term Debt. The fair value is estimated using observable market prices and by discounting future cash flows using current interest rates for similar financial instruments.

Derivative Instruments. Substantially all derivative instruments held or issued by Citizens are traded in over-the-counter markets where quoted market prices are not readily available. Derivative instruments are priced by independent providers using observable market assumptions with adjustments based on widely accepted valuation techniques. For those derivatives, Citizens measures fair value with models that use primarily market observable inputs, such as yield curves and option volatilities, and include the value associated with counterparty credit risk (credit valuation adjustments). Citizens assessed the significance of the impact of the credit valuation adjustments on the overall valuation of its derivative positions, and determined that the credit valuation adjustments were not significant to the overall valuation of its derivatives.

Deferred Compensation Assets. Citizens has a portfolio of mutual fund investments classified as trading securities which hedge the deferred compensation liabilities for various employees, former employees and directors. These investments are traded on active exchanges with valuations obtained from readily available pricing sources for market transactions involving identical assets. Additionally, Citizens invests in a Guaranteed Income Fund which is supported by a group annuity insurance contract issued by Prudential Retirement Insurance and Annuity Company. The investment is recorded at contract value and, based on the nature of the fund, generally approximates fair value. The Guaranteed Income Fund has no maturity date and is secured only by Prudential’s general account. Therefore, the Guaranteed Income Fund is recorded as recurring Level 3.

Impaired Loans. A loan is impaired when, based on current information and events, it is probable that a creditor will be unable to collect all amounts due according to the contractual terms of the loan agreement. Impairment is typically measured based on the fair value of the underlying collateral. The fair value of the underlying collateral is determined, where possible, using market prices derived from appraisals, which are considered to be Level 2. Fair value may also be measured using the present value of expected future cash flows discounted at the loan’s effective interest rate. Since certain assumptions and unobservable inputs related to loss severity are currently being used in both techniques, impaired loans are recorded as Level 3 in the fair value hierarchy. Citizens measures impairment on all nonaccrual commercial and industrial and commercial real estate loans for which it has established specific reserves as part of the specific allocated allowance component of the allowance for loan losses. Citizens measures impairment on all residential mortgage loans over 120 days past due.

Loans Held for Sale. Residential mortgage loans held for sale are comprised of loans originated for sale in the ordinary course of business and selected nonperforming residential mortgage loans. The fair value of residential mortgage loans originated for sale in the secondary market is based on purchase commitments or quoted prices for similar loans and are classified as nonrecurring Level 2. The fair value of nonperforming residential mortgage loans is based on the fair value of the underlying collateral, net of estimated costs to sell, using market prices derived from indicative pricing models which utilize projected assumptions about loss severity Citizens believes potential investors would make or appraisals and are classified as nonrecurring Level 3.

Commercial loans held for sale are comprised primarily of loans identified for sale that are recorded at the lower of carrying amount or market value based on appraisals of the underlying collateral, which are also subject to management adjustments for loss severity based on current market conditions and recent sales activity. Fair value may also be measured using the present value of expected future cash flows discounted at the loan’s effective interest rate. Citizens records commercial loans held for sale as nonrecurring Level 3.

Other Real Estate. Other real estate (“ORE”) is comprised of commercial and residential real estate acquired through foreclosure proceedings or acceptance of a deed-in-lieu of foreclosure. Commercial properties and former branch locations are carried at fair value at the time of acquisition based on the fair value of the underlying real property, net of estimated costs to sell. This is determined using market prices derived from appraisals, which are considered to be Level 2. However, certain assumptions and unobservable inputs related to loss severity are currently being used by appraisers and management, therefore, qualifying the assets as Level 3 in the fair value hierarchy. Residential real estate is recorded at the fair value of the underlying real property, net of estimated costs to sell, using market prices derived from indicative pricing models which utilize projected assumptions Citizens believes potential investors would make or appraisals and are classified as nonrecurring Level 3. Losses arising from the initial acquisition of such properties are charged against the allowance for loan losses at the time of transfer. Subsequent valuation adjustments to reflect fair value, as well as gains and losses on disposal of these properties, are charged to noninterest expense as incurred. Citizens records ORE properties as nonrecurring Level 3.

Repossessed Assets. Repossessed assets consist of consumer assets acquired to satisfy the consumer’s outstanding delinquent debt. These assets consist of automobiles, boats, recreational vehicles and other personal items. These assets are carried at fair value, net of estimated costs to sell, based on internally developed procedures. Citizens records repossessed assets as nonrecurring Level 3.

Some of the assets and liabilities discussed above are measured on a recurring basis while others are measured on a nonrecurring basis, with the determination based upon applicable existing accounting pronouncements. For example, investment securities available for sale, derivative instruments, and deferred compensation assets are recorded at fair value on a recurring basis. Other assets, such as loans held for sale, impaired loans, other real estate, and repossessed assets are recorded at fair value on a nonrecurring basis. Goodwill and core deposit intangibles are measured for impairment on a nonrecurring basis and are written down when the value of the individual asset has declined below carrying value.

The following table presents the balances of assets and liabilities that were measured at fair value on a recurring basis.

September 30, 2012
(in thousands)	Total	Level 1	Level 2	Level 3
Securities available for sale:
Collateralized mortgage obligations	$411,731	$—	$411,725	$6
Mortgage-backed	1,018,853	—	1,018,853	—
State and municipal	110,696	—	109,988	708
Other	287	—	54	233

Total available for sale	1,541,567	—	1,540,620	947
Other assets:
Derivatives designated as hedging instruments	1,217	—	1,217	—
Derivatives not designated as hedging instruments	14,898	—	14,898	—
Deferred compensation assets	8,796	6,915	—	1,881

Total other assets	24,911	6,915	16,115	1,881

Total	$1,566,478	$6,915	$1,556,735	$2,828

Other liabilities:
Derivatives designated as hedging instruments	$7,515	$—	$7,515	$—
Derivatives not designated as hedging instruments	15,521	—	15,521	—

Total	$23,036	$—	$23,036	$—

December 31, 2011
(in thousands)	Total	Level 1	Level 2	Level 3
Securities available for sale:
Collateralized mortgage obligations	$365,302	$—	$365,294	$8
Mortgage-backed	823,852	—	823,852	—
State and municipal	123,308	—	121,862	1,446
Other	271	—	38	233

Total available for sale	1,312,733	—	1,311,046	1,687
Other assets:
Derivatives designated as hedging instruments	3,791	—	3,791	—
Derivatives not designated as hedging instruments	17,088	—	17,088	—
Deferred compensation assets	8,477	6,791	—	1,686

Total other assets	29,356	6,791	20,879	1,686

Total	$1,342,089	$6,791	$1,331,925	$3,373

Other liabilities:
Derivatives designated as hedging instruments	$2,317	$—	$2,317	$—
Derivatives not designated as hedging instruments	17,614	—	17,614	—

Total	$19,931	$—	$19,931	$—

There were no transfers between levels within the fair value hierarchy nor were there any purchases, sales, or issuances during the three and nine month periods ended September 30, 2012. The following table presents the reconciliation of Level 3 assets held by Citizens.

		Net Realized/Unrealized Gains (Losses)
	Balance at Beginning of Period	Recorded in Earnings		Recorded in Other Comprehensive Income (Pretax)	Purchases	Sales	Settlements	Balance at End of Period
(in thousands)		Realized (1)	Unrealized
Three Months Ended September 30, 2012
Securities available for sale
Collateralized mortgage obligations	$6	$—	$—	$—	$—	$—	$—	$6
State and municipal	1,447	612	—	99	—	—	(1,450)	708
Other	233	3	—	(3)	—	—	—	233
Deferred compensation assets	1,851	—	—	—	538	(508)	—	1,881

Total	$3,537	$615	$—	$96	$538	$(508)	$(1,450)	$2,828

Nine Months Ended September 30, 2012
Securities available for sale
Collateralized mortgage obligations	$8	$—	$—	$—	$—	$—	$(2)	$6
State and municipal	1,446	628	—	84	—	—	(1,450)	708
Other	233	10	—	(10)	—	—	—	233
Deferred compensation assets	1,686	—	—	—	825	(630)	—	1,881

Total	$3,373	$638	$—	$74	$825	$(630)	$(1,452)	$2,828

(1)	Net realized gains and losses, including discount accretions, are contained in the line item “Interest Income” on the Consolidated Statements of Operations.

The following table includes assets measured at fair value on a nonrecurring basis that have had a fair value adjustment.

September 30, 2012 (in thousands)	Initial Carrying Value	Fair Value
		Total	Level 1	Level 2	Level 3
Impaired loans	$78,200	$31,101	$—	$—	$31,101
Commercial loans held for sale	36	—	—	—	—
Residential mortgage loans held for sale	708	214	—	—	214
Other real estate	3,764	2,244	—	—	2,244
Repossessed assets	2,566	1,412	—	—	1,412

Total	$85,274	$34,971	$—	$—	$34,971

The following table represents quantitative information about Level 3 fair value measurements.

(in thousands)	Fair Value at September 30, 2012	Valuation Technique	Unobservable Input		Range (Weighted Average)
Securities available for sale:
Collateralized mortgage obligations	$6	Cost	None	(1)	None
State and municipal	708	Discounted Cash Flow	Liquidity Premium		1.0%-1.5%(1.4%)
			Credit Premium		1.3%-2.7%(2.3%)
			Fail Rate		1.2%-2.0%(1.8%)
Other	233	Discounted Cash Flow	Liquidity Premium		2.0%-2.5%(2.4%)
			Credit Premium		2.8%-5.5%(4.5%)
			Fail Rate		1.2%-1.5%(1.4%)
Deferred compensation assets	1,881	Contract Value	None	(2)	None
Impaired loans	31,101	Comparative Sales	Loss Severity Discount		0% - 100% (65%)
Residential mortgage loans held for sale	214	Comparative Sales	Loss Severity Discount		6% - 100% (70%)
Other real estate	2,244	Comparative Sales	Loss Severity Discount		2% - 100% (40%)
Repossessed assets	1,412	Comparative Sales	Loss Severity Discount		45% - 45% (45%)

(1)	Carrying value approximates fair value.
(2)	Contract value approximates fair value.

The significant unobservable inputs used in the fair value measurement of Citizens’ recurring Level 3 securities are the liquidity and credit premiums and fail rate formula. A change in these inputs to a different amount would not result in a material change in fair value.

Note 8. Pension Benefit Cost

Effective December 31, 2006, Citizens’ defined benefit pension plan was “frozen,” preserving prior earned benefits but discontinuing the accrual of further benefits. Citizens recognizes the change in the funded status (i.e. the difference between the fair value of plan assets and the projected benefit obligations) of its retirement plans as an adjustment to accumulated other comprehensive income, net of tax. This adjustment represents the unrecognized actuarial losses and unrecognized prior service costs. The components of retirement benefit cost are presented below.

	Three Months Ended September 30,		Nine Months Ended September 30,
(in thousands)	2012	2011	2012	2011
Defined benefit pension plans
Interest cost	$847	$955	$2,610	$2,865
Expected return on plan assets	(1,055)	(1,018)	(3,165)	(3,053)
Amortization of unrecognized:
Prior service cost	8	8	23	23
Net actuarial loss	761	833	2,346	2,498

Net pension cost	561	778	1,814	2,333

Supplemental pension plans
Interest cost	11	189	221	567
Amortization of unrecognized:
Net actuarial loss	6	5	29	14

Net pension cost	17	194	250	581

Postretirement benefit plans
Interest cost	19	(43)	59	245
Amortization of unrecognized:
Prior service cost	(229)	(107)	(688)	(251)
Net actuarial (gain) loss	(45)	37	(135)	(107)

Net postretirement benefit cost	(255)	(113)	(764)	(113)

Defined contribution retirement and 401(k) plans
Employer contributions	403	—	1,341	—

Total periodic benefit cost	$726	$859	$2,641	$2,801

Citizens maintains multiple employee benefit plans, including defined benefit pension, supplemental pension, postretirement healthcare, and defined contribution retirement 401(k). Citizens made a cash contribution of $2.7 million to the defined benefit pension plan during the first nine months of 2012 and does not expect to make an additional contribution for the remainder of the year. During the first nine months of 2012, Citizens contributed $0.4 million to the supplemental pension plans and anticipates that an additional $0.1 million of contributions will be made during the remaining three months of the year. Citizens contributed $0.1 million to the postretirement benefit plan during the first nine months of 2012 and anticipates making an additional $0.1 million in contributions for the remaining portion of the year. Citizens suspended the 401(k) matching funds and annual discretionary contributions during the third quarter of 2009. The Board of Directors approved the reinstatement of the 401(k) matching funds effective January 1, 2012. Contributions to the 401(k) savings plan will be matched 50% on the first 2% of salary deferred and 25% on the next 6% deferred.

The pension plan assets for which Citizens determines fair value include a short-term pooled money fund, equity, and fixed income securities, all of which fall into Level 2 in the fair value hierarchy at September 30, 2012. Citizens’ pension plan assets are invested solely in pooled separate account funds, which are managed by Prudential. The net asset values (“NAV”) are based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of units outstanding. The NAV’s unit price of the pooled separate accounts is not quoted on any market; however, the unit price is based on the underlying investments which are traded in an active market and are priced by independent providers. Citizens has evaluated their valuation methodologies used to develop the fair values in order to determine whether such valuations are representative of an exit price in Citizens’ principal markets. Further, Citizens has developed an internal, independent price verification function that performs annual testing on valuations received from third parties. There are no significant restrictions on Citizens’ ability to sell any of the investments in the pension plan.

The estimated fair values of Citizens’ pension plan assets follows.

September 30, 2012
(in thousands)	Total	Level 1	Level 2	Level 3
Asset Category
Short-term pooled money fund	$2,880	$—	$2,880	$—
Equity securities
Large cap	19,005	—	19,005	—
Mid-cap	4,639	—	4,639	—
Small-cap	6,631	—	6,631	—
International equity	9,967	—	9,967	—
Fixed income securities
Intermediate term fixed	22,105	—	22,105	—

Total	$65,227	$—	$65,227	$—

Note 9. Stock-Based Compensation

Citizens has a stock-based compensation plan authorizing the granting of incentive and nonqualified stock options, nonvested stock awards (also known as restricted stock), restricted stock units, and performance awards to employees and non-employee directors. At September 30, 2012, Citizens had 934,192 shares of common stock reserved for future issuance under the current plan. The compensation cost for share based awards is recognized over the requisite service period of the award. The requisite service period is presumed to be the stated vesting period or the estimated time that will be required to satisfy any performance conditions. Restricted shares are included in outstanding stock totals, and are entitled to receive dividends and have voting rights. Restricted stock units have no voting or dividend rights but have dividend equivalent rights entitling them to additional shares at the time the units are settled for common stock. There have been no options granted since 2006 and no recognized costs associated with stock options since 2009.

The following table sets forth the total stock-based compensation expense resulting from restricted stock units and restricted stock awards included in the Consolidated Statements of Operations.

	Three Months Ended September 30,		Nine Months Ended September 30,
(in thousands)	2012	2011	2012	2011
Restricted stock compensation and restricted stock unit compensation	$1,100	$713	$2,717	$2,079
Income tax benefit	(385)	(250)	(951)	(728)

Total stock-based compensation expense after income taxes	$715	$463	$1,766	$1,351

New shares are issued when stock options are exercised. Citizens presents excess tax benefits from the exercise of stock options, if any, as financing cash inflows and as operating cash outflows on the Consolidated Statements of Cash Flows.

As of September 30, 2012, $6.5 million of total unrecognized compensation cost related to restricted stock is expected to be recognized over a weighted average period of 1.8 years.

The following table summarizes restricted stock activity.

	Number of Shares	Weighted-Average Per Share Grant Date Fair Value
Restricted stock at December 31, 2011	825,969	$9.27
Granted	299,788	16.85
Vested	(81,299)	11.33
Forfeited	(26,127)	11.59

Restricted stock at September 30, 2012 (1)	1,018,331	$11.28

(1)	Includes 75,814 vested shares under restriction prohibiting sale until conditions are met, including two years from grant date and certain TARP payments are made.

The total fair value of restricted stock vested during the nine months ended September 30, 2012 was $1.3 million.

Note 10. Earnings Per Common Share

Earnings per common share is computed using the two-class method. As of September 30, 2012, potential common stock that would be generated from restrictions lapsing on unvested shares as well as additional shares issued through the exercise of stock options and warrants totaled 2,919,231 shares. As a result of being anti-dilutive, these shares were excluded from the computation of dilutive earnings per share. A reconciliation of the numerators and denominators of the basic and diluted earnings per common share computations follows.

	Three Months Ended September 30,		Nine Months Ended September 30,
(in thousands, except per share amounts)	2012	2011	2012	2011
Numerator:
Net Income (loss)	$20,991	$32,944	$349,028	$(11,577)
Dividend on redeemable preferred stock	(6,130)	(5,761)	(18,127)	(17,088)

Net income (loss) attributable to common shareholders	14,861	27,183	330,901	(28,665)
Net income allocated to participating securities	374	553	7,571	—

Net income (loss) after allocation to participating securities	$14,487	$26,630	$323,330	$(28,665)

Denominator:
Weighted average shares outstanding	40,507	40,251	40,393	39,997
Less: participating securities included in weighted average shares outstanding	(1,018)	(818)	(924)	(579)

Weighted average shares outstanding for basic and dilutive earnings per common share	39,489	39,433	39,469	39,418

Basic net income (loss) per common share	$0.37	$0.68	$8.19	$(0.73)
Diluted net income (loss) per common share	0.37	0.68	8.19	(0.73)

During the first quarter of 2010, Citizens suspended quarterly cash dividend payments on its fixed-rate cumulative perpetual preferred stock, Series A Preferred Stock, issued to and owned by the U.S. Department of the Treasury as part of the Treasury’s Capital Purchase Program. Citizens has both the intent and ability in the future to pay these dividends and therefore accrues for this obligation. Citizens is currently in arrears in the amount of $44.2 million and $31.5 million with the dividend payments on the Series A Preferred Stock as of September 30, 2012 and December 31, 2011, respectively. For additional information about the Series A Preferred Stock, see Note 14 to the Consolidated Financial Statements of Citizens’ 2011 Annual Report on Form 10-K.

Note 11. Lines of Business

Citizens is managed along the following business lines: Regional Banking, Specialty Consumer, Specialty Commercial, Wealth Management, and Other. Selected line of business information for the three and nine months ended September 30, 2012 and 2011 is provided below. Certain amounts have been reclassified to conform with the current year presentation. These reclassifications do not have a significant effect on any one line of business and do not change the total results of Citizens. There are no significant intersegmental revenues. For additional information about the business lines, see Note 15 to the Consolidated Financial Statements of Citizens’ 2011 Annual Report on Form 10-K.

(in thousands)	Regional Banking	Specialty Consumer	Specialty Commercial	Wealth Mgmt	Other	Total
Earnings Summary - Three Months Ended September 30, 2012
Net interest income (taxable equivalent)	$53,366	$8,985	$16,622	$29	$(1,694)	$77,308
Provision for loan losses	5,692	4,045	(4,542)	—	—	5,195

Net interest income (loss) after provision	47,674	4,940	21,164	29	(1,694)	72,113
Noninterest income	17,817	179	531	3,635	1,548	23,710
Noninterest expense	50,555	4,092	3,104	2,394	11,910	72,055

Income (loss) before income taxes	14,936	1,027	18,591	1,270	(12,056)	23,768
Income tax expense (benefit) (taxable equivalent)	5,228	359	6,507	445	(9,762)	2,777

Net income (loss)	$9,708	$668	$12,084	$825	$(2,294)	$20,991

Average assets (in millions)	$2,989	$1,600	$1,244	$22	$3,869	$9,724

Earnings Summary - Three Months Ended September 30, 2011
Net interest income (taxable equivalent)	$53,340	$9,962	$12,917	$125	$4,323	$80,667
Provision for loan losses	5,292	15,267	(3,078)	—	—	17,481

Net interest income (loss) after provision	48,048	(5,305)	15,995	125	4,323	63,186
Noninterest income	18,662	59	2,262	3,620	(176)	24,427
Noninterest expense	53,429	4,010	3,329	2,567	2,076	65,411

Income (loss) before income taxes	13,281	(9,256)	14,928	1,178	2,071	22,202
Income tax expense (benefit) (taxable equivalent)	4,649	(3,240)	5,224	412	(17,787)	(10,742)

Net income (loss)	$8,632	$(6,016)	$9,704	$766	$19,858	$32,944

Average assets (in millions)	$3,196	$1,650	$1,041	$18	$3,691	$9,596

(in thousands)	Regional Banking	Specialty Consumer	Specialty Commercial	Wealth Mgmt	Other	Total
Earnings Summary - Nine Months Ended September 30, 2012
Net interest income (taxable equivalent)	$156,909	$25,882	$48,670	$87	$661	$232,209
Provision for loan losses	24,024	6,666	(11,799)	—	—	18,891

Net interest income after provision	132,885	19,216	60,469	87	661	213,318
Noninterest income	52,512	546	1,914	10,819	4,505	70,296
Noninterest expense	151,905	12,692	9,573	7,377	23,947	205,494

Income (loss) before income taxes	33,492	7,070	52,810	3,529	(18,781)	78,120
Income tax expense (benefit) (taxable equivalent)	11,722	2,475	18,484	1,235	(304,824)	(270,908)

Net income	$21,770	$4,595	$34,326	$2,294	$286,043	$349,028

Average assets (in millions)	$3,016	$1,576	$1,225	$22	$3,720	$9,559

Earnings Summary - Nine Months Ended September 30, 2011
Net interest income (taxable equivalent)	$162,701	$28,132	$34,247	$423	$15,370	$240,873
Provision for loan losses	56,710	26,533	40,558	—	—	123,801

Net interest income (loss) after provision	105,991	1,599	(6,311)	423	15,370	117,072
Noninterest income	53,208	1,716	3,181	11,355	1,435	70,895
Noninterest expense	164,598	13,997	12,100	7,226	18,590	216,511

Income (loss) before income taxes	(5,399)	(10,682)	(15,230)	4,552	(1,785)	(28,544)
Income tax expense (benefit) (taxable equivalent)	(1,890)	(3,739)	(5,331)	1,593	(7,600)	(16,967)

Net income (loss)	$(3,509)	$(6,943)	$(9,899)	$2,959	$5,815	$(11,577)

Average assets (in millions)	$3,324	$1,645	$1,055	$18	$3,677	$9,719

Note 12. Commitments, Contingent Liabilities and Guarantees

In accordance with GAAP, the unaudited Consolidated Financial Statements do not reflect various loan commitments (unfunded loans and unused lines of credit) and letters of credit originated in the normal course of business. Loan commitments are made to accommodate the financial needs of clients. Letters of credit guarantee future payment of client financial obligations to third parties. They are normally issued for services provided or to facilitate the shipment of goods. Both arrangements have essentially the same level of credit risk as that associated with extending loans to clients and are subject to Citizens’ normal credit policies. Inasmuch as these arrangements generally have fixed expiration dates or other termination clauses, most expire unfunded and do not necessarily represent future liquidity requirements. Collateral is obtained based on Citizens’ assessment of the client and may include receivables, inventories, real property, and equipment.

Amounts available to clients under loan commitments and standby letters of credit follow.

(in thousands)	September 30, 2012	December 31, 2011
Loan commitments and letters of credit:
Commitments to extend credit	$943,985	$932,435
Asset-based lending participations	86,467	151,194
Financial standby letters of credit	109,611	125,401
Performance standby letters of credit	1,756	3,571
Deferred standby letter of credit fees	601	1,123

At September 30, 2012 and December 31, 2011, a liability of $1.9 million was recorded for possible losses on commitments to extend credit. In accordance with applicable accounting standards related to guarantees, Citizens defers fees collected in connection with the issuance of standby letters of credit. The fees are then recognized in income proportionately over the life of the standby letter of credit agreement.

Prior to June 2008, when Citizens sold its residential mortgage originations to several secondary market participants, it made various standard representations and warranties. The specific representations and warranties made by Citizens depended on the nature of the transaction and the requirements of the buyer. In the event of a breach of the representations and warranties, Citizens may be required to either repurchase the mortgage loans (generally at unpaid principal balance plus accrued interest) with the identified defects or indemnify the investor. For the three month periods ended September 30, 2012 and 2011, Citizens repurchased $2.3 million and $1.0 million of loans, respectively, pursuant to such provisions. Citizens recorded $1.3 million and $0.5 million for the three month periods ended September 30, 2012 and 2011, respectively, in Other Expense on the Consolidated Statements of Operations related to repurchasing or indemnifying such loans. For the nine month periods ended September 30, 2012 and 2011, Citizens repurchased $4.7 million and $1.5 million of loans, respectively, pursuant to such provisions. Citizens recorded $4.9 million and $3.5 million for the nine month periods ended September 30, 2012 and 2011, respectively, in Other Expense on the Consolidated Statements of Operations related to repurchasing or indemnifying such loans.

Note 13. Derivatives and Hedging Activities

Risk Management Objective of Using Derivatives. Citizens is exposed to certain risks arising from both its business operations and economic conditions. Citizens manages economic risks, including interest rate, liquidity, and credit risk, primarily through the amount, sources, and duration of its assets and liabilities and the use of derivative financial instruments. Specifically, Citizens enters into derivative financial instruments to manage exposures that arise from business activities that result in the receipt or payment of future known and uncertain cash amounts, the value of which are determined by interest rates. Citizens’ derivative financial instruments are used to manage differences in the amount, timing, and duration of its known or expected cash receipts and cash payments principally related to certain variable-rate loan assets and fixed and floating rate liabilities. When entering into an interest rate swap, Citizens and a counterparty agree to exchange cash flows based on a specified notional amount multiplied by an interest rate. Typically Citizens will pay a fixed rate and receive a floating rate (or vice versa), though paying one floating rate and receiving another is possible. In all cases the underlying notional amount is not exchanged. When Citizens purchases an interest rate cap, it receives variable-rate amounts from a counterparty if a specific interest rate index rises above the strike rate on the contract in exchange for an upfront premium.

Fair Values of Derivative Instruments on the Consolidated Balance Sheets. The table below presents the fair value of Citizens’ derivative financial instruments as well as their classification on the Consolidated Balance Sheets.

	Other Assets		Other Liabilities
(in thousands)	September 30, 2012	December 31, 2011	September 30, 2012	December 31, 2011
Derivatives designated as hedging instruments Interest rate products	$1,217	$3,791	$7,515	$2,317
Derivatives not designated as hedging instruments Interest rate products	14,898	17,088	15,521	17,614

Total derivatives	$16,115	$20,879	$23,036	$19,931

Cash Flow Hedges of Interest Rate Risk. Citizens’ objective in using cash flow hedges is to add stability to net interest income through managing its income exposure to changes in market interest rates. To accomplish this objective, Citizens uses interest rate swaps and caps as part of its interest rate risk management strategy. Citizens had twelve interest rate caps and swaps with an aggregate notional amount of $385.0 million at September 30, 2012 and December 31, 2011 that were designated as cash flow hedges of interest rate risk.

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recorded in accumulated other comprehensive income and is subsequently reclassified into earnings in the period that the hedged forecasted transaction affects earnings. During 2012 and 2011, such derivatives were used to hedge the variable cash inflows and outflows associated with existing pools of prime and LIBOR-based loan assets and liabilities. The ineffective portion of the change in fair value of the derivatives is recognized directly in earnings. No hedge ineffectiveness was recognized during the three and nine months ended September 30, 2012 and 2011.

Amounts reported in accumulated other comprehensive income related to derivatives are reclassified to interest income as interest payments are received on Citizens’ variable-rate assets. Citizens accelerated the reclassification of unrealized gains in accumulated other comprehensive income of less than $0.1 million for the nine months ended September 30, 2012 and $0.2 million and $0.7 million for the three and nine months ended September 30, 2011, respectively, to earnings as a result of the hedged forecasted transactions becoming probable not to occur. There was no reclassification of unrealized gains accelerated for the three months ended September 30, 2012. During the next twelve months, Citizens estimates that there will be no derivatives reclassified as an increase to interest income and $2.6 million as an increase to interest expense.

The following tables summarize the impact of cash flow hedges on the Consolidated Financial Statements.

	Derivative Impact on OCI Gain (Loss)
Derivatives Relationship (in thousands)	Recognized in OCI		Location Reclassified in Statement of Operations	Reclassified from Accumulated OCI into Statement of Operations
	Three Months Ended September 30,			Three Months Ended September 30,
	2012	2011		2012	2011
Cash flow hedges:
			Interest income	$34	$547
Interest rate products	$(2,665)	$(697)	Interest expense	(634)	—
			Other income	—	182

Total	$(2,665)	$(697)		$(600)	$729

	Derivative Impact on OCI Gain (Loss)
Derivatives Relationship (in thousands)	Recognized in OCI		Location Reclassified in Statement of Operations	Reclassified from Accumulated OCI into Statement of Operations
	Nine Months Ended September 30,			Nine Months Ended September 30,
	2012	2011		2012	2011
Cash flow hedges:			Interest income	$406	$2,418
Interest rate products	$(9,541)	$(680)	Interest expense	(1,843)	—
			Other income	6	717

Total	$(9,541)	$(680)		$(1,431)	$3,135

Fair Value Hedges of Interest Rate Risk. Citizens is exposed to changes in the fair value of certain of its fixed-rate assets and liabilities due to changes in market interest rates. Citizens utilizes derivatives designated as fair value hedges to mitigate this market value risk. At September 30, 2012, Citizens had no derivatives designated as fair value hedges.

For derivatives that are designated and qualify as fair value hedges, the gain or loss on the derivative as well as the offsetting loss or gain on the hedged item attributable to the hedged risk are recognized in earnings. Citizens includes the gain or loss on the hedged items in the same line item in the Statements of Operations as the offsetting loss or gain on the related derivatives. During the three and nine months ended September 30, 2012 and the three months ended September 30, 2011, Citizens did not recognize any gains in interest expense related to hedge ineffectiveness. Citizens recognized gains of $0.7 million in interest expense related to hedge ineffectiveness for the nine months ended September 30, 2011. Citizens recognized no net reduction to interest expense during the three and nine months ended September 30, 2012 and the three months ended September 30, 2011. Citizens recognized a net reduction to interest expense of $0.4 million during the nine months ended September 30, 2011, which includes net settlements of the derivatives and any amortization adjustment in the basis of the hedged item. In addition, during the three and nine months ended September 30, 2012 and September 30, 2011, Citizens recognized a net reduction to interest expense of $0.1 million, $0.4 million, $0.2 million and $0.6 million, respectively, related to the amortization adjustment of the basis in the hedged items that were in a hedging relationship with hedges that were terminated.

The following table summarizes the impact of fair value hedges on the Consolidated Financial Statements.

	Derivative Contract (Loss) Gain			Hedged Item Gain (Loss)
Derivatives Relationship (in thousands)	Location in Statement of Operations	Three Months Ended September 30,		Location in Statement of Operations	Three Months Ended September 30,
		2012	2011		2012	2011
Fair value hedges:
Interest rate products	Interest expense	$—	$—	Interest expense	$—	$—

	Derivative Contract (Loss) Gain			Hedged Item Gain (Loss)
Derivatives Relationship (in thousands)	Location in Statement of Operations	Nine Months Ended September 30,		Location in Statement of Operations	Nine Months Ended September 30,
		2012	2011		2012	2011
Fair value hedges:
Interest rate products	Interest expense	$—	$(1,107)	Interest expense	$—	$1,818

Derivatives Not Designated as Hedges. Citizens does not use derivatives for trading or speculative purposes and does not use credit derivatives for any purpose. Derivatives not designated as hedges are used to manage Citizens’ exposure to interest rate movements and other identified risks but do not satisfy the conditions for hedge accounting. Changes in the fair value of derivatives not designated in hedging relationships are recorded directly into earnings. Additionally, Citizens holds interest rate derivatives, including interest rate swaps and option products, resulting from a service Citizens provides to certain clients. Citizens executes interest rate derivatives with commercial banking clients to facilitate their respective risk management strategies. Those derivatives are simultaneously hedged by offsetting derivatives that Citizens executes with a third party, such that Citizens minimizes its net risk exposure resulting from such transactions. As of September 30, 2012 and December 31, 2011, Citizens had 140 derivative transactions with an aggregate notional amount of $501.3 million and 156 derivative transactions with an aggregate notional amount of $527.4 million, respectively, related to this program.

The following table summarizes the impact of derivatives not designated as hedges on the Consolidated Financial Statements.

		Amount of (Loss) Gain Recognized in Statement of Operations
Derivatives Relationship (in thousands)	Location of (Loss) Gain Recognized in Statement of Operations	Three Months Ended September 30,
		2012	2011
Derivatives not designated as hedges - Interest rate products	Other income	$(83)	$(268)

		Amount of (Loss) Gain
Derivatives Relationship (in thousands)	Location of (Loss) Gain Recognized in Statement of Operations	Nine Months Ended September 30,
		2012	2011
Derivatives not designated as hedges - Interest rate products	Other income	$(96)	$(458)

Credit-Risk-Related Contingent Features. Citizens has agreements with its derivative counterparties that contain a provision where if Citizens defaults on any of its indebtedness, including a default where repayment of the indebtedness has not been accelerated by the lender, then it could also be declared in default on its derivative obligations. Citizens also has agreements with certain derivative counterparties that contain a provision where if it fails to maintain its status as a well or adequately capitalized institution, then the counterparty could terminate the derivative positions and Citizens would be required to settle its obligations under the agreements.

As of September 30, 2012, the fair value of derivatives in a net liability position with all counterparties, which includes accrued interest, but excludes any adjustment for nonperformance risk related to these agreements, was $21.8 million. As of September 30, 2012, Citizens had minimum collateral posting requirements with its derivative counterparties resulting in assigned collateral of $30.6 million. As of September 30, 2012 no circumstances could have been triggered to require Citizens to pledge additional collateral.

In addition, if Citizens’ credit rating is reduced below investment grade, then a termination event is deemed to have occurred with one of its counterparties and the counterparty has the right to terminate all affected transactions under the related agreement. Citizens has breached these provisions with respect to a Moody’s rating below investment grade at August 6, 2009 and may be required to settle its obligations under the agreement at the termination value. Citizens may be required to pay additional amounts due in excess of amounts previously posted as collateral. As of September 30, 2012, the termination value approximated $5.6 million.

Citizens does not offset fair value amounts recognized for the right to reclaim cash collateral (a receivable) or the obligation to return cash collateral (a payable) against recognized fair value amounts of derivatives executed with the same counterparty under a master netting agreement. Citizens has the right to reclaim collateral assigned of $30.6 million.

Note 14. Regulatory Matters

On April 19, 2012, Citizens announced that, effective April 17, 2012, the Federal Reserve Bank of Chicago and the Michigan Office of Financial and Insurance Regulation have terminated their written agreement with Citizens, and its subsidiary, Citizens Bank dated July 28, 2010.

Note 15. Business Combination

On September 13, 2012, Citizens and FirstMerit announced the signing of a definitive agreement under which FirstMerit will acquire Citizens in a stock-for-stock merger transaction. Under the terms of the agreement, Citizens’ shareholders will receive a fixed 1.37 shares of FirstMerit common stock in exchange for each share of Citizens’ common stock.

Subject to receipt of requisite approvals, FirstMerit also expects to repay Citizens’ approximately $345 million of TARP preferred stock, which includes $45 million of estimated deferred dividends, held by the Treasury at closing. The merger has been unanimously approved by the Boards of Directors of both Citizens and FirstMerit and is subject to customary closing conditions, including receipt of regulatory approvals and approval by both companies’ shareholders. In the third quarter of 2012, Citizens recorded $4.4 million of merger-related expenses in professional services. The transaction is expected to close in the second quarter of 2013.

Consolidated Balance Sheets

Citizens Republic Bancorp, Inc.

	December 31,
(in thousands, except share amounts)	2011	2010
Assets
Cash and due from banks	$153,418	$127,585
Money market investments	313,632	409,079
Investment securities:
Securities available for sale, at fair value	1,312,733	2,049,528
Securities held to maturity, at amortized cost (fair value of $1,487,550 and $469,421, respectively)	1,444,054	474,832

Total investment securities	2,756,787	2,524,360
FHLB and Federal Reserve stock	117,943	143,873
Portfolio loans:
Commercial and industrial	1,543,529	1,474,227
Commercial real estate	1,544,361	2,120,735

Total commercial	3,087,890	3,594,962
Residential mortgage	637,245	756,245
Direct consumer	933,314	1,045,530
Indirect consumer	871,086	819,865

Total portfolio loans	5,529,535	6,216,602
Less: Allowance for loan losses	(172,726)	(296,031)

Net portfolio loans	5,356,809	5,920,571
Loans held for sale	10,402	40,347
Premises and equipment	97,970	104,714
Goodwill	318,150	318,150
Other intangible assets	7,428	10,454
Bank owned life insurance	220,280	217,757
Other assets	110,030	148,755

Total assets	$9,462,849	$9,965,645

Liabilities
Noninterest-bearing deposits	$1,614,311	$1,325,383
Interest-bearing demand deposits	951,590	947,953
Savings deposits	2,627,665	2,600,750

Core deposits	5,193,566	4,874,086
Time deposits	2,201,375	2,852,748

Total deposits	7,394,941	7,726,834
Federal funds purchased and securities sold under agreements to repurchase	40,098	41,699
Other short-term borrowings	—	620
Other liabilities	154,088	152,072
Long-term debt	854,185	1,032,689

Total liabilities	8,443,312	8,953,914
Shareholders’ Equity
Preferred stock - no par value:
Authorized - 5,000,000 shares; Issued and outstanding - 300,000 at 12/31/11 and 12/31/10, redemption value of $300 million	285,114	278,300
Common stock - no par value:
Authorized - 105,000,000 shares at 12/31/11 and 12/31/10; Issued and outstanding - 40,049,198 at 12/31/11 and 39,635,306 at 12/31/10	1,434,803	1,431,829
Retained deficit	(694,560)	(678,242)
Accumulated other comprehensive (loss) income	(5,820)	(20,156)

Total shareholders’ equity	1,019,537	1,011,731

Total liabilities and shareholders’ equity	$9,462,849	$9,965,645

See notes to consolidated financial statements.

Consolidated Statements of Operations

Citizens Republic Bancorp, Inc.

(in thousands, except per share amounts)	2011	2010	2009
Interest Income
Interest and fees on loans	$312,746	$390,587	$449,067
Interest and dividends on investment securities:
Taxable	79,281	72,545	73,796
Tax-exempt	10,800	16,035	25,074
Dividends on FHLB and Federal Reserve stock	4,152	3,776	4,216
Money market investments	840	1,501	1,257

Total interest income	407,819	484,444	553,410

Interest Expense
Deposits	57,327	98,526	151,511
Short-term borrowings	79	80	193
Long-term debt	37,303	56,774	91,257

Total interest expense	94,709	155,380	242,961

Net Interest Income	313,110	329,064	310,449
Provision for loan losses	138,808	392,882	323,820

Net interest income (loss) after provision for loan losses	174,302	(63,818)	(13,371)

Noninterest Income
Service charges on deposit accounts	39,268	40,336	42,116
Trust fees	15,103	15,603	14,784
Mortgage and other loan income	9,620	10,486	12,393
Brokerage and investment fees	5,072	4,579	5,194
ATM network user fees	7,511	7,057	6,283
Bankcard fees	9,656	8,859	7,714
Net gains (losses) on loans held for sale	1,808	(20,617)	(20,086)
Net loss on debt extinguishment	—	—	(15,929)
Investment securities (losses) gains	(1,336)	13,896	5
Other income	8,555	14,460	10,659

Total noninterest income	95,257	94,659	63,133
Noninterest Expense
Salaries and employee benefits	123,514	126,384	135,389
Occupancy	26,059	26,963	26,723
Professional services	9,331	10,550	11,877
Equipment	12,136	12,482	11,714
Data processing services	16,131	18,734	17,692
Advertising and public relations	5,848	6,530	7,113
Postage and delivery	4,543	4,571	5,525
Other loan expenses	16,007	20,311	24,553
Losses on other real estate (ORE)	12,768	13,438	23,312
ORE expenses	4,322	4,970	4,389
Intangible asset amortization	3,027	3,923	7,036
Goodwill impairment	—	—	256,272
Other expense	49,464	58,231	53,544

Total noninterest expense	283,150	307,087	585,139

Loss from Continuing Operations before Income Taxes	(13,591)	(276,246)	(535,377)
Income tax (benefit) provision from continuing operations	(20,258)	12,858	(29,633)

Income (Loss) from Continuing Operations	6,667	(289,104)	(505,744)
Discontinued operations:
Loss from discontinued operations (net of income tax)	—	(3,821)	(8,469)

Net Income (Loss)	6,667	(292,925)	(514,213)
Dividend on redeemable preferred stock	(22,985)	(21,685)	(19,777)

Loss Attributable to Common Shareholders	$(16,318)	$(314,610)	$(533,990)

Loss Per Share from Continuing Operations
Basic	$(0.41)	$(7.89)	$(27.11)
Diluted	(0.41)	(7.89)	(27.11)
Loss Per Share from Discontinued Operations
Basic	$—	$(0.10)	$(0.44)
Diluted	—	(0.10)	(0.44)
Loss Per Common Share:
Basic	$(0.41)	$(7.99)	$(27.55)
Diluted	(0.41)	(7.99)	(27.55)
Average Common Shares Outstanding:
Basic	39,422	39,392	19,384
Diluted	39,422	39,392	19,384

See notes to consolidated financial statements.

Consolidated Statements of Changes in Shareholders’ Equity

Citizens Republic Bancorp, Inc.

(in thousands)	Preferred Stock	Common Stock		Retained Earnings (Deficit)	Accumulated Other Comprehensive Income (Loss)	Total
		Shares	Amount
Balance at January 1, 2009	$266,088	12,599	$1,214,469	$170,358	$(49,594)	$1,601,321
Comprehensive loss, net of tax:
Net loss				(514,213)		(514,213)
Other comprehensive income (loss):
Net unrealized gain on securities available for sale net of tax effect of ($24,572)					45,631
Reclassification adjustment for net gain on securities included in net income					(5)
Net unrealized loss on qualifying cash flow hedges net of tax effect of $3,478					(6,459)
Net change in unrecognized pension and post retirement costs net of tax effect of ($1,795)					3,334

Other comprehensive income total						42,501

Total comprehensive loss						(471,712)
Exchange of subordinated debt and trust preferred stock for common stock, net of costs of $6,368	—	26,822	213,569	—		213,569
Accretion of preferred stock discount	5,902	—	—	(5,902)		—
Dividend on redeemable preferred stock	—	—	—	(13,875)		(13,875)
Proceeds from restricted stock activity		24	—			—
Recognition of stock-based compensation			1,803			1,803
Shares purchased	—	(5)	(70)			(70)

Balance at December 31, 2009	$271,990	39,440	$1,429,771	$(363,632)	$(7,093)	$1,331,036

Comprehensive loss, net of tax:
Net loss				(292,925)		(292,925)
Other comprehensive income (loss):
Net unrealized gain on securities available-for-sale, net of tax effect of $1,715					5,585
Reclassification adjustment for net gain on securities included in net income					(13,896)
Net unrealized gain on securities transferred from available for sale to held to maturity net of tax effect of ($912)					1,693
Amortization of unrealized loss on securities transferred from available for sale to held to maturity net of tax effect of $6					(12)
Net unrealized loss on qualifying cash flow hedges					(5,721)
Net change in unrecognized pension and post retirement costs					(712)

Other comprehensive loss total						(13,063)

Total comprehensive loss						(305,988)
Accretion of preferred stock discount	6,310			(6,310)		—
Accrued dividend on redeemable preferred stock	—			(15,375)		(15,375)
Proceeds from restricted stock activity		198	—			—
Recognition of stock-based compensation			2,086			2,086
Shares purchased		(3)	(28)			(28)

Balance at December 31, 2010	$278,300	39,635	$1,431,829	$(678,242)	$(20,156)	$1,011,731

Comprehensive income (loss), net of tax:
Net income				6,667		6,667
Other comprehensive income (loss):
Net unrealized gain on securities available-for-sale net of tax effect of ($5,520)					10,349
Net unrealized gain on securities transferred from available for sale to held to maturity, net of tax effect of ($6,479)					12,032
Amortization of unrealized gain on securities transferred from available for sale to held to maturity, net of tax effect of $1,365					(2,535)
Net unrealized loss on qualifying cash flow hedges, net of tax effect of $2,603					(4,834)
Net change in unrecognized pension and post retirement costs, net of tax effect of $364					(676)

Other comprehensive income total						14,336

Total comprehensive income						21,003
Accretion of preferred stock discount	6,814			(6,814)		—
Accrued dividend on redeemable preferred stock				(16,171)		(16,171)
Proceeds from restricted stock activity		420	—			—
Recognition of stock-based compensation			3,008			3,008
Shares purchased		(6)	(34)			(34)

Balance at December 31, 2011	$285,114	40,049	$1,434,803	$(694,560)	$(5,820)	$1,019,537

See notes to consolidated financial statements.

Consolidated Statements of Cash Flows

Citizens Republic Bancorp, Inc

	Year Ended December 31,
(in thousands)	2011	2010	2009
Operating Activities:
Net income (loss)	$6,667	$(292,925)	$(514,213)
Less: Loss from discontinued operations, net of income tax	—	(3,821)	(8,469)

Income (loss) from continuing operations	6,667	(289,104)	(505,744)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Provision for loan losses	138,808	392,882	323,820
Goodwill impairment	—	—	256,272
Net increase in deferred tax asset valuation allowance	18,570	52,597	79,788
Net increase in current and deferred income taxes	(37,876)	(24,357)	(94,616)
Depreciation and amortization	11,418	12,215	12,026
Amortization of intangibles	3,027	3,923	7,036
Amortization and fair value adjustments of purchase accounting mark to market, net	(4,759)	(8,030)	(10,270)
Fair value adjustment on loans held for sale and other real estate	8,790	14,939	26,307
Net amortization on investment securities	22,739	8,376	403
Investment securities losses (gains)	1,336	(13,896)	(5)
Net loss on debt extinguishment	—	—	15,929
Loans originated for sale	(157,001)	(193,313)	(292,575)
Proceeds from loans held for sale	171,032	192,122	302,892
Net gains from loan sales	(5,648)	(4,318)	(7,066)
Net loss on other real estate	3,920	1,399	2,653
Recognition of stock-based compensation expense	3,008	2,086	1,803
Other	(4,672)	33,205	(5,031)
Discontinued operations, net	—	10,706	2,383

Net cash provided by operating activities	179,359	191,432	116,005
Investing Activities:
Net decrease (increase) in money market investments	95,447	277,206	(480,682)
Securities available for sale:
Proceeds from sales	16,781	417,582	1,945
Proceeds from maturities and payments	513,896	873,768	619,680
Purchases	(687,658)	(1,469,007)	(537,561)
Securities held to maturity:
Proceeds from maturities and payments	112,866	4,847	1,508
Purchases	(152,078)	(183,802)	—
Net decrease in loans and leases	426,283	1,125,985	879,692
Proceeds from sales of other real estate	35,751	53,542	43,347
Net increase in properties and equipment	(4,674)	(6,381)	(6,830)
Proceeds from sale of discontinued operations, net	—	35,369	—
Discontinued operations, net	—	312,402	11,330

Net cash provided by investing activities	356,614	1,441,511	532,429
Financing Activities:
Net increase in demand and savings deposits	319,480	70,379	540,414
Net decrease in time deposits	(651,373)	(844,891)	(671,306)
Net (decrease) increase in short-term borrowings	(2,221)	2,519	(24,691)
Principal reductions in long-term debt	(175,992)	(476,134)	(475,191)
Cash dividends paid on preferred stock	—	—	(13,875)
Shares purchased	(34)	(28)	(70)
Discontinued operations, net	—	(420,340)	(12,273)

Net cash used by financing activities	(510,140)	(1,668,495)	(656,992)

Net increase (decrease) in cash and due from banks	25,833	(35,552)	(8,558)
Cash and due from banks at beginning of period, continuing operations	127,585	156,093	163,499
Cash and due from banks at beginning of period, discontinued operations	—	7,044	8,196

Cash and due from banks at beginning of period	127,585	163,137	171,695

Cash and due from banks at end of period, continuing operations	153,418	127,585	156,093
Cash and due from banks at end of period, discontinued operations	—	—	7,044

	$153,418	$127,585	$163,137

Supplemental Cash Flow Information:
Interest paid	$93,369	$154,288	$252,793
Income tax refunds, net	(969)	(16,214)	(14,426)

Supplemental Disclosures of noncash items:
Securities transferred to held to maturity from available for sale	943,092	181,768	—
Properties transferred to other real estate owned	1,347	—	1,527
Loans transferred to other real estate owned	14,843	38,056	53,320
Loans transferred to held for sale	90,593	112,070	35,221
Held for sale loans transferred to other real estate	1,780	17,063	13,167
Accretion of preferred stock discount	6,814	6,310	5,902
Accrued dividend on redeemable preferred stock	16,171	15,375	—
Exchange of long-term debt for common stock	—	—	209,067
Exchange of subordinated debt and preferred stock for common stock	—	—	(219,937)

See notes to consolidated financial statements.

Citizens Republic Bancorp, Inc.

Notes To Consolidated Financial Statements

Unless the context indicates otherwise, all references in the Notes to Consolidated Financial Statements to “Citizens” or the “Corporation,” refer to Citizens Republic Bancorp, Inc. and its subsidiary, Citizens Bank. References to the “Holding Company” refer to Citizens Republic Bancorp, Inc. alone. Citizens was incorporated in the State of Michigan in 1980, is a diversified banking and financial services company that is registered as a bank holding company under the Bank Holding Company Act of 1956, as amended. Citizens provides a full range of banking and financial services to individuals and businesses through its subsidiary Citizens Bank. These services include deposit products, loan products, and other consumer-oriented financial services such as safe deposit and night depository facilities, wealth management services, and Automated Teller Machines (“ATMs”). Among the services designed specifically to meet the needs of businesses are various types of specialized financing, treasury management services, and transfer/collection facilities. Citizens is not dependent upon any single or limited number of customers, the loss of which would have a material adverse effect. No material portion of Citizens’ business is seasonal.

Note 1. Summary of Significant Accounting Policies

The accounting and reporting policies for Citizens conform to U.S. generally accepted accounting principles (“GAAP”). The following describes Citizens’ policies:

Basis of Financial Statement Presentation

The accompanying consolidated financial statements include the accounts of Citizens and its wholly owned subsidiary. All material intercompany transactions have been eliminated in consolidation.

In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the balance sheet and revenues and expenses for the period. Actual results could differ significantly from those estimates. Estimates that are particularly susceptible to significant change include the determination of the allowance for loan losses, loans held for sale, other real estate owned, goodwill and core deposit intangible assets, fair value measurements, pension and postretirement benefits, derivative instruments and income taxes.

Citizens also determines whether it should consolidate other entities or account for them on the equity method of accounting depending on whether it has a controlling financial interest in an entity of less than 100% of the voting interest of that entity to determine if it is a Variable Interest Entity (“VIE”). A VIE is a corporation, partnership, trust or any other legal structure used for business purposes that either (a) does not have equity investors with voting rights or (b) has equity investors that do not provide sufficient financial resources for the entity to support its activities. An entity that holds a variable interest in a VIE is required to consolidate the VIE if the entity is subject to a majority of the risk of loss from the VIE’s activities, is entitled to receive a majority of the entity’s residual returns or both. VIE treatment is considered for entities in which the total equity investment at risk is sufficient to enable the entity to finance itself independently and provides the equity holders with the obligation to absorb losses, the right to receive residual returns and the right to make financial and operating decisions.

Citizens has two active wholly owned trusts formed for the purpose of issuing securities which qualify as regulatory capital and are considered VIEs. Citizens is not the primary beneficiary, and consequently, the trusts are not consolidated in the consolidated financial statements. Each of the two active trusts has issued separate offerings of trust preferred securities to investors in 2006 and 2003, with respect to which there remain $48.7 million and $25.8 million in aggregate liquidation amount outstanding, respectively, as of December 31, 2011. The gross proceeds from the issuances were used to purchase junior subordinated deferrable interest debentures issued by Citizens, which is the sole asset of each trust. The trust preferred securities held by these entities qualify as Tier 1 capital and are classified as “long-term debt” on the Consolidated Balance Sheets, with the associated interest expense recorded in “long-term debt” on the Consolidated Statements of Operations. The expected losses and residual returns of these entities are absorbed by the trust preferred stock holders, and consequently Citizens is not exposed to loss related to these VIEs.

On June 14, 2011, Citizens announced a 1-for-10 reverse stock split of Citizens common stock effective after the close of trading on July 1, 2011. Citizens common stock began trading on a split adjusted basis on The Nasdaq Capital Market at the opening of trading on July 5, 2011. All share and per share amounts herein reflect the 1-for-10 reverse stock split. Refer to Note 14 for additional disclosures.

On January 29, 2010 Citizens entered into a stock purchase agreement with Great Western Bank whereby Great Western Bank agreed to acquire all of the stock of Citizens’ wholly owned subsidiary, F&M Bank — Iowa (“F&M”). On April 23, 2010, Citizens completed the stock sale in exchange for $50.0 million in cash. Citizens has no continuing cash flow from F&M. As of the transaction sale date, the assets and liabilities of F&M were removed from Citizens consolidated balance sheet. The financial condition and operating results for this subsidiary have been segregated from the financial condition and operating results of Citizens’ continuing operations throughout this report and, as such, are presented as a discontinued operation.

Securities Purchased Under Agreements to Resell and Securities Sold Under Agreements to Repurchase

Securities purchased under agreements to resell and securities sold under agreements to repurchase are accounted for as collateralized financing transactions and are recorded at the amounts at which the securities were acquired or sold plus accrued interest. Generally, U.S. government and Federal agency securities are pledged as collateral under these financing arrangements and cannot be sold or re-pledged by the secured party. The fair value of collateral either received from or provided to a third party is continually monitored and additional collateral is obtained or requested to be returned to Citizens as deemed appropriate.

Investment Securities

At the time of purchase, securities are classified as held to maturity or available for sale. Investment securities classified as held to maturity, which management has the positive intent and ability to hold to maturity, are reported at amortized cost, and adjusted for amortization of premiums and accretion of discounts, using the effective yield method. The amortized cost of debt securities classified as held to maturity or available for sale is adjusted for amortization of premiums and accretion of discounts, or in the case of mortgage-related securities, over the estimated life of the security. Such amortization and accretion is included in interest income from the related security. Available for sale securities are reported at fair value with unrealized gains and losses, net of related deferred income taxes, included in shareholders’ equity as a separate component of other comprehensive income. The cost of securities sold is based on the specific identification method. An investment is considered impaired if its fair value is less than its amortized cost. Impairment is considered temporary if there is no intent or requirement to sell the impaired security. When determining whether an impairment is other than temporary to debt securities, management asserts: (a) it does not have the intent to sell the security; and (b) it is more likely than not it will not have to sell the security before recovery of its cost basis. Any security for which there has been an other-than-temporary impairment of value is written down to its estimated fair value through a charge to earnings for the amount representing the credit loss on the security and a charge recognized in other comprehensive income related to all other factors. Realized securities gains or losses and declines in value judged to be other-than-temporary representing credit losses are included in investment securities gains (losses) in the consolidated statements of operations.

Loans

Loans are reported at the principal amount outstanding, net of unearned income. Interest income is recognized on an accrual basis. Loan origination fees, certain direct and indirect costs, unamortized premiums and unearned discounts are deferred and amortized into interest income as an adjustment to the yield over the term of the loan.

Loan commitment fees are generally deferred and amortized into fee income on a straight-line basis over the commitment period. Other credit-related fees, including letter and line of credit fees, are amortized into fee income on a straight-line basis over their contractual life.

Loans are placed on nonaccrual status when the collection of principal or interest is considered doubtful or payment of principal or interest is past due 90 days or more. When loans are placed on nonaccrual status, all interest previously accrued but unpaid is reversed against current year interest income. Loans are normally restored to accrual status if and when interest and principal payments are current and it is believed that the financial condition of the borrower has improved to the extent that future principal and interest payments will be met on a timely basis.

Nonperforming commercial and industrial and commercial real estate loans are generally charged off to the extent principal due exceeds the net realizable value of the collateral, with the charge-off occurring when the loss is reasonably quantifiable, but not later than when the loan becomes 180 days past due. Nonperforming residential mortgage loans are generally charged off to the extent principal exceeds the current appraised value less estimated costs to sell when the loan becomes 180 days past due. Nonperforming direct and indirect consumer loans (open and closed end) are generally charged off before the loan becomes 120 days past due.

Allowance for Loan Losses

The allowance for loan losses is a reserve established through a provision for possible loan losses charged to expense, which represents management’s best estimate of probable losses that have been incurred within the existing portfolio of loans. The allowance, in the judgment of management, is necessary to reserve for estimated loan losses inherent in the loan portfolio. The level of the allowance reflects management’s continuing evaluation of industry concentrations, specific credit risks, loan loss experience, current loan portfolio quality, present economic, political and regulatory conditions and unidentified losses inherent in the current loan portfolio, as well as trends in these items. Portions of the allowance may be allocated for specific credits; however, the entire allowance is available for any credit that, in management’s judgment, should be charged off. While management utilizes its best judgment and information available, the ultimate appropriateness of the allowance is dependent upon a variety of factors beyond Citizens’ control, including the performance of its loan portfolio, the economy, changes in interest rates and the view of the regulatory authorities toward loan classifications.

Citizens’ allowance for loan losses consists of three elements: (i) specific allocated allowances based on probable losses on specific commercial or commercial real estate loans or restructured residential mortgage or consumer loans; (ii) risk allocated allowance which is comprised of several loan pool valuation allowances based on Citizens’ historical quantitative loan loss experience for similar loans with similar risk characteristics, including additional qualitative risks determined by the judgment of management; and (iii) general valuation allowances determined based on existing regional and local economic factors, including deterioration in commercial and residential real estate values, a macroeconomic adjustment factor used to calibrate for the current economic cycle the bank is experiencing, and other judgmental factors supported by qualitative and quantitative documentation such as the inherent imprecision of the loan loss projection models.

Based on internal credit rating, commercial and industrial and commercial real estate loans exceeding certain fixed dollar amounts are evaluated for impairment on a loan-by-loan basis whereby an allowance is established as a component of the allowance for loan losses when it is probable all amounts due will not be collected pursuant to the contractual terms of the loan and the recorded investment in the loan exceeds its fair value. In most instances the fair value is measured based on the fair value of the collateral. Fair value may also be measured using the present value of expected future cash flows discounted at the loan’s effective interest rate.

In 2010 and 2011, Citizens adopted new guidance which requires disclosures and clarifies existing disclosure requirements about an entity’s allowance for credit losses and credit quality of its financing receivables. The adoption did not have a material impact on Citizens’ financial condition, results of operations or liquidity; however, the adoption did have a significant impact on Citizens’ credit disclosures. Refer to Note 4 for additional disclosures.

In the third quarter of 2011, Citizens adopted new guidance that clarifies which loan modifications constitute troubled debt restructurings. It is intended to assist creditors in determining whether a modification of the terms of a receivable meets the criteria to be considered a troubled debt restructuring, both for purposes of recording an impairment loss and for disclosure of troubled debt restructurings. The amendments to Topic 310 clarify the guidance on a creditor’s evaluation of whether it has granted a concession and whether a debtor is experiencing financial difficulties. The adoption of these disclosures did not have a material impact on Citizens’ financial condition, results of operations or liquidity. Refer to Note 4 for additional disclosures.

Loans Held for Sale

Loans that Citizens has the intent and ability to sell are classified as held for sale and are carried at the lower of cost or fair value, net of estimated costs to sell. Commercial loans held for sale are comprised primarily of loans identified for sale that are recorded at the lower of carrying amount or market value based on appraisals of the underlying collateral, which are also subject to management adjustments based on current market conditions and recent sales activity. Fair value may also be measured using the present value of expected future cash flows discounted at the loan’s effective interest rate. Residential mortgage loans held for sale are comprised of loans originated for sale in the ordinary course of business and selected nonperforming residential mortgage loans. The fair value of residential mortgage loans originated for sale in the secondary market is based on purchase commitments or quoted prices for similar loans. The fair value of nonperforming residential mortgage loans is based on the fair value of the underlying collateral, net of estimated costs to sell, using market prices derived from indicative pricing models which utilize projected assumptions Citizens believes potential investors would make, broker price opinions or appraisals. Gains and losses on the sales of loans are determined using the specific identification method. Subsequent valuation adjustments to reflect current fair value, as well as gains and losses on disposal of these loans are charged to noninterest income as incurred. Citizens sells substantially all of its mortgage originations to PHH Mortgage Corporation (“PHH”) at a contractual price, generally within 10 days after closing.

Premises and Equipment

Premises and equipment, including leasehold improvements, are carried at cost less accumulated depreciation and amortization. Depreciation and amortization are computed principally on a straight-line basis and are charged to expense over the lesser of the estimated useful life of the assets or lease term. Useful lives range from three to twenty years for furniture, fixtures, and equipment and seven to forty years for buildings and improvements. Maintenance and repairs are charged to expense as incurred. Gains and losses on dispositions are charged to income as incurred.

Long-lived depreciable assets are evaluated periodically for impairment when events or changes in circumstances indicate the carrying amount may not be recoverable. Impairment exists when the expected undiscounted future cash flows of a long-lived asset are less than its carrying value. In that event, Citizens recognizes a loss for the difference between the carrying amount and the estimated fair value of the asset based on a quoted market price, if applicable, or a discounted cash flow analysis.

Other Real Estate Owned

Other Real Estate Owned is comprised of commercial and residential real estate properties acquired through a foreclosure proceeding or acceptance of a deed-in-lieu of foreclosure. These properties are carried at the lower of cost or fair value at the time of acquisition, net of estimated costs to sell, based upon current appraised value adjusted for management’s best estimate due to current market conditions. Losses arising from the initial acquisition of such properties are charged against the allowance for loan losses at the time of transfer. Subsequent valuation adjustments to reflect the lower of cost or fair value, as well as gains and losses on disposal of these properties are charged to noninterest expense as incurred.

Bank Owned Life Insurance

Bank Owned Life Insurance is recorded as an asset at the amount that could be realized under the insurance contracts as of the date of the consolidated balance sheets. The change in cash surrender value during the period is an adjustment of premiums paid in determining the expense or income to be recognized under the contracts for the period. This change is recorded in noninterest income as cash surrender value of life insurance revenue.

Goodwill and Core Deposit Intangible Assets

Goodwill represents the excess of the cost of an acquisition over the fair value of net identifiable tangible and intangible assets acquired. Other intangible assets represent purchased assets that also lack physical substance but can be distinguished from goodwill because of contractual or other legal rights or because the asset is capable of being sold or exchanged either on its own or in combination with a related contract, asset, or liability. Goodwill is tested at least annually for impairment and Citizens performs its annual impairment test as of October 1 each year. Evaluations are also performed on a more frequent basis if events or circumstances indicate that it is more likely than not that the fair values of the reporting units are below their respective carrying amounts. Such events could include a significant adverse change in legal factors or in the business climate, an adverse action by a regulator, an unanticipated change in the competitive environment, an unanticipated loss of key employees, a decision to change the operations or dispose of a reporting unit, cash or operating losses, significant revision to forecasts, or a long-term negative outlook for the industry.

Impairment of goodwill is evaluated by reporting unit, which is the equivalent to Citizens’ lines of business. In Step 1 of the analysis, Citizens estimates the fair value of the reporting units using discounted cash flow models derived from internal earnings forecasts. The primary assumptions used by Citizens include ten-year earnings forecasts, terminal values based on estimated future growth rates, and discount rates based on capital asset pricing models. A Step 1 analysis is prepared for each reporting unit, including those without goodwill, in order to analyze the implied control premium, which measures the difference between the combined fair value of Citizens’ reporting units calculated in Step 1 and Citizens’ total market value. If the carrying amount of a reporting unit exceeds its estimated fair value, the second step (Step 2) of the goodwill impairment test is required for those reporting units that have goodwill to measure the amount of impairment, if any. In Step 2 of the test, Citizens estimates the fair value of a reporting unit’s assets and liabilities in the same manner as if a purchase of the reporting unit was taking place using exit pricing, which includes estimating the fair value of other implied intangibles. Any excess of this hypothetical purchase price over the fair value of the reporting unit’s net assets (excluding goodwill) represents the implied fair value of goodwill. If the implied fair value of goodwill calculated in Step 2 is less than the carrying amount of goodwill, an impairment loss is charged to noninterest expense to reduce the carrying amount to the implied fair value. The writedown cannot exceed the carrying amount and goodwill cannot be adjusted upward for any subsequent reversal of previously recognized goodwill writedowns.

Core deposit intangible assets represent the present value of the cost savings obtained from funding associated with the purchase of core deposits through an acquisition. Core deposit intangible assets are valued using a discounted cost savings approach. All of Citizens’ core deposit intangible assets have finite lives, are amortized on an accelerated basis corresponding with the anticipated lives of the underlying deposits over varying periods not exceeding 10 years, and are subject to impairment testing.

During the first quarter of 2011, new guidance was issued that modified Step 1 of the goodwill impairment test for reporting units with zero or negative carrying amounts. For those reporting units, an entity is required to perform Step 2 of the goodwill impairment test if it is more likely than not that a goodwill impairment exists. In determining whether it is more likely than not that a goodwill impairment exists, an entity should consider whether there are any adverse qualitative factors indicating that an impairment may exist. The qualitative factors are consistent with the existing guidance and examples, which require that goodwill of a reporting unit be tested for impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. The adoption of ASU 2010-28 did not have a material impact on Citizens’ financial condition, results of operations or liquidity.

Pension and Postretirement Benefits

Citizens has recognized the funded status (i.e. the difference between the fair value of plan assets and the projected benefit obligations) of its pension plan in the consolidated balance sheets, with a corresponding adjustment to accumulated other comprehensive income, net of tax. The adjustment to accumulated other comprehensive income represents the net unrecognized actuarial losses and unrecognized prior service costs that will be subsequently recognized as net periodic pension cost pursuant to Citizens’ accounting policy for amortizing such amounts. Further, actuarial gains and losses that arise in subsequent periods and are not recognized as net periodic pension cost in the same periods will be recognized as a component of other comprehensive income. Those amounts will be subsequently recognized as a component of net periodic pension cost.

Fair Value Measurements

Fair value is defined as the exit price in the principal market (or, if lacking a principal market, the most advantageous market) in which Citizens would complete a transaction. Fair value is based on management’s best estimate of the assumptions market participants would use when pricing an asset or liability and a fair value hierarchy that prioritizes the information used to develop those assumptions. The fair value hierarchy gives the highest priority to quoted prices in active markets and the lowest priority to unobservable data. Citizens bases fair values on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. For assets and liabilities recorded at fair value, it is Citizens’ policy to maximize the use of observable inputs and minimize the use of unobservable inputs when developing fair value measurements.

Fair value measurements for assets and liabilities where there are limited or no observable market data are based primarily upon estimates which require significant judgment, and are often calculated based on the economic and competitive environment, the characteristics of the asset or liability and other factors. Therefore, the results cannot be determined with precision and may not be realized in an actual sale or immediate settlement of the asset or liability. Additionally, there are inherent weaknesses in any calculation technique, and changes in the underlying assumptions used, including discount rates and estimates of future cash flows, could significantly affect the results of current or future values. The fair value when the market for an asset is not active is the price that would be received to sell the asset in an orderly transaction and considers additional factors for determining whether there has been a significant decrease in market activity for an asset when the market for that asset is not active. Citizens discloses in the body or in the accompanying notes of its summarized financial information for interim reporting periods and in its financial statements for annual reporting periods the fair value of all financial instruments for which it is practicable to estimate that value, whether recognized or not recognized in the balance sheet. Refer to Note 10 for additional disclosures.

In 2010, Citizens adopted new guidance that requires new disclosures and clarifies existing disclosure requirements about fair value measurement. The adoption had no significant impact on Citizens’ fair value disclosures. See Note 10 to the Consolidated Financial Statements for more information on fair value measurements.

In the first quarter of 2011, Citizens adopted new guidance which includes new disclosures about purchases, sales, issuances, and settlements in the roll-forward of activity in Level 3 fair value measurements. The adoption of these disclosures did not have a material impact on Citizens’ financial condition, results of operations or liquidity.

Derivative Instruments

Citizens enters into derivative transactions from time to time to protect against the risk of adverse price or interest rate movements on the value of certain assets and liabilities and on future cash flows. Under the guidelines of ASC Topic 815, all derivative instruments are required to be carried at fair value on the balance sheet. Topic 815 also provides special hedge accounting provisions. Derivative instruments designated in a hedge relationship to mitigate exposure to changes in the fair value of an asset, liability, or firm commitment attributable to a particular risk, such as interest rate risk, are considered fair value hedges under Topic 815. Derivative instruments designated in a hedge relationship to mitigate exposure to variability in expected future cash flows, or other types of forecasted transactions, are considered cash flow hedges.

Fair value hedges are accounted for by recording the fair value of the derivative instrument and the fair value related to the risk being hedged of the asset or liability on the balance sheet with corresponding offsets recorded in the income statement. The adjustment to the hedged asset or liability is included in the basis of the item, while the fair value of the derivative is recorded as a freestanding asset or liability. Actual cash receipts or payments and related amounts accrued during the period on derivatives included in a fair value hedge relationship are recorded as adjustments to the interest income or expense recorded on the hedged asset or liability.

Cash flow hedges are accounted for by recording the fair value of the derivative instrument on the balance sheet as either a freestanding asset or liability, with a corresponding offset recorded in other comprehensive income within shareholders’ equity, net of tax. Amounts are reclassified from other comprehensive income to the income statement in the period or periods the hedged forecasted transaction affects earnings.

Under both the fair value and cash flow hedge methods, derivative gains and losses not effective in hedging the change in fair value or expected cash flows of the hedged item are recognized immediately in noninterest income.

Citizens enters into various derivative agreements with customers desiring protection from possible adverse future fluctuations in interest rates. As an intermediary, Citizens generally maintains a portfolio of matched offsetting derivative agreements. These contracts are marked to market through earnings.

In 2010, Citizens adopted new guidance that clarifies the type of embedded credit derivative(s) that are exempt from embedded derivative bifurcation requirements. The adoption had no impact on Citizens’ financial condition, results of operations or liquidity. For more information on derivative financial instruments and hedge accounting, see Note 17 to the Consolidated Financial Statements.

Income Taxes

Amounts provided for income tax expense or benefit are based on income reported for financial statement purposes and do not necessarily represent amounts currently payable receivable under tax laws. Deferred income taxes, which arise principally from temporary differences between the period in which certain income and expenses are recognized for financial accounting purposes and the period in which they affect taxable income, are included in the amounts provided for income taxes. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The realization of deferred tax assets is dependent on utilizing taxable income in prior carryback years, generating future taxable income, executing tax planning strategies, and reversing existing taxable temporary differences. Currently, the ultimate realization of deferred tax assets is dependent on the generation of future taxable income during the periods in which those temporary differences become deductible.

Citizens utilizes a two-step approach for evaluating tax positions. Recognition (Step 1) occurs when an enterprise concludes that a tax position, based solely on its technical merits, is more likely than not to be sustained upon examination. Measurement (Step 2) is only addressed if the result of Step 1 is that the position is more likely than not to be sustained. Under Step 2, the tax benefit is measured as the largest amount of benefit, determined on a cumulative probability basis, which is more likely than not to be realized on ultimate settlement.

Citizens files a consolidated federal income tax return and various Holding Company and subsidiary state income tax returns. When income and expenses are recognized in different periods for tax purposes, applicable deferred taxes are provided in the Consolidated Financial Statements. Citizens recognizes interest and penalties accrued relative to unrecognized tax benefits in their respective federal or state income tax accounts.

Stock-Based Compensation

The compensation cost for share-based awards is recognized in salaries and employee benefits based on the fair value at the date of grant and is recognized on a straight-line basis over the requisite service period of the awards. The requisite service period is presumed to be the stated vesting period or the estimated time that will be required to satisfy any performance conditions. Restricted shares are included in outstanding stock totals, and are entitled to receive dividends and have voting rights. Restricted stock units have no voting or dividend rights but have dividend equivalent rights entitling them to additional shares at the time the units are settled for common stock. Forfeited and expired options and forfeited shares of restricted stock become available for future grants. Refer to Note 12 for additional disclosures.

Net Income per Common Share

Basic net income or loss per common share is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding in each period. Diluted net income per common share shows the dilutive effect of additional common shares issuable upon the assumed exercise of stock options granted under Citizens’ stock option plans, using the treasury stock method, and restricted stock awards granted but not yet vested. Unvested share-based payment awards that contain nonforfeitable rights to dividends or dividend equivalents (whether paid or unpaid) are participating securities and are included in the computation of earnings per share pursuant to the two-class method.

Cash and Cash Equivalents

For purposes of reporting cash flows, cash and cash equivalents are considered to include cash and due from banks, interest-bearing deposits in other financial institutions, federal funds sold and securities purchased under agreements to resell.

Reclassifications

Certain amounts have been reclassified to conform to the current year presentation. There was no impact on net income and shareholders’ equity as the result of these reclassifications.

Accounting Standard Update (“ASU”)

Statements of Financial Accounting Standards (“SFAS”)

Pending Accounting Pronouncements

FASB ASU 2011-12, “Comprehensive Income (Topic 220): Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05”

The amendments in this ASU defer the ASU 2011-05 requirement that companies present reclassification adjustments for each component of accumulated other comprehensive income (“AOCI”) in both net income and other comprehensive income (“OCI”) on the face of the financial statements. Companies are still required to present reclassifications out of AOCI on the face of the financial statements or disclose those amounts in the notes to the financial statements. This ASU also defers the requirement to report reclassification adjustments in interim periods. The amendments are effective for Citizens in the first quarter of 2012. Citizens does not expect the adoption of the amendments to have a material impact on Citizens’ financial condition, results of operations or liquidity.

FASB ASU 2011-11, “Balance Sheet (Topic 210): Disclosures about Offsetting Assets and Liabilities”

The amendments in this ASU allow existing GAAP guidance for balance sheet offsetting, including industry-specific guidance. However, new disclosures are required to enable users of financial statements to understand significant quantitative differences in balance sheets prepared under GAAP and International Financial Reporting

Standards (“IFRS”) related to the offsetting of financial instruments. ASU 2011-11 is effective for Citizens in the first quarter of 2013, and should be applied retrospectively for all prior periods presented. Citizens does not expect the adoption of the amendments to have a material impact on Citizens’ financial condition, results of operations or liquidity.

FASB ASU 2011-08, “Intangibles — Goodwill and Other (Topic 350): Testing Goodwill for Impairment”

The amendments in this ASU are intended to simplify goodwill impairment testing by permitting assessment of qualitative factors to determine whether events and circumstances lead to the conclusion that it is necessary to perform the two-step goodwill impairment test currently required under Topic 350. Entities will not be required to calculate the fair value of a reporting unit unless they conclude that it is more likely than not that the unit’s carrying value is greater than its fair value based on an assessment of events and circumstances; however, they may bypass the qualitative assessment during any reporting period. The amendment also provides examples of events and circumstances that entities should consider. ASU 2011-08 is effective for Citizens in the first quarter of 2012. Citizens does not expect the adoption of the amendments to have a material impact on Citizens’ financial condition, results of operations or liquidity.

FASB ASU 2011-05, “Comprehensive Income (Topic 220): Presentation of Comprehensive Income”

The amendments in this ASU will result in more converged guidance on how comprehensive income is presented under GAAP and IFRS, although some differences remain. The new guidance gives companies two choices of how to present items of net income, items of other comprehensive income and total comprehensive income: They can create one continuous statement of comprehensive income or two separate consecutive statements. Companies will no longer be allowed to present OCI in the statement of stockholders’ equity. Earnings per share would continue to be based on net income. Although existing guidance related to items that must be presented in OCI has not changed, companies will be required to display reclassification adjustments for each component of OCI in both net income and OCI. Also, companies will need to present the components of other comprehensive income in their interim and annual financial statements. ASU 2011-05 will be applied retrospectively and is effective for Citizens in the first quarter of 2012. Citizens does not expect the adoption of the amendments to have a material impact on Citizens’ financial condition, results of operations or liquidity; however, the adoption will have an impact on Citizens’ presentation of comprehensive income.

FASB ASU 2011-04, “Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs”

The ASU amends the fair value measurement and disclosure guidance in Topic 820 to converge GAAP and IFRS requirements for measuring amounts at fair value as well as disclosures about these measurements. Many of the amendments clarify existing concepts and are generally not expected to result in significant changes to how Citizens applies the fair value principles. ASU 2011-04 will be applied prospectively and is effective for Citizens in the first quarter of 2012. Citizens does not expect the adoption of the amendments to have a material impact on Citizens’ financial condition, results of operations or liquidity; however, the adoption may have an impact on Citizens’ fair value disclosures.

FASB ASU 2011-03, “Transfers and Servicing (Topic 860): Reconsideration of Effective Control for Repurchase Agreements”

The amendments in this ASU are intended to improve the accounting for repurchase agreements by removing from the assessment of effective control the criterion requiring the transferor to have the ability to repurchase or redeem the financial assets. ASU 2011-03 is effective for Citizens in the first quarter of 2012 and will be applied prospectively to transactions or modifications of existing transactions that occur on or after January 1, 2012. Citizens does not expect the adoption of the amendments to have a material impact on Citizens’ financial condition, results of operations or liquidity.

Note 2. Investment Securities

The amortized cost, estimated fair value and gross unrealized gains and losses of investment securities follow:

	December 31, 2011				December 31, 2010
(in thousands)	Amortized Cost	Estimated Fair Value	Gross Unrealized		Amortized Cost	Estimated Fair Value	Gross Unrealized
			Gains	Losses			Gains	Losses

Securities available for sale:
Federal agencies	$—	$—	$—	$—	$5,510	$5,557	$47	$—
Collateralized mortgage obligations	364,262	365,302	6,811	5,771	596,308	599,264	8,181	5,225
Mortgage-backed	784,476	823,852	39,408	32	1,232,571	1,259,131	30,661	4,101
State and municipal	116,411	123,308	7,019	122	181,719	183,584	3,188	1,323
Other	280	271	24	33	1,985	1,992	45	38

Total available for sale	$1,265,429	$1,312,733	$53,262	$5,958	$2,018,093	$2,049,528	$42,122	$10,687

Securities held to maturity:
Collateralized mortgage obligations (1)	$350,160	$356,031	$5,871	$—	$—	$—	$—	$—
Mortgage-backed (1)	988,930	1,018,765	29,883	48	363,427	356,652	—	6,775
State and municipal	104,964	112,754	7,836	46	111,405	112,769	2,269	905

Total held to maturity	$1,444,054	$1,487,550	$43,590	$94	$474,832	$469,421	$2,269	$7,680

FHLB and Federal Reserve stock	$117,943	$117,943	$—	$—	$143,873	$143,873	$—	$—

(1)	Amortized cost includes adjustments for the unamortized portion of unrealized gains on securities transferred from available for sale.

Securities with amortized cost of $665.8 million at December 31, 2011, and $825.1 million at December 31, 2010 were pledged to secure public deposits, repurchase agreements and other liabilities. Except for obligations of the U.S. Government and its agencies, no holdings of securities of any single issuer exceeded 10% of consolidated shareholders equity at December 31, 2011 or 2010.

In June 2011 and December 2010, Citizens transferred certain mortgage-backed securities from the available for sale to the held to maturity category in accordance with Topic 320 “Investments-Debt and Equity Securities.” Management determined that it had both the ability to hold these investments to maturity and the positive intent to do so. The securities transferred in June 2011 had a total amortized cost of $924.6 million and a fair value of $943.1 million. The securities transferred in December 2010 had a total amortized cost of $179.2 million and a fair value of $181.8 million. The unrealized gain of $18.5 million in June 2011 and $2.6 million in December 2010 will be amortized over the remaining life of the securities as an adjustment of the yield, offset against the amortization of the unrealized gain maintained in accumulated other comprehensive income.

The amortized cost and estimated fair value of debt securities by maturity at December 31, 2011 are shown below.

	December 31, 2011
(in thousands)	Amortized Cost	Estimated Fair Value
Securities available for sale:
State and municipal
Contractual maturity within one year	$5,411	$5,537
After one year through five years	17,826	18,413
After five years through ten years	64,245	68,273
After ten years	28,929	31,085

Subtotal	116,411	123,308
Collateralized mortgage obligations and mortgage-backed	1,148,738	1,189,154
Other	280	271

Total available for sale	$1,265,429	$1,312,733

Securities held to maturity:
State and municipal
Contractual maturity within one year	$675	$677
After one year through five years	4,061	4,293
After five years through ten years	63,176	67,503
After ten years	37,052	40,281

Subtotal	104,964	112,754
Collateralized mortgage obligations and mortgage-backed	1,339,090	1,374,796

Total held to maturity	$1,444,054	$1,487,550

A total of 45 securities had unrealized losses at December 31, 2011 compared with 229 securities at December 31, 2010. These securities, with unrealized losses aggregated by investment category and length of time in a continuous unrealized loss position, are as follows:

	Less than 12 Months		More than 12 Months		Total
December 31, 2011 (in thousands)	Estimated Fair Value	Unrealized Losses	Estimated Fair Value	Unrealized Losses	Estimated Fair Value	Unrealized Losses
Securities available for sale:
Collateralized mortgage obligations	$56,326	$2,858	$20,097	$2,913	$76,423	$5,771
Mortgage-backed	26,016	31	122	1	26,138	32
State and municipal	1,191	27	1,062	95	2,253	122
Other	—	—	234	33	234	33

Total available for sale	$83,533	$2,916	$21,515	$3,042	$105,048	$5,958

Securities held to maturity:
Mortgage-backed	$9,093	$48	$—	$—	$9,093	$48
State and municipal	—	—	950	46	950	46

Total held to maturity	$9,093	$48	$950	$46	$10,043	$94

	Less than 12 Months		More than 12 Months		Total
December 31, 2010 (in thousands)	Estimated Fair Value	Unrealized Losses	Estimated Fair Value	Unrealized Losses	Estimated Fair Value	Unrealized Losses
Securities available for sale:
Collateralized mortgage obligations	$151,618	$2,417	$25,726	$2,808	$177,344	$5,225
Mortgage-backed	293,745	4,098	135	3	293,880	4,101
State and municipal	41,580	1,138	3,289	185	44,869	1,323
Other	—	—	102	38	102	38

Total available for sale	$486,943	$7,653	$29,252	$3,034	$516,195	$10,687

Securities held to maturity:
Mortgage-backed	$356,652	$6,775	$—	$—	$356,652	$6,775
State and municipal	32,082	905	—	—	32,082	905

Total held to maturity	$388,734	$7,680	$—	$—	$388,734	$7,680

Citizens performs a review of securities with unrealized losses at each reporting period. Citizens assesses each holding to determine whether and when a security will recover in value, whether it intends to sell the security and whether it is more likely than not that Citizens will be required to sell the security before the value is recovered. In assessing the recovery of value, the key factors reviewed include the length of time and the extent the fair value has been less than the carrying cost, adverse conditions, if any, specifically related to the security, industry or geographic area, historical and implied volatility of the fair value of the security, credit quality factors affecting the issuer or the underlying collateral, payment structure of the security, historical payment history of the security, changes to the credit rating of the security, recoveries or declines in value subsequent to the balance sheet date or any other relevant factors. Evaluations are performed on a more frequent basis as the degree to which fair value is below carrying cost or the length of time that the fair value has been continuously below carrying cost, increases. As of December 31, 2011, Citizens has concluded that all issuers have the ability to pay contractual cash flows. The unrealized losses displayed in the above table are believed to be temporary and thus no impairment loss has been realized in the Consolidated Statement of Operations. Citizens has not decided to sell securities with unrealized losses nor does Citizens believe it will be required to sell securities before the value is recovered, but may change its intent in response to significant, unanticipated changes in policies, regulations, statutory legislation or other criteria.

The collateralized mortgage obligations (“CMO”) sector includes securities where the underlying collateral consists of agency issued or whole loan mortgages. At December 31, 2011, the whole loan CMOs had a market value of $76.4 million with gross unrealized losses of $5.8 million. Citizens performs a thorough credit review on a quarterly basis for the underlying mortgage collateral as well as the supporting credit enhancement and structure. The results of the December 31, 2011 credit review demonstrated continued strength and no material degradation in the holdings.

Citizens has determined there is no other-than-temporary impairment at December 31, 2011.

For the year ended December 31, 2011, as part of its capital strategy Citizens sold $18.1 million of available for sale securities and recorded a net loss of $1.3 million. Citizens sold available for sale securities with proceeds of $403.7 million and recorded a gain of $13.9 million in 2010.

Note 3. Loans and Loans Held for Sale

Citizens has certain lending policies and procedures in place that are designed to maximize loan income within an acceptable level of risk. Citizens seeks to control its credit risk by using established guidelines to review its aggregate outstanding commitments and loans to particular borrowers, industries, and geographic areas. Collateral is secured based on the nature of the credit and management’s credit assessment of the customer. Total portfolio loans outstanding are recorded net of unearned income, unamortized premiums and discounts, deferred loan fees and costs, and fair value adjustments. Citizens does not have a concentration in any single industry that exceeds 10% of total loans.

The quality of Citizens loan portfolios is assessed as a function of net loan losses, levels of nonperforming loans and delinquencies, and credit quality ratings. These credit quality ratings are an important part of the overall credit risk management process and evaluation of the allowance for loan losses (see Note 4 — Allowance for Loan Losses).

Past Due Loans, Nonaccrual Loans and Nonperforming Assets. Loans are considered past due if the required principal and interest payments have not been received as of the date such payments were due. Loans are generally placed on nonaccrual status when the collection of principal or interest is considered doubtful or payment of principal or interest is past due 90 days or more. When loans are placed on nonaccrual status, all interest previously accrued but unpaid is reversed against current year interest income. Cash collected on nonaccrual loans is generally applied to outstanding principal. Loans are normally restored to accrual status if and when interest and principal payments are current and it is believed that the financial condition of the borrower has improved to the extent that future principal and interest payments will be met on a timely basis. Nonperforming assets are comprised of nonaccrual loans, loans past due over 90 days and still accruing interest, nonperforming loans held for sale, and other repossessed assets acquired.

A summary of nonperforming assets by class of loans follows:

	December 31,
(in thousands)	2011	2010
Land hold	$—	$3,250
Land development	213	3,070
Construction	150	7,472
Income producing	21,171	62,021
Owner-occupied	23,798	42,826

Total commercial real estate	45,332	118,639
Commercial and industrial	10,633	47,508
Small business	6,313	10,244

Total nonaccruing commercial	62,278	176,391

Residential mortgage	11,312	22,076
Direct consumer	12,115	12,562
Indirect consumer	953	1,279

Total nonaccruing consumer	24,380	35,917

Total nonaccruing loans	86,658	212,308
Loans 90+ days still accruing	770	1,573

Total nonperforming portfolio loans	87,428	213,881
Nonperforming loans held for sale	2,372	24,073
Other repossessed assets acquired	12,422	42,216

Total nonperforming assets	$102,222	$280,170

Restructured loans still accruing	$32,347	$6,392

The following tables provide a summary of loans by portfolio type, including the delinquency status of those loans that continue to accrue interest and those loans that are nonaccrual.

	December 31, 2011
(in thousands)	Loans Accruing 30-89 Days Past Due	Loans 90+ Days Past Due & Still Accruing	Non-Accruing Loans	Total Past Due Loans	Current Portfolio Loans	Total Portfolio Loans
Land hold	$21	$—	$—	$21	$6,521	$6,542
Land development	—	—	213	213	12,891	13,104
Construction	—	—	150	150	5,697	5,847
Income producing	2,508	—	21,171	23,679	890,076	913,755
Owner-occupied	2,345	—	23,798	26,143	578,970	605,113

Total commercial real estate	4,874	—	45,332	50,206	1,494,155	1,544,361
Commercial and industrial	212	766	10,633	11,611	1,235,180	1,246,791
Small business (1)	2,242	—	6,313	8,555	288,183	296,738

Total commercial	7,328	766	62,278	70,372	3,017,518	3,087,890

Residential mortgage	9,544	—	11,312	20,856	616,389	637,245
Direct consumer	17,810	4	12,115	29,929	903,385	933,314
Indirect consumer	13,067	—	953	14,020	857,066	871,086

Total consumer	40,421	4	24,380	64,805	2,376,840	2,441,645

Total financing receivables	$47,749	$770	$86,658	$135,177	$5,394,358	$5,529,535

(1)	Amounts contained in “Commercial and industrial” on Consolidated Balance Sheets.

	December 31, 2010
(in thousands)	Loans Accruing 30-89 Days Past Due	Loans 90+ Days Past Due & Still Accruing	Non-Accruing Loans	Total Past Due Loans	Current Portfolio Loans	Total Portfolio Loans
Land hold	$2,233	$—	$3,250	$5,483	$22,776	$28,259
Land development	216	—	3,070	3,286	31,514	34,800
Construction	464	—	7,472	7,936	95,751	103,687
Income producing	20,643	—	62,021	82,664	1,088,318	1,170,982
Owner-occupied	14,705	—	42,826	57,531	725,476	783,007

Total commercial real estate	38,261	—	118,639	156,900	1,963,835	2,120,735
Commercial and industrial	5,801	1,565	47,508	54,874	1,085,653	1,140,527
Small business (1)	3,257	—	10,244	13,501	320,199	333,700

Total commercial	47,319	1,565	176,391	225,275	3,369,687	3,594,962

Residential mortgage	15,389	—	22,076	37,465	718,780	756,245
Direct consumer	22,379	8	12,562	34,949	1,010,581	1,045,530
Indirect consumer	13,287	—	1,279	14,566	805,299	819,865

Total consumer	51,055	8	35,917	86,980	2,534,660	2,621,640

Total financing receivables	$98,374	$1,573	$212,308	$312,255	$5,904,347	$6,216,602

(1)	Amounts contained in “Commercial and industrial” on Consolidated Balance Sheets.

Credit Quality Indicators. Citizens categorizes commercial loans into risk categories based on relevant information about the ability of borrowers to service their debt such as: current financial information, historical payment experience, credit documentation, public information, and current economic trends, among other factors. Citizens analyzes commercial loans individually by classifying the loans as to credit risk. This analysis includes loans with an outstanding balance greater than $0.5 million and non-homogeneous loans, such as commercial and industrial and commercial real estate loans. Credit quality indicators are reviewed and updated as applicable on an ongoing basis in accordance with Citizens’ credit policy. Citizens uses the following definitions for risk ratings:

Special Mention. Loans classified as special mention have a potential weakness that deserves management’s close attention. If left uncorrected, these potential weaknesses may result in deterioration of the repayment prospects for the loan or of the institution’s credit position at some future date.

Substandard. Loans classified as substandard are inadequately protected by the current net worth and paying capacity of the obligor or of the collateral pledged, if any. Loans so classified have a well-defined weakness that jeopardizes the liquidation of the debt. They are characterized by the distinct possibility that the institution will sustain some loss if the deficiencies are not corrected.

Doubtful. Loans classified as doubtful have all the weaknesses inherent in those classified as substandard, with the added characteristic that the weaknesses make collection or liquidation for full value, on the basis of currently existing facts, conditions, and values, highly questionable and improbable. Commercial loans considered doubtful are evaluated for impairment as part of the specific allocated allowance.

Loans not meeting the criteria above that are analyzed individually as part of the above described process are considered to be “pass” rated loans. Commercial loans by risk category of class areas follows.

	December 31, 2011
(in thousands)	Pass	Special Mention	Substandard	Doubtful	Total
Land hold	$2,427	$803	$3,312	$—	$6,542
Land development	12,087	252	765	—	13,104
Construction	4,039	1,508	300	—	5,847
Income producing	633,855	164,756	112,458	2,686	913,755
Owner-occupied	475,604	66,576	61,429	1,504	605,113

Total commercial real estate	1,128,012	233,895	178,264	4,190	1,544,361
Commercial and industrial	1,059,316	113,126	74,307	42	1,246,791
Small business (1)	251,790	21,803	22,925	220	296,738

Total commercial	$2,439,118	$368,824	$275,496	$4,452	$3,087,890

(1)	Amounts contained in “Commercial and industrial” on Consolidated Balance Sheets.

	December 31, 2010
(in thousands)	Pass	Special Mention	Substandard	Doubtful	Total
Land hold	$3,611	$10,126	$12,803	$1,719	$28,259
Land development	13,057	693	20,209	841	34,800
Construction	62,981	18,809	20,253	1,644	103,687
Income producing	664,151	198,323	296,771	11,737	1,170,982
Owner-occupied	550,074	81,133	143,928	7,872	783,007

Total commercial real estate	1,293,874	309,084	493,964	23,813	2,120,735
Commercial and industrial	799,823	140,099	191,144	9,461	1,140,527
Small business (1)	280,697	23,483	28,994	526	333,700

Total commercial	$2,374,394	$472,666	$714,102	$33,800	$3,594,962

(1)	Amounts contained in “Commercial and industrial” on Consolidated Balance Sheets.

For residential and consumer loans, Citizens evaluates credit quality based on the aging status of the loan and by payment activity. Performing loans are considered to have a lower risk of loss and are on accruing status. Nonperforming loans are comprised of nonaccrual loans and loans past due over 90 days and still accruing interest. The following table presents the recorded investment in residential and consumer loans based on payment activity.

	December 31, 2011
(in thousands)	Residential Mortgage	Direct Consumer	Indirect Consumer	Total Consumer Loans
Performing	$625,933	$921,195	$870,133	$2,417,261
Nonperforming	11,312	12,119	953	24,384

Total	$637,245	$933,314	$871,086	$2,441,645

	December 31, 2010
(in thousands)	Residential Mortgage	Direct Consumer	Indirect Consumer	Total Consumer Loans
Performing	$734,169	$1,032,959	$818,586	$2,585,714
Nonperforming	22,076	12,571	1,279	35,926

Total	$756,245	$1,045,530	$819,865	$2,621,640

Loans Held for Sale. Loans held for sale are comprised of commercial real estate and residential mortgage loans. Loans held for sale were $10.4 million at December 31, 2011, as compared to $40.3 million at December 31, 2010. During 2011, $90.6 million in portfolio loans were transferred to held for sale. At December 31, 2011 $88.9 million had been subsequently sold and $1.7 million remained in held for sale.

Note 4. Allowance for Loan Losses

The allowance for loan losses is a reserve established through a provision for possible loan losses charged to expense, which represents management’s best estimate of probable losses that have been incurred within the existing loan portfolio. The methodology used for measuring the appropriateness of the allowance for loan losses relies on several key elements, which include specific allowances for identified impaired loans, a risk-allocated allowance for the remainder of the portfolio and a general valuation allowance estimate.

The activity within the allowance for loan losses is presented below.

(in thousands)	Allowance for Loan Losses at December 31, 2010	Provision for Loan Losses	Charge-offs	Recoveries	Net charge-offs	Allowance for Loan Losses at December 31, 2011
Commercial and industrial	$26,619	$20,179	$(36,211)	$3,457	$(32,754)	$14,044
Small business	16,334	4,587	(9,462)	771	(8,691)	12,230
Commercial real estate	156,623	67,398	(162,533)	2,511	(160,022)	63,999

Total commercial	199,576	92,164	(208,206)	6,739	(201,467)	90,273
Residential mortgage	47,623	16,200	(27,796)	433	(27,363)	36,460
Direct consumer	32,255	24,508	(26,932)	3,189	(23,743)	33,020
Indirect consumer	16,577	5,936	(11,771)	2,231	(9,540)	12,973

Total	$296,031	$138,808	$(274,705)	$12,592	$(262,113)	$172,726

A summary of the allowance for loan losses, segregated by portfolio segment follows:

	December 31, 2011
(in thousands)	Allowance for Loans Individually Evaluated for Impairment	Allowance for Loans Collectively Evaluated for Impairment	General Allowance	Total Allowance for Loan Losses
Commercial and industrial	$42	$13,302	$700	$14,044
Small business	—	11,730	500	12,230
Commercial real estate	4,110	58,589	1,300	63,999

Total commercial	4,152	83,621	2,500	90,273
Residential mortgage	2,837	33,623	—	36,460
Direct consumer	70	32,950	—	33,020
Indirect consumer	—	12,973	—	12,973

Total allowance for loan losses	$7,059	$163,167	$2,500	$172,726

	December 31, 2011
(in thousands)	Recorded Investment of Loans Individually Evaluated for Impairment	Recorded Investment of Loans Collectively Evaluated for Impairment	Unearned (Fees)/Costs	Total Recorded Investment
Commercial and industrial	$8,842	$1,245,902	$(7,953)	$1,246,791
Small business (1)	557	295,972	209	296,738
Commercial real estate	55,369	1,490,850	(1,858)	1,544,361

Total commercial	64,768	3,032,724	(9,602)	3,087,890
Residential mortgage	15,140	623,779	(1,674)	637,245
Direct consumer	4,607	928,930	(223)	933,314
Indirect consumer	478	850,868	19,740	871,086

Total portfolio loans	$84,993	$5,436,301	$8,241	$5,529,535

(1)	Amounts contained in “Commercial and industrial” on Consolidated Balance Sheets.

	December 31, 2010
(in thousands)	Allowance for Loans Individually Evaluated for Impairment	Allowance for Loans Collectively Evaluated for Impairment	General Allowance	Total Allowance for Loan Losses
Commercial and industrial	$9,298	$17,321	$—	$26,619
Small business	173	16,161	—	16,334
Commercial real estate	23,519	128,604	4,500	156,623

Total commercial	32,990	162,086	4,500	199,576
Residential mortgage	1,110	46,513	—	47,623
Direct consumer	130	32,125	—	32,255
Indirect consumer	—	16,577	—	16,577

Total allowance for loan losses	$34,230	$257,301	$4,500	$296,031

	December 31, 2010
(in thousands)	Recorded Investment of Loans Individually Evaluated for Impairment	Recorded Investment of Loans Collectively Evaluated for Impairment	Unearned (Fees)/Costs	Total Recorded Investment
Commercial and industrial	$42,251	$1,085,404	$12,872	$1,140,527
Small business (1)	1,768	331,752	180	333,700
Commercial real estate	100,889	2,021,840	(1,994)	2,120,735

Total commercial	144,908	3,438,996	11,058	3,594,962
Residential mortgage	7,588	747,139	1,518	756,245
Direct consumer	3,093	1,045,368	(2,931)	1,045,530
Indirect consumer	470	802,424	16,971	819,865

Total portfolio loans	$156,059	$6,033,927	$26,616	$6,216,602

(1)	Amounts contained in “Commercial and industrial” on Consolidated Balance Sheets.

Impaired loans. A loan is considered impaired when Citizens determines that it is probable that all the contractual principal and interest due under the loan may not be collected. If a loan is impaired, a specific valuation allowance is allocated, if necessary, so that the loan is reported net, at the present value of estimated future cash flows using the loan’s existing rate or at the fair value of collateral if repayment is expected solely from the collateral. Interest payments on impaired loans are typically applied to principal unless collectability of the principal amount is reasonably assured, in which case interest is recognized on a cash basis. Impaired loans, or portions thereof, are charged off when deemed uncollectible.

Citizens recognized $2.7 million and $5.1 million of interest income on nonperforming loans for years ended December 31, 2011 and December 31, 2010, respectively. Had nonaccrual loans performed in accordance with their original contract terms, Citizens would have recognized additional interest income of approximately $6.9 million and $9.0 million for the years ended December 31, 2011 and December 31, 2010, respectively. There were no significant commitments outstanding to lend additional funds to clients whose loans were classified as restructured at December 31, 2011.

A summary of information regarding loans individually reviewed for impairment, segregated by class are set forth in the following table.

	December 31, 2011
						Average Recorded Investment
(in thousands)	Unpaid Contractual Principal Balance	Recorded Investment with No Specific Allowance	Recorded Investment with Specific Allowance	Total Recorded Investment	Specific Related Allowance	Year To Date
Nonaccrual loans (impaired)
Land hold	$—	$—	$—	$—	$—	$45
Land development	—	—	—	—	—	85
Construction	—	—	—	—	—	224
Income producing	23,394	9,163	8,838	18,001	2,686	19,517
Owner-occupied	22,338	13,276	3,694	16,970	1,424	17,069

Total commercial real estate	45,732	22,439	12,532	34,971	4,110	36,940
Commercial and industrial	17,197	8,196	646	8,842	42	12,499
Small business	131	66	—	66	—	219

Total commercial	63,060	30,701	13,178	43,879	4,152	49,658

Residential mortgage	6,610	587	6,023	6,610	1,346	10,038
Direct consumer	1,168	647	500	1,147	55	1,519
Indirect consumer	478	478	—	478	—	474

Total consumer	8,256	1,712	6,523	8,235	1,401	12,031

Total nonaccrual loans (impaired)	71,316	32,413	19,701	52,114	5,553	61,689

Accrual loans (impaired)
Income producing	7,476	7,476	—	7,476	—	7,524
Owner-occupied	12,922	12,922	—	12,922	—	3,960

Total commercial real estate	20,398	20,398	—	20,398	—	11,484
Small business	491	491	—	491	—	500

Total commercial	20,889	20,889	—	20,889	—	11,984

Residential mortgage	8,530	2,088	6,442	8,530	1,491	4,520
Direct consumer	3,460	3,360	100	3,460	15	2,569

Total consumer	11,990	5,448	6,542	11,990	1,506	7,089

Total accrual loans (impaired)	32,879	26,337	6,542	32,879	1,506	19,073

Total impaired loans	$104,195	$58,750	$26,243	$84,993	$7,059	$80,762

	December 31, 2010
						Average Recorded Investment
(in thousands)	Unpaid Contractual Principal Balance	Recorded Investment with No Specific Allowance	Recorded Investment with Specific Allowance	Total Recorded Investment	Specific Related Allowance	Year To Date
Nonaccrual loans (impaired)
Land hold	$2,007	$—	$2,007	$2,007	$1,719	$2,882
Land development	5,954	1,224	1,458	2,682	842	16,526
Construction	9,151	—	6,769	6,769	1,413	22,752
Income producing	76,310	21,315	33,145	54,460	11,759	112,214
Owner-occupied	39,018	13,153	19,337	32,490	7,786	50,976

Total commercial real estate	132,440	35,692	62,716	98,408	23,519	205,350
Commercial and industrial	51,300	9,357	32,894	42,251	9,298	45,521
Small business	1,787	959	809	1,768	173	844

Total commercial	185,527	46,008	96,419	142,427	32,990	251,715

Residential mortgage	5,729	533	5,196	5,729	1,079	5,263
Direct consumer	1,609	482	1,074	1,556	115	1,229
Indirect consumer	470	470	—	470	—	119

Total consumer	7,808	1,485	6,270	7,755	1,194	6,611

Total nonaccrual loans (impaired)	193,335	47,493	102,689	150,182	34,184	258,326

Accrual loans (impaired)
Owner-occupied	2,481	2,481	—	2,481	—	625

Total commercial real estate	2,481	2,481	—	2,481	—	625

Total commercial	2,481	2,481	—	2,481	—	625

Residential mortgage	1,859	1,697	162	1,859	31	591
Direct consumer	1,537	1,436	101	1,537	15	387

Total consumer	3,396	3,133	263	3,396	46	978

Total accrual loans (impaired)	5,877	5,614	263	5,877	46	1,603

Total impaired loans	$199,212	$53,107	$102,952	$156,059	$34,230	$259,929

Troubled Debt Restructurings. A modified loan is considered a Troubled Debt Restructuring (“TDRs”) when two conditions are met: 1) the borrower is experiencing financial difficulty and 2) concessions are made that would not otherwise be considered for a borrower with similar credit characteristics. While commercial loan modifications vary depending on circumstances, the most common types of modifications for residential and consumer loans include below market rate reductions and/or maturity extensions, and generally do not include forgiveness of principal balances. Modified terms are dependent upon the financial position and needs of the individual borrower. Citizens does not employ modification programs for temporary or trial periods, all modifications are permanent. The modified loan does not revert back to its original terms, even if the modified loan agreement is violated. If the modification agreement is violated, the loan is handled by the special loans group for resolution, which may result in foreclosure.

Citizens classifies TDRs as nonaccruing loans unless the loan qualified for accruing status at the time of the restructure, or the loan has performed according to the new contractual terms for at least six months. To qualify for accruing status at the time of the restructure, the original loan must have been less than 90 days past due at the time of the restructure and the modification must not have resulted in an impairment loss. At December 31, 2011 the majority of Citizens’ TDRs are on accrual status and are reported as impaired. Impaired and TDR classifications may be removed if the borrower demonstrates compliance with the modified terms and the restructuring agreement specifies a market rate of interest equal to that which would be provided to a borrower with similar credit at the time of restructuring. Otherwise, TDRs are classified as impaired loans and TDRs for the remaining life of the loan.

The recorded investment balance of TDRs approximated $47.7 million at December 31, 2011. TDRs of $32.3 million were on accrual status and $15.4 million of TDRs were on nonaccrual status at December 31, 2011. TDRs are evaluated separately in Citizens’ allowance for loan loss methodology based on the expected cash flows for loans in this status. At December 31, 2011, the allowance for loan losses included specific reserves of $2.9 million related to TDRs, which included $2.8 million related to mortgage TDRs and $0.1 million related to direct consumer TDRs. For the year ended December 31, 2011, Citizens charged off $6.1 million for the portion of TDRs deemed to be uncollectible.

The following table provides information on loans modified as TDRs in 2011.

		December 31, 2011
(in thousands)	Number of Loans	Pre-Modification Outstanding Recorded Investment	Post-Modification Outstanding Recorded Investment	Coupon Rate
Commercial and industrial	2	$1,807	$1,807	6.5%
Commercial real estate	4	28,632	21,183	6.6

Total commercial	6	30,439	22,990	6.6
Residential mortgage	35	9,060	9,060	2.7
Direct consumer	8	1,708	1,714	6.3

Total portfolio loans	49	$41,207	$33,764	5.5

The following table provides information on how loans were modified as a TDR in 2011.

December 31, 2011
(in thousands)	Recorded Investment
Extended maturity	$15,211
Interest rate adjustments	7,489
Combination of rate and maturity	11,064

Total	$33,764

A TDR loan is considered to have a payment default when one or more payments is over 90 days past due. During the twelve months ended December 31, 2011 there were two TDR loans of approximately $0.4 million in payment default.

Note 5. Premises and Equipment

A summary of premises and equipment follows:

	December 31,
(in thousands)	2011	2010
Land	$26,443	$27,063
Buildings	154,668	154,765
Leasehold improvements	13,970	13,764
Furniture and equipment	71,733	131,566

	266,814	327,158
Accumulated depreciation and amortization	(168,844)	(222,444)

Total	$97,970	$104,714

The reduction in the carrying value of furniture and equipment and accumulated depreciation was the result of several initiatives to update Citizens’ computers and copiers. These programs were completed during 2011, resulting in the disposition of obsolete assets.

Certain branch facilities and equipment are leased under various operating contracts. Total rental expense, including expenses related to these operating leases, was $6.0 million in both 2011 and 2010, and $6.2 million in 2009. Future minimum rental commitments under non-cancelable operating leases are as follows at December 31, 2011:

(in thousands)	Rental Commitments
2012	$6,002
2013	5,205
2014	3,717
2015	2,891
2016	2,159
Thereafter	7,416

Total	$27,390

Note 6. Goodwill and Core Deposit Intangible Assets

A summary of goodwill allocated to the lines of business follows:

	December 31,
(in thousands)	2011	2010
Regional Banking	$316,349	$316,349
Wealth Management	1,801	1,801

Total	$318,150	$318,150

The recorded balance of goodwill has not changed during 2011 and 2010. As of October 1, 2011, the annual impairment test described in Note 1 was performed using management’s most recent long-term financial projections and current risk-adjusted discount rates. The Step 1 analysis indicated that the fair values of the

Regional Banking and Wealth Management reporting units exceeded their carrying values. Thus, goodwill allocated to each reporting unit is considered not to be impaired and performance of Step 2 in goodwill impairment testing was unnecessary. Furthermore, no goodwill impairment exists on the consolidated level as the allocated goodwill resides only in these two reporting units. Based on the testing performed as of October 1, 2011, the fair value of the Regional Banking reporting unit exceeded its carrying value by 15%. The fair value of the Wealth Management reporting unit exceeded its carrying value by 133%. No events (individually or in aggregate) have occurred since the annual goodwill impairment analysis that indicates a potential impairment of goodwill. As the key inputs and drivers remained consistent with those used as of the annual impairment testing date, Citizens concluded that no impairment was indicated.

As a result of announcing the sale of F&M on January 29, 2010, Citizens performed an interim goodwill analysis during the first quarter of 2010 and concluded that there was no impairment. Goodwill was allocated to F&M based on the relative value of F&M’s regional banking equity compared with the total fair value of equity for the Regional Banking reporting unit. The analysis indicated that approximately 3.8% of the fair value of the Regional Banking unit resided in the Iowa franchise as of January 1, 2010. Therefore, Citizens allocated and wrote off $12.6 million of goodwill to discontinued operations.

During the second quarter of 2009, Citizens recorded a non-cash goodwill impairment charge against the goodwill allocated to the Regional Banking line of business of $256.3 million. The goodwill impairment charge was not tax deductible, did not impact Citizens’ tangible equity or regulatory capital ratios, and did not adversely affect Citizens’ overall liquidity position.

A summary of core deposit intangibles follows:

	December 31,
(in thousands)	2011	2010
Core deposit intangibles	$62,835	$62,835
Accumulated amortization	(55,407)	(52,381)

Total	$7,428	$10,454

The following presents the estimated future amortization expense of core deposit intangible assets.

(in thousands)	Intangible Amortization Expense
2012	$2,120
2013	1,727
2014	1,421
2015	1,179
2016	981

Total	$7,428

All of Citizens’ core deposit intangible assets have finite lives and are amortized on an accelerated basis corresponding with the anticipated lives of the underlying deposits over varying periods not exceeding 10 years. The weighted average amortization period for core deposit intangible assets is 2.1 years.

Note 7. Deposits

Overdrafts on demand accounts are classified as loans, rather than deposits, on the face of the balance sheet and totaled $7.2 million and $11.1 million at December 31, 2011 and 2010, respectively. Time deposits over $100,000 totaled $616.0 million at December 31, 2011, compared with $1.1 billion at December 31, 2010. The scheduled maturities for time deposits over $100,000 at December 31, 2011 were as follows:

(in thousands)	Deposit Maturities
2012	$331,343
2013	142,944
2014	74,685
2015	50,392
2016	16,273
Thereafter	351

Total	$615,988

Note 8. Short-Term Borrowings

Short-term borrowings consist of federal funds purchased and securities sold under agreements to repurchase and other short-term borrowings (which consist primarily of Treasury, Tax and Loan borrowings). Federal funds purchased are overnight borrowings from other financial institutions. Securities sold under agreements to repurchase are secured transactions done principally with investment banks. Maturities of securities sold under agreements to repurchase are generally 90 days or less.

Information relating to federal funds purchased and securities sold under agreements to repurchase follows:

(in thousands)	2011	2010	2009
At December 31:
Balance	$40,098	$41,699	$32,900
Weighted average interest rate paid	0.19%	0.18%	0.34%
During the year:
Maximum outstanding at any month-end	$43,737	$42,334	$52,025
Daily average	42,064	34,683	42,077
Weighted average interest rate paid	0.19%	0.23%	0.37%

Note 9. Long-Term Debt

A summary of long-term debt follows:

	December 31,
(in thousands)	2011	2010
Citizens (Parent only):
Subordinated debt:
5.75% subordinated notes due February 2013	$17,101	$16,932
Variable rate junior subordinated debenture due June 2033	25,774	25,774
7.50% junior subordinated debentures due September 2066	48,677	48,382
Subsidiary:
Federal Home Loan Bank advances	658,484	837,410
Other borrowed funds	104,149	104,191

Total	$854,185	$1,032,689

On January 27, 2003, Citizens issued $125.0 million of 5.75% subordinated notes, maturing February 1, 2013. Issuance costs were capitalized and are included in the long-term debt total on the balance sheet. The issuance costs were amortized over ten years as a component of interest expense. Under the risk-based capital guidelines, a portion of the subordinated debt currently qualifies as Tier 2 supplementary capital.

On June 26, 2003, Citizens issued $25.8 million of floating rate, 30-year trust preferred securities through an unconsolidated special purpose trust to unrelated institutional investors. The gross proceeds from issuance were used to purchase a floating rate junior subordinated deferrable interest debenture (“Debenture”) issued by Citizens, which is the sole asset of the trust. The Debenture matures in thirty years and bears interest at an annual rate equal to the three-month LIBOR plus 3.10%, payable quarterly beginning in September 2003. Interest is adjusted on a quarterly basis not to exceed 11.75%. The Debenture is an unsecured obligation of Citizens and is junior in right of payment to all future senior indebtedness of Citizens. Citizens has guaranteed that interest payments on the Debenture made to the trust will be distributed by the trust to the holders of the trust preferred securities. The trust preferred securities of the special purpose trust are callable at par and must be redeemed in thirty years after issuance. The issuance costs were amortized to the call date over five years as a component of interest expense, as Citizens believed this was the most probable life of these securities. Under the risk-based capital guidelines, the trust preferred securities currently qualify as Tier 1 capital.

On October 3, 2006, Citizens Funding Trust I (“2006 Trust”) completed an offering of $150.0 million aggregate liquidation amount of enhanced trust preferred securities. The gross proceeds from issuance were used to purchase a junior subordinated deferrable interest debenture issued by Citizens, which is the sole asset of the 2006 Trust. The 2006 debentures rank junior to Citizens’ outstanding debt, including the other outstanding junior subordinated debentures. The enhanced trust preferred securities are listed on the New York Stock Exchange (NYSE symbol CTZ-PA). Distributions on the securities, which represent undivided beneficial interests in the assets of the 2006 Trust, accrue from the original issue date and are payable quarterly in arrears at an annual rate of 7.50%, beginning December 15, 2006. The securities became callable on September 15, 2011 and mature on September 15, 2066. Issuance costs of $5.1 million were capitalized and are amortized through the long-term debt total on the Consolidated Balance Sheets. The issuance costs were amortized to the call date over five years as a component of interest expense. The proceeds were used to finance the cash portion of the consideration paid in Citizens’ merger with Republic Bancorp and for general corporate purposes.

On September 30, 2009, Citizens exchanged shares of common stock for long-term debt with a carrying value of $204.0 million. The extinguished long-term debt was comprised of $107.8 million principal amount of its 5.75% subordinated notes ($104.2 million, net of early amortization of prior debt issuance costs) and $101.3 million aggregate liquidation amount of the 7.50% trust preferred securities of the 2006 Trust ($99.8 million, net of early amortization of prior debt issuance costs). Refer to Note 14 for additional information.

On January 28, 2010 Citizens announced that it was suspending the dividend payments on its trust preferred securities. Citizens accrues for this obligation in other liabilities on the Consolidated Balance Sheets and as of December 31, 2011, the total amount of the arrearage is $9.8 million.

As of December 31, 2011, advances from the FHLB are at fixed rates ranging from 2.51% to 6.93% and mature from 2014 through 2021. Citizens restructured $245.0 million and $250.0 million in FHLB advances during 2011 and 2010, respectively. These restructures resulted in the locking in of lower term funding rates. The average interest rate on the 2011 restructured advances was reduced to 3.32% from 4.84% and the average remaining term was extended to 5.8 years from 3.3 years. The average interest rate on the 2010 restructured advances was reduced to 2.78% from 4.90% and the average remaining term was extended to 4.5 years from 1.0 years. FHLB advances totaling $5.0 million may be put back to Citizens at the option of the FHLB. Advances totaling $463.0 million are non-convertible and subject to neither put nor call options. Citizens’ advances from the FHLB were collateralized at December 31, 2011 with $2.2 billion of residential and commercial loans secured by real estate and securities held for pledging.

As of December 31, 2011, $103.4 million of long-term repurchase agreements with interest rates up to 4.69%, maturing between August 2015 and May 2016 were outstanding. Long-term repurchase agreements are classified under Other borrowed funds.

The par value of long-term debt is scheduled to mature as shown in the table below. This schedule excludes all carrying value adjustments, such as purchase accounting fair value adjustments, hedge accounting fair value adjustments, and unamortized premiums and discounts, that will not affect future cash payments associated with the maturity of this debt.

(in thousands)	Parent	Subsidiary	Consolidated
2012	$—	$1,031	$1,031
2013	17,266	27	17,293
2014	—	125,030	125,030
2015	—	291,658	291,658
2016	—	101,787	101,787
Thereafter	74,451	237,622	312,073

Total	$91,717	$757,155	$848,872

Note 10. Fair Values of Assets and Liabilities

Fair value estimates are intended to represent the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Given that there is no active market for many of Citizens’ financial instruments, Citizens has made estimates using discounted cash flow or other valuation techniques. Inputs to these valuation methods are subjective in nature, involve uncertainties, and require significant judgment and therefore cannot be determined with precision. Accordingly, the derived fair value estimates presented herein are not necessarily indicative of the amounts Citizens could realize in a current market exchange.

The fair value estimates are based on existing on- and off-balance sheet financial instruments and do not attempt to estimate the value of anticipated future business or the value of assets and liabilities that are not considered financial instruments. For example, Citizens has a substantial trust department that contributes net fee income annually. The trust department is not considered a financial instrument and its value has not been incorporated into the fair value estimates. Other significant assets and liabilities that are not considered financial assets or liabilities include Citizens’ brokerage network, net deferred tax assets (and the related valuation reserves), and premises and equipment. In addition, tax ramifications related to the recognition of unrealized gains and losses such as those within the investment securities portfolio can have a significant effect on estimated fair values and have not been considered in the estimates. For these reasons, the aggregate fair value should not be considered an indication of Citizens’ value.

Citizens groups assets and liabilities which are recorded at fair value in three levels, based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value. An asset or liability’s level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement (with Level 1 considered highest and Level 3 considered lowest). A brief description of each level follows.

Level 1 — Valuation is based upon quoted prices for identical instruments in active markets.

Level 2 — Valuation is based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques for which all significant assumptions are observable in the market.

Level 3 — Valuation is generated from model-based techniques that use at least one significant assumption not observable in the market. These unobservable assumptions reflect estimates that market participants would use in pricing the asset or liability. Valuation techniques include the use of discounted cash flow models and similar techniques.

The estimated fair values of Citizens’ financial instruments follow.

	December 31, 2011		December 31, 2010
(in thousands)	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
Financial assets:
Cash and due from banks	$153,418	$153,418	$127,585	$127,585
Money market investments	313,632	313,632	409,079	409,079
Securities available for sale	1,312,733	1,312,733	2,049,528	2,049,528
Securities held to maturity	1,444,054	1,487,550	474,832	469,421
FHLB and Federal Reserve stock	117,943	117,943	143,873	143,873
Net portfolio loans	5,356,809	5,101,446	5,920,571	5,157,339
Deferred compensation assets	8,477	8,477	10,951	10,951
Loans held for sale	10,402	10,402	40,347	40,347
Accrued interest receivable	31,390	31,390	33,310	33,310
Financial liabilities:
Deposits	7,394,941	7,424,427	7,726,834	7,778,461
Short-term borrowings	40,098	40,098	42,319	42,319
Long-term debt	854,185	927,533	1,032,689	1,071,250
Accrued interest payable	14,047	14,047	10,901	10,901
Financial instruments with off-balance sheet risk (1) :
Letters of credit (2)	(982)	(2,808)	(1,357)	(4,980)
Derivative instruments	948	948	1,862	1,862

(1)	Positive amounts represent assets, whereas negative amounts represent liabilities.
(2)

The carrying amount for letters of credit is part of the total carrying amount of net loans. It is show n here separately to disclose the estimated fair value w hich is based on a discounted cash flow method utilizing current market pricing. This amount is not included in the net loans estimate of fair value.

The carrying amount approximates fair value for cash, money market investments, and accrued interest. The methods and assumptions used to estimate the fair value for other financial instruments are set forth below. There were no changes in the valuation methods used to estimate fair value during the twelve months ended December 31, 2011.

Securities Available for Sale. Fair value measurement is based upon quoted prices for similar assets, if available, or matrix pricing models. Matrix pricing is a mathematical technique widely used in the financial industry to value debt securities without relying exclusively on quoted market prices for the specific securities but rather by relying on the securities’ relationship to other benchmark quoted prices. The securities in the available for sale portfolio are priced by independent providers. These providers utilize pricing models that vary by asset class and incorporate available trade, bid and other market information and for structured securities, cash flow and, when available, loan performance data. Because many fixed income securities do not trade on a daily basis, the pricing applications apply available information as applicable through processes such as benchmark curves, benchmarking of like securities, sector groupings, and matrix pricing. In addition, model processes to assess interest rate impact and develop prepayment scenarios are used. The impact of unobservable inputs and proprietary models are not material to the determination of fair values of these securities. In obtaining such valuation information from third parties, Citizens has evaluated their valuation methodologies used to develop the fair values in order to determine whether such valuations are representative of the price at which a transaction would take place in current markets. Further, Citizens completes a comparison of the fair value estimates quarterly by validating the data received to date provided by a separate third party. In order to then evaluate reasonableness of the market data, Citizens also independently prices a sampling of securities using data from an independent source. Should Citizens find variances, the prices are then challenged and prices are adjusted accordingly. To date, there has been no significant findings or adjustments made by Citizens. Citizens’ principal markets for its securities portfolios are the secondary institutional markets, with an exit price that is predominantly reflective of bid level pricing in those markets.

Recurring Level 3 securities include auction rate securities issued by student-loan authorities and a taxable municipal Qualified Zone Academy Bond (“QZAB”). Due to the nature of the auction rate securities and the lack of a secondary market with active fair value indicators, Citizens used an income approach based on a discounted cash flow model utilizing significant unobservable inputs (Level 3) in the valuation process to estimate the transaction price between market participants for each group of securities as of the valuation date. The significant assumptions made in this modeling process included the discount rate, the term over which this discount rate would stabilize, and fail rate formulas utilizing assumed interest payments. Due to the current illiquid market for QZAB bonds, Citizens relies on models containing significant unobservable market-based inputs to determine the fair value of these bonds. The primary unobservable pricing input was the assumption made regarding the ability of market participants to utilize the tax credits associated with this type of instrument.

Securities Held to Maturity. The fair value of securities classified as held to maturity are based upon quoted prices for similar assets, if available, or matrix pricing models. This process is essentially the same as the valuation methodologies and price verification functions used for securities available for sale.

FHLB and Federal Reserve Stock. The carrying amount of FHLB and Federal Reserve stock is used to approximate the fair value of these investments. These securities are not readily marketable, are recorded at cost (par value), and are evaluated for impairment based on the ultimate recoverability of the par value. Citizens considers positive and negative evidence, including the profitability and asset quality of the issuer, dividend payment history and recent redemption experience, when determining the ultimate recoverability of the par value. Citizens believes its investments in FHLB and Federal Reserve stock are ultimately recoverable at par.

Net Portfolio Loans. The fair value of loans and loan commitments is estimated based on discounted cash flows using exit-value rates at December 31, 2011 and December 31, 2010, weighted for varying maturity dates. The cash flows take into consideration current portfolio interest rates and repricing characteristics as well as assumptions relating to prepayment speeds. The discount rates take into consideration the current market interest rate environment, a credit risk component based on the credit characteristics of each loan portfolio, and a liquidity premium reflecting the liquidity or illiquidity of the market. If an entry-value rate was used to estimate the fair value of loans and loan commitments, the disclosed fair value would have been higher for the periods presented.

Deposits. The estimated fair value of demand deposits (e.g., noninterest and interest bearing demand, savings, and certain types of money market accounts) are, by definition, equal to the amount payable on demand at the reporting date (i.e., their carrying amounts). Fair values for certificates of deposit are based on the discounted value of contractual cash flows at current interest rates. The estimated fair value of deposits does not take into account the value of Citizens’ long-term relationships with depositors, commonly known as core deposit intangibles, which are separate intangible assets, and not considered financial instruments.

Short-Term Borrowings. The carrying amounts of federal funds purchased, securities sold under agreement to repurchase and other short-term borrowings approximate their fair values because they frequently reprice to a market rate.

Long-Term Debt. The fair value is estimated using observable market prices and by discounting future cash flows using current interest rates for similar financial instruments.

Derivative Instruments. Substantially all derivative instruments held or issued by Citizens are traded in over-the-counter markets where quoted market prices are not readily available. Derivative instruments are priced by independent providers using observable market assumptions with adjustments based on widely accepted valuation techniques. For those derivatives, Citizens measures fair value with models that use primarily market observable inputs, such as yield curves and option volatilities, and include the value associated with counterparty credit risk (credit valuation adjustments). Citizens assessed the significance of the impact of the credit valuation adjustments on the overall valuation of its derivative positions, and determined that the credit valuation adjustments were not significant to the overall valuation of its derivatives.

Deferred Compensation Assets. Citizens has a portfolio of mutual fund investments which hedge the deferred compensation liabilities for various employees, former employees and directors. These investments are traded on active exchanges with valuations obtained from readily available pricing sources for market transactions involving identical assets. Additionally, Citizens invests in a Guaranteed Income Fund which is valued based on similar assets in an active market.

Impaired Loans. A loan is considered to be impaired when it is probable that all of the principal and interest due under the original underwriting terms of the loan may not be collected. Impairment is typically measured based on the fair value of the underlying collateral. The fair value of the underlying collateral is determined, where possible, using market prices derived from appraisals or broker price opinions, which are considered to be Level 2. Fair value may also be measured using the present value of expected future cash flows discounted at the loan’s effective interest rate. Since certain assumptions and unobservable inputs are currently being used in both techniques, impaired loans are recorded as Level 3 in the fair value hierarchy. Citizens measures impairment on all nonaccrual commercial and industrial and commercial real estate loans for which it has established specific reserves as part of the specific allocated allowance component of the allowance for loan losses. Citizens measures impairment on all residential mortgage loans over 180 days past due.

Loans Held for Sale. Residential mortgage loans held for sale are comprised of loans originated for sale in the ordinary course of business and selected nonperforming residential mortgage loans. The fair value of residential mortgage loans originated for sale in the secondary market is based on purchase commitments or quoted prices for similar loans and are classified as nonrecurring Level 2. The fair value of nonperforming residential mortgage loans is based on the fair value of the underlying collateral, net of estimated costs to sell, using market prices derived from indicative pricing models which utilize projected assumptions Citizens believes potential investors would make, broker price opinions or appraisals, and are classified as nonrecurring Level 3.

Commercial loans held for sale are comprised primarily of loans identified for sale that are recorded at the lower of carrying amount or market value based on appraisals of the underlying collateral, which are also subject to management adjustments based on current market conditions and recent sales activity. Fair value may also be measured using the present value of expected future cash flows discounted at the loan’s effective interest rate. Citizens records commercial loans held for sale as nonrecurring Level 3.

Other Real Estate. Other real estate (“ORE”) is comprised of commercial and residential real estate acquired through foreclosure proceedings or acceptance of a deed-in-lieu of foreclosure. Commercial properties and former branch locations are carried at fair value at the time of acquisition based on the fair value of the underlying real property, net of estimated costs to sell. This is determined using market prices derived from appraisals or broker price opinions, which are considered to be Level 2. However, certain assumptions and unobservable inputs are currently being used by appraisers, brokers and management, therefore, qualifying the assets as Level 3 in the fair value hierarchy. Residential real estate is recorded at the fair value of the underlying real property, net of estimated costs to sell, using market prices derived from indicative pricing models which utilize projected assumptions Citizens believes potential investors would make, broker price opinions or appraisals, and are classified as nonrecurring Level 3. Losses arising from the initial acquisition of such properties are charged against the allowance for loan losses at the time of transfer. Subsequent valuation adjustments to reflect fair value, as well as gains and losses on disposal of these properties, are charged to noninterest expense as incurred. Citizens records ORE properties as nonrecurring Level 3.

Repossessed Assets. Repossessed assets consist of consumer assets acquired to satisfy the consumer’s outstanding delinquent debt. These assets consist of automobiles, boats, recreational vehicles and other personal items. These assets are carried at fair value, net of estimated costs to sell, based on internally developed procedures. Citizens records repossessed assets as nonrecurring Level 3.

Some of the assets and liabilities discussed above are measured on a recurring basis while others are measured on a nonrecurring basis, with the determination based upon applicable existing accounting pronouncements. For example, investment securities available for sale, derivative instruments, and deferred compensation assets are recorded at fair value on a recurring basis. Other assets, such as loans held for sale, impaired loans, other real estate, and repossessed assets are recorded at fair value on a nonrecurring basis. Goodwill and core deposit intangibles are measured for impairment on a nonrecurring basis and are written down when the value of the individual asset has declined.

The following tables presents the balances of assets and liabilities that were measured at fair value on a recurring basis as of December 31, 2011 and December 31, 2010.

December 31, 2011 (in thousands)	Total	Level 1	Level 2	Level 3
Securities available for sale:
Collateralized mortgage obligations	$365,302	$—	$365,294	$8
Mortgage-backed	823,852	—	823,852	—
State and municipal	123,308	—	121,862	1,446
Other	271	—	38	233

Total available for sale	1,312,733	—	1,311,046	1,687
Other assets:
Derivatives designated as hedging instruments	3,791	—	3,791	—
Derivatives not designated as hedging instruments	17,088	—	17,088	—
Deferred compensation assets	8,477	6,791	1,686	—

Total other assets	29,356	6,791	22,565	—

Total	$1,342,089	$6,791	$1,333,611	$1,687

Other liabilities:
Derivatives designated as hedging instruments	$2,317	$—	$2,317	$—
Derivatives not designated as hedging instruments	17,614	—	17,614	—

Total	$19,931	$—	$19,931	$—

December 31, 2010 (in thousands)	Total	Level 1	Level 2	Level 3
Securities available for sale:
Federal agencies	$5,557	$—	$5,557	$—
Collateralized mortgage obligations	599,264	—	599,253	11
Mortgage-backed	1,259,131	—	1,259,131	—
State and municipal	183,584	—	179,772	3,812
Other	1,992	—	1,656	336

Total securities available for sale	2,049,528	—	2,045,369	4,159
Other assets:
Derivatives designated as hedging instruments	1,976	—	1,976	—
Derivatives not designated as hedging instruments	26,409	—	26,409	—
Deferred compensation assets	10,951	7,654	3,297	—

Total other assets	39,336	7,654	31,682	—

Total	$2,088,864	$7,654	$2,077,051	$4,159

Other liabilities:
Derivative not designated as hedging instruments	$26,523	$—	$26,523	$—

Total other liabilities	26,523	—	26,523	—

Total	$26,523	$—	$26,523	$—

There were no transfers between levels within the fair value hierarchy during the 12 month period ended December 31, 2011. The following table presents the reconciliation of Level 3 assets held by Citizens on December 31, 2011.

		Net Realized/Unrealized Gains (Losses)
(in thousands)	Balance at December 31, 2010	Recorded in Earnings		Recorded in Other Comprehensive Income (Pretax)	Settlements	Balance at December 31, 2011
		Realized	Unrealized
Securities available for sale
Collateralized mortgage obligations	$11	$—	$—	$—	$(3)	$8
State and municipal	3,812	585	—	(98)	(2,853)	1,446
Other	336	19	—	(34)	(88)	233

Total	$4,159	$604	$—	$(132)	$(2,944)	$1,687

The following table includes assets measured at fair value on a nonrecurring basis that have had a fair value adjustment as of December 31, 2011.

December 31, 2011 (in thousands)	Initial Carrying Value	Fair Value
		Total	Level 1	Level 2	Level 3
Impaired loans	$245,004	$33,435	$—	$—	$33,435
Commercial loans held for sale	5,920	1,333	—	—	1,333
Residential mortgage loans held for sale	6,740	1,976	—	—	1,976
Other real estate	12,514	3,596	—	—	3,596
Repossessed assets	5,130	2,565	—	—	2,565

Total	$275,308	$42,905	$—	$—	$42,905

Note 11. Employee Benefit Plans

Pension and Postretirement Benefits: Citizens maintains a cash balance defined benefit pension plan. Pension retirement benefits are based on the employees’ length of service and salary levels. Under the defined benefit plan, employees are eligible for early retirement at age 55 with at least 3 years of service. It is Citizens’ policy to fund pension costs in an amount sufficient to meet or exceed the minimum funding requirements of applicable laws and regulations, plus such additional amounts as Citizens deems appropriate up to the level allowed by federal tax regulations. Actuarially determined pension costs are charged to current operations. Effective December 31, 2006, Citizens’ defined benefit pension plan was “frozen,” preserving prior earned benefits but discontinuing the accrual of further benefits. Citizens also maintains nonqualified supplemental benefit plans for certain former key employees. These plans are provided for by charges to earnings sufficient to meet the projected benefit obligation under applicable accounting standards. Benefits under the nonqualified supplemental plans are based primarily on years of service, age and compensation before retirement. The defined pension benefits provided under these plans are unfunded and any payments to plan participants are made by Citizens. Citizens’ postretirement benefit plan provides postretirement health and dental care to full-time employees who retired with eligibility for coverage based on historical plan terms. Current employees are not eligible to participate in the bank-subsidized health and dental plan.

The estimated portion of balances included in accumulated other comprehensive income that have not been recognized prior to December 31 are presented below.

	Cumulative Balance at December 31,
(in thousands)	2011	2010
Defined Benefit Pension Plans
Prior service cost	$147	$174
Net actuarial loss	38,498	34,100

Unrecognized balance	38,645	34,274

Supplemental Pension Plans
Prior service cost	—	—
Net actuarial loss	1,148	896

Unrecognized balance	1,148	896

Postretirement Benefit Plans
Prior service credit	(6,023)	(1,783)
Net actuarial gain	(1,609)	(1,901)

Unrecognized balance	(7,632)	(3,684)

Unrecognized net prior service credit	$(5,876)	$(1,609)
Unrecognized net actuarial loss	38,037	33,095

The amounts in accumulated other comprehensive income expected to be recognized as components of net periodic benefit costs during 2012 are amortization of prior service credits and net losses of $0.9 million and $3.0 million, respectively.

The net actuarial gain or loss and prior service cost recognized in accumulated other comprehensive income are presented below.

December 31, (in thousands)	Qualified Pension Plan		Non-Qualified Pension Plan		Postretirement Health Plan		Total
	2011	2010	2011	2010	2011	2010	2011	2010
Net prior service credit	$—	$—	$—	$—	$(4,869)	$(398)	$(4,869)	$(398)
Net loss (gain)	8,262	3,419	313	400	148	(951)	8,723	2,868

An actuarial measurement date of December 31 was utilized in the following table to determine the projected benefit obligations, fair value of plan assets, and accumulated benefit obligation at December 31, 2011 and 2010.

	Pension Benefits		Supplemental Pension Plan		Postretirement Benefits
(in thousands)	2011	2010	2011	2010	2011	2010
Change in Benefit Obligation
Projected benefit obligation, beginning of year	$78,282	$74,007	$5,441	$5,292	$7,628	$9,295
Interest cost	3,767	4,132	233	264	327	398
Participant contribution	—	—	—	—	403	412
Actuarial losses (gains)	3,951	5,841	313	400	148	(951)
Plan amendments	—	—	—	—	(4,869)	(398)
Curtailments	—	—	—	—	(571)	—
Benefits paid	(6,083)	(5,698)	(515)	(515)	(977)	(1,128)

Projected benefit obligation, end of year	$79,917	$78,282	$5,472	$5,441	$2,089	$7,628

Accumulated benefit obligation, end of year	$79,917	$78,282	$5,472	$5,441	$2,089	$7,628

Change in Plan Assets
Fair value of plan assets, beginning of year	$65,658	$64,121	$—	$—	$—	$—
Actual return on plan assets	(227)	7,235	—	—	—	—
Employer contribution	225	—	515	515	574	716
Participant contribution	—	—	—	—	403	412
Benefits paid	(6,083)	(5,698)	(515)	(515)	(977)	(1,128)

Fair value of plan assets, end of year	$59,573	$65,658	$—	$—	$—	$—

Reconciliation of Funded Status
Underfunded status of plan	$(20,344)	$(12,624)	$(5,472)	$(5,441)	$(2,089)	$(7,628)

Net amount recognized in the consolidated balance sheets	$(20,344)	$(12,624)	$(5,472)	$(5,441)	$(2,089)	$(7,628)

At December 31, 2011, the underfunded status of the Cash Balance Pension Plan for employees, the Supplemental Pension Plans, and the Retirement Health Plan is recognized in the consolidated balance sheet as an accrued liability. No plan assets are expected to be returned to Citizens during the year ending December 31, 2012.

Effective December 31, 2011, Citizens recognized the impact of a plan amendment based upon the implementation of a new Medicare Supplemental program for the postretirement plan participants. Additionally, this change resulted in the recognition of a curtailment benefit due to the elimination of a subsidy for a portion of the plan participants.

The components of net periodic benefit cost charged to operations each year for all plans follow:

(in thousands)	2011	2010	2009
Defined Benefit Pension Plans
Interest cost	$3,767	$4,132	$4,366
Expected return on plan assets	(4,083)	(4,814)	(6,282)
Amortization of unrecognized:
Prior service cost	26	26	26
Net actuarial loss	3,230	2,200	1,261

Net pension cost	2,940	1,544	(629)

Supplemental Pension Plans
Interest cost	233	264	588
Settlement charge related to lump sum payments	—	—	455
Curtailment loss	—	—	941
Amortization of unrecognized:
Net actuarial loss	35	18	12

Net pension cost	268	282	1,996

Postretirement Benefit Plans
Interest cost	327	398	571
Curtailment gain	(571)	—	—
Amortization of unrecognized:
Prior service credit	(335)	(289)	(267)
Net actuarial gain	(143)	(199)	(31)

Net postretirement benefit cost	(722)	(90)	273

Total pension and postretirement benefit cost	2,486	1,736	1,640

Defined contribution retirement and 401(k) plans
Employer contributions	—	—	2,253

Total periodic benefit cost	$2,486	$1,736	$3,893

The assumptions used in determining the actuarial present value of the benefit obligations and the net periodic pension expense follow:

	Pension Benefits		Supplemental Pension Plan		Postretirement Benefits
	2011	2010	2011	2010	2011	2010
Assumptions used to compute projected benefit obligation
Discount rate	4.50%	5.00%	4.00%	4.50%	4.00%	4.50%

Assumptions used to compute net benefit costs
Discount rate	5.00	5.75	4.50	5.25	4.50	5.25
Expected return on plan assets	7.00	7.20	—	—	—	—

At December 31, 2011, the projected benefit payments for the employee benefit plans over the next ten years follow:

(in thousands)	Defined Benefit Pension Plan	Supplemental Pension Plan	Postretirement Benefit Plan	Total Benefits
2012	$4,991	$515	$216	$5,722
2013	4,968	496	200	5,664
2014	5,293	477	197	5,967
2015	5,147	435	193	5,775
2016	5,250	415	188	5,853
2017 to 2021	26,838	1,784	813	29,435

Total	$52,487	$4,122	$1,807	$58,416

The projected payments were calculated using the same assumptions as those used to calculate the benefit obligations listed above.

Investment Policy and Strategy: Management’s investment policy and strategy for managing defined benefit plan assets is described as growth with income. Management analyzes the potential risks and rewards associated with the asset allocation strategies on a quarterly basis. Implementation of the strategies includes regular rebalancing to the target asset allocation. During 2009, management reduced the target allocation of assets to equities by 10%. This strategy was enacted to better match the current characteristics of the plan and reduce funding volatility. The mix remained at 60% equities and 40% fixed income debt securities and cash and cash equivalents during 2011. The long-term rate of return expected on plan assets is finalized after considering long-term returns in the general market, long-term returns experienced by the assets in the plan, and projected plan expenses.

The plans’ target asset allocation and the actual asset allocation at December 31, 2011 are presented below.

	Target Allocation	Actual Allocation
Asset Category:
Equity securities	60%	60%
Debt securities	34	38
Short-term pooled money fund	6	2

	100%	100%

The pension plan assets for which Citizens determines fair value include a short-term pooled money fund, equity, and fixed income securities, all of which fall into Level 2 in the fair value hierarchy at December 31, 2011. Citizens’ pension plan assets are invested solely in pooled separate account funds, which are managed by Prudential. The net asset values (NAV) are based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of units outstanding. The NAV’s unit price of the pooled separate accounts is not quoted on any market; however, the unit price is based on the underlying investments which are traded in an active market and are priced by independent providers. Citizens has evaluated their valuation methodologies used to develop the fair values in order to determine whether such valuations are representative of an exit price in Citizens’ principal markets. Further, Citizens has developed an internal, independent price verification function that performs testing on valuations received from third parties. There are no significant restrictions on Citizens’ ability to sell any of the investments in the pension plan.

The estimated fair values of Citizens’ pension plan assets at December 31, 2011 are as follows:

		December 31, 2011
(in thousands)	Total	Level 1	Level 2	Level 3
Asset Category:
Short-term pooled money fund	$921	$—	$921	$—
Equity securities
Large cap (1)	17,586	—	17,586	—
Mid-cap	4,040	—	4,040	—
Small-cap	5,737	—	5,737	—
International equity	8,396	—	8,396	—
Fixed income securities
Intermediate term fixed (2)	22,893	—	22,893	—

Total	$59,573	$—	$59,573	$—

(1)	This category is comprised of not actively managed low-cost equity index funds that the S&P 500 and Russell 1000.
(2)	This category represents invest ment grade bonds of U.S. issuers from diverse industries.

Citizens anticipates contributing $2.3 million in 2012 to the defined benefit pension plan as required under current funding regulations. Citizens anticipates making a contribution of $0.5 million to the nonqualified supplemental benefit plans during 2012. In addition, Citizens expects to pay $0.2 million in contributions to the postretirement healthcare benefit plan during 2012.

Prior service pension costs are amortized on a straight-line basis over the average remaining service period of employees expected to receive benefits under the plans. For the postretirement health care benefit plan, Citizens assumed a 9.0% annual health care cost trend rate for 2011, which grades down to the ultimate trend of 5.0% by 2032. This assumption can have a significant effect on the amounts reported. A one-percentage-point change in assumed health care trend rates would have the following effects:

(in thousands)	One Percentage Point Increase	One Percentage Point Decrease
Effect on total of service and interest cost components	$24	$(22)
Effect on the postretirement benefit obligation	183	(164)

Defined Contribution Retirement and 401(k) Plans: Substantially all employees are eligible to contribute a portion of their pre-tax salary to a defined contribution 401(k) savings plan. Citizens suspended the 401(k) matching funds and annual discretionary contributions during the third quarter of 2009. As of July 29, 2011 the Board of Directors approved the reinstatement of the 401(k) matching funds effective January 1, 2012. Contributions to the 401(k) savings plan will be matched 50% on the first 2% of salary deferred and 25% on the next 6% deferred.

Note 12. Stock-Based Compensation

Citizens has a stock-based compensation plan authorizing the granting of incentive and nonqualified stock options, restricted stock awards, restricted stock units, and performance awards to employees and non-employee directors. A plan amendment and restatement was approved by shareholders on May 4, 2010 that increased the number of shares reserved under the plan to 2,400,000, removed the 200,000 share sublimit for grants other than stock options and made various other changes. At December 31, 2011, Citizens had 1,149,813 shares of common stock reserved for future issuance under the current plan.

Under the provisions of the grants made pursuant to the Stock Compensation Plan in 2011 and 2010, stock awards were divided between performance-based stock and time-based stock. The performance-based stock was measured against annual metrics over a two year period. The time-based stock will vest three years after the grant date. Once vested, these shares will remain nontransferable until the Holding Company has redeemed all or a portion of the TARP Preferred Stock issued to Treasury pursuant to the Capital Purchase Program. A prorated portion of the vested shares become transferable upon redemption of the Troubled Asset Relief Program (“TARP”) Preferred Stock based on a predefined schedule established by the Treasury.

The compensation cost for share-based awards is recognized in salaries and employee benefits based on the fair value at the date of grant and is recognized on a straight-line basis over the requisite service period of the award. The requisite service period is presumed to be the stated vesting period or the estimated time that will be required to satisfy any performance conditions. Restricted shares are included in outstanding stock totals, and are entitled to receive dividends and have voting rights. Restricted stock units have no voting or dividend rights but have dividend equivalent rights entitling them to additional shares at the time the units are settled for common stock. Forfeited and expired options and forfeited shares of restricted stock become available for future grants.

The following table sets forth the total stock-based compensation expense resulting from stock options and restricted stock awards included in the Consolidated Statements of Operations.

(in thousands)	2011	2010	2009
Stock option compensation	$—	$—	$11
Restricted stock compensation	3,160	2,193	1,792

Stock-based compensation expense before income taxes	3,160	2,193	1,803
Income tax benefit (1)	(1,106)	(768)	(631)

Total	$2,054	$1,425	$1,172

(1)

The income tax benefit is calculated based on the statutory rate. Due to the fact that Citizens has a valuation allow ance, the income tax benefit may not be realized. Refer to Note 13 for additional information.

During the first quarter of 2009, a pre-tax expense reversal of $1.3 million was made to stock-based compensation as a result of actual forfeitures exceeding the estimated forfeiture rate for restricted stock.

There were no stock options exercised during the years ended December 31, 2011, 2010, and 2009. Citizens presents excess tax benefits from the exercise of stock options, if any, as financing cash inflows and as operating cash outflows on the Consolidated Statement of Cash Flows.

The following table summarizes stock option activity.

	Options
	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term in Years	Aggregate Intrinsic Value
Outstanding at January 1, 2009	345,066	$262.10
Forfeitures or Expirations	(38,391)	261.50

Outstanding at December 31, 2009	306,675	262.20
Forfeitures or Expirations	(78,366)	234.10

Outstanding at December 31, 2010	228,309	271.80
Forfeitures or Expirations	(53,305)	242.38

Outstanding at December 31, 2011	175,004	$279.35	1.5	$—

Exercisable	175,004	$279.35	1.5	$—

There were no stock options vested during 2011. The fair value of options vested during 2010 and 2009 was less than $0.1 million.

As of December 31, 2011, $4.1 million of total unrecognized compensation cost related to restricted stock is expected to be recognized over a weighted average period of 1.8 years.

The following table summarizes restricted stock activity.

	Number of Shares	Weighted-Average Per Share Grant Date Fair Value
Restricted stock at January 1, 2009	60,903	$144.30
Granted	38,482	12.90
Vested	(22,515)	155.80
Forfeited	(14,994)	123.10

Restricted stock at December 31, 2009	61,876	63.50

Granted	309,260	11.70
Vested	(30,729)	66.20
Forfeited	(29,407)	18.80

Restricted stock at December 31, 2010	311,000	13.30

Granted	594,620	8.05
Vested	(35,802)	24.46
Forfeited	(43,849)	11.36

Restricted stock at December 31, 2011	825,969	$9.27

The total fair value of restricted stock vested during 2011, 2010, and 2009 was $0.3 million each year.

Note 13. Income Taxes

Significant components of income taxes from continuing operations are as follows.

(in thousands)	2011	2010	2009
Current tax (benefit) expense:
Federal	$(12,750)	$12,337	$(7,993)
State	(167)	(67)	(554)

Total current tax expense (benefit)	(12,917)	12,270	(8,547)
Deferred tax benefit	(25,911)	(52,009)	(100,874)
Valuation allowance	18,570	52,597	79,788

Total income tax (benefit) provision	$(20,258)	$12,858	$(29,633)

Generally, the calculation for the income tax provision (benefit) does not consider the tax effects of changes in OCI, which is a component of shareholders’ equity on the balance sheet. However, an exception is provided in certain circumstances, such as when there is a pre-tax loss from continuing operations and income in other components of the financial statements. In such a case, pre-tax income from other categories (such as changes in OCI) is included in the calculation of the tax provision for the current year. For 2011 and 2009, this resulted in an increase to the income tax benefit of $7.7 million and $22.9 million, respectively.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of Citizens’ deferred tax assets and liabilities as of December 31, 2011 and 2010 follow.

	December 31,
(in thousands)	2011	2010
Deferred tax assets:
Allowance for loan losses and other credit losses	$72,843	$105,763
Accrued post employment benefits other than pensions	3,853	4,114
Deferred compensation	4,260	5,271
Accrued expenses	4,906	3,119
Loss carryforwards	231,616	153,866
Tax credit carryforwards	2,820	15,521
Minimum pension liability	11,992	11,628
Purchase accounting adjustments	4,032	12,248
Other deferred tax assets	7,620	10,087

Deferred tax assets	343,942	321,617

Deferred tax liabilities:
Pension	7,437	8,411
Basis difference in FHLB stock	2,663	3,251
Tax deductible goodwill	14,933	14,574
Unrealized gains on securities and derivatives	21,330	13,266
Other deferred tax liabilities	1,028	3,775

Deferred tax liabilities	47,391	43,277

Net deferred tax assets	296,551	278,340
Valuation allowance	(311,484)	(292,914)

Net deferred tax liabilities	$(14,933)	$(14,574)

At December 31, 2011, the carrying values of certain loss carryforwards and the valuation allowance include a cumulative reduction of $32.1 million to reflect the estimated realizability at year end. This adjustment was required due to limitations imposed by Section 382 of the Internal Revenue Code as further discussed below.

At December 31, 2011, Citizens had gross federal loss carryforwards of $649.3 million that expire in 2028 through 2031, gross state loss carryforwards of $84.6 million that expire in 2014 through 2026, and $2.7 million of federal alternative minimum tax credits with an indefinite life.

Citizens reviewed its deferred tax assets and despite measurable positive trends, including improved capital, improved credit metrics, improved key risk indicators, and a stabilizing economy it must continue to carry a valuation allowance against the entire net deferred tax asset, excluding the deferred tax liability for tax deductible goodwill.

The deferred tax assets are analyzed quarterly for changes affecting realizability and the valuation allowance may be adjusted in future periods accordingly. The ultimate realization of these deferred tax assets is dependent on the generation of future taxable income during the periods in which those temporary differences become deductible. Changes in existing tax laws could also affect actual tax results and the valuation of deferred tax assets over time. The accounting for deferred taxes is based on an estimate of future results. Differences between anticipated and actual outcomes of these future tax consequences could have an impact on Citizens’ consolidated results of operations or financial position.

During 2009, Citizens incurred an ownership change within the meaning of Section 382 of the Internal Revenue Code. As a result, federal tax law places an annual limitation of approximately $17.7 million on the amount of certain loss carryforwards that may be used.

Citizens’ effective tax rate differs from the statutory federal tax rate. The following is a summary of such differences:

(in thousands)	2011	2010	2009
Tax at federal statutory rate (35%) applied to income before income taxes	$(4,757)	$(96,686)	$(190,466)
Increase (decrease) in taxes resulting from:
Tax method change	(12,794)	—	—
Tax-exempt income	(4,531)	(6,387)	(9,803)
Officers life insurance	(1,474)	(1,277)	(1,114)
Goodwill impairment	—	—	93,266
Change in valuation allowance	2,381	112,821	79,788
Other	917	4,387	(1,304)

Total income tax (benefit) provision	$(20,258)	$12,858	$(29,633)

In December 2010, Citizens filed a request with the Internal Revenue Service (“IRS”) to change its tax accounting method related to bad debts. The IRS approved the request in June 2011, which allowed Citizens to change its current method of recording tax bad debts from the book conformity method to a new specific charge-off method.

A reconciliation of the beginning and ending amount of unrecognized tax benefits follows.

(in thousands)	2011	2010	2009
Balance at January 1	$326	$1,522	$1,852
Additions based on tax positions related to the current year	—	—	—
Reductions for tax positions of prior years	—	(430)	(28)
Reductions due to the statute of limitations	(83)	(766)	(302)
Settlements	—	—	—

Balance at December 31	$243	$326	$1,522

It is Citizens’ policy to recognize interest and penalties accrued relative to unrecognized tax benefits in its respective federal or state income tax accounts. Accrued interest as of December 31, 2011 and 2010 was $0.1 million and $0.2 million, respectively. Citizens recognized a $0.1 million benefit of interest in 2011 and $0.2 million benefit of interest in 2010. Citizens does not believe it is reasonably possible that unrecognized tax benefits will significantly change within the next 12 months.

During 2010, Citizens settled its 2006 through 2008 federal examinations and recognized a tax benefit of $0.5 million. During 2009, Citizens settled its 2004 and 2005 federal examinations and paid less than $0.2 million in interest expense as a result of changes in the timing of deductions between the two years.

Citizens and its subsidiary file U.S. federal income tax returns, as well as various returns in the states where its banking offices are located. The following tax years remain subject to examination as of December 31, 2011.

Jurisdiction	Tax Years
Federal	2009 - 2011
State	2007 - 2011

Note 14. Shareholders’ Equity and Earnings Per Share

On June 14, 2011, Citizens announced a 1-for-10 reverse stock split of Citizens common stock effective after the close of trading on July 1, 2011. Citizens common stock began trading on a split adjusted basis on The Nasdaq Capital Market at the opening of trading on July 5, 2011. All share and per share amounts reflect the 1-for-10 reverse stock split.

In connection with the reverse stock split, stockholders received one new share of common stock in exchange for every ten shares held at the effective time. The reverse stock split reduced the number of shares of outstanding common stock from approximately 397.8 million to 39.8 million. The number of authorized shares of common stock was reduced from 1.05 billion to 105.0 million. Proportional adjustments were made to Citizens’ outstanding options, warrants and other securities entitling their holders to purchase or receive shares of Citizens common stock so that the reverse stock split did not materially affect any of the rights of holders of those securities. The number of shares available under Citizens’ equity-based plans was also proportionately reduced.

During the first quarter of 2010, Citizens suspended quarterly cash dividends on its TARP Preferred Stock. Citizens has both the intent and ability in the future to pay these dividends and therefore accrues for this obligation. Citizens is currently in arrears in the amount of $31.5 million and $15.4 million with the dividend payments on the TARP Preferred Stock as of December 31, 2011 and 2010, respectively.

On September 30, 2009, Citizens completed the settlement of its exchange offers to issue common stock in exchange for its outstanding 5.75% Subordinated Notes due 2013 and outstanding 7.50% Enhanced Trust Preferred Securities of the 2006 Trust (the “Exchange Offers”). In aggregate, 26.8 million shares at a fair value of $219.9 million ($8.20 per common share as of the expiration date of the Exchange Offers) were issued in exchange for long term debt with a carrying value of $204.0 million. The consummation of the Exchange Offers created a net loss on the early extinguishment of debt totaling $15.9 million, which represented the difference between the fair value of Citizens’ common stock issued and the carrying value of the retired debt. After taking into account $6.4 million of issuance costs, the transaction resulted in an increase to common equity of $197.6 million.

On December 12, 2008, Citizens issued 300,000 shares of TARP Preferred Stock to the Treasury as part of the Treasury’s Capital Purchase Program. In addition, Citizens issued a ten-year warrant to the Treasury to purchase up to 1,757,813 shares of Citizens’ common stock, no par value at an exercise price of $25.60 per share. The aggregate proceeds from the transaction were $300.0 million. The TARP Preferred Stock has no par value, carries a liquidation price of $1,000 per share, and pays cumulative dividends at a rate of 5% per year for the first five years and 9% per year thereafter. After three years, Citizens may redeem the preferred stock at the liquidation price plus accrued and unpaid dividends. Citizens is accreting the book value of the preferred stock issued under the TARP using the effective interest method up to the par value of $300 million. The preferred shares are non-voting, other than class voting rights on matters that could adversely affect the shares. The preferred shares qualify as Tier 1 capital. The warrant is immediately exercisable, qualifies as Tier 1 capital and expires in December 2018.

Earnings per common share is computed using the two-class method. Basic earnings per common share is computed by dividing net income allocated to common shareholders by the weighted average number of common shares outstanding, excluding outstanding participating securities. Participating securities include restricted stock awards because holders of these awards have the right to receive non-forfeitable dividends at the same rate as holders of common stock and have voting rights. Diluted earnings per common share is computed based on the weighted average number of common shares outstanding including the dilutive effect of stock-based compensation. Potential common stock that would be generated from restrictions lapsing on unvested shares as well as additional shares issued through the exercise of stock options and warrant were anti-dilutive and therefore excluded from the computation of dilutive earnings per share.

A reconciliation of the numerators and denominators of the basic and diluted earnings per share computations follows.

(in thousands, except per share amounts)	2011	2010	2009
Numerator:
Income (loss) from continuing operations	$6,667	$(289,104)	$(505,744)
Loss from discontinued operations (net of income tax)	—	(3,821)	(8,469)

Net income (loss)	6,667	(292,925)	(514,213)
Dividend on redeemable preferred stock	(22,985)	(21,685)	(19,777)

Loss attributable to common shareholders	$(16,318)	$(314,610)	$(533,990)

Denominator:
Weighted average shares outstanding	40,053	39,615	19,458
Less: participating securities included in weighted average shares outstanding	(631)	(223)	(74)

Weighted average shares outstanding for basic and dilutive earnings per common share	39,422	39,392	19,384

Basic loss per common share from continuing operations	$(0.41)	$(7.89)	$(27.11)
Diluted loss per common share from continuing operations	(0.41)	(7.89)	(27.11)

Basic loss per common share from discontinued operations	$—	$(0.10)	$(0.44)
Diluted loss per common share from discontinued operations	—	(0.10)	(0.44)

Basic loss per common share	$(0.41)	$(7.99)	$(27.55)
Diluted loss per common share	(0.41)	(7.99)	(27.55)

Stock Repurchase Program: Citizens purchased shares under a board approved stock repurchase program initiated in October 2003. This program authorizes Citizens to repurchase up to 300,000 shares. 124,115 shares remain available for repurchase under the program. There were no shares purchased under this plan in 2009, 2010, or 2011. Shares deemed purchased in connection with the exercise of certain employee stock options and the vesting of certain share awards were not part of the repurchase program. In 2011, Citizens purchased 1,684 shares primarily in connection with taxes due from employees as a result of the vesting of certain share awards.

The components of accumulated other comprehensive income (loss), net of tax, are presented below.

(in thousands)	Net unrealized gain (loss) on investments	Net unrealized gain (loss) on derivative instruments	Pension and post- retirement	Total
Balance at January 1, 2009	$(35,033)	$19,548	$(34,109)	$(49,594)
Other comprehensive income (loss):
Net unrealized gain on securities available for sale, net of tax effect of ($24,572)	45,631	—	—	45,631
Reclassification adjustment for net gain on securities included in net income	(5)	—	—	(5)
Net unrealized loss on qualifying cash flow hedges, net of tax effect of $3,478	—	(6,459)	—	(6,459)
Net change in unrecognized pension and post retirement costs, net of tax effect of ($1,795)	—	—	3,334	3,334

Other comprehensive income (loss) total	45,626	(6,459)	3,334	42,501

Balance at December 31, 2009	$10,593	$13,089	$(30,775)	$(7,093)

Other comprehensive income (loss):
Net unrealized gain on securities available for sale net of tax effect of $1,715	5,585	—	—	5,585
Reclassification adjustment for net gain on securities included in net income	(13,896)	—	—	(13,896)
Net unrealized gain on securities transferred from available for sale to held to maturity, net of tax effect of ($912)	1,693	—	—	1,693
Amortization of unrealized loss on securities transferred from available for sale to held to maturity, net of tax effect of $6	(12)	—	—	(12)
Net unrealized loss on qualifying cash flow hedges	—	(5,721)	—	(5,721)
Net change in unrecognized pension and postretirement costs	—	—	(712)	(712)

Other comprehensive loss total	(6,630)	(5,721)	(712)	(13,063)

Balance at December 31, 2010	$3,963	$7,368	$(31,487)	$(20,156)

Other comprehensive income (loss):
Net unrealized gain on securities available for sale net of tax effect of ($5,520)	10,349	—	—	10,349
Net unrealized gain on securities transferred from available for sale to held to maturity, net of tax effect of ($6,479)	12,032	—	—	12,032
Amortization of unrealized gain on securities transferred from available for sale to held to maturity, net of tax effect of $1,365	(2,535)	—	—	(2,535)
Net unrealized loss on qualifying cash flow hedges , net of tax effect of $2,603	—	(4,834)	—	(4,834)
Net change in unrecognized pension and postretirement costs, net of tax effect of $364	—	—	(676)	(676)

Other comprehensive income (loss) total	19,846	(4,834)	(676)	14,336

Balance at December 31, 2011	$23,809	$2,534	$(32,163)	$(5,820)

Note 15. Lines of Business

The financial performance of Citizens is monitored by an internal profitability measurement system, which provides line of business results and key performance measures. The profitability measurement system is based on internal management methodologies designed to produce consistent results and reflect the underlying economics of the businesses. The development and application of these methodologies is a dynamic process. Accordingly, these measurement tools and assumptions may be revised periodically to reflect methodology, product, and/or management organizational changes. Further, these policies measure financial results that support the strategic objectives and internal organizational structure of Citizens. Consequently, the information presented is not necessarily comparable with similar information for other institutions.

A description of each business line, selected financial performance and the methodologies used to measure financial performance are presented below.

•

Regional Banking - Regional Banking provides a wide range of lending, depository, and other related financial services to both individual consumers and businesses. The products and services offered to consumer clients include: direct loans, home equity loans and lines of credit, checking, savings and money market accounts, certificates of deposit, and fixed and variable annuities, as well as private banking services for affluent clients. Citizens partners with outside providers to offer consumer clients the availability of nationwide ATM, debit, and credit card networks as well as mortgage origination services. The transaction-based income and expense associated with these services are included in Regional Banking. The products and services offered to commercial and industrial clients include: term loans, revolving credit arrangements, inventory and accounts receivable financing, commercial mortgages, letters of credit, and small business loans. Noncredit services for commercial clients include deposit accounts, treasury management, corporate cash management, international banking services, advice and assistance in the placement of securities, and financial planning. Brokerage and insurance delivers retail mutual funds, other securities, variable and fixed annuities, personal disability and life insurance products and discounted brokerage services.

•

Specialty Consumer - Specialty Consumer includes the indirect consumer and the residential mortgage portfolios. The indirect lending team partners with dealerships mostly across the Midwest and adjacent states to provide primarily marine and recreational vehicle loans to consumers. As nearly all of new mortgage volume is originated through the Regional Banking delivery channel and sold into the secondary market, the residential mortgage loan portfolio residing in Specialty Consumer consists primarily of historical loan production as well as the minimal new production that is retained.

•

Specialty Commercial - Specialty Commercial provides a full range of lending, depository, and related financial services to commercial real estate developers, owners of multi-unit commercial properties, and middle-market companies. Products and services offered include commercial mortgages, term loans, revolving credit arrangements, letters of credit, inventory and accounts receivable financing, and leveraged cash flow lending. Noncredit services for these customers include deposit accounts, treasury management, corporate cash management, international banking services, advice and assistance in the placement of securities, and financial planning.

•

Wealth Management - Wealth Management offers a broad array of asset management, financial planning, estate settlement and trust administration, credit and deposit products and services. Retirement plan services focus on investment management and fiduciary activities with special emphasis on 401(k) plans.

•

Other - The Other line of business includes activities that are not directly attributable to one of the primary business lines. Included in this category are the Holding Company; shared services unit; Citizens’ treasury unit, including the securities portfolio, short-term borrowing and asset/liability management activities; inter-company eliminations; and the economic impact of certain assets, capital and support functions not specifically identifiable with the four primary lines of business.

The accounting policies of the individual business units are the same as those of Citizens described in Note 1 to the Consolidated Financial Statements. Funds transfer pricing is used in the determination of net interest income by assigning a cost for funds used or credit for funds provided to assets and liabilities within each business unit.

Assets and liabilities are match-funded based on their maturity, prepayment and/or repricing characteristics. As a result, the Regional Banking, Specialty Consumer, Specialty Commercial, and Wealth Management units are largely insulated from changes in interest rates. Changes in net interest income due to changes in interest rates are reported in Citizens’ treasury unit. The provision for loan losses is allocated based upon the actual net charge-offs of each respective line of business, adjusted for loan growth and changes in risk profile. Noninterest income and expenses directly attributable to a line of business are assigned to that business. Expenses for centrally provided services are allocated to the business lines as follows: product processing and technology expenditures are allocated based on standard unit costs applied to actual volume measurements; corporate overhead is allocated based on the ratio of either a line of business’ aggregate balance sheet accounts or FTE resources as a percentage of applicable business lines. There are no significant intersegmental revenues. Selected segment information is included in the following table.

Line of Business Information

(in thousands)	Regional Banking	Specialty Consumer	Specialty Commercial	Wealth Management	Other	Total
Earnings Summary - 2011
Net interest income (taxable equivalent)	$216,660	$37,596	$48,806	$458	$17,071	$320,591
Provision for loan losses	69,389	28,076	41,343	—	—	138,808

Net interest income after provision	147,271	9,520	7,463	458	17,071	181,783
Noninterest income	71,005	1,486	4,272	15,102	3,392	95,257
Noninterest expense	216,638	18,438	15,843	10,042	22,189	283,150

Income (loss) before income taxes	1,638	(7,432)	(4,108)	5,518	(1,726)	(6,110)
Income tax provision (benefit) (taxable equivalent)	573	(2,601)	(1,438)	1,931	(11,242)	(12,777)

Net income (loss)	$1,065	$(4,831)	$(2,670)	$3,587	$9,516	$6,667

Average assets (in millions)	$3,273	$1,636	$1,089	$18	$3,654	$9,670

Earnings Summary - 2010
Net interest income (loss) (taxable equivalent)	$256,029	$35,959	$62,364	$637	$(15,343)	$339,646
Provision for loan losses	122,921	84,842	185,119	—	—	392,882

Net interest income (loss) after provision	133,108	(48,883)	(122,755)	637	(15,343)	(53,236)
Noninterest income	70,433	(2,021)	(13,321)	15,659	23,909	94,659
Noninterest expense	210,545	18,814	15,996	12,119	49,613	307,087

(Loss) income before income taxes	(7,004)	(69,718)	(152,072)	4,177	(41,047)	(265,664)
Income tax (benefit) provision (taxable equivalent)	(2,451)	(24,401)	(53,225)	1,462	102,055	23,440

Net (loss) income from continuing operations	(4,553)	(45,317)	(98,847)	2,715	(143,102)	(289,104)
Income (loss) from discontinued operations	858	(129)	175	95	(4,820)	(3,821)

Net (loss) income	$(3,695)	$(45,446)	$(98,672)	$2,810	$(147,922)	$(292,925)

Average assets (in millions)	$4,091	$1,807	$1,552	$15	$3,641	$11,106

(in thousands)	Regional Banking	Specialty Consumer	Specialty Commercial	Wealth Management	Other	Total
Earnings Summary - 2009
Net interest income (loss) (taxable equivalent)	$263,690	$31,543	$64,062	$539	$(33,810)	$326,024
Provision for loan losses	102,234	82,398	139,188	—	—	323,820

Net interest income (loss) after provision	161,456	(50,855)	(75,126)	539	(33,810)	2,204
Noninterest income	74,120	700	(16,449)	14,785	(10,023)	63,133
Noninterest expense	477,635	19,793	17,411	12,020	58,280	585,139

(Loss) income before income taxes	(242,059)	(69,948)	(108,986)	3,304	(102,113)	(519,802)
Income tax (benefit) provision (taxable equivalent)	(84,721)	(24,481)	(38,145)	1,156	132,133	(14,058)

Net (loss) income from continuing operations	(157,338)	(45,467)	(70,841)	2,148	(234,246)	(505,744)
(Loss) income from discontinued operations	(7,275)	(214)	(496)	256	(740)	(8,469)

Net (loss) income	$(164,613)	$(45,681)	$(71,337)	$2,404	$(234,986)	$(514,213)

Average assets (in millions)	$5,063	$2,156	$1,685	$11	$3,568	$12,483

Note 16. Commitments, Contingent Liabilities and Guarantees

Commitments: The Consolidated Financial Statements do not reflect various loan commitments (unfunded loans and unused lines of credit) and letters of credit originated in the normal course of business. Loan commitments are made to accommodate the financial needs of clients. Generally, new loan commitments do not extend beyond 90 days and unused lines of credit are reviewed at least annually. Letters of credit guarantee future payment of client financial obligations to third parties. They are normally issued for services provided or to facilitate the shipment of goods, and generally expire within one year. Both arrangements have essentially the same level of credit risk as that associated with extending loans to clients and are subject to Citizens’ normal credit policies. Inasmuch as these arrangements generally have fixed expiration dates or other termination clauses, most expire unfunded and do not necessarily represent future liquidity requirements. Collateral is obtained based on management’s assessment of the client and may include receivables, inventories, real property and equipment.

Amounts available to clients under loan commitments and letters of credit follow.

	December 31,
(in thousands)	2011	2010
Loan commitments and letters of credit:
Commitments to extend credit	$932,435	$953,340
Financial standby letters of credit	125,401	164,640
Performance standby letters of credit	3,571	7,015

Total	$1,061,407	$1,124,995

Commitments outstanding to extend credit include home equity credit lines which totaled $339.1 million and $376.2 million at December 31, 2011 and December 31, 2010, respectively.

At December 31, 2011 and 2010, a liability of $1.9 million was recorded for probable losses on commitments to extend credit. A liability of $1.1 million and $1.5 million was recorded at December 31, 2011 and December 31, 2010, respectively, representing the value of the guarantee obligations associated with certain letters of credit, which are amortized into income over the life of the commitments. These balances are included in other liabilities on the Consolidated Balance Sheets.

Contingent Liabilities and Guarantees: Citizens and its subsidiary are parties to litigation arising in the ordinary course of business. Management believes that the aggregate liability, if any, resulting from these proceedings would not have a material effect on Citizens’ consolidated financial position or results of operations. Citizens has performance obligations upon the occurrence of certain events under financial guarantees provided in certain contractual arrangements.

Prior to June 2008, when Citizens sold its residential mortgage originations to several secondary market participants, it made various standard representations and warranties. The specific representations and warranties made by Citizens depended on the nature of the transaction and the requirements of the buyer. In the event of a breach of the representations and warranties, Citizens may be required to either repurchase the mortgage loans (generally at unpaid principal balance plus accrued interest) with the identified defects or indemnify the investor. During both 2011 and 2010, Citizens repurchased $2.2 million of loans, , pursuant to such provisions. Citizens recorded $4.3 million and $3.8 million in 2011 and 2010, respectively, in Other Expense on the Consolidated Statements of Operations related to repurchasing or indemnifying such loans.

Purchase Obligations: Citizens has entered into contracts for the supply of current and future services incurred in the ordinary course of business, such as data processing and certain property management functions. Citizens often purchases services from vendors under agreements that typically can be terminated on a periodic basis.

Change in Control Agreements: Citizens has change in control agreements with certain executive officers. Under these agreements, each covered person could receive, upon the effectiveness of a change in control, up to two times (or in the case of the CEO, three times) (i) his or her base compensation plus (ii) up to two times (or in the case of the CEO, three times) the average of the annual bonuses paid to the executive in the last three years. Additionally, subject to certain conditions, each covered person’s medical and dental insurance benefits will continue for up to eighteen months after the termination and all long-term incentive awards will immediately vest. The provisions of the Emergency Economic Stabilization Act (“EESA”) and American Recovery and Reinvestment Act of 2009 (“ARRA”), and Treasury regulations promulgated thereunder, limit Citizens’ ability to make payments under these agreements while the preferred stock issued to Treasury remains outstanding.

Note 17. Derivatives and Hedging Activities

Risk Management Objective of Using Derivatives

Citizens is exposed to certain risks arising from both its business operations and economic conditions. Citizens manages economic risks, including interest rate, liquidity, and credit risk, primarily through the amount, sources, and duration of its assets and liabilities and the use of derivative financial instruments. Specifically, Citizens enters into derivative financial instruments to manage exposures that arise from business activities that result in the receipt or payment of future known and uncertain cash amounts, the value of which are determined by interest rates. Citizens’ derivative financial instruments are used to manage differences in the amount, timing, and duration of its known or expected cash receipts and cash payments principally related to certain variable-rate loan assets and fixed and floating rate liabilities.

Fair Values of Derivative Instruments on the Consolidated Balance Sheets

The table below presents the fair value of Citizens’ derivative financial instruments as well as their classification on the Consolidated Balance Sheets.

	Other Assets		Other Liabilities
(in thousands)	2011	2010	2011	2010
Derivatives designated as hedging instruments Interest rate products	$3,791	$1,976	$2,317	$—
Derivatives not designated as hedging instruments Interest rate products	17,088	26,409	17,614	26,523

Total derivatives	$20,879	$28,385	$19,931	$26,523

Cash Flow Hedges of Interest Rate Risk

Citizens’ objectives in using interest rate derivatives are to add stability to interest income and to manage its exposure to interest rate movements. To accomplish this objective, Citizens primarily uses interest rate caps and swaps as part of its interest rate risk management strategy. Interest rate swaps designated as cash flow hedges involve the receipt of fixed-rate amounts from a counterparty in exchange for Citizens making variable-rate payments over the life of the agreements without exchange of the underlying notional amount. Interest rate caps designated as cash flow hedges involve the receipt of variable-rate amounts from a counterparty if interest rates rise above the strike rate on the contract in exchange for an upfront premium. As of December 31, 2011 and December 31, 2010, Citizens had twelve interest rate caps and swaps with an aggregate notional amount of $385.0 million and three interest rate swaps with an aggregate notional amount of $160.0 million, respectively, that were designated as cash flow hedges of interest rate risk.

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recorded in accumulated other comprehensive income and is subsequently reclassified into earnings in the period that the hedged forecasted transaction affects earnings. During 2011 and 2010, such derivatives were used to hedge the variable cash inflows and outflows associated with existing pools of prime and LIBOR-based loan assets and liabilities. The ineffective portion of the change in fair value of the derivatives is recognized directly in earnings. No hedge ineffectiveness was recognized during 2011. For the year ended December 31, 2010, Citizens recognized net gains of $0.3 million related to hedge ineffectiveness attributable to mismatches between the swap notional amounts and the aggregate principal amounts of the designated loan pools.

One swap failed during the first quarter of 2010 and was subsequently terminated in April 2010 and one swap failed during the second quarter of 2010 and was subsequently terminated in June 2010. The swaps failed to qualify for hedge accounting due to a mismatch between the swap notional and the aggregate principal amount of the designated loan pool. The fair value of these swaps at December 31, 2010 and the change in fair value during 2010 are disclosed under the section entitled “Derivatives Not Designated as Hedging Instruments” in this footnote.

Amounts reported in accumulated other comprehensive income related to derivatives are reclassified to interest income as interest payments are received on Citizens’ variable-rate assets. During the years ended December 31, 2011 and 2010 Citizens accelerated the reclassification of unrealized gains in accumulated other comprehensive income of $0.7 million and $4.2 million, respectively, to earnings as a result of the hedged forecasted transactions becoming probable not to occur. During the next twelve months, Citizens estimates that $0.4 million will be reclassified as an increase to interest income and $1.4 million as an increase to interest expense.

The following tables summarize the impact of cash flow hedges on the Consolidated Financial Statements.

Derivatives Relationship (in thousands)	Derivative Impact on OCI (loss) gain					Derivative Ineffectiveness gain
	Recognized in OCI		Location Reclassified in Statement of Operations	Reclassified from Accumulated OCI into Statement of Operations		Location Recognized in Statement of Operations	Amount
	2011	2010		2011	2010		2011	2010
Cash flow hedges:
			Interest income	$2,532	$8,252
Interest rate products	$(4,171)	$6,684	Other income	735	4,153	Other income	$—	$321

Total	$(4,171)	$6,684		$3,267	$12,405		$—	$321

Fair Value Hedges of Interest Rate Risk

Citizens is exposed to changes in the fair value of certain of its fixed-rate obligations due to changes in LIBOR, the benchmark interest rate. Interest rate swaps designated as fair value hedges involve the receipt of fixed-rate amounts from a counterparty in exchange for Citizens making variable-rate payments over the life of the agreements without the exchange of the underlying notional amount. As of December 31, 2011, Citizens does not have any transactions designated as fair value hedges. As of December 31, 2010 Citizens had four fair value interest rate swaps with an aggregate notional balance of $170.0 million.

For derivatives that are designated and qualify as fair value hedges, the gain or loss on the derivative as well as the offsetting loss or gain on the hedged item attributable to the hedged risk are recognized in earnings. Citizens includes the gain or loss on the hedged items in the same line item as the offsetting loss or gain on the related derivatives. During the years ended December 31, 2011 and 2010, Citizens recognized gains of $0.7 million and $5.8 million, respectively, in interest expense related to hedge ineffectiveness. Citizens also recognized a net reduction to interest expense of $0.9 million and $1.4 million for the years ended December 31, 2011 and 2010, respectively, related to Citizens’ fair value hedges, which includes net settlements on the derivatives and any amortization adjustment in the basis of the hedged items. In addition, during the years ended December 31, 2011 and 2010, Citizens recognized a net reduction to interest expense of $0.8 million and less than $0.1 million, respectively, related to the amortization adjustment of the basis in the hedged items that were in a hedging relationship with hedges that were terminated.

The following table summarizes the impact of fair value hedges on the Consolidated Financial Statements.

	Derivative Contract Loss			Hedged Item Gain
Derivatives Relationship (in thousands)	Location in Statement of Operations	2011	2010	Location in Statement of Operations	2011	2010
Fair value hedges:
Interest rate products	Interest expense	$(1,107)	$(3,023)	Interest expense	$1,818	$8,829

Derivatives Not Designated as Hedges

Citizens does not use derivatives for trading or speculative purposes and does not use credit derivatives for any purpose. Derivatives not designated as hedges are used to manage Citizens’ exposure to interest rate movements and other identified risks but do not satisfy the conditions for hedge accounting. Changes in the fair value of derivatives not designated in hedging relationships are recorded directly in earnings. Additionally, Citizens holds interest rate derivatives, including interest rate swaps and option products, resulting from a service Citizens provides to certain clients. Citizens executes interest rate derivatives with commercial banking clients to facilitate their respective risk management strategies. Those derivatives are simultaneously hedged by offsetting derivatives that Citizens executes with a third party, such that Citizens minimizes its net risk exposure resulting from such transactions. As of December 31, 2011 and 2010, Citizens had 156 derivative transactions with an aggregate notional amount of $527.4 million and 230 derivative transactions with an aggregate notional amount of $765.5 million, respectively, related to this program.

The following table summarizes the impact of derivatives not designated as hedges on the Consolidated Financial Statements.

		Amount of Loss Recognized in Statement of Operations
Derivatives Relationship (in thousands)	Location of (Loss) Gain Recognized in Statement of Operations	2011	2010
Derivatives not designated as hedges
Interest rate products	Other income	$(412)	$(306)

Credit-Risk Related Contingent Features

Citizens has agreements with its derivative counterparties that contain a provision where if Citizens defaults on any of its indebtedness, including a default where repayment of the indebtedness has not been accelerated by the lender, then it could also be declared in default on its derivative obligations. Citizens also has agreements with certain of its derivative counterparties that contain a provision where if it fails to maintain its status as a well or adequately capitalized institution, then the counterparty could terminate the derivative positions and Citizens would be required to settle its obligations under the agreements.

As of December 31, 2011, the fair value of derivatives in a net liability position with all counterparties, which includes accrued interest, but excludes any adjustment for nonperformance risk related to these agreements was $15.9 million. As of December 31, 2011, Citizens had minimum collateral posting with its derivative counterparties and assigned collateral of $20.9 million. If credit risk related contingent features underlying these agreements had been triggered as of December 31, 2011, Citizens would not have been required to pledge additional collateral.

In addition, if Citizens’ credit rating is reduced below investment grade, then a termination event is deemed to have occurred with one of its counterparties and the counterparty has the right to terminate all affected transactions under the related agreement. Citizens has breached these provisions with respect to a Moody’s rating below investment grade at August 6, 2009 and may be required to settle its obligations under the agreement at the termination value. Citizens may be required to pay additional amounts due in excess of amounts previously posted as collateral. As of December 31, 2011, the termination value approximated $0.4 million.

Citizens does not offset fair value amounts recognized for the right to reclaim cash collateral (a receivable) or the obligation to return cash collateral (a payable) against recognized fair value amounts of derivatives executed with the same counterparty under a master netting agreement. Citizens has the right to reclaim collateral assigned of $20.9 million.

Note 18. Regulatory Matters

Citizens Bank is required to maintain a combination of cash on hand and non-interest-bearing deposits with the Federal Reserve Bank to meet regulatory reserve requirements. These reserve balances vary depending upon the level of client deposits. During 2011 and 2010, the average reserve balances were $37.0 million and $27.6 million, respectively.

Citizens Bank is also subject to statutory limitations on extensions of credit to members of the affiliate group. Generally, extensions of credit are limited to 10% to any one affiliate and 20% in aggregate to all affiliates of a subsidiary bank’s capital and surplus (net assets) as defined.

The principal source of cash flows for the Holding Company is dividends from the Bank. The Bank is a state chartered financial institution. Banking regulations limit the amount of dividends the Bank may declare to the Holding Company in any calendar year. The Bank’s dividends may not exceed the retained net profit, as defined, of that year plus the retained net profit of the preceding two years, unless prior regulatory approval is obtained.

In 2010, the Holding Company and the Bank entered into a written supervisory agreement (the “Written Agreement”) with the Federal Reserve Bank of Chicago (“FRBC”) and the Michigan Office of Financial and Insurance Regulation (“OFIR”). The Holding Company and the Bank are in compliance with the requirements of the Written Agreement and believe they have resolved the matters raised in the Written Agreement. Currently, Citizens is engaged in discussions with the Federal Reserve to terminate the Written Agreement.

During 2010, in consultation with the Federal Reserve Bank of Chicago as required by regulatory policy, Citizens decided to defer regularly scheduled quarterly interest payments on its outstanding junior subordinated debentures relating to its two trust preferred securities and to suspend quarterly cash dividend payments on its

TARP Preferred Stock issued to Treasury under its Capital Purchase Program. In addition, the Written Agreement prohibits such payments without prior regulatory approval. Deferral of these payments, which is permitted pursuant to the underlying documentation, preserves a total of approximately $19.5 million of cash annually in dividend interest payments, although such amounts will continue to accrue. Citizens is also accruing interest on the deferred payments which, as of December 31, 2011, has resulted in a cumulative $2.1 million in additional interest expense payable. Citizens reevaluates the deferral of these payments periodically and, in consultation with and subject to prior approval by its regulators, will reinstate these payments when appropriate.

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, specific capital guidelines must be met that involve quantitative measures of the assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of Total and Tier 1 capital to risk-weighted assets (as defined in the regulations), and of Tier 1 capital to average assets (as defined). As of December 31, 2011, the Bank met all applicable capital adequacy requirements.

As of December 31, 2011, the Bank’s and the Holding Company’s capital ratios exceeded well capitalized levels under the regulatory framework for prompt corrective action. The table below sets forth the Total risk-based, Tier 1 risk-based, and Tier 1 leverage ratios for the Holding Company and the Bank. There are no conditions or events since December 31, 2011 that management believes would cause Citizens to fall below the well capitalized level.

	Actual		Adequately Capitalized		Well Capitalized
(in thousands)	Amount	Ratio	Amount	Ratio	Amount	Ratio
Citizens Republic Bancorp
As of December 31, 2011:
Total Capital to risk weighted assets (1)	$849,605	14.8%	$457,867 ≥	8.0%	$572,333 ≥	10.0%
Tier 1 Capital to risk weighted assets (1)	773,337	13.5	228,933 ≥	4.0	343,400 ≥	6.0
Tier 1 Leverage (2)	773,337	8.4	366,145 ≥	4.0	457,682 ≥	5.0
As of December 31, 2010:
Total Capital to risk weighted assets (1)	$866,562	13.5%	$513,248 ≥	8.0%	$641,560 ≥	10.0%
Tier 1 Capital to risk weighted assets (1)	776,772	12.1	256,624 ≥	4.0	384,936 ≥	6.0
Tier 1 Leverage (2)	776,772	7.7	403,142 ≥	4.0	503,927 ≥	5.0
Citizens Bank
As of December 31, 2011:
Total Capital to risk weighted assets (1)	$843,417	14.8%	$457,197 ≥	8.0%	$571,497 ≥	10.0%
Tier 1 Capital to risk weighted assets (1)	770,707	13.5	228,599 ≥	4.0	342,898 ≥	6.0
Tier 1 Leverage (2)	770,707	8.4	365,736 ≥	4.0	457,170 ≥	5.0
As of December 31, 2010:
Total Capital to risk weighted assets (1)	$819,343	12.8%	$512,115 ≥	8.0%	$640,144 ≥	10.0%
Tier 1 Capital to risk weighted assets (1)	736,635	11.5	256,057 ≥	4.0	384,086 ≥	6.0
Tier 1 Leverage (2)	736,635	7.3	402,687 ≥	4.0	503,359 ≥	5.0

(1)

Total Capital is comprised of Tier 1 Capital, a portion of the allowance for loan losses and qualifying subordinated debt. Tier 1 Capital is calculated as follows: total shareholders’ equity + trust preferred securities - goodwill - accumulated other comprehensive income (loss) - other intangible

(2)	Tier 1 Capital to quarterly average assets.

Note 19. Citizens Republic Bancorp (Parent Only) Statements

Balance Sheets

Citizens Republic Bancorp (Parent Only)

	December 31,
(in thousands)	2011	2010
Assets
Cash	$3,625	6,990
Money market investments	58,321	61,107
Investment securities	1,330	3,779
Investment in subsidiaries - principally banks	852,663	821,091
Goodwill	238,077	238,077
Other assets	6,641	9,111

Total assets	$1,160,657	$1,140,155

Liabilities and Shareholders’ Equity
Long-term debt	$91,552	$91,088
Other liabilities	49,568	37,336

Total liabilities	141,120	128,424
Shareholders’ equity	1,019,537	1,011,731

Total liabilities and shareholders’ equity	$1,160,657	$1,140,155

Statements of Operations

Citizens Republic Bancorp (Parent Only)

(in thousands)	2011	2010	2009
Income
Interest on taxable investment securities	$545	$284	$289
Interest from bank subsidiary	214	1,830	4,118
Service fees from bank subsidiaries	—	14,438	13,825
Other	(387)	884	(15,286)

Total	372	17,436	2,946

Expenses
Interest	6,391	6,190	17,722
Salaries and employee benefits	2,747	16,499	17,817
Service fees paid to bank subsidiaries	602	955	955
Goodwill impairment	—	—	231,614
Other noninterest expense	1,639	1,507	1,490

Total	11,379	25,151	269,598

Loss before income taxes and equity in undistributed earnings of subsidiaries	(11,007)	(7,715)	(266,652)
Income tax benefit	664	1,715	2,620
Equity in undistributed earnings (loss) of subsidiaries	17,010	(283,104)	(241,712)

Income (loss) from continuing operations	6,667	(289,104)	(505,744)
Loss from discontinued operations (net of income tax)	—	(3,821)	(8,469)

Net income (loss)	6,667	(292,925)	(514,213)
Dividend on redeemable preferred stock	(22,985)	(21,685)	(19,777)

Loss attributable to common shareholders	$(16,318)	$(314,610)	$(533,990)

Statements of Cash Flows

Citizens Republic Bancorp (Parent Only)

(in thousands)	2011	2010	2009
Operating Activities
Net income (loss)	$6,667	$(292,925)	$(514,213)
Less: Loss from discontinued operations, net income tax	—	(3,821)	(8,469)

Income (loss) from continuing operations	6,667	(289,104)	(505,744)
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities:
Goodwill impairment	—	—	241,817
Net (decrease) increase in deferred tax asset valuation allowance	1,655	1,733	(1,020)
Net decrease (increase) in current and deferred income taxes	(9,097)	2,253	70
Increase (decrease) in long term debt interest	4,934	—	(2,919)
Increase (decrease) in pension non-qualified	60	160	(6,874)
Net loss on debt extinguishment	—	—	15,929
Recognition of stock-based compensation expense	3,008	2,086	1,803
(Increase) decrease in equity in undistributed net (loss) income of subsidiaries	(17,010)	283,104	241,712
Other	1,309	1,417	(6,458)
Discontinued operations, net	—	5,934	(8,469)

Net cash (used) provided by operating activities	(8,474)	7,583	(30,153)

Investing Activities
Net decrease in money market investments	2,778	46,606	112,534
Proceeds from sales of investment securities	2,365	1,541	767
Proceeds from sale of discontinued operations	—	48,331	—

Net cash provided by investing activities	5,143	96,478	113,301

Financing Activities
Capital contribution to subsidiary bank	—	(100,000)	(74,000)
Cash dividends paid on preferred stock	—	—	(13,875)
Shares purchased	(34)	(28)	(70)

Net cash used by financing activities	(34)	(100,028)	(87,945)

Net (decrease) increase in cash and due from banks	(3,365)	4,033	(4,797)
Cash and due from banks at beginning of period	6,990	2,957	7,754

Cash and due from banks at end of period	$3,625	$6,990	$2,957

Report of Independent Registered Public Accounting Firm

To the Board of Directors and the Shareholders of Citizens Republic Bancorp, Inc.

We have audited the accompanying consolidated balance sheets of Citizens Republic Bancorp, Inc. and subsidiary as of December 31, 2011 and 2010, and the related consolidated statements of operations, changes in shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2011. These financial statements are the responsibility of Citizens Republic Bancorp, Inc.’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Citizens Republic Bancorp, Inc. and subsidiary at December 31, 2011 and 2010, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2011, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Citizens Republic Bancorp, Inc.’s internal control over financial reporting as of December 31, 2011, based on criteria established in the Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 27, 2012 expressed an unqualified opinion thereon.

Detroit, Michigan

February 27, 2012

Appendix A

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

BY AND BETWEEN

FIRSTMERIT CORPORATION

AND

CITIZENS REPUBLIC BANCORP, INC.

DATED AS OF SEPTEMBER 12, 2012

A-i

A-ii

A-iii

A-iv

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER, dated as of September 12, 2012 (this “Agreement”), is by and between FIRSTMERIT CORPORATION, an Ohio corporation (“Parent”), and CITIZENS REPUBLIC BANCORP, INC., a Michigan corporation (the “Company”).

RECITALS

WHEREAS, the respective Boards of Directors of Parent and the Company have approved and declared advisable this Agreement and the merger of Company with and into Parent (the “Merger”) upon the terms and subject to the conditions of this Agreement and in accordance with the corporation Law of the state of Ohio (“Parent Corporation Law”) and the Business Corporation Act of the State of Michigan (the “MBCA”);

WHEREAS, the respective Boards of Directors of Parent and the Company have determined that the Merger is in the best interest of their respective shareholders; and

WHEREAS, for federal income tax purposes, it is intended that the Merger shall qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”).

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth in this Agreement and intending to be legally bound hereby, the parties hereto agree as follows:

Article 1.

THE MERGER

Section 1.1 The Merger.

Upon the terms and subject to satisfaction or waiver of the conditions set forth in this Agreement, and in accordance with the Parent Corporation Law and the MBCA, at the Effective Time, the Company shall be merged with and into Parent. As a result of the Merger, the separate corporate existence of the Company shall cease and Parent shall continue as the surviving corporation of the Merger (the “Surviving Corporation”).

Section 1.2 Closing.

Unless this Agreement is terminated in accordance with Article 7, the closing of the Merger (the “Closing”) shall take place at the offices of Dykema Gossett PLLC, 39577 Woodward Avenue, Suite 300, Bloomfield Hills, Michigan 48304 (or such other place as agreed by the parties) not later than the second Business Day following the date on which all of the conditions set forth in Article 6 are satisfied or, if permissible, waived (other than those conditions to be satisfied at the Closing, but subject to the satisfaction or, if permissible, waiver thereof), unless the parties hereto agree to another date.

Section 1.3 Effective Time.

Immediately following the Closing, subject to the terms and conditions of this Agreement, the parties hereto shall cause the Merger to be consummated by filing certificates of merger (the “Certificates of Merger”) with the Secretary of State of the State of Ohio and the Department of Licensing and Regulatory Affairs of the State of Michigan, in such form as required by, and executed in accordance with the relevant provisions of, the Parent Corporation Law and the MBCA. The Merger shall become effective at the date and time at which both such filings have been completed, or at such later date and time as Parent and the Company shall agree and specify in the Certificate of Merger (such date and time at which the Merger shall become effective being the “Effective Time”).

Section 1.4 Effect of the Merger.

At the Effective Time, the effect of the Merger shall be as provided in this Agreement, the Certificates of Merger and the applicable provisions of the Parent Corporation Law and the MBCA. Without limiting the generality of the foregoing, at the Effective Time, except as otherwise provided herein, (a) all the property, rights, privileges, powers and franchises of the Company shall vest in the Surviving Corporation, (b) all debts, liabilities and duties of the Company shall become the debts, liabilities and duties of the Surviving Corporation, and (c) all causes in action of the Company shall continue unaffected and uninterrupted by the Merger and shall accrue to the Surviving Corporation.

Section 1.5 Articles of Incorporation; Bylaws.

The Parent Charter, as in effect immediately prior to the Effective Time, shall be the certificate or articles of incorporation of the Surviving Corporation, until thereafter changed or amended as provided therein or by applicable Law, subject to Section 5.14.2. The Parent Bylaws, as in effect immediately prior to the Effective Time, shall be the bylaws of the Surviving Corporation, until thereafter changed or amended as provided therein or by applicable Law, subject to Section 5.14.2.

Section 1.6 Directors and Officers.

The directors and officers of Parent immediately prior to the Effective Time shall, subject to Section 5.13.6, be the directors and officers of the Surviving Corporation, each to hold office in accordance with the articles of incorporation and bylaws of the Surviving Corporation.

Article 2.

CONVERSION OF SECURITIES; EXCHANGE OF CERTIFICATES

Section 2.1 Conversion of Securities.

At the Effective Time, by virtue of the Merger and without any action on the part of Parent, the Company or the holders of any of the following securities:

Section 2.1.1 Conversion of Company Common Stock and TARP Preferred Stock.

Section 2.1.1.1 Each share of common stock, no par value per share, of the Company (“Company Common Stock”) issued and outstanding immediately prior to the Effective Time (other than any shares of Company Common Stock to be canceled pursuant to Section 2.1.2) shall be converted into the right to receive, subject to Sections 2.1.4 and 2.4.4, 1.37 shares of common stock, without par value per share (“Parent Common Stock”), of Parent (the “Exchange Ratio”) (the number of shares of Parent Common Stock to be received per share of Company Common Stock, the “Merger Consideration”). Upon such conversion, all such shares of Company Common Stock shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and each Certificate previously representing any such share or Book-Entry Share shall thereafter represent the right to receive the Merger Consideration into which such shares shall have been converted pursuant to this Section 2.1.1.1. No fractional share of Parent Common Stock shall be issued, and in lieu thereof, a cash payment shall be made pursuant to Section 2.4.4 hereof.

Section 2.1.1.2 Each issued and outstanding share of the Company Fixed Rate Cumulative Perpetual Preferred Stock, Series A (“TARP Preferred Stock”) issued and outstanding immediately prior to the

Effective Time (other than any shares of TARP Preferred Stock to be canceled pursuant to Section 2.1.2) shall be converted into the right to receive cash in an aggregate amount equal to the liquidation preference of the TARP Preferred Stock, plus all accrued, cumulated and unpaid dividends owing by the Company on such TARP Preferred Stock.

Section 2.1.2 Cancellation of Certain Company Common Stock and TARP Preferred Stock.

Each share of Company Common Stock or TARP Preferred Stock held by Parent, any wholly owned Subsidiary of Parent, in the treasury of the Company or owned by any wholly owned Subsidiary of the Company (other than shares held in trust accounts or otherwise held for or on behalf of third parties in a fiduciary, custodian or similar capacity where none of the Company, Parent or their respective Subsidiaries is the beneficial owner) immediately prior to the Effective Time shall be canceled and extinguished without any conversion thereof and no payment shall be made with respect thereto.

Section 2.1.3 Parent Common Stock.

Each share of Parent Common Stock issued and outstanding immediately prior to the Effective Time shall remain outstanding immediately after the Effective Time unaffected by the Merger.

Section 2.1.4 Change in Parent Common Stock or Company Common Stock.

If between the date of this Agreement and the Effective Time, the outstanding shares of Parent Common Stock or Company Common Stock shall have been changed into a different number of shares or a different class, by reason of any stock dividend, subdivision, reclassification, recapitalization, split, combination or exchange of shares, the Merger Consideration shall be correspondingly adjusted to reflect such stock dividend, subdivision, reclassification, recapitalization, split, combination or exchange of shares.

Section 2.2 Company Options and Warrants.

Section 2.2.1 The Company will take all actions necessary such that, at the Effective Time, all employee or director options to purchase shares of Company Common Stock that are outstanding and unexercised immediately prior to the Effective Time (each, a “Company Option”) will cease to represent options to purchase Company Common Stock and will be converted automatically into options to purchase Parent Common Stock; provided, however, that Company Options will be converted such that: (i) the number of shares of Parent Common Stock purchasable upon exercise of each Company Option will equal the product of (x) the number of shares of Company Common Stock that were purchasable under the Company Option immediately before the Effective Time and (y) the Merger Consideration, rounded to the nearest whole share; and (ii) the per share exercise price for each Company Option will equal the quotient of (x) the per share exercise price of the Company Option in effect immediately before the Effective Time divided by (y) the Merger Consideration, rounded to the nearest cent. At the Effective Time, Parent will assume each Company Option as so converted. At the Effective Time, Parent will assume each of the plans set forth in Section 2.2.1 of the Company Disclosure Schedule (the “Company Stock Plans”).
Section 2.2.2 Notwithstanding the foregoing, (i) the exercise price and the number of shares of Parent Common Stock purchasable pursuant to the Company Options shall be determined in a manner consistent with any applicable requirements of Section 409A of the Code and (ii) in the case of any Company Option to which Section 422 of the Code applies, the exercise price and the number of shares of Parent Common Stock purchasable pursuant to such option shall be determined in accordance with the foregoing, subject to such adjustments as are necessary in order to satisfy the requirements of Section 424(a) of the Code. Except as specifically provided above, following the Effective Time, each Company Option shall continue to be governed by the same terms and conditions as were applicable to such Company Option immediately prior to the Effective Time (after giving effect to any rights resulting from the Merger and the other transactions contemplated under this Agreement pursuant to the Company Stock Plans, the applicable award agreements thereunder and any applicable change in control agreement, including any right to vesting or acceleration).

Section 2.2.3 Unless purchased by the Company or Parent at or prior to the Effective Time, the warrant issued to the United States Department of Treasury (“UST”) on December 12, 2008 with respect to 1,757,812.5 shares of Company Common Stock (the “TARP Warrant”), by virtue of the Merger and without any action on the part of the holder thereof, cease to represent a warrant to purchase Company Common Stock and will be converted automatically into a warrant to purchase Parent Common Stock (the “Parent Warrant”) in accordance with the terms of the TARP Warrant and with such adjustments to the number of shares into which the TARP Warrant is exercisable and to the exercise price in accordance with the terms of the TARP Warrant based on the Exchange Ratio.

Section 2.3 Restricted Stock and Restricted Stock Units.

Section 2.3.1 All (A) shares of Company Common Stock, whether denominated as restricted stock, salary stock or retainer stock granted under the Company Stock Plans (collectively, “Company Restricted Stock”), and (B) restricted stock units granted under the Company Stock Plans (“Company RSUs”) outstanding, vested and unrestricted immediately prior to the Effective Time (including any shares of Company Restricted Stock and any Company RSUs that are required to vest, or the restrictions upon which are required to lapse, after giving effect to any rights resulting from the transactions contemplated under this Agreement pursuant to the Company Stock Plans and the applicable award agreements thereunder) will be treated at the Effective Time the same as, and have the same rights and be subject to the same conditions (including the conditions set forth in Section 2.4) hereunder as, each other share of Company Common Stock outstanding at the Effective Time as provided in Section 2.1.1.1. Notwithstanding the foregoing, any share of Company Restricted Stock or Company RSU that constitutes, either in whole or in part, a deferral of compensation subject to Section 409A of the Code, will instead be treated as a vested right to receive consideration the same as, and with the same rights and subject to the same conditions (including the conditions set forth in Section 2.4) hereunder as, each other share of Company Common Stock outstanding at the Effective Time as provided in Section 2.1.1.1, payable when such share of Company Restricted Stock or Company RSU would otherwise have been settled in accordance with its terms.

Section 2.3.2 All shares of Company Restricted Stock and Company RSUs that are outstanding but unvested or subject to restrictions immediately prior to the Effective Time (after giving effect to any vesting acceleration, lapse of restrictions, or other rights resulting from the transactions contemplated under this Agreement pursuant to the Company Stock Plans and the applicable award agreements thereunder) will cease to represent awards settleable in shares of Company Common Stock and will be converted automatically into awards settleable in shares of Parent Common Stock; provided, however, that such Company Restricted Stock and Company RSUs will be converted such that the number of shares of Parent Common Stock to be received upon settlement of each such award will equal the product of (i) the number of shares of Company Common Stock that were to be received upon settlement under the applicable award immediately before the Effective Time and (ii) the Merger Consideration, rounded to the nearest whole share. At the Effective Time, Parent will assume each such award of Company Restricted Stock and each such Company RSU, in each case, as so converted. Each such award shall continue to be governed by the same terms and conditions as were applicable to such award immediately prior to the Effective Time (after giving effect to any rights resulting from the Merger and the other transactions contemplated under this Agreement pursuant to the Company Stock Plans, the applicable award agreements thereunder and any applicable change in control agreement, including any right to vesting or acceleration).

Section 2.4 Exchange Procedures.

Section 2.4.1 Exchange Agent.

Prior to the Effective Time, Parent shall designate a bank or trust company reasonably satisfactory to the Company (the “Exchange Agent”) to act as agent for Parent for purposes of, among other things, mailing and receiving letters of transmittal, and distributing the Merger Consideration to the Company’s shareholders.

Section 2.4.2 Exchange Procedures for Company Common Stock.

At or prior to the Effective Time, Parent shall deposit, or shall cause to be deposited, with the Exchange Agent, for the benefit of the holders of shares of Company Common Stock for exchange in accordance with this Article 2, (A) certificates representing the Merger Consideration issuable pursuant to Section 2.1.1.1 in exchange for outstanding shares of Company Common Stock, and (B) from time to time as needed, cash sufficient to pay cash in lieu of fractional shares pursuant to Section 2.4.4 and any dividends or other distributions pursuant to Section 2.4.3 (such certificates representing the Merger Consideration, together with such cash consideration and such dividends or other distributions, being hereinafter referred to as the “Exchange Fund”). The Exchange Agent shall invest any cash included in the Exchange Fund, as directed by Parent, on a daily basis. Any interest and other income resulting from such investments shall be paid only to Parent. As soon as reasonably practicable after the Effective Time, Parent shall cause the Exchange Agent to mail to each holder of record of a Certificate or Book-Entry Share as of immediately prior to the Effective Time (A) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificate or Book-Entry Share shall pass, only upon proper delivery of the Certificate or Book-Entry Share to the Exchange Agent and shall be in customary form) and (B) instructions for use in effecting the surrender of the Certificate or Book-Entry Share in exchange for the Merger Consideration, to which such holder is entitled pursuant to this Agreement. Following the Effective Time, upon surrender of a Certificate for cancellation to the Exchange Agent together with such letter of transmittal, properly completed and duly executed, and upon surrender of such other documents as may be required by the Exchange Agent, the holder of such Certificate or Book-Entry Share shall be entitled to receive in exchange therefor the Merger Consideration into which the shares of Company Common Stock formerly represented by such Certificate or Book-Entry Share shall have been converted pursuant to Section 2.1.1.1, cash in lieu of fractional shares of Parent Common Stock to which such holder is entitled pursuant to Section 2.4.4 and any dividends or other distributions to which such holder is entitled pursuant to Section 2.4.3, and the Certificate or Book-Entry Share so surrendered shall forthwith be canceled. No interest will be paid or accrued on the Merger Consideration or any other cash or other consideration, payable upon surrender of any Certificate or Book-Entry Share. In the event of a permitted transfer of ownership of shares of Company Common Stock which is not registered in the transfer records of the Company, the Merger Consideration, cash in lieu of any fractional shares of Parent Common Stock to which such holder is entitled pursuant to Section 2.4.4 and any dividends or other distributions to which such holder is entitled pursuant to Section 2.4.3 may be paid to a transferee if the Certificate or Book-Entry Share is presented to the Exchange Agent, accompanied by all documents required to evidence and effect such transfer and by evidence that any applicable transfer Taxes have been paid. Until surrendered as contemplated by this Section 2.4.2, each Certificate or Book-Entry Share shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender the Merger Consideration into which the shares of Company Common Stock formerly represented by such Certificate or Book-Entry Share shall have been converted pursuant to Section 2.1.1.1 and cash in lieu of any fractional shares of Parent Common Stock to which such holder is entitled pursuant to Section 2.4.4 and any dividends or other distributions to which such holder is entitled pursuant to Section 2.4.3.

Section 2.4.3 Distributions with Respect to Unexchanged Shares.

No dividends or other distributions with respect to Parent Common Stock shall be paid to the holder of any unsurrendered Certificate with respect to the shares of Parent Common Stock represented thereby, and no cash payment in lieu of fractional shares shall be paid to any such holder pursuant to Section 2.4.4, unless and until the holder of such Certificate shall surrender such Certificate. Subject to the effect of escheat, tax or other applicable Laws, following surrender of any such Certificate, there shall be paid to the holder of the certificates representing whole shares of Parent Common Stock issued in exchange therefor, without interest, (A) promptly, the amount of any cash payable with respect to a fractional share of Parent Common Stock to which such holder is entitled pursuant to Section 2.4.4 and the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such whole shares of Parent Common Stock and (B) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to surrender and a payment date occurring after surrender, payable with respect to such whole shares of Parent Common Stock.

Section 2.4.4 Fractional Shares.

No certificates or scrip representing fractional shares of Parent Common Stock shall be issued upon the surrender for exchange of Certificates, no dividend or other distributions with respect to Parent Common Stock shall be payable on or with respect to any fractional share and such fractional share interests will not entitle the owner thereof to any rights of a shareholder of Parent. In lieu of such fractional share interests, Parent shall pay to each holder of Company Common Stock as of the Effective Time an amount in cash equal to (A) the fractional share interest to which such holder (after taking into account all shares of Company Common Stock held immediately prior to the Effective Time by such holder) would otherwise be entitled, multiplied by (B) the Average Price. As promptly as practicable after the determination of the amount of cash, if any, to be paid to holders of fractional share interests, the Exchange Agent shall so notify Parent and Parent shall deposit such amount with the Exchange Agent and shall cause the Exchange Agent to forward payments to such holders of fractional share interests subject to and in accordance with the terms hereof.

Section 2.4.5 Further Rights in Company Securities.

All Merger Consideration paid in accordance with the terms hereof shall be deemed to have been paid in full satisfaction of all rights pertaining to the Company Common Stock and TARP Preferred Stock with respect to which such payments are made, respectively.

Section 2.4.6 Termination of Exchange Fund.

Any portion of the Exchange Fund (including any interest received with respect thereto) which remains undistributed to the holders of Company Common Stock and TARP Preferred Stock for twelve months after the Effective Time shall be delivered to Parent upon demand, and any holders of Company Common Stock and TARP Preferred Stock who have not theretofore complied with this Article 2 shall thereafter look only to Parent (subject to abandoned property, escheat and similar Laws) as general creditors thereof for payment of the Merger Consideration, any cash in lieu of fractional shares of Parent Common Stock to which they are entitled pursuant to Section 2.4.4 and any dividends or other distributions with respect to Parent Common Stock to which they are entitled pursuant to Section 2.4.3, in each case, without any interest thereon.

Section 2.4.7 No Liability.

None of Parent nor the Company shall be liable to any holder of Company Common Stock and TARP Preferred Stock for any shares of Parent Common Stock (or dividends or distributions with respect thereto) or cash from the Exchange Fund, or from Parent or the Company in the case of the shares of TARP Preferred Stock, delivered to a public official pursuant to any abandoned property, escheat or similar Law.

Section 2.4.8 Lost Certificates.

If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if required by Parent, the posting by such person of a bond, in such reasonable amount as Parent may direct, as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate the Merger Consideration, any cash in lieu of fractional shares of Parent Common Stock to which such person is entitled pursuant to Section 2.4.4 and any dividends or other distributions with respect to Parent Common Stock to which such person is entitled pursuant to Section 2.4.3, in each case, without interest thereon.

Section 2.4.9 Withholding.

Notwithstanding anything in this Agreement to the contrary, Parent or the Exchange Agent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of

Company Common Stock such amounts as Parent or the Exchange Agent are required to deduct and withhold under the Code, the UST regulations thereunder or any other provision of federal Tax Law, or any provision of state, local or foreign Tax Law, with respect to the making of such payment. To the extent that amounts are so withheld by Parent or the Exchange Agent, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of Company Common Stock in respect of whom such deduction and withholding was made by Parent or the Exchange Agent.

Section 2.5 Stock Transfer Books.

At the Effective Time, the stock transfer books of the Company shall be closed and there shall be no further registration of transfers of Company Common Stock and TARP Preferred Stock that were outstanding on the records of the Company. From and after the Effective Time, the holders of Certificates immediately prior to the Effective Time shall cease to have any rights with respect to such Company Common Stock or TARP Preferred Stock, as applicable, except as otherwise provided herein or by Law. On or after the Effective Time, any Certificates presented to the Exchange Agent or Parent for any reason shall be cancelled and exchanged as provided in this Article 2.

Section 2.6 Additional Actions.

If, at any time after the Effective Time, the Surviving Corporation determines or is advised that any further deeds, assignments or assurances in Law or any other acts are necessary or desirable to (a) vest, perfect or confirm, of record or otherwise, in the Surviving Corporation its right, title or interest in, to or under any of the rights, properties or assets of the Company or (b) otherwise carry out the provisions of this Agreement, the Company will be deemed to have granted to the Surviving Corporation an irrevocable power of attorney to execute and deliver all such deeds, assignments or assurances in Law and to take all acts necessary, proper or desirable to vest, perfect or confirm title to and possession of such rights, properties or assets in the Surviving Corporation and otherwise to carry out the provisions of this Agreement, and the officers and directors of the Surviving Corporation are authorized in the name of the Company or otherwise to take any and all such action.

Article 3.

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except (i) as set forth in the applicable section or sub-section of the disclosure schedule (it being understood that any particular disclosure in such section or sub-section shall be deemed also to be included in each other section or sub-section of the disclosure schedule as to which the applicability of such particular disclosure is reasonably apparent) delivered by the Company to Parent at or prior to the execution of this Agreement (the “Company Disclosure Schedule”), or (ii) as set forth in the Company SEC Filings filed prior to the date of this Agreement (but disregarding disclosures contained under the heading “Risk Factors,” or disclosures set forth in any “forward-looking statements” disclaimer or any other statements that are similarly non-specific or cautionary, predictive or forward-looking in nature), provided, that this clause (ii) shall not apply to any representation set forth in Section 3.3, the Company hereby represents and warrants to Parent as follows:

Section 3.1 Organization and Qualification; Subsidiaries.

The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Michigan. Section 3.1 of the Company Disclosure Schedule sets forth a true and complete list of all of the Subsidiaries of the Company (each a “Company Subsidiary” and, collectively, the “Company Subsidiaries”), together with the jurisdiction of incorporation of each Company Subsidiary and the authorized capitalization of each Company Subsidiary. Each Company Subsidiary is duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation or organization, as the case may be. The Company and each of the Company Subsidiaries has the requisite corporate power and authority to own, lease and operate its properties and to carry on its business as it is now being conducted. The Company and each of the Company Subsidiaries is duly qualified or licensed to do business, and is in good standing, in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its business makes such qualification, licensing or good standing necessary, except for such failures to be so qualified, licensed or in good standing that have not had, individually or in the aggregate, a Company Material Adverse Effect. None of the Company or any Company Subsidiary holds an Equity Interest in any other person. The Company is registered as a bank holding company under the Bank Holding Company Act of 1956, as amended (the “BHCA”). Company Bank is a state chartered bank duly organized and validly existing under the laws of the State of Michigan and is a member of the Federal Reserve System. The deposits of Company Bank are insured by the FDIC to the fullest extent permitted by Law, and all premiums and assessments required to be paid in connection therewith have been paid by Company Bank when due. No proceedings for the revocation or termination of such deposit insurance are pending or, to the knowledge of the Company, threatened. Company Bank is a member in good standing of the Federal Reserve Bank of Chicago and FHLB and owns the requisite amount of stock therein.

Section 3.2 Articles of Incorporation and Bylaws.

The Company’s Amended and Restated Articles of Incorporation, as amended (the “Company Articles”), and Amended and Restated Bylaws (the “Company Bylaws”) listed as exhibits to the Company SEC Filings are true, complete and correct copies. The Company has made available to Parent a true, complete and correct copy of the charter and bylaws (or equivalent organizational documents) of each Company Subsidiary.

Section 3.3 Capitalization.

Section 3.3.1 The authorized capital stock of the Company consists of 110,000,000 shares of capital stock, of which 105,000,000 are designated Company Common Stock and 5,000,000 are designated preferred stock, no par value (“Company Preferred Stock”). As of the date of this Agreement, (A) 40,178,204 shares of Company Common Stock were issued and outstanding, all of which were duly authorized, validly issued, fully paid, nonassessable and free of preemptive rights, (B) zero shares of Company Common Stock were held in the treasury of Company or by the Company Subsidiaries (other than shares held in trust accounts or otherwise held for or on behalf of third parties in a fiduciary, custodian or similar capacity where none of the Company or the Company Subsidiaries is the beneficial owner), (C) 935,254 shares of Company Common Stock were reserved for issuance upon exercise of Company Options and settlement of Company RSUs granted and outstanding under the Company Stock Plans, and (D) 1,757,812.5 shares of Company Common Stock were reserved for issuance upon exercise of the TARP Warrant. As of the date of this Agreement, (i) 300,000 shares of Company Preferred Stock were designated as TARP Preferred Stock, all of which are (a) issued and outstanding as of such date and (b) duly authorized, validly issued, fully paid, nonassessable and free of preemptive rights, and (ii) no other shares of Company Preferred Stock were issued and outstanding.

Section 3.3.2 As of the date of this Agreement, except for Company Options under the Company Stock Plans to purchase not more than 126,031 shares of Company Common Stock in the aggregate, Company RSUs under the Company Stock Plans to acquire not more than 329,916 shares of Company Common Stock in the aggregate, and the TARP Warrant to purchase not more than 1,757,812.5 shares of Company Common Stock, there are no options, warrants or other rights to acquire capital stock or other Equity Interests of the Company or any Company Subsidiary, or securities convertible into or exchangeable for capital stock or other Equity Interests of the Company or any Company Subsidiary, or other rights, instruments or obligations which derive value based upon Company Common Stock but are not settled solely in shares of Company Common Stock. Since June 30, 2012 through the date of this Agreement, the Company has not issued any shares of its capital stock or other Equity Interests or securities convertible into or exchangeable or exercisable for capital stock or other Equity Interests of the Company, other than Company Options, Company Restricted Stock and Company RSUs issued pursuant to the Company Stock Plans, and the issuance of shares pursuant to exercise of Company Options and settlement of Company RSUs. All shares of Company Common Stock subject to issuance under the Company Stock Plans and the TARP Warrant, upon issuance prior to the Effective Time on the terms and conditions specified in the instruments pursuant to which they are issuable, will be duly authorized, validly issued, fully paid, nonassessable and free of preemptive rights. Each Company Option was issued with an exercise price for purposes of Section 409A of the Code that is no less than the fair market value of the underlying stock on the date of grant and is exempt from Section 409A of the Code. The Company has made available to Parent (i) correct and complete copies of all Company Stock Plans and all forms of award agreements with respect to options and other stock awards issued under those Company Stock Plans, including all Company Options, Company Restricted Stock awards and Company RSUs, and (ii) a correct and complete list of the following information, as of the date of this Agreement and in each case as applicable, with respect to each Company Stock Option, Company Restricted Stock award and Company RSU: (A) the exercise price per share of Company Common Stock underlying the award; (B) the number of shares of Company Common Stock subject to the award; (C) the name of the Company Stock Plan under which the award was granted; and (D) the date on which the award was granted.

Section 3.3.3 Except with respect to the TARP Warrant, the Company Options, Company Restricted Stock and Company RSUs pursuant to the Company Stock Plans and the related grant agreements, there are no outstanding contractual obligations of the Company or any Company Subsidiary (A) restricting the transfer of, (B) affecting the voting rights of, (C) requiring the issuance, repurchase, redemption or disposition of, or containing any right of first refusal with respect to, (D) requiring the registration for sale of any shares of the Company capital stock (except for the TARP Preferred Stock), or (E) granting any preemptive, antidilutive, or subscription right with respect to, any shares of Company Common Stock or any capital stock of, or other Equity Interests in, the Company or any Company Subsidiary. Each outstanding share of capital stock of each Company Subsidiary is duly authorized, validly issued, fully paid, nonassessable and free of preemptive rights and is owned, beneficially and of record, by the Company or another Company Subsidiary free and clear of all security interests, liens, pledges, options, rights of first refusal, agreements, limitations on the Company’s or such other Company Subsidiary’s voting rights, charges and other encumbrances of any nature whatsoever.

Section 3.4 Authority.

Section 3.4.1 The Company has requisite corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and, subject to the approval of this Agreement by the Required Company Shareholders and the Required TARP Preferred Holders, to consummate the transactions contemplated by this Agreement to be consummated by the Company. The execution and delivery of this Agreement by the Company and the consummation by the Company of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action, and no other corporate proceedings on the part of the Company and no vote of the holders of any class or series of capital stock or other Equity Interests of the Company is necessary to authorize this Agreement or the Merger or to consummate the transactions contemplated hereby other than the approval of this Agreement by the Required Company Shareholders and the Required TARP Preferred Holders. This Agreement has been duly executed and delivered by the Company and, assuming due authorization, execution and delivery by Parent, constitutes a legally valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, preference, fraudulent transfer, moratorium or other similar laws relating to or affecting the rights and remedies of creditors and by general principles of equity regardless of whether enforcement is considered in a proceeding in equity or at Law.

Section 3.4.2 The Company is not subject to Chapter 7A of the MBCA. No other Takeover Law or regulation enacted under the Laws of the State of Michigan is applicable to the Company with respect to this Agreement or to the transactions contemplated hereby.

Section 3.5 No Conflict; Required Filings and Consents.

Section 3.5.1 The execution and delivery of this Agreement by the Company does not, and the performance of this Agreement and the consummation of the Merger and the other transactions contemplated hereby by the Company will not, (A) assuming the Required Company Shareholders and the Required TARP Preferred Holders (to the extent that the TARP Preferred Stock remains outstanding at the Effective Time) approve this Agreement, conflict with or violate any provision of the Company Articles or the Company Bylaws or any equivalent organizational documents of any Company Subsidiary, (B) assuming that all consents, approvals, authorizations and permits described in Section 3.5.2 have been obtained and all filings and notifications described in Section 3.5.2 have been made and any waiting periods thereunder have terminated or expired, conflict with or violate any Law applicable to the Company or any Company Subsidiary or by which any property or asset of the Company or any Company Subsidiary is bound or (C) assuming that all consents, approvals, authorizations and permits described in Section 3.5.2 have been obtained and all filings and notifications described in Section 3.5.2 have been made and any waiting periods thereunder have terminated or expired, or require any consent or approval under, result in any breach of or any loss of any benefit under, or constitute a change of control or default (or an event which with notice or lapse of time or both would become a default) under, or give to others any right of termination, acceleration or cancellation of, or result in the creation of a lien or other encumbrance (other than Permitted Liens) on any property or asset of the Company or any Company Subsidiary pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, Company Permit or other legally binding obligation to which the Company or any Company Subsidiary is a party, except, as to clauses (B) and (C), respectively, for any such conflicts, violations, breaches, defaults or other occurrences that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 3.5.2 The execution and delivery of this Agreement by the Company does not, and the performance of this Agreement by the Company will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Authority, except (A) as may be required under the Securities Act, the Exchange Act, any applicable Blue Sky Laws, the Antitrust Laws, the filing and recordation of the Certificates of Merger as required by the MBCA and the Parent Corporation Law, notice to UST pursuant to the terms of the TARP Preferred Stock and TARP Warrant (if applicable), and Federal Reserve approval of the purchase or redemption of the TARP Preferred Stock as contemplated herein, or (B) where failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 3.6 Permits; Compliance With Law.

Section 3.6.1 Except for employee benefit plans, labor and other employment matters, which are the subjects of Sections 3.10 and 3.11, for environmental matters, which are the subject solely of Section 3.15, and tax matters, which are the subject of Section 3.18, each of the Company and each Company Subsidiary is in possession of all authorizations, licenses, permits, certificates, approvals and clearances of any Governmental Authority necessary for the Company and each Company Subsidiary to own, lease and operate its properties or to carry on its respective business substantially as it is being conducted as of the date hereof (the “Company Permits”), all such Company Permits are valid and in full force and effect, except where the failure to be in possession of, the suspension or cancellation of, the failure to be valid or in full force and effect of any of the Company Permits has not had, individually or in the aggregate, a Company Material Adverse Effect. None of the Company or any Company Subsidiary is in default or violation of (except for Laws or Company Permits with respect to matters that are the subject of Sections 3.10, 3.11, 3.15, or 3.18), (a) any of the provisions of its Articles of Incorporation or Bylaws (or other governing instruments) or (b) any Law applicable to the Company or any Company Subsidiary or by which any property or asset of the Company or any Company Subsidiary is bound or any Company Permits, except in the case of clause (a) or (b), for any such defaults or violations that have not had, individually or in the aggregate, a Company Material Adverse Effect. Since December 31, 2008, neither the Company nor any Company Subsidiary has received any written notification or communication from any agency or department of federal, state, or local government or any Governmental Authority or the staff thereof (a) asserting that any of the Company or any Company Subsidiary is not in compliance with any Laws, initiating any proceeding or, to the knowledge of the Company threatening an investigation into the business or operations of the Company or any Company Subsidiary or (b) requiring the Company or any Company

Subsidiary to enter into or consent to the issuance of a cease and desist or other order, injunction, formal agreement, directive, commitment, or memorandum of understanding, to become a party to any commitment letter or similar undertaking to or to adopt any board resolution or similar undertaking, that restricts, or by its terms will in the future restrict, the conduct of its business or that in any manner relates to its capital adequacy, its credit or risk management policies, its dividend policy, its management, its business or its operations (each, a “Company Regulatory Agreement”), except with respect to each of clause (a) and (b), for matters that (x) solely relate to a Governmental Authority that is not the SEC or a Banking Authority, and (y) have not had, individually or in the aggregate, a Company Material Adverse Effect. Neither the Company nor any Company Subsidiary is subject to a Company Regulatory Agreement. The Company and each Company Subsidiary has performed all obligations required to be performed by it under each Company Regulatory Agreement. There is no unresolved violation with respect to any report, form, schedule, registration, statement or other document filed by, or relating to any examinations, except for examinations conducted in the regular course of the business of the Company, by any such Governmental Authority of, the Company or any Company Subsidiary.

Section 3.6.2 Without limiting the generality of Section 3.6.1, the Company and each of the Company Subsidiaries, except as has not had, individually or in the aggregate, a Company Material Adverse Effect: (i) has conducted its business in compliance with all applicable Laws, including the Sarbanes-Oxley Act of 2002, Sections 23A and 23B of the Federal Reserve Act and Federal Reserve Regulation W, the Equal Credit Opportunity Act, the Foreign Corrupt Practices Act, the Fair Credit Reporting Act, the Gramm Leach Bliley Act, the Fair Housing Act, the Community Reinvestment Act (the “CRA”), the Truth in Lending Act, the Home Mortgage Disclosure Act and all other applicable fair lending Laws (“Fair Lending Laws”) and other Laws relating to discriminatory or unfair and deceptive acts and practices, the USA PATRIOT Act and the Bank Secrecy Act, the requirements of the Office of Foreign Assets Control (“OFAC”) and all orders and requirements of applicable Governmental Authorities, including those referred to in Section 3.13, and has not received notice of any defaults or violations of any applicable Laws, any orders, decisions or settlements from or with any Governmental Authority, including the United States Department of Justice.

Section 3.6.3 The Company has (A) no knowledge of any event, condition, action or pending action by any Governmental Authority, any change in applicable Laws or regulations or any circumstance with respect to the Company or any of its Subsidiaries, and (B) no knowledge that any Governmental Authority is reasonably likely to impose any restrictions, requirements or conditions in connection with its approval of the Merger or the Bank Merger, in each case that would be reasonably expected to delay any required approvals of the Merger or the Bank Merger or result in any condition to the receipt of such approvals that would permit termination of this Agreement.

Section 3.7 SEC Filings; Financial Statements; Other Reports.

Section 3.7.1 The Company has filed all registration statements, prospectuses, forms, reports, definitive proxy statements, schedules and documents required to be filed with the SEC by it under the Securities Act or the Exchange Act, as the case may be, from and after January 1, 2009 (collectively, the “Company SEC Filings”). Each Company SEC Filing, as amended or supplemented if applicable, (A) as of its date, or, if amended or supplemented, as of the date of the most recent amendment or supplement thereto, complied in all material respects with the requirements of the Securities Act or the Exchange Act, as the case may be, and (B) did not, at the time it was filed (or became effective in the case of registration statements), or, if amended or supplemented, as of the date of the most recent amendment or supplement thereto, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. No Company Subsidiary is separately subject to the periodic reporting requirements of the Exchange Act.

Section 3.7.2 Each of the principal executive officer of the Company and the principal financial officer of the Company (or each former principal executive officer of the Company and each former principal financial officer of the Company, as applicable) has made all applicable certifications required by Rule 13a-14 or 15d-14 under the Exchange Act and Sections 302 and 906 of the Sarbanes-Oxley Act of 2002 (including the rules and regulations promulgated thereunder, “SOX”) with respect to the Company SEC Filings. For purposes of this Agreement, “principal executive officer” and “principal financial officer” have the meanings ascribed to such terms in SOX. Neither the Company nor any of the Company Subsidiaries has outstanding, or has since the effective date of Section 402 of SOX, made or arranged for any outstanding “extensions of credit” to or for directors or executive officers of the Company or their related interests in violation of Section 402 of SOX or Federal Reserve Regulations O or W.

Section 3.7.3 Except as has not had, individually or in the aggregate, a Company Material Adverse Effect, the Company maintains a system of “internal control over financial reporting” (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) sufficient to provide reasonable assurance to the Company and the Company Board (A) that transactions of the Company and the Company Subsidiaries are recorded as necessary to permit preparation of financial statements in conformity with GAAP, (B) that receipts and expenditures of the Company and the Company Subsidiaries are made only in accordance with the authorizations of management and the Company Board and (C) regarding prevention or timely detection of the unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the Company’s financial statements. The books and records of Company and the Company Subsidiaries have been, and are being, maintained in all material respects in accordance with applicable legal and accounting requirements and reflect only actual transactions. The records, systems, controls, data and information of Company and the Company Subsidiaries are recorded, stored, maintained and operated under means (including any electronic, mechanical or photographic process, whether computerized or not) that are under the exclusive ownership and direct control of Company or the Company Subsidiaries or accountants (including all means of access thereto and therefrom), except for any non-exclusive ownership and non-direct control that has not had, individually or in the aggregate, a Company Material Adverse Effect.

Section 3.7.4 Except as has not had, individually or in the aggregate, a Company Material Adverse Effect, the Company has not received any written notification from its outside auditors of any (A) “significant deficiency” or (B) “material weakness” in the Company’s internal controls over financial reporting on or after January 1, 2009. To the knowledge of the Company, there is no outstanding “significant deficiency” or “material weakness” (in each case, as defined by Public Company Accounting Oversight Board rule) that has not been appropriately and adequately remedied by the Company.

Section 3.7.5 Each of the consolidated financial statements (including any notes thereto) contained in the Company SEC Filings, as amended, supplemented or restated, if applicable, was prepared in accordance with GAAP applied (except as may be indicated in the notes thereto and, in the case of unaudited quarterly financial statements, as permitted by Form 10-Q under the Exchange Act) on a consistent basis throughout the periods indicated (except as may be indicated in the notes thereto), and each of such consolidated financial statements, as amended, supplemented or restated, if applicable, presented fairly, in all material respects, the consolidated financial position, results of operations, comprehensive income (as required by GAAP), changes in shareholders’ equity, and cash flows of the Company and the consolidated Company Subsidiaries as of the respective dates thereof and for the respective periods indicated therein (subject, in the case of unaudited quarterly financial statements, to normal year-end adjustments).

Section 3.7.6 Except as and to the extent set forth (A) on the consolidated balance sheet of the Company and the consolidated Company Subsidiaries as of December 31, 2011 included in the Company’s annual report filed on Form 10-K for the year ended December 31, 2011, including the notes thereto or (B) in the Company SEC Filings filed after December 31, 2011, none of the Company or any consolidated Company Subsidiary had at the relevant balance sheet date, any liabilities or obligations that would be required to be reflected or reserved against on a balance sheet (or in the notes thereto) prepared in accordance with GAAP and none have arisen since such date, except in each case for liabilities or obligations (i) contemplated by or under this Agreement or incurred in connection with the transactions contemplated hereby, (ii) incurred in the ordinary course of business and in a manner consistent with past practice or (iii) that have not had, individually or in the aggregate, a Company Material Adverse Effect.

Section 3.7.7 Since December 31, 2008, the Company and each of the Company Subsidiaries has timely filed all material reports and material statements, together with any material amendments required to be made with respect thereto, that it was required to file with any Banking Authority. As of their respective dates, each of such reports and documents, including the exhibits and schedules thereto, complied in all material respects with all applicable Laws. As of their respective dates, such reports and document did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading.

Section 3.8 Disclosure Documents.

Section 3.8.1 The Registration Statement, Joint Proxy Statement/Prospectus and any Other Filings, and any amendments or supplements thereto, that the Company is responsible for filing at (A) the time the Registration Statement is declared effective, (B) the time the Joint Proxy Statement/Prospectus or such Other Filing (or any amendment thereof or supplement thereto) is first made publicly available to the shareholders of the Company, (C) the time of the Company Shareholders’ Meeting, and (D) the time of the Parent Shareholders’ Meeting will comply as to form in all material respects with the applicable requirements of the Securities Act, the Exchange Act and other applicable Law.

Section 3.8.2 The Registration Statement, Joint Proxy Statement/Prospectus or any Other Filing, or amendments or supplements thereto, insofar as it reflects information supplied by or on behalf of the Company for use therein, at (A) the time the Registration Statement is declared effective, (B) the time the Joint Proxy Statement/Prospectus or such Other Filing (or any amendment thereof or supplement thereto) is first made publicly available to the shareholders of the Company and (C) the time of the Company Shareholders’ Meeting will not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading.

Section 3.8.3 The representations and warranties contained in this Section 3.8 will not apply to the failure of the Joint Proxy Statement/Prospectus, Registration Statement or any Other Filing to comply as to form as a result of, or statements or omissions included therein based upon, information supplied to the Company by or on behalf of Parent.

Section 3.9 Absence of Certain Changes or Events.

Since December 31, 2011, except as (A) disclosed in the Company SEC Filings filed after December 31, 2011 and prior to the date of this Agreement (but disregarding disclosures contained under the heading “Risk Factors,” or disclosures set forth in any “forward-looking statements” disclaimer or any other statements that are similarly non-specific or cautionary, predictive or forward-looking in nature), or (B) contemplated by this Agreement, there has not been (i) a Company Material Adverse Effect or (ii) any action taken by the Company or any Company Subsidiary during the period from December 31, 2011 through the date of this Agreement, that would have required Parent’s consent if the Company had been subject to Section 5.1 at such time.

Section 3.10 Employee Benefit Plans.

Section 3.10.1 Section 3.10.1 of the Company Disclosure Schedule sets forth a true and complete list of each material Company Benefit Plan. “Company Benefit Plan” means each “employee benefit plan” as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and any other plan, policy, program, practice, agreement, understanding or arrangement (whether written or oral) providing compensation or other benefits to any current or former director, officer, employee or consultant of the Company or any Company Subsidiary (or to any dependent or beneficiary thereof), which is maintained, sponsored or contributed to by the Company or any Company Subsidiary, or under which the Company or any Company Subsidiary has any actual or contingent obligation or liability, including all incentive, bonus, deferred compensation, cafeteria, medical, disability, severance, stock purchase or equity based compensation plans, policies or programs.

Section 3.10.2 The Company has delivered or made available to Parent true and complete copies of (A) each Company Benefit Plan; (B) any amendments thereto; (C) the related summary plan description (together with all summaries of material modifications) and prospectus, if any; (D) each related trust or custodial agreement; (E) each deposit administration, group annuity, insurance or other funding agreement associated with each Company Benefit Plan; (F) the most recent actuarial report, including Financial Accounting Standards Board (“FASB”) reports relating to post-employment benefits; and (G) the most recent 5500 annual return for any Company Benefit Plan that files such returns.

Section 3.10.3 Each Company Benefit Plan has been administered in all material respects in accordance with its terms and all applicable Laws, including ERISA and the Code. With respect to the Company Benefit Plans, no event has occurred and, to the knowledge of the Company, there exists no condition or set of circumstances in connection with which the Company or any Company Subsidiary could be subject to any material liability (other than for routine benefit liabilities) under the terms of, or with respect to, such Company Benefit Plans, ERISA, the Code or any other Law applicable to such Company Benefit Plans.

Section 3.10.4 Each Company Benefit Plan which is intended to qualify under Section 401(a) of the Code has received a favorable determination letter or notification, advisory or opinion letter, as applicable, from the IRS as to its qualified status and, to the Company’s knowledge, no fact or event has occurred that could reasonably be expected to adversely affect the qualified status of any such Company Benefit Plan. There has been no prohibited transaction (within the meaning of Section 406 of ERISA or Section 4975 of the Code, other than a transaction that is exempt under a statutory or administrative exemption) with respect to any Company Benefit Plan that could result in material liability to the Company. No suit, administrative proceeding, action or other litigation has been brought, or to the knowledge of the Company, is threatened against or with respect to any Company Benefit Plan, including any audit or inquiry by the IRS or United States Department of Labor (other than routine benefits claims).

Section 3.10.5 No Company Benefit Plan is a multiemployer pension plan (as defined in Section 3(37) of ERISA). Neither the Company nor any Company Subsidiary has incurred any liability under Title IV of ERISA which has not been satisfied in full. To the Company’s knowledge, no event has occurred, and no condition or circumstance exists that, alone or together with any other event, condition or circumstance, would reasonably be expected to result in any liability under Title IV of ERISA being imposed upon the Company or any Company Subsidiary.

Section 3.10.6 The Company has no material unfunded liabilities in connection with any of the Company Benefit Plans. All material contributions, premium payments and other payments due from the Company or any Company Subsidiary to or under the Company Benefit Plans have been paid or deposited, as applicable, in a timely manner.

Section 3.10.7 Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated by this Agreement will, alone or in connection with any other event (including any termination of employment or service), (A) result in any payment or benefit becoming due under any Company Benefit Plan, (B) increase any payments or benefits otherwise payable under any Company Benefit Plan, (C) result in the acceleration of the time of payment or vesting of any payments or benefits under any Company Benefit Plan to any extent, or (D) result in the forgiveness in whole or in part of any outstanding loans made by the Company or any Company Subsidiary to any person.

Section 3.10.8 No amount that could be received under any Company Benefit Plan (whether in cash or property or the vesting of property) as a result of the consummation of the transactions contemplated by this

Agreement (whether alone or together with any other event or circumstance) by any employee, officer or director of the Company or any Company Subsidiary who is a “disqualified individual” (as such term is defined in Treasury Regulation Section 1.280G-1) could be characterized as an “excess parachute payment” (as defined in Section 280G(b)(1) of the Code). Prior to the date of this Agreement, the Company has delivered to Parent a report that sets forth the Company’s good faith estimate, as of the date of such report, of (A) the amount to be paid or provided (subject to the exceptions described in such report and based upon the assumptions described in such report) to the current officers of the Company and the Company Subsidiaries under all Company Benefit Plans (or the amount by which any of their payments or benefits may be accelerated or increased) as a result of (i) the execution of this Agreement, (ii) the obtaining of the approval of this Agreement by the Company’s and/or Parent’s shareholders, (iii) the consummation of the Merger or the other transactions contemplated by this Agreement or (iv) the termination or constructive termination of the employment or service of such officers following one of the events set forth in clauses (i) through (iii) above and (B) the ramifications of such payments or benefits under Sections 280G and 4999 of the Code.

Section 3.10.9 Except as required by Law, no Company Benefit Plan provides any post-employment medical or life insurance benefits.

Section 3.10.10 The Company and each applicable Company Subsidiary has reserved all rights necessary to amend or terminate each of the Company Benefit Plans that provide health and/or welfare benefits without the consent of any other person or entity and without any liability.

Section 3.10.11 Each Company Benefit Plan that is a nonqualified deferred compensation plan subject to Section 409A of the Code has been maintained, operated and administered in good faith compliance under published guidance under Section 409A of the Code in terms of both operation and documentation. No Company Benefit Plan provides any individual with an indemnity, a “gross up” or any similar payment or right in respect of any Taxes that may become payable under Section 409A or Section 4999 of the Code.

Section 3.11 Labor and Other Employment Matters.

Section 3.11.1 Except as has not had, individually or in the aggregate, a Company Material Adverse Effect, each of the Company and each Company Subsidiary is in compliance with all applicable Laws respecting labor, employment, fair employment practices, terms and conditions of employment, workers’ compensation, occupational safety, plant closings, and wages and hours. Neither the Company nor any Company Subsidiary is, or has been within the past ten (10) years, a party to a collective bargaining agreement and no labor union has been certified to represent any employee or the Company or any Company Subsidiary, or has applied to represent or is attempting to organize so as to represent such employees. There is no pending or, to the knowledge of the Company, threatened work stoppage, slowdown or labor strike against the Company or any Company Subsidiary.

Section 3.11.2 There are no (A) severance, change in control, stay bonus or employment agreements with directors, officers or employees of to the Company or any Company Subsidiary; (B) severance programs of the Company or any Company Subsidiary with or relating to its employees; or (C) plans, programs or other agreements of the Company or any Company Subsidiary with or relating to its directors, officers or employees which contain change in control provisions.

Section 3.12 Material Contracts.

Section 3.12.1 Except for contracts set forth on the “Exhibit Index” included in the Company’s Form 10-K for the year ended December 31, 2011 or the Company SEC Filings subsequently filed, as of the date of this Agreement, neither the Company nor any Company Subsidiary, nor any of their respective assets, properties, businesses or operations is a party to, or bound or affected by, or receives benefits under:

(a) any Contract which is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC);

(b) any Contract relating to the borrowing of money by the Company or any Company Subsidiary or the guarantee by the Company or any Company Subsidiary of any such obligation (other than Contracts evidencing deposit liabilities, purchases of federal funds, fully-secured repurchase agreements, and FHLB advances of depository institution Subsidiaries, trade payables and Contracts relating to borrowings or guarantees made in the ordinary course of business) in excess of $1,000,000;

(c) any Contract which prohibits or restricts the Company or any Company Subsidiary from (i) engaging in any business activities in any geographic area, line of business or otherwise in competition with any other person, (ii) soliciting or accepting business from any person or (iii) soliciting any person for employment or hire (excluding Contracts entered into in the ordinary course with respect to temporary employment, consulting arrangements and similar arrangements and it being understood that the Company will be permitted to update Section 3.12.1(c) of the Company Disclosure Schedule within twenty (20) Business Days following the date hereof so as to provide a true and correct list of all of the Contracts containing restrictions on the soliciting of any person for employment or hire, and such updates shall be deemed to have modified Schedule 3.12.1(c) as of the date of this Agreement);

(d) any Contract between or among the Company or any Company Subsidiary;

(e) any Contract relating to the purchase or sale of any goods or services by the Company or a Company Subsidiary (other than Contracts entered into in the ordinary course of business and either (i) involving payments under any individual Contract not in excess of $300,000 per year or $1,000,000 over the expected life of the Contract, or (ii) involving Loans, borrowings or guarantees originated or purchased by the Company or any Company Subsidiary in the ordinary course of business);

(f) any Contract which obligates the Company or any Company Subsidiary (or, following the consummation of the Merger, Parent or any Parent Subsidiaries) to conduct business with any third party on an exclusive or preferential basis (other than Contracts entered into in the ordinary course of business that (i) can be terminated by the Company or relevant Company Subsidiary immediately without penalty or other obligation to make payment, or (ii) with respect to which the maximum reasonably expected termination, break or similar fee payable by the Company or relevant Company Subsidiary (or the Parent or Parent Subsidiary, after giving effect to the Merger), individually or in the aggregate, is less than $100,000);

(g) any Contract which grants any right of first refusal, right of first offer or similar right with respect to any material assets, rights or properties of the Company or any Company Subsidiary;

(h) any Contract which limits the payment of dividends by the Company or any Company Subsidiary;

(i) any Contract pursuant to which the Company or any Company Subsidiary has agreed with any third parties to become a member of, manage or control a joint venture, partnership, limited liability company or other similar entity;

(j) any Contract pursuant to which the Company or any Company Subsidiary has agreed with any third party to a change of control transaction such as an acquisition, divestiture or merger and which contains representations, covenants, indemnities or other obligations (including indemnification, “earn-out” or other contingent obligations) that are still in effect other than customary obligations to indemnify directors and officers;

(k) except for standard end-user license agreements to off the shelf software having a value under $10,000, for any Contract wherein the Company or any Company Subsidiary is the recipient of a license, sublicense (of any tier), covenant not to sue or assert, or immunity from suit under any Intellectual Property rights of any other person;

(l) except for non-exclusive licenses to the Company’s trademarks granted by the Company or a Company Subsidiary to a vendor for the provision of products or services to the Company or a Company Subsidiary in the ordinary course of business, any Contract wherein the Company or any Company Subsidiary expressly grants a license, sublicense (of any tier), covenant not to sue or assert, immunity from suit or similar rights under any material Company IP;

(m) except for standard employment Contracts, any Contract wherein a person assigns to the Company or a person is obligated to assign to the Company, any title, in whole or in part, solely or jointly, beneficially or actually, with respect to any Intellectual Property, or any person has an option or other right concerning any of the foregoing;

(n) any Contract that provides for a termination, break, or similar fee in excess of $100,000; or

(o) except transactions made in accordance with Regulation O and agreements entered into in the ordinary course of business for compensation or indemnity, any Contract between the Company or any Company Subsidiary, on the one hand, and (1) any officer or director of the Company, or (2) to the knowledge of the Company, any (x) record or beneficial owner of five percent (5%) or more of the voting securities of the Company, (y) affiliate or family member of any such officer, director or record or beneficial owner or (z) any other affiliate of the, on the other hand, except those of a type available to employees of the Company generally.

Each contract of the type described in this Section 3.12.1 is referred to herein as a “Company Material Contract.”

Section 3.12.2 Each Company Material Contract is in full force and effect and legally valid, binding and enforceable in accordance with its terms in all material respects on the Company and each Company Subsidiary party thereto and, to the Company’s knowledge, each other party thereto, except as enforceability may be limited by bankruptcy, insolvency, reorganization, preference, fraudulent transfer, moratorium or other similar laws relating to or affecting the rights and remedies of creditors and by general principles of equity regardless of whether considered in a proceeding in equity or at Law. Except as has not had, individually or in the aggregate, a Company Material Adverse Effect, the Company and each Company Subsidiary has performed all obligations required to be performed by it under each Company Material Contract and Company Lease. To the Company’s knowledge, and except as has not had, individually or in the aggregate, a Company Material Adverse Effect, each other party to each Company Material Contract and Company Lease has performed all obligations required to be performed by it under such Company Material Contract and Company Lease. None of the Company or any Company Subsidiary has received written notice of any violation or default under (or any condition which with the passage of time or the giving of notice would cause such a violation of or default under) any Company Material Contract or Company Lease, except for violations or defaults that have not had, individually or in the aggregate, a Company Material Adverse Effect.

Section 3.13 Agreements with Bank Regulators.

Neither the Company nor any Company Subsidiary is subject to any cease-and-desist order or other order issued by, or is a party to any written agreement, consent agreement or memorandum of understanding with, or a party to any commitment letter, board resolution required to be submitted to a regulatory authority or similar undertaking to, or is subject to any order or directive by, or is a recipient of any extraordinary supervisory letter from, any Governmental Authority (each, a “Government Order”) which restricts the conduct of its business, or in any manner relates to its capital adequacy, its credit or reserve policies, its dividends or its management, nor has the Company been advised by any Governmental Authority that it is contemplating issuing or requesting (or is considering the appropriateness of issuing or requesting) any such order, decree, agreement, memorandum of understanding, extraordinary supervisory letter, commitment letter or similar submission. The Company and the Company Subsidiaries are in compliance in all material respects with all Governmental Orders. Neither the Company nor any Company Subsidiary is required by Section 32 of the Federal Deposit Insurance Act or FDIC Regulation Part 359 or by the Federal Reserve to give prior notice to a Federal banking agency of the proposed addition of an individual to its board of directors or the employment of an individual as a senior executive officer or to limit golden parachute payments or indemnification.

Section 3.14 Litigation.

Section 3.14.1 As of the date of this Agreement, there is no Litigation pending or, to the knowledge of the Company, threatened, nor, to the knowledge of the Company, is there any investigation pending, in each case, against the Company or any Company Subsidiary and none of the Company or any Company Subsidiary is subject to any outstanding judgment, order, writ, injunction or decree, in each case, which has had, individually or in the aggregate, a Company Material Adverse Effect.

Section 3.14.2 Section 3.14.2 of the Company Disclosure Schedule sets forth a list of all Litigation as of the date of this Agreement (a) to which the Company or any Company Subsidiary is a party, (b) which names the Company or a Company Subsidiary as a defendant or cross-defendant, and (c) involves a claim against the Company or a Company Subsidiary for damages in excess of $500,000 or for injunctive or other similar equitable relief. Section 3.14.2 of the Company Disclosure Schedule sets forth a list of all outstanding judgments, orders, writs, injunctions or decrees as of the date of this Agreement to which the Company or any Company Subsidiary or any of their Assets is subject.

Section 3.15 Environmental Matters.

Except as has not had, individually or in the aggregate, a Company Material Adverse Effect:

Section 3.15.1 Each of the Company and each Company Subsidiary is and has been for the past five years in compliance with applicable Environmental Laws and hold all Environmental Permits necessary to conduct their current operations.

Section 3.15.2 None of the Company or any Company Subsidiary has entered into or agreed to any consent decree or order or is subject to any judgment, decree or judicial order relating to compliance with or liability under Environmental Laws, Environmental Permits or the investigation, sampling, monitoring, treatment, remediation, removal or cleanup of or exposure to Hazardous Materials and no investigation, Litigation or other proceeding is pending or, to the knowledge of the Company, threatened in writing with respect thereto.

Section 3.15.3 To the knowledge of the Company, there is currently no contamination from Hazardous Materials on any real property currently or previously owned, leased or operated by the Company or any Company Subsidiary, including any real property that the Company or any Company Subsidiary is the beneficial owner of as trustee, that requires cleanup, remediation or any other type of response action by the Company or any Company Subsidiary pursuant to any Environmental Law or contractual obligation.

Section 3.16 Intellectual Property.

Section 3.16.1 Section 3.16.1 of the Company Disclosure Schedule sets forth, with the owner, country(ies) or region, registration and application numbers and registration and application dates indicated, as applicable, all Company Owned IP that is issued or registered or that has been applied for and is pending issuance or registration with any Governmental Authority. All fees, taxes, annuities and other payments associated with filing, prosecuting, issuing, recording, registering or maintaining any such Intellectual Property owed to any Governmental Authority and due as of Closing have been paid in full through Closing in a timely manner to the proper Governmental Authority, and no such fees are due within three months following Closing. All Company Owned IP listed or required to be listed thereon is active, to the knowledge of the Company is valid and enforceable, is owned solely by the Company and/or any Company Subsidiary, and the ownership of the entire right, title and interest therein is recorded with the applicable Governmental Authority solely in the name of the Company and/or any Company Subsidiary.

Section 3.16.2 Except for any fees payable to a Governmental Authority to issue, register or maintain any of the Company Owned IP listed in Section 3.16.1 of the Company Disclosure Schedule, for any payments required pursuant to a Company Material Contract, and for any payments required as part of standard end user licenses to off the shelf software having a value under $10,000, no payment of any kind is required to be made to any person for the Company and/or any Company Subsidiary’s ownership or use of any Intellectual Property used by either the Company and/or any Company Subsidiary. Except as set forth in a Company Material Contract or in non-exclusive licenses to the Company’s trademarks granted by the Company or a Company Subsidiary to a vendor for the provision of products or services to the Company or a Company Subsidiary in the ordinary course of business, neither the Company nor any Company Subsidiary has licensed or otherwise granted any right to any person under any material Acquired Company IP or otherwise agreed not to assert its rights in any material Acquired Company IP against any person. Except as set forth in a Company Material Contract or in standard end user licenses having a value under $10,000, neither the Company nor any Company Subsidiary has been licensed or otherwise granted any rights to any Intellectual Property of any person.

Section 3.16.3 All former and current employees, consultants or contractors of the Company and/or the Company Subsidiary have executed and delivered valid, written instruments that assign to the Company and/or Company Subsidiaries all rights to any Intellectual Property conceived, reduced to practice, created or otherwise developed by them in the course of their performing services for the Company and/or Company Subsidiaries. All employees of the Company and/or the Company Subsidiaries who participated in the conception, reduction to practice, creation or development of Intellectual Property for or on behalf of the Company were employees of the Company and/or the Company Subsidiaries at the time of rendering such services and such services were within the scope of their employment or such employees have otherwise validly assigned such Intellectual Property to the Company and/or the Company Subsidiaries. To the knowledge of the Company, no director, officer, stockholder, employee, consultant, contractor, agent or other representative of the Company or any Company Subsidiary owns or claims any rights in (nor has any of them made application for) any Intellectual Property owned or used by the Company and/or Company Subsidiaries.

Section 3.16.4 The Company and Company Subsidiaries have entered into confidentiality and nondisclosure agreements with all of their directors, officers, employees, consultants, contractors and agents and any other person with access to the confidential Acquired Company IP, including the trade secrets therein, to protect the confidentiality and value thereof, and, to the knowledge of the Company, there has not been any breach by any of the foregoing to any such agreement. The Company and Company Subsidiaries have taken commercially reasonable measures at least commensurate with industry standards to maintain the confidentiality thereof and in each such case using not less than a reasonable degree of care under the circumstances.

Section 3.16.5 The operation of the business of the Company and Company Subsidiaries as currently conducted by Company or any part thereof, and the possession or use of the Acquired Company IP has, does and will not infringe, misappropriate, dilute, violate or otherwise conflict with any Intellectual Property right of any other person (including any affiliate of the Company) nor does or will the operation of the business of the Company or Company Subsidiaries as currently conducted by the Company constitute unfair competition or deceptive or unfair trade practice. To the knowledge of the Company, none of the Acquired Company IP is being infringed or otherwise used or available for use by any person other than the Company.

Section 3.16.6 There has been no Action pending, or to the knowledge of the Company, threatened, whether or not resolved or settled, that (i) challenges the rights of any Company in respect of any Intellectual Property or (ii) asserts that any Company or Company Subsidiary is, was or will be infringing, misappropriating or otherwise violating or in conflict with any Intellectual Property, or is, was or will be required to pay any royalty, license fee, charge or other amount with regard to any Intellectual Property. None of Company Owned IP, and, to the knowledge of the Company and/or Company Subsidiaries, none of the Company Licensed IP, is the subject of any order, decree or injunction of any Governmental Authority, and neither the Company nor any Company Subsidiary has been subject to any order, decree or injunction of any Governmental Authority in respect of any other person’s Intellectual Property.

Section 3.16.7 All data and personal information used or maintained by the Company and/or the Company Subsidiaries has been collected, maintained, used and transferred in accordance with the Company and/or Company Subsidiaries’ applicable data protection and privacy principles and policies. All such data protection and privacy principles and policies are designed and administered in accordance with all applicable

Laws. No person has claimed any compensation from the Company or any Company Subsidiary for the loss of or unauthorized disclosure or transfer of personal data or information, and, to the knowledge of the Company, no facts or circumstances exist that might give rise to such a claim.

Section 3.16.8 Company owns or has a valid right to access and use all Company IT Systems. The Company IT Systems (i) are adequate for, and operate and perform in all material respects as required in connection with, the operation of the business of Company as currently conducted, and (ii) do not, to the knowledge of Company, contain any viruses, worms, trojan horses, bugs, faults or other devices, errors, contaminants or effects that are specifically designed to maliciously (A) disrupt or adversely affect the functionality of any Company IT Systems, except as disclosed in their documentation, or (B) enable or assist any person to access without authorization any Company IT Systems. The Companies routinely audit their use of Software for compliance with applicable Contracts for Company Licensed IP and each of them currently does not use any such Software beyond the level last reported to the licensor and all such Software is and has been used in compliance with all material terms and conditions of the applicable Contract.

Section 3.16.9 Company has taken reasonable steps in accordance with normal industry standards to secure the Company IT Systems from unauthorized access or use by any person, and to ensure the continued, uninterrupted, and error-free operation of the Company IT Systems, including employing security, maintenance, disaster recovery, redundancy, backup, archiving, and virus or malicious device scanning/protection measures in accordance with normal industry standards. To the knowledge of Company, no person has gained unauthorized access to any Company IT Systems.

Section 3.17 Assets and Properties.

Section 3.17.1 Each of the Company and the Company Subsidiaries has good (and with respect to real estate, marketable) title to, or a valid leasehold interest in, as applicable, all of its owned or leased real property (including all rights, title, privileges and appurtenances pertaining or relating thereto) free and clear of any and all liens, except for Permitted Liens and for liens, defects or failures to be in full force and effect which do not in the aggregate materially detract from the value of such property or assets or materially impair the use thereof in the operation of the business of the Company or any Company Subsidiary. Each of the Company and the Company Subsidiaries has title to, or a valid leasehold interest in, as applicable, all personal property used in their respective businesses free and clear of any and all liens, except for liens, defects in title or failures to be in full force and effect which have not had, individually or in the aggregate, a Company Material Adverse Effect and except for Permitted Liens. Such personal property and owned or leased property are in good operating condition and repair, ordinary wear and tear and commercially reasonable deferred maintenance excepted, and except for such failures to be in good operating condition and repair which would not reasonably be expected to materially impair the use thereof in the operation of the business of the Company or any Company Subsidiary. Neither the Company nor any Company Subsidiary owns any real estate, except (i) real estate acquired through foreclosure or deed in lieu of foreclosure and (ii) real estate used for its headquarters or banking operations.

Section 3.17.2 Section 3.17.2 of the Company Disclosure Schedule sets forth an accurate and complete listing of all of the branch and office locations operated by the Company and the Company Subsidiaries as of the date of this Agreement.

Section 3.18 Taxes.

Section 3.18.1 The Company and each Company Subsidiary has timely filed with the appropriate taxing authority all Tax Returns required to be filed, taking into account any extensions of time within which to file such Tax Returns, and all such Tax Returns were complete and correct, subject in each case to such exceptions as have not had, individually or in the aggregate, a Company Material Adverse Effect. The Company and each Company Subsidiary has timely paid (or the Company has paid on each such Company Subsidiary’s behalf) all Taxes due and owing, and, in accordance with GAAP, the most recent financial statements contained in the Company SEC Filings reflect an adequate reserve (excluding any reserve for deferred Taxes) for all Taxes payable by the Company and each Company Subsidiary for all taxable periods and portions thereof through the date of such financial statement, in each case except as, individually or in the aggregate, has not had, a Company Material Adverse Effect.

Section 3.18.2 To the knowledge of the Company: (A) there are no audits or other proceedings pending with regard to any Taxes or Tax Returns of the Company or any Company Subsidiary; (B) neither the Company nor any Company Subsidiary has received a written notice or announcement of any audits or proceedings subject to such exceptions as have not had, individually or in the aggregate, a Company Material Adverse Effect; and (C) neither the Company nor any Company Subsidiary has waived any statute of limitations with respect to Taxes or agreed to any extension of time with respect to any Tax assessment or deficiency for any open tax year. Each assessed deficiency resulting from any audit or examination relating to Taxes by any Governmental Authority has been timely paid and there is no assessed deficiency, refund litigation, proposed adjustment or matter in controversy with respect to any Taxes due and owing by the Company or any Company Subsidiary except as has not had, individually or in the aggregate a Company Material Adverse Effect.

Section 3.18.3 There are no Tax liens upon any property or assets of the Company or any Company Subsidiary except liens for current Taxes not yet due and payable.

Section 3.18.4 Neither the Company nor any Company Subsidiary (A) has ever been a member of an affiliated, combined, consolidated or unitary Tax group for purposes of filing any Tax Return, other than, for purposes of filing affiliated, combined, consolidated or unitary Tax Returns, a group of which Company was the common parent, (B) has any liability for Taxes of any person under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or foreign Law), or (C) is a party to or bound by any Tax sharing or allocation agreement or has any other current or potential contractual obligation to indemnify any other person with respect to Taxes.

Section 3.18.5 Except as has not had, individually or in the aggregate, a Company Material Adverse Effect, the Company and each Company Subsidiary has complied with all applicable Laws relating to the payment and withholding of Taxes (including withholding of Taxes pursuant to Sections 1441, 1442, 3121 and 3402 of the Code or similar provisions under any Federal, state, local or foreign Laws) and has, within the time and the manner prescribed by applicable Law, withheld from and paid over to the proper Governmental Authority all amounts required to be so withheld and paid over under applicable Law.

Section 3.18.6 Within the two-year period ending on the Effective Time, neither the Company nor any Company Subsidiary has constituted either a “distributing corporation” or a “controlled corporation” as such terms are defined in Section 355 of the Code in a distribution of stock qualifying or intended to qualify for tax-free treatment (in whole or in part) under Section 355(a) or 361 of the Code.

Section 3.18.7 No claim that has not been resolved has ever been made by any Governmental Authority in a jurisdiction where the Company or any Company Subsidiary does not file a Tax Return that it is, or may be, subject to an amount of Tax by that jurisdiction that, individually or in the aggregate, has had a Company Material Adverse Effect.

Section 3.18.8 Neither the Company nor any Company Subsidiary is or has been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code.

Section 3.18.9 Neither the Company nor any Company Subsidiary will be required to include in a taxable period ending after the Effective Time taxable income attributable to income that accrued in a prior taxable period but was not recognized in any prior taxable period as a result of the installment method of accounting, the long-term contract method of accounting, the cash method of accounting or Section 481 of the Code or comparable provisions of state, local or foreign Tax Law, or any other change in method of accounting.

Section 3.18.10 Neither the Company nor any Company Subsidiary has participated in any “listed transaction” as defined in Treasury Regulation Section 1.6011-4.

Section 3.19 Vote Required.

The affirmative vote of the holders of a majority in voting power of the outstanding shares of Company Common Stock (the “Required Company Shareholders”) is necessary to approve this Agreement. The affirmative vote of at least 66 2/3% of the outstanding shares of the TARP Preferred Stock, voting as a separate class (the “Required TARP Preferred Holders”) is necessary to approve this Agreement.

Section 3.20 Brokers.

No broker, investment banker, financial advisor or other person (other than JPMorgan Securities LLC) is entitled to any brokerage, finder’s, financial advisor’s or other similar fee or commission in connection with the Merger or any transaction contemplated by this Agreement based upon arrangements made by or on behalf of the Company or any of its affiliates. True, correct and complete copies of all agreements with JP Morgan Securities LLC relating to any such fees or commissions have been furnished to Parent prior to the date hereof.

Section 3.21 Risk Management Instruments.

Except as has not had, individually or in the aggregate, a Company Material Adverse Effect, since December 31, 2008, all material derivative instruments, including any swap transaction, option, warrant, forward purchase or sale transaction, futures transaction, cap transaction, floor transaction or collar transaction relating to one or more currencies, commodities, bonds, equity securities, loans, interest rates, catastrophe events, weather-related events, credit-related events or conditions or any indexes, or any other similar transaction (including any option with respect to any of these transactions) or combination of any of these transactions, including collateralized mortgage obligations or other similar instruments or any debt or equity instruments evidencing or embedding any such types of transactions, and any related credit support, collateral or other similar arrangements related to such transactions, whether entered into for the account of the Company or any of the Company Subsidiaries or for the account of a customer of the Company or any of the Company Subsidiaries, (i) were entered into (A) in accordance with prudent banking practices and in all material respects with all applicable Laws and with the rules, regulations and policies of applicable Governmental Authorities, and (B) with counterparties believed to be financially responsible at the time; and (ii) each of them constitutes the valid and legally binding obligation of the Company or one of the Company Subsidiaries, and, to the knowledge of the Company, each of the counterparties thereto, in each case are in full force and effect and enforceable in accordance with its terms, except as enforceability may be limited by bankruptcy, insolvency, reorganization, preference, fraudulent transfer, moratorium or other similar laws relating to or affecting the rights and remedies of creditors and by general principles of equity regardless of whether considered in a proceeding in equity or at Law. Except as has not had, individually or in the aggregate, a Company Material Adverse Effect, neither the Company nor any of its Subsidiaries, nor, to the knowledge of the Company, any other party thereto, is in breach of any of its obligations under any such Contract or arrangement. The financial position of the Company and the Company Subsidiaries, as applicable, on a consolidated basis under or with respect to each such derivative instrument has been reflected in its books and records and the books and records of the Company and the Company Subsidiaries, and in their respective financial statements, in accordance with GAAP consistently applied.

Section 3.22 Loans; Loan Matters.

Section 3.22.1 Except as has not had, individually or in the aggregate, a Company Material Adverse Effect, each Loan currently outstanding (i) is evidenced by notes, agreements or other evidences of indebtedness that are true, genuine and what they purport to be, (ii) to the extent secured, has been secured by valid liens which have been perfected and (iii) to Company’s knowledge, is a legal, valid and binding obligation of the obligor named therein, enforceable in accordance with its terms (except in all cases as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, receivership, conservatorship, moratorium, or similar Laws affecting the enforcement of creditors’ rights generally and except that the availability of the equitable remedy of specific performance or injunctive relief is subject to the discretion of the court before which any proceeding may be brought).

Section 3.22.2 Each outstanding Loan (including Loans held for resale to investors) was solicited and originated, and is and has been administered and, where applicable, serviced, and the relevant Loan files are being maintained in all material respects in accordance with the relevant notes or other credit or security documents, the Company’s written underwriting standards (and, in the case of Loans held for resale to investors, the underwriting standards, if any, of the applicable investors) and with all applicable requirements of Laws.

Section 3.22.3 None of the agreements pursuant to which the Company or any Company Subsidiary has sold Loans or pools of Loans or participations in Loans or pools of Loans contains any obligation to repurchase such Loans or interests therein solely on account of a payment default by the obligor on any such Loan.

Section 3.22.4 Based on conditions and expectations in effect as of each of the following consolidated balance sheet dates, the allowance for loan and lease losses (the “Allowance”) shown on the Company’s June 30, 2012 consolidated balance sheets was, and the Allowance shown on the consolidated balance sheets of the Company included in the Company’s financial statements filed with the SEC as of dates subsequent to the execution of this Agreement will be, as of the respective balance sheet dates thereof, appropriate to address the estimated loan and lease losses inherent in the loan and lease portfolio at such balance sheet date (within the meaning of GAAP and applicable regulatory requirements or guidelines).

Section 3.23 Data and Customer Security and Privacy.

The Company and each of the Company Subsidiaries is in compliance in all material respects with (a) all applicable Laws and applicable requirements of Governmental Authorities including the Federal Reserve and the Michigan Office of Financial and Insurance Regulation regarding the security of each of their customers’ data and the systems operated by the Company and its Subsidiaries, and (b) their respective privacy policies, including as relates to the use of individually identifiable personal information relating to identifiable or identified natural persons.

Section 3.24 Trust Business.

Each of Company and the Company Subsidiaries has properly administered all accounts for which it acts as a fiduciary, including accounts for which it serves as trustee, agent, custodian, personal representative, guardian, conservator or investment advisor, in accordance with the terms of the applicable governing documents and applicable Laws (including with respect to fiduciary duties) and regulations, except for instances of noncompliance that have not had, individually or in the aggregate, a Company Material Adverse Effect.

Section 3.25 Opinion of Financial Advisor.

The Company Board has received the opinion of JPMorgan Securities LLC, dated the date of this Agreement, to the effect that, as of such date and based upon and subject to the factors and assumptions set forth therein, the Exchange Ratio is fair, from a financial point of view, to the holders of the Company Common Stock.

Section 3.26 Tax Treatment.

Neither the Company nor Company Subsidiary or, to the knowledge of the Company, any of the Company’s affiliates, has taken or agreed to take any action that would prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code. The Company is not aware of any agreement, plan or other circumstances that would prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code.

Section 3.27 Investigation by the Company; Limitation on Warranties.

The Company has conducted its own independent review and analysis of the business, operations, assets, liabilities, results of operations, financial condition, technology and prospects of Parent and the Parent Subsidiaries and acknowledges that the Company has been provided access to personnel, properties, premises and records of Parent and the Parent Subsidiaries for such purposes. In entering into this Agreement, except as expressly provided herein, the Company has relied solely upon its independent investigation and analysis of Parent and the Parent Subsidiaries and the Company acknowledges and agrees that it has not been induced by and has not relied upon any representations, warranties or statements, whether express or implied, made by Parent, any Parent Subsidiaries, or any of their respective directors, officers, shareholders, employees, affiliates, agents, advisors or representatives that are not expressly set forth in this Agreement, whether or not such representations, warranties or statements were made in writing or orally.

Article 4.

REPRESENTATIONS AND WARRANTIES OF PARENT

Except (i) as set forth in the applicable section or sub-section of the disclosure schedule (it being understood that any particular disclosure in such section or sub-section shall be deemed also to be included in each other section or sub-section of the disclosure schedule as to which the applicability of such particular disclosure is reasonably apparent) delivered by Parent to Company at or prior to the execution of this Agreement (the “Parent Disclosure Schedule” and together with the Company Disclosure Schedule, the “Disclosure Schedules”), or as set forth in the Parent SEC Filings filed prior to the date of this Agreement (but disregarding disclosures contained under the heading “Risk Factors,” or disclosures set forth in any “forward-looking statements” disclaimer or any other statements that are similarly non-specific or cautionary, predictive or forward-looking in nature), provided, that this clause (ii) shall not apply to any representation set forth in Section 4.3, Parent hereby represents and warrants to the Company as follows:

Section 4.1 Organization and Qualification; Subsidiaries.

Parent is a corporation duly organized, validly existing and in good standing under the laws of the State of Ohio. Section 4.1 of the Parent Disclosure Schedule sets forth a true and complete list of all of the Subsidiaries of Parent (each a “Parent Subsidiary” and, collectively, the “Parent Subsidiaries”). Each Parent Subsidiary is duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation or organization, as the case may be. Parent and each Parent Subsidiary has the requisite corporate power and authority to own, lease and operate its properties and to carry on its business as it is now being conducted. Parent and each Parent Subsidiary is duly qualified or licensed to do business, and is in good standing, in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its business makes such qualification, licensing or good standing necessary, except for such failures to be so qualified, licensed or in good standing that have not had, individually or in the aggregate, a Parent Material Adverse Effect. None of Parent or any Parent Subsidiary holds an Equity Interest in any other person. Parent is registered as a bank holding company under the BHCA. Parent Bank is a national banking association duly organized and validly existing under the laws of the United States of America and is a member of the Federal Reserve System. The deposits of Parent Bank are insured by the FDIC to the fullest extent permitted by Law, and all premiums and assessments required to be paid in connection therewith have been paid by Parent Bank when due. No proceedings for the revocation or termination of such deposit insurance are pending or, to the knowledge of Parent, threatened. Parent Bank is a member in good standing of the Federal Reserve Bank of Cleveland and the FHLB and owns the requisite amount of stock therein.

Section 4.2 Articles of Incorporation and Bylaws.

Parent’s Articles of Incorporation (the “Parent Charter”) and Code of Regulations (the “Parent Bylaws”) listed as exhibits to the Parent SEC Filings are true, complete and correct copies. Parent has made available to the Company a true, complete and correct copy of the charter and bylaws (or equivalent organizational documents) of each Parent Subsidiary.

Section 4.3 Capitalization.

Section 4.3.1 The authorized capital stock of the Parent consists of 307,000,000 shares of capital stock, of which 300,000,000 are designated Parent Common Stock and 7,000,000 are designated preferred stock, without par value (“Parent Preferred Stock”). As of September 11, 2012, (A) 109,654,428 shares of Parent Common Stock were issued and outstanding, all of which were duly authorized, validly issued, fully paid, nonassessable and free of preemptive rights, (B) 5,467,303 shares of Parent Common Stock were held in the treasury of Parent or by the Parent Subsidiaries (other than shares held in trust accounts or otherwise held for or on behalf of third parties in a fiduciary, custodian or similar capacity where none of Parent or the Parent Subsidiaries is the beneficial owner), (C) 1,827,899 shares of Parent Common Stock were reserved for issuance upon exercise of options to purchase Parent Common Stock (“Parent Options”) outstanding as of such date and (D) 590,265 shares of Parent Common Stock were reserved for issuance upon the settlement of restricted shares granted under Parent’s stock compensation plans (the “Parent Stock Plans” and such shares, “Parent Restricted Stock”) outstanding as of such date. As of September 11, 2012, (x) 800,000 shares of Parent Preferred Stock are designated as preferred stock, series A, without par value, (y) 220,000 shares of Parent Preferred Stock were designated as convertible preferred stock, series B, and (z) zero shares of Parent Preferred Stock were issued and outstanding.

Section 4.3.2 As of September 11, 2012, except for Parent Options under the Parent Stock Plans to purchase 1,827,899 shares of Parent Common Stock in the aggregate and 590,265 shares of Parent Restricted Stock in the aggregate, there are no options, warrants or other rights to acquire capital stock or other Equity Interests of Parent or any Parent Subsidiary, or securities convertible into or exchangeable for capital stock or other Equity Interests of Parent or any Parent Subsidiary, or other rights, instruments or obligations which derive value based upon Parent Common Stock but are not settled solely in shares of Parent Common Stock. Since June 30, 2012 and through the date of this Agreement, Parent has not issued any shares of its capital stock or other Equity Interests or securities convertible into or exchangeable or exercisable for capital stock or other Equity Interests of Parent, other than Parent Options issued pursuant to the Parent Stock Plans, shares pursuant to exercise of Parent Options, and shares of Parent Restricted Stock. The shares of Parent Common Stock to be issued in connection with the Merger, when issued as contemplated herein, will be duly authorized, validly issued, fully paid, nonassessable and free of preemptive rights.

Section 4.3.3 Except with respect to the Parent Options, the shares of Parent Restricted Stock, the Parent Stock Plans and the related grant agreements, there are no outstanding Rights with respect to Parent or any of the Parent Subsidiaries. Each outstanding share of capital stock of each Parent Subsidiary is duly authorized, validly issued, fully paid, nonassessable and free of preemptive rights and is owned, beneficially and of record, by Parent or another Parent Subsidiary free and clear of all security interests, liens, pledges, options, rights of first refusal, agreements, limitations on Parent’s or such other Parent Subsidiary’s voting rights, charges and other encumbrances of any nature whatsoever.

Section 4.4 Authority.

Parent has requisite corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and, subject to the approval of this Agreement by the Required Parent Shareholders and the issuance of the Parent Common Stock in accordance with Article 2 by the Majority Parent Shareholders, to consummate the transactions contemplated by this Agreement to be consummated by Parent. The execution and delivery of this Agreement by Parent and the consummation by Parent of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action, and no other corporate proceedings on the part of Parent and no vote of the holders of any class or series of capital stock or other Equity Interests of Parent are necessary to authorize this Agreement or the Merger or to consummate the transactions contemplated hereby other than the approval of this Agreement by the Required Parent Shareholders and the approval of the issuance of shares of Parent Common Stock in accordance with Article 2 by the Majority Parent Shareholders. This Agreement has been duly executed and delivered by Parent and, assuming due authorization, execution and delivery by the Company, constitutes a legally valid and binding obligation of Parent, enforceable against Parent in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, preference, fraudulent transfer, moratorium or other similar laws relating to or affecting the rights and remedies of creditors and by general principles of equity regardless of whether enforcement is considered in a proceeding in equity or at Law.

Section 4.5 No Conflict; Required Filings and Consents.

Section 4.5.1 The execution and delivery of this Agreement does not, and the performance of this Agreement and the consummation of the Merger and the other transactions contemplated hereby will not, (A) assuming the Required Parent Shareholders approve the Merger, conflict with or violate any provision of the Parent Charter or the Parent Bylaws, (B) assuming that all consents, approvals, authorizations and permits described in Section 4.5.2 have been obtained and all filings and notifications described in Section 4.5.2 have been made and any waiting periods thereunder have terminated or expired, conflict with or violate any Law applicable to Parent or any Parent Subsidiary or by which any property or asset of Parent or any Parent Subsidiary is bound or (C) assuming that all consents, approvals, authorizations and permits described in Section 4.5.2 have been obtained and all filings and notifications described in Section 4.5.2 have been made and any waiting periods thereunder have terminated or expired, or require any consent or approval under, result in any breach of, or any loss of any benefit under, or constitute a change of control or default (or an event which with notice or lapse of time or both would become a default) under, or give to others any right of termination, acceleration or cancellation of, or result in the creation of a lien or other encumbrance (other than Permitted Liens) on any property or asset of Parent or any Parent Subsidiary pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, Parent Permit or other legally binding obligation to which Parent or any Parent Subsidiary is party, except, as to clauses (B) and (C), respectively, for any such conflicts, violations, breaches, defaults or other occurrences which would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 4.5.2 The execution and delivery of this Agreement by Parent does not, and the performance of this Agreement by Parent will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Authority, except (A) as may be required under the Exchange Act, the Securities Act, any applicable Blue Sky Laws, the Antitrust Laws, the filing and recordation of the Certificates of Merger as required by the MBCA and the Parent Corporation Law, approval by UST of the retirement and cancellation of the TARP Preferred Stock, receipt of the FDIC Consent, and Federal Reserve approval of the purchase or redemption of the TARP Preferred Stock as contemplated herein or (B) where failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 4.6 Permits; Compliance with Law.

Section 4.6.1 Except for employee benefit plans, labor and other employment matters, which are the subjects of Sections 4.10 and 4.11, environmental matters, which are the subject solely of Section 4.15, and tax matters, which are the subject of Section 4.18, each of Parent and each Parent Subsidiary is in possession of all authorizations, licenses, permits, certificates, approvals and clearances of any Governmental Authority necessary for Parent and each Parent Subsidiary to own, lease and operate its properties or to carry on its respective business substantially as it is being conducted as of the date hereof (the “Parent Permits”), and all such Parent Permits are valid, and in full force and effect, except where the failure to be in possession of, the suspension or cancellation of, failure to be valid or in full force and effect of, any of the Parent Permits has not had, individually or in the aggregate, a Parent Material Adverse Effect. None of Parent or any Parent Subsidiary is in default or violation of (except for Laws or Parent Permits with respect to matters that are the subject of Sections 4.10, 4.11, 4.15, or 4.18), (a) any of the provisions of the Parent Charter or Parent Bylaws (or other governing instruments) or (b) any Law applicable to Parent or any Parent Subsidiary or by which any property or asset of Parent or any Parent Subsidiary is bound or any Parent Permits, except in the case of clause (a) or (b), for any such defaults or violations that have not had, individually or in the aggregate, a Parent Material Adverse Effect. Since December 31, 2008, neither Parent nor any Parent Subsidiary has received any written notification or communication from any agency or department of federal, state, or local government or any Governmental Authority or the staff thereof (a) asserting that any of Parent or any Parent Subsidiary is not in compliance with any Laws, initiating any proceeding or, to the knowledge of Parent threatening an investigation into the business or operations of Parent or any Parent Subsidiary or (b) requiring Parent or any Parent Subsidiary to enter into or consent to the issuance of a cease and desist or other order, injunction, formal agreement, directive, commitment, or memorandum of understanding, to become a party to any commitment letter or similar undertaking to or to adopt any board resolution or similar undertaking, that restricts, or by its terms will in the future restrict, the conduct of its business or that in any manner relates to its capital adequacy, its credit or risk management policies, its dividend policy, its management, its business or its operations (each, a “Parent Regulatory Agreement”), except with respect to each of clause (a) and (b), for matters that (x) solely relate to a Governmental Authority that is not the SEC or a Banking Authority, and (y) have not had, individually or in the aggregate, a Company Material Adverse Effect. Neither Parent nor any Parent Subsidiary is subject to a Parent Regulatory Agreement. Parent and each Parent Subsidiary has performed all obligations required to be performed by it under each Parent Regulatory Agreement. There is no unresolved violation with respect to any report, form, schedule, registration, statement or other document filed by, or relating to any examinations, except for examinations conducted in the regular course of the business of Parent, by any such Governmental Authority of, Parent or any Parent Subsidiary.

Section 4.6.2 Without limiting the generality of Section 4.6.1, Parent and each of the Parent Subsidiaries, except as has not had, individually or in the aggregate, a Parent Material Adverse Effect: (i) has conducted its business in compliance with all applicable Laws, including the Sarbanes-Oxley Act of 2002, Sections 23A and 23B of the Federal Reserve Act and Federal Reserve Regulation W, the Equal Credit Opportunity Act, the Foreign Corrupt Practices Act, the Fair Credit Reporting Act, the Gramm Leach Bliley Act, the Fair Housing Act, the CRA, the Fair Lending Laws and other Laws relating to discriminatory or unfair and deceptive acts and practices, the USA PATRIOT Act and the Bank Secrecy Act, the requirements of OFAC and all orders and requirements of applicable Governmental Authorities, including those referred to in Section 4.13, and has not received notice of any defaults or violations of any applicable Laws, any orders, decisions or settlements from or with any Governmental Authority, including the United States Department of Justice.

Section 4.6.3 Parent has (A) no knowledge of any event, condition, action or pending action by any Governmental Authority, any change in applicable Laws or regulations or any circumstance with respect to Parent or any of its Subsidiaries, and (B) no knowledge that any Governmental Authority is reasonably likely to impose any restrictions, requirements or conditions in connection with its approval of the Merger or the Bank Merger, in each case that would be reasonably expected to delay any required approvals of the Merger or the Bank Merger or result in any condition to the receipt of such approvals that would permit termination of this Agreement.

Section 4.7 SEC Filings; Financial Statements; Other Reports.

Section 4.7.1 Parent has filed all registration statements, prospectuses, forms, reports, definitive proxy statements, schedules and documents required to be filed with the SEC by it under the Securities Act or the Exchange Act, as the case may be, from and after January 1, 2009 (collectively, the “Parent SEC Filings”). Each Parent SEC Filing, as amended or supplemented if applicable, (A) as of its date, or, if amended or supplemented, as of the date of the most recent amendment or supplement thereto, complied in all material respects with the requirements of the Securities Act or the Exchange Act, as the case may be, and (B) did not, at the time it was filed (or became effective in the case of registration statements), or, if amended or supplemented, as of the date of the most recent amendment or supplement thereto, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. No Parent Subsidiary is separately subject to the periodic reporting requirements of the Exchange Act.

Section 4.7.2 Each of the principal executive officer of Parent and the principal financial officer of Parent (or each former principal executive officer of Parent and each former principal financial officer of Parent, as applicable) has made all applicable certifications required by Rule 13a-14 or 15d-14 under the Exchange Act and Sections 302 and 906 of SOX with respect to the Parent SEC Filings. Neither Parent nor any of the Parent Subsidiaries has outstanding, or has since the effective date of Section 402 of SOX, made or arranged for any outstanding “extensions of credit” to or for directors or executive officers of Parent or their related interests in violation of Section 402 of SOX or Federal Reserve Regulations O or W.

Section 4.7.3 Except as has not had, individually or in the aggregate, a Parent Material Adverse Effect, Parent maintains a system of “internal control over financial reporting” (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) sufficient to provide reasonable assurance to Parent and the Parent Board (A) that transactions of Parent and the Parent Subsidiaries are recorded as necessary to permit preparation of financial statements in conformity with GAAP, (B) that receipts and expenditures of Parent and the Parent Subsidiaries are made only in accordance with the authorizations of management and the Parent Board and (C) regarding prevention or timely detection of the unauthorized acquisition, use or disposition of Parent’s assets that could have a material effect on Parent’s financial statements. The books and records of Parent and the Parent Subsidiaries have been, and are being, maintained in all material respects in accordance with applicable legal and accounting requirements and reflect only actual transactions. The records, systems, controls, data and information of Parent and the Parent Subsidiaries are recorded, stored, maintained and operated under means (including any electronic, mechanical or photographic process, whether computerized or not) that are under the exclusive ownership and direct control of Parent or the Parent Subsidiaries or accountants (including all means of access thereto and therefrom), except for any non-exclusive ownership and non-direct control that has not had, individually or in the aggregate, a Parent Material Adverse Effect.

Section 4.7.4 Except as has not had, individually or in the aggregate, a Parent Material Adverse Effect, Parent has not received any written notification from its outside auditors of any (A) “significant deficiency” or (B) “material weakness” in Parent’s internal controls over financial reporting on or after January 1, 2009. To the knowledge of Parent, there is no outstanding “significant deficiency” or “material weakness” (in each case, as defined by Public Company Accounting Oversight Board rule) that has not been appropriately and adequately remedied by Parent.

Section 4.7.5 Each of the consolidated financial statements (including any notes thereto) contained in the Parent SEC Filings, as amended, supplemented or restated, if applicable, was prepared in accordance with GAAP applied (except as may be indicated in the notes thereto and, in the case of unaudited quarterly financial statements, as permitted by Form 10-Q under the Exchange Act) on a consistent basis throughout the periods indicated (except as may be indicated in the notes thereto), and each of such consolidated financial statements, as amended, supplemented or restated, if applicable, presented fairly, in all material respects, the consolidated financial position, results of operations, comprehensive income (as required by GAAP), changes in shareholders’ equity, and cash flows of Parent and the consolidated Parent Subsidiaries as of the respective dates thereof and for the respective periods indicated therein (subject, in the case of unaudited quarterly financial statements, to normal year-end adjustments).

Section 4.7.6 Except as and to the extent set forth (A) on the consolidated balance sheet of Parent and the consolidated Parent Subsidiaries as of December 31, 2011 included in Parent’s annual report filed on Form 10-K for the year ended December 31, 2011, including the notes thereto, or (B) in the Parent SEC Filings filed after December 31, 2011, none of Parent or any consolidated Parent Subsidiary had at the relevant balance sheet date, any liabilities or obligations that would be required to be reflected or reserved against on a balance sheet (or in the notes thereto) prepared in accordance with GAAP and none have arisen since such date, except, in each case, for liabilities or obligations (i) contemplated by or under this Agreement or incurred in connection with the transactions contemplated hereby, (ii) incurred in the ordinary course of business and in a manner consistent with past practice or (iii) that have not had, individually or in the aggregate, a Parent Material Adverse Effect.

Section 4.7.7 Since December 31, 2008, Parent and each of the Parent Subsidiaries has timely filed all material reports and material statements, together with any material amendments required to be made with respect thereto, that it was required to file with Banking Authorities. As of their respective dates, each of such reports and documents, including the exhibits and schedules thereto, complied in all material respects with all applicable Laws. As of their respective dates, such reports and document did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading.

Section 4.8 Disclosure Documents.

Section 4.8.1 The Registration Statement, Joint Proxy Statement/Prospectus and any Other Filings, and any amendments or supplements thereto, that Parent is responsible for filing at (A) the time the Registration Statement is declared effective, (B) the time the Joint Proxy Statement/Prospectus or such Other Filing (or any amendment thereof or supplement thereto) is first made publicly available to the shareholders of Parent, (C) the time of the Parent Shareholders’ Meeting, and (D) the time of the Company Shareholders’ Meeting will comply as to form in all material respects with the applicable requirements of the Securities Act, the Exchange Act and other applicable Law.

Section 4.8.2 The Registration Statement, Joint Proxy Statement/Prospectus or any Other Filing, or amendments or supplements thereto, insofar as it reflects information supplied by or on behalf of Parent for use therein, at (A) the time the Registration Statement is declared effective, (B) the time the Joint Proxy Statement/Prospectus or such Other Filing (or any amendment thereof or supplement thereto) is first made publicly available to the shareholders of Parent and (C) the time of the Parent Shareholders’ Meeting will not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading.

Section 4.8.3 The representations and warranties contained in this Section 4.8 will not apply to the failure of the Registration Statement, Joint Proxy Statement/Prospectus or any Other Filing to comply as to form as a result of, or statements or omissions included therein based upon, information supplied to Parent by or on behalf of the Company.

Section 4.9 Absence of Certain Changes or Events.

Since December 31, 2011, except as (A) disclosed in the Parent SEC Filings filed after December 31, 2011 and prior to the date of this Agreement (but disregarding disclosures contained under the heading “Risk Factors,” or disclosures set forth in any “forward-looking statements” disclaimer or any other statements that are similarly non-specific or cautionary, predictive or forward-looking in nature), or (B) contemplated by this Agreement, there has not been (i) a Parent Material Adverse Effect or (ii) any action taken by Parent or any Parent Subsidiary during the period from December 31, 2011 through the date of this Agreement that would have required the Company’s consent if Parent had been subject to Section 5.2 at such time.

Section 4.10 Employee Benefit Plans.

Section 4.10.1 Section 4.10.1 of the Parent Disclosure Schedule sets forth a true and complete list of each material Parent Benefit Plan. “Parent Benefit Plan” means each “employee benefit plan” as defined in

Section 3(3) of ERISA, and any other plan, policy, program, practice, agreement, understanding or arrangement (whether written or oral) providing compensation or other benefits to any current or former director, officer, employee or consultant of Parent or any Parent Subsidiary (or to any dependent or beneficiary thereof), which is maintained, sponsored or contributed to by Parent or any Parent Subsidiary, or under which Parent or any Parent Subsidiary has any actual or contingent obligation or liability, including all incentive, bonus, deferred compensation, cafeteria, medical, disability, severance, stock purchase or equity based compensation plans, policies or programs.

Section 4.10.2 Parent has delivered or made available to the Company true and complete copies of (A) each Parent Benefit Plan; (B) any amendments thereto; (C) the related summary plan description (together with all summaries of material modifications) and prospectus, if any; (D) each related trust or custodial agreement; (E) each deposit administration, group annuity, insurance or other funding agreement associated with each Parent Benefit Plan; (F) the most recent actuarial report, including FASB reports relating to post-employment benefits; and (G) the most recent 5500 annual return for any Parent Benefit Plan that files such returns.

Section 4.10.3 Each Parent Benefit Plan has been administered in all material respects in accordance with its terms and all applicable Laws, including ERISA and the Code. With respect to the Parent Benefit Plans, no event has occurred and, to the knowledge of Parent, there exists no condition or set of circumstances in connection with which Parent or any Parent Subsidiary could be subject to any material liability (other than for routine benefit liabilities) under the terms of, or with respect to, such Parent Benefit Plans, ERISA, the Code or any other Law applicable to such Parent Benefit Plans.

Section 4.10.4 Each Parent Benefit Plan which is intended to qualify under Section 401(a) of the Code has received a favorable determination letter or notification, advisory or opinion letter, as applicable, from the IRS as to its qualified status and, to Parent’s knowledge, no fact or event has occurred that could reasonably be expected to adversely affect the qualified status of any such Parent Benefit Plan. There has been no prohibited transaction (within the meaning of Section 406 of ERISA or Section 4975 of the Code, other than a transaction that is exempt under a statutory or administrative exemption) with respect to any Parent Benefit Plan that could result in material liability to Parent. No suit, administrative proceeding, action or other litigation has been brought, or to the knowledge of Parent, is threatened against or with respect to any Parent Benefit Plan, including any audit or inquiry by the IRS or United States Department of Labor (other than routine benefits claims).

Section 4.10.5 No Parent Benefit Plan is a multiemployer pension plan (as defined in Section 3(37) of ERISA). Neither Parent nor any Parent Subsidiary has incurred any liability under Title IV of ERISA which has not been satisfied in full. To Parent’s knowledge, no event has occurred, and no condition or circumstance exists that, alone or together with any other event, condition or circumstance, would reasonably be expected to result in any liability under Title IV of ERISA being imposed upon Parent or any Parent Subsidiary.

Section 4.10.6 Parent has no material unfunded liabilities in connection with any of the Parent Benefit Plans. All material contributions, premium payments and other payments due from Parent or any Parent Subsidiary to or under the Parent Benefit Plans have been paid or deposited, as applicable, in a timely manner.

Section 4.10.7 Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated by this Agreement will, alone or in connection with any other event (including any termination of employment or service), (A) result in any payment or benefit becoming due under any Parent Benefit Plan, (B) increase any payments or benefits otherwise payable under any Parent Benefit Plan, (C) result in the acceleration of the time of payment or vesting of any payments or benefits under any Parent Benefit Plan to any extent, or (D) result in the forgiveness in whole or in part of any outstanding loans made by Parent or any Parent Subsidiary to any person.

Section 4.11 Labor and Other Employment Matters.

Except as has not had, individually or in the aggregate, a Parent Material Adverse Effect, each of Parent and each Parent Subsidiary is in compliance with all applicable Laws respecting labor, employment, fair employment practices, terms and conditions of employment, workers’ compensation, occupational safety, plant closings, and wages and hours. Neither Parent nor any Parent Subsidiary is, or has been within the past ten (10) years, a party to a collective bargaining agreement and no labor union has been certified to represent any employee or Parent or any Parent Subsidiary, or has applied to represent or is attempting to organize so as to represent such employees. There is no pending or, to the knowledge of Parent, threatened work stoppage, slowdown or labor strike against Parent or any Parent Subsidiary.

Section 4.12 Material Contracts.

Section 4.12.1 Except for contracts set forth on the “Exhibit Index” included in Parent’s Form 10-K for the year ended December 31, 2011 or the Parent SEC Filings subsequently filed, as of the date of this Agreement, neither Parent nor any Parent Subsidiary, nor any of their respective assets, properties, businesses or operations is a party to, bound or affected by, or receives benefits under any Contract which is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC) (a “Parent Material Contract”).

Section 4.12.2 Each Parent Material Contract is in full force and effect and legally valid, binding and enforceable in accordance with its terms in all material respects on Parent and each Parent Subsidiary party thereto and, to Parent’s knowledge, each other party thereto, except as enforceability may be limited by bankruptcy, insolvency, reorganization, preference, fraudulent transfer, moratorium or other similar laws relating to or affecting the rights and remedies of creditors and by general principles of equity regardless of whether considered in a proceeding in equity or at Law. Except as has not had, individually or in the aggregate, a Parent Material Adverse Effect, Parent and each Parent Subsidiary has performed all obligations required to be performed by it under each Parent Material Contract. To Parent’s knowledge, and except as has not had, individually or in the aggregate, a Parent Material Adverse Effect, each other party to each Parent Material Contract has performed all obligations required to be performed by it under such Parent Material Contract. None of Parent or any Parent Subsidiary has received written notice of any material violation or default under (or any condition which with the passage of time or the giving of notice would cause such a violation of or default under) any Parent Material Contract, except for violations or defaults that have not had, individually or in the aggregate, a Parent Material Adverse Effect.

Section 4.13 Agreements with Bank Regulators.

Neither Parent nor any Parent Subsidiary is subject to any cease-and-desist order or other order issued by, or is a party to any written agreement, consent agreement or memorandum of understanding with, or a party to any commitment letter, board resolution required to be submitted to a regulatory authority or similar undertaking to, or is subject to any Government Order which restricts the conduct of its business, or in any manner relates to its capital adequacy, its credit or reserve policies, its dividends or its management, nor has Parent been advised by any Governmental Authority that it is contemplating issuing or requesting (or is considering the appropriateness of issuing or requesting) any such order, decree, agreement, memorandum of understanding, extraordinary supervisory letter, commitment letter or similar submission. Neither Parent nor any Parent Subsidiary is required by Section 32 of the Federal Deposit Insurance Act or FDIC Regulations Part 359 or by the Federal Reserve to give prior notice to a Federal banking agency of the proposed addition of an individual to its board of directors or the employment of an individual as a senior executive officer or to limit golden parachute payments or indemnification.

Section 4.14 Litigation.

Section 4.14.1 As of the date of this Agreement, there is no Litigation pending or, to the knowledge of Parent, threatened, nor, to the knowledge of Parent, is there any investigation pending, in each case, against

Parent or any Parent Subsidiary, and none of Parent or any Parent Subsidiary is subject to any outstanding judgment, order, writ, injunction or decree, in each case, which has had, individually or in the aggregate, a Parent Material Adverse Effect.

Section 4.14.2 Section 4.14 of the Parent Disclosure Schedule sets forth a list of all Litigation as of the date of this Agreement (a) to which Parent or any Parent Subsidiary is a party, (b) which names Parent or a Parent Subsidiary as a defendant or cross-defendant, and (c) involves a claim against Parent or a Parent Subsidiary for damages in excess of $500,000 or for injunctive or other similar equitable relief. Section 4.14.2 of the Parent Disclosure Schedule sets forth a list of all outstanding judgments, orders, writs, injunctions or decrees as of the date of this Agreement to which Parent or any Parent Subsidiary or any of their Assets is subject.

Section 4.15 Environmental Matters.

Except as has not had, individually or in the aggregate, a Parent Material Adverse Effect:

Section 4.15.1 Each of Parent and each Parent Subsidiary is and has been for the past five years in compliance with applicable Environmental Laws and hold all Environmental Permits necessary to conduct their current operations.

Section 4.15.2 None of Parent or any Parent Subsidiary has entered into or agreed to any consent decree or order or is subject to any judgment, decree or judicial order relating to compliance with or Liability under Environmental Laws, Environmental Permits or the investigation, sampling, monitoring, treatment, remediation, removal or cleanup of or exposure to Hazardous Materials and no investigation, Litigation or other proceeding is pending or, to the knowledge of Parent, threatened in writing with respect thereto.

Section 4.15.3 To the knowledge of Parent, there is currently no contamination from Hazardous Materials on any real property currently or previously owned, leased or operated by Parent or any Parent Subsidiary, including any real property that Parent or any Parent Subsidiary is the beneficial owner of as trustee, that requires cleanup, remediation or any other type of response action by Parent or any Parent Subsidiary pursuant to any Environmental Law or contractual obligation.

Section 4.16 Intellectual Property.

Except for matters that, individually or in the aggregate, have not had a Parent Material Adverse Effect, (A) each of Parent and the Parent Subsidiaries owns or possesses valid rights to use all Intellectual Property necessary to conduct the business of Parent and the Parent Subsidiaries as is currently conducted, and (B) (i) during the past two years, Parent has not received any written complaint, demand or notice alleging that Parent or any Parent Subsidiary has infringed upon or misappropriated any Intellectual Property right of any third party in connection with the operation of their business, there is no suit, claim, action or proceeding pending or, to the knowledge of Parent, threatened alleging that Parent or any Parent Subsidiary has infringed upon or misappropriated any Intellectual Property right of any third party in connection with the operation of their business, and (ii) to Parent’s knowledge, no third party is currently infringing or misappropriating Intellectual Property owned by Parent or any Parent Subsidiary.

Section 4.17 Assets and Properties.

Each of Parent and the Parent Subsidiaries has good (and with respect to real estate, marketable) title to, or a valid leasehold interest in, as applicable, all of its owned or leased real property (including all rights, title, privileges and appurtenances pertaining or relating thereto) free and clear of any and all liens, except for Permitted Liens and for liens, defects or failures to be in full force and effect which do not in the aggregate materially detract from the value of such property or assets or materially impair the use thereof in the operation of the business of Parent or any Company Subsidiary. Each of Parent and the Parent Subsidiaries has title to, or a valid leasehold interest in, as applicable, all personal property used in their respective businesses free and clear of any and all liens, except for liens, defects in title or failures to be in full force and effect which have not had, individually or in the aggregate, a Parent Material Adverse Effect and except for Permitted Liens. Such personal property and owned or leased property are in good operating condition and repair, ordinary wear and tear and commercially reasonable deferred maintenance excepted, and except for such failures to be in good operating condition and repair which would not reasonably be expected to materially impair the use thereof in the operation of the business of Parent or any Parent Subsidiary. Neither Parent nor any Parent Subsidiary owns any real estate, except (i) real estate acquired through foreclosure or deed in lieu of foreclosure and (ii) real estate used for its headquarters or banking operations.

Section 4.18 Taxes.

Section 4.18.1 Parent and each Parent Subsidiary has timely filed with the appropriate taxing authority all Tax Returns required to be filed, taking into account any extensions of time within which to file such Tax Returns, and all such Tax Returns were complete and correct, subject in each case to such exceptions as have not had, individually or in the aggregate, a Parent Material Adverse Effect. Parent and each Parent Subsidiary has timely paid (or Parent has paid on each such Parent Subsidiary’s behalf) all Taxes due and owing, and, in accordance with GAAP, the most recent financial statements contained in the Parent SEC Filings reflect an adequate reserve (excluding any reserve for deferred Taxes) for all Taxes payable by Parent and each Parent Subsidiary for all taxable periods and portions thereof through the date of such financial statement, in each case except as, individually or in the aggregate, has not had, a Parent Material Adverse Effect.

Section 4.18.2 To the knowledge of Parent: (A) there are no audits or other proceedings pending with regard to any Taxes or Tax Returns of Parent or any Parent Subsidiary; (B) neither Parent nor any Parent Subsidiary has received a written notice or announcement of any audits or proceedings subject to such exceptions as have not had, individually or in the aggregate, a Parent Material Adverse Effect; and (C) neither Parent nor any Parent Subsidiary has waived any statute of limitations with respect to Taxes or agreed to any extension of time with respect to any Tax assessment or deficiency for any open tax year. Each assessed deficiency resulting from any audit or examination relating to Taxes by any Governmental Authority has been timely paid and there is no assessed deficiency, refund litigation, proposed adjustment or matter in controversy with respect to any Taxes due and owing by Parent or any Parent Subsidiary except as has not had, individually or in the aggregate a Company Material Adverse Effect.

Section 4.18.3 There are no Tax liens upon any property or assets of Parent or any Parent Subsidiary except liens for current Taxes not yet due and payable.

Section 4.18.4 Neither Parent nor any Parent Subsidiary (A) has ever been a member of an affiliated, combined, consolidated or unitary Tax group for purposes of filing any Tax Return, other than, for purposes of filing affiliated, combined, consolidated or unitary Tax Returns, a group of which Parent was the common parent, (B) has any liability for Taxes of any person under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or foreign Law), or (C) is a party to or bound by any Tax sharing or allocation agreement or has any other current or potential contractual obligation to indemnify any other person with respect to Taxes.

Section 4.18.5 Except as has not had, individually or in the aggregate, a Parent Material Adverse Effect, Parent and each Parent Subsidiary has complied with all applicable Laws relating to the payment and withholding of Taxes (including withholding of Taxes pursuant to Sections 1441, 1442, 3121 and 3402 of the Code or similar provisions under any Federal, state, local or foreign Laws) and has, within the time and the manner prescribed by applicable Law, withheld from and paid over to the proper Governmental Authority all amounts required to be so withheld and paid over under applicable Law.

Section 4.18.6 Within the two-year period ending on the Effective Time, neither Parent nor any Parent Subsidiary has constituted either a “distributing corporation” or a “controlled corporation” as such terms are defined in Section 355 of the Code in a distribution of stock qualifying or intended to qualify for tax-free treatment (in whole or in part) under Section 355(a) or 361 of the Code.

Section 4.18.7 No claim that has not been resolved has ever been made by any Governmental Authority in a jurisdiction where Parent or any Parent Subsidiary does not file a Tax Return that it is, or may be, subject to an amount of Tax by that jurisdiction that, individually or in the aggregate, has had a Parent Material Adverse Effect.

Section 4.18.8 Neither Parent nor any Parent Subsidiary is or has been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code.

Section 4.18.9 Neither Parent nor any Parent Subsidiary will be required to include in a taxable period ending after the Effective Time taxable income attributable to income that accrued in a prior taxable period but was not recognized in any prior taxable period as a result of the installment method of accounting, the long-term contract method of accounting, the cash method of accounting or Section 481 of the Code or comparable provisions of state, local or foreign Tax Law, or any other change in method of accounting.

Section 4.18.10 Neither Parent nor any Parent Subsidiary has participated in any “listed transaction” as defined in Treasury Regulation Section 1.6011-4.

Section 4.19 Vote Required.

The affirmative vote of the holders of majority of the voting power of the outstanding shares of Parent Common Stock on the matter (the “Required Parent Shareholders”) is necessary to approve this Agreement and the affirmative vote of a majority of the votes cast on the matter is necessary to approve the issuance of the shares of Parent Common Stock in accordance with Article 2 (the “Majority Parent Shareholders”).

Section 4.20 Brokers.

No broker, investment banker, financial advisor or other person (other than RBC Capital Markets, LLC) is entitled to any brokerage, finder’s, financial advisor’s or other similar fee or commission in connection with the Merger or any transaction contemplated by this Agreement based upon arrangements made by or on behalf of Parent or any of its affiliates.

Section 4.21 Financing.

As of the Closing, Parent shall have available cash sufficient to consummate the transactions contemplated by this Agreement, including the Merger and the TARP Purchase (if applicable).

Section 4.22 Tax Matters.

Neither Parent nor any Parent Subsidiary or, to the knowledge of Parent, any of Parent’s affiliates has taken or agreed to take any action that would prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code. Parent is not aware of any agreement, plan or other circumstances that would prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code.

Section 4.23 Ownership of Company Common Stock.

None of Parent nor any Parent Subsidiary owns (directly or indirectly, beneficially or of record, except on behalf of their customers) or is a party to any agreement, arrangement or understanding for the purpose of acquiring, holding, voting or disposing of, in each case, any shares of capital stock of the Company (other than shares held in trust accounts or otherwise held for or on behalf of third parties in a fiduciary, custodian or similar capacity where none of Parent or the Parent Subsidiaries is the beneficial owner).

Section 4.24 Opinion of Financial Advisor.

Parent has received the opinion of RBC Capital Markets, LLC, dated the date of this Agreement, to the effect that, as of such date, the Exchange Ratio pursuant to this Agreement is fair, from a financial point of view, to Parent.

Section 4.25 Investigation by Parent; Limitation on Warranties.

Parent has conducted its own independent review and analysis of the business, operations, assets, liabilities, results of operations, financial condition, technology and prospects of the Company and the Company Subsidiaries and acknowledges that Parent has been provided access to personnel, properties, premises and records of the Company and the Company Subsidiaries for such purposes. In entering into this Agreement, except as expressly provided herein, Parent has relied solely upon its independent investigation and analysis of the Company and the Company Subsidiaries and Parent acknowledges and agrees that it has not been induced by and has not relied upon any representations, warranties or statements, whether express or implied, made by the Company, any Company Subsidiaries, or any of their respective directors, officers, shareholders, employees, affiliates, agents, advisors or representatives that are not expressly set forth in this Agreement, whether or not such representations, warranties or statements were made in writing or orally.

Article 5.

COVENANTS

Section 5.1 Conduct of Business by the Company Pending the Closing.

The Company agrees that, between the date of this Agreement and the Effective Time, except as set forth in Section 5.1 of the Company Disclosure Schedule, as permitted or contemplated by any other provision of this Agreement or as required by applicable Law or the regulations or requirements of the Nasdaq, unless Parent shall otherwise agree in writing (which shall not be unreasonably withheld or delayed), the Company will, and will cause each Company Subsidiary to, (A) conduct its operations in the ordinary course of business substantially consistent with past practice and (B) use its reasonable best efforts to preserve substantially intact its business organization, goodwill and present relationships with its material customers, material suppliers, key employees and regulatory authorities. Without limiting the foregoing, except as set forth in Section 5.1 of the Company Disclosure Schedule, as permitted or contemplated by any other provision of this Agreement or as required by applicable Law, a Governmental Authority or the regulations or requirements of Nasdaq, the Company shall not, and shall not permit any Company Subsidiary to, between the date of this Agreement and the Effective Time, directly or indirectly, do, or agree to do, any of the following without the prior written consent of Parent (which consent shall not be unreasonably withheld or delayed):

Section 5.1.1 amend its articles of incorporation or bylaws or equivalent organizational documents;

Section 5.1.2 issue or authorize the issuance of any shares of capital stock of, or other Equity Interests in, the Company or securities convertible or exchangeable or exercisable for any shares of such capital stock or other Equity Interests, or any options, warrants or other rights of any kind to acquire any shares of such capital stock or other Equity Interests or such convertible or exchangeable securities of the Company, other than the issuance of Company Common Stock in connection with salary stock arrangements in effect on the date of this Agreement (which may be continued at their current levels through the Effective Time at the Company’s sole discretion), or upon the exercise of Company Options or warrants outstanding on the date hereof (including the TARP Warrant) or the settlement of Company RSUs outstanding on the date hereof;

Section 5.1.3 sell, pledge, dispose of, transfer, lease, license, guarantee or encumber, or authorize the sale, pledge, disposition, transfer, lease, license, guarantee or encumbrance of, any material property or assets of the Company or any Company Subsidiary, except in the ordinary course of business;

Section 5.1.4 declare, set aside, make or pay any dividend or other distribution (whether payable in cash, stock, property or a combination thereof) with respect to any of its common stock (other than dividends paid by a wholly owned Company Subsidiary to the Company or to any other wholly owned Company Subsidiary) or enter into any agreement with respect to the voting of its capital stock;

Section 5.1.5 other than in the case of a wholly owned Company Subsidiary, reclassify, combine, split, subdivide or redeem, purchase or otherwise acquire, directly or indirectly (other than cashless exercises of Company Options or the TARP Warrant or repurchases of Company Restricted Stock or shares issued upon vesting and settlement of Company RSUs), any of its capital stock, other Equity Interests or other securities;

Section 5.1.6 acquire (including by merger, consolidation, or acquisition of stock or assets) any Equity Interest in any person or all or substantially all of the assets of any person, other than incident to foreclosures in connection with debts previously contracted in good faith;

Section 5.1.7 make any change in accounting policies or procedures, except as required by GAAP or Governmental Authority;

Section 5.1.8 take any action that would prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code;

Section 5.1.9 take any action that would be reasonably likely to delay the effectiveness of the Registration Statement;

Section 5.1.10 make, change or rescind any Tax election, change a Tax accounting period, adopt or change any Tax accounting method, file any amended Tax Return, enter into any Tax closing agreement, settle any Tax claim or assessment relating to the Company or any Company Subsidiaries, surrender any right to claim a refund of Taxes, consent to extension or waiver of the statute of limitations applicable to any Tax, or take any similar action;

Section 5.1.11 settle or compromise any pending or threatened suit, action or claim (i) relating to the transactions contemplated hereby, (ii) that places any material prohibitions or restrictions on the business or operations of the Company or any Company Subsidiary, or (iii) would require payment by the Company or any Company Subsidiary of an amount greater than $200,000, in the aggregate, per suit, action or claim in excess of applicable insurance coverage or specific loss reserves reflected on the balance sheet of the Company included in the Quarterly Report on Form 10-Q of the Company for the quarter ended June 30, 2012, as filed with the SEC on August 6, 2012;

Section 5.1.12 (A) incur, assume or prepay (provided that such prepayment triggers a penalty, additional cost or expense or loss to the Company or any Company Subsidiary) any long-term or short-term debt or issue any debt securities except for borrowings or prepayments under existing lines of credit or in the ordinary course of business and refinancing of existing indebtedness (it being understood that incurrence or prepayment of indebtedness in the ordinary course of business of the Company Bank includes deposits, FHLB borrowings, repurchase agreements and similar liabilities in the ordinary course of the Company Bank’s business consistent with past practice); or (B) assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for any material obligations of any other person, except for obligations of the Company or any wholly owned Company Subsidiary incurred in compliance with clause (A);

Section 5.1.13 (A) except as may be required by Law or by the terms of such Company Benefit Plan as in existence on the date hereof, enter into (other than renewals of existing Company Benefit Plans in the ordinary course of business and consistent with past practice that do not result in material increased cost or liability to the Company or any Company Subsidiary), adopt, amend (except to comply with, conform to or secure an exemption from the requirements of Section 409A of the Code, but only to the extent that such Section 409A-related actions do not result in increased cost or liability to the Company or any Company Subsidiary (or Parent or any Parent Subsidiary following the Effective Time), other than immaterial administrative costs in connection with the taking of such actions or terminate any Company Benefit Plan, or change any actuarial assumptions related thereto; (B) increase in any manner the compensation or benefits of any current or former director, employee or consultant, except (i) for normal increases in the ordinary course of business consistent with past practice that do not exceed, in the aggregate on an annualized basis, 2.3% of the Company’s compensation and benefits costs for the twelve month period prior to the date of this Agreement or (ii) as required under any existing Company Benefit Plan; (C) accelerate, amend or change the period of exercisability or vesting of any award under any Company Stock Plan, or authorize cash payments in exchange for any such award; (D) establish, adopt or enter into any collective bargaining agreement or other contract or work rule or practice with any labor union or organization; (E) fund (or agree to fund) any compensation or benefits under any Company Benefit Plan, including through a “rabbi” or similar trust; or (F) hire (or agree to hire) any employee who would have an annual base salary in excess of $120,000; provided, however, that all compensation and benefits shall be subject to the limitations resulting from, and shall be in compliance with applicable Law, including those limits imposed due to the ownership of the TARP Preferred Stock by UST;

Section 5.1.14 (i) except in the ordinary course of business, enter into, modify, amend or terminate any Company Material Contract or waive, release, compromise or assign any material rights or claims, or (ii) enter into, modify or amend any Contract of the sort specified in Section 3.12(c) or (f);

Section 5.1.15 enter into any material new line of business or change in any material respect its lending, investment, risk and asset liability management, interest rate or fee pricing with respect to depository accounts, hedging and other material banking or operating policies, except in the ordinary course of business consistent with past practice or as required by Law or a Governmental Authority;

Section 5.1.16 make, or commit to make, any capital expenditures not provided for in the capital expenditure budget previously disclosed to Parent and in excess of $100,000 individually or $500,000 in the aggregate;

Section 5.1.17 except as required by Law or applicable regulatory authorities, make any material changes in its policies and practices with respect to underwriting, pricing, originating, acquiring, selling, servicing, or buying or selling rights to service loans;

Section 5.1.18 make a loan in material violation of, or otherwise fail to comply in all material respects with, the underwriting and credit policies of the Company and the Company Subsidiaries as they are in effect as of the date hereof;

Section 5.1.19 restructure or materially change its investment securities portfolio or its gap position, through purchases, sales or otherwise, or its policies with respect to the classification or reporting of such portfolios; or

Section 5.1.20 authorize or enter into any agreement or otherwise make any commitment to do any of the foregoing.

Section 5.2 Conduct of Business by Parent Pending the Closing.

Parent agrees that, between the date of this Agreement and the Effective Time, except as set forth in Section 5.2 of the Parent Disclosure Schedule, as permitted or contemplated by any other provision of this Agreement or as required by applicable Law or the regulations or requirements of the Nasdaq, unless the Company shall otherwise agree in writing (which shall not be unreasonably withheld or delayed), Parent will, and will cause each Parent Subsidiary to, (A) conduct its operations in the ordinary course of business substantially consistent with past practice and (B) use its reasonable best efforts to preserve substantially intact its business organization, goodwill and present relationships with its material customers, material suppliers, key employees and regulatory authorities. Without limiting the foregoing, except as set forth in Section 5.2 of the Parent Disclosure Schedule, as permitted or contemplated by any other provision of this Agreement or as required by applicable Law or the regulations or requirements of the Nasdaq, Parent shall not, and shall not permit any Parent Subsidiary to, between the date of this Agreement and the Effective Time, directly or indirectly, do, or agree to do, any of the following without the prior written consent of the Company (which consent shall not be unreasonably withheld or delayed):

Section 5.2.1 amend its articles of incorporation or bylaws or equivalent organizational documents;

Section 5.2.2 issue or authorize the issuance of any shares of Parent Common Stock or securities convertible or exchangeable or exercisable for any shares of Parent Common Stock, or any options, warrants or other rights of any kind to acquire any shares of Parent Common Stock, other than (a) the authorization or issuance of Parent Common Stock or securities convertible or exchangeable or exercisable for any shares of Parent Common Stock, or any options, warrants or other rights of any kind to acquire any shares of Parent Common Stock to the employees or directors of Parent or the Parent Subsidiaries in connection with compensation and benefits arrangements, including in connection with salary stock arrangements in effect on the date of this Agreement (which may be continued at their current levels through the Effective Time at Parent’s sole discretion), (b) without limiting the generality of the preceding clause, the authorization or issuance of Parent Common Stock upon the exercise of Parent Options or warrants outstanding on the date hereof (including the TARP Warrant), (c) the authorization or issuance of Parent Common Stock as may be necessary or desirable to obtain the consent or approval of any Governmental Authority with respect to the Merger and the transactions contemplated hereby, or as may be otherwise necessary or desirable to maintain an appropriate amount of regulatory capital in connection with the consummation of the Merger and the transactions contemplated hereby, (d) the authorization or issuance of Parent Common Stock in accordance with the provisions of Article II in connection with the consummation of the Merger, and (e) to the extent permitted under Section 5.2.6;

Section 5.2.3 sell, pledge, dispose of, transfer, lease, license, guarantee or encumber, or authorize the sale, pledge, disposition, transfer, lease, license, guarantee or encumbrance of, any material property or assets of Parent or any Parent Subsidiary, except in the ordinary course of business;

Section 5.2.4 declare, set aside, make or pay any dividend or other distribution (whether payable in cash, stock, property or a combination thereof), with respect to any of its capital stock other than (A) dividends paid by a wholly owned Parent Subsidiary to Parent or any other wholly owned Parent Subsidiary or (B) quarterly dividends at or below the rate paid to shareholders in 2011;

Section 5.2.5 other than in the case of a wholly owned Parent Subsidiary, reclassify, combine, split, subdivide or redeem, purchase or otherwise acquire, directly or indirectly (other than cashless exercise of Parent Options), any of its capital stock, other Equity Interests or other securities;

Section 5.2.6 acquire (including, without limitation, by merger, consolidation, or acquisition of stock or assets) any interest in any person or any assets in any transaction that would require the approval of a Banking Authority, other than acquisitions pursuant to which the consideration to be paid by the Parent and the Parent Subsidiaries therefor, in the aggregate, is less than $250,000,000 (in cash or securities of Parent) that would not reasonably be expected to impede or delay the receipt of any Necessary Governmental Approval in any material respect;

Section 5.2.7 take any action that would prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code;

Section 5.2.8 take any action that would be reasonably likely to materially delay the effectiveness of the Registration Statement;

Section 5.2.9 settle or compromise any pending or threatened suit, action or claim relating to the transactions contemplated hereby;

Section 5.2.10 (A) incur, assume or prepay any long-term or short-term debt or issue any debt securities, except for borrowings or prepayments under existing lines of credit or in the ordinary course of business and refinancing of existing indebtedness (it being understood that incurrence or prepayment of indebtedness in the ordinary course of business of Parent Bank includes deposits, FHLB borrowings, repurchase agreements and similar liabilities in the ordinary course of Parent Bank’s business consistent with past practice) and except for borrowings solely for the purpose of satisfying Parent’s obligations under Sections 2.1.5 and 5.19; or (B) assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for any material obligations of any other person, except for obligations of Parent or any wholly owned Parent Subsidiary incurred in compliance with clause (A);

Section 5.2.11 make, change or rescind any Tax election, change a Tax accounting period, adopt or change any Tax accounting method, file any amended Tax Return, enter into any Tax closing agreement, settle any Tax claim or assessment relating to the Parent or any Parent Subsidiaries, surrender any right to claim a refund of Taxes, consent to extension or waiver of the statute of limitations applicable to any Tax, or take any similar action, except in each case for any such actions that would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, taking into account the relative benefits of taking any such action; or

Section 5.2.12 authorize or enter into any agreement or otherwise make any commitment to do any of the foregoing.

Section 5.3 Cooperation.

Section 5.3.1 The Company and Parent shall, and shall cause Company Bank and Parent Bank to, coordinate and cooperate in connection with (A) the preparation of the Registration Statement, Joint Proxy Statement/Prospectus and any Other Filings, including applications to be submitted by Parent to the applicable Governmental Authorities for approval of the Merger and the other transactions contemplated hereby, (B) determining whether any action by or in respect of, or filing with, any Governmental Authority is required, or any actions, consents, approvals or waivers are required to be obtained from parties to any Company Material Contracts or Parent Material Contracts, in connection with the consummation of the Merger and (C) seeking to obtain any such actions, consents, approvals or waivers or making any such filings required in connection therewith or with the Registration Statement, Joint Proxy Statement/Prospectus or any Other Filing, and all applications and requests to the applicable Banking Authorities, and the Department of Justice, required or deemed by Parent or the Company to be advisable in connection with the transactions contemplated hereby; provided, however, that except as expressly provided in Article 6, no such actions, consents, approvals, waivers or filings shall constitute conditions to Closing.

Section 5.3.2 The Company shall cooperate with Parent, its Subsidiaries and representatives to facilitate the conversion of the Company’s and its Subsidiaries’ systems and internal controls, to train the employees of the Company’s and its Subsidiaries’ employees in the policies, methods and practices utilized by Parent and its Subsidiaries.

Section 5.4 Registration Statement; Joint Proxy Statement/Prospectus.

Section 5.4.1 As promptly as practicable after the execution of this Agreement, the Company and Parent shall prepare and file with the SEC a registration statement on Form S-4 (together with all amendments thereto, the “Registration Statement”), which shall include a prospectus in connection with the issuance of shares of Parent Common Stock to the shareholders of the Company pursuant to the Merger, and a joint proxy statement relating to the Company Shareholders’ Meeting and the Parent Shareholders’ Meeting (the “Joint Proxy Statement/Prospectus”) (it

being understood that Parent shall file the Registration Statement with the SEC, and each of Parent and the Company shall file the Joint Proxy Statement/Prospectus). In connection therewith, each of the Company and Parent shall reasonably cooperate and shall cause their respective independent registered public accountants to cooperate with the other party and its independent registered public accountant, in connection with the preparation of the Registration Statement and Joint Proxy Statement/Prospectus, including with respect to the preparation of the pro forma and other financial information required to be included therein, or in any Current Report on Form 8-K or Exchange Act report or filing by Parent, including any registration statement filed by Parent, including by providing consents and customary comfort letters reasonably requested by Parent. In addition, each of the Company and Parent shall prepare and file with the SEC any Other Filings as and when required or requested by the SEC. Each of the Company and Parent will use reasonable best efforts to respond to any comments made by the SEC with respect to the Registration Statement, Joint Proxy Statement/Prospectus and any Other Filings, and to cause the Registration Statement to become effective as promptly as practicable. Prior to the effective date of the Registration Statement, Parent shall use reasonable best efforts to take all or any action required under any applicable federal or state securities Laws in connection with the issuance of shares of Parent Common Stock in the Merger. Each of the Company and Parent shall furnish, or cause to be furnished, all information concerning it and the holders of its capital stock as the other party may reasonably request in connection with such actions and the preparation of the Registration Statement, Joint Proxy Statement/Prospectus and any Other Filings. Subject to Sections 5.5 and 5.7, as promptly as reasonably practicable, each of the Company and Parent shall mail the Joint Proxy Statement/Prospectus to its shareholders. Subject to Section 5.7 hereof, the Company Proxy Statement shall include the recommendation of the Company Board that approval of this Agreement by the Company’s shareholders is advisable and that the Company Board has determined that the Merger is fair to and in the best interests of the Company’s shareholders (the “Company Recommendation”). The Joint Proxy Statement/Prospectus shall also include the recommendation of the board of directors of Parent (the “Parent Board”) that Parent’s shareholders approve the Merger and the issuance of shares of Parent Common Stock in accordance with Article 2 (the “Parent Recommendation”).

Section 5.4.2 Subject to Section 5.7 and other than pursuant to Rule 425 of the Securities Act or Rule 14a-12 of the Exchange Act with respect to releases made in compliance with Section 5.11 of this Agreement, no amendment or supplement to Joint Proxy Statement/Prospectus or any Other Filings, nor any response to any comments or inquiry from the SEC, will be made by the Company or Parent without providing the other party with the opportunity to review and comment upon such response, giving due consideration to all reasonable additions, deletions or changes suggested in connection therewith. The Company and Parent each will advise the other promptly after it receives notice of the time when the Registration Statement has become effective or any supplement or amendment has been filed, of the issuance of any stop order, the suspension of the qualification of the Parent Common Stock issuable in connection with the Merger for offering or sale in any jurisdiction, or any request by the SEC for amendment of the Registration Statement, the Joint Proxy Statement/Prospectus or any Other Filings or comments thereon and responses thereto or requests by the SEC for additional information.

Section 5.4.3 The Company shall use reasonable best efforts to cause to be delivered to Parent a letter of Ernst & Young LLP, the Company’s independent public accountants, dated within two Business Days before the date on which the Registration Statement shall become effective, addressed to Parent, in form and substance reasonably satisfactory to Parent and customary in scope and substance for letters delivered by independent public accountants in connection with other registration statements that Parent may file.

Section 5.4.4 The Parent shall use reasonable best efforts to cause to be delivered to the Company a letter of Ernst & Young LLP, the Parent’s independent public accountants, dated within two Business Days before the date on which the Registration Statement shall become effective, addressed to the Company, in form and substance reasonably satisfactory to the Company and customary in scope and substance for letters delivered by independent public accountants in connection with other registration statements.

Section 5.4.5 The parties shall use their reasonable best efforts to cause their respective independent auditors to render any consent required by the SEC to include its report on the Company consolidated financial statements or the Parent consolidated financial statements, as the case may be, in the Registration Statement and to references to said accountants as experts in the Registration Statement with respect to the matters included in said report.

Section 5.4.6 Parent shall promptly inform the Company if, at any time prior to the Effective Time, any event or circumstance relating to Parent or any Parent Subsidiary, or any of their respective officers or directors, should be discovered by Parent that should be set forth in an amendment or a supplement to the Registration Statement Joint Proxy Statement/Prospectus or any Other Filing. The Company shall promptly inform Parent if, at any time prior to the Effective Time, any event or circumstance relating to the Company or any Company Subsidiary, or any of their respective officers or directors, should be discovered by the Company that should be set forth in an amendment or a supplement to the Registration Statement, Joint Proxy Statement/Prospectus or any Other Filing.

Section 5.5 Shareholders’ Meetings.

Section 5.5.1 Company Shareholders’ Meeting

Section 5.5.1.1 Subject to Section 5.5.1.2, the Company shall call and hold meetings of the holders of the Company Common Stock and of the holders of the TARP Preferred Stock (including any postponements or adjournments thereof, the “Company Shareholders’ Meetings”) as promptly as reasonably practicable after the effective date of the Registration Statement for the purpose of voting upon the approval of this Agreement; provided however, that the holders of TARP Preferred Stock may act by consent without a meeting to the extent permitted by Michigan Law. The Company Shareholders Meetings may be held at a single time or in a single place at the election of the Company. Notwithstanding anything to the contrary in the preceding sentence, at any time prior to any Company Shareholders’ Meeting and subject to compliance with Section 5.7, the Company may adjourn or postpone such Company Shareholders’ Meeting to the extent necessary (a) to respond to a Company Acquisition Proposal if the Company Board makes the determinations described in Section 5.7.2(ii)(A) and (C). Notwithstanding anything to the contrary in the first sentence of this Section 5.5.1.1, the Company shall not be required to hold the Company Shareholders’ Meetings if this Agreement is terminated before that meeting is held.

Section 5.5.1.2 The Company shall not be required to call and hold the Company Shareholders’ Meeting as provided in Section 5.5.1.1 until Parent has delivered to the Company either (i) one or more irrevocable consents from the Required TARP Preferred Holders approving this Agreement or (ii) a binding written agreement whereby the Parent has agreed with UST or other holders of TARP Preferred Stock to purchase all of the issued and outstanding shares of TARP Preferred Stock immediately prior to the Closing, in either case including an agreement by such TARP Preferred Stock holders that their shares of TARP Preferred Stock will not be (x) in the case of clause (i) sold, pledged, transferred or otherwise disposed of on or before the date of the Company’s Shareholders’ Meetings, and (y) in the case of clause (ii) sold, pledged, transferred or otherwise disposed of on or before the Effective Time, except to Parent (“TARP Purchase Agreement”). In the event that such irrevocable consents or TARP Purchase Agreement have not been provided on or before the date that is ninety days after the date of this Agreement, this Agreement shall be deemed to have been modified in accordance with Section 5.5.1.2 of the Company Disclosure Schedule. Parent agrees to vote any shares of TARP Preferred Stock purchased pursuant to the TARP Purchase Agreement in favor of approval of this Agreement.

Section 5.5.2 Parent shall call and hold a meeting of its shareholders (including any postponements or adjournments thereof, the “Parent Shareholders’ Meeting”) as promptly as reasonably practicable after the effective date of the Registration Statement for the purpose of obtaining the approvals described in Section 4.19. Notwithstanding anything to the contrary in the preceding sentence, at any time prior to the Parent Shareholders’ Meeting and subject to compliance with Section 5.8, Parent may adjourn or postpone the Parent Shareholders’ Meeting to the extent necessary to respond to a Parent Acquisition Proposal if the Parent Board makes the determinations described in Section 5.8.2(ii)(A) and (C). Notwithstanding anything to the contrary in the first sentence of this Section 5.5.2, Parent shall not be required to hold the Parent Shareholders’ Meeting if this Agreement is terminated before that meeting is held.

Section 5.6 Access to Information; Confidentiality.

Section 5.6.1 Except as otherwise required pursuant to any confidentiality agreement or similar agreement or arrangement to which the Company or any Company Subsidiary is a party, and subject to applicable Law, from the date of this Agreement to the Effective Time, the Company shall, and shall cause each Company Subsidiary to: (A) provide to Parent and its officers, directors, employees, accountants, consultants, legal counsel, advisors, agents and other representatives (collectively, “Parent Representatives”), upon reasonable prior notice to the Company, reasonable access during normal business hours to the officers of the Company and the Company Subsidiaries and to the books and records thereof and (B) furnish promptly such information concerning the business, properties, contracts, assets, liabilities, personnel and other aspects of the Company and the Company Subsidiaries as Parent or the Parent Representatives may reasonably request; provided, however, that any such access shall be conducted at a reasonable time, upon reasonable advance notice to the Company and in such a manner as not to interfere unreasonably with the operation of any business conducted by the Company or any Company Subsidiary; provided further, that the Company shall not be required to (or cause any Company Subsidiary to) so afford such access or furnish such information to the extent that doing so would result in the loss of attorney-client privilege.

Section 5.6.2 Except as otherwise required pursuant to any confidentiality agreement or similar agreement or arrangement to which Parent or any Parent Subsidiary is a party, and subject to applicable Law, from the date of this Agreement to the Effective Time, Parent shall, and shall cause each Parent Subsidiary to: (A) provide to the Company and its officers, directors, employees, accountants, consultants, legal counsel, advisors, agents and other representatives (collectively, “Company Representatives”), upon reasonable prior notice to Parent, reasonable access during normal business hours to the officers of Parent and the Parent Subsidiaries and to the books and records thereof and (B) furnish promptly such information concerning the business, properties, contracts, assets, liabilities, personnel and other aspects of Parent and the Parent Subsidiaries as the Company or the Company Representatives may reasonably request; provided, however, that any such access shall be conducted at a reasonable time, upon reasonable advance notice to Parent and in such a manner as not to interfere unreasonably with the operation of any business conducted by Parent or any Parent Subsidiary; provided further, that Parent shall not be required to (or cause any Parent Subsidiary to) so afford such access or furnish such information to the extent that doing so would result in the loss of attorney-client privilege.

Section 5.6.3 Within 20 Business Days following the date hereof, the Company will deliver to Parent a true and accurate copy of each Contract to which the Company or any Company Subsidiary, or any of their respective assets, properties, businesses or operations is a party to, or bound or affected by, or receives benefits under, and that: (a) prohibits or restricts the Company or any Company Subsidiary from soliciting any person for employment or hire, or (b) fits within the description set forth in the parenthetical in the last six lines of Section 3.12(f) and that were not included in Section 3.12 of the Company Disclosure Schedule.

Section 5.6.4 The Company shall provide Parent with the periodic reports set forth on Section 5.6.4 of the Company Disclosure Schedule.

Section 5.6.5 With respect to the information disclosed pursuant to this Section 5.6, the parties shall comply with, and cause their respective representatives to comply with, all of their obligations under the letter agreement, dated as of June 25, 2012, entered into by the Company and Parent (the “Confidentiality Agreement”).

Section 5.7 Company Acquisition Proposals.

Section 5.7.1 Subject to Section 5.7.2 and 5.7.4, the Company agrees that it shall not, nor shall it permit or authorize any Company Subsidiaries or any of its or their directors or officers to, and shall use its reasonable best efforts to cause any other Company Representative not to, directly or indirectly, take any action to

(A) solicit, initiate or encourage any Company Acquisition Proposal, (B) participate in any way in discussions or negotiations with, or furnish any non-public information to, any person with respect to an Company Acquisition Proposal other than the Merger, (C) withdraw or modify the Company Recommendation in a manner adverse to Parent, (D) other than the Merger, approve, recommend or take any public position (including any position communicated to shareholders of the Company or any other person, but not including communications made in internal discussions among the Company’s management and its advisors) other than “against” any Company Acquisition Proposal, or (E) enter into any agreement or letter of intent with respect to any Company Acquisition Proposal. Subject to Section 5.7.2(ii), on the date of this Agreement, the Company shall immediately cease and cause to be terminated any negotiations with any person (other than Parent) conducted theretofore by the Company, the Company Subsidiaries or any Company Representative with respect to any Company Acquisition Proposal, and shall promptly request the other parties thereto to promptly return or destroy subject to the terms of such agreement any confidential information previously furnished by the Company, the Company Subsidiaries or the Company Representatives thereunder.

Section 5.7.2 Notwithstanding anything to the contrary contained in Section 5.7.1, the Company or the Company Board, as applicable, shall be permitted to:

(i)	take and disclose to the Company’s shareholders a position with respect to any tender or exchange offer by a third party or amend or withdraw such a position complying with Rule 14d-9 and Rule 14e-2 promulgated under the Exchange Act in a manner consistent with its other obligations under this Section 5.7; or

(ii)	at any time prior to obtaining the approval of the Company Shareholders and holders of TARP Preferred Stock as described in Section 3.19, negotiate or otherwise engage in discussions with, and furnish nonpublic information to, any person in response to an unsolicited written Company Acquisition Proposal by such person, if (A) the Company Board determines in good faith after consultation with and advice from a financial advisor of nationally recognized reputation, that such proposal is reasonably likely to result in a Company Superior Proposal, (B) such person executes a confidentiality agreement no less favorable to the Company than the Confidentiality Agreement, (C) the Company Board determines in good faith after consultation with the Company’s outside legal counsel that the failure to engage in such negotiation or discussions or provide such information would be reasonably likely to violate the Company Board’s fiduciary duties under applicable Law, (D) the Company Board determines in good faith after consultation with the Company’s outside legal counsel that such proposal did not result from a breach of this Section 5.7, and (E) subject to providing twenty-four (24) hours’ prior written notice of its decision to take such action to Parent.

Section 5.7.3 The Company shall notify Parent in writing of the receipt of any Company Acquisition Proposal (including the material terms thereof and the identity of the person making it) as promptly as practicable (but in no case later than twenty-four (24) hours after its receipt); shall promptly (but in no case later than twenty-four (24) hours after its receipt) inform Parent regarding any material changes to the status, terms and details (including amendments or proposed amendments) of such Company Acquisition Proposal; and shall deliver to Parent concurrently with the delivery to such person or its representatives a copy of any non-public information as permitted by Section 5.7.2 which has not previously been delivered by the Company to Parent.

Section 5.7.4 Except as otherwise specifically permitted by this Section 5.7.4, neither the Company Board nor any committee thereof shall (1) withdraw or modify, or publicly propose to withdraw or modify, in a manner adverse to Parent, its recommendation of this Agreement and that its shareholders vote in favor of this Agreement, or (2) approve, recommend or take a public position with respect to, or publicly propose to approve, recommend or take a public position with respect to, any Company Acquisition Proposal. Notwithstanding the foregoing and provided that the Company has not breached this Section 5.7, prior to approval of this Agreement by the Required Company Shareholders and the Required TARP Preferred Holders, the Company Board shall be permitted (i) to make a Company Adverse Recommendation Change, (ii) to approve or recommend any

Company Superior Proposal, (iii) to take any action otherwise prohibited by Section 5.7.1 or the first sentence of this Section 5.7.4, or (iv) to terminate this Agreement in accordance with Section 7.1.7.1 below and in connection therewith enter into an agreement with respect to such Company Superior Proposal, but, (1) in the case of each of (ii), (iii) and (iv), only if (y) the Company has received a proposal which the Company Board determines in good faith after consultation with a financial advisor of nationally recognized reputation constitutes a Company Superior Proposal and (z) the Company Board determines in good faith, after consultation with the Company’s outside legal counsel, that the failure to take such action would be reasonably likely to violate the Company Board’s fiduciary duties under applicable Law; and (2) in the case of (i) if the Company Board determines in good faith after consultation with the Company’s outside legal counsel that failure to make a Company Adverse Recommendation Change would be reasonably likely to violate its fiduciary duties under applicable Law. Notwithstanding anything in this Section 5.7 to the contrary, the Company shall not exercise its right to terminate this Agreement under Section 7.1.7.1 unless (A) the Company shall have delivered to Parent a prior written notice, not less than five (5) Business Days prior to the time such action is intended to be taken, advising Parent that the Company or the Company Board intends to take such action with respect to a Company Superior Proposal, specifying in reasonable detail the material terms of the Company Superior Proposal, (B) the Company negotiates with Parent in good faith to make such adjustments to the terms and conditions of this Agreement, the Merger and the other transactions contemplated hereby as would enable the Company Board to determine that failing to take such actions referred to in clauses (i) – (iv) of the second sentence of this Section would not be reasonably likely to violate the Company Board’s fiduciary duties under applicable Law, and (C) on or before the fifth Business Day following receipt by Parent of such notice, and taking into account any revised proposal made by Parent since receipt of the notice referred to in clause (A) of this sentence, such Company Superior Proposal remains a Company Superior Proposal and the Company Board has again made the determinations referred to above; provided, however, that in the event that any such Company Acquisition Proposal is thereafter modified by the person making such Company Acquisition Proposal and the Company Board determines to exercise its right to terminate this Agreement under Section 7.1.7.1, the Company shall again comply with clauses (A) and (B) of this paragraph except that the five Business-Day period shall be reduced to three Business Days.

Section 5.8 Parent Acquisition Proposals.

Section 5.8.1 Subject to Section 5.8.2 and 5.8.4, the Parent agrees that it shall not, nor shall it permit or authorize any Parent Subsidiaries or any of its or their directors or officers to, and shall use its reasonable best efforts to cause any other Parent Representative not to, directly or indirectly, take any action to (A) solicit, initiate or encourage any Parent Acquisition Proposal, (B) participate in any way in discussions or negotiations with, or furnish any non-public information to, any person with respect to a Parent Acquisition Proposal other than the Merger, (C) withdraw or modify the Parent Recommendation in a manner adverse to the Company, (D) other than the Merger, approve, recommend or take any public position (including any position communicated to shareholders of Parent or any other person, but not including communications made in internal discussions among Parent’s management and its advisors) other than “against” any Parent Acquisition Proposal, or (E) enter into any agreement or letter of intent with respect to any Parent Acquisition Proposal. Subject to Section 5.8.2(ii), on the date of this Agreement, Parent shall immediately cease and cause to be terminated any negotiations with any person (other than the Company) conducted theretofore by Parent, the Parent Subsidiaries or any Parent Representative with respect to any Parent Acquisition Proposal, and shall promptly request the other parties thereto to promptly return or destroy subject to the terms of such agreement any confidential information previously furnished by Parent, the Parent Subsidiaries or the Parent Representatives thereunder.

Section 5.8.2 Notwithstanding anything to the contrary contained in Section 5.8.1, Parent or the Parent Board, as applicable, shall be permitted to:

(i)	take and disclose to Parent’s shareholders a position with respect to any tender or exchange offer by a third party or amend or withdraw such a position complying with Rule 14d-9 and Rule 14e-2 promulgated under the Exchange Act in a manner consistent with its other obligations under this Section 5.8; or

(ii)	at any time prior to obtaining the approval of the Parent shareholders described in Section 4.19, negotiate or otherwise engage in discussions with, and furnish nonpublic information to, any person in response to an unsolicited written Parent Acquisition Proposal by such person, if (A) the Parent Board determines in good faith after consultation with and advice from a financial advisor of nationally recognized reputation, that such proposal is reasonably likely to result in a Parent Superior Proposal, (B) such person executes a confidentiality agreement no less favorable to the Parent than the Confidentiality Agreement, (C) the Parent Board determines in good faith after consultation with the Parent’s outside legal counsel that the failure to engage in such negotiation or discussions or provide such information would be reasonably likely to violate the Parent Board’s fiduciary duties under applicable Law, (D) the Parent Board determines in good faith after consultation with the Parent’s outside legal counsel that such proposal did not result from a breach of this Section 5.8, and (E) subject to providing twenty-four (24) hours’ prior written notice of its decision to take such action to the Company.

Section 5.8.3 Parent shall notify the Company in writing of the receipt of any Parent Acquisition Proposal (including the material terms thereof and the identity of the person making it) as promptly as practicable (but in no case later than twenty-four (24) hours after its receipt); shall promptly (but in no case later than twenty-four (24) hours after its receipt) inform the Company regarding any material changes to the status, terms and details (including amendments or proposed amendments) of such Parent Acquisition Proposal; and shall deliver to the Company concurrently with the delivery to such person or its representatives a copy of any non-public information as permitted by Section 5.8.2 which has not previously been delivered by Parent to the Company.

Section 5.8.4 Except as otherwise specifically permitted by this Section 5.8.4, neither the Parent Board nor any committee thereof shall (1) withdraw or modify, or publicly propose to withdraw or modify, in a manner adverse to the Company, its recommendation of the approval of this Agreement and the issuance of shares of Parent Common Stock in accordance with Article 2, or (2) approve, recommend or take a public position with respect to, or publicly propose to approve, recommend or take a public position with respect to, any Parent Acquisition Proposal. Notwithstanding the foregoing and provided that Parent has not breached this Section 5.8, prior to approval of this Agreement by the Required Parent Shareholders and the approval of the issuance of shares of Parent Common Stock in accordance with Article 2 by the Majority Parent Shareholders, the Parent Board shall be permitted (i) to make a Parent Adverse Recommendation Change, (ii) to approve or recommend any Parent Superior Proposal, (iii) to take any action otherwise prohibited by Section 5.8.1 or the first sentence of this Section 5.8.4, or (iv) to terminate this Agreement in accordance with Section 7.1.7.2 below and in connection therewith enter into an agreement with respect to such Parent Superior Proposal, but, (1) in the case of each of (ii), (iii) and (iv), only if (y) Parent has received a proposal which the Parent Board determines in good faith after consultation with a financial advisor of nationally recognized reputation constitutes a Parent Superior Proposal and (z) the Parent Board determines in good faith, after consultation with Parent’s outside legal counsel, that the failure to take such action would be reasonably likely to violate the Parent Board’s fiduciary duties under applicable Law; and (2) in the case of (i) if the Parent Board determines in good faith after consultation with the Company’s outside legal counsel that the failure to make a Parent Adverse Recommendation Change would be reasonably likely to violate its fiduciary duties under applicable Law. Notwithstanding anything in this Section 5.8 to the contrary, Parent shall not exercise its right to terminate this Agreement under Section 7.1.7.2 unless (A) Parent shall have delivered to the Company a prior written notice, not less than five (5) Business Days prior to the time such action is intended to be taken, advising the Company that Parent or the Parent Board intends to take such action with respect to a Parent Superior Proposal, specifying in reasonable detail the material terms of the Parent Superior Proposal, (B) Parent negotiates with the Company in good faith to make such adjustments to the terms and conditions of this Agreement, the Merger and the other transactions contemplated hereby as would enable the Parent Board to determine that failing to take such actions referred to in clauses (i) – (iv) of the second sentence of this Section would not be reasonably likely to violate the Company Board’s fiduciary duties under applicable Law, and (C) on or before the fifth Business Day following receipt by the Company of such notice, and taking into account any revised proposal made by the Company since receipt of the notice referred to in clause (A) of this sentence, such Parent Superior Proposal remains a Parent Superior Proposal and the Parent Board has again made the determinations referred to above; provided, however, that in the event that any such Parent Acquisition Proposal is thereafter modified by the person making such Parent Acquisition Proposal and the Parent Board determines to exercise its right to terminate this Agreement under Section 7.1.7.2, Parent shall again comply with clauses (A) and (B) of this paragraph except that the five Business-Day period shall be reduced to three Business Days.

Section 5.9 Appropriate Action; Consents; Filings.

Subject to Sections 5.7 and 5.8, each of the Company and Parent shall use reasonable best efforts to (A) take, or cause to be taken, all appropriate action, and do, or cause to be done, all things necessary, proper or advisable under any applicable Law to consummate and make effective the Merger and the other transactions contemplated by this Agreement as promptly as reasonably practicable, (B) obtain from Governmental Authorities any consents, licenses, permits, waivers, approvals, authorizations or orders required to be obtained or made by Parent or the Company or any of their respective Subsidiaries, or to avoid any action or proceeding by any Governmental Authority (including those in connection with Antitrust Laws), in connection with the authorization, execution and delivery of this Agreement and the consummation of the Merger and the other transactions contemplated herein, (C) make or cause to be made the applications or filings required to be made by Parent or the Company or any of their respective Subsidiaries under or with respect to any Laws in connection with the authorization, execution and delivery of this Agreement and the consummation of the Merger and the other transactions contemplated herein, and to pay any fees due from it in connection with such applications or filings, as promptly as is reasonably practicable, and in any event within ten Business Days after the date hereof except as otherwise provided herein, (D) comply at the earliest practicable date with any request under or with respect to any such Laws for additional information, documents or other materials received by Parent or the Company or any of their respective Subsidiaries from any Governmental Authority in connection with such applications or filings or the Merger and the other transactions contemplated by this Agreement and (E) coordinate and cooperate with, submit to the other party for review and give due consideration to all reasonable additions, deletions or changes suggested by the other party in connection with, making (1) any filing or application under or with respect to any such Laws, (2) the filing of the Joint Proxy Statement/Prospectus, the Registration Statement and any Other Filings, and (3) any filings, conferences or other submissions related to resolving any investigation or other inquiry by any Governmental Authority. Each of the Company and Parent shall, and shall cause their respective affiliates to, furnish to the other party all information necessary for any such application or other filings to be made in connection with the Merger or other transactions contemplated by this Agreement, including all Banking Filings. Each of the Company and Parent shall promptly inform the other of any communication with, and any proposed understanding, undertaking or agreement with, any Governmental Authority regarding any such application or filing. If a party hereto intends to independently participate in any meeting with any Governmental Authority in respect of any such filings, investigation or other inquiry, then such party shall give the other party reasonable prior notice of, and the opportunity to participate in, such meeting. The parties shall coordinate and cooperate with one another in connection with any analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of any party in connection with all meetings, actions and proceedings under or relating to any such application or filing.

Section 5.9.1 Within 20 Business Days following the date of this Agreement, Parent shall, at its own expense, make all reasonably necessary filings with the Federal Reserve and other state and United States federal banking regulatory authorities under applicable banking Laws (the “Applicable Banking Laws”) in order to obtain the necessary authorizations, approvals and consents in order to consummate the transactions contemplated by this Agreement, including the Bank Merger (collectively, the “Banking Filings”). In connection therewith, the parties shall use, and shall cause their respective Subsidiaries to use, their respective reasonable best efforts to promptly resolve any objections and respond to any inquiries that may arise in connection with any of the Banking Filings. Each party will furnish all information, including certificates, consents and opinions of experts deemed reasonably necessary by the other party for the preparation of the Banking Filings and will advise each other and their respective counsel about any significant developments with respect to the Banking Filings and the status of the approvals being sought, in each case subject to applicable laws relating to the confidentiality of information. Each of the parties shall have the right to review a reasonable time in advance of any filing deadline and approve in advance all Banking Filings and related submissions and written communications to Governmental Authorities, which approval shall not be unreasonably withheld or delayed in light of any filing deadlines hereunder.

Section 5.9.2 The Company and Parent shall give (or shall cause their respective Subsidiaries to give) any notices to third parties, and use, and cause their respective Subsidiaries to use, reasonable best efforts to obtain any third party consents necessary, proper or advisable to consummate the transactions contemplated in this Agreement; provided, however, that the Company and Parent shall coordinate and cooperate in determining whether any actions, consents, approvals or waivers are required to be obtained from parties to any Company Material Contracts or Parent Material Contracts in connection with consummation of the Merger and seeking any such actions, consents, approvals or waivers; provided further, that except as expressly provided in Article 6, no such actions, consents, approvals or waivers shall constitute conditions to Closing. In the event that either party shall fail to obtain any third party consent described in the first sentence of this Section 5.9.2, such party shall use reasonable best efforts, and shall take any such actions reasonably requested by the other party hereto, to mitigate any adverse effect upon the Company and Parent, their respective Subsidiaries, and their respective businesses resulting, or which could reasonably be expected to result after the Effective Time, from the failure to obtain such consent.

Section 5.9.3 From the date of this Agreement until the Effective Time, each of Parent and the Company shall promptly notify the other in writing of any pending or, to the knowledge of Parent or the Company (as the case may be), threatened action, suit or other proceeding or investigation by any Governmental Authority or any other person (A) challenging or seeking material damages in connection with the Merger or the other transactions contemplated by this Agreement or (B) seeking to restrain or prohibit the consummation of the Merger.

Section 5.9.4 In furtherance and not limitation of Parent’s obligations under this Agreement, subject to the limitations of the next sentence, Parent shall cooperate in good faith with all Governmental Authorities and shall take, or cause to be taken, any and all steps and make, or cause to be made, any and all undertakings necessary in order to obtain any approvals sought from any Governmental Authority and to obtain the FDIC Consent, eliminate each and every impediment asserted by any Governmental Authority under any applicable Law, cause the expiration of any notice or waiting periods under any applicable Law and avoid the entry of any injunction, temporary restraining order or other order in any suit or proceeding, which would otherwise have the effect of preventing or delaying the Closing, in each case so as to lawfully complete the Merger, the Bank Merger and the other transactions contemplated by this Agreement as promptly as practicable, including (i) agreeing to conditions imposed by any Governmental Authority and proposing, negotiating, committing to and effecting, by consent decree, order or otherwise, the sale, divestiture, disposition or holding separate of assets or businesses of Parent, the Company or any of their respective Subsidiaries and (ii) accepting any operational restrictions or otherwise taking or committing to take actions that limit any of Parent’s, the Company’s or their respective Subsidiaries’ freedom of action with respect to, or its ability to retain or freely operate, any of the assets, properties, operations or businesses of Parent, the Company or any of their respective Subsidiaries. Notwithstanding the foregoing or anything in this Agreement to the contrary, and excluding consideration of the activities set forth on Section 5.9.4 of the Parent Disclosure Schedule, Parent shall not be required, in connection with obtaining any consents or approvals hereunder, or in connection with otherwise complying with any provisions of this Agreement, to consent to or take any action of the types described above that, individually or in the aggregate, would reasonably be expected to, in the good faith reasonable judgment of Parent’s Board, (x) materially and adversely affect the business, operations, financial condition, property or assets of the combined enterprise of Parent and the Company and their respective Subsidiaries or (y) materially impair the value of the Company to Parent (taking into account, however, in the case of this clause (y), any offsetting benefit to Parent and Parent’s Subsidiaries from taking any such action).

Section 5.9.5 If any administrative or judicial action or proceeding is instituted (or threatened to be instituted) challenging the transaction contemplated by this Agreement as violative of any Law, each of the Company and Parent shall, and shall cause their respective affiliates to, cooperate and use their reasonable best efforts to contest and resist, except insofar as the Company and Parent may otherwise agree, any such action or proceeding, including any action or proceeding that seeks a temporary restraining order or preliminary injunction that would prohibit, prevent or restrict consummation of the Merger or other transactions contemplated by this Agreement.

Section 5.9.6 No party will take any action that would cause the transactions contemplated by this Agreement to be subject to requirements imposed by any Takeover Law and each of them will take all necessary steps within its control to exempt (or ensure the continued exemption of) those transactions from any applicable Takeover Law, as now or hereafter in effect.

Section 5.9.7 Nothing contained in this Agreement shall give Parent, directly or indirectly, the right to control or direct the operations of the Company or give the Company the right to control or direct the operations of Parent prior to the consummation of the Merger. Prior to the Effective Time, subject to Sections 5.1, 5.2 and 5.3, the Company and Parent each shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its respective business operations.

Section 5.10 Certain Notices.

From and after the date of this Agreement until the Effective Time, each party shall promptly notify the other party of the occurrence, or non-occurrence, of any event that would reasonably be expected to result in any condition to the obligations of any party to effect the Merger and the other transactions contemplated by this Agreement not to be satisfied; provided, however, that no such notification shall affect the representations, warranties, covenants or agreements of the parties (or remedies with respect thereto) or the conditions to the obligations of the parties under this Agreement; provided further, that a breach of this Section 5.10 shall not be considered for purposes of determining the satisfaction of the closing conditions set forth in Article 6 or give rise to a right of termination under Article 7 if the underlying breach or breaches with respect to which the other party failed to give notice would not result in the failure of the closing conditions set forth in Article 6 or would not result in the ability of such non-breaching party to terminate this Agreement.

Section 5.11 Public Announcements.

Parent and the Company shall, as promptly as practicable but no later than the first Business Day following the date of this Agreement, with respect to the transactions contemplated by this Agreement, including the Merger, issue a mutually agreed press release. In connection with press releases or public statements with respect to the transactions contemplated by this Agreement, including the Merger, Parent and the Company shall coordinate and consult with each other before issuing, and give each other the opportunity to review and comment upon, giving due consideration to all reasonable additions, deletions or changes suggested in connection therewith, such press releases or public statements. Parent and the Company shall not issue any such press release (other than any press release by the Company to announce action taken by such person pursuant to, or as permitted by, Section 5.7) or make any such public statement prior to such consultation, except as may be required by applicable Law, court process, listing agreement, Nasdaq marketplace rule; provided that Parent and the Company shall coordinate and consult with respect to the timing, basis and scope of such disclosure requirement. The Company shall timely file with the SEC a Current Report on Form 8-K reporting the execution of this Agreement, summarizing the material terms hereof as determined by the Company, filing a copy of this Agreement and the mutually agreed press release as exhibits to such report and otherwise complying with the requirements of such form.

Section 5.12 Stock Exchange Notice.

Parent shall promptly prepare and submit to the Nasdaq, and any other applicable exchange, such notice and supporting documentation required thereby to list on such exchange the shares of Parent Common Stock to be issued in the Merger prior to the Effective Time.

Section 5.13 Employee Benefit Matters.

Section 5.13.1 With respect to any Parent Benefit Plan in which any director, officer or employee of the Company or any Company Subsidiary (the “Company Employees”) will participate effective as of the Effective Time, Parent shall recognize all service of the Company Employees with the Company or a Company Subsidiary, as the case may be, for purposes of determining eligibility to participate, vesting and amount of benefit, in each case where length of service is relevant in any Parent Benefit Plan (but in each case other than benefit accruals under defined benefit plans and supplemental executive retirement plans), in which such Company Employees may be eligible to participate after the Effective Time and only to the extent that such service was recognized in a corresponding Company Benefit Plan as of the date hereof; provided that the foregoing shall not apply to the extent that its application would result in any duplication of benefits, or with respect to frozen or grandfathered plans of Parent or any Parent Subsidiary. Prior to the Effective Time, the Company shall take all such steps as may be required to cause to be exempt under Rule 16b-3 promulgated under the Exchange Act to the extent permitted by Law, any dispositions of Company Common Stock (including derivative securities with respect to Company Common Stock) that are treated as dispositions under such rule and result from the Merger or other transactions contemplated by this Agreement by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company.

Section 5.13.2 From and after the Effective Time, Parent will, or will cause a Parent Subsidiary to, honor, in accordance with their terms as in effect immediately prior to the Effective Time, all Company Benefit Plans set forth in Section 3.10.1 of the Company Disclosure Schedule (including providing or paying when due to any current or former director, officer or employee of the Company or any Company Subsidiary), all benefits and compensation pursuant to such Company Benefit Plans earned or accrued through, and to which such individuals are entitled due to the consummation of the Merger as of, the Effective Time (or such later time as such Company Benefit Plans may remain in effect following the Effective Time). Parent acknowledges that consummation of the Merger shall constitute a “Change in Control” as defined in applicable Company Benefit Plans.

Section 5.13.3 For a period ending on December 31, 2013, Parent will, or will cause a Parent Subsidiary to, provide to the Company Employees who remain employed by Parent or a Parent Subsidiary after the Effective Time, benefits and compensation that, in the aggregate, are substantially comparable to the benefits and compensation provided to the Company Employees under the Company Benefit Plans as in effect immediately prior to the Effective Time, which benefits and compensation may be provided under the Company Benefit Plans, Parent Benefit Plans or any other compensatory programs and arrangements of Parent, the Company or any Subsidiary. Notwithstanding the foregoing, until December 31, 2013, Parent will, or will cause a Parent Subsidiary to, provide the Company Employees with the same severance benefits as provided under the program set forth in Section 5.13.3 of the Company Disclosure Schedule, as in effect immediately prior to the date hereof.

Section 5.13.4 Intentionally Omitted.

Section 5.13.5 As soon as reasonably practicable (and in no event after the earlier of (i) the termination of employment after the Effective Time of any individual listed in Section 5.13.5 of the Company Disclosure Schedule (each, a “CIC Agreement Employee”), or (ii) the fifth day following the Effective Time), Parent shall offer to enter into and shall execute change in control agreements by and between Parent and the CIC Agreement

Employees, substantially in the form, and with the terms and respective payment amounts for each CIC Agreement Employee, as set forth in Section 5.13.5 of the Company Disclosure Schedule.

Section 5.13.6 On or prior to the Effective Time, the Parent Board shall cause the Parent Board, effective as of the Effective Time, to be increased by two directors and shall fill such newly created directorships with persons selected by the Company Board from among its members prior to the Effective Time and reasonably acceptable to the Parent Board. Such persons shall also be nominated for election at the first annual meeting of Parent following the Effective Time, provided that such person continues at that time to meet Parent’s publicly stated guidelines and qualifications for director nominees.

Section 5.13.7 Nothing in Sections 5.1 or 5.13, express or implied, shall (i) amend, or be deemed to amend, any Company Benefit Plan, any Parent Benefit Plan or any other benefit plan, program, policy, agreement or arrangement, (ii) require the continued employment or service of any Company Employee or any other person with any person or entity, (iii) except as set forth in Section 5.13.7(iii) of the Company Disclosure Schedule, prevent the amendment or termination of any Company Benefit Plan, any Parent Benefit Plan or any other benefit plan, program, policy, agreement or arrangement in accordance with its terms or (iv) except as set forth in Section 5.13.7(iv) of the Company Disclosure Schedule, create any right in any Company Employee or any other person to any compensation or benefits or any other rights or remedies of any nature or kind whatsoever.

Section 5.14 Indemnification of Directors and Officers.

Section 5.14.1 At and after the Effective Time Parent shall indemnify and hold harmless all past and present directors, officers, employees and agents of the Company (“Covered Persons”) to the same extent such persons would be entitled to be indemnified as of the date of this Agreement by the Company pursuant to the Company Articles, the Company Bylaws and indemnification agreements in existence on the date of this Agreement with any Covered Persons for acts or omissions occurring at or prior to the Effective Time. At and after the Effective Time, each Covered Person shall be entitled to advancement of expenses incurred in the defense of any Litigation with respect to any matters subject to indemnification hereunder to the same extent such persons are entitled thereto as of the date of this Agreement, provided that any person to whom expenses are advanced undertakes, to the extent required by the MBCA, to repay such advanced expenses if it is ultimately determined that such person is not entitled to indemnification.

Section 5.14.2 For not less than six years from and after the Effective Time, the Parent Charter or Parent Bylaws shall contain provisions no less favorable with respect to indemnification, advancement of expenses and exculpation of Covered Persons than are currently set forth in the Company Articles and Company Bylaws to the extent permitted by Law. Any indemnification agreements with Covered Persons in existence on the date of this Agreement shall be assumed by Parent in the Merger, without any further action, and shall survive the Merger and continue in full force and effect in accordance with their terms.

Section 5.14.3 For six years from the Effective Time, Parent shall provide to the Company’s current directors and officers an insurance and indemnification policy that provides coverage for events occurring on or before the Effective Time (“D&O Insurance”) that is no less favorable than the Company’s existing policies in effect as of the date hereof (the “Existing Policies”); provided, however, Parent shall not be required to expend in any one year an amount in the aggregate that is more than 250% of the most recent annual premium amount paid by the Company with respect to the Existing policies prior to the Effective Time. In the event the cost of such coverage shall exceed such insurance premium amount, Parent shall purchase as much coverage as may be obtained for the insurance premium amount. Parent shall be required to purchase the maximum “run-off coverage” or “tail coverage” available under the Existing Policies; provided, however, that Parent shall not be required to pay an annual premium for such “run-off coverage” or “tail coverage” in excess of 250% of the last annual premium paid prior to the date of this Agreement, but in such case shall purchase as much coverage as is available for such amount. If such maximum “run-off coverage” or “tail coverage” does not extend fully to the required six year period, Parent shall first seek the additional coverage from the Company’s insurers under the

Existing Policies prior to seeking such additional coverage from any other insurers. The provisions of the immediately preceding sentences shall be deemed to have been satisfied if prepaid policies have been obtained by Parent or the Company at or prior to the Effective Time for purposes of this Section 5.14.3, which policies provide such directors and officers with coverage no less favorable than the Existing Policies for an aggregate period of at least six years with respect to claims arising from facts or events that occurred on or before the Effective Time, including in connection with the approval of this Agreement and the transactions contemplated hereby, provided such prepaid policies if obtained by the Company shall in each case be subject to Parent’s prior consent (not to be unreasonably withheld). If such prepaid policies have been obtained prior to the Effective Time, Parent shall maintain such policies in full force and effect, and continue to honor the obligations thereunder.

Section 5.14.4 In the event Parent (A) consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (B) transfers all or substantially all of its properties and assets to any person, then, and in each such case, proper provision shall be made so that (i) such continuing or surviving corporation or entity or transferee of such assets, as the case may be, shall assume the obligations set forth in this Section 5.14, or (ii) other appropriate arrangements are made to provide for the obligations of Parent and the surviving corporation under this Section 5.14.

Section 5.14.5 The obligations under this Section 5.14 shall not be terminated or modified in such a manner as to affect adversely any Covered Person without the consent of such affected Covered Person. The provisions of this Section 5.14 shall survive the consummation of the Merger and are intended to be for the benefit of, and shall be enforceable by, each of the Covered Persons and their respective successors, heirs and personal representatives.

Section 5.15 Certain Tax Matters.

At or prior to the Closing, the Company shall have delivered to Parent a certificate complying with the Code and Treasury Regulation Section 1.1445-2, in form and substance reasonably satisfactory to Parent, duly executed and acknowledged, certifying that shares of Company Common Stock are not “United States real property interests” for purposes of Section 1445 of the Code.

Section 5.16 Transfer Taxes.

Parent shall pay all stock transfer, real estate transfer, documentary, stamp, recording and other similar Taxes (including interest, penalties and additions to any such Taxes) (“Transfer Taxes”) incurred in connection with the Merger and the other transactions contemplated hereby, and the Company shall cooperate with Parent in preparing, executing and filing any Tax Returns with respect to such Transfer Taxes.

Section 5.17 Plan of Reorganization.

This Agreement is intended to constitute a “plan of reorganization” within the meaning of UST Regulation Section 1.368-2(g). After the date of this Agreement (including, without limitation, after the Effective Time) subject to the other terms and conditions in this Agreement, each party hereto shall take any action that is required to cause the Merger to qualify, and will not take any actions or cause any actions to be taken which could reasonably be likely to prevent the Merger from qualifying, as a reorganization within the meaning of Section 368(a) of the Code. After the date of this Agreement (including after the Effective Time), neither party shall take or cause to be taken any action that could reasonably be likely to disqualify the Merger as a reorganization within the meaning of Section 368(a) of the Code.

Section 5.17.1 All parties hereto shall report the Merger as a reorganization within the meaning of Section 368 of the Code, unless otherwise required pursuant to a “determination” within the meaning of Section 1313(a) of the Code.

Section 5.17.2 The parties hereto shall cooperate and use their reasonable best efforts in order for Parent to obtain the opinion of Jones Day described in Section 6.2.3 and for the Company to obtain the opinion of Dykema Gossett PLLC described in Section 6.3.4. In connection therewith, both Parent and the Company shall deliver to Jones Day and Dykema Gossett PLLC representation letters, dated and executed as of the dates of such opinions.

Section 5.18 Trust Preferred Securities.

Upon the Effective Time, Parent shall assume the due and punctual performance and observance of the covenants and conditions to be performed by Company under (i) the Indenture, dated October 3, 2006, between the Company and U.S. Bank National Association, as Trustee, as supplemented by the First Supplemental Indenture, dated October 3, 2006, between the Company and U.S. Bank National Association as Trustee, and (ii) the Indenture, dated as of January 27, 2003, between the Company and JP Morgan Chase Bank, as Trustee, relating to the 7.50% Enhanced Trust Preferred Securities of Citizens Funding Trust I and the floating rate trust preferred securities of Citizens Michigan Statutory Trust I, respectively (collectively, the “Trust Preferred Securities”), and the due and punctual payments of the principal of and premium, if any, and interest on the Trust Preferred Securities. In connection therewith, Parent shall execute and deliver any supplemental indentures, and the parties hereto shall provide any opinion of counsel to the trustee thereof, required to make such assumptions effective.

Section 5.19 Intentionally Omitted.

Section 5.20 Bank Merger.

Upon Parent’s request and contingent upon the Closing, the Company and Company Bank shall cooperate with Parent to prepare documentation for a potential merger of Company Bank with and into Parent Bank (the “Bank Merger”), in accordance with the provisions of, and with the effect provided in, applicable Law and to take, or cause to be taken, all appropriate action, and do, or cause to be done, all things necessary, proper or advisable under any applicable Law to consummate and make effective the Bank Merger, including obtaining approval of all relevant Governmental Authorities. The Company, as the sole shareholder of the Company Bank, shall have approved and shall have caused the board of directors of the Company Bank to approve the Bank Merger not later than five (5) Business Days after the execution of this Agreement. The Bank Merger shall be consummated at or after the Effective Time at such time as Parent shall direct. The Company and Parent will, as the sole shareholders of the Company Bank and the Parent Bank, respectively, approve the Bank Merger.

Section 5.21 Restructuring the Merger.

Upon the consent of the Company (which consent shall not be unreasonably or delayed, taking into account subclauses (i) through (v) below for purposes of determining whether such consent was unreasonably withheld or delayed), Parent shall have the right to revise the structure of the Merger or the acquisition, conversion, redemption or retirement of all outstanding shares of the TARP Preferred Stock, provided no such revision shall (i) result in the Merger, for federal income tax purposes, not qualifying as a “reorganization” within the meaning of Section 368(a) of the Code, (ii) result in any changes in the amount or type of the consideration which the holders of shares of Company Common Stock are entitled to receive under this Agreement, (iii) impede or delay the consummation of the Merger in any non-de minimis respect, (iv) result in the TARP Preferred Stock not having been retired or extinguished at or before the Effective Time, or (v) result in any limitation or reduction on the obligations of the Parent hereunder (including as set forth in Section 5.13 and the schedules related thereto) or any right or benefit of the Company. Parent may exercise this right of revision by giving written notice to the Company, whereupon Parent and the Company shall negotiate in good faith to implement any necessary changes to this Merger Agreement and the other documents contemplated hereby to implement such revision.

Article 6.

CLOSING CONDITIONS

Section 6.1 Conditions to Obligations of Each Party Under This Agreement.

The respective obligations of each party to effect the Merger shall be subject to the satisfaction at or prior to the Effective Time of the following conditions, any or all of which may be waived, in whole or in part, to the extent permitted by Section 7.4 and applicable Law:

Section 6.1.1 Effectiveness of the Registration Statement.

The Registration Statement shall have been declared effective by the SEC under the Securities Act. No stop order suspending the effectiveness of the Registration Statement shall have been issued by the SEC and no proceedings for that purpose shall have been initiated or threatened in writing by the SEC and not withdrawn.

Section 6.1.2 Shareholder Approval.

This Agreement shall have been approved by the Required Company Shareholders, the Required TARP Preferred Holders and the Required Parent Shareholders and the issuance of the Parent Common Stock in accordance with Article 2 shall have been approved by the Majority Parent Shareholders.

Section 6.1.3 No Order.

No court of competent jurisdiction or other Governmental Authority shall have enacted, issued, promulgated, enforced or entered any order, decree, judgment, injunction or other ruling (whether temporary, preliminary or permanent), in any case which is in effect and which prevents or prohibits consummation of the Merger; and there shall not be any statute, rule, regulation or order enacted, entered, enforced or deemed applicable to the Merger, which makes the consummation of the Merger illegal.

Section 6.1.4 Regulatory Approvals.

Parent shall have obtained and shall have delivered to the Company all Necessary Governmental Approvals, and all applicable waiting or notice periods in connection with any Antitrust Law shall have expired or been terminated.

Section 6.1.5 Listing.

The shares of Parent Common Stock issuable to the Company’s shareholders in the Merger shall have been approved for listing on the Nasdaq, subject to official notice of issuance.

Section 6.1.6 FDIC Consent.

Parent shall have received, and shall have delivered evidence thereof to the Company, any requisite consent, approval, waiver or non-objection or other determination (whether or not written) by the FDIC to permit the consummation of the Merger and the transactions contemplated hereby under the shared-loss agreements set forth in Section 6.1.6 of the Parent Disclosure Schedule (the “FDIC Consent”).

Section 6.2 Additional Conditions to Obligations of Parent.

The obligations of Parent to effect the Merger are also subject to the satisfaction at or prior to the Effective Time of the following conditions, any or all of which may be waived, in whole or in part, to the extent permitted by Section 7.4 and applicable Law:

Section 6.2.1 Representations and Warranties.

Each of (i) the representations and warranties of the Company contained in this Agreement (other than those contained in the first and fourth sentences of Section 3.1, Section 3.3.1, Section 3.3.2, Section 3.4, Section 3.9(i), and Section 3.20) shall be true and correct as of the Effective Time as though made on and as of the Effective Time (provided that those representations and warranties which address matters only as of a particular date need only be true and correct as of such date and further provided that, for purposes of determining whether the representations and warranties of the Company are true and correct, qualifications as to materiality, “Company Material Adverse Effect” and words of similar import set forth therein shall be disregarded); provided, however, that the condition in this Section 6.2.1(i) shall be deemed to be satisfied so long as any failure of such representations and warranties to be true and correct, individually or in the aggregate, has not had a Company Material Adverse Effect; (ii) the representations and warranties of the Company contained the first and fourth sentences of Section 3.1, Section 3.4, and Section 3.20 shall be true and correct in all material respects and (iii) Section 3.3.1, Section 3.3.2, and Section 3.9(i) shall be true and correct in all respects (except for inaccuracies in Sections 3.3.1 and Section 3.3.2 that are de minimis in amount), in each case, as of the Effective Time as though made on and as of the Effective Time (provided that those representations and warranties which address matters only as of a particular date need only be true and correct as of such date). Parent shall have received a certificate of the Chief Executive Officer or Chief Financial Officer of the Company to that effect.

Section 6.2.2 Agreements and Covenants.

The Company shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Effective Time. Parent shall have received a certificate of the Chief Executive Officer or Chief Financial Officer of the Company to that effect.

Section 6.2.3 Tax Opinion.

Parent shall have received the opinion of Jones Day, dated the date of the Effective Time, to the effect that, on the basis of the facts, representations and assumptions set forth or referred to in such opinion, the Merger will qualify for United States federal income tax purposes as a “reorganization” within the meaning of Section 368(a) of the Code. In rendering such opinion, Parent counsel shall be entitled to rely upon customary assumptions and representations reasonably satisfactory to such counsel, including representations set forth in certificates of officers of Parent and the Company. The condition referred to in this Section 6.2.3 shall not be waivable after receipt of the approval of the Required Parent Shareholders referred to in Section 4.19, unless further shareholder approval is obtained with appropriate disclosure.

Section 6.2.4 Material Developments.

There shall not have occurred after the date of this Agreement any event or development with relation to the Company or its Subsidiaries that, individually or in the aggregate, has had a Company Material Adverse Effect.

Section 6.2.5 Approval of Bank Merger.

The Bank Merger shall have been approved by the OCC and all other applicable Governmental Authorities, and all waiting periods shall have expired or been terminated.

Section 6.2.6 No Adverse Conditions in Approvals of Governmental Authorities.

No approval, order or consent obtained from any Governmental Authority in connection with the Merger, the TARP Purchase, the Bank Merger or the FDIC Consent shall include any conditions, restrictions or commitments to take action that, individually or in the aggregate, would reasonably be expected to, in the good faith reasonable judgment of Parent’s Board, (x) materially and adversely affect the business, operations, financial condition, property or assets of the combined enterprise of Parent and the Company and their respective Subsidiaries or (y) materially impair the value of the Company to Parent (taking into account, however, in the case of this clause (y), any offsetting benefit to Parent and Parent’s Subsidiaries from taking any such action).

Section 6.3 Additional Conditions to Obligations of the Company.

The obligations of the Company to effect the Merger are subject to satisfaction at or prior to the Effective Time of the following conditions, any or all of which may be waived, in whole or in part, to the extent permitted by Section 7.4 and applicable Law:

Section 6.3.1 Representations and Warranties.

Each of (i) the representations and warranties of Parent contained in this Agreement (other than those contained in the first and fourth sentences of Section 4.1, Section 4.3.1, Section 4.3.2, Section 4.4, and Section 4.9(i)) shall be true and correct as of the Effective Time as though made on and as of the Effective Time (provided that those representations and warranties which address matters only as of a particular date need only be true and correct as of such date and further provided that, for purposes of determining whether the representations and warranties of Parent are true and correct, qualifications as to materiality, “Parent Material Adverse Effect” and words of similar import set forth therein shall be disregarded); provided, however, that the condition in this Section 6.3.1(i) shall be deemed to be satisfied so long as any failure of such representations and warranties to be true and correct, individually or in the aggregate, has not had a Parent Material Adverse Effect; and (ii) the representations and warranties of Parent contained the first and fourth sentences of Section 4.1 and Section 4.4 shall be true and correct in all material respects and Section 4.3.1, Section 4.3.2, and Section 4.9(i) shall be true and correct in all respects (except for inaccuracies in Sections 4.3.1 and Section 4.3.2 that are de minimis in amount), in each case, as of the Effective Time as though made on and as of the Effective Time (provided that those representations and warranties which address matters only as of a particular date need only be true and correct as of such date). The Company shall have received a certificate of the Chief Executive Officer or Chief Financial Officer of Parent to that effect.

Section 6.3.2 Agreements and Covenants.

Parent shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Effective Time. The Company shall have received a certificate of the Chief Executive Officer or Chief Financial Officer of Parent to that effect.

Section 6.3.3 Closing Payments.

At the Closing, Parent will make (or cause to be made) the payments required to be made pursuant to Article 2.

Section 6.3.4 Tax Opinion.

The Company shall have received the opinion of Dykema Gossett PLLC, dated the date of the Effective Time, to the effect that, on the basis of the facts, representations and assumptions set forth or referred to in such opinion, the Merger will qualify for United States federal income tax purposes as a “reorganization” within the meaning of Section 368(a) of the Code. In rendering such opinion, Dykema Gossett PLLC shall be entitled to rely upon customary assumptions and representations reasonably satisfactory to such counsel, including representations set forth in certificates of officers of Parent and the Company. The condition referred to in this Section 6.3.4 shall not be waivable after receipt of the approval of the Required Company Shareholders and the Required TARP Preferred Holders referred to in Section 3.19, unless further shareholder approval is obtained with appropriate disclosure.

Section 6.3.5 Material Developments.

There shall not have occurred after the date of this Agreement any event or development with relation to Parent or its Subsidiaries that, individually or in the aggregate, has had a Parent Material Adverse Effect.

Article 7.

TERMINATION, AMENDMENT AND WAIVER

Section 7.1 Termination.

This Agreement may be terminated, and the Merger may be abandoned, at any time prior to the Effective Time, by action taken or authorized by the Board of Directors of the terminating party or parties, notwithstanding approval thereof by the shareholders of the Company and/or the shareholders of Parent (except as otherwise specified in this Section 7.1):

Section 7.1.1 By mutual written consent of Parent and the Company, by action of their respective Boards of Directors;

Section 7.1.2 By either the Company or Parent if the Merger shall not have been consummated prior to June 12, 2013; provided that such date shall be extended to September 12, 2013 in the event all conditions to effect the Merger other than those set forth in Section 6.1.3 (No Order) (to the extent that the order, judgment, decree, injunction or ruling relates to a violation or alleged violation of Antitrust Laws or Applicable Banking Laws) and Section 6.1.4 (Regulatory Approvals) have been or are capable of being satisfied at the time of such extension (such date, as it may be so extended, shall be referred to herein as the “Outside Date”); provided further, that the right to terminate this Agreement under this Section 7.1.2 shall not be available to any party whose breach of this Agreement has been the primary cause of, or primarily resulted in, the failure of the Effective Time to occur on or before such date;

Section 7.1.3 By either the Company or Parent if (A) any court of competent jurisdiction or other Governmental Authority shall have issued an order, decree or ruling or taken any other action permanently restraining, enjoining or otherwise prohibiting the Merger, and such order, decree, ruling or other action shall have become final and nonappealable; or (B) a Law shall be in effect that makes consummation of the Merger illegal or otherwise prohibits or prevents consummation of the Merger;

Section 7.1.4 By either Parent or the Company if the approval of this Agreement by the Required Company Shareholders or the Required TARP Preferred Holders shall not have been obtained at the Company Shareholders’ Meeting at which a vote on this Agreement is taken;

Section 7.1.5 By either Parent or the Company if the approval of the issuance of the shares of Parent Common Stock in accordance with Article 2 by the Majority Parent Shareholders or the approval of this Agreement by the Required Parent Shareholders shall not have been obtained at the Parent Shareholders’ Meeting at which votes on such matters are taken;

Section 7.1.6 In either of the following circumstances:

Section 7.1.6.1 By Parent if prior to receipt of the approval of the Required Company Shareholders and the Required TARP Preferred Holders, the Company or the Company Board (or any committee thereof) has (a) made a Company Adverse Recommendation Change, (b) failed to make a statement in opposition and recommend rejection to the Company’s shareholders of a tender or exchange offer of the Company’s securities initiated by a third party pursuant to Rule 14e-2 promulgated under the Securities Act within ten (10) Business Days after such tender or exchange offer has been published, sent or given by such third party,

(c) materially breached the terms of Section 5.7, or (d) materially breached its obligations under Section 5.5.1.1 by failing to call, give notice of, convene and hold the Company Shareholders Meetings (taking into account the provisions of Sections 5.5.1.1 and 5.5.1.2, including the limitations on the obligations of the Company therein to call and hold any such Company Shareholders’ Meeting);

Section 7.1.6.2 By the Company if prior to receipt of the approval of the Required Parent Shareholders of this Agreement and the approval of the Majority Parent Shareholders of the issuance of shares of Parent Common Stock pursuant to Article 2, Parent or the Parent Board (or any committee thereof) has (a) made a Parent Adverse Recommendation Change, (b) failed to make a statement in opposition and recommend rejection to the Parent’s shareholders of a tender or exchange offer of the Parent’s securities initiated by a third party pursuant to Rule 14e-2 promulgated under the Securities Act within ten (10) Business Days after such tender or exchange offer has been published, sent or given by such third party, (c) materially breached the terms of Section 5.8, or (d) materially breached its obligations under Section 5.5.2 by failing to call, give notice of, convene and hold the Parent Shareholders Meeting (taking into account the provisions of Section 5.5.2, including the limitations on the obligations of Parent therein to call and hold such Parent Shareholders Meeting);

Section 7.1.7 In either of the following circumstances:

Section 7.1.7.1 By the Company, in order to enter into an agreement with respect to a Company Superior Proposal in accordance with Section 5.7.4; provided, however, that concurrent with the termination of this Agreement by the Company pursuant to this Section 7.1.7.1, the Company will pay Parent, or will cause Parent to be paid, the Termination Fee payable under Section 7.2.2.3;

Section 7.1.7.2 By Parent, in order to enter into an agreement with respect to a Parent Superior Proposal in accordance with Section 5.8.4; provided, however, that concurrent with the termination of this Agreement by Parent pursuant to this Section 7.1.7.2 Parent will pay the Company, or will cause the Company to be paid, the Termination Fee payable under Section 7.2.2.3;

Section 7.1.8 By Parent, if (A) any representation or warranty of the Company set forth in this Agreement shall have become untrue or the Company has breached any covenant or agreement of the Company set forth in this Agreement, (B) such breach or misrepresentation has not been cured and is not capable of being cured prior to the Outside Date, and (C) such breach or misrepresentation would cause the conditions set forth in Section 6.2.1 or Section 6.2.2 not to be satisfied; and

Section 7.1.9 By the Company, if (A) any representation or warranty of Parent set forth in this Agreement shall have become untrue or Parent has breached any covenant or agreement of Parent set forth in this Agreement, (B) such breach or misrepresentation has not been cured and is not capable of being cured prior to the Outside Date, and (C) such breach or misrepresentation would cause the conditions set forth in Section 6.3.1 or Section 6.3.2 not to be satisfied.

Section 7.2 Effect of Termination.

Section 7.2.1 Limitation on Liability.

In the event of termination of this Agreement by either the Company or Parent as provided in Section 7.1, this Agreement shall forthwith become void and of no effect and there shall be no liability or obligation on the part of Parent or the Company or their respective Subsidiaries, officers or directors except (A) with respect to Section 5.6.5, Section 5.11, this Section 7.2 and Article 8 and (B) with respect to any liabilities or damages incurred or suffered by a party as a result of the fraud or knowing breach by the other party of any of its representations, warranties, covenants or other agreements set forth in this Agreement.

Section 7.2.2 Termination Fee; Expense Reimbursement.

Section 7.2.2.1 Intentionally Omitted.

Section 7.2.2.2 In the event that (A) this Agreement is terminated by Parent or the Company pursuant to Section 7.1.2 or Section 7.1.4 (it being understood that if this Agreement is terminable both pursuant to Section 7.1.4 and Section 7.1.5, and is terminated by either party on such ground, this Agreement will be deemed to have been terminated pursuant to both Section 7.1.4 and Section 7.1.5), (B) a Company Acquisition Proposal has been publicly announced prior to the occurrence of the events giving rise to such termination (or as of the termination date, in the case of a termination pursuant to Section 7.1.2), and (C) within twelve months of such termination the Company executes a definitive agreement to consummate a transaction described in the definition of Company Acquisition Proposal, then the Company shall pay Parent, immediately prior to the execution of such definitive agreement, (i) an amount equal to the Termination Fee and (ii) all reasonable and documented out of pocket expenses incurred by Parent (including fees and expenses of counsel, accountants, financial advisors, experts and consultants) in connection with this Agreement and the transactions contemplated hereby.

Section 7.2.2.3 In the event that (A) this Agreement is terminated by Parent or the Company pursuant to Section 7.1.2 or Section 7.1.5 (it being understood that if this Agreement is terminable both pursuant to Section 7.1.4 and Section 7.1.5, and is terminated by either party on such ground, this Agreement will be deemed to have been terminated pursuant to both Section 7.1.4 and Section 7.1.5), (B) a Parent Acquisition Proposal has been publicly announced prior to the occurrence of the events giving rise to such termination (or as of the termination date, in the case of a termination pursuant to Section 7.1.2), and (C) within twelve months of such termination Parent executes a definitive agreement to consummate a transaction described in the definition of Parent Acquisition Proposal, then Parent shall pay the Company, immediately prior to the execution of such definitive agreement, (i) an amount equal to the Termination Fee and (ii) all reasonable and documented out of pocket expenses incurred by the Company (including fees and expenses of counsel, accountants, financial advisors, experts and consultants) in connection with this Agreement and the transactions contemplated hereby.

Section 7.2.2.4 In the event that this Agreement is terminated by Parent pursuant to Section 7.1.6.1, then the Company shall pay to the Parent, within five (5) Business Days following such termination, (i) an amount equal to the Termination Fee and (ii) all reasonable and documented out of pocket expenses incurred by Parent (including fees and expenses of counsel, accountants, financial advisors, experts and consultants) in connection with this Agreement and the transactions contemplated hereby.

Section 7.2.2.5 In the event that this Agreement is terminated by the Company pursuant to Section 7.1.6.2, then Parent shall pay to the Company, within five (5) Business Days following such termination, (i) an amount equal to the Termination Fee and (ii) all reasonable and documented out of pocket expenses incurred by the Company (including fees and expenses of counsel, accountants, financial advisors, experts and consultants) in connection with this Agreement and the transactions contemplated hereby.

Section 7.2.2.6 In the event that this Agreement is terminated by the Company pursuant to Section 7.1.7.1, then the Company shall pay Parent (i) the Termination Fee on the effective date of such termination and (ii) all reasonable and documented out of pocket expenses incurred by Parent (including fees and expenses of counsel, accountants, financial advisors, experts and consultants) in connection with this Agreement and the transactions contemplated hereby.

Section 7.2.2.7 In the event that this Agreement is terminated by Parent pursuant to Section 7.1.7.2, then Parent shall pay the Company (i) the Termination Fee on the effective date of such termination and (ii) all reasonable and documented out of pocket expenses incurred by the Company (including fees and expenses of counsel, accountants, financial advisors, experts and consultants) in connection with this Agreement and the transactions contemplated hereby.

For purposes of this Section 7.2.2, the term “Parent Acquisition Proposal” and “Company Acquisition Proposal” shall have the meaning ascribed them in Section 8.4, except that references to “15%” shall be replaced by “50%”.

Section 7.2.3 All Payments.

All payments under Section 7.2 shall be made by wire transfer of immediately available funds to an account designated by the party entitled to receive payment.

Section 7.2.4 Non-Exclusive Remedies.

The parties acknowledge that the rights and remedies provided in this Agreement are cumulative and not alternative, and that payment of the fees and expenses described in Section 7.2.2 shall not be in lieu of liability incurred pursuant to Section 7.2.1.

Section 7.3 Amendment.

This Agreement may not be amended except by an instrument in writing signed by the parties hereto.

Section 7.4 Waiver.

At any time prior to the Effective Time, Parent and the Company may, to the extent permitted by applicable Law, (A) extend the time for the performance of any of the obligations or other acts of the other, (B) waive any inaccuracies in the representations and warranties of the other contained herein or in any document delivered pursuant hereto and (C) waive compliance by the other with any of the agreements or conditions contained herein. Any such extension or waiver shall be valid only if set forth in an instrument in writing signed by the party or parties making such waiver, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure or for any other period not specifically provided in the waiver.

Article 8.

GENERAL PROVISIONS

Section 8.1 Non-Survival of Representations and Warranties.

None of the representations and warranties in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time. This Section 8.1 shall not limit any covenant or agreement of the parties to the extent its terms contemplate performance in whole or in part after the Effective Time, but any other covenants and agreements shall not survive the Effective Time.

Section 8.2 Fees and Expenses.

Subject to Section 7.2 of this Agreement, and except with respect to costs and expenses of printing and mailing the Joint Proxy Statement/Prospectus and all filing and other fees paid to the SEC in connection with the Merger which shall be borne equally by the Company and Parent, all expenses incurred by the parties hereto shall be borne solely and entirely by the party which has incurred the same.

Section 8.3 Notices.

Any notices or other communications required or permitted under, or otherwise in connection with this Agreement, shall be in writing and shall be deemed to have been duly given when delivered in person or upon electronic confirmation of receipt when transmitted by electronic mail or facsimile transmission (but only if followed by transmittal by national overnight courier or hand for delivery on the next Business Day) or on receipt after dispatch by registered or certified mail, postage prepaid, addressed, or on the next Business Day if transmitted by national overnight courier, in each case as follows:

If to Parent, addressed to it at:

FirstMerit Corporation

III Cascade Plaza, 7th Floor

Akron, Ohio 44308

Facsimile: (330) 384-7271

Attention: General Counsel

with a copy to:

Jones Day

901 Lakeside Avenue

Cleveland, Ohio 44114

Facsimile: (216) 579-0212

Attention: Lyle G. Ganske

                 Peter E. Izanec

If to the Company, addressed to it at:

Citizens Republic Bancorp, Inc.

328 S. Saginaw Street

Flint, Michigan 48502

Facsimile: (810) 257-2570

Attention: General Counsel

with a copy to:

Dykema Gossett PLLC

39577 Woodward Avenue, Suite 300

Bloomfield Hills, MI 48301

Facsimile: (248) 203-0763

Attention: Rex E. Schlaybaugh, Jr.

Section 8.4 Certain Definitions.

For purposes of this Agreement, the term:

“Acquired Company IP” means all Intellectual Property in which any of the Company and Company Subsidiaries has an ownership interest (in whole or in part) or right, including all Company Owned IP and Company Licensed IP.

“Action” means any action, suit, claim, demand, inquiry, arbitration, mediation, interference, opposition, re-examination, concurrent use, cancellation or other dispute resolution or proceeding.

“affiliate” means a person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, the first-mentioned person.

“Antitrust Laws” means the Sherman Antitrust Act of 1890, as amended, the Clayton Antitrust Act of 1914, as amended, the HSR Act, the Federal Trade Commission Act of 1914, as amended, and all other applicable competition, merger control, antitrust, trade regulation or similar transnational, national, federal or state, domestic or foreign Laws, and other Laws and administrative and judicial doctrines that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition.

“Average Price” means the aggregate volume weighted average per share price, rounded to two decimal points, of Parent Common Stock on the Nasdaq as reported by Bloomberg L.P. for the twenty consecutive Business Days in which shares are traded on the Nasdaq in the period immediately preceding the third Business Day before the date of Closing.

“Banking Authority” means any of the following: the Federal Reserve, the OCC, the UST, the FDIC and a state banking regulatory authority.

“beneficial ownership” (and related terms such as “beneficially owned” or “beneficial owner”) has the meaning set forth in Rule 13d-3 under the Exchange Act.

“Blue Sky Laws” means state securities or “blue sky” laws.

“Book-Entry Shares” shall mean shares of Company Common Stock evidenced in book-entry form on the records of the Company, or the Company’s transfer agent on behalf of the Company, immediately prior to the Effective Time.

“Business Day” shall mean any day other than a day on which the SEC shall be closed.

“Certificate” shall mean, with respect to shares of Company Common Stock, certificates that, immediately prior to the Effective Time, represented any such shares.

“Company Acquisition Proposal” means any bona fide offer or proposal concerning any (A) merger, consolidation, business combination, recapitalization, liquidation or dissolution or similar transaction involving the Company or any Significant Subsidiary of the Company, (B) sale, lease, exchange, transfer or other disposition directly or indirectly by merger, consolidation, business combination, share exchange, joint venture, or otherwise of assets of the Company or any Company Subsidiary representing 15% or more of the consolidated assets of the Company and the Company Subsidiaries, taken as a whole, (C) inquiry, issuance, sale, or other disposition of (including by way of merger, consolidation, business combination, tender offer, share exchange, joint venture, or any similar transaction) Equity Interests representing 15% or more of the voting power of the Company or (D) transaction in which any person or group shall acquire beneficial ownership, or the right to acquire beneficial ownership of 15% or more of the outstanding voting capital stock of the Company or (E) any combination of, or any transaction similar to, the foregoing (other than the Merger), as the same may be amended or revised from time to time.

“Company Adverse Recommendation Change” means (i) the withdrawal or failure to make (or modification in a manner adverse to Parent), or public proposal to withdraw (or modify in a manner adverse to Parent), the approval, recommendation or declaration of advisability by the Company Board or any committee thereof of this Agreement or the Merger, (ii) recommendation of the approval or adoption of, or the taking of a position other than “against” (or any public proposal to approve or adopt), any Company Acquisition Proposal by the Company Board or any committee thereof; or (iii) failure to recommend to the Company’s shareholders that approval of this Agreement is advisable at the Company Shareholders’ Meeting.

“Company Bank” means Citizens Bank, organized under the laws of the State of Michigan and a wholly owned Subsidiary of the Company.

“Company Board” means the Board of Directors of the Company.

“Company IT Systems” means all computer systems, networks, hardware, Software, databases, websites, and equipment used to process, store, maintain and operate data, information, and functions used in connection with the business of Company.

“Company Lease” means any Contract where any real property or interest in real property is leased by the Company or any Company Subsidiary.

“Company Licensed IP” means any Intellectual Property licensed to the Company or any Company Subsidiary pursuant to a Company Material Contract listed or required to be listed in Section 3.12 of the Company Disclosure Schedule.

“Company Material Adverse Effect” means any change, effect, event, occurrence, state of facts or development that (i) is or would reasonably be expected to be material and adverse to the business, assets, properties, condition (financial or otherwise) or results of operations of the Company and the Company Subsidiaries, taken as a whole; provided, however, that none of the following shall be deemed in themselves, either alone or in combination, to constitute, and that none of the following shall be taken into account in determining whether there has been or will be, a Company Material Adverse Effect: (A) any adverse change, effect, event, occurrence, state of facts or development demonstrably resulting from the announcement, pendency or consummation of the Merger or the transactions contemplated hereby, including any rating agency downgrade of the Company resulting therefrom; (B) any adverse change, effect, event, occurrence, state of facts or development attributable to conditions generally affecting any of the industries in which the Company participates, the U.S. economy or financial or credit markets (including changes in prevailing interest rates, credit availability, liquidity and quality, currency exchange rates, price levels or trading volumes in the United States or foreign securities markets); (C) any adverse change, effect, event, occurrence, state of facts or development arising from or relating to actions expressly required by the terms of this Agreement, or action taken, or failure to act, to which Parent has been informed of and consented in writing prior thereto; (D) changes in Laws after the date hereof; (E) changes in GAAP after the date hereof; (F) any outbreak or escalation of hostilities, declared or undeclared acts of war or terrorism; (G) any failure by the Company to meet any published or internally prepared estimates of revenues, earnings or other economic performance for any period ending on or after the date of this Agreement and prior to Closing (other than in connection with a failure to appropriately update such estimates to the extent there is a duty to update under applicable Law); or (H) a decline in the price of the Company Common Stock on the Nasdaq or any other trading market (it being understood that the facts and circumstances giving rise to such events specified in clauses (G) and (H) may be deemed to constitute, and may be taken into account in determining whether there has been a Company Material Adverse Effect to the extent such facts and circumstances are not otherwise included in clauses (A)-(F) of this definition), except, with respect to clauses (B), (D), (E) and (F), to the extent that the effects of such change are disproportionately adverse to the business, assets, properties, condition (financial or otherwise) or results of the Company and the Company Subsidiaries, taken as a whole, as compared to other companies in the industry in which the Company and the Company Subsidiaries operate; or (ii) prevents or materially impairs or delays the ability of the Company to perform its obligations under this Agreement or to consummate the Merger or any of the other transactions contemplated hereby or would reasonably expect to do so.

“Company Owned IP” means any Intellectual Property owned by either the Company or any Company Subsidiary, in whole or in part.

“Company Superior Proposal” means an unsolicited, bona fide Company Acquisition Proposal (with all of the percentages included in the definition of Company Acquisition Proposal increased to fifty percent (50%) for purposes of this definition) made by a third party which, in the good faith judgment of the Company Board (after consultation with a financial advisor of nationally recognized reputation and the Company’s outside legal counsel) would, if consummated, result in a transaction that is more favorable, from a financial point of view, to the Company’s shareholders than the Merger or the transactions contemplated by this Agreement (as amended from time to time, including in connection with Parent’s rights under Section 5.7.4).

“Contract” means any written or oral agreement, contract, indenture, instrument, lease, license, or undertaking or other legally binding commitment or obligation.

“control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a person, whether through the ownership of stock or as trustee or executor, by contract or otherwise.

“Copyrights” means all copyrights, whether in published or unpublished works, rights in databases and data collections, mask work rights, rights in Software and web site content, rights to compilations and collective works, rights to derivative works of any of the foregoing, registrations and applications for registration for any of the foregoing and renewals or extensions thereof, and moral rights and economic rights in the foregoing.

“Domain Names” means Internet electronic addresses, uniform resource locators and alphanumeric designations associated therewith registered with or assigned by any domain name registrar, domain name registry or other domain name registration authority as part of an electronic address on the Internet and all applications for any of the foregoing.

“Environmental Laws” means any Law relating to the pollution, protection, investigation or restoration of the environment, including, without limitation, those relating to the use, handling, presence, transportation, treatment, storage, disposal, release, threatened release or discharge, or the exposure of persons to, of Hazardous Materials.

“Environmental Permits” means any permit, approval, license or other authorization required under any applicable Environmental Law.

“Equity Interest” means any capital stock, partnership, membership or similar interest in any entity, and any option, warrant, right or security convertible, exchangeable or exercisable therefor.

“Exchange Act” shall mean the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“FDIC” means the Federal Deposit Insurance Corporation.

“FHLB” means the Federal Home Loan Bank.

“Federal Reserve” means the Board of Governors of the Federal Reserve System or its delegees.

“GAAP” means generally accepted accounting principles as applied in the United States.

“Governmental Authority” means any nation or government, any state or other political subdivision thereof, any entity exercising executive, legislative, judicial, regulatory or administration functions of or pertaining to government, including any government authority, agency, department, board, commission or instrumentality of the United States, any foreign government, any State of the United States or any political subdivision thereof (including the Banking Authorities and the United States Department of Justice), and any court, tribunal or arbitrator(s) of competent jurisdiction.

“group” is defined as in Rule 13d-5(b) promulgated under the Exchange Act, except where the context otherwise requires.

“Hazardous Materials” means any chemical, material, waste or other substance defined as “toxic” or “hazardous” or otherwise regulated under any applicable Environmental Law, including petroleum and petroleum-containing materials, asbestos and asbestos-containing materials, radiation and radioactive materials and polychlorinated biphenyls.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations thereunder.

“Intellectual Property” means Copyrights, Domain Names, Patents, Software, trademarks and trade secrets, all tangible embodiments of the foregoing, and all rights to enforce rights in and to collect damages for past, present and future violations of the foregoing.

“IRS” means the United States Internal Revenue Service.

“knowledge” will be deemed to be present with respect to Parent or the Company, as applicable, when the matter in question was actually known after due inquiry to any executive officer of Parent (in the case of Parent) or to any executive officer of the Company (in the case of the Company) on or prior to the date of this Agreement.

“Law” means any foreign or domestic law, statute, code, ordinance, rule, regulation, agency requirement, common law, order, judgment, writ, stipulation, award, injunction or decree.

“Litigation” means any (i) action, arbitration or lawsuit, (ii) criminal prosecution, examination, or investigation by any Governmental Authority, or (iii) compliance review, administrative hearing or other governmental proceeding relating to a party, but shall not include in any case any regular, periodic examinations of depository institutions and their affiliates by applicable Banking Authorities.

“Loans” means any written loan, loan agreement, note or borrowing arrangement (including leases, credit enhancements, guarantees and interest bearing assets).

“Nasdaq” means The Nasdaq Stock Market.

“Necessary Governmental Approvals” means the approvals of all applicable Governmental Authorities in connection with the Banking Filings (other than in respect of the Bank Merger).

“OCC” means the Office of the Comptroller of the Currency of the United States.

“Other Filings” means all filings made by, or required to be made by, the Company or Parent with the SEC other than the Registration Statement and Joint Proxy Statement/Prospectus.

“Parent Acquisition Proposal” means any bona fide offer or proposal concerning any (A) merger, consolidation, business combination, recapitalization, liquidation or dissolution or similar transaction involving Parent where the holders of the Parent Common Stock immediately prior to the consummation thereof represent less than 85% of the holders of the resulting entity, (B) sale, lease, exchange, transfer or other disposition directly or indirectly by merger, consolidation, business combination, share exchange, joint venture, or otherwise of assets of Parent or any Parent Subsidiary representing 15% or more of the consolidated assets of Parent and the Parent Subsidiaries, taken as a whole, (C) inquiry, issuance, sale, or other disposition of (including by way of merger, consolidation, business combination, tender offer, share exchange, joint venture, or any similar transaction) Equity Interests representing 15% or more of the voting power of Parent or (D) transaction in which any person or group shall acquire beneficial ownership, or the right to acquire beneficial ownership of 15% or more of the outstanding voting capital stock of Parent or (E) any combination of, or any transaction similar to, the foregoing (other than the Merger), as the same may be amended or revised from time to time.

“Parent Adverse Recommendation Change” means (i) the withdrawal or failure to make (or modification in a manner adverse to the Company), or public proposal to withdraw (or modify in a manner adverse to the Company), the approval, recommendation or declaration of advisability by the Parent Board or any committee thereof of this Agreement or the Merger, (ii) recommendation of the approval or adoption of, or the taking of a position other than “against” (or any public proposal to approve or adopt), any Parent Acquisition Proposal by the Parent Board or any committee thereof; or (iii) failure to recommend to the Parent’s shareholders that approval of this Agreement and the Merger is advisable at the Parent Shareholders’ Meeting.

“Parent Bank” means FirstMerit Bank, N.A., a national banking association organized under the Laws of the United States and a wholly owned Subsidiary of Parent.

“Parent Material Adverse Effect” means any change, effect, event, occurrence, state of facts or development that (i) is or would reasonably be expected to be material and adverse to the business, assets, properties, condition (financial or otherwise) or results of operations of Parent and the Parent Subsidiaries, taken as a whole; provided, however, that none of the following shall be deemed in themselves, either alone or in combination, to constitute, and that none of the following shall be taken into account in determining whether there has been or will be, a Parent Material Adverse Effect: (A) any adverse change, effect, event, occurrence, state of facts or development demonstrably resulting from the announcement to the announcement or pendency of the Merger or the transactions contemplated hereby, including any rating agency downgrade of Parent resulting therefrom; (B) any adverse change, effect, event, occurrence, state of facts or development after the date hereof, attributable to conditions generally affecting any of the industries in which Parent participates, the U.S. economy or financial or credit markets (including changes in prevailing interest rates, credit availability, liquidity and quality, currency exchange rates, price levels or trading volumes in the United States or foreign securities markets); (C) any adverse change, effect, event, occurrence, state of facts or development arising from or relating to actions expressly required by the terms of this Agreement, or action taken, or failure to act, to which the Company has been informed of and consented in writing prior thereto; (D) changes in Laws after the date hereof; (E) changes in GAAP after the date hereof; or (F) any outbreak or escalation of hostilities, declared or undeclared acts of war or terrorism; (G) any failure by Parent to meet any published or internally prepared estimates of revenues, earnings or other economic performance for any period ending on or after the date of this Agreement and prior to Closing (other than in connection with a failure to appropriately update such estimates to the extent there is a duty to update under applicable Law); or (H) a decline in the price of the Parent Common Stock on the Nasdaq or any other trading market, (it being understood that the facts and circumstances giving rise to such events specified in clauses (G) and (H) may be deemed to constitute, and may be taken into account in determining whether there has been a Parent Material Adverse Effect to the extent such facts and circumstances are not otherwise included in clauses (A)-(F) of this definition), except, with respect to clauses (B), (D), (E) and (F), to the extent that the effects of such change are disproportionately adverse to the business, assets, properties, condition (financial or otherwise) or results of Parent and the Parent Subsidiaries, taken as a whole, as compared to other companies in the industry in which Parent and the Parent Subsidiaries operate; or (ii) prevents or materially impairs or delays the ability of Parent to perform its obligations under this Agreement or to consummate the Merger or any of the other transactions contemplated hereby or would reasonably expect to do so.

“Parent Owned IP” means any Intellectual Property owned by either Parent or any Parent Subsidiary in whole or in part.

“Parent Superior Proposal” means an unsolicited, bona fide Parent Acquisition Proposal (with all of the percentages included in the definition of Parent Acquisition Proposal increased to fifty percent (50%) for purposes of this definition) made by a third party which, in the good faith judgment of the Parent Board (after consultation with a financial advisor of nationally recognized reputation and the Parent’s outside legal counsel) would, if consummated, result in a transaction that is more favorable, from a financial point of view, to the Parent’s shareholders than the Merger or the transactions contemplated by this Agreement (as amended from time to time, including in connection with the Company’s rights under Section 5.8.4).

“Patents” means all patents, industrial and utility models, industrial designs, petty patents, patents of importation, patents of addition, certificates of invention, and any other indicia of invention ownership issued or granted by any Governmental Authority, including all provisional applications, priority and other applications, divisionals, continuations (in whole or in part), extensions, reissues, reexaminations or equivalents or counterparts of any of the foregoing; and moral and economic rights of inventors in any of the foregoing.

“Permitted Liens” means (i) liens or other encumbrances for Taxes not yet due and payable or that are being contested in good faith by appropriate proceedings, (ii) liens or other encumbrances in favor of vendors, carriers, warehousemen, repairmen, mechanics, workmen, materialmen, construction or similar liens or other encumbrances arising in the ordinary course of business and by operation of Law and with respect to amounts that are not delinquent, (iii) liens for utilities and other governmental charges that, in each case, are not yet due or payable, are being contested in good faith by appropriate proceedings or may thereafter be paid without giving rise to any material penalty or material additional cost or liability, (iv) matters of record or registered liens (other than liens for borrowed money) affecting title to any owned or leased real property of a person and its Subsidiaries, (v) requirements and restrictions of zoning, building and other applicable Laws and municipal bylaws, and development, site plan, subdivision or other agreements with municipalities that do not materially and adversely affect the use of the owned or leased real property of a person and its Subsidiaries affected thereby as currently used in the business of such person and its Subsidiaries, (vi) statutory liens of landlords for amounts not yet due and payable, (vii) defects, irregularities or imperfections of title and other liens which do not materially impair the continued use of the asset or property to which they relate; (viii) with respect to a person and its Subsidiaries, liens arising under any credit agreement existing as of the date hereof; (ix) pledges or liens in connection with FHLB borrowings; and (x) repurchase agreements with Governmental Authorities incurred in the ordinary course of business; provided, that the aggregate amount of such liens described in (i) through (viii) would not reasonably be expected to have a Company Material Adverse Effect or a Parent Material Adverse Effect, as the case may be.

“person” means an individual, corporation, limited liability company, partnership, association, trust, unincorporated organization or other entity or group.

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Significant Subsidiary” means any Company Subsidiary that would constitute a “significant subsidiary” of such person within the meaning of Rule 1-02 of Regulation S-X promulgated by the SEC (with all of the percentages included in such definition increased to 10% for purposes of this definition).

“Software” means computer software in any form, including object code, source code and code development tools, and regardless of the method stored or the media upon which it resides.

“Subsidiary” or “Subsidiaries” of Parent, the Company or any other person means any corporation, partnership, joint venture or other legal entity of which Parent, the Company or such other person, as the case may be (either alone or through or together with any other Subsidiary), owns, directly or indirectly, a majority of the stock or other equity interests the holders of which are generally entitled to vote for the election of the board of directors or other governing body of such corporation or other legal entity.

“Takeover Laws” means any “moratorium,” “fair price,” “affiliate transaction,” “business combination,” “control share acquisition” or other similar provision of any state Law.

“Tax Returns” means any report, return, claim for refund, election, estimated tax filing or declaration required to be supplied to any Governmental Authority or domestic or foreign taxing authority with respect to Taxes, including any schedule or attachment thereto, and including any amendments thereof.

“Taxes” means any and all (A) taxes, fees, levies, duties, tariffs, imposts and other charges of any kind (together with any and all interest, penalties, additions to tax and additional amounts imposed with respect thereto) imposed by any Governmental Authority or domestic or foreign taxing authority, including, without limitation, income, franchise, windfall or other profits, gross receipts, premiums, property, sales, use, net worth, capital stock, payroll, employment, social security, workers’ compensation, unemployment compensation, excise, withholding, ad valorem, stamp, transfer, value-added, gains tax and license, registration and documentation fees; , (B) liability for the payment of any amounts of the type described in clause (A) as a result of being a member of an affiliated, consolidated, combined, unitary or aggregate group or a transferee or successor; and (C) liability for the payment of any amounts as a result of an express or implied obligation to indemnify any other person with respect to the payment of any amounts of the type described in clause (A) or (B).

“Termination Fee” means an amount in cash equal to $37,500,000.

Section 8.5 Interpretation; Terms Defined Elsewhere.

When a reference is made in this Agreement to Articles, Sections, Schedules or Exhibits, such reference shall be to an Article of, Section of, Schedule to or Exhibit to this Agreement unless otherwise indicated. The words “include,” “includes” and “including” when used herein shall be deemed in each case to be followed by the words “without limitation.” The words “hereof,” “herein” and “hereunder” and words of like import used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. Terms defined in the singular in this Agreement shall also include the plural and vice versa. The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if” unless the context in which such phrase is used shall dictate otherwise. The following terms are defined elsewhere in this Agreement, as indicated below:

“Agreement”	Preamble

“Allowance”	Section 3.22.4

“Applicable Banking Laws”	Section 5.9.1

“Bank Merger”	Section 5.20

“Banking Filings”	Section 5.9.1

“BHCA”	Section 3.1

“Certificates of Merger”	Section 1.3

“CIC Agreement Employee”	Section 5.13.5

“Closing”	Section 1.2

“Code”	Recitals

“Company”	Preamble

“Company Articles”	Section 3.2

“Company Benefit Plan”	Section 3.10.1

“Company Bylaws”	Section 3.2

“Company Common Stock”	Section 2.1.1.1

“Company Disclosure Schedule”	Article 3

“Company Employees”	Section 5.13.1

“Company Material Contract”	Section 3.12.1

“Company Option”	Section 2.2.1

“Company Permits”	Section 3.6.1

“Company Preferred Stock”	Section 3.3.1

“Company Recommendation”	Section 5.4.1

“Company Regulatory Agreement”	Section 3.6.1

“Company Representatives”	Section 5.6.2

“Company Restricted Stock”	Section 2.3.1

“Company RSUs”	Section 2.3.1

“Company SEC Filings”	Section 3.7.1

“Company Shareholders’ Meetings”	Section 5.5.1.1

“Company Stock Plans”	Section 2.2.1

“Company Subsidiary”	Section 3.1

“Confidentiality Agreement”	Section 5.6.5

“Covered Persons”	Section 5.14.1

“CRA”	Section 3.6.2

“D&O Insurance”	Section 5.14.3

“Disclosure Schedules”	Article 4

“Effective Time”	Section 1.3

“ERISA”	Section 3.10.1

“Exchange Agent”	Section 2.4.1

“Exchange Fund”	Section 2.4.2

“Exchange Ratio”	Section 2.1.1.1

“Existing Policies”	Section 5.14.3

“Fair Lending Laws”	Section 3.6.2

“FASB”	Section 3.10.2

“FDIC Consent”	Section 6.1.6

“Government Order”	Section 3.13

“Joint Proxy Statement/Prospectus”	Section 5.4.1

“Majority Parent Shareholders”	Section 4.19

“MBCA”	Recitals

“Merger”	Recitals

“Merger Consideration”	Section 2.1.1.1

“OFAC”	Section 3.6.2

“Outside Date”	Section 7.1.2

“Parent”	Preamble

“Parent Benefit Plan”	Section 4.10.1

“Parent Board”	Section 5.4.1

“Parent Bylaws”	Section 4.2

“Parent Charter”	Section 4.2

“Parent Common Stock”	Section 2.1.1.1

“Parent Corporation Law”	Recitals

“Parent Disclosure Schedule”	Article 4

“Parent Material Contract”	Section 4.12.1

“Parent Options”	Section 4.3.1

“Parent Permits”	Section 4.6.1

“Parent Preferred Stock”	Section 4.3.1

“Parent Recommendation”	Section 5.4.1

“Parent Regulatory Agreement”	Section 4.6.1

“Parent Representatives”	Section 5.6.1

“Parent Restricted Stock”	Section 4.3.1

“Parent SEC Filings”	Section 4.7.1

“Parent Shareholders’ Meeting”	Section 5.5.2

“Parent Stock Plans”	Section 4.3.1

“Parent Subsidiary”	Section 4.1

“Registration Statement”	Section 5.4.1

“Required Company Shareholders”	Section 3.19

“Required Parent Shareholders”	Section 4.19

“Required TARP Preferred Holders”	Section 3.19

“SOX”	Section 3.7.2

“Surviving Corporation”	Section 1.1

“TARP Preferred Stock”	Section 2.1.1.2

“TARP Purchase Agreement”	Section 5.5.1.2

“TARP Warrant”	Section 2.2.3

“Transfer Taxes”	Section 5.16

“Trust Preferred Securities”	Section 5.18

“UST”	Section 2.2.3

Section 8.6 Headings.

The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

Section 8.7 Severability.

If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the extent possible.

Section 8.8 Entire Agreement.

This Agreement (together with the Exhibits, the Disclosure Schedules and the other documents delivered pursuant hereto) and the Confidentiality Agreement constitute the entire agreement of the parties and supersede all prior agreements and undertakings, both written and oral, between the parties, or any of them, with respect to the subject matter hereof.

Section 8.9 Assignment.

This Agreement shall not be assigned by operation of Law or otherwise without the prior written consent of the other party (which shall not unreasonably be withheld or delayed) and any purported assignment hereof shall be null and void.

Section 8.10 Parties in Interest.

This Agreement shall be binding upon and inure solely to the benefit of each party hereto and their respective successors and assigns, and nothing in this Agreement, express or implied, other than pursuant to Section 5.14 hereof and Section 5.13.7(iv) of the Company Disclosure Schedule, is intended to or shall confer upon any other person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement. The representations and warranties in this Agreement are the product of negotiations among the parties and are for the sole benefit of the parties. The representations and warranties in this Agreement may represent an allocation among the parties of risks associated with particular matters regardless of the knowledge of any of the parties and may have been qualified by certain disclosures not reflected in the text of this Agreement. Accordingly, persons other than the parties may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date.

Section 8.11 Mutual Drafting.

Each party hereto has participated in the drafting of this Agreement, which each party acknowledges is the result of extensive negotiations between the parties.

Section 8.12 Governing Law; Consent to Jurisdiction; Waiver of Trial by Jury.

Section 8.12.1 This Agreement shall be governed by, and construed in accordance with, the internal Laws of the State of Delaware, without regard to Laws that may be applicable under conflicts of Laws principles.

EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE IT HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT AND ANY OF THE

AGREEMENTS DELIVERED IN CONNECTION HEREWITH OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE EITHER OF SUCH WAIVERS, (B) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVERS, (C) IT MAKES SUCH WAIVERS VOLUNTARILY, AND (D) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 8.12.3.

Section 8.13 Disclosure.

Each party hereto has or may have set forth information in its respective Disclosure Schedule in a section thereof that corresponds to the section of this Agreement to which it relates. A matter set forth in one section of the Disclosure Schedule need not be set forth in any other section of the Disclosure Schedule so long as its relevance to the latter section of the Disclosure Schedule or section of the Agreement is reasonably apparent on the face of the information disclosed in the Disclosure Schedule. The fact that any item of information is disclosed in a Disclosure Schedule to this Agreement shall not be construed to mean that such information is required to be disclosed by this Agreement. Such information and the dollar thresholds set forth herein shall not be used as a basis for interpreting the terms “material,” “Company Material Adverse Effect” or “Parent Material Adverse Effect” or other similar terms in this Agreement.

Section 8.14 Counterparts.

This Agreement may be executed in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

Section 8.15 Specific Performance.

The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in addition to any other remedy to which they are entitled at Law or in equity.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, Parent and the Company have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

FIRSTMERIT CORPORATION

By:	/s/ Paul G. Greig
Name: Paul G. Greig
Its: Chairman and Chief Executive Officer

CITIZENS REPUBLIC BANCORP, INC.

By:	/s/ James L. Wolohan
Name: James L. Wolohan
Its: Chairman of the Board

[Signature Page to Merger Agreement]

Appendix B

[RBCCM CAPITAL MARKETS LETTERHEAD]

September 12, 2012

The Board of Directors

First Merit Corporation

III Cascade Plaza CAS 80

Akron, OH 44308

Members of the Board:

You have requested our opinion as to the fairness, from a financial point of view, to FirstMerit Corporation, an Ohio corporation (“Parent”), of the Exchange Ratio (as defined below) to be paid under the terms of that certain Agreement and Plan of Merger (the “Agreement”), dated as of September 12, 2012, by and between Parent and Citizens Republic Bancorp, Inc., a Michigan corporation (the “Company”). Capitalized terms used herein shall have the meanings used in the Agreement unless otherwise defined herein.

The Agreement provides, among other things, that the Company will merge with and into the Parent (the “Merger”) and, at the Effective Time, the corporate existence of the Company will cease and each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (other than Company Common Stock held by Parent, any wholly owned Subsidiary of Parent, in the treasury of the Company or owned by any wholly owned Subsidiary of the Company (other than shares held in trust accounts or otherwise held for or on behalf of third parties in a fiduciary, custodian or similar capacity where none of the Company, Parent or their respective Subsidiaries is the beneficial owner), which, along with all similarly held TARP Preferred Stock, will be cancelled without any conversion thereof or payment therefor) will be converted into the right to receive 1.37 shares (the “Exchange Ratio”) of Parent’s common stock, no par value per share (“Parent Common Stock”). The Agreement also provides, among other things, that each share of Company Restricted Stock outstanding immediately prior to the Effective Time will be immediately vested and, at the Effective Time, will be converted into Parent Common Stock at the Exchange Ratio. The terms and conditions of the Merger are more fully set forth in the Agreement.

RBC Capital Markets, LLC (“RBCCM”), as part of its investment banking services, is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, corporate restructurings, underwritings, secondary distributions of listed and unlisted securities, private placements, and valuations for corporate and other purposes.

We are acting as a financial advisor to Parent in connection with the Merger and we will receive a fee for our services upon delivery of this opinion, which is not contingent upon the successful completion of the Merger. In addition, for our services as financial advisor to Parent in connection with the Merger, if the Merger is successfully completed, we will receive an additional fee. In addition, if, in connection with the Merger not being completed, Parent receives a termination fee, we will be entitled to a specified percentage of that fee in cash, when it is received by Parent. In the event the Merger is not completed, we will be entitled to receive a similar contingent transaction fee in connection with any other transaction or series of transactions whereby, directly or indirectly, a majority of capital stock of the Company or substantially all of its assets is transferred to Parent or persons affiliated with Parent, including significant stockholders, for consideration, if such other transaction or series of transactions is consummated at any time pursuant to a definitive agreement, letter of intent or other evidence of commitment entered into during the term of our engagement or within twelve months thereafter. Parent has also agreed to reimburse us for certain expenses and indemnify us for certain liabilities that may arise out of our engagement.

In the ordinary course of business, RBCCM may act as a market maker and broker in the publicly traded securities of Parent and/or the Company and receive customary compensation, and may also actively trade securities of Parent and/or the Company for our own account and the accounts of our customers, and, accordingly, RBCCM and its affiliates, may hold a long or short position in such securities.

RBCCM has provided investment banking and financial advisory services to Parent in the past, for which it received customary fees. In light of RBCCM’s prior services to Parent and its financial advisory role for Parent in connection with the Merger, RBCCM anticipates that it may be selected by Parent to provide investment banking and financial advisory and/or financing services that may be required by Parent in the future, regardless of whether the Merger is successfully completed.

For the purposes of rendering our opinion, we have undertaken such review, analyses and inquiries as we deemed necessary or appropriate under the circumstances, including the following: (i) we reviewed the financial terms of the Agreement; (ii) we reviewed and analyzed certain publicly available financial and other data with respect to Parent and the Company and certain other relevant information, including historical operating data, relating to Parent and the Company made available to us from published sources and/or from the internal records of Parent and the Company, respectively; (iii) we reviewed financial projections and forecasts of Parent, as prepared and provided to us by Parent’s management, and of the Company, including estimated synergies from the Merger, in each case as prepared and provided to us by Parent’s management (collectively, “Forecasts”); (iv) we conducted discussions with members of the senior managements of Parent and the Company with respect to the business prospects and financial outlook of Parent and the Company as standalone entities as well as the strategic rationale and potential benefits of the Merger; (v) we reviewed certain reported historical prices, trading activity and Wall Street research price targets for Parent Common Stock and Company Common Stock; (vi) we performed a valuation analysis of each of Parent and the Company as a standalone entity, using comparable company and discounted cash flow analyses with respect to each of Parent and the Company as well as precedent transaction analysis with respect to the Company; and (vii) we performed other financial studies and analyses as we deemed appropriate.

Several analytical methodologies have been employed and no one method of analysis should be regarded as critical to the overall conclusions we have reached. Each analytical technique has inherent strengths and weaknesses, and the nature of the available information may further affect the value of particular techniques. The overall conclusions we have reached are based on all the analysis and factors presented, taken as a whole, and also on application of our own experience and judgment. Such conclusions may involve significant elements of subjective judgment and qualitative analysis. We therefore give no opinion as to the value or merit standing alone of any one or more parts of the analyses.

In rendering our opinion, we have assumed at your direction and relied upon the accuracy and completeness of all the information that was publicly available to us and all of the financial, legal, tax, operating and other information provided to or discussed with us by Parent or the Company (including, without limitation, the financial statements and related notes thereto of each of Parent and the Company, respectively), and have not assumed responsibility for independently verifying and have not independently verified any such information. We have assumed at your direction that all Forecasts and other information provided to us by Parent or the Company, as the case may be, including, for example, Forecasts with respect to certain cost and revenue synergies expected to be realized from the Merger, were reasonably prepared or obtained on bases reflecting the best currently available information, estimates and good faith judgment of the persons preparing or obtaining the same as to the future financial performance of Parent or the Company (as the case may be), respectively, as standalone entities (or, in the case of the projected synergies, as a combined company). We express no opinion as to such Forecasts or information or the information or assumptions upon which they were based.

In rendering our opinion, we have not assumed any responsibility to perform, and have not performed, an independent valuation or appraisal of any of the assets or liabilities of Parent or the Company, and we have not been furnished with any such valuations or appraisals. We have not assumed any obligation to conduct, and have not conducted, any physical inspection of the property or facilities of Parent or the Company. We have not investigated, and make no assumption regarding, any litigation or other claims affecting Parent or the Company.

We have assumed at your direction, in all respects material to our analysis, that all conditions to the consummation of the Merger will be satisfied without waiver or modification thereof or delay therein, and that all governmental, regulatory or other consents and approvals necessary for the consummation of the Merger will be obtained without any adverse effect on the Parent or the Company or on the consummation of the Merger.

Our opinion speaks only as of the date hereof, is based on the conditions as they exist and information which we have been supplied as of the date hereof, and is without regard to any market, economic, financial, legal or other circumstance or event of any kind or nature which may exist or occur after such date. We have not undertaken to reaffirm or revise this opinion or otherwise comment upon events occurring after the date hereof and do not have an obligation to update, revise or reaffirm this opinion. Without limiting the foregoing, we are not expressing any opinion herein as to the prices at which Parent Common Stock or Company Common Stock have traded or will trade following the announcement of the Merger nor the prices at which Company Common Stock will trade following the consummation of the Merger.

The opinion expressed herein is provided for the information and assistance of the Board of Directors of Parent in connection with the Merger. We express no opinion and make no recommendation to any stockholder of Parent as to how such stockholder should vote with respect to the Parent Proposal or any other proposal to be voted upon by them in connection with the Merger. All advice and opinions (written and oral) rendered by RBCCM are intended for the use and benefit of the Board of Directors of Parent. Such advice or opinions may not be reproduced, summarized, excerpted from or referred to in any public document or given to any other person without the prior written consent of RBCCM. If required by applicable law, such opinion may be included in any disclosure document filed by Parent with the SEC with respect to the Merger; provided however, that such opinion must be reproduced in full and that any description of or reference to RBCCM be in a form reasonably acceptable to RBCCM and its counsel. RBCCM shall have no responsibility for the form or content of any such disclosure document, other than the opinion itself.

Our opinion does not address the merits of the underlying decision by Parent to engage in the Merger or the relative merits of the Merger as compared to any alternative business or financial strategy or transaction in which Parent might engage or that might otherwise be available to Parent.

Our opinion addresses solely the fairness of the Exchange Ratio, from a financial point of view, to Parent. Our opinion does not in any way address other terms or arrangements of the Merger or the Agreement, including, without limitation, the financial or other terms of any other agreement contemplated by, or to be entered into in connection with, the Agreement, nor does it address, and we express no opinion with respect to, the solvency of Parent or the impact thereon of the Merger. Further, in rendering our opinion we express no opinion about the fairness of the amount or nature of the compensation (if any) to any of Parent’s officers, directors or employees, or class of such persons, relative to the compensation to the public stockholders of the Company.

Our opinion has been approved by RBCCM’s Fairness Opinion Committee.

Based on our experience as investment bankers and subject to the foregoing, including the various assumptions and limitations set forth herein, it is our opinion that, as of the date hereof, the Exchange Ratio is fair, from a financial point of view, to Parent.

Very truly yours,

/s/ RBC Capital Markets, LLC

RBC CAPITAL MARKETS, LLC

J.P.Morgan

September 12, 2012

The Board of Directors

Citizens Republic Bancorp, Inc.

328 South Saginaw Street

Flint, Michigan 48502

Members of the Board of Directors:

You have requested our opinion as to the fairness, from a financial point of view, to the holders of common stock, no par value (the “Company Common Stock”), of Citizens Republic Bancorp, Inc. (the “Company”) of the Exchange Ratio (as defined below) in the proposed merger (the “Transaction”) of the Company with FirstMerit Corporation (the “Acquiror”). Pursuant to the Agreement and Plan of Merger (the “Agreement”), between the Company and the Acquiror, the Company will merge with and into Acquiror, with Acquiror as the surviving corporation, and each outstanding share of Company Common Stock, other than shares of Company Common Stock held in treasury or owned by the Acquiror, its wholly-owned subsidiaries or any wholly-owned subsidiary of the Company, will be converted into the right to receive 1.37 shares (the “Exchange Ratio”) of the Acquiror’s common stock, without par value (the “Acquiror Common Stock”).

In connection with preparing our opinion, we have (i) reviewed a draft dated September 12, 2012 of the Agreement; (ii) reviewed certain publicly available business and financial information concerning the Company and the Acquiror and the industries in which they operate; (iii) compared the financial and operating performance of the Company and the Acquiror with publicly available information concerning certain other companies we deemed relevant and reviewed the current and historical market prices of the Company Common Stock and the Acquiror Common Stock and certain publicly traded securities of such other companies; (iv) reviewed certain internal financial analyses and forecasts prepared by the management of the Company with respect to its business; (v) reviewed certain financial analyses and forecasts prepared by management of the Company with respect to the Acquiror and its business, which utilize certain analyst forecasts and information obtained through reverse due diligence, including presentations by management of the Acquiror; (vi) reviewed the estimated amount and timing of the cost savings and related expenses and synergies expected to result from the Transaction (the “Synergies”) as prepared by management of the Company; and (vii) performed such other financial studies and analyses and considered such other information as we deemed appropriate for the purposes of this opinion.

In addition, we have held discussions with certain members of the management of the Company and the Acquiror with respect to certain aspects of the Transaction, and the past and current business operations of the Company and the Acquiror, the financial condition and future prospects and operations of the Company and the Acquiror, the effects of the Transaction on the financial condition and future prospects of the Company and the Acquiror (including the Synergies), and certain other matters we believed necessary or appropriate to our inquiry.

In giving our opinion, we have relied upon and assumed the accuracy and completeness of all information that was publicly available or was furnished to or discussed with us by the Company and the Acquiror or otherwise reviewed by or for us, and we have not independently verified (nor have we assumed responsibility or liability for independently verifying) any such information or its accuracy or completeness. We have not conducted or been instructed to use any valuation or appraisal of any assets or liabilities, nor have we conducted any review of individual credit files of the Company or the Acquiror or evaluated the adequacy of loan loss reserves of the Company or the Acquiror or the solvency of the Company or the Acquiror under any state or federal laws relating to bankruptcy, insolvency or similar matters. In relying on financial analyses and forecasts provided to us or derived therefrom, including the Synergies, we have assumed that they have been reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by management as to the expected future results of operations and financial condition of the Company and the Acquiror to which such analyses or

C-1

forecasts relate. We express no view as to such analyses or forecasts (including the Synergies) or the assumptions on which they were based. We have also assumed that the Transaction and the other transactions contemplated by the Agreement will qualify as a tax-free reorganization for United States federal income tax purposes, and that the definitive Agreement will not differ in any material respects from the draft thereof furnished to us. We have also assumed that the representations and warranties made by the Company and the Acquiror in the Agreement and the related agreements are and will be true and correct in all respects material to our analysis. We are not legal, regulatory or tax experts and have relied on the assessments made by advisors to the Company with respect to such issues. We have further assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any adverse effect on the Company or the Acquiror or on the contemplated benefits of the Transaction and, without independent capital analysis, that the capital raised by Acquiror in connection with the Transaction will be consistent with the information provided to us by Acquiror and will not include any common equity.

Our opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. It should be understood that subsequent developments may affect this opinion and that we do not have any obligation to update, revise, or reaffirm this opinion. Our opinion is limited to the fairness, from a financial point of view, to the holders of the Company Common Stock of the Exchange Ratio in the proposed Transaction and we express no opinion as to the fairness of any consideration to be paid in connection with the Transaction to the holders of any other class of securities, creditors or other constituencies of the Company or as to the underlying decision by the Company to engage in the Transaction. Furthermore, we express no opinion with respect to the amount or nature of any compensation to any officers, directors, or employees of any party to the Transaction, or any class of such persons, relative to the Exchange Ratio applicable to the holders of the Company Common Stock in the Transaction or with respect to the fairness of any such compensation. We are expressing no opinion herein as to the price at which the Company Common Stock or the Acquiror Common Stock will trade at any future time.

We have acted as financial advisor to the Company with respect to the proposed Transaction and will receive a fee from the Company for our services, a substantial portion of which will become payable only if the proposed Transaction is consummated. Please be advised that during the two years preceding the date of this letter, neither we nor our affiliates have performed any other material financial advisory or other material financing or capital markets fundraising services for the Company or the Acquiror. During such period, certain of our affiliates performed certain treasury and securities services for the Acquiror. In the ordinary course of our businesses, we and our affiliates may actively trade the debt and equity securities of the Company or the Acquiror for our own account or for the accounts of customers and, accordingly, we may at any time hold long or short positions in such securities.

On the basis of and subject to the foregoing, it is our opinion as of the date hereof that the Exchange Ratio in the proposed Transaction is fair, from a financial point of view, to the holders of the Company Common Stock.

The issuance of this opinion has been approved by a fairness opinion committee of J.P. Morgan Securities LLC. This letter is provided to the Board of Directors of the Company (in its capacity as such) in connection with and for the purposes of its evaluation of the Transaction. This opinion does not constitute a recommendation to any shareholder of the Company as to how such shareholder should vote with respect to the Transaction or any other matter. This opinion may not be disclosed, referred to, or communicated (in whole or in part) to any third party for any purpose whatsoever except with our prior written approval. This opinion may be reproduced in full in any proxy or information statement mailed to shareholders of the Company but may not otherwise be disclosed publicly in any manner without our prior written approval.

Very truly yours,

/s/ J.P. Morgan Securities LLC
J.P. MORGAN SECURITIES LLC

C-2

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.	Indemnification of Directors and Officers.

Ohio Revised Code

Section 1701.13(E) of the Ohio Revised Code grants corporations broad powers to indemnify directors, officers, employees and agents. Section 1701.13(E) provides:

(1) A corporation may indemnify or agree to indemnify any person who was or is a party, or is threatened to be made a party, to any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative, other than an action by or in the right of the corporation, by reason of the fact that he is or was a director, officer, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, trustee, officer, employee, member, manager, or agent of another corporation, domestic or foreign, nonprofit or for profit, a limited liability company, or a partnership, joint venture, trust, or other enterprise, against expenses, including attorney’s fees, judgments, fines, and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit, or proceeding, if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, if he had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit, or proceeding by judgment, order, settlement, or conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, he had reasonable cause to believe that his conduct was unlawful.

(2) A corporation may indemnify or agree to indemnify any person who was or is a party, or is threatened to be made a party, to any threatened, pending, or completed action or suit by or in the right of the corporation to procure a judgment in its favor, by reason of the fact that he is or was a director, officer, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, trustee, officer, employee, member, manager, or agent of another corporation, domestic or foreign, nonprofit or for profit, a limited liability company, or a partnership, joint venture, trust, or other enterprise, against expenses, including attorney’s fees, actually and reasonably incurred by him in connection with the defense or settlement of such action or suit, if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made in respect of any of the following:

(a) Any claim, issue, or matter as to which such person is adjudged to be liable for negligence or misconduct in the performance of his duty to the corporation unless, and only to the extent that, the court of common pleas or the court in which such action or suit was brought determines, upon application, that, despite the adjudication of liability, but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses as the court of common pleas or such other court shall deem proper;

(b) Any action or suit in which the only liability asserted against a director is pursuant to section 1701.95 of the Revised Code.

(3) To the extent that a director, trustee, officer, employee, member, manager, or agent has been successful on the merits or otherwise in defense of any action, suit, or proceeding referred to in division (E)(1) or (2) of this section, or in defense of any claim, issue, or matter therein, he shall be indemnified against expenses, including attorney’s fees, actually and reasonably incurred by him in connection with the action, suit, or proceeding.

(4) Any indemnification under division (E)(1) or (2) of this section, unless ordered by a court, shall be made by the corporation only as authorized in the specific case, upon a determination that indemnification of the director, trustee, officer, employee, member, manager, or agent is proper in the circumstances because he has met the applicable standard of conduct set forth in division (E)(1) or (2) of this section. Such determination shall be made as follows:

(a) By a majority vote of a quorum consisting of directors of the indemnifying corporation who were not and are not parties to or threatened with the action, suit, or proceeding referred to in division (E)(1) or (2) of this section;

(b) If the quorum described in division (E)(4)(a) of this section is not obtainable or if a majority vote of a quorum of disinterested directors so directs, in a written opinion by independent legal counsel other than an attorney, or a firm having associated with it an attorney, who has been retained by or who has performed services for the corporation or any person to be indemnified within the past five years;

(c) By the shareholders;

(d) By the court of common pleas or the court in which the action, suit, or proceeding referred to in division (E)(1) or (2) of this section was brought.

Any determination made by the disinterested directors under division (E)(4)(a) or by independent legal counsel under division (E)(4)(b) of this section shall be promptly communicated to the person who threatened or brought the action or suit by or in the right of the corporation under division (E)(2) of this section, and within ten days after receipt of such notification, such person shall have the right to petition the court of common pleas or the court in which such action or suit was brought to review the reasonableness of such determination.

(5) (a) Unless at the time of a director’s act or omission that is the subject of an action, suit, or proceeding referred to in division (E)(1) or (2) of this section, the articles or the regulations of a corporation state, by specific reference to this division, that the provisions of this division do not apply to the corporation and unless the only liability asserted against a director in an action, suit, or proceeding referred to in division (E)(1) or (2) of this section is pursuant to section 1701.95 of the Revised Code, expenses, including attorney’s fees, incurred by a director in defending the action, suit or proceeding shall be paid by the corporation as they are incurred, in advance of the final disposition of the action, suit, or proceeding upon receipt of an undertaking by or on behalf of the director in which he agrees to do both of the following:

(i) Repay such amount if it is proved by clear and convincing evidence in a court of competent jurisdiction that his action or failure to act involved an act or omission undertaken with deliberate intent to cause injury to the corporation or undertaken with reckless disregard for the best interests of the corporation;

(ii) Reasonably cooperate with the corporation concerning the action, suit, or proceeding.

(b) Expenses, including attorney’s fees, incurred by a director, trustee, officer, employee, member, manager, or agent in defending any action, suit, or proceeding referred to in division (E)(1) or (2) of this section, may be paid by the corporation as they are incurred, in advance of the final disposition of the action, suit, or proceeding, as authorized by the directors in the specific case, upon receipt of an undertaking by or on behalf of the director, trustee, officer, employee, member, manager, or agent to repay such amount, if it ultimately is determined that he is not entitled to be indemnified by the corporation.

(6) The indemnification authorized by this section shall not be exclusive of, and shall be in addition to, any other rights granted to those seeking indemnification under the articles, the regulations, any agreement, a vote of shareholders or disinterested directors, or otherwise, both as to action in their official capacities and as to action in another capacity while holding their offices or positions, and shall continue as to a person who has ceased to be a director, trustee, officer, employee, member, manager, or agent and shall inure to the benefit of the heirs, executors, and administrators of such a person.

(7) A corporation may purchase and maintain insurance or furnish similar protection, including, but not limited to, trust funds, letters of credit, or self-insurance, on behalf of or for any person who is or was a director, officer, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, trustee, officer, employee, member, manager, or agent of another corporation, domestic or foreign, nonprofit or for profit, a limited liability company, or a partnership, joint venture, trust, or other enterprise, against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liability under this section. Insurance may be purchased from, or maintained with, a person in which the corporation has a financial interest.

(8) The authority of a corporation to indemnify persons pursuant to division (E)(1) or (2) of this section does not limit the payment of expenses as they are incurred, indemnification, insurance, or other protection that may be provided pursuant to divisions (E)(5),(6), and (7) of this section. Divisions (E)(1) and (2) of this section do not create any obligation to repay or return payments made by the corporation pursuant to divisions (E)(5),(6) or (7).

(9) As used in division (E) of this section, “corporation” includes all constituent entities in a consolidation or merger and the new or surviving corporation, so that any person who is or was a director, officer, employee, trustee, member, manager, or agent of such a constituent entity, or is or was serving at the request of such constituent entity as a director, trustee, officer, employee, member, manager, or agent of another corporation, domestic or foreign, nonprofit or for profit, a limited liability company, or a partnership, joint venture, trust, or other enterprise, shall stand in the same position under this section with respect to the new or surviving corporation as he would if he had served the new or surviving corporation in the same capacity.

FirstMerit’s Articles of Incorporation

Article SIXTH of FirstMerit’s articles provides as follows:

The Corporation may indemnify any director or officer, any former director or officer of the Corporation and any person who is or has served at the request of the Corporation as a director, officer or trustee of another corporation, partnership, joint venture, trust or other enterprise (and his heirs, executors and administrators) against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement, actually and reasonably incurred by him by reason of the fact that he is or was such director, officer or trustee in connection with any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, to the full extent permitted by applicable law, as the same may be in effect from time to time. The indemnification provided for herein shall not be deemed to restrict the right of the Corporation to (i) indemnify employees, agents and others as permitted by such law, (ii) purchase and maintain insurance or provide similar protection on behalf of directors, officers or such other persons against liabilities asserted against them or expenses incurred by them arising out of their service to the Corporation as contemplated herein, and (iii) enter into agreements with such directors, officers, employees, agents or others indemnifying them against any and all liabilities (or such lesser indemnification as may be provided in such agreements) asserted against them or incurred by them arising out of their service to the Corporation as contemplated herein.

Item 21.	Exhibits and Financial Statement Schedules

2.1	Agreement and Plan of Merger between FirstMerit Corporation and Citizens Republic Bancorp, Inc. dated September 12, 2012 (attached as Appendix A to the Joint Proxy Statement/Prospectus contained in this S-4 Registration Statement).

3.1	Second Amended and Restated Articles of Incorporation of FirstMerit Corporation, as amended (incorporated by reference from Exhibit 3.1 to the Quarterly Report on Form 10-Q for the quarter ended March 31, 2010 filed by FirstMerit Corporation on May 10, 2010).

3.2	Second Amended and Restated Code of Regulations of FirstMerit Corporation as amended (incorporated by reference from Exhibit 3.2 to the Quarterly Report on Form 10-Q for the quarter ended March 31, 2010 filed by FirstMerit Corporation on May 10, 2010).

5.1**	Opinion of Jones Day as to the validity of securities to be issued.

8.1**	Opinion of Jones Day re tax matters.

8.2**	Opinion of Dykema Gossett PLLC re tax matters.

8.3**	Form of Opinion of Jones Day re tax matters (that will be delivered to FirstMerit at the closing of the merger).

8.4**	Form of Opinion of Dykema Gossett PLLC re tax matters (that will be delivered to Citizens at the closing of the merger).

10.1	Credit Agreement between FirstMerit and Citibank, N.A. (incorporated by reference from Exhibit 99.1 to the Current Report on Form 8-K filed by FirstMerit Corporation on December 7, 2006).

10.2*	Amended and Restated 1999 Stock Plan (incorporated by reference from Exhibit 10.5 to the Annual Report on Form 10-K/A for the fiscal year ended December 31, 2000 filed by FirstMerit Corporation on April 30, 2001).

10.3*	First Amendment to the Amended and Restated 1999 Stock Plan (incorporated by reference from Exhibit 10.5 to the Annual Report on Form 10-K for the fiscal year ended December 31, 2008 filed by FirstMerit Corporation on February 18, 2009).

10.4*	Amended and Restated 2002 Stock Plan (incorporated by reference from Exhibit 10.6 to the Annual Report on Form 10-K/A for the fiscal year ended December 31, 2003 filed by FirstMerit Corporation on April 30, 2004).

10.5*	First Amendment to the Amended and Restated 2002 Stock Plan (incorporated by reference from Exhibit 10.7 to the Annual Report on Form 10-K for the fiscal year ended December 31, 2008 filed by FirstMerit Corporation on February 18, 2009).

10.6*	Amended and Restated 2006 Equity Plan (incorporated by reference from Exhibit 10.1 to the Quarterly Report on Form 10-Q for the quarter ended March 31, 2008 filed by FirstMerit Corporation on May 2, 2008).

10.7*	First Amendment to the Amended and Restated 2006 Equity Plan (incorporated by reference from Exhibit 10.9 to the Annual Report on Form 10-K for the fiscal year ended December 31, 2008 filed by FirstMerit Corporation on February 18, 2009).

10.8*	Amended and Restated Executive Deferred Compensation Plan (incorporated by reference from Exhibit 10.10 to the Annual Report on Form 10-K for the fiscal year ended December 31, 2008 filed by FirstMerit Corporation on February 18, 2009).

10.9*	Amended and Restated Director Deferred Compensation Plan (incorporated by reference from Exhibit 10.11 to the Annual Report on Form 10-K for the fiscal year ended December 31, 2008 filed by FirstMerit Corporation on February 18, 2009).

10.10*	Amended and Restated Supplemental Executive Retirement Plan (incorporated by reference from Exhibit 10.12 to the Annual Report on Form 10-K for the fiscal year ended December 31, 2008 filed by FirstMerit Corporation on February 18, 2009).

10.11*	Form of Amended and Restated Membership Agreement with respect to the Executive Supplemental Retirement Plan (incorporated by reference from Exhibit 10.39 to the Annual Report on Form 10-K for the fiscal year ended December 31, 1998 filed by FirstMerit Corporation on March 22, 1999).

10.12*	2008 Supplemental Executive Retirement Plan (incorporated by reference from Exhibit 10.14 to the Annual Report on Form 10-K for the fiscal year ended December 31, 2008 filed by FirstMerit Corporation on February 18, 2009).

10.13*	Amendment to the Supplemental Executive Retirement Plan (incorporated by reference from Exhibit 10.15 to the Annual Report on Form 10-K for the fiscal year ended December 31, 2008 filed by FirstMerit Corporation on February 18, 2009).

10.14*	Amended and Restated Unfunded Supplemental Benefit Plan (incorporated by reference from Exhibit 10.16 to the Annual Report on Form 10-K for the fiscal year ended December 31, 2008 filed by FirstMerit Corporation on February 18, 2009).

10.15*	2008 Excess Benefit Plan (incorporated by reference from Exhibit 10.18 to the Annual Report on Form 10-K for the fiscal year ended December 31, 2008 filed by FirstMerit Corporation on February 18, 2009).

10.16*	First Amendment to the 2008 Excess Benefit Plan (incorporated by reference from Exhibit 10.19 to the Annual Report on Form 10-K for the fiscal year ended December 31, 2008 filed by FirstMerit Corporation on February 18, 2009).

10.17*	Executive Life Insurance Program Summary (incorporated by reference from Exhibit 10.20 to the Annual Report on Form 10-K/A for the fiscal year ended December 31, 2001 filed by FirstMerit Corporation on April 30, 2002).

10.18*	Long-Term Disability Benefit Summary (incorporated by reference from Exhibit 10.21 to the Annual Report on Form 10-K for the fiscal year ended December 31, 2008 filed by FirstMerit Corporation on February 18, 2009).

10.19*	Director Compensation Summary (incorporated by reference from Exhibit 10.22 to the Annual Report on Form 10-K for the fiscal year ended December 31, 2008 filed by FirstMerit Corporation on February 18, 2009).

10.20*	Form of Amended and Restated Change in Control Termination Agreement (Tier 1) (incorporated by reference from Exhibit 10.23 to the Annual Report on Form 10-K for the fiscal year ended December 31, 2008 filed by FirstMerit Corporation on February 18, 2009).

10.21*	Form of Amended and Restated Change in Control Termination Agreement (Tier 1/2008 SERP) (incorporated by reference from Exhibit 10.24 to the Annual Report on Form 10-K for the fiscal year ended December 31, 2008 filed by FirstMerit Corporation on February 18, 2009).

10.22*	Form of Amended and Restated Displacement Agreement (Tier 1) (incorporated by reference from Exhibit 10.22 to the Annual Report on Form 10-K for the fiscal year ended December 31, 2010 filed by FirstMerit Corporation on February 25, 2011).

10.23*	Form of Displacement Agreement (Tier 1/2008 SERP) (incorporated by reference from Exhibit 10.23 to the Annual Report on Form 10-K for the fiscal year ended December 31, 2010 filed by FirstMerit Corporation on February 25, 2011).

10.24*	Amended and Restated Employment Agreement by and between FirstMerit Corporation and Paul G. Greig (incorporated by reference from Exhibit 10.27 to the Annual Report on Form 10-K for the fiscal year ended December 31, 2008 filed by FirstMerit Corporation on February 18, 2009).

10.25*	Amended and Restated Change in Control Termination Agreement (Greig) (incorporated by reference from Exhibit 10.28 to the Annual Report on Form 10-K for the fiscal year ended December 31, 2008 filed by FirstMerit Corporation on February 18, 2009).

10.26*	Amended and Restated Displacement Agreement (Greig) (incorporated by reference from Exhibit 10.29 to the Annual Report on Form 10-K for the fiscal year ended December 31, 2009 filed by FirstMerit Corporation on February 18, 2009).

10.27*	Form of Employee Restricted Stock Award Agreement (Change in Control) (incorporated by reference from Exhibit 10.4 to the Quarterly Report on Form 10-Q for the quarter ended March 31, 2008 filed by FirstMerit Corporation on May 2, 2008).

10.28*	Form of Employee Restricted Stock Award Agreement (no Change in Control) (incorporated by reference from Exhibit 10.5 to the Quarterly Report on Form 10-Q for the quarter ended March 31, 2008 filed by FirstMerit Corporation on May 2, 2008).

10.29*	Form of Director Nonqualified Stock Option Award Agreement (incorporated by reference from Exhibit 10.6 to the Quarterly Report on Form 10-Q for the quarter ended March 31, 2008 filed by FirstMerit Corporation on May 2, 2008).

10.30*	Form of Employee Nonqualified Stock Option Award Agreement (Change in Control) (incorporated by reference from Exhibit 10.7 to the Quarterly Report on Form 10-Q for the quarter ended March 31, 2008 filed by FirstMerit Corporation on May 2 2008).

10.31*	Form of Employee Nonqualified Stock Option Award Agreement (no Change in Control) (incorporated by reference from Exhibit 10.8 to the Quarterly Report on Form 10-Q for the quarter ended March 31, 2008 filed by FirstMerit Corporation on May 2, 2008).

10.32	Credit Agreement by and between FirstMerit Corporation and SunTrust Bank (incorporated by reference from Exhibit 10.39 to the Annual Report on Form 10-K filed by FirstMerit Corporation on February 18, 2009).

10.33	First Amendment to the Credit Agreement between FirstMerit Corporation and SunTrust Bank (incorporated by reference from Exhibit 10.40 to the Annual Report on Form 10-K for the fiscal year ended December 31, 2008 filed by FirstMerit Corporation on February 18, 2009).

10.34	Line of Credit Letter Agreement between FirstMerit Corporation and PNC Bank, N.A. (incorporated by reference from Exhibit 10.41 to the Annual Report on Form 10-K for the fiscal year ended December 31, 2008 filed by FirstMerit Corporation on February 18, 2009).

10.35	Committed Line of Credit Note between FirstMerit Corporation and PNC Bank, N.A. (incorporated by reference from Exhibit 10.42 to the Annual Report on Form 10-K for the fiscal year ended December 31, 2008 filed by FirstMerit Corporation on February 18, 2009).

10.36	Repurchase Letter Agreement dated April 22, 2009, between FirstMerit and the United States Department of the Treasury (incorporated by reference from Exhibit 10.1 to the Current Report on Form 8-K filed by FirstMerit Corporation on April 23, 2009).

10.37	Distribution Agency Agreement dated May 6, 2009, between FirstMerit and Credit Suisse Securities (USA) LLC (incorporated by reference from Exhibit 99.1 to the Current Report on Form 8-K filed by FirstMerit Corporation on May 6, 2009).

10.38	Warrant Repurchase Letter Agreement dated May 27, 2009, between FirstMerit and the United States Department of the Treasury (incorporated by reference from Exhibit 10.1 to the Current Report on Form 8-K filed with the SEC by FirstMerit Corporation on May 27, 2009).

10.39	Purchase and Assumption Agreement dated November 11, 2009, between FirstMerit Bank, N.A. and First Bank (incorporated by reference from Exhibit 10.1 to the Current Report on Form 8-K filed with the SEC by FirstMerit Corporation on November 12, 2009).

10.40	Purchase and Assumption Agreement Whole Bank All Deposits, among the Federal Deposit Insurance Corporation, receiver of George Washington Savings Bank, Orland Park, Illinois, the Federal Deposit Insurance Corporation and FirstMerit Bank, N.A., dated as of February 19, 2010 (incorporated by reference from Exhibit 2.1 to the Current Report on Form 8-K filed by FirstMerit Corporation on February 22, 2010).

10.41*	FirstMerit Corporation 2010 Retention Bonus Plan (incorporated by reference from Exhibit 10.1 to the Current Report on Form 8-K filed by FirstMerit Corporation on February 22, 2010).

10.42	Distribution Agency Agreement, dated March 3, 2010, between FirstMerit Corporation and Credit Suisse Securities (USA) LLC (incorporated by reference from Exhibit 99.1 to the Current Report on Form 8-K filed by FirstMerit Corporation on March 3, 2010).

10.43	Distribution Agency Agreement, dated March 3, 2010, between FirstMerit Corporation and RBC Capital Markets Corporation (incorporated by reference from Exhibit 99.2 to the Current Report on Form 8-K filed by FirstMerit Corporation on March 3, 2010).

10.44	Purchase and Assumption Agreement Whole Bank All Deposits, among the Federal Deposit Insurance Corporation, receiver of Midwest Bank and Trust Company, Elmwood Park, Illinois, the Federal Deposit Insurance Corporation and FirstMerit Bank, N.A., dated as of May 14, 2010. (incorporated by reference from Exhibit 2.1 to the Current Report on Form 8-K filed by FirstMerit Corporation on May 17, 2010).

10.45	FirstMerit Bank Cash-Settled Value Appreciation Instrument, dated May 14, 2010 (incorporated by reference from Exhibit 10.1 to the Current Report on Form 8-K filed by FirstMerit Corporation on May 17, 2010).

10.46*	Form of Director Annual Restricted Stock Award (incorporated by reference from Exhibit 10.50 to the Annual Report on Form 10-K for the fiscal year ended December 31, 2010 filed by FirstMerit Corporation on February 25, 2011).

10.47*	Form of Employee Restricted Stock Award (Change in Control) (incorporated by reference from Exhibit 10.51 to the Annual Report on Form 10-K for the fiscal year ended December 31, 2010 filed by FirstMerit Corporation on February 25, 2011).

10.48*	Form of Employee Restricted Stock Award (no Change in Control) (incorporated by reference from Exhibit 10.52 to the Annual Report on Form 10-K for the fiscal year ended December 31, 2010 filed by FirstMerit Corporation on February 25, 2011).

10.49*	FirstMerit Corporation 2011 Equity Incentive Plan (incorporated by reference from Exhibit 10.1 to the Current Report on Form 8-K filed by FirstMerit Corporation on April 20, 2011).

10.50*	FirstMerit Corporation 2011 Equity Incentive Plan Form of Restricted Share Award Agreement (Section 16 Officers) (incorporated by reference from Exhibit 10.2 to the Current Report on Form 8-K filed by FirstMerit Corporation on April 20, 2011).

10.51*	Amended and Restated FirstMerit Corporation Executive Cash Annual Incentive Plan (incorporated by reference from Exhibit 10.3 to the Current Report on Form 8-K filed by FirstMerit Corporation on April 20, 2011).

10.52*	FirstMerit Corporation 2011 Equity Incentive Plan Form of Restricted Share Award Agreement (Directors) (incorporated by reference from Exhibit 10.4 to the Quarterly Report on Form 10-Q for the quarter ended June 30, 2011 filed by FirstMerit Corporation on July 29, 2011).

10.53*	FirstMerit Form of Indemnification Agreement with Officers and Directors (incorporated by reference from Exhibit 10.53 to the Quarterly Report on Form 10-Q for the quarter ended September 30, 2012 filed by FirstMerit Corporation on November 2, 2012).

21.1	Subsidiaries of FirstMerit (incorporated by reference from Exhibit 21 to the Annual Report on Form 10-K for the fiscal year ended December 31, 2011 filed by FirstMerit Corporation on February 24, 2012).

23.1	Consent of Ernst & Young LLP for FirstMerit

23.2	Consent of Ernst & Young LLP for Citizens

23.3**	Consent of Jones Day (included in Exhibit 8.1)

23.4**	Consent of Dykema Gossett PLLC (included in Exhibit 8.2)

24.1	Power of attorney of FirstMerit

99.1**	Form of Proxy of Citizens

99.2**	Form of Proxy of FirstMerit

99.3	Consent of J.P. Morgan Securities LLC

99.4	Consent of RBC Capital Markets, LLC

*	Represents management contract, compensatory plan or arrangement in which directors and/or executive officers are eligible to participate.
**	To be filed by amendment.

Item 22.	Undertakings.

(a) The undersigned Registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act of 1993;

(ii)	To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement;

(iii)	To include any material information with respect to the plan or distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

(2)	That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

(3)	To remove from registration by means of post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant’s annual report pursuant to Section 13(a) or 15(d) of the Exchange Act (and, when applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)

(1)    The undersigned Registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this Registration Statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(2)    The Registrant undertakes that every prospectus (i) that is filed pursuant to paragraph (1) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the Registration Statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(d) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(e) The undersigned Registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the Registration Statement through the date of responding to the request.

(f) The undersigned Registrant hereby undertakes to supply by means of post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the Registration Statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Akron, State of Ohio, on November 20, 2012.

FIRSTMERIT CORPORATION

By:	/s/ Paul G. Greig
Paul G. Greig
Chairman, President, Chief Executive Officer and Director

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Paul G. Greig Paul G. Greig	Chairman, President, Chief Executive Officer and Director (Principal Executive Officer);

/s/ Terrence E. Bichsel Terrence E. Bichsel	Executive Vice President and Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)

* Clifford J. Isroff	Director

* Steven H. Baer	Director

* Karen S. Belden	Director

* R. Cary Blair	Director

* John C. Blickle	Director

* Robert W. Briggs	Director

* Richard Colella	Director

* Gina D. France	Director

* Terry L. Haines	Director

* J. Michael Hochschwender	Director

* Philip A. Lloyd II	Director

* Russ M. Strobel	Director

*	Judith A. Steiner, the Executive Vice President, General Counsel and Secretary of FirstMerit Corporation, as attorney-in-fact, signs this document on behalf of the above-named directors and officers pursuant to powers of attorney duly executed by such directors and officers and filed with this registration statement.

By:	/s/ Judith A. Steiner
Name:	Judith A. Steiner
Title:	Executive Vice President, General Counsel and Secretary

INDEX TO EXHIBITS

Exhibit No.	Description

2.1	Agreement and Plan of Merger between FirstMerit Corporation and Citizens Republic Bancorp, Inc. dated September 12, 2012 (attached as Appendix A to the Joint Proxy Statement/Prospectus contained in this S-4 Registration Statement).

3.1	Second Amended and Restated Articles of Incorporation of FirstMerit Corporation, as amended (incorporated by reference from Exhibit 3.1 to the Quarterly Report on Form 10-Q for the quarter ended March 31, 2010 filed by FirstMerit Corporation on May 10, 2010).

3.2	Second Amended and Restated Code of Regulations of FirstMerit Corporation as amended (incorporated by reference from Exhibit 3.2 to the Quarterly Report on Form 10-Q for the quarter ended March 31, 2010 filed by FirstMerit Corporation on May 10, 2010).

5.1**	Opinion of Jones Day as to the validity of securities to be issued.

8.1**	Opinion of Jones Day re tax matters.

8.2**	Opinion of Dykema Gossett PLLC re tax matters.

8.3**	Form of Opinion of Jones Day re tax matters (that will be delivered to FirstMerit at the closing of the merger).

8.4**	Form of Opinion of Dykema Gossett PLLC re tax matters (that will be delivered to Citizens at the closing of the merger).

10.1	Credit Agreement between FirstMerit and Citibank, N.A. (incorporated by reference from Exhibit 99.1 to the Current Report on Form 8-K filed by FirstMerit Corporation on December 7, 2006).

10.2*	Amended and Restated 1999 Stock Plan (incorporated by reference from Exhibit 10.5 to the Annual Report on Form 10-K/A for the fiscal year ended December 31, 2000 filed by FirstMerit Corporation on April 30, 2001).

10.3*	First Amendment to the Amended and Restated 1999 Stock Plan (incorporated by reference from Exhibit 10.5 to the Annual Report on Form 10-K for the fiscal year ended December 31, 2008 filed by FirstMerit Corporation on February 18, 2009).

10.4*	Amended and Restated 2002 Stock Plan (incorporated by reference from Exhibit 10.6 to the Annual Report on Form 10-K/A for the fiscal year ended December 31, 2003 filed by FirstMerit Corporation on April 30, 2004).

10.5*	First Amendment to the Amended and Restated 2002 Stock Plan (incorporated by reference from Exhibit 10.7 to the Annual Report on Form 10-K for the fiscal year ended December 31, 2008 filed by FirstMerit Corporation on February 18, 2009).

10.6*	Amended and Restated 2006 Equity Plan (incorporated by reference from Exhibit 10.1 to the Quarterly Report on Form 10-Q for the quarter ended March 31, 2008 filed by FirstMerit Corporation on May 2, 2008).

10.7*	First Amendment to the Amended and Restated 2006 Equity Plan (incorporated by reference from Exhibit 10.9 to the Annual Report on Form 10-K for the fiscal year ended December 31, 2008 filed by FirstMerit Corporation on February 18, 2009).

10.8*	Amended and Restated Executive Deferred Compensation Plan (incorporated by reference from Exhibit 10.10 to the Annual Report on Form 10-K for the fiscal year ended December 31, 2008 filed by FirstMerit Corporation on February 18, 2009).

Exhibit No.	Description

10.9*	Amended and Restated Director Deferred Compensation Plan (incorporated by reference from Exhibit 10.11 to the Annual Report on Form 10-K for the fiscal year ended December 31, 2008 filed by FirstMerit Corporation on February 18, 2009).

10.10*	Amended and Restated Supplemental Executive Retirement Plan (incorporated by reference from Exhibit 10.12 to the Annual Report on Form 10-K for the fiscal year ended December 31, 2008 filed by FirstMerit Corporation on February 18, 2009).

10.11*	Form of Amended and Restated Membership Agreement with respect to the Executive Supplemental Retirement Plan (incorporated by reference from Exhibit 10.39 to the Annual Report on Form 10-K for the fiscal year ended December 31, 1998 filed by FirstMerit Corporation on March 22, 1999).

10.12*	2008 Supplemental Executive Retirement Plan (incorporated by reference from Exhibit 10.14 to the Annual Report on Form 10-K for the fiscal year ended December 31, 2008 filed by FirstMerit Corporation on February 18, 2009).

10.13*	Amendment to the Supplemental Executive Retirement Plan (incorporated by reference from Exhibit 10.15 to the Annual Report on Form 10-K for the fiscal year ended December 31, 2008 filed by FirstMerit Corporation on February 18, 2009).

10.14*	Amended and Restated Unfunded Supplemental Benefit Plan (incorporated by reference from Exhibit 10.16 to the Annual Report on Form 10-K for the fiscal year ended December 31, 2008 filed by FirstMerit Corporation on February 18, 2009).

10.15*	2008 Excess Benefit Plan (incorporated by reference from Exhibit 10.18 to the Annual Report on Form 10-K for the fiscal year ended December 31, 2008 filed by FirstMerit Corporation on February 18, 2009).

10.16*	First Amendment to the 2008 Excess Benefit Plan (incorporated by reference from Exhibit 10.19 to the Annual Report on Form 10-K for the fiscal year ended December 31, 2008 filed by FirstMerit Corporation on February 18, 2009).

10.17*	Executive Life Insurance Program Summary (incorporated by reference from Exhibit 10.20 to the Annual Report on Form 10-K/A for the fiscal year ended December 31, 2001 filed by FirstMerit Corporation on April 30, 2002).

10.18*	Long-Term Disability Benefit Summary (incorporated by reference from Exhibit 10.21 to the Annual Report on Form 10-K for the fiscal year ended December 31, 2008 filed by FirstMerit Corporation on February 18, 2009).

10.19*	Director Compensation Summary (incorporated by reference from Exhibit 10.22 to the Annual Report on Form 10-K for the fiscal year ended December 31, 2008 filed by FirstMerit Corporation on February 18, 2009).

10.20*	Form of Amended and Restated Change in Control Termination Agreement (Tier 1) (incorporated by reference from Exhibit 10.23 to the Annual Report on Form 10-K for the fiscal year ended December 31, 2008 filed by FirstMerit Corporation on February 18, 2009).

10.21*	Form of Amended and Restated Change in Control Termination Agreement (Tier 1/2008 SERP) (incorporated by reference from Exhibit 10.24 to the Annual Report on Form 10-K for the fiscal year ended December 31, 2008 filed by FirstMerit Corporation on February 18, 2009).

10.22*	Form of Amended and Restated Displacement Agreement (Tier 1) (incorporated by reference from Exhibit 10.22 to the Annual Report on Form 10-K for the fiscal year ended December 31, 2010 filed by FirstMerit Corporation on February 25, 2011).

Exhibit No.	Description

10.23*	Form of Displacement Agreement (Tier 1/2008 SERP) (incorporated by reference from Exhibit 10.23 to the Annual Report on Form 10-K for the fiscal year ended December 31, 2010 filed by FirstMerit Corporation on February 25, 2011).

10.24*	Amended and Restated Employment Agreement by and between FirstMerit Corporation and Paul G. Greig (incorporated by reference from Exhibit 10.27 to the Annual Report on Form 10-K for the fiscal year ended December 31, 2008 filed by FirstMerit Corporation on February 18, 2009).

10.25*	Amended and Restated Change in Control Termination Agreement (Greig) (incorporated by reference from Exhibit 10.28 to the Annual Report on Form 10-K for the fiscal year ended December 31, 2008 filed by FirstMerit Corporation on February 18, 2009).

10.26*	Amended and Restated Displacement Agreement (Greig) (incorporated by reference from Exhibit 10.29 to the Annual Report on Form 10-K for the fiscal year ended December 31, 2009 filed by FirstMerit Corporation on February 18, 2009).

10.27*	Form of Employee Restricted Stock Award Agreement (Change in Control) (incorporated by reference from Exhibit 10.4 to the Quarterly Report on Form 10-Q for the quarter ended March 31, 2008 filed by FirstMerit Corporation on May 2, 2008).

10.28*	Form of Employee Restricted Stock Award Agreement (no Change in Control) (incorporated by reference from Exhibit 10.5 to the Quarterly Report on Form 10-Q for the quarter ended March 31, 2008 filed by FirstMerit Corporation on May 2, 2008).

10.29*	Form of Director Nonqualified Stock Option Award Agreement (incorporated by reference from Exhibit 10.6 to the Quarterly Report on Form 10-Q for the quarter ended March 31, 2008 filed by FirstMerit Corporation on May 2, 2008).

10.30*	Form of Employee Nonqualified Stock Option Award Agreement (Change in Control) (incorporated by reference from Exhibit 10.7 to the Quarterly Report on Form 10-Q for the quarter ended March 31, 2008 filed by FirstMerit Corporation on May 2 2008).

10.31*	Form of Employee Nonqualified Stock Option Award Agreement (no Change in Control) (incorporated by reference from Exhibit 10.8 to the Quarterly Report on Form 10-Q for the quarter ended March 31, 2008 filed by FirstMerit Corporation on May 2, 2008).

10.32	Credit Agreement by and between FirstMerit Corporation and SunTrust Bank (incorporated by reference from Exhibit 10.39 to the Annual Report on Form 10-K filed by FirstMerit Corporation on February 18, 2009).

10.33	First Amendment to the Credit Agreement between FirstMerit Corporation and SunTrust Bank (incorporated by reference from Exhibit 10.40 to the Annual Report on Form 10-K for the fiscal year ended December 31, 2008 filed by FirstMerit Corporation on February 18, 2009).

10.34	Line of Credit Letter Agreement between FirstMerit Corporation and PNC Bank, N.A. (incorporated by reference from Exhibit 10.41 to the Annual Report on Form 10-K for the fiscal year ended December 31, 2008 filed by FirstMerit Corporation on February 18, 2009).

10.35	Committed Line of Credit Note between FirstMerit Corporation and PNC Bank, N.A. (incorporated by reference from Exhibit 10.42 to the Annual Report on Form 10-K for the fiscal year ended December 31, 2008 filed by FirstMerit Corporation on February 18, 2009).

10.36	Repurchase Letter Agreement dated April 22, 2009, between FirstMerit and the United States Department of the Treasury (incorporated by reference from Exhibit 10.1 to the Current Report on Form 8-K filed by FirstMerit Corporation on April 23, 2009).

Exhibit No.	Description

10.37	Distribution Agency Agreement dated May 6, 2009, between FirstMerit and Credit Suisse Securities (USA) LLC (incorporated by reference from Exhibit 99.1 to the Current Report on Form 8-K filed by FirstMerit Corporation on May 6, 2009).

10.38	Warrant Repurchase Letter Agreement dated May 27, 2009, between FirstMerit and the United States Department of the Treasury (incorporated by reference from Exhibit 10.1 to the Current Report on Form 8-K filed with the SEC by FirstMerit Corporation on May 27, 2009).

10.39	Purchase and Assumption Agreement dated November 11, 2009, between FirstMerit Bank, N.A. and First Bank (incorporated by reference from Exhibit 10.1 to the Current Report on Form 8-K filed with the SEC by FirstMerit Corporation on November 12, 2009).

10.40	Purchase and Assumption Agreement Whole Bank All Deposits, among the Federal Deposit Insurance Corporation, receiver of George Washington Savings Bank, Orland Park, Illinois, the Federal Deposit Insurance Corporation and FirstMerit Bank, N.A., dated as of February 19, 2010 (incorporated by reference from Exhibit 2.1 to the Current Report on Form 8-K filed by FirstMerit Corporation on February 22, 2010).

10.41*	FirstMerit Corporation 2010 Retention Bonus Plan (incorporated by reference from Exhibit 10.1 to the Current Report on Form 8-K filed by FirstMerit Corporation on February 22, 2010).

10.42	Distribution Agency Agreement, dated March 3, 2010, between FirstMerit Corporation and Credit Suisse Securities (USA) LLC (incorporated by reference from Exhibit 99.1 to the Current Report on Form 8-K filed by FirstMerit Corporation on March 3, 2010).

10.43	Distribution Agency Agreement, dated March 3, 2010, between FirstMerit Corporation and RBC Capital Markets Corporation (incorporated by reference from Exhibit 99.2 to the Current Report on Form 8-K filed by FirstMerit Corporation on March 3, 2010).

10.44	Purchase and Assumption Agreement Whole Bank All Deposits, among the Federal Deposit Insurance Corporation, receiver of Midwest Bank and Trust Company, Elmwood Park, Illinois, the Federal Deposit Insurance Corporation and FirstMerit Bank, N.A., dated as of May 14, 2010. (incorporated by reference from Exhibit 2.1 to the Current Report on Form 8-K filed by FirstMerit Corporation on May 17, 2010).

10.45	FirstMerit Bank Cash-Settled Value Appreciation Instrument, dated May 14, 2010 (incorporated by reference from Exhibit 10.1 to the Current Report on Form 8-K filed by FirstMerit Corporation on May 17, 2010).

10.46*	Form of Director Annual Restricted Stock Award (incorporated by reference from Exhibit 10.50 to the Annual Report on Form 10-K for the fiscal year ended December 31, 2010 filed by FirstMerit Corporation on February 25, 2011).

10.47*	Form of Employee Restricted Stock Award (Change in Control) (incorporated by reference from Exhibit 10.51 to the Annual Report on Form 10-K for the fiscal year ended December 31, 2010 filed by FirstMerit Corporation on February 25, 2011).

10.48*	Form of Employee Restricted Stock Award (no Change in Control) (incorporated by reference from Exhibit 10.52 to the Annual Report on Form 10-K for the fiscal year ended December 31, 2010 filed by FirstMerit Corporation on February 25, 2011).

10.49*	FirstMerit Corporation 2011 Equity Incentive Plan (incorporated by reference from Exhibit 10.1 to the Current Report on Form 8-K filed by FirstMerit Corporation on April 20, 2011).

10.50*	FirstMerit Corporation 2011 Equity Incentive Plan Form of Restricted Share Award Agreement (Section 16 Officers) (incorporated by reference from Exhibit 10.2 to the Current Report on Form 8-K filed by FirstMerit Corporation on April 20, 2011).

Exhibit No.	Description

10.51*	Amended and Restated FirstMerit Corporation Executive Cash Annual Incentive Plan (incorporated by reference from Exhibit 10.3 to the Current Report on Form 8-K filed by FirstMerit Corporation on April 20, 2011).

10.52*	FirstMerit Corporation 2011 Equity Incentive Plan Form of Restricted Share Award Agreement (Directors) (incorporated by reference from Exhibit 10.4 to the Quarterly Report on Form 10-Q for the quarter ended June 30, 2011 filed by FirstMerit Corporation on July 29, 2011).

10.53*	FirstMerit Form of Indemnification Agreement with Officers and Directors (incorporated by reference from Exhibit 10.53 to the Quarterly Report on Form 10-Q for the quarter ended September 30, 2012 filed by FirstMerit Corporation on November 2, 2012).

21.1	Subsidiaries of FirstMerit (incorporated by reference from Exhibit 21 to the Annual Report on Form 10-K for the fiscal year ended December 31, 2011 filed by FirstMerit Corporation on February 24, 2012).

23.1	Consent of Ernst & Young LLP for FirstMerit

23.2	Consent of Ernst & Young LLP for Citizens

23.3**	Consent of Jones Day (included in Exhibit 8.1)

23.4**	Consent of Dykema Gossett PLLC (included in Exhibit 8.2)

24.1	Power of attorney of FirstMerit

99.1**	Form of Proxy of Citizens

99.2**	Form of Proxy of FirstMerit

99.3	Consent of J.P. Morgan Securities LLC

99.4	Consent of RBC Capital Markets, LLC

*	Represents management contract, compensatory plan or arrangement in which directors and/or executive officers are eligible to participate.
**	To be filed by amendment.